
05009239

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Forte Resources Inc.

*CURRENT ADDRESS 2450, 500 - 4th Avenue SW
Calgary, Alberta T2P 2V6
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34891 FISCAL YEAR

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT : 6/23/05



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Forte Resources Inc.

P R O F I L E

Mailing Address:	2450, 500 - 4th Avenue S.W. Calgary, Alberta T2P 2V6	**Head Office Address:**	2450, 500 - 4th Avenue S.W. Calgary, Alberta T2P 2V6
Contact Name:	Douglas N. Baker	**POP System Issuer:**	No
Telephone Number:	403 237-5163	**Reporting Jurisdictions:**	British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland
Fax Number:	403 237-5256	**Stock Exchange:**	TSX
Date of Formation:	Jan 21 2004	**Stock Symbol:**	FRZ
Governing Jurisdiction:	Alberta	**Auditor:**	Deloitte & Touche LLP
Industry Classification:	oil and gas - oil and gas producers	**General Partner:**	
CUSIP Number:	34956Y	**Transfer Agent:**	Computershare Trust Company of Canada
Financial Year-End:	Dec 31	**Size of Issuer (Assets):**	$25,000,001 to $100,000,000

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Company Name	Date of Filing	Document Type	File Format	File Size
Forte Resources Inc.				
	Apr 27 2005	Audited annual financial statements (amended)-English	PDF	166 K
	Apr 27 2005	Cover letter	PDF	16 K
	Apr 27 2005	Report of voting results	PDF	8 K
	Apr 25 2005	Audited annual financial statements (amended)-English	PDF	97 K
	Apr 25 2005	Audited annual financial statements (amended)-English	PDF	73 K
	Apr 11 2005	Certificate re dissemination to shareholders	PDF	32 K
	Apr 8 2005	News release - English	PDF	23 K
	Apr 8 2005	News release - English	PDF	23 K
	Mar 31 2005	Annual information form - English	PDF	232 K
	Mar 31 2005	News release (section 2.2 of NI 51-101)	PDF	19 K
	Mar 30 2005	Audited annual financial statements - English	PDF	52 K
	Mar 30 2005	Form 52-109FT1 - Certification of Annual Filings - CEO	PDF	94 K
	Mar 30 2005	Form 52-109FT1 - Certification of Annual Filings - CFO	PDF	8 K
	Mar 30 2005	MD&A - English	PDF	77 K
	Mar 30 2005	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	27 K
	Mar 29 2005	Annual report - English	PDF	645 K
	Mar 29 2005	Form of proxy - English	PDF	17 K

Mar 29 2005	Management information circular - English	PDF	101 K
Mar 29 2005	Notice of meeting - English	PDF	11 K
Mar 22 2005	News release - English	PDF	1207 K
Mar 21 2005	Security holders documents - English	PDF	191 K
Mar 21 2005	Security holders documents - English	PDF	2011 K
Mar 21 2005	Security holders documents - English	PDF	1595 K
Mar 21 2005	Security holders documents - English	PDF	383 K
Feb 24 2005	News release - English	PDF	22 K
Feb 23 2005	News release - English	PDF	33 K
Feb 15 2005	News release - English	PDF	22 K
Feb 10 2005	Early warning report	PDF	9 K
Feb 8 2005	Material change report - English	PDF	18 K
Feb 3 2005	Notice of the meeting and record date - English	PDF	86 K
Jan 26 2005	News release - English	PDF	34 K
Dec 16 2004	News release - English	PDF	6 K
Dec 10 2004	Early warning report	PDF	9 K
Dec 1 2004	Material change report - English	PDF	92 K
Nov 30 2004	Notice	PDF	132 K
Nov 19 2004	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	10 K
Nov 19 2004	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	11 K
Nov 18 2004	Interim financial statements - English	PDF	107 K
Nov 18 2004	MD&A - English	PDF	53 K
Nov 10 2004	News release - English	PDF	107 K
Oct 28 2004	News release - English	PDF	10 K
Aug 16 2004	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	89 K
Aug 16 2004	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	86 K
Aug 12 2004	Interim financial statements - English	PDF	82 K
Aug 12 2004	MD&A - English	PDF	44 K
Jul 20 2004	News release - English	PDF	6 K
Jul 8 2004	Material change report - English	PDF	65 K
Jul 6 2004	News release - English	PDF	71 K

Jun 30 2004	Business acquisition report - English	PDF	4136 K
Jun 30 2004	Other	PDF	142 K
Jun 29 2004	Material change report - English	PDF	106 K
Jun 24 2004	News release - English	PDF	12 K
Jun 21 2004	Relief/Approval	PDF	18 K
Jun 2 2004	Notice information (QC sec. 106 Reg.)	PDF	135 K
May 17 2004	News release - English	PDF	60 K
May 14 2004	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	92 K
May 14 2004	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	90 K
May 14 2004	Interim financial statements - English	PDF	60 K
May 14 2004	MD&A - English	PDF	32 K
May 12 2004	Material change report - English	PDF	144 K
May 6 2004	News release - English	PDF	17 K
Apr 8 2004	Early warning report	PDF	8 K
Mar 26 2004	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	81 K
Mar 25 2004	Other	PDF	1690 K
Mar 25 2004	Other	PDF	4084 K
Mar 25 2004	Press release - English	PDF	70 K
Mar 17 2004	Notice of alternative form of AIF	PDF	141 K
Mar 16 2004	Material change report - English	PDF	52 K
Mar 16 2004	Press release - English	PDF	53 K
Mar 16 2004	Press release - English	PDF	56 K

FOR IMMEDIATE RELEASE MARCH 10, 2004



FORTE RESOURCES INC. ANNOUNCES $8.0 MILLION EQUITY FINANCING

CALGARY, ALBERTA --

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Forte Resources Inc. ("Forte") announced today that it has entered into a bought deal financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including Canaccord Capital Corporation, GMP Securities Ltd., Haywood Securities Inc. and Tristone Capital Inc. to issue 3.2 million common shares on a private placement basis at a price of $2.50 per common share for gross proceeds of $8.0 million. Completion of this transaction is subject to receipt of all necessary regulatory approvals. This transaction is expected to close in March 2004.

Proceeds from this offering will be used to fund Forte's ongoing exploration and development activities, and for general corporate purposes.

Upon issuance of a Bulletin of the Toronto Stock Exchange (the "TSX") confirming receipt by the TSX of all necessary documents in connection with the closing of the previously announced plan of arrangement involving Forte and Forte Oil Corporation and related matters, the common shares of Forte will begin trading on the TSX on or about March 12, 2004 under the trading symbol "FRZ".

This news release shall not constitute an offer to sell or the solicitation of any offer to buy securities in any jurisdiction. The Forte common shares have not been nor will be registered under the United States Securities Act of 1933, and they may not be offered or sold in the United States absent registration or an exemption from registration.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Forte Resources Inc.
T. J. (Tom) MacKay
Chairman and Chief Executive Officer
(403) 237-5163
or
Forte Resources Inc.
Douglas N. Baker
President and Chief Financial Officer
(403) 237-5163
The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR IMMEDIATE RELEASE MARCH 10, 2004

FORTE RESOURCES INC. ANNOUNCE COMPLETION OF ARRANGEMENT

Calgary, Alberta – Forte Resources Inc. (formerly Denison Oil Corporation) ("Forte Resources") announced today that the previously announced plan of arrangement involving Forte Resources and Forte Oil Corporation ("Forte Oil") (the "Arrangement") became effective on March 9, 2004.

The Arrangement was approved by 100% of the shareholders and optionholders of Forte Oil that voted on the Arrangement at the special securityholders' meeting of Forte Oil held on March 2, 2004. The Arrangement was also approved by the Court of Queen's Bench of Alberta on March 5, 2004.

Pursuant to the Arrangement, all securities of Forte Oil were transferred to Forte Resources and Forte Oil became a wholly-owned subsidiary of Forte Resources. The previous shareholders of Forte Oil received, for each outstanding common share of Forte Oil held by them, 0.894 common shares of Forte Resources. The previous shareholders of Forte Oil should expect to receive share certificates representing their shareholdings in Forte Resources as soon as practicable upon completion of the Arrangement, but in any event no later than March 31, 2004.

After giving effect to the Arrangement, Forte Resources has approximately 18,394,549 common shares outstanding.

Upon completion of the Arrangement, the Board of Directors of Forte will be reconstituted with four nominees of Forte Oil and two nominees of Denison Energy Inc. and officers of Forte Oil will be appointed as officers of Forte Resources.

Upon issuance of a Bulletin of the Toronto Stock Exchange (the "TSX") confirming receipt by the TSX of all necessary documents in connection with the closing of the Arrangement and related matters, the common shares of Forte Resources will begin trading on the TSX on or about March 12, 2004 under the trading symbol "FRZ".

Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6

For further information, please contact:

Forte Resources Inc.
Douglas N. Baker
President and Chief Financial Officer
(403) 237-5163
(403) 237-5256 (FAX)
Email: dbaker@forteoil.ca

MATERIAL CHANGE REPORT

1. Reporting Issuer:

Forte Resources Inc. ("Forte Resources")
2450, 500 – 4th Avenue S.W.
Calgary, Alberta, T2P 2E6

2. Date of Material Change:

March 9 and 10, 2004

3. News Release

Press Releases reporting the material changes were issued by Forte Resources on March 10, 2004 through CCN Matthews.

4. Summary of Material Change:

Forte Resources announced on March 10, 2004 that the plan of arrangement involving Forte Resources, 1087215 Alberta Ltd. and Forte Oil Corporation ("Forte Oil") (the "Arrangement") became effective on March 9, 2004 and that it has entered into a bought deal financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including Canaccord Capital Corporation, GMP Securities Ltd., Haywood Securities Inc. and Tristone Capital Inc. to issue 3.2 million common shares on a private placement basis at a price of $2.50 per common share for gross proceeds of $8.0 million.

5. Full Description of Material Change:

Forte Resources announced on March 10, 2004 that the Arrangement involving Forte Resources, 1087215 Alberta Ltd. and Forte Oil became effective on March 9, 2004.

The Arrangement was approved by 100% of the shareholders and optionholders of Forte Oil that voted on the Arrangement at the special shareholder and optionholder meeting of Forte Oil held on March 2, 2004. The Arrangement was also approved by the Court of Queen's Bench of Alberta on March 5, 2004.

Pursuant to the Arrangement, all securities of Forte Oil were transferred to Forte Resources and Forte Oil became a wholly-owned subsidiary of Forte Resources. The previous shareholders of Forte Oil received, for each outstanding common share of Forte Oil held by them, 0.894 common shares of Forte Resources. The previous shareholders of Forte Oil should expect to receive share certificates representing their shareholdings in Forte Resources no later than March 31, 2004.

After giving effect to the Arrangement, Forte Resources has approximately 18,394,549 common shares outstanding.

The Board of Directors of Forte Resources was reconstituted with four nominees of Forte Oil and two nominees of Denison Energy Inc. and officers of Forte Oil were appointed as officers of Forte Resources.

The common shares of Forte Resources commenced trading on the TSX on March 12, 2004 under the trading symbol "FRZ".

Forte Resources also announced on March 10, 2004 that it has entered into a bought deal financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including Canaccord Capital Corporation, GMP Securities Ltd., Haywood Securities Inc. and Tristone Capital Inc. to issue 3.2 million common shares on a private placement basis at a price of $2.50 per common share for gross proceeds of $8.0 million. Completion of this transaction is subject to receipt of all necessary regulatory approvals. This transaction is expected to close on or about March 25, 2004.

Proceeds from this offering will be used to fund Forte Resources' ongoing exploration and development activities, and for general corporate purposes.

For further information, please contact:

Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, Alberta, T2P 2E6
Phone: (403) 237-5163
Facsimile: (403) 237-5256
Attention: Douglas N. Baker, President Finance and Chief Financial Officer

6. Reliance on Confidentiality Provisions:

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officers:

For further information, please contact Douglas N. Baker, President and Chief Financial Officer at 2450, 500 – 4th Avenue S.W., Calgary, AB T2P 2E6, Phone: (403) 237-5163, Facsimile: (403) 237-5256.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED as of March 16, 2004, at Calgary, Alberta.

FORTE RESOURCES INC.

Per: "Douglas N. Baker"
Douglas N. Baker

cc: Toronto Stock Exchange

G:\056208\0006\Material Change Rpt 01.doc


Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: James L. Kidd
Direct Phone: **(403) 260-0181**
Direct Fax: **(403) 260-0330**
jlk@bdplaw.com

Assistant: Deana Campbell
Direct Phone: **(403) 260-0293**
Our File: 60192-2

Delivered Via SEDAR

March 17, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Commission des Valeurs Mobilières du Québec
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Forte Resources Inc. (formerly Denison Oil Corporation) (the "Corporation") - Alternative Annual Information Form

We act as legal counsel to the Corporation in connection with the filing of the management information circular and proxy statement of Denison Energy Inc. ("**Denison**") dated January 29, 2004 (the "**Alternative AIF**") with respect to the plan of arrangement involving Denison and its shareholders and optionholders.

Pursuant to subsection 3.1(2) of Multilateral Instrument 45-102 – Resale of Securities ("**MI 45-102**") and section 8.1.1.1 of the Mutual Reliance Review System for Exemptive Relief Applications Decision Document in respect of Denison, Denison Mines Inc. and the Corporation dated March 4, 2004, we hereby give notice that the Corporation has filed an alternative form of Annual Information Form as defined in MI 45-102 on SEDAR under project number 615076.

Pursuant to paragraph (e) of the definition of "qualifying issuer" in MI 45-102, a summary of the independent engineering evaluation of the oil and natural gas interests of the Corporation under the same SEDAR project number as the Alternative AIF has been filed.

If you require any further information, please do not hesitate to contact me.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

"James Kidd"

James Kidd

cc: Burnet, Duckworth & Palmer LLP
Attn: Jay Reid (via email)



FOR IMMEDIATE RELEASE MARCH 25, 2004


RECEIVED

FORTE RESOURCES INC. CLOSES $8.0 MILLION EQUITY FINANCING

Calgary, Alberta – Forte Resources Inc. ("Forte") is pleased to announce that it has closed its previously announced private placement of 3,200,000 common shares priced at $2.50 per common share for gross proceeds of $8.0 million.

FirstEnergy Capital Corp., Canaccord Capital Corporation, GMP Securities Ltd., Haywood Securities Inc. and Tristone Capital Inc. acted as underwriters for the offering. Upon closing of the offering, Forte will have approximately 21.6 million shares outstanding. Proceeds from the offering will be used to fund Forte's ongoing exploration and development activities.

Forte is a Canadian company engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas. Forte's common shares are listed on the Toronto Stock Exchange under the symbol "FRZ".

Forte's new releases can be accessed electronically through the website of CNN Matthews at www.cnnmatthews.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry. (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projects relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from the potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect Forte's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.

For further information, please contact:

Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403) 237-5163
Facsimile: (403) 237-5256

Attention: Douglas N. Baker, President and Chief Financial Officer
Email: dbaker@forteoil.ca



EVALUATION OF THE P&NG RESERVES

OF

FORTE OIL CORPORATION

(As of October 1, 2003)

VOLUME 1 - Summary



Geological and Petroleum Engineering Consultants

Suite 900, North Tower, Sun Life Plaza, 140 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3N3
Tel: (403) 294-5500 Fax: (403) 294-5590 Fax: (403) 294-5580

Copies:	Forte Oil Corporation: 4 copies Volume 1 - Summary 3 copies Volumes 2 to 5 Sproule Associates Limited (1)
Project No.:	2813.14926
Prepared For:	Forte Oil Corporation
Authors:	Paul B. Jung, P.Eng., Project Leader Michael W. Maughan, C.P.G., P.Geol. Harry J. Helwerda, P.Eng.
Exclusivity:	This report has been prepared for the exclusive use of Forte Oil Corporation, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Table of Contents

VOLUME 1

Introduction

Summary



Discussion



VOLUME 3 (Cont'd)

Alberta (Cont'd)

VOLUME 4

VOLUME 5

Introduction

This report was prepared by Sproule Associates Limited ("Sproule") at the request of Ms. Christine Robertson, Manager, Reservoir Engineering. Forte Oil Corporation is hereinafter referred to as "the Company." The effective date of this report is October 1, 2003, and it consists of an evaluation of the P&NG reserves of the Company's interests in Alberta, Canada. This report was prepared between September 2003 and October 2003 for the purpose of evaluating the Company's P&NG reserves according to National Instrument 51-101.

This report is contained in five volumes. Volume 1 presents the Introduction, Summary, Discussion, and Appendix. The Introduction includes the summary of evaluation standards and procedures and pertinent author certificates, the Summary includes high-level summaries of the evaluation, and the Discussion includes general commentaries pertaining to the evaluation of the P&NG reserves. Reserves definitions; product price forecasts; abbreviations, units and conversion factors; and general evaluation parameters are included in Appendices A, B, C, and D, respectively. Volumes 2 through 5 present the detailed descriptions and evaluations for the individual properties (areas), on a property-by-property basis, including the following:

- Summary of the property evaluation;
- Summary of pertinent data;
- Table 1 - Well List/Reservoir Data;
- Table 2 - Summary of the estimates of proven and probable oil and pipeline gas reserves and net present values;
- Table 3 - Forecasts of proven and probable oil and pipeline gas production, revenue, and net present values, before income taxes:
- Land map;



- Well inventory;
- Net pay maps, where applicable;
- Production history plots for producing wells;
- Material balance plots, where applicable.

Field Operations

1. In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule Associates Limited. No additional information regarding the reserves evaluation would have been obtained by an on-site visit.

Historical Data, Interests and Burdens

1. All historical production, revenue and expense data, product prices actually received, and other data that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule Associates Limited.

2. Property descriptions, details of interests held, and well data, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

3. Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule Associates Limited.

Evaluation Standards

This report has been prepared by Sproule Associates Limited using state-of-the-art geological and engineering knowledge and techniques. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA"). Finally, this report adheres in all material aspects to the "best practices" recommended in the COGE Handbook which are in accordance with principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The


Sproule

COGE Handbook is incorporated by reference in National Instrument 51-101 and is the practice standard for reserves evaluation.

Evaluation Procedures

1. The forecasts of product prices used in this evaluation were based on Sproule's September 1, 2003 price forecasts. Further discussion is included in Appendix B.

2. Abandonment and reclamation costs were included in this report. No allowance for salvage values was made. Further discussion is included in Appendix D.

Evaluation Results

1. Forecasts of reserves and associated net production revenues are forward-looking statements based on judgements regarding future events. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material.

2. The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule's opinion of fair market value.

3. Due to rounding, certain totals may not be consistent from one presentation to the next.

Forward-Looking Statements

Statements in this report may contain forward-looking statements including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., operational risks in development, exploration and production;



potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures.

Exclusivity

This report has been prepared for the exclusive use of Forte Oil Corporation, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Certification

Report Preparation

The report entitled "Evaluation of the P&NG Reserves of Forte Oil Corporation (As of October 1, 2003)," was prepared by the following Sproule personnel:

Paul B. Jung, P.Eng.
Project Leader and Associate

James D. Hudson, R.P.T. (Eng.)
Shareholder

Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, and Associate

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Harry J. Helwerda, P.Eng.
Vice-President, Engineering,
Canada and U.S.

Permit to Practice

Sproule Associates Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and hereby attests to its qualifications by signing this permit to practice stamp.

PERMIT TO PRACTICE
Sproule Associates Limited

Signature

October 6, 2003
Date

PERMIT NUMBER: P417
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Certificate

Paul B. Jung, B.S., P.Eng.

I, Paul B. Jung, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. Petroleum Engineering (1986) Montana College of Mineral Science and Technology, Butte MT, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Forte Oil Corporation (As of October 1, 2003)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Forte Oil Corporation.

Paul B. Jung, P.Eng.

Certificate

James D. Hudson, R.P.T. (Eng.)

I, James D. Hudson, Shareholder at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following diploma:
   a. Petroleum Technology (Reservoir) Southern Alberta Institute of Technology, Calgary AB, Canada

2. I am a registered professional:
   a. Registered Professional Technologist (R.P.T. (Eng.)) Province of Alberta, Canada
   b. Registered Engineering Technologist (R.E.T.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Alberta Society of Engineering Technologists (ASET)
   c. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Forte Oil Corporation (As of October 1, 2003)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Forte Oil Corporation.

James D. Hudson, R.P.T. (Eng.)

Certificate

Michael W. Maughan, B.S., C.P.G., P.Geol.

I, Michael W. Maughan, Manager, Geoscience, and Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. Geology (1987) University of Oklahoma, Norman OK, USA

2. I am a registered professional:
   a. Professional Geologist (P.Geol.) Province of Alberta, Canada
   b. Certified Professional Geologist (C.P.G.), States of Colorado and Wyoming, USA

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Association of Petroleum Geologists (CSPG)
   c. American Association of Petroleum Geologists (AAPG)
   d. American Institute of Professional Geologists (AIPG)
   e. Association of Geoscientists of Ontario
   f. National Honorary Society in the Earth Sciences (Society of SGE)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Forte Oil Corporation (As of October 1, 2003)" is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Forte Oil Corporation.

Michael W. Maughan, C.P.G., P.Geol.



Certificate

Harry J. Helwerda, B.Sc., P.Eng.

I, Harry J. Helwerda, Vice-President, Engineering, Canada and U.S., and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Civil Engineering (1978) University of Calgary, Calgary AB, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)
   e. American Management Association International

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Forte Oil Corporation (As of October 1, 2003)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Forte Oil Corporation.

Harry J. Helwerda, P.Eng.


NORTHWEST TERRITORIES
BRITISH COLUMBIA
SASKATCHEWAN
U.S.A.
6th Meridian
5th Meridian
4th Meridian
T. 126
T. 120
T. 110
T. 100
T. 90
T. 80
T. 50
T. 40
T. 30
T. 20
T. 10
T. 1
Panny
Senex
Kidney
Otter
Trout
Evi
Earring (Cecil)
Nipisi/Utikuma
Gift (Randell)
Mitsue
Gibos/Webster
Meekwap
Judy Creek
Carson Creek
Rosevear
Chip Lake (Niton/Leamon)
EDMONTON
Wolf South
Pembina
CALGARY
Long Coulee
Del Bonita
ALBERTA
LOCATION MAP
SHOWING
PROPERTIES
EVALUATED
Mi. 50 25 0 50 Mi.
Km. 80 40 0 80 Km.
14926
Sproule

Summary

Table S-1 summarizes our evaluation, before income taxes using forecast prices and costs, of the P&NG reserves of Forte Oil Corporation, as of October 1, 2003.

The reserves definitions and ownership classification used in this evaluation are the standards stipulated in NI 51-101 and used by Sproule Associates Limited. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

The net present values of the reserves are presented on a before income tax basis in Canadian dollars and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method.

The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule's September 1, 2003 pricing model. Table S-2 presents a summary of selected forecasts.

Summary forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped and total probable reserves are presented in Tables S-3 through S-3E, respectively. Abandonment and reclamation expenses are included at the entity level, for all wells that the Company owns an interest in. The ARTC is included for all reserves categories, where applicable.

Following Table S-3 are Figures S-1 through S-5, which are various graphs generated from the results of this evaluation.


Sproule

Table: S-1

Forte Oil Corporation
Summary of the Evaluation of the Company's P&NG Reserves
(As of October 1, 2003)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
Oil (Mbbl)							
Proven Developed Producing	4,579.2	1,507.6	1,327.8	24,601	20,083	19,409	18,499
Proven Undeveloped	473.1	135.9	108.6	1,022	527	453	353
Total Proven	**5,052.3**	**1,643.5**	**1,436.4**	**25,622**	**20,609**	**19,861**	**18,852**
Probable	2,432.8	719.0	647.7	11,352	5,641	5,064	4,363
Total	**7,485.1**	**2,362.5**	**2,084.2**	**36,974**	**26,250**	**24,925**	**23,215**
Solution Gas (MMcf) (Values included with oil)							
Proven Developed Producing	1,791	483	328				
Proven Undeveloped	13	7	5				
Total Proven	**1,804**	**490**	**332**				
Probable	910	185	126				
Total	**2,714**	**675**	**458**				
Pipeline Gas (MMcf)							
Proven Developed Producing	15,203	1,426	1,124	5,414	4,260	4,114	3,922
Proven Developed Non-Producing	463	87	74	269	204	195	183
Total Proven	**15,666**	**1,512**	**1,198**	**5,683**	**4,464**	**4,309**	**4,104**
Probable	13,747	1,106	851	3,901	2,310	2,136	1,915
Total	**29,413**	**2,618**	**2,049**	**9,585**	**6,775**	**6,444**	**6,020**
Natural Gas Liquids (Mbbl) (Values included with oil and gas)							
Proven Developed Producing	1,142.1	91.1	60.6				
Proven Developed Non-Producing	2.2	.4	.3				
Total Proven	**1,144.3**	**91.5**	**60.9**				
Probable	1,105.4	71.7	47.1				
Total	**2,249.7**	**163.2**	**108.1**				
Corporate							
Proven Developed Producing				-1,634	-959	-875	-768
Total Proven				**-1,634**	**-959**	**-875**	**-768**
Total				**-1,634**	**-959**	**-875**	**-768**
GRAND TOTAL (Mboe)							
Proven Developed Producing	8,553.8	1,916.8	1,630.4	28,381	23,384	22,648	21,653
Proven Developed Non-Producing	79.4	14.9	12.6	269	204	195	183
Proven Undeveloped	475.3	137.0	109.3	1,022	527	453	353
Total Proven	9,108.4	2,068.7	1,752.3	**29,671**	**24,115**	**23,295**	**22,188**
Probable	5,980.8	1,005.8	857.7	15,253	7,952	7,200	6,278
Total	15,089.3	3,074.6	2,610.0	**44,925**	**32,067**	**30,495**	**28,467**

Corporate contains: Abandonment Liability

Table S-2 Summary of Selected Price Forecasts (Effective September 1, 2003)				
Year	WTI Cushing[a] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta AECO-C Spot ($Cdn/MMBtu)	Henry Hub ($US/MMBtu)
2003 4 mo	30.62	41.56	6.22	5.16
2004	27.38	36.98	6.04	5.04
2005	23.99	32.66	5.02	4.25
2006	23.00	31.28	4.57	3.92
2007	23.35	31.78	4.63	3.98
2008	23.70	32.26	4.70	4.04
2009	24.06	32.75	4.79	4.10
2010	24.42	33.24	4.87	4.16
2011	24.78	33.74	4.96	4.22
2012	25.15	34.25	5.05	4.29
2013	25.53	34.77	5.15	4.35
2014	25.91	35.30	5.24	4.42
Thereafter	Escalation Rate of 1.5% Thereafter			

Note:
a. 40 degrees API, 0.4% sulphur


Sproule

Table: S-3

Proven + Probable

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	7485.1	0.0	2714	29413	0.7	1147.8	166.8	934.4	2249.7	0.0	15089
Co Int	2362.5	0.0	675	2618	0.3	77.4	27.2	58.3	163.2	0.0	3075
Co Net	2084.2	0.0	458	2049	0.2	54.2	19.0	34.6	108.1	0.0	2610

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	2893	48260	29	3364	0	44925
8.0	2679	35912	26	2076	0	33862
10.0	2634	33926	26	1885	0	32067
12.0	2591	32194	25	1724	0	30495
15.0	2531	29966	25	1524	0	28467
18.0	2475	28085	24	1363	0	26746
20.0	2440	26984	24	1273	0	25735
25.0	2358	24646	23	1090	0	23578

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1274	1660	1637	4683	944	386	1214	43	1207	48	6	-102	3393
2004	1165	1500	1495	15188	3342	1251	3826	125	4280	193	2531	-171	8653
2005	1001	1294	1287	11464	2427	943	2597	86	3808	196	99	-295	7752
2006	774	1030	1002	8469	1774	719	1672	64	3282	199	76	-304	5365
2007	613	831	796	6814	1470	583	1191	52	2914	202	25	-219	4265
2008	496	698	649	5600	1259	489	865	43	2691	205	26	-362	3156
2009	402	588	530	4603	1089	383	650	33	2459	139	25	-235	2534
2010	323	496	431	3751	941	326	502	25	2161	141	79	-294	1816
2011	249	422	341	2931	820	279	393	11	1762	143	9	-258	1453
2012	195	333	266	2330	657	214	300	8	1448	145	9	-160	1131
2013	167	289	229	2027	584	192	254	7	1349	147	9	-127	909
2014	141	197	181	1742	401	75	165	6	1225	0	0	-84	739
2015	118	176	153	1477	365	64	140	4	1107	0	0	-135	519
2016	89	125	115	1138	266	44	102	3	839	0	0	-174	331
2017	63	101	83	817	216	35	76	1	599	0	0	-107	285
2018	49	71	63	641	153	21	57	0	439	0	0	-29	291
2019	41	49	50	543	103	13	42	0	345	0	0	-126	146
2020	34	33	40	461	70	9	31	0	270	0	0	-51	188
2021	23	31	29	313	66	8	25	0	147	0	0	-12	202
2022	20	29	26	285	62	7	23	0	132	0	0	-7	192
Subt				75276	17009	6041	14125	511	32465	1759	2893	-3253	43320
25 Yr				2944	793	86	199	0	1938	0	0	-82	1605
Totl				78220	17802	6128	14324	511	34404	1759	2893	-3335	44925
Discounted @10.0%				53652	11897	4406	10917	394	20922	1162	2634	-1860	32067
Cash @12.0%				50762	11220	4183	10466	377	19453	1084	2591	-1698	30495
Streams @15.0%				47077	10362	3893	9875	355	17624	982	2531	-1499	28467

Table: S-3A

Proven

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	5052.3	0.0	1804	15666	0.5	576.2	105.2	462.4	1144.3	0.0	9108
Co Int	1643.5	0.0	490	1512	0.2	42.0	18.9	30.4	91.5	0.0	2069
Co Net	1436.4	0.0	332	1198	0.1	29.4	13.3	18.1	60.9	0.0	1752

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	1994	32934	18	3280	0	29672
8.0	1878	27176	17	2181	0	25012
10.0	1852	26099	17	2000	0	24115
12.0	1827	25122	16	1843	0	23295
15.0	1791	23817	16	1645	0	22188
18.0	1758	22671	16	1481	0	21206
20.0	1736	21981	16	1388	0	20609
25.0	1686	20469	15	1196	0	19289

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1265	1631	1622	4649	928	377	1199	43	1202	48	6	-102	3355
2004	1102	1331	1393	14378	2965	1090	3478	118	4138	193	1818	-203	8485
2005	865	949	1070	9912	1772	672	1992	75	3477	196	71	-331	6215
2006	635	682	782	6948	1173	470	1132	52	2918	199	21	-258	4011
2007	464	523	576	5158	924	365	716	39	2443	135	21	-399	2694
2008	321	390	405	3622	701	278	453	21	1829	137	58	-383	1721
2009	236	235	284	2704	422	88	256	16	1519	0	0	-342	1082
2010	174	197	214	2024	363	68	184	13	1253	0	0	-206	799
2011	133	168	166	1564	317	57	139	7	1105	0	0	-228	460
2012	91	135	118	1090	262	44	103	4	840	0	0	-212	238
2013	54	87	71	653	171	26	62	1	494	0	0	-150	142
2014	38	65	50	466	132	17	42	1	362	0	0	-61	148
2015	24	42	32	296	84	9	24	0	210	0	0	-205	-50
2016	18	33	24	224	66	7	18	0	158	0	0	-53	69
2017	14	28	19	181	56	6	14	0	135	0	0	-63	31
2018	10	25	15	137	52	6	12	0	109	0	0	0	73
2019	7	23	11	93	47	5	9	0	84	0	0	-61	-9
2020	0	20	4	0	43	5	6	0	12	0	0	0	29
2021	0	18	3	0	40	4	6	0	12	0	0	0	26
2022	0	16	3	0	36	4	5	0	12	0	0	0	24
Subt				54100	10554	3598	9849	389	22311	908	1994	-3256	29544
13 Yr				0	267	30	31	0	132	0	0	-7	127
Totl				54100	10821	3628	9880	389	22443	908	1994	-3263	29672
Discounted @10.0%				42250	8135	2919	8210	319	16097	728	1852	-1984	24115
Cash @12.0%				40561	7795	2817	7962	308	15254	700	1827	-1827	23295
Streams @15.0%				38313	7351	2680	7626	294	14155	661	1791	-1629	22188

Sproule

Table: S-3B

Proven Developed.
Producing

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01. 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01. 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	4579.2	0.0	1791	15203	0.5	576.2	105.2	460.2	1142.1	0.0	8554
Co Int	1507.6	0.0	483	1426	0.2	42.0	18.9	29.9	91.1	0.0	1917
Co Net	1327.8	0.0	328	1124	0.1	29.4	13.3	17.9	60.6	0.0	1630

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	199	31607	18	3243	0	28381
8.0	167	26336	17	2163	0	24190
10.0	161	25352	17	1985	0	23384
12.0	155	24462	16	1830	0	22648
15.0	146	23271	16	1635	0	21653
18.0	139	22226	16	1473	0	20769
20.0	134	21596	16	1381	0	20231
25.0	124	20215	15	1191	0	19039

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01. 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1265	1584	1614	4649	901	376	1193	43	1198	48	6	-102	3336
2004	1028	1286	1311	13418	2866	1087	3190	118	4061	193	23	-203	9583
2005	757	908	955	8680	1703	670	1679	75	3358	196	71	-331	5344
2006	564	649	706	6180	1121	469	965	52	2819	199	21	-258	3456
2007	418	497	526	4648	881	363	628	39	2357	135	21	-399	2314
2008	291	369	371	3284	665	277	411	21	1751	137	58	-383	1465
2009	217	217	261	2480	391	87	236	16	1447	0	0	-342	917
2010	162	182	198	1875	337	68	174	13	1185	0	0	-206	702
2011	124	156	156	1465	295	56	133	7	1038	0	0	-228	410
2012	89	125	114	1065	243	43	100	4	815	0	0	-187	246
2013	53	79	69	644	155	25	61	1	478	0	0	-143	141
2014	38	58	49	466	119	16	41	1	354	0	0	-61	144
2015	24	37	31	296	73	9	23	0	202	0	0	-205	-52
2016	18	31	23	224	61	7	17	0	154	0	0	-48	73
2017	14	28	19	181	56	6	14	0	135	0	0	-63	31
2018	10	25	15	137	52	6	12	0	109	0	0	0	73
2019	7	23	11	93	47	5	9	0	84	0	0	-61	-9
2020	0	20	4	0	43	5	6	0	12	0	0	0	29
2021	0	18	3	0	40	4	6	0	12	0	0	0	26
2022	0	16	3	0	36	4	5	0	12	0	0	0	24
Subt				49785	10084	3584	8904	389	21580	908	199	-3219	28253
13 Yr				0	267	30	31	0	132	0	0	-7	127
Totl				49785	10351	3614	8934	389	21713	908	199	-3226	28381
Discounted @10.0%				38892	7797	2908	7435	319	15602	728	161	-1968	23384
Cash @12.0%				37349	7474	2807	7215	308	14791	700	155	-1814	22648
Streams @15.0%				35299	7053	2671	6917	294	13734	661	146	-1619	21653

Table: S-3C

Proven Developed, Non-Producing

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	0.0	0.0	0	463	0.0	0.0	0.0	2.2	2.2	0.0	79
Co Int	0.0	0.0	0	87	0.0	0.0	0.0	0.4	0.4	0.0	15
Co Net	0.0	0.0	0	74	0.0	0.0	0.0	0.3	0.3	0.0	13

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	274	0	5	0	269
8.0	0	216	0	2	0	214
10.0	0	206	0	1	0	204
12.0	0	196	0	1	0	195
15.0	0	183	0	1	0	183
18.0	0	173	0	1	0	172
20.0	0	166	0	0	0	166
25.0	0	153	0	0	0	152

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	47	8	0	27	1	6	0	4	0	0	0	19
2004	0	42	7	0	95	3	18	0	14	0	0	0	65
2005	0	35	6	0	65	2	11	0	13	0	0	0	43
2006	0	29	5	0	49	2	8	0	12	0	0	0	32
2007	0	24	4	0	42	1	6	0	11	0	0	0	26
2008	0	20	3	0	35	1	4	0	10	0	0	0	22
2009	0	17	3	0	30	1	3	0	10	0	0	0	18
2010	0	14	2	0	26	1	3	0	9	0	0	0	14
2011	0	12	2	0	22	1	2	0	9	0	0	0	11
2012	0	10	2	0	18	1	2	0	9	0	0	0	9
2013	0	8	1	0	16	1	1	0	8	0	0	0	6
2014	0	7	1	0	13	0	1	0	8	0	0	0	5
2015	0	6	1	0	11	0	1	0	8	0	0	0	3
2016	0	5	1	0	6	0	0	0	4	0	0	-5	-4
Totl				0	455	15	66	0	129	0	0	-5	269
Discounted @10.0%				0	326	10	51	0	79	0	0	-1	204
Cash @12.0%				0	309	10	49	0	73	0	0	-1	195
Streams @15.0%				0	287	9	46	0	66	0	0	-1	183

Table: S-3D

Proven
Undeveloped

FORTE OIL CORPORATION
Base - Esc
Prodn Start Jul 01, 2004

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	473.1	0.0	13	0	0.0	0.0	0.0	0.0	0.0	0.0	475
Co Int	135.9	0.0	7	0	0.0	0.0	0.0	0.0	0.0	0.0	137
Co Net	108.6	0.0	5	0	0.0	0.0	0.0	0.0	0.0	0.0	109

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	1795	1053	0	32	0	1022
8.0	1711	624	0	16	0	608
10.0	1691	541	0	14	0	527
12.0	1672	464	0	12	0	453
15.0	1645	362	0	9	0	353
18.0	1619	273	0	8	0	265
20.0	1602	219	0	7	0	212
25.0	1561	102	0	5	0	97

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	148	7	149	960	4	0	269	0	63	0	1795	0	-1162
2005	108	5	109	1232	4	0	302	0	106	0	0	0	828
2006	71	3	71	768	2	0	160	0	88	0	0	0	523
2007	46	2	46	510	1	0	83	0	75	0	0	0	353
2008	30	1	30	338	1	0	37	0	67	0	0	0	234
2009	20	1	20	224	1	0	16	0	62	0	0	0	146
2010	13	1	13	149	0	0	7	0	59	0	0	0	83
2011	8	0	8	99	0	0	3	0	57	0	0	0	39
2012	2	0	2	25	0	0	1	0	16	0	0	-25	-18
2013	1	0	1	8	0	0	0	0	7	0	0	-7	-6
Totl				4314	15	0	879	0	602	0	1795	-32	1022
Discounted @10.0%				3358	12	0	723	0	415	0	1691	-14	527
Cash @12.0%				3212	11	0	698	0	389	0	1672	-12	453
Streams @15.0%				3014	11	0	663	0	355	0	1645	-9	353

Table: S-3E

Probable

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	2432.8	0.0	910	13747	0.2	571.5	61.6	472.0	1105.4	0.0	5981
Co Int	719.0	0.0	185	1106	0.1	35.4	8.3	28.0	71.7	0.0	1006
Co Net	647.7	0.0	126	851	0.1	24.8	5.8	16.5	47.1	0.0	858

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	899	15325	11	83	0	15253
8.0	802	8736	10	-105	0	8850
10.0	782	7828	9	-115	0	7952
12.0	764	7071	9	-120	0	7200
15.0	740	6149	9	-121	0	6278
18.0	717	5414	8	-118	0	5541
20.0	704	5003	8	-115	0	5126
25.0	672	4176	7	-106	0	4290

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	9	29	16	33	16	10	15	0	5	0	0	0	39
2004	63	169	102	810	377	161	349	8	142	0	713	32	168
2005	136	345	217	1552	654	271	605	11	332	0	28	36	1537
2006	140	348	220	1521	601	249	540	12	364	0	55	-46	1354
2007	149	308	220	1656	546	219	474	13	471	67	4	179	1571
2008	175	308	244	1978	558	211	413	22	862	68	-33	21	1435
2009	165	353	247	1898	667	295	394	16	940	139	25	107	1453
2010	149	299	217	1727	578	257	318	12	908	141	79	-89	1017
2011	116	255	174	1367	504	222	254	5	658	143	9	-31	993
2012	104	198	148	1240	395	170	197	4	608	145	9	52	893
2013	113	202	158	1374	413	167	191	6	855	147	9	23	767
2014	103	132	130	1276	269	58	123	5	863	0	0	-23	590
2015	94	133	121	1180	281	55	116	4	897	0	0	70	569
2016	72	92	91	914	199	37	84	3	681	0	0	-121	262
2017	49	73	64	635	160	29	62	1	464	0	0	-44	254
2018	39	46	48	504	102	15	45	0	330	0	0	-29	217
2019	34	26	39	450	56	7	32	0	261	0	0	-66	155
2020	34	13	37	461	27	4	25	0	258	0	0	-51	159
2021	23	13	25	313	26	4	20	0	135	0	0	-12	175
2022	20	12	23	285	26	3	18	0	121	0	0	-7	168
Subt				21176	6455	2443	4276	121	10155	851	899	3	13776
25 Yr				2944	526	57	168	0	1806	0	0	-76	1477
Totl				24121	6981	2499	4444	121	11960	851	899	-72	15253
Discounted @10.0%				11403	3762	1487	2707	75	4825	435	782	124	7952
Cash @12.0%				10201	3426	1366	2505	69	4200	384	764	128	7200
Streams @15.0%				8764	3012	1213	2249	61	3469	321	740	129	6278

FIGURE S-1


FORTE OIL CORPORATION
NET PRESENT VALUES FOR PROVEN PLUS PROBABLE RESERVES
USING 10 PERCENT DISCOUNTED VALUES
Trout 30.1%
Remaining Areas 3.6%
Rosevear 2.1%
Gift (Randell) 3.6%
Wolf South 4.0%
Senex 14.9%
Pembina 4.6%
Panny 4.9%
Kidney 10.8%
Evi 4.9%
Chip Lake/Niton 6.5%
Carson Creek 10.1%

SPROULE ASSOCIATES LIMITED

FIGURE S-2



FORTE OIL CORPORATION
DAILY COMPANY INTEREST OIL PRODUCTION FORECAST
DAILY OIL PRODUCTION (BOPD)
1400
1200
1000
800
600
400
200
0
2003
2005
2007
2009
2011
2013
2015
2017
2019
YEAR
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE

SPROULE ASSOCIATES LIMITED

FIGURE S-3


FORTE OIL CORPORATION
DAILY COMPANY INTEREST SALES GAS PRODUCTION FORECAST
DAILY SALES GAS PRODUCTION - MCFPD
2000
1500
1000
500
0
2003
2005
2007
2009
2011
2013
2015
2017
2019
YEAR
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE

SPROULE ASSOCIATES LIMITED

FIGURE S-4


FORTE OIL CORPORATION
ANNUAL CASH FLOW (BEFORE INCOME TAX)
ANNUAL CASH FLOW PROJECTIONS - $M
10000
8000
6000
4000
2000
0
-2000
2003
2005
2007
2009
2011
2013
2015
2017
2019
YEAR
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE

SPROULE ASSOCIATES LIMITED

FIGURE S-5


FORTE OIL CORPORATION
NET PRESENT VALUE (BEFORE INCOME TAX)
35000
30000
25000
20000
15000
10000
5000
0
NET PRESENT VALUE - $M
8
10
12
14
16
18
20
DISCOUNT RATES %
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE

SPROULE ASSOCIATES LIMITED

Discussion

The Company's P&NG reserves are located in the province of Alberta. All the Company's properties with P&NG reserves assigned were evaluated by Sproule.

Reserves and Production

The oil and natural gas reserves were estimated volumetrically, from production decline curve analyses, using performance prediction techniques, or by material balance methods. Volumetric reserves were estimated using the net pay encountered at the wellbore and an assigned drainage area, or, where sufficient well data were available, using reservoir volumes calculated from isopach maps of net pay. Reservoir rock and fluid property data were obtained from core analyses, well logs, PVT data, gas analyses, and published information, either from the pool in question or from a similar reservoir producing from the same zone. Reservoir pressures were derived from drillstem and AOF test data, pressure surveys, and published reports. Recovery factors for oil reserves were selected either from the results of detailed reservoir analyses, or by comparing the reservoir under study with similar reservoirs that have more firmly established recovery factors from extended production histories. Recovery factors for gas reserves were estimated by taking into consideration well depths, deliverability characteristics, product prices, and operating cost information.

The solution gas reserves were estimated based on current producing gas-oil ratios (GORs) and estimates of future oil production or volumetric calculations. Similarly, the natural gas liquids reserves were based on current recoveries and estimates of future gas production.

The oil reserves are presented in thousands of barrels, at stock tank conditions. The natural gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. Natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

Forecasts of net revenue were prepared by predicting annual production from the reserves, and product prices. Annual production was forecast taking into account historical production trends, applicable regulatory conditions, and existing or anticipated contract rates.

Production forecasts were based on historical trends of the Company's producing wells or by comparison with other wells in the vicinity producing from similar reservoirs.


Sproule

Net Present Values

The estimates of the P&NG reserves and their respective net present values, summarized by property and by reserves category, are presented in Table D-1. The ARTC has been included for all reserves categories, where applicable, and reported at the property level only.

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped, and total probable oil and gas reserves for the Company are presented in Tables D-2A through D-2E, respectively.

Table D-3 represents the ranking of the properties based on 10 percent discounted net present value at the proven plus probable reserves category.

Table: D-1

FORTE OIL CORPORATION
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01, 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
CARSON CREEK													
Proven Developed Producing				10816	528	358	943.1	46.1	29.3	2169	1907	1864	1804
Total Proven				10816	528	358	943.1	46.1	29.3	2169	1907	1864	1804
Total Probable				11349	554	375	989.6	48.3	30.9	1899	1342	1263	1159
Total Reserves				22165	1082	733	1932.8	94.4	60.2	4067	3250	3127	2962
CHIP LAKE/NITON													
Proven Developed Producing	21.3	18.1	17.6	635	343	301	32.7	19.9	13.9	1765	1469	1422	1358
				194	165	115							
Total Proven	21.3	18.1	17.6	635	343	301	32.7	19.9	13.9	1765	1469	1422	1358
				194	165	115							
Total Probable	6.0	5.1	4.9	437	261	230	16.7	10.3	7.2	1096	628	570	496
				54	46	32							
Total Reserves	27.3	23.2	22.5	1072	604	532	49.4	30.3	21.1	2861	2097	1992	1855
				248	211	148							
DEL BONITA													
Proven Developed Producing	17.9	17.9	17.6							112	115	115	115
Total Proven	17.9	17.9	17.6							112	115	115	115
Total Probable	7.9	7.9	7.7							97	72	68	62
Total Reserves	25.8	25.8	25.3							209	187	183	177
EARRING (CECIL)													
Proven Developed Producing	43.8	9.8	9.1				0.7	0.2	0.1	191	154	148	140
				39	9	6							
Total Proven	43.8	9.8	9.1				0.7	0.2	0.1	191	154	148	140
				39	9	6							
Total Probable	15.8	3.3	3.1				0.3	0.1	0.0	64	34	30	26
				14	3	2							
Total Reserves	59.6	13.2	12.3				0.9	0.2	0.1	255	187	178	166
				54	12	8							
EVI													
Proven Developed Producing	165.4	127.5	108.7							1558	1486	1469	1444
Total Proven	165.4	127.5	108.7							1558	1486	1469	1444
Total Probable	33.1	9.8	9.1							99	75	72	67
Total Reserves	198.5	137.4	117.8							1657	1561	1541	1511

Sproule

Table: D-1

FORTE OIL CORPORATION
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01, 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
GIBOS/WEBSTER													
Proven Developed Producing				1323	103	101				388	338	330	319
Total Proven				1323	103	101				388	338	330	319
Total Probable				591	46	45				151	105	99	90
Total Reserves				1915	150	146				539	443	428	409
GIFT (RANDELL)													
Proven Developed Producing	287.9	62.4	56.4							806	753	743	728
Total Proven	287.9	62.4	56.4							806	753	743	728
Total Probable	211.0	42.1	38.3							530	398	378	350
Total Reserves	498.9	104.5	94.7							1336	1151	1120	1078
JUDY CREEK													
Proven Developed Producing				102	20	17	1.6	0.3	0.2	43	42	42	41
Total Proven				102	20	17	1.6	0.3	0.2	43	42	42	41
Total Probable				210	42	36	3.3	0.7	0.5	77	57	54	50
Total Reserves				312	62	53	5.0	1.0	0.7	120	99	96	91
KIDNEY													
Proven Developed Producing	492.1	219.4	193.3	221 19	34 8	32 6				3283	2811	2735	2629
Total Proven	492.1	219.4	193.3	221 19	34 8	32 6				3283	2811	2735	2629
Total Probable	188.4	88.8	82.3	114 7	6 3	6 2				1139	666	606	530
Total Reserves	680.5	308.2	275.6	335 26	39 12	37 8				4422	3477	3341	3160
LONG COULEE													
Proven Developed Producing										-12	-8	-7	-6
Total Proven										-12	-8	-7	-6
Total Reserves										-12	-8	-7	-6

Table: D-1

FORTE OIL CORPORATION
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01, 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
MEEKWAP													
Proven Developed Producing	1274.4	3.7	3.2	828	2	2	71.1	0.2	0.1	91	68	65	61
Total Proven	1274.4	3.7	3.2	828	2	2	71.1	0.2	0.1	91	68	65	61
Total Probable	842.9	2.5	2.1	548	2	1	47.0	0.1	0.1	66	27	24	20
Total Reserves	2117.2	6.2	5.4	1376	4	3	118.1	0.3	0.2	157	96	89	80
MITSUE													
Proven Developed Producing	40.3	2.2	1.9							-3	0	1	1
Total Proven	40.3	2.2	1.9							-3	0	1	1
Total Probable	16.0	0.9	0.8							14	9	9	8
Total Reserves	56.3	3.0	2.7							12	10	10	9
NIPISI/UTIKUMA													
Proven Developed Producing	55.6	12.5	11.8							103	74	70	65
Total Proven	55.6	12.5	11.8							103	74	70	65
Total Probable	30.5	6.5	6.2							106	49	44	36
Total Reserves	86.1	19.0	18.0							209	124	114	101
OTTER													
Proven Developed Producing	2.3	1.2	1.1							-30	-24	-24	-22
Total Proven	2.3	1.2	1.1							-30	-24	-24	-22
Total Probable	2.7	1.3	1.2							18	18	18	18
Total Reserves	5.0	2.5	2.3							-12	-7	-6	-5
PANNY													
Proven Developed Producing	255.7	169.1	145.3							1329	1126	1094	1050
Total Proven	255.7	169.1	145.3							1329	1126	1094	1050
Total Probable	136.3	93.4	81.3							707	430	395	351
Total Reserves	392.0	262.5	226.6							2037	1556	1489	1401

Table: D-1

FORTE OIL CORPORATION
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01, 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
PEMBINA													
Proven Developed Producing	184.4	84.4	82.2	455	208	135	18.4	8.4	5.9	1353	1070	1027	968
Total Proven	184.4	84.4	82.2	455	208	135	18.4	8.4	5.9	1353	1070	1027	968
Total Probable	69.3	31.7	30.6	171	78	51	6.9	3.2	2.2	779	410	366	311
Total Reserves	253.7	116.1	112.8	627	287	186	25.3	11.6	8.1	2132	1480	1393	1280
ROSEVEAR													
Proven Developed Producing	23.9	9.1	8.6	237	81	57	12.7	4.3	3.0	513	469	462	451
Total Proven	23.9	9.1	8.6	237	81	57	12.7	4.3	3.0	513	469	462	451
Total Probable	9.4	4.7	4.5	88	39	28	4.7	2.1	1.5	230	189	182	173
Total Reserves	33.3	13.9	13.2	325	121	84	17.4	6.4	4.5	743	658	644	624
SENEX													
Proven Developed Producing	870.3	218.6	199.1	18	9	6				4248	2963	2795	2577
Proven Undeveloped	473.1	135.9	108.6	13	7	5				1022	527	453	353
Total Proven	1343.4	354.6	307.7	31	16	11				5270	3489	3247	2930
Total Probable	544.6	222.0	199.8	27	13	9				4178	1279	1060	815
Total Reserves	1888.0	576.6	507.6	58	29	20				9447	4769	4307	3745
TROUT													
Proven Developed Producing	843.8	551.6	472.0							9017	7748	7537	7242
Total Proven	843.8	551.6	472.0							9017	7748	7537	7242
Total Probable	319.0	198.9	175.7							3197	1921	1757	1549
Total Reserves	1162.8	750.5	647.7							12215	9668	9294	8792
WOLF SOUTH													
Proven Developed Producing				2106	397	314	61.8	11.6	8.1	1456	824	762	687
Proven Developed Non-Producing				463	87	74	2.2	0.4	0.3	269	204	195	183
Total Proven				2569	484	388	64.0	12.1	8.4	1725	1028	957	870
Total Probable				1045	197	159	36.8	6.9	4.8	804	241	205	166
Total Reserves				3614	681	547	100.9	19.0	13.1	2529	1269	1162	1036

Table: D-1

FORTE OIL CORPORATION
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01, 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Total, Alberta													
Proven Developed Producing	4579.2	1507.6	1327.8	15203 1791	1426 483	1124 328	1142.1	91.1	60.6	28381	23384	22648	21653
Proven Developed Non-Producing				463	87	74	2.2	0.4	0.3	269	204	195	183
Proven Undeveloped	473.1	135.9	108.6	13	7	5				1022	527	453	353
Total Proven	5052.3	1643.5	1436.4	15666 1804	1512 490	1198 332	1144.3	91.5	60.9	29672	24115	23295	22188
Total Probable	2432.8	719.0	647.7	13747 910	1106 185	851 126	1105.4	71.7	47.1	15253	7952	7200	6278
Total Reserves	7485.1	2362.5	2084.2	29413 2714	2618 675	2049 458	2249.7	163.2	108.1	44925	32067	30495	28467
GRAND TOTAL													
Proven Developed Producing	4579.2	1507.6	1327.8	15203 1791	1426 483	1124 328	1142.1	91.1	60.6	28381	23384	22648	21653
Proven Developed Non-Producing				463	87	74	2.2	0.4	0.3	269	204	195	183
Proven Undeveloped	473.1	135.9	108.6	13	7	5				1022	527	453	353
Total Proven	5052.3	1643.5	1436.4	15666 1804	1512 490	1198 332	1144.3	91.5	60.9	29672	24115	23295	22188
Total Probable	2432.8	719.0	647.7	13747 910	1106 185	851 126	1105.4	71.7	47.1	15253	7952	7200	6278
Total Reserves	7485.1	2362.5	2084.2	29413 2714	2618 675	2049 458	2249.7	163.2	108.1	44925	32067	30495	28467

Table: D-2

Proven + Probable

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	7485.1	0.0	2714	29413	0.7	1147.8	166.8	934.4	2249.7	0.0	15089
Co Int	2362.5	0.0	675	2618	0.3	77.4	27.2	58.3	163.2	0.0	3075
Co Net	2084.2	0.0	458	2049	0.2	54.2	19.0	34.6	108.1	0.0	2610

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	2893	48260	29	3364	0	44925
8.0	2679	35912	26	2076	0	33862
10.0	2634	33926	26	1885	0	32067
12.0	2591	32194	25	1724	0	30495
15.0	2531	29966	25	1524	0	28467
18.0	2475	28085	24	1363	0	26746
20.0	2440	26984	24	1273	0	25735
25.0	2358	24646	23	1090	0	23578

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1274	1660	1637	4683	944	386	1214	43	1207	48	6	-102	3393
2004	1165	1500	1495	15188	3342	1251	3826	125	4280	193	2531	-171	8653
2005	1001	1294	1287	11464	2427	943	2597	86	3808	196	99	-295	7752
2006	774	1030	1002	8469	1774	719	1672	64	3282	199	76	-304	5365
2007	613	831	796	6814	1470	583	1191	52	2914	202	25	-219	4265
2008	496	698	649	5600	1259	489	865	43	2691	205	26	-362	3156
2009	402	588	530	4603	1089	383	650	33	2459	139	25	-235	2534
2010	323	496	431	3751	941	326	502	25	2161	141	79	-294	1816
2011	249	422	341	2931	820	279	393	11	1762	143	9	-258	1453
2012	195	333	266	2330	657	214	300	8	1448	145	9	-160	1131
2013	167	289	229	2027	584	192	254	7	1349	147	9	-127	909
2014	141	197	181	1742	401	75	165	6	1225	0	0	-84	739
2015	118	176	153	1477	365	64	140	4	1107	0	0	-135	519
2016	89	125	115	1138	266	44	102	3	839	0	0	-174	331
2017	63	101	83	817	216	35	76	1	599	0	0	-107	285
2018	49	71	63	641	153	21	57	0	439	0	0	-29	291
2019	41	49	50	543	103	13	42	0	345	0	0	-126	146
2020	34	33	40	461	70	9	31	0	270	0	0	-51	188
2021	23	31	29	313	66	8	25	0	147	0	0	-12	202
2022	20	29	26	285	62	7	23	0	132	0	0	-7	192
Subt				75276	17009	6041	14125	511	32465	1759	2893	-3253	43320
25 Yr				2944	793	86	199	0	1938	0	0	-82	1605
Totl				78220	17802	6128	14324	511	34404	1759	2893	-3335	44925
Discounted @10.0%				53652	11897	4406	10917	394	20922	1162	2634	-1860	32067
Cash @12.0%				50762	11220	4183	10466	377	19453	1084	2591	-1698	30495
Streams @15.0%				47077	10362	3893	9875	355	17624	982	2531	-1499	28467

Table: D-2

Proven + Probable

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

Year	Light/Medium Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	134.0	3357	306.3	116.3	93.8	40.41	108	32	22	6.43	30.0	17075	1558	120	90	6.78
2004	135.0	3560	1176.3	425.3	348.3	35.81	390	112	76	6.22	31.0	15534	5670	436	327	6.58
2005	126.0	2874	1048.9	365.3	307.6	31.45	332	92	63	5.17	34.0	13732	5012	380	284	5.45
2006	113.0	2310	843.0	282.6	245.6	30.04	280	76	52	4.76	30.0	10592	3866	300	225	4.96
2007	114.0	1885	688.0	223.8	199.3	30.52	233	57	39	4.88	29.0	8330	3040	246	188	5.04
2008	96.0	1560	569.4	181.2	164.8	30.97	202	50	34	4.95	29.0	6664	2432	205	160	5.11
2009	95.0	1295	472.8	146.7	135.4	31.44	175	44	30	5.06	28.0	5317	1941	170	136	5.22
2010	89.0	1074	392.0	117.9	109.9	31.86	148	38	25	5.16	26.0	4322	1577	143	116	5.33
2011	77.0	875	319.5	90.9	85.4	32.29	126	33	22	5.27	25.0	3530	1289	122	100	5.44
2012	69.0	730	265.6	71.2	67.2	32.79	112	29	20	5.36	16.0	2251	822	92	76	5.52
2013	65.0	627	227.1	61.0	57.8	33.31	99	26	18	5.44	13.0	1967	718	79	65	5.64
2014	57.0	528	192.6	51.6	49.1	33.84	88	24	16	5.54	7.0	494	180	48	42	5.69
2015	58.0	439	160.3	43.0	41.1	34.36	78	21	14	5.61	7.0	428	156	43	37	5.79
2016	46.0	365	133.1	32.7	31.2	34.89	62	13	8	5.92	6.0	353	125	33	29	5.78
2017	43.0	298	108.7	23.1	22.2	35.40	53	9	6	6.15	4.0	298	109	27	24	5.79
2018	36.0	250	91.4	17.9	17.2	35.93	47	8	5	6.22	4.0	234	85	18	15	5.76
2019	44.0	227	78.3	14.9	14.3	36.54	33	4	2	5.99	2.0	205	75	14	12	5.78
2020	27.0	181	66.0	12.4	11.9	37.23	23	1	0	3.49	1.0	167	61	12	10	5.87
2021	20.0	134	48.8	8.3	7.9	37.83	21	1	0	3.36	1.0	156	57	11	9	5.96
2022	19.0	117	42.8	7.4	7.1	38.40	18	1	0	3.43	1.0	145	53	10	8	6.05
Subt			7230.8	2293.4	2017.2		2629	670	455				28826	2508	1951	
25 Yr			254.3	69.1	67.0		85	5	3				587	111	98	
Totl			7485.1	2362.5	2084.2		2714	675	458				29413	2618	2049	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

Year	Ethane				Propane				Butane				PentanePlus			
	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.1	0.0	0.0	17.36	60.4	3.8	2.6	26.36	5.8	1.1	0.8	30.31	49.9	3.0	1.7	41.74
2004	0.2	0.1	0.1	16.88	223.9	13.9	9.7	23.51	21.2	4.0	2.8	27.09	184.9	11.0	6.4	37.04
2005	0.2	0.1	0.0	14.03	203.8	12.4	8.7	20.82	18.5	3.4	2.4	24.08	168.3	9.8	5.8	32.62
2006	0.1	0.0	0.0	12.82	157.3	9.8	6.8	19.99	16.2	2.9	2.0	23.16	129.8	7.7	4.5	31.19
2007	0.1	0.0	0.0	13.03	123.7	7.7	5.4	20.35	14.1	2.4	1.7	23.60	101.9	6.0	3.6	31.68
2008	0.0	0.0	0.0	13.23	98.8	6.3	4.4	20.68	12.4	2.2	1.5	24.01	81.2	4.9	2.9	32.17
2009	0.0	0.0	0.0	13.49	78.6	5.2	3.6	21.02	10.9	1.9	1.4	24.41	64.5	4.0	2.4	32.66
2010	0.0	0.0	0.0	13.76	64.0	4.3	3.0	21.36	9.6	1.7	1.2	24.82	52.5	3.3	1.9	33.16
2011	0.0	0.0	0.0	0.00	52.0	3.5	2.5	21.70	8.4	1.5	1.1	25.25	42.5	2.7	1.6	33.67
2012	0.0	0.0	0.0	0.00	31.1	2.4	1.7	22.10	7.4	1.4	1.0	25.74	25.1	1.8	1.1	34.16
2013	0.0	0.0	0.0	0.00	27.7	2.1	1.5	22.47	6.6	1.2	0.9	26.15	22.6	1.6	1.0	34.69
2014	0.0	0.0	0.0	0.00	2.9	0.8	0.6	22.79	5.9	1.1	0.8	27.08	2.0	0.5	0.4	35.07
2015	0.0	0.0	0.0	0.00	2.6	0.7	0.5	23.15	5.2	1.0	0.7	27.49	1.8	0.5	0.3	35.63
2016	0.0	0.0	0.0	0.00	2.2	0.6	0.4	22.84	4.2	0.5	0.4	26.55	1.5	0.4	0.3	36.28
2017	0.0	0.0	0.0	0.00	2.0	0.6	0.4	22.74	3.5	0.3	0.2	26.19	1.3	0.3	0.2	36.89
2018	0.0	0.0	0.0	0.00	1.4	0.3	0.2	23.32	3.1	0.3	0.2	26.73	0.5	0.1	0.1	37.78
2019	0.0	0.0	0.0	0.00	1.2	0.2	0.2	23.81	2.4	0.1	0.1	27.23	0.4	0.1	0.0	38.95
2020	0.0	0.0	0.0	0.00	1.1	0.2	0.2	24.16	1.9	0.0	0.0	27.60	0.3	0.1	0.0	39.53
2021	0.0	0.0	0.0	0.00	1.1	0.2	0.1	24.53	1.7	0.0	0.0	28.01	0.3	0.1	0.0	40.12
2022	0.0	0.0	0.0	0.00	1.0	0.2	0.1	24.89	1.5	0.0	0.0	28.43	0.3	0.1	0.0	40.72
Subt	0.7	0.3	0.2		1136.8	75.3	52.7		160.3	27.2	19.0		931.4	57.7	34.3	
25 Yr	0.0	0.0	0.0		11.0	2.1	1.4		6.5	0.0	0.0		3.0	0.6	0.4	
Totl	0.7	0.3	0.2		1147.8	77.4	54.2		166.8	27.2	19.0		934.4	58.3	34.6	

Table: D-2

Proven + Probable

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	4683	944	258	0	88	40	1230	0	37	0	10	0	1207	48	0	3501
2004	15188	3342	842	0	262	147	3886	0	105	0	39	0	4280	193	0	11355
2005	11464	2427	662	0	147	134	2649	0	72	0	37	0	3808	196	0	8146
2006	8469	1774	504	0	92	123	1714	0	54	0	32	0	3282	199	0	5745
2007	6814	1470	407	0	65	112	1223	0	44	0	26	0	2914	202	0	4509
2008	5600	1259	340	0	47	101	893	0	38	0	22	0	2691	205	0	3544
2009	4603	1089	285	0	33	64	673	0	29	0	19	0	2459	139	0	2793
2010	3751	941	242	0	24	59	520	0	23	0	16	0	2161	141	0	2189
2011	2931	820	205	0	18	55	409	0	10	0	14	0	1762	143	0	1720
2012	2330	657	149	0	14	51	313	0	7	0	12	0	1448	145	0	1299
2013	2027	584	134	0	11	47	265	0	6	0	11	0	1349	147	0	1046
2014	1742	401	67	0	8	0	173	0	5	0	8	0	1225	0	0	823
2015	1477	365	61	0	3	0	148	0	4	0	7	0	1107	0	0	654
2016	1138	266	43	0	1	0	107	0	3	0	6	0	839	0	0	505
2017	817	216	34	0	1	0	81	0	1	0	5	0	599	0	0	392
2018	641	153	20	0	1	0	61	0	0	0	4	0	439	0	0	319
2019	543	103	12	0	1	0	44	0	0	0	3	0	345	0	0	272
2020	461	70	8	0	1	0	32	0	0	0	1	0	270	0	0	239
2021	313	66	7	0	1	0	27	0	0	0	1	0	147	0	0	214
2022	285	62	7	0	1	0	24	0	0	0	1	0	132	0	0	199
Subt	75276	17009	4288	0	820	933	14473	0	436	0	274	0	32465	1759	0	49465
25 Yr	2944	793	86	0	0	0	209	0	0	0	10	0	1938	0	0	1687
Totl	78220	17802	4374	0	820	933	14682	0	436	0	284	0	34404	1759	0	51152

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	6	0	0	0	0	6	3496	3496	5	107	0	0	0	3393	3393
2004	0	2030	501	0	0	0	2531	8825	12320	13	185	0	0	0	8653	12047
2005	0	74	13	0	13	0	99	8048	20368	7	302	0	0	0	7752	19799
2006	0	76	0	0	0	0	76	5669	26037	4	307	0	0	0	5365	25164
2007	0	25	0	0	0	0	25	4484	30521	0	219	0	0	0	4265	29429
2008	0	26	0	0	0	0	26	3518	34039	0	362	0	0	0	3156	32585
2009	0	25	0	0	0	0	25	2769	36808	0	235	0	0	0	2534	35119
2010	0	79	0	0	0	0	79	2110	38917	0	294	0	0	0	1816	36935
2011	0	9	0	0	0	0	9	1711	40629	0	258	0	0	0	1453	38388
2012	0	9	0	0	0	0	9	1290	41919	0	160	0	0	0	1131	39519
2013	0	9	0	0	0	0	9	1036	42956	0	127	0	0	0	909	40428
2014	0	0	0	0	0	0	0	823	43778	0	84	0	0	0	739	41166
2015	0	0	0	0	0	0	0	654	44432	0	135	0	0	0	519	41685
2016	0	0	0	0	0	0	0	505	44937	0	174	0	0	0	331	42016
2017	0	0	0	0	0	0	0	392	45329	0	107	0	0	0	285	42301
2018	0	0	0	0	0	0	0	319	45649	0	29	0	0	0	291	42592
2019	0	0	0	0	0	0	0	272	45921	0	126	0	0	0	146	42738
2020	0	0	0	0	0	0	0	239	46160	0	51	0	0	0	188	42926
2021	0	0	0	0	0	0	0	214	46373	0	12	0	0	0	202	43128
2022	0	0	0	0	0	0	0	199	46573	0	7	0	0	0	192	43320
Subt	0	2366	514	0	13	0	2893	46573		29	3281	0	0	0	43320	
25 Yr	0	0	0	0	0	0	0	1687		0	82	0	0	0	1605	
Totl	0	2366	514	0	13	0	2893	48260		29	3364	0	0	0	44925	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	35912	33926	32194	29966	28085	26984	24646
Cash Flow	33862	32067	30495	28467	26746	25735	23578

Table: D-2A

Proven

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	5052.3	0.0	1804	15666	0.5	576.2	105.2	462.4	1144.3	0.0	9108
Co Int	1643.5	0.0	490	1512	0.2	42.0	18.9	30.4	91.5	0.0	2069
Co Net	1436.4	0.0	332	1198	0.1	29.4	13.3	18.1	60.9	0.0	1752

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	1994	32934	18	3280	0	29672
8.0	1878	27176	17	2181	0	25012
10.0	1852	26099	17	2000	0	24115
12.0	1827	25122	16	1843	0	23295
15.0	1791	23817	16	1645	0	22188
18.0	1758	22671	16	1481	0	21206
20.0	1736	21981	16	1388	0	20609
25.0	1686	20469	15	1196	0	19289

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1265	1631	1622	4649	928	377	1199	43	1202	48	6	-102	3355
2004	1102	1331	1393	14378	2965	1090	3478	118	4138	193	1818	-203	8485
2005	865	949	1070	9912	1772	672	1992	75	3477	196	71	-331	6215
2006	635	682	782	6948	1173	470	1132	52	2918	199	21	-258	4011
2007	464	523	576	5158	924	365	716	39	2443	135	21	-399	2694
2008	321	390	405	3622	701	278	453	21	1829	137	58	-383	1721
2009	236	235	284	2704	422	88	256	16	1519	0	0	-342	1082
2010	174	197	214	2024	363	68	184	13	1253	0	0	-206	799
2011	133	168	166	1564	317	57	139	7	1105	0	0	-228	460
2012	91	135	118	1090	262	44	103	4	840	0	0	-212	238
2013	54	87	71	653	171	26	62	1	494	0	0	-150	142
2014	38	65	50	466	132	17	42	1	362	0	0	-61	148
2015	24	42	32	296	84	9	24	0	210	0	0	-205	-50
2016	18	33	24	224	66	7	18	0	158	0	0	-53	69
2017	14	28	19	181	56	6	14	0	135	0	0	-63	31
2018	10	25	15	137	52	6	12	0	109	0	0	0	73
2019	7	23	11	93	47	5	9	0	84	0	0	-61	-9
2020	0	20	4	0	43	5	6	0	12	0	0	0	29
2021	0	18	3	0	40	4	6	0	12	0	0	0	26
2022	0	16	3	0	36	4	5	0	12	0	0	0	24
Subt				54100	10554	3598	9849	389	22311	908	1994	-3256	29544
13 Yr				0	267	30	31	0	132	0	0	-7	127
Totl				54100	10821	3628	9880	389	22443	908	1994	-3263	29672
Discounted @10.0%				42250	8135	2919	8210	319	16097	728	1852	-1984	24115
Cash @12.0%				40561	7795	2817	7962	308	15254	700	1827	-1827	23295
Streams @15.0%				38313	7351	2680	7626	294	14155	661	1791	-1629	22188

Table: D-2A

Proven

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

Year	Light/Medium Oil Wells	Light/Medium Oil Daily	Light/Medium Oil Gross	Light/Medium Oil Co Int	Light/Medium Oil Co Net	Light/Medium Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	134.0	3322	303.1	115.4	93.1	40.41	107	31	21	6.43	30.0	16700	1524	118	89	6.78
2004	132.0	3272	1103.7	402.4	330.9	35.81	366	104	71	6.24	30.0	13158	4803	382	290	6.57
2005	119.0	2477	904.2	315.6	268.6	31.46	285	76	52	5.21	29.0	8705	3177	270	208	5.42
2006	106.0	1874	684.0	231.6	204.3	30.04	224	58	39	4.81	25.0	5919	2160	191	150	4.93
2007	98.0	1416	516.9	169.3	153.3	30.52	181	49	33	4.89	24.0	4192	1530	142	115	5.01
2008	79.0	1048	382.5	117.3	108.5	30.91	146	41	28	4.97	22.0	2763	1009	102	83	5.06
2009	74.0	804	293.6	86.3	80.9	31.38	112	33	22	5.08	6.0	630	230	53	45	5.02
2010	64.0	617	225.1	63.7	60.2	31.80	94	28	19	5.16	6.0	505	184	43	37	5.12
2011	57.0	479	174.9	48.5	46.3	32.28	79	25	17	5.25	5.0	421	153	37	31	5.23
2012	50.0	361	131.8	33.3	32.0	32.74	66	21	14	5.34	4.0	324	118	28	24	5.31
2013	43.0	268	96.2	19.7	19.0	33.19	50	14	9	5.57	2.0	255	93	18	14	5.24
2014	37.0	207	75.5	13.8	13.4	33.71	37	8	5	5.99	2.0	228	83	16	13	5.35
2015	35.0	149	54.5	8.6	8.4	34.34	19	1	1	5.33	2.0	204	75	14	12	5.43
2016	25.0	115	41.8	6.4	6.2	34.92	13	0	0	2.95	2.0	184	63	12	10	5.52
2017	23.0	85	31.0	5.1	5.0	35.46	11	0	0	3.01	1.0	143	52	10	8	5.60
2018	17.0	56	20.5	3.8	3.7	36.04	9	0	0	3.06	1.0	129	47	9	8	5.69
2019	17.0	48	13.2	2.6	2.5	36.61	6	0	0	3.13	1.0	117	43	8	7	5.78
2020	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	1.0	106	39	7	6	5.87
2021	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	1.0	96	35	7	6	5.96
2022	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	1.0	87	32	6	5	6.05
Subt			5052.3	1643.5	1436.4		1804	490	332				15451	1472	1161	
13 Yr			0.0	0.0	0.0		0	0	0				215	41	37	
Totl			5052.3	1643.5	1436.4		1804	490	332				15666	1512	1198	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

Year	Ethane Gross	Ethane CoInt	Ethane CoNet	Ethane Price	Propane Gross	Propane CoInt	Propane CoNet	Propane Price	Butane Gross	Butane CoInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.1	0.0	0.0	17.36	59.1	3.7	2.6	26.37	5.7	1.1	0.8	30.32	48.8	2.9	1.7	41.74
2004	0.2	0.1	0.1	16.90	187.3	11.9	8.3	23.54	20.0	3.7	2.6	27.15	154.5	9.3	5.4	37.03
2005	0.1	0.0	0.0	14.10	123.7	8.1	5.7	20.91	16.0	2.9	2.0	24.24	101.7	6.3	3.7	32.58
2006	0.1	0.0	0.0	12.91	83.8	5.7	4.0	20.13	13.0	2.3	1.6	23.42	68.7	4.3	2.6	31.14
2007	0.0	0.0	0.0	13.14	59.3	4.2	2.9	20.52	10.6	2.0	1.4	23.91	48.5	3.1	1.9	31.64
2008	0.0	0.0	0.0	13.39	38.6	2.9	2.0	20.91	8.6	1.6	1.1	24.45	31.3	2.1	1.3	32.10
2009	0.0	0.0	0.0	0.00	3.5	1.0	0.7	21.29	6.9	1.3	0.9	25.57	2.1	0.6	0.4	32.27
2010	0.0	0.0	0.0	0.00	2.8	0.8	0.6	21.64	5.7	1.2	0.8	26.02	1.3	0.4	0.3	32.52
2011	0.0	0.0	0.0	0.00	2.4	0.7	0.5	22.00	4.7	1.0	0.7	26.46	0.9	0.3	0.2	32.97
2012	0.0	0.0	0.0	0.00	2.0	0.5	0.4	22.51	3.9	0.9	0.6	26.99	0.7	0.2	0.1	33.72
2013	0.0	0.0	0.0	0.00	1.4	0.3	0.2	22.90	3.1	0.6	0.4	26.75	0.5	0.1	0.1	35.61
2014	0.0	0.0	0.0	0.00	1.3	0.2	0.2	22.09	2.3	0.3	0.2	25.28	0.4	0.1	0.1	36.15
2015	0.0	0.0	0.0	0.00	1.2	0.2	0.2	22.45	1.4	0.0	0.0	25.68	0.4	0.1	0.0	36.69
2016	0.0	0.0	0.0	0.00	1.1	0.2	0.1	22.77	1.1	0.0	0.0	26.02	0.3	0.1	0.0	37.24
2017	0.0	0.0	0.0	0.00	1.0	0.2	0.1	23.11	0.9	0.0	0.0	26.41	0.3	0.1	0.0	37.80
2018	0.0	0.0	0.0	0.00	0.9	0.2	0.1	23.45	0.7	0.0	0.0	26.80	0.2	0.0	0.0	38.37
2019	0.0	0.0	0.0	0.00	0.8	0.2	0.1	23.81	0.5	0.0	0.0	27.20	0.2	0.0	0.0	38.95
2020	0.0	0.0	0.0	0.00	0.7	0.1	0.1	24.16	0.0	0.0	0.0	0.00	0.2	0.0	0.0	39.53
2021	0.0	0.0	0.0	0.00	0.7	0.1	0.1	24.53	0.0	0.0	0.0	0.00	0.2	0.0	0.0	40.12
2022	0.0	0.0	0.0	0.00	0.6	0.1	0.1	24.89	0.0	0.0	0.0	0.00	0.2	0.0	0.0	40.72
Subt	0.5	0.2	0.1		572.2	41.3	28.9		105.2	18.9	13.3		461.3	30.2	18.0	
13 Yr	0.0	0.0	0.0		4.0	0.8	0.5		0.0	0.0	0.0		1.1	0.2	0.1	
Totl	0.5	0.2	0.1		576.2	42.0	29.4		105.2	18.9	13.3		462.4	30.4	18.1	

Table: D-2A

Proven

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01. 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01. 2003)

Year	Revenue Oil	Gas	NGL	Sul	Roy	Other	Royalties Crown	Prod	Res	Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	4649	928	253	0	85	38	1215	0	37	0	10	0	1202	48	0	3463
2004	14378	2965	727	0	225	138	3530	0	100	0	34	0	4138	193	0	10506
2005	9912	1772	444	0	105	123	2029	0	65	0	27	0	3477	196	0	6617
2006	6948	1173	303	0	57	110	1159	0	46	0	20	0	2918	199	0	4290
2007	5158	924	232	0	35	98	737	0	35	0	16	0	2443	135	0	3113
2008	3622	701	170	0	21	87	468	0	18	0	13	0	1829	137	0	2162
2009	2704	422	74	0	14	0	266	0	15	0	9	0	1519	0	0	1423
2010	2024	363	60	0	8	0	193	0	12	0	8	0	1253	0	0	1005
2011	1564	317	52	0	5	0	147	0	6	0	7	0	1105	0	0	688
2012	1090	262	43	0	1	0	109	0	4	0	7	0	840	0	0	449
2013	653	171	25	0	1	0	67	0	1	0	5	0	494	0	0	292
2014	466	132	16	0	1	0	46	0	1	0	4	0	362	0	0	210
2015	296	84	9	0	1	0	26	0	0	0	2	0	210	0	0	156
2016	224	66	7	0	0	0	19	0	0	0	1	0	158	0	0	122
2017	181	56	6	0	0	0	15	0	0	0	1	0	135	0	0	94
2018	137	52	6	0	0	0	13	0	0	0	1	0	109	0	0	73
2019	93	47	5	0	0	0	10	0	0	0	1	0	84	0	0	52
2020	0	43	5	0	0	0	7	0	0	0	1	0	12	0	0	29
2021	0	40	4	0	0	0	6	0	0	0	1	0	12	0	0	26
2022	0	36	4	0	0	0	5	0	0	0	0	0	12	0	0	24
Subt	54100	10554	2446	0	559	594	10068	0	339	0	168	0	22311	908	0	34794
13 Yr	0	267	30	0	0	0	33	0	0	0	3	0	132	0	0	134
Totl	54100	10821	2475	0	559	594	10102	0	339	0	171	0	22443	908	0	34928

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01. 2003)

Year	Intangible CEE	CDE	Tangible Cl 41	Plant	Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	6	0	0	0	0	6	3457	3457	5	107	0	0	0	3355	3355
2004	0	1459	359	0	0	0	1818	8689	12146	10	214	0	0	0	8485	11840
2005	0	71	0	0	0	0	71	6546	18692	3	334	0	0	0	6215	18055
2006	0	21	0	0	0	0	21	4269	22961	0	258	0	0	0	4011	22066
2007	0	21	0	0	0	0	21	3092	26054	0	399	0	0	0	2694	24760
2008	0	58	0	0	0	0	58	2104	28157	0	383	0	0	0	1721	26481
2009	0	0	0	0	0	0	0	1423	29580	0	342	0	0	0	1082	27563
2010	0	0	0	0	0	0	0	1005	30585	0	206	0	0	0	799	28362
2011	0	0	0	0	0	0	0	688	31273	0	228	0	0	0	460	28822
2012	0	0	0	0	0	0	0	449	31722	0	212	0	0	0	238	29059
2013	0	0	0	0	0	0	0	292	32014	0	150	0	0	0	142	29201
2014	0	0	0	0	0	0	0	210	32224	0	61	0	0	0	148	29350
2015	0	0	0	0	0	0	0	156	32380	0	205	0	0	0	-50	29300
2016	0	0	0	0	0	0	0	122	32501	0	53	0	0	0	69	29369
2017	0	0	0	0	0	0	0	94	32595	0	63	0	0	0	31	29400
2018	0	0	0	0	0	0	0	73	32669	0	0	0	0	0	73	29474
2019	0	0	0	0	0	0	0	52	32721	0	61	0	0	0	-9	29465
2020	0	0	0	0	0	0	0	29	32750	0	0	0	0	0	29	29494
2021	0	0	0	0	0	0	0	26	32776	0	0	0	0	0	26	29520
2022	0	0	0	0	0	0	0	24	32800	0	0	0	0	0	24	29544
Subt	0	1635	359	0	0	0	1994	32800		18	3274	0	0	0	29544	
13 Yr	0	0	0	0	0	0	0	134		0	7	0	0	0	127	
Totl	0	1635	359	0	0	0	1994	32934		18	3280	0	0	0	29672	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	27176	26099	25122	23817	22671	21981	20469
Cash Flow	25012	24115	23295	22188	21206	20609	19289

Table: D-2B

Proven Developed, Producing

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	4579.2	0.0	1791	15203	0.5	576.2	105.2	460.2	1142.1	0.0	8554
Co Int	1507.6	0.0	483	1426	0.2	42.0	18.9	29.9	91.1	0.0	1917
Co Net	1327.8	0.0	328	1124	0.1	29.4	13.3	17.9	60.6	0.0	1630

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	199	31607	18	3243	0	28381
8.0	167	26336	17	2163	0	24190
10.0	161	25352	17	1985	0	23384
12.0	155	24462	16	1830	0	22648
15.0	146	23271	16	1635	0	21653
18.0	139	22226	16	1473	0	20769
20.0	134	21596	16	1381	0	20231
25.0	124	20215	15	1191	0	19039

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1265	1584	1614	4649	901	376	1193	43	1198	48	6	-102	3336
2004	1028	1286	1311	13418	2866	1087	3190	118	4061	193	23	-203	9583
2005	757	908	955	8680	1703	670	1679	75	3358	196	71	-331	5344
2006	564	649	706	6180	1121	469	965	52	2819	199	21	-258	3456
2007	418	497	526	4648	881	363	628	39	2357	135	21	-399	2314
2008	291	369	371	3284	665	277	411	21	1751	137	58	-383	1465
2009	217	217	261	2480	391	87	236	16	1447	0	0	-342	917
2010	162	182	198	1875	337	68	174	13	1185	0	0	-206	702
2011	124	156	156	1465	295	56	133	7	1038	0	0	-228	410
2012	89	125	114	1065	243	43	100	4	815	0	0	-187	246
2013	53	79	69	644	155	25	61	1	478	0	0	-143	141
2014	38	58	49	466	119	16	41	1	354	0	0	-61	144
2015	24	37	31	296	73	9	23	0	202	0	0	-205	-52
2016	18	31	23	224	61	7	17	0	154	0	0	-48	73
2017	14	28	19	181	56	6	14	0	135	0	0	-63	31
2018	10	25	15	137	52	6	12	0	109	0	0	0	73
2019	7	23	11	93	47	5	9	0	84	0	0	-61	-9
2020	0	20	4	0	43	5	6	0	12	0	0	0	29
2021	0	18	3	0	40	4	6	0	12	0	0	0	26
2022	0	16	3	0	36	4	5	0	12	0	0	0	24
Subt				49785	10084	3584	8904	389	21580	908	199	-3219	28253
13 Yr				0	267	30	31	0	132	0	0	-7	127
Totl				49785	10351	3614	8934	389	21713	908	199	-3226	28381
Discounted @10.0%				38892	7797	2908	7435	319	15602	728	161	-1968	23384
Cash @12.0%				37349	7474	2807	7215	308	14791	700	155	-1814	22648
Streams @15.0%				35299	7053	2671	6917	294	13734	661	146	-1619	21653

Table: D-2B

Proven Developed.
Producing

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

	Light/Medium Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	134.0	3322	303.1	115.4	93.1	40.41	107	31	21	6.43	29.0	16451	1501	113	85	6.79
2004	128.0	2775	1013.0	375.4	311.5	35.83	364	102	70	6.28	29.0	12935	4721	367	278	6.58
2005	115.0	2110	770.2	276.2	238.8	31.50	281	74	51	5.29	28.0	8519	3109	257	197	5.43
2006	102.0	1631	595.2	205.9	184.0	30.07	221	57	39	4.87	24.0	5764	2104	180	141	4.94
2007	94.0	1255	458.0	152.4	139.3	30.54	179	48	32	4.94	23.0	4063	1483	134	107	5.03
2008	75.0	941	343.4	106.4	98.7	30.92	145	40	27	5.00	21.0	2656	969	94	77	5.08
2009	70.0	733	267.6	79.1	74.2	31.38	111	32	22	5.11	5.0	540	197	47	40	5.04
2010	60.0	569	207.8	59.0	55.7	31.80	93	28	19	5.19	5.0	430	157	38	32	5.15
2011	53.0	448	163.4	45.4	43.3	32.28	78	24	16	5.27	4.0	358	131	32	27	5.25
2012	46.0	347	126.7	32.6	31.2	32.74	66	21	14	5.35	3.0	272	99	24	20	5.33
2013	41.0	258	94.3	19.4	18.8	33.19	50	14	9	5.57	1.0	212	77	15	12	5.24
2014	37.0	207	75.5	13.8	13.4	33.71	37	8	5	5.99	1.0	192	70	13	11	5.35
2015	35.0	149	54.5	8.6	8.4	34.34	19	1	1	5.33	1.0	174	63	12	10	5.43
2016	25.0	115	41.8	6.4	6.2	34.92	13	0	0	2.95	1.0	158	58	11	9	5.52
2017	23.0	85	31.0	5.1	5.0	35.46	11	0	0	3.01	1.0	143	52	10	8	5.60
2018	17.0	56	20.5	3.8	3.7	36.04	9	0	0	3.06	1.0	129	47	9	8	5.69
2019	17.0	48	13.2	2.6	2.5	36.61	6	0	0	3.13	1.0	117	43	8	7	5.78
2020	0.0	0	0.0	0.0	0.0	35.39	0	0	0	6.28	1.0	106	39	7	6	5.87
2021	0.0	0	0.0	0.0	0.0	35.39	0	0	0	6.28	1.0	96	35	7	6	5.96
2022	0.0	0	0.0	0.0	0.0	35.38	0	0	0	6.28	1.0	87	32	6	5	6.05
Subt			4579.2	1507.6	1327.8		1791	483	328				14988	1385	1087	
13 Yr			0.0	0.0	0.0		0	0	0				215	41	37	
Totl			4579.2	1507.6	1327.8		1791	483	328				15203	1426	1124	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

	Ethane				Propane				Butane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.1	0.0	0.0	17.36	59.1	3.7	2.6	26.37	5.7	1.1	0.8	30.32	48.7	2.9	1.7	41.73
2004	0.2	0.1	0.1	16.90	187.3	11.9	8.3	23.54	20.0	3.7	2.6	27.15	154.1	9.3	5.4	37.02
2005	0.1	0.0	0.0	14.10	123.7	8.1	5.7	20.91	16.0	2.9	2.0	24.24	101.4	6.2	3.7	32.57
2006	0.1	0.0	0.0	12.91	83.8	5.7	4.0	20.13	13.0	2.3	1.6	23.42	68.4	4.3	2.5	31.13
2007	0.0	0.0	0.0	13.14	59.3	4.2	2.9	20.52	10.6	2.0	1.4	23.91	48.3	3.1	1.9	31.62
2008	0.0	0.0	0.0	13.39	38.6	2.9	2.0	20.91	8.6	1.6	1.1	24.45	31.1	2.1	1.3	32.08
2009	0.0	0.0	0.0	0.00	3.5	1.0	0.7	21.29	6.9	1.3	0.9	25.57	1.9	0.6	0.4	32.21
2010	0.0	0.0	0.0	0.00	2.8	0.8	0.6	21.64	5.7	1.2	0.8	26.02	1.1	0.4	0.3	32.42
2011	0.0	0.0	0.0	0.00	2.4	0.7	0.5	22.00	4.7	1.0	0.7	26.46	0.8	0.3	0.2	32.85
2012	0.0	0.0	0.0	18.30	2.0	0.5	0.4	22.51	3.9	0.9	0.6	26.99	0.6	0.2	0.1	33.61
2013	0.0	0.0	0.0	18.14	1.4	0.3	0.2	22.90	3.1	0.6	0.4	26.75	0.4	0.1	0.1	35.61
2014	0.0	0.0	0.0	17.23	1.3	0.2	0.2	22.09	2.3	0.3	0.2	25.28	0.4	0.1	0.0	36.15
2015	0.0	0.0	0.0	16.76	1.2	0.2	0.2	22.45	1.4	0.0	0.0	25.68	0.3	0.1	0.0	36.69
2016	0.0	0.0	0.0	16.75	1.1	0.2	0.1	22.77	1.1	0.0	0.0	26.02	0.3	0.1	0.0	37.24
2017	0.0	0.0	0.0	16.75	1.0	0.2	0.1	23.11	0.9	0.0	0.0	26.41	0.3	0.1	0.0	37.80
2018	0.0	0.0	0.0	16.75	0.9	0.2	0.1	23.45	0.7	0.0	0.0	26.80	0.2	0.0	0.0	38.37
2019	0.0	0.0	0.0	16.75	0.8	0.2	0.1	23.81	0.5	0.0	0.0	27.20	0.2	0.0	0.0	38.95
2020	0.0	0.0	0.0	16.75	0.7	0.1	0.1	24.16	0.0	0.0	0.0	26.90	0.2	0.0	0.0	39.53
2021	0.0	0.0	0.0	16.75	0.7	0.1	0.1	24.53	0.0	0.0	0.0	26.90	0.2	0.0	0.0	40.12
2022	0.0	0.0	0.0	16.75	0.6	0.1	0.1	24.89	0.0	0.0	0.0	26.91	0.2	0.0	0.0	40.72
Subt	0.5	0.2	0.1		572.2	41.3	28.9		105.2	18.9	13.3		459.1	29.7	17.7	
13 Yr	0.0	0.0	0.0		4.0	0.8	0.5		0.0	0.0	0.0		1.1	0.2	0.1	
Totl	0.5	0.2	0.1		576.2	42.0	29.4		105.2	18.9	13.3		460.2	29.9	17.9	

Table: D-2B

Proven Developed, Producing

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	4649	901	252	0	85	38	1209	0	37	0	9	0	1198	48	0	3444
2004	13418	2866	724	0	225	138	3241	0	100	0	33	0	4061	193	0	9809
2005	8680	1703	442	0	105	123	1715	0	65	0	25	0	3358	196	0	5746
2006	6180	1121	302	0	57	110	990	0	46	0	19	0	2819	199	0	3735
2007	4648	881	231	0	35	98	648	0	35	0	16	0	2357	135	0	2734
2008	3284	665	169	0	21	87	426	0	18	0	13	0	1751	137	0	1906
2009	2480	391	73	0	14	0	246	0	15	0	9	0	1447	0	0	1259
2010	1875	337	60	0	8	0	182	0	12	0	8	0	1185	0	0	907
2011	1465	295	51	0	5	0	141	0	6	0	7	0	1038	0	0	638
2012	1065	243	42	0	1	0	107	0	4	0	6	0	815	0	0	433
2013	644	155	24	0	1	0	66	0	1	0	5	0	478	0	0	285
2014	466	119	16	0	1	0	45	0	1	0	4	0	354	0	0	205
2015	296	73	8	0	1	0	25	0	0	0	2	0	202	0	0	153
2016	224	61	7	0	0	0	18	0	0	0	1	0	154	0	0	121
2017	181	56	6	0	0	0	15	0	0	0	1	0	135	0	0	94
2018	137	52	6	0	0	0	13	0	0	0	1	0	109	0	0	73
2019	93	47	5	0	0	0	10	0	0	0	1	0	84	0	0	52
2020	0	43	5	0	0	0	7	0	0	0	1	0	12	0	0	29
2021	0	40	4	0	0	0	6	0	0	0	1	0	12	0	0	26
2022	0	36	4	0	0	0	5	0	0	0	0	0	12	0	0	24
Subt	49785	10084	2431	0	559	594	9115	0	339	0	161	0	21580	908	0	31671
13 Yr	0	267	30	0	0	0	33	0	0	0	3	0	132	0	0	134
Totl	49785	10351	2461	0	559	594	9149	0	339	0	164	0	21713	908	0	31806

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	6	0	0	0	0	6	3438	3438	5	107	0	0	0	3336	3336
2004	0	23	0	0	0	0	23	9786	13224	10	214	0	0	0	9583	12919
2005	0	71	0	0	0	0	71	5675	18899	3	334	0	0	0	5344	18262
2006	0	21	0	0	0	0	21	3714	22614	0	258	0	0	0	3456	21719
2007	0	21	0	0	0	0	21	2713	25326	0	399	0	0	0	2314	24033
2008	0	58	0	0	0	0	58	1847	27173	0	383	0	0	0	1465	25497
2009	0	0	0	0	0	0	0	1259	28432	0	342	0	0	0	917	26415
2010	0	0	0	0	0	0	0	907	29340	0	206	0	0	0	702	27116
2011	0	0	0	0	0	0	0	638	29977	0	228	0	0	0	410	27526
2012	0	0	0	0	0	0	0	433	30410	0	187	0	0	0	246	27773
2013	0	0	0	0	0	0	0	285	30695	0	143	0	0	0	141	27914
2014	0	0	0	0	0	0	0	205	30900	0	61	0	0	0	144	28058
2015	0	0	0	0	0	0	0	153	31053	0	205	0	0	0	-52	28005
2016	0	0	0	0	0	0	0	121	31174	0	48	0	0	0	73	28078
2017	0	0	0	0	0	0	0	94	31268	0	63	0	0	0	31	28109
2018	0	0	0	0	0	0	0	73	31341	0	0	0	0	0	73	28183
2019	0	0	0	0	0	0	0	52	31393	0	61	0	0	0	-9	28174
2020	0	0	0	0	0	0	0	29	31423	0	0	0	0	0	29	28203
2021	0	0	0	0	0	0	0	26	31449	0	0	0	0	0	26	28230
2022	0	0	0	0	0	0	0	24	31472	0	0	0	0	0	24	28253
Subt	0	199	0	0	0	0	199	31472		18	3237	0	0	0	28253	
13 Yr	0	0	0	0	0	0	0	134		0	7	0	0	0	127	
Totl	0	199	0	0	0	0	199	31607		18	3243	0	0	0	28381	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	26336	25352	24462	23271	22226	21596	20215
Cash Flow	24190	23384	22648	21653	20769	20231	19039

Table: D-2C

Proven Developed.
Non-Producing

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	0.0	0.0	0	463	0.0	0.0	0.0	2.2	2.2	0.0	79
Co Int	0.0	0.0	0	87	0.0	0.0	0.0	0.4	0.4	0.0	15
Co Net	0.0	0.0	0	74	0.0	0.0	0.0	0.3	0.3	0.0	13

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	274	0	5	0	269
8.0	0	216	0	2	0	214
10.0	0	206	0	1	0	204
12.0	0	196	0	1	0	195
15.0	0	183	0	1	0	183
18.0	0	173	0	1	0	172
20.0	0	166	0	0	0	166
25.0	0	153	0	0	0	152

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	47	8	0	27	1	6	0	4	0	0	0	19
2004	0	42	7	0	95	3	18	0	14	0	0	0	65
2005	0	35	6	0	65	2	11	0	13	0	0	0	43
2006	0	29	5	0	49	2	8	0	12	0	0	0	32
2007	0	24	4	0	42	1	6	0	11	0	0	0	26
2008	0	20	3	0	35	1	4	0	10	0	0	0	22
2009	0	17	3	0	30	1	3	0	10	0	0	0	18
2010	0	14	2	0	26	1	3	0	9	0	0	0	14
2011	0	12	2	0	22	1	2	0	9	0	0	0	11
2012	0	10	2	0	18	1	2	0	9	0	0	0	9
2013	0	8	1	0	16	1	1	0	8	0	0	0	6
2014	0	7	1	0	13	0	1	0	8	0	0	0	5
2015	0	6	1	0	11	0	1	0	8	0	0	0	3
2016	0	5	1	0	6	0	0	0	4	0	0	-5	-4
Totl				0	455	15	66	0	129	0	0	-5	269
Discounted @10.0%				0	326	10	51	0	79	0	0	-1	204
Cash @12.0%				0	309	10	49	0	73	0	0	-1	195
Streams @15.0%				0	287	9	46	0	66	0	0	-1	183

Table: D-2C

Proven Developed,
Non-Producing

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

Year	Non-Assoc / Assoc Pipeline Gas					
	Wells	Daily	Gross	Co Int	Co Net	Price
		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	1.0	249	23	4	3	6.38
2004	1.0	223	81	15	12	6.19
2005	1.0	186	68	13	10	5.11
2006	1.0	155	57	11	9	4.64
2007	1.0	129	47	9	8	4.71
2008	1.0	108	39	7	6	4.78
2009	1.0	90	33	6	5	4.87
2010	1.0	75	27	5	5	4.96
2011	1.0	63	23	4	4	5.06
2012	1.0	52	19	4	3	5.15
2013	1.0	44	16	3	3	5.24
2014	1.0	36	13	2	2	5.35
2015	1.0	30	11	2	2	5.43
2016	1.0	26	5	1	1	5.52
Totl			463	87	74	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

Year	PentanePlus			
	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.1	0.0	0.0	42.56
2004	0.4	0.1	0.0	37.87
2005	0.3	0.1	0.0	33.45
2006	0.3	0.1	0.0	32.04
2007	0.2	0.0	0.0	32.55
2008	0.2	0.0	0.0	33.04
2009	0.2	0.0	0.0	33.54
2010	0.1	0.0	0.0	34.05
2011	0.1	0.0	0.0	34.56
2012	0.1	0.0	0.0	35.08
2013	0.1	0.0	0.0	35.61
2014	0.1	0.0	0.0	36.15
2015	0.1	0.0	0.0	36.69
2016	0.0	0.0	0.0	37.24
Totl	2.2	0.4	0.3	

Table: D-2C

Proven Developed,
Non-Producing

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	27	1	0	0	0	6	0	0	0	0	0	4	0	0	19
2004	0	95	3	0	0	0	20	0	0	0	2	0	14	0	0	65
2005	0	65	2	0	0	0	12	0	0	0	1	0	13	0	0	43
2006	0	49	2	0	0	0	8	0	0	0	1	0	12	0	0	32
2007	0	42	1	0	0	0	7	0	0	0	1	0	11	0	0	26
2008	0	35	1	0	0	0	5	0	0	0	1	0	10	0	0	22
2009	0	30	1	0	0	0	4	0	0	0	0	0	10	0	0	18
2010	0	26	1	0	0	0	3	0	0	0	0	0	9	0	0	14
2011	0	22	1	0	0	0	2	0	0	0	0	0	9	0	0	11
2012	0	18	1	0	0	0	2	0	0	0	0	0	9	0	0	9
2013	0	16	1	0	0	0	1	0	0	0	0	0	8	0	0	6
2014	0	13	0	0	0	0	1	0	0	0	0	0	8	0	0	5
2015	0	11	0	0	0	0	1	0	0	0	0	0	8	0	0	3
2016	0	6	0	0	0	0	0	0	0	0	0	0	4	0	0	1
Totl	0	455	15	0	0	0	74	0	0	0	7	0	129	0	0	274

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	19	19	0	0	0	0	0	19	19
2004	0	0	0	0	0	0	0	65	84	0	0	0	0	0	65	84
2005	0	0	0	0	0	0	0	43	127	0	0	0	0	0	43	127
2006	0	0	0	0	0	0	0	32	159	0	0	0	0	0	32	159
2007	0	0	0	0	0	0	0	26	186	0	0	0	0	0	26	186
2008	0	0	0	0	0	0	0	22	207	0	0	0	0	0	22	207
2009	0	0	0	0	0	0	0	18	225	0	0	0	0	0	18	225
2010	0	0	0	0	0	0	0	14	239	0	0	0	0	0	14	239
2011	0	0	0	0	0	0	0	11	251	0	0	0	0	0	11	251
2012	0	0	0	0	0	0	0	9	260	0	0	0	0	0	9	260
2013	0	0	0	0	0	0	0	6	266	0	0	0	0	0	6	266
2014	0	0	0	0	0	0	0	5	271	0	0	0	0	0	5	271
2015	0	0	0	0	0	0	0	3	273	0	0	0	0	0	3	273
2016	0	0	0	0	0	0	0	1	274	0	5	0	0	0	-4	269
Totl	0	0	0	0	0	0	0	274		0	5	0	0	0	269	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	216	206	196	183	173	166	153
Cash Flow	214	204	195	183	172	166	152

Table: D-2D

Proven
Undeveloped

FORTE OIL CORPORATION
Base - Esc
Prodn Start Jul 01, 2004

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	473.1	0.0	13	0	0.0	0.0	0.0	0.0	0.0	0.0	475
Co Int	135.9	0.0	7	0	0.0	0.0	0.0	0.0	0.0	0.0	137
Co Net	108.6	0.0	5	0	0.0	0.0	0.0	0.0	0.0	0.0	109

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	1795	1053	0	32	0	1022
8.0	1711	624	0	16	0	608
10.0	1691	541	0	14	0	527
12.0	1672	464	0	12	0	453
15.0	1645	362	0	9	0	353
18.0	1619	273	0	8	0	265
20.0	1602	219	0	7	0	212
25.0	1561	102	0	5	0	97

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	148	7	149	960	4	0	269	0	63	0	1795	0	-1162
2005	108	5	109	1232	4	0	302	0	106	0	0	0	828
2006	71	3	71	768	2	0	160	0	88	0	0	0	523
2007	46	2	46	510	1	0	83	0	75	0	0	0	353
2008	30	1	30	338	1	0	37	0	67	0	0	0	234
2009	20	1	20	224	1	0	16	0	62	0	0	0	146
2010	13	1	13	149	0	0	7	0	59	0	0	0	83
2011	8	0	8	99	0	0	3	0	57	0	0	0	39
2012	2	0	2	25	0	0	1	0	16	0	0	-25	-18
2013	1	0	1	8	0	0	0	0	7	0	0	-7	-6
Totl				4314	15	0	879	0	602	0	1795	-32	1022
Discounted @10.0%				3358	12	0	723	0	415	0	1691	-14	527
Cash @12.0%				3212	11	0	698	0	389	0	1672	-12	453
Streams @15.0%				3014	11	0	663	0	355	0	1645	-9	353

Table: D-2D

Proven
Undeveloped

FORTE OIL CORPORATION
Base - Esc
Prodn Start Jul 01. 2004

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01. 2003)

	Light/Medium Oil						Solution Pipeline Gas			
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf
2003	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00
2004	4.0	497	90.7	27.0	19.5	35.53	3	1	1	3.27
2005	4.0	367	133.9	39.5	29.8	31.22	4	2	1	2.25
2006	4.0	243	88.8	25.7	20.4	29.84	2	1	1	1.80
2007	4.0	161	58.9	16.8	14.1	30.34	2	1	1	1.87
2008	4.0	107	39.1	11.0	9.8	30.81	1	1	0	1.93
2009	4.0	71	26.0	7.2	6.7	31.30	1	0	0	2.02
2010	4.0	47	17.2	4.7	4.5	31.79	0	0	0	2.10
2011	4.0	31	11.5	3.1	3.0	32.29	0	0	0	2.20
2012	4.0	14	5.1	0.8	0.7	32.70	0	0	0	2.28
2013	2.0	10	1.9	0.3	0.2	33.19	0	0	0	0.00
Totl			473.1	135.9	108.6		13	7	5	

Table: D-2D

Proven
Undeveloped

FORTE OIL CORPORATION
Base - Esc
Prodn Start Jul 01, 2004

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	960	4	0	0	0	0	269	0	0	0	0	0	63	0	0	633
2005	1232	4	0	0	0	0	302	0	0	0	0	0	106	0	0	828
2006	768	2	0	0	0	0	160	0	0	0	0	0	88	0	0	523
2007	510	1	0	0	0	0	83	0	0	0	0	0	75	0	0	353
2008	338	1	0	0	0	0	37	0	0	0	0	0	67	0	0	234
2009	224	1	0	0	0	0	16	0	0	0	0	0	62	0	0	146
2010	149	0	0	0	0	0	7	0	0	0	0	0	59	0	0	83
2011	99	0	0	0	0	0	3	0	0	0	0	0	57	0	0	39
2012	25	0	0	0	0	0	1	0	0	0	0	0	16	0	0	8
2013	8	0	0	0	0	0	0	0	0	0	0	0	7	0	0	1
Totl	4314	15	0	0	0	0	879	0	0	0	0	0	602	0	0	2848

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	1436	359	0	0	0	1795	-1162	-1162	0	0	0	0	0	-1162	-1162
2005	0	0	0	0	0	0	0	828	-335	0	0	0	0	0	828	-335
2006	0	0	0	0	0	0	0	523	189	0	0	0	0	0	523	189
2007	0	0	0	0	0	0	0	353	542	0	0	0	0	0	353	542
2008	0	0	0	0	0	0	0	234	776	0	0	0	0	0	234	776
2009	0	0	0	0	0	0	0	146	923	0	0	0	0	0	146	923
2010	0	0	0	0	0	0	0	83	1006	0	0	0	0	0	83	1006
2011	0	0	0	0	0	0	0	39	1045	0	0	0	0	0	39	1045
2012	0	0	0	0	0	0	0	8	1052	0	25	0	0	0	-18	1027
2013	0	0	0	0	0	0	0	1	1053	0	7	0	0	0	-6	1022
Totl	0	1436	359	0	0	0	1795	1053		0	32	0	0	0	1022	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	624	541	464	362	273	219	102
Cash Flow	608	527	453	353	265	212	97

Table: D-2E

Probable

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	2432.8	0.0	910	13747	0.2	571.5	61.6	472.0	1105.4	0.0	5981
Co Int	719.0	0.0	185	1106	0.1	35.4	8.3	28.0	71.7	0.0	1006
Co Net	647.7	0.0	126	851	0.1	24.8	5.8	16.5	47.1	0.0	858

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	899	15325	11	83	0	15253
8.0	802	8736	10	-105	0	8850
10.0	782	7828	9	-115	0	7952
12.0	764	7071	9	-120	0	7200
15.0	740	6149	9	-121	0	6278
18.0	717	5414	8	-118	0	5541
20.0	704	5003	8	-115	0	5126
25.0	672	4176	7	-106	0	4290

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	9	29	16	33	16	10	15	0	5	0	0	0	39
2004	63	169	102	810	377	161	349	8	142	0	713	32	168
2005	136	345	217	1552	654	271	605	11	332	0	28	36	1537
2006	140	348	220	1521	601	249	540	12	364	0	55	-46	1354
2007	149	308	220	1656	546	219	474	13	471	67	4	179	1571
2008	175	308	244	1978	558	211	413	22	862	68	-33	21	1435
2009	165	353	247	1898	667	295	394	16	940	139	25	107	1453
2010	149	299	217	1727	578	257	318	12	908	141	79	-89	1017
2011	116	255	174	1367	504	222	254	5	658	143	9	-31	993
2012	104	198	148	1240	395	170	197	4	608	145	9	52	893
2013	113	202	158	1374	413	167	191	6	855	147	9	23	767
2014	103	132	130	1276	269	58	123	5	863	0	0	-23	590
2015	94	133	121	1180	281	55	116	4	897	0	0	70	569
2016	72	92	91	914	199	37	84	3	681	0	0	-121	262
2017	49	73	64	635	160	29	62	1	464	0	0	-44	254
2018	39	46	48	504	102	15	45	0	330	0	0	-29	217
2019	34	26	39	450	56	7	32	0	261	0	0	-66	155
2020	34	13	37	461	27	4	25	0	258	0	0	-51	159
2021	23	13	25	313	26	4	20	0	135	0	0	-12	175
2022	20	12	23	285	26	3	18	0	121	0	0	-7	168
Subt				21176	6455	2443	4276	121	10155	851	899	3	13776
25 Yr				2944	526	57	168	0	1806	0	0	-76	1477
Totl				24121	6981	2499	4444	121	11960	851	899	-72	15253
Discounted @10.0%				11403	3762	1487	2707	75	4825	435	782	124	7952
Cash @12.0%				10201	3426	1366	2505	69	4200	384	764	128	7200
Streams @15.0%				8764	3012	1213	2249	61	3469	321	740	129	6278

Table: D-2E

Probable

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

Year	Light/Medium Oil Wells	Daily	Gross	Co Int	Co Net	Price	Solution Pipeline Gas Gross	Co Int	Co Net	Price	Non-Assoc / Assoc Pipeline Gas Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	0.0	35	3.2	0.9	0.6	40.33	1	0	0	6.31	0.0	375	34	2	2	6.84
2004	3.0	288	72.6	22.9	17.4	35.72	24	8	6	6.02	1.0	2376	867	53	38	6.67
2005	7.0	397	144.7	49.7	39.0	31.38	47	16	11	4.94	5.0	5027	1835	110	76	5.53
2006	7.0	436	159.1	50.9	41.2	30.03	56	18	12	4.59	5.0	4673	1706	109	75	5.01
2007	16.0	469	171.1	54.5	45.9	30.51	52	9	6	4.79	5.0	4138	1510	104	73	5.08
2008	17.0	512	186.9	63.8	56.4	31.08	56	10	6	4.91	7.0	3901	1424	103	77	5.17
2009	21.0	491	179.2	60.4	54.5	31.53	64	12	8	5.00	22.0	4687	1711	117	91	5.31
2010	25.0	457	166.9	54.3	49.7	31.94	54	9	6	5.15	20.0	3817	1393	100	79	5.42
2011	20.0	396	144.6	42.4	39.2	32.31	47	8	5	5.30	20.0	3110	1135	85	68	5.53
2012	19.0	368	133.7	37.9	35.2	32.83	46	8	5	5.40	12.0	1927	703	64	52	5.61
2013	22.0	359	130.9	41.3	38.8	33.36	49	12	8	5.29	11.0	1711	625	62	51	5.76
2014	20.0	321	117.2	37.7	35.6	33.89	51	16	11	5.30	5.0	266	97	33	29	5.86
2015	23.0	290	105.8	34.4	32.7	34.37	60	20	13	5.63	5.0	223	82	29	25	5.96
2016	21.0	250	91.3	26.2	25.0	34.88	49	12	8	6.01	4.0	170	62	21	19	5.92
2017	20.0	213	77.7	18.0	17.2	35.39	42	9	6	6.26	3.0	155	57	18	15	5.89
2018	19.0	194	70.9	14.1	13.5	35.89	38	8	5	6.33	3.0	104	38	9	7	5.83
2019	27.0	179	65.2	12.3	11.8	36.53	28	4	2	6.13	1.0	87	32	6	5	5.78
2020	27.0	181	66.0	12.4	11.9	37.23	23	1	0	3.49	0.0	61	22	4	3	5.87
2021	20.0	134	48.8	8.3	7.9	37.83	21	1	0	3.36	0.0	59	22	4	3	5.96
2022	19.0	117	42.8	7.4	7.1	38.40	18	1	0	3.43	0.0	58	21	4	3	6.05
Subt			2178.5	649.9	580.8		825	180	122				13375	1036	790	
25 Yr			254.3	69.1	67.0		85	5	3				371	70	61	
Totl			2432.8	719.0	647.7		910	185	126				13747	1106	851	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

Year	Ethane Gross	ColInt	CoNet	Price	Propane Gross	ColInt	CoNet	Price	Butane Gross	ColInt	CoNet	Price	PentanePlus Gross	ColInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.0	0.0	0.0	17.21	1.4	0.1	0.1	26.16	0.1	0.0	0.0	29.73	1.1	0.1	0.0	41.81
2004	0.0	0.0	0.0	16.72	36.6	2.0	1.4	23.31	1.2	0.3	0.2	26.52	30.4	1.7	0.9	37.10
2005	0.0	0.0	0.0	13.88	80.1	4.4	3.0	20.61	2.4	0.5	0.3	23.48	66.6	3.6	2.1	32.67
2006	0.0	0.0	0.0	12.65	73.5	4.1	2.9	19.74	3.2	0.6	0.4	22.52	61.1	3.4	2.0	31.26
2007	0.0	0.0	0.0	12.84	64.4	3.6	2.5	20.07	3.4	0.5	0.3	22.94	53.4	2.9	1.7	31.73
2008	0.0	0.0	0.0	13.03	60.1	3.4	2.4	20.38	3.8	0.6	0.4	23.30	49.9	2.7	1.6	32.22
2009	0.0	0.0	0.0	13.27	75.1	4.1	2.9	20.69	4.1	0.6	0.4	23.65	62.4	3.4	2.0	32.72
2010	0.0	0.0	0.0	13.52	61.2	3.4	2.4	21.02	3.8	0.6	0.4	24.05	51.2	2.9	1.7	33.25
2011	0.0	0.0	0.0	0.00	49.6	2.8	2.0	21.34	3.6	0.5	0.4	24.46	41.5	2.4	1.4	33.76
2012	0.0	0.0	0.0	0.00	29.1	1.9	1.3	21.64	3.5	0.5	0.3	24.83	24.4	1.5	0.9	34.22
2013	0.0	0.0	0.0	0.00	26.2	1.8	1.3	22.28	3.5	0.7	0.5	25.99	22.1	1.5	0.9	34.64
2014	0.0	0.0	0.0	0.00	1.6	0.6	0.4	22.87	3.5	0.8	0.6	27.92	1.5	0.4	0.3	34.87
2015	0.0	0.0	0.0	0.00	1.5	0.5	0.4	22.98	3.8	0.9	0.7	27.83	1.4	0.4	0.3	35.43
2016	0.0	0.0	0.0	0.00	1.1	0.4	0.3	22.71	3.1	0.5	0.4	26.69	1.2	0.3	0.2	36.11
2017	0.0	0.0	0.0	0.00	1.0	0.4	0.3	22.57	2.6	0.3	0.2	26.18	1.0	0.3	0.2	36.73
2018	0.0	0.0	0.0	0.00	0.5	0.1	0.1	23.21	2.4	0.3	0.2	26.70	0.3	0.1	0.1	37.44
2019	0.0	0.0	0.0	0.00	0.4	0.1	0.1	23.82	2.0	0.1	0.1	27.23	0.2	0.0	0.0	38.95
2020	0.0	0.0	0.0	0.00	0.4	0.1	0.1	24.16	1.9	0.0	0.0	27.60	0.1	0.0	0.0	39.53
2021	0.0	0.0	0.0	0.00	0.4	0.1	0.1	24.53	1.7	0.0	0.0	28.01	0.1	0.0	0.0	40.12
2022	0.0	0.0	0.0	0.00	0.4	0.1	0.1	24.89	1.5	0.0	0.0	28.43	0.1	0.0	0.0	40.72
Subt	0.2	0.1	0.1		564.6	34.1	23.8		55.1	8.3	5.8		470.1	27.6	16.3	
25 Yr	0.0	0.0	0.0		6.9	1.3	0.9		6.5	0.0	0.0		1.9	0.4	0.2	
Totl	0.2	0.1	0.1		571.5	35.4	24.8		61.6	8.3	5.8		472.0	28.0	16.5	

Table: D-2E

Probable

FORTE OIL CORPORATION
Base - Esc
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	33	16	5	0	3	1	15	0	0	0	0	0	5	0	0	38
2004	810	377	115	0	37	9	355	0	5	0	4	0	142	0	0	849
2005	1552	654	218	0	42	11	619	0	7	0	11	0	332	0	0	1529
2006	1521	601	200	0	36	13	555	0	8	0	12	0	364	0	0	1455
2007	1656	546	174	0	30	14	487	0	10	0	9	0	471	67	0	1396
2008	1978	558	170	0	26	15	424	0	19	0	9	0	862	68	0	1382
2009	1898	667	211	0	19	64	406	0	14	0	10	0	940	139	0	1370
2010	1727	578	181	0	17	59	328	0	11	0	8	0	908	141	0	1184
2011	1367	504	154	0	13	55	262	0	3	0	7	0	658	143	0	1032
2012	1240	395	106	0	13	51	204	0	3	0	5	0	608	145	0	850
2013	1374	413	110	0	10	47	198	0	5	0	6	0	855	147	0	753
2014	1276	269	51	0	7	0	127	0	5	0	4	0	863	0	0	613
2015	1180	281	52	0	2	0	122	0	4	0	6	0	897	0	0	499
2016	914	199	36	0	1	0	89	0	3	0	5	0	681	0	0	383
2017	635	160	28	0	1	0	66	0	1	0	4	0	464	0	0	298
2018	504	102	14	0	1	0	49	0	0	0	3	0	330	0	0	246
2019	450	56	6	0	1	0	34	0	0	0	2	0	261	0	0	220
2020	461	27	3	0	1	0	25	0	0	0	1	0	258	0	0	210
2021	313	26	3	0	1	0	20	0	0	0	1	0	135	0	0	187
2022	285	26	3	0	1	0	19	0	0	0	1	0	121	0	0	175
Subt	21176	6455	1843	0	261	339	4405	0	98	0	106	0	10155	851	0	14671
25 Yr	2944	526	57	0	0	0	176	0	0	0	7	0	1806	0	0	1553
Totl	24121	6981	1899	0	261	339	4581	0	98	0	113	0	11960	851	0	16224

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	38	38	0	0	0	0	0	39	39
2004	0	571	142	0	0	0	713	136	174	3	-29	0	0	0	168	206
2005	0	3	13	0	13	0	28	1501	1675	4	-32	0	0	0	1537	1743
2006	0	55	0	0	0	0	55	1400	3075	4	49	0	0	0	1354	3098
2007	0	4	0	0	0	0	4	1392	4467	0	-179	0	0	0	1571	4669
2008	0	-33	0	0	0	0	-33	1415	5882	0	-21	0	0	0	1435	6104
2009	0	25	0	0	0	0	25	1346	7227	0	-107	0	0	0	1453	7557
2010	0	79	0	0	0	0	79	1105	8332	0	89	0	0	0	1017	8573
2011	0	9	0	0	0	0	9	1024	9356	0	31	0	0	0	993	9566
2012	0	9	0	0	0	0	9	841	10197	0	-52	0	0	0	893	10459
2013	0	9	0	0	0	0	9	744	10941	0	-23	0	0	0	767	11226
2014	0	0	0	0	0	0	0	613	11554	0	23	0	0	0	590	11816
2015	0	0	0	0	0	0	0	499	12053	0	-70	0	0	0	569	12385
2016	0	0	0	0	0	0	0	383	12435	0	121	0	0	0	262	12647
2017	0	0	0	0	0	0	0	298	12734	0	44	0	0	0	254	12901
2018	0	0	0	0	0	0	0	246	12980	0	29	0	0	0	217	13118
2019	0	0	0	0	0	0	0	220	13200	0	66	0	0	0	155	13273
2020	0	0	0	0	0	0	0	210	13410	0	51	0	0	0	159	13432
2021	0	0	0	0	0	0	0	187	13597	0	12	0	0	0	175	13607
2022	0	0	0	0	0	0	0	175	13772	0	7	0	0	0	168	13776
Subt	0	731	155	0	13	0	899	13772		11	8	0	0	0	13776	
25 Yr	0	0	0	0	0	0	0	1553		0	76	0	0	0	1477	
Totl	0	731	155	0	13	0	899	15325		11	83	0	0	0	15253	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	8736	7828	7071	6149	5414	5003	4176
Cash Flow	8850	7952	7200	6278	5541	5126	4290

Sproule

Table : D-3
Ranking of Properties

Proven and Probable

FORTE OIL CORPORATION
As of Date : Oct, 01 2003

Property	Company Interest Reserves				Net Present Value		% of Total	
	Oil Mbbl	Gas MMcf	NGLs Mbbl	Sul MLt	0% M$	10% M$	10% NPV %	Cum% %
TROUT, AB	750.5	0	0.0	0.0	12215	9668	30.2	30.2
SENEX, AB	576.6	29	0.0	0.0	9447	4769	14.9	45.0
KIDNEY, AB	308.2	51	0.0	0.0	4422	3477	10.8	55.9
CARSON CREEK, AB	0.0	1082	94.4	0.0	4067	3250	10.1	66.0
CHIP LAKE/NITON, AB	23.2	814	30.3	0.0	2861	2097	6.5	72.5
EVI, AB	137.4	0	0.0	0.0	1657	1561	4.9	77.4
PANNY, AB	262.5	0	0.0	0.0	2037	1556	4.9	82.3
PEMBINA, AB	116.1	287	11.6	0.0	2132	1480	4.6	86.9
WOLF SOUTH, AB	0.0	681	19.0	0.0	2529	1269	4.0	90.8
GIFT (RANDELL), AB	104.5	0	0.0	0.0	1336	1151	3.6	94.4
ROSEVEAR, AB	13.9	121	6.4	0.0	743	658	2.1	96.5
GIBOS/WEBSTER, AB	0.0	150	0.0	0.0	539	443	1.4	97.9
EARRING (CECIL), AB	13.2	12	0.2	0.0	255	187	0.6	98.4
DEL BONITA, AB	25.8	0	0.0	0.0	209	187	0.6	99.0
NIPISI/UTIKUMA, AB	19.0	0	0.0	0.0	209	124	0.4	99.4
JUDY CREEK, AB	0.0	62	1.0	0.0	120	99	0.3	99.7
MEEKWAP, AB	6.2	4	0.3	0.0	157	96	0.3	100.0
MITSUE, AB	3.0	0	0.0	0.0	12	10	0.0	100.0
Totals	2360.0	3293	163.2	0.0	44948	32081		

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report. They have been prepared by the Standing Committee on Reserves Definitions of the Petroleum Society of the CIM ("CIM"), incorporated in the Society of Petroleum Evaluation Engineers ("SPEE") Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and specified by National Instrument 51-101 ("NI 51-101").

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions[1], which are generally accepted as being reasonable, and shall be disclosed.

1 For the purposes of N1 51-101, the key economic assumptions will be the prices and costs used in the estimate, namely:

(a) constant prices and costs as at the last day of a reporting issuer's financial year; or
(b) forecast prices and costs.

At the request of the Company, the evaluation using constant prices and costs was not included.

Reserves are classified according to the degree of certainty associated with the estimates.

1. **Proven Reserves**

Proven reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proven reserves.

2. **Probable Reserves**

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.


Sproule

3. **Possible Reserves**

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Each of the reserves categories (proved, probable, and possible) may be divided into developed or undeveloped categories.

4. **Developed Reserves**

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

5. **Developed Producing Reserves**

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

6. **Developed Non-Producing Reserves**

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

7. **Undeveloped Reserves**

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.


Sproule

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

8. **Levels of Certainty for Reported Reserves**

The qualitative certainty levels contained in the definitions in Section 1, 2 and 3 are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

a. There is a 90% probability that at least the estimated proved reserves will be recovered.

b. There is a 50% probability that at least the sum of the estimated proved reserves plus probable reserves will be recovered.

c. There is a 10% probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimates will be performed using deterministic methods that do not provide a quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

9. **Pipeline Gas Reserves** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.



10. **Remaining Recoverable Reserves** are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

11. ***Company Gross Reserves*** *are the Company's working, lessor royalty, and overriding* royalty interest share of the remaining reserves, before deduction of any royalties.

12. **Company Net Reserves** are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

13. **Net Production Revenue** is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.


Sproule

Appendix B — Prices (As of September 1, 2003)

Sproule's short term outlook for oil and gas prices adopts the NYMEX futures market for the forecast period ending June 30, 2005. The forecast used in this evaluation was derived as of **September 1, 2003** and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for a **September** contract. The oil price forecasts are based on the NYMEX Division light, sweet (low-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable, and the gas price forecasts are based on the NYMEX Division Henry Hub natural gas futures contract.

The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plantgate prices for Canadian oil, natural gas, and natural gas by-product production. The following paragraphs briefly describe some of the key considerations included in Sproule's long term outlook for oil and natural gas price forecasts.

Oil Prices

In the long term, the price of oil will be governed by supply and demand, and the degree that OPEC is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The long-term oil price forecast, presented in Table P-1, was based on a supply forecast that falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. Price stability that promotes a steady growth in demand is therefore in the best interest of the OPEC nations. Sproule's long-term forecast has been capped at $22.00 per barrel (2003 dollars) in recognition of the economic hurdle rate of alternative supplies. In the foreseeable future, OPEC must limit the real increase in oil prices in order to limit the development of alternative supplies.

Transmission costs, a significant item in forecasting Canadian wellhead prices, are expected to increase at rates that are generally less than the rate of inflation. The exchange rate ($U.S. per $Canadian) reflects the futures market for the coming year with a long-term projection of 0.70.

The oil price forecasts set out in Table P-1 are based on a forecast of prices for West Texas Intermediate crude at Cushing, Oklahoma. The price of this marker crude is expected to directly reflect world oil prices over the forecast period. The Edmonton par price is for a 40 to 45 degree API crude having less than 0.5 percent sulphur. The actual wellhead price of oil will vary with the quality of the crude and the cost of the transportation from the wellhead to the trading hub in



Edmonton. This cost, which is referred to as the price differential, is based on the actual difference between the revenue received at the wellhead and the Edmonton par price postings of major crude oil purchasers. In the absence of actual crude oil price statistics, the differential is based on the price of similar quality crude in the area.

Natural Gas Prices

The New York Mercantile Exchange (NYMEX) posted price for gas bought and sold at the Henry Hub in Louisiana has become a common index for Canadian natural gas producers with access to the American marketplace. In Alberta and Saskatchewan, the AECO price at Suffield is a reflection of the market price for natural gas sold locally, and the Sumas price on the British Columbia/ Washington border is critical to the BC producer.

Developing a balance between supply and demand for natural gas produced in Western Canada has proved a challenge to the Canadian producer, where drilling activity, which leads to gas well completions, must serve to replace declining gas well production and fill new or expanded pipeline systems. Over the past decade, the local Alberta, Saskatchewan and BC price of natural gas has often been suppressed, relative to the market opportunities in the United States, because local natural gas delivery exceeded the pipeline capacity leaving the provinces. Various new pipeline projects have provided sufficient market access to allow Western Canadian producers to double their production since 1986. With each new pipeline, the drilling activity expanded to ensure the pipeline was full and continued until a surplus in local productive capacity would once again depress the price of natural gas in the western provinces. An additional 1.1 Bcf per day of pipeline capacity was completed during the 1998/99 winter, creating additional demand for Canadian gas. This has strengthened the Canadian gas price, as this time deliverability has not been available to meet the increased demand. This surge in the local market price surpasses Sproule's long-term outlook for natural gas that caps the average price at the Alberta plantgate at approximately $Cdn 4.40 per MMBtu in real terms. Additional natural gas production is required to fill the 1 Bcf per day of new export capacity that was added in the winter of 1998/99 and the 1.2 Bcf per day of capacity in the Alliance pipeline that commenced deliveries November 2000. The requirement for incremental supply and the support of a high gas price will encourage the natural gas industry to focus on exploration activity rather than the development drilling which, in previous years, has served to increase the overall productive capacity from Western Canada. In the United States, Sproule maintains a long-term threshold of $5.75 U.S. per MMBtu, in real terms. Detailed price schedules are set out in Table P-2. The actual plantgate price will vary with the heat content of the natural gas and the cost of transportation from the plantgate to the trading hub. In the absence of actual natural gas price statistics, the differential is based on the price of natural gas in the area.

The evaluation of uncontracted shut-in gas reserves in Western Canada considers the proximity to existing infrastructure, and the production start date varies with the magnitude of the reserves and the development plans of the operator. To the extent the plant and gathering facilities of sufficient capacity are currently available, the production start date is deferred a year or two and the economics of plant development may curtail the production of the reserves to an average daily rate of 1.0 MMcfpd per 3.5 Bcf of reserves. For reserves located in remote areas, or reserves that are considered of poor quality, the production start date is no earlier than 2006.

Natural Gas By-Products

Ethane, propane, butanes, and pentanes plus prices were forecast to continue their historic relationships with crude prices in major Eastern Canadian and U.S. market areas. Ethane prices are expected to increase from present levels at a rate that corresponds to the local Alberta spot price of gas. Sulphur prices are depressed, reflecting the current market, and are forecast to realize slight growth for the forecast period. The price forecasts for natural gas by-products are set out in Table P-1. The prices for these by-products were adjusted in this report to reflect the actual prices received at the plantgate.



Table P-1
Summary of Price Forecasts and Inflation and Exchange Rates ($Cdn)
Effective September 1, 2003

Year	Light Crude Oil			Heavy & Medium Oil				Natural Gas Liquids and Sulphur at Plantgate						
	WTI Cushing Oklahoma[a] ($US/bbl)	Edmonton Par Price 40° API ($/bbl)	Alberta Royalty Par Price ($/bbl)	Hardisty Heavy 12° API ($/bbl)	Hardisty Lloyd-blend 22.3° API ($/bbl)	Cromer Medium 29.3° API ($/bbl)	Hardisty Bow River 24.9° API ($/bbl)	Ethane Plantgate ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butanes ($/bbl)	Edmonton Pentanes Plus ($/bbl)	Plantgate Sulphur ($/lt)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2003 4 mo	30.62	41.56	39.56	27.00	30.56	36.06	32.56	17.24	26.02	29.43	42.56	5.00	1.5	0.710
2004	27.38	36.98	34.95	24.95	27.98	32.73	29.98	16.75	23.15	26.18	37.87	7.61	1.5	0.710
2005	23.99	32.66	30.60	21.61	24.16	28.66	26.16	13.90	20.45	23.13	33.45	10.30	1.5	0.700
2006	23.00	31.28	29.19	20.33	22.78	27.28	24.78	12.66	19.58	22.15	32.04	15.69	1.5	0.700
2007	23.35	31.78	29.66	20.80	23.28	27.79	25.29	12.84	19.90	22.50	32.55	15.92	1.5	0.700
2008	23.70	32.26	30.11	21.24	23.73	28.24	25.74	13.02	20.20	22.84	33.04	16.16	1.5	0.700
2009	24.06	32.75	30.56	21.69	24.19	28.70	26.20	13.26	20.50	23.19	33.54	16.40	1.5	0.700
2010	24.42	33.24	31.02	22.15	24.65	29.16	26.66	13.50	20.81	23.54	34.05	16.65	1.5	0.700
2011	24.78	33.74	31.49	22.62	25.12	29.63	27.13	13.75	21.12	23.89	34.56	16.90	1.5	0.700
2012	25.15	34.25	31.97	23.09	25.60	30.11	27.61	14.00	21.44	24.25	35.08	17.15	1.5	0.700
2013	25.53	34.77	32.45	23.57	26.08	30.59	28.09	14.26	21.77	24.62	35.61	17.41	1.5	0.700
2014	25.91	35.30	32.94	24.06	26.57	31.08	28.58	14.52	22.10	24.99	36.15	17.67	1.5	0.700
Thereafter	Escalation rate of 1.5% thereafter													

Note(s):
a. 40° API, 0.4% sulphur.

Table P-2
Natural Gas Price Forecasts, Various Trading Points ($Cdn/MMBtu)
Effective September 1, 2003

Year	Alberta Gas Reference Price Plantgate	Alberta AECO-C Spot	Aggregator Plantgate	Alliance Pipeline	B.C. Average Wellhead	B.C. Westcoast Station 2	Huntingdon/ Sumas 30 Day Spot	Henry Hub Price ($US/MMBtu)
2003 4 mo	5.99	6.22	5.92	5.92	5.87	6.22	6.57	5.16
2004	5.84	6.04	5.79	5.74	5.69	6.04	6.39	5.04
2005	4.81	5.02	4.78	4.72	4.67	5.02	5.37	4.25
2006	4.36	4.57	4.33	4.28	4.20	4.57	4.90	3.92
2007	4.45	4.63	4.43	4.38	4.28	4.63	4.98	3.98
2008	4.53	4.70	4.52	4.50	4.37	4.70	5.07	4.04
2009	4.62	4.79	4.61	4.61	4.46	4.79	5.16	4.10
2010	4.69	4.87	4.68	4.69	4.54	4.87	5.24	4.16
2011	4.77	4.96	4.77	4.78	4.63	4.96	5.33	4.22
2012	4.87	5.05	4.86	4.87	4.72	5.05	5.42	4.29
2013	4.96	5.15	4.96	4.97	4.82	5.15	5.52	4.35
2014	5.05	5.24	5.05	5.06	4.91	5.24	5.61	4.42
Thereafter	Escalation rate of 1.5% thereafter.							

Appendix C — Abbreviations

This appendix contains a list of abbreviations found in Sproule reports, as well as a table comparing Imperial and Metric units. Two conversion tables, used to prepare this report, are also provided.

AOF	absolute open flow
ARTC	Alberta Royalty Tax Credit
bopd	barrels of oil per day
bwpd	barrels of water per day
Cr	Crown
DCQ	daily contract quantity
DSU	drilling spacing unit
FH	Freehold
GCA	gas cost allowance
GOR	gas-oil ratio
GORR	gross overriding royalty
LPG	liquid petroleum gas
Mcfpd	thousands of cubic feet per day
MPR	maximum permissive rate
MRL	maximum rate limitation
NC	'new' Crown
NCI	net carried interest
NGL	natural gas liquids
NORR	net overriding royalty
NPI	net profits interest
OC	'old' Crown
ORRI	overriding royalty interest
P&NG	petroleum and natural gas
PSU	production spacing unit
PVT	pressure-volume-temperature
TCGSL	TransCanada Gas Services Limited
WI	working interest

Imperial Units			Metric Units	
M (10^3)	one thousand	**Prefixes**	k (10^3)	one thousand
MM (10^6)	million		M (10^6)	million
B (10^9)	one billion		T (10^{12})	one billion
T (10^{12})	one trillion		E (10^{18})	one trillion
			G (10^9)	one milliard
in.	inches	**Length**	cm	centimetres
ft	feet		m	metres
mi	mile		km	kilometres
ft^2	square feet	**Area**	m^2	square metres
ac	acres		ha	hectares
cf or ft^3	cubic feet	**Volume**	m^3	cubic metres
scf	standard cubic feet			
gal	gallons		L	litres
Mcf	thousand cubic feet			
Mcfpd	thousand cubic feet per day			
MMcf	million cubic feet			
MMcfpd	million cubic feet per day			
Bcf	billion cubic feet (10^9)			
bbl	barrels		m^3	cubic metre
Mbbl	thousand barrels			
stb	stock tank barrel		stm^3	stock tank cubic metres
bbl/d	barrels per day		m^3/d	cubic metre per day
bbl/mo	barrels per month			
Btu	British thermal units	**Energy**	J	joules
			MJ/m^3	megajoules per cubic metre (10^6)
			TJ/d	terajoule per day (10^{12})
oz	ounce	**Mass**	g	gram
lb	pounds		kg	kilograms
ton	ton		t	tonne
lt	long tons			
Mlt	thousand long tons			
psi	pounds per square inch	**Pressure**	Pa	pascals
			kPa	kilopascals (10^3)
psia	pounds per square inch absolute			
psig	pounds per square inch gauge			
°F	degrees Fahrenheit	**Temperature**	°C	degrees Celsius
°R	degrees Rankine		K	Kelvin
M$	thousand dollars	**Dollars**	k$	thousand dollars


Sproule

Imperial Units			Metric Units	
sec	second	**Time**	s	second
min	minute		min	minute
hr	hour		h	hour
day	day		d	day
wk	week			week
mo	month			month
yr	year		a	annum

Conversion Factors — Metric to Imperial

cubic metres (m^3) (@ 15°C)	x 6.29010	= barrels (bbl) (@ 60°F), water
m^3 (@ 15°C)	x 6.3300	= bbl (@ 60°F), Ethane
m^3 (@ 15°C)	x 6.30001	= bbl (@ 60°F), Propane
m^3 (@ 15°C)	x 6.29683	= bbl (@ 60°F), Butanes
m^3 (@ 15°C)	x 6.29287	= bbl (@ 60°F), oil, Pentanes Plus
m^3 (@ 101.325 kPaa, 15°C)	x 0.0354937	= *thousands of cubic feet (Mcf)* (@ 14.65 psia, 60°F)
1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)	x 35.49373	= Mcf (@ 14.65 psia, 60°F)
hectares (ha)	x 2.4710541	= acres
1,000 square metres (10^3m^2)	x 0.2471054	= acres
10,000 cubic metres (ha·m)	x 8.107133	= acre feet (ac-ft)
$m^3/10^3m^3$ (@ 101.325 kPaa, 15° C)	x 0.0437809	= Mcf/Ac.ft. (@ 14.65 psia, 60°F)
joules (j)	x 0.000948213	= Btu
megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)	x 26.714952	= British thermal units per standard cubic foot (Btu/scf) (@ 14.65 psia, 60°F)
dollars per gigajoule ($/GJ)	x 1.054615	= $/Mcf (1,000 Btu gas)
metres (m)	x 3.28084	= feet (ft)
kilometres (km)	x 0.6213712	= miles (mi)
dollars per 1,000 cubic metres ($\$/10^3m^3$)	x 0.0288951	= dollars per thousand cubic feet ($/Mcf) (@ 15.025 psia) B.C.
($\$/10^3m^3$)	x 0.02817399	= $/Mcf (@ 14.65 psia) Alta.
dollars per cubic metre ($\$/m^3$)	x 0.158910	= dollars per barrel ($/bbl)
gas/oil ratio (GOR) (m^3/m^3)	x 5.640309	= GOR (scf/bbl)
kilowatts (kW)	x 1.341022	= horsepower
kilopascals (kPa)	x 0.145038	= psi
tonnes (t)	x 0.9842064	= long tons (LT)
kilograms (kg)	x 2.204624	= pounds (lb)
litres (L)	x 0.2199692	= gallons (Imperial)
litres (L)	x 0.264172	= gallons (U.S.)
cubic metres per *million cubic metres* ($m^3/10^6m^3$) (C_3)	x 0.177496	= barrels per *million cubic feet (bbl/MMcf)* (@ 14.65 psia)
$m^3/10^6m^3$) (C_4)	x 0.1774069	= bbl/MMcf (@ 14.65 psia)
$m^3/10^6m^3$) (C_{5+})	x 0.1772953	= bbl/MMcf (@ 14.65 psia)
tonnes per million cubic metres ($t/10^6m^3$) (sulphur)	x 0.0277290	= LT/MMcf (@ 14.65 psia)
millilitres per cubic meter (mL/m^3) (C_{5+})	x 0.0061974	= gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf)
(mL/m^3) (C_{5+})	x 0.0074428	= gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf)
Kelvin (K)	x 1.8	= degrees Rankine (°R)
millipascal seconds (mPa·s)	x 1.0	= centipoise

Conversion Factors — Imperial to Metric		
barrels (bbl) (@ 60°F)	x 0.15898	= cubic metres (m^3) (@ 15°C), water
bbl (@ 60°F)	x 0.15798	= m^3 (@ 15°C), Ethane
bbl (@ 60°F)	x 0.15873	= m^3 (@ 15°C), Propane
bbl (@ 60°F)	x 0.15881	= m^3 (@ 15°C), Butanes
bbl (@ 60°F)	x 0.15891	= m^3 (@ 15°C), oil, Pentanes Plus
thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)	x 28.17399	= m^3 (@ 101.325 kPaa, 15°C)
Mcf (@ 14.65 psia, 60°F)	x 0.02817399	= 1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)
acres	x 0.4046856	= hectares (ha)
acres	x 4.046856	= 1,000 square metres (10^3m^2)
acre feet (ac-ft)	x 0.123348	= 10,000 cubic metres (10^4m^3) (ha·m)
Mcf/ac-ft (@ 14.65 psia, 60°F)	x 22.841028	= $10^3m^3/m^3$ (@ 101.325 kPaa, 15°C)
Btu	x 1054.615	= joules (J)
British thermal units per standard cubic foot (Btu/Scf) (@ 14.65 psia, 60°F)	x 0.03743222	= megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)
$/Mcf (1,000 Btu gas)	x 0.9482133	= dollars per gigajoule ($/GJ)
$/Mcf (@ 14.65 psia, 60°F) Alta.	x 35.49373	= $/$10^3m^3$ (@ 101.325 kPaa, 15°C)
$/Mcf (@ 15.025 psia, 60°F), B.C.	x 34.607860	= $/$10^3m^3$ (@ 101.325 kPaa, 15°C)
feet (ft)	x 0.3048	= metres (m)
miles (mi)	x 1.609344	= kilometres (km)
$/bbl	x 6.29287	= $/$m^3$ (average for 30°-50° API)
GOR (scf/bbl)	x 0.177295	= gas/oil ratio (GOR) (m^3/m^3)
horsepower	x 0.7456999	= kilowatts (kW)
psi	x 6.894757	= kilopascals (kPa)
long tons (LT)	x 1.016047	= tonnes (t)
pounds (lb)	x 0.453592	= kilograms (kg)
gallons (Imperial)	x 4.54609	= litres (L) (.001 m^3)
gallons (U.S.)	x 3.785412	= litres (L) (.001 m^3)
barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia) (C_3)	x 5.6339198	= cubic metres per million cubic metres ($m^3/10^6m^3$)
bbl/MMcf (C_4)	x 5.6367593	= ($m^3/10^6m^3$)
bbl/MMcf (C_{5+})	x 5.6403087	= ($m^3/10^6m^3$)
LT/MMcf (sulphur)	x 36.063298	= tonnes per million cubic metres ($t/10^6m^3$)
gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf) (C_{5+})	x 161.3577	= millilitres per cubic meter (mL/m^3)
gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf) (C_{5+})	x 134.3584	= (mL/m^3)
degrees Rankine (°R)	x 0.555556	= Kelvin (K)
centipoises	x 1.0	= millipascal seconds (mPa·s)



Appendix D — General Evaluation Parameters

Royalties and Mineral Taxes

The lessor and overriding royalties were based on existing agreements and government regulations. The Crown royalty rates and the Freehold Mineral Taxes were based upon existing provincial regulations.

Alberta Royalty Tax Credit

Under the Alberta Petroleum Exploration Plan, an Alberta Royalty Tax Credit (ARTC) is available to Alberta oil and gas producers. The annual projections of cash flow include the Alberta Royalty Tax Credit (ARTC) where applicable. The current program provides a credit that varies between 75 percent and 25 percent of royalties, depending on a blended gas and oil price. Sproule assumes that the ARTC will continue at existing rates under the existing guidelines described below. The maximum corporate credit is equal to $2.0 million times the ARTC rate.

The formulae used to calculate the rate are:

Royalty Tax Credit Reference Price (RTCRP) ($\$CDN/m^3$)	ARTC Rate (%)
less than 100	75
100 to 140	$75 - \frac{2\,(RTCRP - 100)}{40}$
140 to 210	$73 - \frac{48\,(RTCRP - 140)}{70}$
more than 210	25

where: RTCRP = (Oil%) * APP + [(Gas%) * GPP * GOC]

where: Oil% = the percentage of Alberta conventional oil and gas royalties contributed by conventional oil.

APP = Alberta par price per m^3 for oil. The price is determined by weighting the heavy and non-heavy par prices by their respective contribution to gross royalties.



Gas% = the percentage of Alberta conventional oil and gas royalties contributed by natural gas.

GPP = the gas par price in $/GJ.

GOC = gas to oil conversion ratio, which is set at 79.64 GJ to 1 m^3.

It is important to note that, since August 31, 1982, interests in existing production or proved reserves acquired directly or indirectly by an individual or company not receiving the maximum credit from a producer claiming the maximum royalty tax credit will not earn a credit entitlement. These ineligible properties are known as "restricted resource properties" and apply to wells acquired after their finished drilling date. Infill wells on restricted resource properties that are drilled after the date of acquiring the interest are eligible for the ARTC.

Operating and Capital Costs

Operating and capital costs were based on current costs and escalated to the dates when these costs would be incurred. The operating costs and capital costs were escalated based upon the schedule of escalation factors included in Appendix B, Table P-1. Where applicable, a fee for dehydration, gathering, compression and processing was applied against royalty gas and credited to the Company.

By-Product Reserves

The Company's proven and probable by-product reserves are associated with a number of the properties evaluated in this report. The natural gas liquids reserves and production forecasts were based on the recovery rates determined from revenue statements (barrels per MMcf of pipeline gas) or from natural gas compositional analysis and the pipeline gas reserves and production forecasts.

The value of these by-product reserves is included in the evaluation of the associated pipeline gas reserves using current and forecast estimated prices. Future prices were estimated based on the forecasts presented in Appendix B.


Sproule

Gas Cost Allowance

The Company has GCA capital pools for the various owned facilities in the field. These pools can be used to reduce Alberta Crown royalty payable on gas and by-products. These pools have been written down based on the remaining useful life of each gas cost allowance facility and incremental capital has been added to the schedule, and then a corporate average Crown rate has been applied to determine an annual reduction in Crown payable, adjusted appropriately for custom processing. The value of this cash flow has not been included in this report.

Probable Reserves and Application of Risk

The probable reserves presented in this report include reserves related to improved production performance, reserves associated with untested, behind pipe zones and some future drilling locations and were evaluated in the same manner as the proven reserves, incorporating risk, adjustments for timing of production and capital expenditures.

Abandonment and Reclamation

Abandonment and reclamation costs were provided by the Company and included in our report. These costs included well abandonment and surface lease reclamation. Gathering system abandonment and right-of-way reclamation, and battery, plant, and processing facility removal and site reclamation costs were not included in this report.

Net Present Values

The estimates of the P&NG reserves and their respective net present values are summarized by property and by reserves category in the Discussion section of this report. The Alberta Royalty Tax Credit is at the property level for all reserves categories.

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped, and total probable oil and gas reserves for the Company are presented in Tables in the Summary and Discussion sections.





Geological and Petroleum Engineering Consultants

Ref.: 2813.15039

January 15, 2004



Ms. Christine Robertson, Manager,
Reservoir Engineering
Forte Oil Corporation
2450, 500 Fourth Avenue SW
Calgary, AB T2P 2V6

Re: Evaluation of the P&NG Reserves of Forte Oil Corporation Based on Constant Prices and Costs (As of October 1, 2003)

Dear Ms. Robertson:

Please find enclosed Tables C-1, C-2 and C-3, which summarize our evaluation of the P&NG reserves of Forte Oil Corporation, as of October 1, 2003, based on constant prices and costs.

Tables C-1 present a summary of the unescalated evaluation for the total Company P&NG reserves. Table C-2 presents a similar summary on a property-by-property basis. Table C-3 presents forecasts of production, cash flow and net present values for the various reserve classifications.

Our constant price and constant cost evaluation was based upon the Canadian requirements for Companies using "full cost" accounting. Individual economics that resulted in negative undiscounted values were excluded from the evaluation.

The prices used in this constant price case were those at September 30, 2003, as follows:

900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5500, Fax: (403) 294-5590
1675 Broadway, Suite 1130, Denver CO 80202 U.S.A.; Tel: (303) 592-8770, Fax: (303) 592-8771
1001 Fannin, Suite 550, Houston TX 77002 U.S.A.; Tel: (713) 652-5140, Fax: (713) 652-5143
Toll Free: 1-877-777-6135
info@sproule.com, www.sproule.com

Oil & Natural Gas Liquids	$/bbl
Edmonton Par	38.88
Cromer Medium (29.3° API)	33.21
Ethane	15.63
Propane	30.71
Butanes	31.84
Pentanes Plus	37.50
Gas	**$/MMBtu**
Alberta AECO	5.64

Operating and capital costs were not escalated.

The values of the reserves presented in this unescalated evaluation should not be taken out of context, as they were prepared under the guidelines of constant pricing and costs and de-escalated future investments; therefore, they do not reflect our opinion of the market value of these reserves.

The following definitions form the basis of our classification of reserves and values presented in this report.

1. **"Proved Reserves"** are defined as those quantities of crude oil, natural gas and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under existing economic and operating conditions. There is relatively little risk with these reserves.

   The proved reserves were sub-divided into the following groups, depending on their status of development.

   (a) **Proved Developed Reserves**

   These are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. This group was further divided to include:

(i) **Proved Developed Producing Reserves**

These are proved reserves which are presently being produced from completion intervals open for production in existing wells.

(ii) **Proved Developed Non-Producing Reserves**

These are proved reserves which are currently not being produced but do exist in completed intervals but not producing in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proved reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proved developed since the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

(b) **Proved Undeveloped Reserves**

These are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for the completion of these wells or for the installation of processing and gathering facilities prior to the production of these reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells that are reasonably certain of production when drilled.

2. **"Probable Reserves"** are considered to be those reserves which may be recoverable as a result of the beneficial effects which may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that which would be deemed proven at the present time, or those reserves which may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions which contain proved reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

3. **"Pipeline Gas Reserves"** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

4. **"Gross Reserves"** are defined as the total remaining recoverable reserves associated with the acreage of interest.

5. **"Company Gross Reserves"** are defined as the remaining reserves owned by the Company, before deduction of any royalties.

6. **"Company Net Reserves"** are defined as the gross remaining reserves of the properties in which the Company has an interest, less all royalties and interests owned by others.

7. **"Net Production Revenue"** is income derived from the sale of net reserves of oil, pipeline gas and gas by-products, less all capital and operating costs.

Further details of our evaluation may be found in our earlier report entitled "Evaluation of the P&NG Reserves of Forte Oil Corporation (As of October 1, 2003)," dated October 6, 2003.

It is important to note that Sproule's current treatment of the Alberta Royalty Tax Credit (ARTC) in the constant price evaluation is the same as for the escalated price evaluations. For both escalated and constant price evaluations, it is Sproule's assumption that the ARTC will continue at current rates.

We trust this will meet your requirements. Should you have any questions, please contact us.

PERMIT TO PRACTICE
Sproule Associates Limited

Signature

January 15, 2004
Date

PERMIT NUMBER: P417
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Sincerely,

Harry J. Helwerda, P.Eng.
Vice-President, Engineering
Canada and U.S.

Enclosure(s)
HJH:paob
W:\2813\15039\EVAL\HJH1.DOC

Table: C-1

Forte Oil Corporation
Summary of the Evaluation of the Company's P&NG Reserves
(As of October 1, 2003)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
Oil (Mbbl)							
Proved Developed Producing	4,718.4	1,582.1	1,387.9	32,134	25,259	24,259	22,921
Proved Undeveloped	473.1	135.9	105.9	1,620	969	871	740
Total Proved	**5,191.5**	**1,718.1**	**1,493.8**	**33,754**	**26,227**	**25,130**	**23,662**
Probable	2,515.6	760.4	679.1	15,461	7,634	6,837	5,870
Total	**7,707.1**	**2,478.5**	**2,173.0**	**49,215**	**33,861**	**31,967**	**29,532**
Solution Gas (MMcf) (Values included with oil)							
Proved Developed Producing	1,802	490	332				
Proved Undeveloped	13	7	5				
Total Proved	**1,815**	**496**	**337**				
Probable	916	187	127				
Total	**2,731**	**683**	**464**				
Pipeline Gas (MMcf)							
Proved Developed Producing	15,230	1,432	1,130	6,262	4,805	4,618	4,372
Proved Developed Non-Producing	463	87	74	320	233	221	205
Total Proved	**15,693**	**1,519**	**1,204**	**6,582**	**5,038**	**4,839**	**4,577**
Probable	13,768	1,110	855	4,964	2,928	2,696	2,404
Total	**29,461**	**2,629**	**2,058**	**11,546**	**7,966**	**7,535**	**6,981**
Natural Gas Liquids (Mbbl) (Values included with oil and gas)							
Proved Developed Producing	1,142.9	91.5	60.8				
Proved Developed Non-Producing	2.2	.4	.3				
Total Proved	**1,145.1**	**91.9**	**61.1**				
Probable	1,106.0	71.8	46.9				
Total	**2,251.1**	**163.7**	**108.0**				
Corporate							
Proved Developed Producing				-1,489	-885	-809	-713
Total Proved				**-1,489**	**-885**	**-809**	**-713**
Total				**-1,489**	**-885**	**-809**	**-713**
GRAND TOTAL (Mboe)							
Proved Developed Producing	8,699.9	1,993.9	1,692.4	36,907	29,179	28,068	26,581
Proved Developed Non-Producing	79.4	14.9	12.6	320	233	221	205
Proved Undeveloped	475.3	137.0	106.7	1,620	969	871	740
Total Proved	9,254.6	2,145.9	1,811.7	**38,847**	**30,380**	**29,160**	**27,526**
Probable	6,069.0	1,048.2	889.6	20,424	10,562	9,534	8,274
Total	15,323.5	3,194.1	2,701.3	**59,271**	**40,942**	**38,693**	**35,800**

Using constant Sept 30/03 prices

Table: C-2

FORTE OIL CORPORATION
Constant - Cons

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01. 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
CARSON CREEK													
Proved Developed				10816	528	358	943.1	46.1	29.2	2491	2141	2084	2005
Total Proved				10816	528	358	943.1	46.1	29.2	2491	2141	2084	2005
Total Probable				11349	554	375	989.6	48.3	30.6	2539	1734	1622	1475
Total Reserves				22165	1082	733	1932.8	94.4	59.8	5030	3876	3707	3481
CHIP LAKE/NITON													
Proved Developed	22.0	18.7	18.1	639 200	346 170	305 119	33.1	20.3	14.1	2266	1785	1713	1616
Total Proved	22.0	18.7	18.1	639 200	346 170	305 119	33.1	20.3	14.1	2266	1785	1713	1616
Total Probable	6.1	5.2	5.0	437 56	260 47	230 33	16.7	10.4	7.2	1453	796	717	619
Total Reserves	28.1	23.9	23.1	1076 256	607 217	535 152	49.8	30.7	21.3	3719	2580	2430	2235
DEL BONITA													
Proved Developed	20.7	20.7	20.3							223	203	199	193
Total Proved	20.7	20.7	20.3							223	203	199	193
Total Probable	9.1	9.1	8.9							163	106	97	86
Total Reserves	29.8	29.8	29.2							386	308	296	279
EARRING (CECIL)													
Proved Developed	44.9	10.2	9.4	40	9	6	0.7	0.2	0.1	232	180	172	162
Total Proved	44.9	10.2	9.4	40	9	6	0.7	0.2	0.1	232	180	172	162
Total Probable	16.2	3.4	3.2	15	3	2	0.3	0.1	0.0	79	40	36	30
Total Reserves	61.1	13.6	12.6	55	12	9	1.0	0.2	0.2	311	220	208	192
EVI													
Proved Developed	179.7	136.7	116.5							2116	1906	1869	1815
Total Proved	179.7	136.7	116.5							2116	1906	1869	1815
Total Probable	38.7	12.7	11.8							182	122	115	104
Total Reserves	218.4	149.4	128.3							2298	2029	1983	1919

Using constant Sept 30/03 prices

Table: C-2

FORTE OIL CORPORATION
Constant - Cons

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01. 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves Gross	Company Reserves Net	Remaining Reserves	Company Reserves Gross	Company Reserves Net	Remaining Reserves	Company Reserves Gross	Company Reserves Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
GIBOS/WEBSTER													
Proved Developed				1337	105	102				414	353	343	330
Total Proved				1337	105	102				414	353	343	330
Total Probable				594	47	45				185	127	119	108
Total Reserves				1931	151	148				599	480	462	438
GIFT (RANDELL)													
Proved Developed	303.2	69.6	63.0							1116	997	977	947
Total Proved	303.2	69.6	63.0							1116	997	977	947
Total Probable	220.2	46.5	42.1							836	585	548	499
Total Reserves	523.3	116.1	105.0							1951	1582	1525	1446
JUDY CREEK													
Proved Developed				111	22	19	1.8	0.4	0.2	49	46	46	45
Total Proved				111	22	19	1.8	0.4	0.2	49	46	46	45
Total Probable				229	46	39	3.6	0.7	0.5	120	83	78	71
Total Reserves				340	68	58	5.4	1.1	0.7	169	129	123	116
KIDNEY													
Proved Developed	530.4	233.3	205.0	221 20	34 9	32 6				4407	3584	3458	3287
Total Proved	530.4	233.3	205.0	221 20	34 9	32 6				4407	3584	3458	3287
Total Probable	215.5	101.2	93.5	114 8	6 4	6 3				1778	948	852	732
Total Reserves	746.0	334.5	298.5	335 29	39 13	37 9				6185	4532	4310	4019
LONG COULEE													
Proved Developed										-11	-7	-7	-6
Total Proved										-11	-7	-7	-6
Total Reserves										-11	-7	-7	-6

Using constant Sept 30/03 prices

Sproule

Table: C-2

FORTE OIL CORPORATION
Constant - Cons

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01, 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
MEEKWAP													
Proved Developed	1276.8	3.7	3.2	830	2	2	71.2	0.2	0.1	110	80	76	70
Total Proved	1276.8	3.7	3.2	830	2	2	71.2	0.2	0.1	110	80	76	70
Total Probable	848.4	2.5	2.1	551	2	1	47.3	0.1	0.1	75	31	27	22
Total Reserves	2125.2	6.2	5.3	1381	4	3	118.5	0.3	0.2	185	111	103	93
MITSUE													
Proved Developed	41.0	2.2	1.9							10	9	9	9
Total Proved	41.0	2.2	1.9							10	9	9	9
Total Probable	16.2	0.9	0.8							20	12	12	10
Total Reserves	57.2	3.1	2.7							29	22	20	19
NIPISI/UTIKUMA													
Proved Developed	64.5	14.0	13.2							187	126	117	107
Total Proved	64.5	14.0	13.2							187	126	117	107
Total Probable	35.7	7.2	6.8							149	65	57	47
Total Reserves	100.2	21.2	20.1							336	190	174	154
OTTER													
Proved Developed	2.3	1.2	1.1							-29	-24	-23	-21
Total Proved	2.3	1.2	1.1							-29	-24	-23	-21
Total Probable	3.9	1.9	1.8							24	23	23	23
Total Reserves	6.2	3.1	2.9							-5	0	0	1
PANNY													
Proved Developed	279.0	185.8	159.5							2170	1719	1652	1562
Total Proved	279.0	185.8	159.5							2170	1719	1652	1562
Total Probable	151.4	103.3	89.3							1326	751	682	595
Total Reserves	430.4	289.1	248.8							3496	2471	2334	2157

Using constant Sept 30/03 prices

Sproule

Table: C-2

FORTE OIL CORPORATION
Constant - Cons

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01, 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
PEMBINA													
Proved Developed	184.4	84.4	82.1	455	208	135	18.4	8.4	5.9	2038	1501	1425	1323
Total Proved	184.4	84.4	82.1	455	208	135	18.4	8.4	5.9	2038	1501	1425	1323
Total Probable	69.3	31.7	30.5	171	78	51	6.9	3.2	2.2	1049	518	458	387
Total Reserves	253.7	116.1	112.7	627	287	186	25.3	11.6	8.1	3087	2019	1883	1710
ROSEVEAR													
Proved Developed	23.9	9.1	8.6	237	81	57	12.7	4.3	3.0	559	504	495	482
Total Proved	23.9	9.1	8.6	237	81	57	12.7	4.3	3.0	559	504	495	482
Total Probable	9.4	4.7	4.5	88	39	28	4.7	2.1	1.5	291	234	225	213
Total Reserves	33.3	13.9	13.1	325	121	84	17.4	6.4	4.5	850	738	720	695
SENEX													
Proved Developed	870.3	218.6	197.3	18	9	6				5382	3623	3399	3111
Proved Undeveloped	473.1	135.9	105.9	13	7	5				1620	969	871	740
Total Proved	1343.4	354.6	303.2	31	16	11				7002	4592	4270	3851
Total Probable	544.6	222.0	197.1	27	13	9				4942	1606	1354	1070
Total Reserves	1888.0	576.6	500.3	58	29	20				11945	6198	5624	4921
TROUT													
Proved Developed	875.2	573.9	488.8							11500	9511	9196	8765
Total Proved	875.2	573.9	488.8							11500	9511	9196	8765
Total Probable	331.0	208.1	181.8							4351	2501	2274	1987
Total Reserves	1206.2	782.0	670.5							15851	12013	11470	10751

Using constant Sept 30/03 prices

Sproule

Table: C-2

FORTE OIL CORPORATION
Constant - Cons

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Oct 01. 2003

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	MBbl	MBbl	MBbl	MMcf	MMcf	MMcf	MBbl MLt	MBbl MLt	MBbl MLt	M$	M$	M$	M$
WOLF SOUTH													
Proved Developed				2106	397	314	61.8	11.6	8.1	1678	942	868	779
Proved Developed Non-Producing				463	87	74	2.2	0.4	0.3	320	233	221	205
Total Proved				2569	484	388	64.0	12.1	8.3	1998	1175	1089	985
Total Probable				1045	197	159	36.8	6.9	4.8	861	279	239	195
Total Reserves				3614	681	547	100.9	19.0	13.1	2859	1453	1328	1179
Total, Alberta													
Proved Developed	4718.4	1582.1	1387.9	15230 1802	1432 490	1130 332	1142.9	91.5	60.8	36907	29179	28068	26581
Proved Developed Non-Producing				463	87	74	2.2	0.4	0.3	320	233	221	205
Proved Undeveloped	473.1	135.9	105.9	13	7	5				1620	969	871	740
Total Proved	5191.5	1718.1	1493.8	15693 1815	1519 496	1204 337	1145.1	91.9	61.1	38847	30380	29160	27526
Total Probable	2515.6	760.4	679.1	13768 916	1110 187	855 127	1106.0	71.8	46.9	20424	10562	9534	8274
Total Reserves	7707.1	2478.5	2173.0	29461 2731	2629 683	2058 464	2251.1	163.7	108.0	59271	40942	38693	35800
GRAND TOTAL													
Proved Developed	4718.4	1582.1	1387.9	15230 1802	1432 490	1130 332	1142.9	91.5	60.8	36907	29179	28068	26581
Proved Developed Non-Producing				463	87	74	2.2	0.4	0.3	320	233	221	205
Proved Undeveloped	473.1	135.9	105.9	13	7	5				1620	969	871	740
Total Proved	5191.5	1718.1	1493.8	15693 1815	1519 496	1204 337	1145.1	91.9	61.1	38847	30380	29160	27526
Total Probable	2515.6	760.4	679.1	13768 916	1110 187	855 127	1106.0	71.8	46.9	20424	10562	9534	8274
Total Reserves	7707.1	2478.5	2173.0	29461 2731	2629 683	2058 464	2251.1	163.7	108.0	59271	40942	38693	35800

Using constant Sept 30/03 prices

Table: C-3

Proved + Probable

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	7707.1	0.0	2731	29461	0.7	1148.3	167.6	934.5	2251.1	0.0	15324
Co Int	2478.5	0.0	683	2629	0.3	77.6	27.5	58.4	163.7	0.0	3194
Co Net	2173.0	0.0	464	2058	0.2	54.3	19.3	34.3	108.0	0.0	2701

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow
%	M$	M$	M$	M$	M$	M$	M$	M$
0.0	2832	62257	31	3017	0	59271	21293	37979
10.0	2584	42590	28	1675	0	40942	15172	25771
12.0	2543	40195	27	1529	0	38693	14414	24279
15.0	2485	37122	27	1348	0	35800	13436	22364
18.0	2431	34535	26	1203	0	33357	12606	20751
20.0	2396	33025	25	1122	0	31929	12119	19809
25.0	2317	29835	24	958	0	28901	11082	17819
30.0	2246	27277	23	834	0	26466	10242	16224

Reserve Life = 43.3 yrs   Reserve Half Life = 3.3 yrs   BOE Reserve Index = 5.7

Profitabilty Indices

	Before Tax	After Tax		Before Tax	After Tax
Payout (yrs)	0.08	0.08	NPV @10%/BOE($)	12.82	8.07
Return On Investment @10%	15.84	9.97	NPV @15%/BOE($)	11.21	7.00
Return On Investment @15%	14.41	9.00	NPV @10%/BOE/D(M$)	26.64	16.77
Investment Return Rate(%)	>100	>100	NPV @15%/BOE/D(M$)	23.29	14.55

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow	Income Tax	ATax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1274	1660	1637	4370	855	383	1112	41	1205	48	6	-39	3157	1302	1855
2004	1174	1500	1503	16109	3118	1360	4039	133	4325	190	2494	-166	9239	4339	4900
2005	1015	1294	1301	13912	2735	1162	3339	101	3866	190	96	-259	9958	3578	6379
2006	794	1030	1021	10878	2200	923	2336	79	3370	190	73	-268	7685	2592	5093
2007	628	831	811	8598	1794	736	1627	62	2923	190	24	-223	6079	1950	4129
2008	508	698	661	6946	1517	608	1158	50	2633	190	24	-340	4675	1505	3170
2009	416	588	545	5697	1285	475	855	41	2417	127	22	-234	3761	1217	2545
2010	339	499	448	4631	1097	398	652	33	2131	127	71	-229	2883	946	1936
2011	283	424	375	3871	936	336	510	26	1953	127	8	-142	2377	768	1609
2012	228	333	299	3108	734	253	384	16	1652	127	8	-216	1691	546	1145
2013	183	298	247	2499	657	226	316	8	1377	127	8	-152	1394	453	941
2014	153	204	194	2082	446	93	205	7	1189	0	0	-79	1142	371	771
2015	131	176	166	1784	388	78	171	5	1073	0	0	-82	919	299	619
2016	116	143	145	1577	313	64	142	4	1012	0	0	-98	697	228	469
2017	89	101	109	1212	223	42	96	3	783	0	0	-105	490	160	330
2018	70	80	85	949	176	29	74	2	616	0	0	-83	379	124	255
2019	50	49	59	679	104	15	50	2	383	0	0	-143	220	72	149
2020	38	34	44	513	70	10	36	1	254	0	0	-29	272	90	182
2021	30	31	36	411	64	9	31	0	194	0	0	-12	247	82	165
2022	27	29	32	370	60	8	27	0	176	0	0	-9	225	75	150
Subt				90195	18771	7205	17161	613	33531	1635	2832	-2909	57490	20696	36793
25 Yr				2751	653	85	195	0	1436	0	0	-76	1781	596	1185
Totl				92946	19424	7290	17356	613	34967	1635	2832	-2986	59271	21293	37979
Discounted @10.0%				62920	12930	5200	13016	457	21310	1093	2584	-1647	40942	15172	25771
Cash @12.0%				59338	12162	4927	12437	436	19796	1021	2543	-1501	38693	14414	24279
Streams @15.0%				54772	11183	4573	11676	407	17910	928	2485	-1322	35800	13436	22364

Using constant Sept 30/03 prices

Table: C-3

Proved + Probable

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

Year	Light/Medium Oil Wells	Daily	Gross	Co Int	Co Net	Price	Solution Pipeline Gas Gross	Co Int	Co Net	Price	Non-Assoc / Assoc Pipeline Gas Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	134.0	3356	306.3	116.2	94.4	37.73	108	32	22	5.85	30.0	17075	1558	120	90	6.13
2004	137.0	3570	1179.8	428.6	349.5	37.69	390	112	77	5.82	31.0	15534	5670	436	327	6.13
2005	129.0	2896	1057.2	370.4	306.7	37.65	332	92	63	5.79	34.0	13732	5012	380	284	6.16
2006	121.0	2338	853.4	289.8	247.5	37.62	280	76	52	5.83	30.0	10592	3866	300	225	6.17
2007	110.0	1912	697.7	229.2	201.4	37.58	233	57	39	5.88	30.0	8330	3040	246	188	6.18
2008	109.0	1583	577.7	185.3	166.7	37.56	202	50	34	5.90	29.0	6664	2432	205	160	6.18
2009	99.0	1323	482.9	152.0	139.1	37.55	176	44	30	5.91	28.0	5317	1941	170	136	6.19
2010	98.0	1112	405.9	123.7	114.4	37.50	148	38	25	5.93	27.0	4350	1588	144	117	6.19
2011	89.0	944	344.6	103.5	96.5	37.48	126	33	22	5.94	26.0	3546	1294	122	100	6.19
2012	85.0	784	285.6	83.2	78.1	37.44	112	29	20	5.94	15.0	2251	822	92	76	6.18
2013	70.0	651	235.8	67.0	63.2	37.38	99	26	18	5.94	15.0	2008	733	82	68	6.18
2014	68.0	554	202.1	55.8	52.9	37.38	89	24	16	5.93	8.0	530	194	51	44	6.10
2015	65.0	470	171.4	47.8	45.4	37.37	79	21	14	5.92	7.0	428	156	43	37	6.14
2016	56.0	411	149.9	42.2	40.3	37.37	70	19	13	5.91	6.0	353	125	33	29	6.04
2017	54.0	345	125.9	32.4	31.1	37.44	53	9	6	6.30	4.0	298	109	27	24	5.96
2018	47.0	289	105.4	25.4	24.4	37.42	47	8	5	6.29	4.0	244	89	21	18	5.92
2019	42.0	236	86.1	18.2	17.4	37.43	34	4	3	5.97	2.0	205	75	14	12	5.77
2020	44.0	219	70.5	13.7	13.1	37.43	24	1	1	3.94	1.0	167	61	12	10	5.77
2021	23.0	145	53.0	11.0	10.5	37.48	21	1	0	3.68	1.0	156	57	11	9	5.77
2022	21.0	127	46.2	9.9	9.5	37.55	18	1	0	3.36	1.0	145	53	10	8	5.77
Subt			7437.5	2405.1	2102.1		2640	678	460				28875	2518	1960	
25 Yr			269.6	73.4	70.9		90	5	3				587	111	98	
Totl			7707.1	2478.5	2173.0		2731	683	464				29461	2629	2058	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

Year	Ethane Gross	CoInt	CoNet	Price	Propane Gross	CoInt	CoNet	Price	Butane Gross	CoInt	CoNet	Price	PentanePlus Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.1	0.0	0.0	15.72	60.4	3.8	2.6	31.06	5.8	1.1	0.8	32.70	49.9	3.0	1.7	36.68
2004	0.2	0.1	0.1	15.73	223.9	13.9	9.7	31.07	21.2	4.0	2.8	32.73	184.9	11.0	6.4	36.67
2005	0.2	0.1	0.0	15.73	203.8	12.4	8.7	31.09	18.5	3.4	2.4	32.77	168.3	9.8	5.7	36.66
2006	0.1	0.0	0.0	15.75	157.3	9.8	6.8	31.12	16.2	2.9	2.0	32.83	129.8	7.7	4.5	36.65
2007	0.1	0.0	0.0	15.78	123.7	7.7	5.4	31.17	14.1	2.4	1.7	32.92	101.9	6.0	3.5	36.63
2008	0.0	0.0	0.0	15.80	98.8	6.3	4.4	31.20	12.4	2.2	1.5	32.97	81.2	4.9	2.9	36.63
2009	0.0	0.0	0.0	15.82	78.6	5.2	3.6	31.23	10.9	1.9	1.4	33.03	64.5	4.0	2.3	36.62
2010	0.0	0.0	0.0	15.83	64.0	4.3	3.0	31.27	9.6	1.7	1.2	33.10	52.5	3.3	1.9	36.61
2011	0.0	0.0	0.0	0.00	52.0	3.5	2.5	31.30	8.4	1.5	1.1	33.16	42.5	2.7	1.6	36.61
2012	0.0	0.0	0.0	0.00	31.1	2.4	1.7	31.39	7.4	1.4	1.0	33.29	25.1	1.8	1.1	36.58
2013	0.0	0.0	0.0	0.00	27.9	2.2	1.5	31.40	6.6	1.2	0.9	33.32	22.6	1.6	0.9	36.59
2014	0.0	0.0	0.0	0.00	3.1	0.9	0.6	31.40	5.9	1.1	0.8	33.86	2.0	0.5	0.4	36.41
2015	0.0	0.0	0.0	0.00	2.6	0.7	0.5	31.49	5.2	1.0	0.7	33.91	1.8	0.5	0.3	36.43
2016	0.0	0.0	0.0	0.00	2.2	0.6	0.4	31.69	4.5	0.8	0.6	34.06	1.5	0.4	0.3	36.54
2017	0.0	0.0	0.0	0.00	2.0	0.6	0.4	30.34	3.5	0.3	0.2	31.91	1.3	0.3	0.2	36.59
2018	0.0	0.0	0.0	0.00	1.5	0.4	0.3	30.42	3.1	0.3	0.2	31.95	0.6	0.2	0.1	36.40
2019	0.0	0.0	0.0	0.00	1.2	0.2	0.2	30.73	2.4	0.1	0.1	32.15	0.4	0.1	0.0	37.50
2020	0.0	0.0	0.0	0.00	1.1	0.2	0.2	30.77	1.9	0.0	0.0	32.21	0.3	0.1	0.0	37.50
2021	0.0	0.0	0.0	0.00	1.1	0.2	0.1	30.74	1.7	0.0	0.0	32.16	0.3	0.1	0.0	37.50
2022	0.0	0.0	0.0	0.00	1.0	0.2	0.1	30.71	1.5	0.0	0.0	32.11	0.3	0.1	0.0	37.50
Subt	0.7	0.3	0.2		1137.3	75.5	52.8		160.6	27.5	19.2		931.5	57.8	33.9	
25 Yr	0.0	0.0	0.0		11.0	2.1	1.4		7.0	0.0	0.0		3.0	0.6	0.4	
Totl	0.7	0.3	0.2		1148.3	77.6	54.3		167.6	27.5	19.3		934.5	58.4	34.3	

Using constant Sept 30/03 prices

Table: C-3

Proved + Probable

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

	Revenue						Royalties									
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	4370	855	264	0	79	40	1129	0	35	0	10	0	1205	48	0	3202
2004	16109	3118	966	0	248	147	4098	0	113	0	38	0	4325	190	0	11899
2005	13912	2735	859	0	169	134	3389	0	87	0	36	0	3866	190	0	10313
2006	10878	2200	683	0	117	123	2376	0	69	0	30	0	3370	190	0	8026
2007	8598	1794	543	0	81	112	1658	0	55	0	24	0	2923	190	0	6326
2008	6946	1517	448	0	58	101	1183	0	46	0	20	0	2633	190	0	5038
2009	5697	1285	370	0	40	64	875	0	38	0	17	0	2417	127	0	4018
2010	4631	1097	310	0	29	59	669	0	30	0	15	0	2131	127	0	3183
2011	3871	936	259	0	21	55	524	0	25	0	12	0	1953	127	0	2526
2012	3108	734	186	0	16	51	395	0	15	0	10	0	1652	127	0	1916
2013	2499	657	167	0	12	47	326	0	7	0	9	0	1377	127	0	1554
2014	2082	446	84	0	9	0	212	0	6	0	7	0	1189	0	0	1221
2015	1784	388	74	0	3	0	177	0	5	0	6	0	1073	0	0	1001
2016	1577	313	62	0	1	0	148	0	4	0	5	0	1012	0	0	795
2017	1212	223	40	0	1	0	100	0	3	0	4	0	783	0	0	595
2018	949	176	28	0	1	0	78	0	2	0	3	0	616	0	0	462
2019	679	104	14	0	1	0	52	0	2	0	2	0	383	0	0	363
2020	513	70	9	0	1	0	37	0	1	0	1	0	254	0	0	302
2021	411	64	8	0	1	0	32	0	0	0	1	0	194	0	0	259
2022	370	60	8	0	1	0	28	0	0	0	1	0	176	0	0	234
Subt	90195	18771	5382	0	891	933	17486	0	542	0	254	0	33531	1635	0	63231
25 Yr	2751	653	85	0	0	0	202	0	0	0	7	0	1436	0	0	1858
Totl	92946	19424	5467	0	891	933	17688	0	542	0	261	0	34967	1635	0	65089

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

	Intangible		Tangible										Loan Repmt			
Year	CEE	CDE	Cl 41	Plant	Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Prin	Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	6	0	0	0	0	6	3197	3197	5	44	0	0	0	3157	3157
2004	0	2000	494	0	0	0	2494	9405	12602	13	180	0	0	0	9239	12396
2005	0	71	12	0	12	0	96	10217	22819	8	268	0	0	0	9958	22354
2006	0	73	0	0	0	0	73	7953	30773	5	273	0	0	0	7685	30040
2007	0	24	0	0	0	0	24	6302	37075	0	223	0	0	0	6079	36119
2008	0	24	0	0	0	0	24	5014	42089	0	340	0	0	0	4675	40793
2009	0	22	0	0	0	0	22	3995	46085	0	234	0	0	0	3761	44555
2010	0	71	0	0	0	0	71	3112	49196	0	229	0	0	0	2883	47437
2011	0	8	0	0	0	0	8	2518	51715	0	142	0	0	0	2377	49814
2012	0	8	0	0	0	0	8	1908	53622	0	216	0	0	0	1691	51505
2013	0	8	0	0	0	0	8	1546	55168	0	152	0	0	0	1394	52899
2014	0	0	0	0	0	0	0	1221	56389	0	79	0	0	0	1142	54041
2015	0	0	0	0	0	0	0	1001	57389	0	82	0	0	0	919	54960
2016	0	0	0	0	0	0	0	795	58184	0	98	0	0	0	697	55656
2017	0	0	0	0	0	0	0	595	58779	0	105	0	0	0	490	56146
2018	0	0	0	0	0	0	0	462	59241	0	83	0	0	0	379	56525
2019	0	0	0	0	0	0	0	363	59604	0	143	0	0	0	220	56746
2020	0	0	0	0	0	0	0	302	59906	0	29	0	0	0	272	57018
2021	0	0	0	0	0	0	0	259	60165	0	12	0	0	0	247	57265
2022	0	0	0	0	0	0	0	234	60399	0	9	0	0	0	225	57490
Subt	0	2314	506	0	12	0	2832	60399		31	2940	0	0	0	57490	
25 Yr	0	0	0	0	0	0	0	1858		0	76	0	0	0	1781	
Totl	0	2314	506	0	12	0	2832	62257		31	3017	0	0	0	59271	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	42590	40195	37122	34535	33025	29835	27277
Cash Flow	40942	38693	35800	33357	31929	28901	26466

Using constant Sept 30/03 prices

Table: C-3A

Proved

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	5191.5	0.0	1815	15693	0.5	576.5	105.6	462.5	1145.1	0.0	9255
Co Int	1718.1	0.0	496	1519	0.2	42.1	19.2	30.4	91.9	0.0	2146
Co Net	1493.8	0.0	337	1204	0.1	29.5	13.4	18.0	61.1	0.0	1812

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow
%	M$	M$	M$	M$	M$	M$	M$	M$
0.0	1959	41832	18	3004	0	38847	14221	24625
10.0	1820	32169	17	1805	0	30380	11397	18983
12.0	1796	30802	17	1659	0	29160	10985	18175
15.0	1761	28984	16	1474	0	27526	10431	17096
18.0	1728	27397	16	1322	0	26090	9941	16150
20.0	1707	26446	16	1236	0	25226	9645	15581
25.0	1658	24375	16	1059	0	23332	8992	14340
30.0	1613	22654	15	923	0	21746	8442	13304

Reserve Life = 31.4 yrs   Reserve Half Life = 2.2 yrs   BOE Reserve Index = 4.0

Profitabilty Indices

	Before Tax	After Tax		Before Tax	After Tax
Payout (yrs)	0.08	0.08	NPV @10%/BOE($)	14.16	8.85
Return On Investment @10%	16.69	10.43	NPV @15%/BOE($)	12.83	7.97
Return On Investment @15%	15.63	9.71	NPV @10%/BOE/D(M$)	20.61	12.88
Investment Return Rate(%)	>100	>100	NPV @15%/BOE/D(M$)	18.67	11.60

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow	Income Tax	ATax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1264	1631	1621	4339	841	374	1098	41	1200	48	6	-40	3121	1287	1835
2004	1112	1331	1402	15259	2766	1185	3676	125	4188	190	1791	-180	9060	4051	5009
2005	879	949	1084	12058	1997	822	2572	88	3550	190	69	-296	8111	2900	5211
2006	648	684	796	8885	1457	595	1588	65	2953	190	20	-279	5842	1950	3892
2007	486	526	599	6658	1133	453	990	48	2554	127	20	-203	4302	1382	2920
2008	368	394	452	5036	850	338	624	37	2252	127	54	-521	2609	839	1770
2009	253	235	300	3460	498	115	344	19	1583	0	0	-274	1851	583	1269
2010	186	197	225	2538	420	89	242	15	1270	0	0	-261	1259	395	864
2011	142	168	175	1935	360	73	179	12	1081	0	0	-152	945	298	647
2012	108	141	136	1465	305	58	136	7	930	0	0	-166	590	184	406
2013	74	103	94	1007	220	42	92	3	683	0	0	-118	372	115	257
2014	49	68	62	662	148	23	56	2	439	0	0	-143	193	58	135
2015	30	43	38	403	90	12	30	1	243	0	0	-180	50	12	38
2016	23	34	29	309	70	9	22	1	190	0	0	-57	118	36	82
2017	16	28	22	226	58	8	17	1	140	0	0	-51	82	25	57
2018	11	25	16	156	52	7	14	0	100	0	0	-13	89	28	61
2019	7	23	11	96	47	6	10	0	67	0	0	-47	25	7	18
2020	0	20	4	0	42	6	7	0	10	0	0	-1	31	9	21
2021	0	18	3	0	38	5	6	0	9	0	0	0	28	9	19
2022	0	16	3	0	35	5	5	0	9	0	0	0	25	8	17
Subt				64491	11427	4223	11709	465	23449	873	1959	-2982	38706	14176	24530
13 Yr				0	234	31	30	0	91	0	0	-4	141	46	95
Totl				64491	11661	4255	11739	465	23539	873	1959	-2986	38847	14221	24625
Discounted @10.0%				49369	8653	3379	9579	370	16762	702	1820	-1788	30380	11397	18983
Cash @12.0%				47230	8264	3254	9259	356	15861	675	1796	-1642	29160	10985	18175
Streams @15.0%				44391	7757	3086	8826	337	14688	638	1761	-1458	27526	10431	17096

Using constant Sept 30/03 prices

Table: C-3A

Proved

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

	Light/Medium Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	134.0	3322	303.1	115.4	93.7	37.73	107	31	21	5.85	30.0	16700	1524	118	89	6.13
2004	135.0	3282	1107.4	405.7	332.3	37.70	366	104	71	5.84	30.0	13158	4803	382	290	6.12
2005	125.0	2501	912.7	320.8	268.9	37.66	285	76	52	5.84	29.0	8705	3177	270	208	6.12
2006	113.0	1892	690.7	236.5	205.4	37.62	224	58	39	5.88	25.0	5930	2164	192	151	6.13
2007	103.0	1460	532.8	177.4	159.1	37.58	181	49	33	5.89	25.0	4208	1536	144	116	6.14
2008	100.0	1132	413.1	134.3	123.5	37.55	146	41	28	5.91	23.0	2800	1022	103	84	6.11
2009	80.0	835	304.7	92.5	86.2	37.47	112	33	22	5.93	6.0	630	230	53	45	5.96
2010	72.0	637	232.4	68.0	64.0	37.38	94	28	19	5.93	6.0	505	184	43	37	5.97
2011	61.0	503	183.5	51.8	49.2	37.36	79	25	17	5.92	5.0	421	153	37	31	5.97
2012	58.0	394	143.9	39.3	37.5	37.36	66	21	14	5.93	4.0	331	121	30	26	5.97
2013	49.0	298	107.2	27.0	26.1	37.29	55	19	13	5.92	3.0	260	95	19	16	5.81
2014	45.0	221	80.8	17.7	17.2	37.33	38	9	6	6.27	2.0	228	83	16	13	5.77
2015	38.0	164	60.0	10.8	10.4	37.34	19	2	1	5.63	2.0	204	75	14	12	5.77
2016	29.0	131	47.9	8.3	8.0	37.38	14	0	0	3.95	2.0	184	63	12	10	5.77
2017	25.0	93	34.0	6.0	5.8	37.53	11	0	0	3.27	1.0	143	52	10	8	5.77
2018	19.0	60	21.8	4.2	4.1	37.55	9	0	0	3.17	1.0	129	47	9	8	5.77
2019	17.0	43	15.6	2.6	2.5	37.46	7	0	0	3.19	1.0	117	43	8	7	5.77
2020	13.0	26	0.0	0.0	0.0	36.02	0	0	0	5.82	1.0	105	39	7	6	5.77
2021	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	1.0	96	35	7	6	5.77
2022	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	1.0	87	32	6	5	5.77
Subt			5191.5	1718.1	1493.8		1815	496	337				15478	1479	1167	
13 Yr			0.0	0.0	0.0		0	0	0				215	41	37	
Totl			5191.5	1718.1	1493.8		1815	496	337				15693	1519	1204	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

	Ethane				Propane				Butane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.1	0.0	0.0	15.72	59.1	3.7	2.6	31.06	5.7	1.1	0.8	32.71	48.8	2.9	1.7	36.68
2004	0.2	0.1	0.1	15.74	187.3	11.9	8.3	31.10	20.0	3.7	2.6	32.79	154.5	9.3	5.4	36.66
2005	0.1	0.0	0.0	15.79	123.7	8.1	5.7	31.18	16.0	2.9	2.0	32.93	101.7	6.3	3.7	36.63
2006	0.1	0.0	0.0	15.83	83.8	5.7	4.0	31.26	13.0	2.3	1.6	33.08	68.7	4.3	2.5	36.60
2007	0.0	0.0	0.0	15.87	59.4	4.2	2.9	31.34	10.6	2.0	1.4	33.22	48.5	3.1	1.9	36.59
2008	0.0	0.0	0.0	15.93	38.6	2.9	2.0	31.45	8.6	1.6	1.1	33.41	31.3	2.1	1.3	36.56
2009	0.0	0.0	0.0	0.00	3.5	1.0	0.7	31.57	6.9	1.3	0.9	34.16	2.1	0.6	0.4	36.24
2010	0.0	0.0	0.0	0.00	2.8	0.8	0.6	31.62	5.7	1.2	0.8	34.27	1.3	0.4	0.3	35.97
2011	0.0	0.0	0.0	0.00	2.4	0.7	0.5	31.67	4.7	1.0	0.7	34.35	0.9	0.3	0.2	35.91
2012	0.0	0.0	0.0	0.00	2.0	0.6	0.4	31.77	3.9	0.9	0.6	34.45	0.8	0.2	0.2	36.01
2013	0.0	0.0	0.0	0.00	1.5	0.3	0.2	32.34	3.3	0.8	0.5	34.87	0.5	0.1	0.1	37.06
2014	0.0	0.0	0.0	0.00	1.3	0.2	0.2	31.09	2.4	0.3	0.2	32.68	0.4	0.1	0.1	37.50
2015	0.0	0.0	0.0	0.00	1.2	0.2	0.2	30.75	1.4	0.0	0.0	32.20	0.4	0.1	0.0	37.50
2016	0.0	0.0	0.0	0.00	1.1	0.2	0.1	30.76	1.1	0.0	0.0	32.20	0.3	0.1	0.0	37.50
2017	0.0	0.0	0.0	0.00	1.0	0.2	0.1	30.71	0.9	0.0	0.0	32.11	0.3	0.1	0.0	37.50
2018	0.0	0.0	0.0	0.00	0.9	0.2	0.1	30.71	0.7	0.0	0.0	32.11	0.2	0.0	0.0	37.50
2019	0.0	0.0	0.0	0.00	0.8	0.2	0.1	30.71	0.6	0.0	0.0	32.11	0.2	0.0	0.0	37.50
2020	0.0	0.0	0.0	0.00	0.7	0.1	0.1	30.71	0.0	0.0	0.0	32.11	0.2	0.0	0.0	37.50
2021	0.0	0.0	0.0	0.00	0.7	0.1	0.1	30.71	0.0	0.0	0.0	0.00	0.2	0.0	0.0	37.50
2022	0.0	0.0	0.0	0.00	0.6	0.1	0.1	30.71	0.0	0.0	0.0	0.00	0.2	0.0	0.0	37.50
Subt	0.5	0.2	0.1		572.5	41.4	29.0		105.6	19.2	13.4		461.4	30.2	17.9	
13 Yr	0.0	0.0	0.0		4.0	0.8	0.5		0.0	0.0	0.0		1.1	0.2	0.1	
Totl	0.5	0.2	0.1		576.5	42.1	29.5		105.6	19.2	13.4		462.5	30.4	18.0	

Using constant Sept 30/03 prices

Table: C-3A

Proved

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	4339	841	258	0	77	38	1114	0	34	0	10	0	1200	48	0	3167
2004	15259	2766	835	0	213	138	3728	0	107	0	34	0	4188	190	0	11031
2005	12058	1997	578	0	121	123	2608	0	78	0	26	0	3550	190	0	8476
2006	8885	1457	413	0	72	110	1614	0	59	0	19	0	2953	190	0	6140
2007	6658	1133	312	0	44	98	1009	0	44	0	16	0	2554	127	0	4525
2008	5036	850	225	0	26	87	639	0	35	0	13	0	2252	127	0	3184
2009	3460	498	98	0	17	0	354	0	18	0	8	0	1583	0	0	2126
2010	2538	420	80	0	9	0	250	0	14	0	7	0	1270	0	0	1520
2011	1935	360	67	0	6	0	186	0	12	0	6	0	1081	0	0	1097
2012	1465	305	57	0	1	0	142	0	7	0	6	0	930	0	0	756
2013	1007	220	41	0	1	0	97	0	3	0	5	0	683	0	0	490
2014	662	148	22	0	1	0	59	0	2	0	3	0	439	0	0	336
2015	403	90	11	0	1	0	32	0	1	0	1	0	243	0	0	230
2016	309	70	9	0	0	0	23	0	1	0	1	0	190	0	0	176
2017	226	58	8	0	0	0	18	0	1	0	1	0	140	0	0	133
2018	156	52	7	0	0	0	14	0	0	0	1	0	100	0	0	101
2019	96	47	6	0	0	0	11	0	0	0	1	0	67	0	0	72
2020	0	42	6	0	0	0	7	0	0	0	1	0	10	0	0	31
2021	0	38	5	0	0	0	6	0	0	0	0	0	9	0	0	28
2022	0	35	5	0	0	0	6	0	0	0	0	0	9	0	0	25
Subt	64491	11427	3041	0	589	594	11917	0	415	0	159	0	23449	873	0	43646
13 Yr	0	234	31	0	0	0	32	0	0	0	2	0	91	0	0	145
Totl	64491	11661	3072	0	589	594	11949	0	415	0	161	0	23539	873	0	43791

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	6	0	0	0	0	6	3161	3161	4	44	0	0	0	3121	3121
2004	0	1437	354	0	0	0	1791	9240	12401	10	191	0	0	0	9060	12182
2005	0	69	0	0	0	0	69	8408	20809	3	300	0	0	0	8111	20293
2006	0	20	0	0	0	0	20	6121	26930	0	279	0	0	0	5842	26135
2007	0	20	0	0	0	0	20	4505	31435	0	203	0	0	0	4302	30437
2008	0	54	0	0	0	0	54	3130	34565	0	521	0	0	0	2609	33046
2009	0	0	0	0	0	0	0	2126	36691	0	274	0	0	0	1851	34898
2010	0	0	0	0	0	0	0	1520	38211	0	261	0	0	0	1259	36157
2011	0	0	0	0	0	0	0	1097	39308	0	152	0	0	0	945	37102
2012	0	0	0	0	0	0	0	756	40064	0	166	0	0	0	590	37692
2013	0	0	0	0	0	0	0	490	40554	0	118	0	0	0	372	38064
2014	0	0	0	0	0	0	0	336	40890	0	143	0	0	0	193	38257
2015	0	0	0	0	0	0	0	230	41120	0	180	0	0	0	50	38307
2016	0	0	0	0	0	0	0	176	41296	0	57	0	0	0	118	38426
2017	0	0	0	0	0	0	0	133	41429	0	51	0	0	0	82	38508
2018	0	0	0	0	0	0	0	101	41530	0	13	0	0	0	89	38597
2019	0	0	0	0	0	0	0	72	41603	0	47	0	0	0	25	38622
2020	0	0	0	0	0	0	0	31	41634	0	1	0	0	0	31	38652
2021	0	0	0	0	0	0	0	28	41662	0	0	0	0	0	28	38681
2022	0	0	0	0	0	0	0	25	41687	0	0	0	0	0	25	38706
Subt	0	1605	354	0	0	0	1959	41687		18	3000	0	0	0	38706	
13 Yr	0	0	0	0	0	0	0	145		0	4	0	0	0	141	
Totl	0	1605	354	0	0	0	1959	41832		18	3004	0	0	0	38847	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	32169	30802	28984	27397	26446	24375	22654
Cash Flow	30380	29160	27526	26090	25226	23332	21746

Using constant Sept 30/03 prices

Table: C-3B

Proved Developed

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	4718.4	0.0	1802	15230	0.5	576.5	105.6	460.3	1142.9	0.0	8700
Co Int	1582.1	0.0	490	1432	0.2	42.1	19.2	30.0	91.5	0.0	1994
Co Net	1387.9	0.0	332	1130	0.1	29.5	13.4	17.7	60.8	0.0	1692

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow
%	M$	M$	M$	M$	M$	M$	M$	M$
0.0	190	39860	18	2972	0	36907	13484	23423
10.0	154	30954	17	1792	0	29179	10808	18371
12.0	148	29699	17	1647	0	28068	10421	17647
15.0	141	28030	16	1465	0	26581	9900	16681
18.0	134	26573	16	1315	0	25274	9441	15832
20.0	129	25700	16	1230	0	24486	9164	15322
25.0	120	23799	16	1054	0	22760	8555	14206
30.0	112	22217	15	920	0	21313	8041	13272

Reserve Life = 31.4 yrs Reserve Half Life = 2.2 yrs BOE Reserve Index = 3.8

Profitabilty Indices

	Before Tax	After Tax		Before Tax	After Tax
Payout (yrs)	0.08	0.08	NPV @10%/BOE($)	14.63	9.21
Return On Investment @10%	189.40	119.24	NPV @15%/BOE($)	13.33	8.37
Return On Investment @15%	189.09	118.66	NPV @10%/BOE/D(M$)	20.44	12.87
Investment Return Rate(%)	>100	>100	NPV @15%/BOE/D(M$)	18.62	11.69

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow	Income Tax	ATax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1264	1584	1613	4339	816	373	1093	41	1197	48	6	-40	3105	1280	1825
2004	1037	1286	1320	14247	2674	1182	3368	125	4112	190	22	-180	10106	3936	6169
2005	771	908	969	10581	1918	819	2159	88	3434	190	69	-296	7082	2636	4445
2006	577	651	720	7922	1392	593	1349	65	2858	190	20	-279	5146	1794	3352
2007	440	500	549	6028	1080	451	865	48	2472	127	20	-203	3824	1284	2539
2008	338	372	418	4625	806	337	566	37	2180	127	54	-521	2283	775	1508
2009	234	217	278	3192	461	114	317	19	1517	0	0	-274	1638	543	1095
2010	173	182	210	2362	390	88	229	15	1208	0	0	-261	1127	374	754
2011	134	156	165	1820	335	73	172	12	1022	0	0	-152	870	289	581
2012	105	131	132	1437	285	58	133	7	908	0	0	-144	587	195	393
2013	73	94	92	997	203	41	91	3	669	0	0	-112	366	121	245
2014	49	61	61	662	133	23	55	2	432	0	0	-143	186	61	125
2015	30	37	37	403	78	11	29	1	237	0	0	-180	45	14	31
2016	23	31	29	309	65	9	22	1	186	0	0	-53	121	40	81
2017	16	28	22	226	58	8	17	1	140	0	0	-51	82	27	55
2018	11	25	16	156	52	7	14	0	100	0	0	-13	89	30	59
2019	7	23	11	96	47	6	10	0	67	0	0	-47	25	8	17
2020	0	20	4	0	42	6	7	0	10	0	0	-1	31	10	20
2021	0	18	3	0	38	5	6	0	9	0	0	0	28	9	19
2022	0	16	3	0	35	5	5	0	9	0	0	0	25	8	17
Subt				59402	10907	4208	10507	465	22767	873	190	-2950	36766	13437	23329
13 Yr				0	234	31	30	0	91	0	0	-4	141	47	94
Totl				59402	11141	4239	10537	465	22857	873	190	-2954	36907	13484	23423
Discounted @10.0%				45426	8284	3368	8603	370	16296	702	154	-1775	29179	10808	18371
Cash @12.0%				43462	7916	3243	8319	356	15425	675	148	-1631	28068	10421	17647
Streams @15.0%				40861	7435	3076	7937	337	14290	638	141	-1449	26581	9900	16681

Using constant Sept 30/03 prices

Table: C-3B

Proved Developed

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

Year	Light/Medium Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	134.0	3322	303.1	115.4	93.7	37.73	107	31	21	5.85	29.0	16451	1501	113	85	6.14
2004	131.0	2785	1016.7	378.7	313.0	37.72	364	102	70	5.88	29.0	12935	4721	367	278	6.13
2005	121.0	2134	778.8	281.3	240.1	37.69	281	74	51	5.91	28.0	8519	3109	257	197	6.14
2006	109.0	1649	601.9	210.8	185.8	37.65	221	57	39	5.94	24.0	5775	2108	181	142	6.16
2007	99.0	1298	473.9	160.6	145.4	37.60	180	48	32	5.94	24.0	4078	1489	135	108	6.16
2008	96.0	1025	374.0	123.3	113.9	37.57	145	40	27	5.95	22.0	2692	982	96	78	6.13
2009	76.0	764	278.7	85.3	79.6	37.47	111	32	22	5.96	5.0	540	197	47	40	5.98
2010	68.0	589	215.1	63.3	59.5	37.37	93	28	19	5.95	5.0	430	157	38	32	5.99
2011	57.0	471	172.0	48.8	46.2	37.36	78	24	17	5.94	4.0	358	131	32	27	5.99
2012	54.0	380	138.7	38.5	36.7	37.36	66	21	14	5.93	3.0	279	102	26	22	6.00
2013	47.0	289	105.3	26.8	25.8	37.29	55	19	13	5.92	2.0	216	79	16	13	5.82
2014	45.0	221	80.8	17.7	17.2	37.33	38	9	6	6.27	1.0	192	70	13	11	5.77
2015	38.0	164	60.0	10.8	10.4	37.34	19	2	1	5.63	1.0	174	63	12	10	5.77
2016	29.0	131	47.9	8.3	8.0	37.38	14	0	0	3.95	1.0	158	58	11	9	5.77
2017	25.0	93	34.0	6.0	5.8	37.53	11	0	0	3.27	1.0	143	52	10	8	5.77
2018	19.0	60	21.8	4.2	4.1	37.55	9	0	0	3.17	1.0	129	47	9	8	5.77
2019	17.0	43	15.6	2.6	2.5	37.46	7	0	0	3.19	1.0	117	43	8	7	5.77
2020	13.0	26	0.0	0.0	0.0	36.02	0	0	0	5.82	1.0	106	39	7	6	5.77
2021	0.0	0	0.0	0.0	0.0	37.27	0	0	0	5.88	1.0	96	35	7	6	5.77
2022	0.0	0	0.0	0.0	0.0	37.27	0	0	0	5.88	1.0	87	32	6	5	5.77
Subt			4718.4	1582.1	1387.9		1802	490	332				15015	1392	1093	
13 Yr			0.0	0.0	0.0		0	0	0				215	41	37	
Totl			4718.4	1582.1	1387.9		1802	490	332				15230	1432	1130	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

Year	Ethane				Propane				Butane				PentanePlus			
	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.1	0.0	0.0	15.72	59.1	3.7	2.6	31.06	5.7	1.1	0.8	32.71	48.7	2.9	1.7	36.67
2004	0.2	0.1	0.1	15.74	187.3	11.9	8.3	31.10	20.0	3.7	2.6	32.79	154.1	9.3	5.4	36.65
2005	0.1	0.0	0.0	15.79	123.7	8.1	5.7	31.18	16.0	2.9	2.0	32.93	101.4	6.2	3.6	36.62
2006	0.1	0.0	0.0	15.83	83.8	5.7	4.0	31.26	13.0	2.3	1.6	33.08	68.4	4.3	2.5	36.59
2007	0.0	0.0	0.0	15.87	59.4	4.2	2.9	31.34	10.6	2.0	1.4	33.22	48.3	3.1	1.8	36.57
2008	0.0	0.0	0.0	15.93	38.6	2.9	2.0	31.45	8.6	1.6	1.1	33.41	31.1	2.1	1.3	36.54
2009	0.0	0.0	0.0	0.00	3.5	1.0	0.7	31.57	6.9	1.3	0.9	34.16	1.9	0.6	0.4	36.17
2010	0.0	0.0	0.0	0.00	2.8	0.8	0.6	31.62	5.7	1.2	0.8	34.27	1.1	0.4	0.2	35.87
2011	0.0	0.0	0.0	0.00	2.4	0.7	0.5	31.67	4.7	1.0	0.7	34.35	0.8	0.3	0.2	35.79
2012	0.0	0.0	0.0	16.31	2.0	0.6	0.4	31.77	3.9	0.9	0.6	34.45	0.7	0.2	0.2	35.90
2013	0.0	0.0	0.0	16.48	1.5	0.3	0.2	32.34	3.3	0.8	0.5	34.87	0.4	0.1	0.1	36.99
2014	0.0	0.0	0.0	15.82	1.3	0.2	0.2	31.09	2.4	0.3	0.2	32.68	0.4	0.1	0.0	37.50
2015	0.0	0.0	0.0	15.65	1.2	0.2	0.2	30.75	1.4	0.0	0.0	32.20	0.3	0.1	0.0	37.50
2016	0.0	0.0	0.0	15.65	1.1	0.2	0.1	30.76	1.1	0.0	0.0	32.20	0.3	0.1	0.0	37.50
2017	0.0	0.0	0.0	15.63	1.0	0.2	0.1	30.71	0.9	0.0	0.0	32.11	0.3	0.1	0.0	37.50
2018	0.0	0.0	0.0	15.63	0.9	0.2	0.1	30.71	0.7	0.0	0.0	32.11	0.2	0.0	0.0	37.50
2019	0.0	0.0	0.0	15.63	0.8	0.2	0.1	30.71	0.6	0.0	0.0	32.11	0.2	0.0	0.0	37.50
2020	0.0	0.0	0.0	15.63	0.7	0.1	0.1	30.71	0.0	0.0	0.0	32.11	0.2	0.0	0.0	37.50
2021	0.0	0.0	0.0	15.63	0.7	0.1	0.1	30.71	0.0	0.0	0.0	32.55	0.2	0.0	0.0	37.50
2022	0.0	0.0	0.0	15.63	0.6	0.1	0.1	30.71	0.0	0.0	0.0	32.56	0.2	0.0	0.0	37.50
Subt	0.5	0.2	0.1		572.5	41.4	29.0		105.6	19.2	13.4		459.2	29.8	17.6	
13 Yr	0.0	0.0	0.0		4.0	0.8	0.5		0.0	0.0	0.0		1.1	0.2	0.1	
Totl	0.5	0.2	0.1		576.5	42.1	29.5		105.6	19.2	13.4		460.3	30.0	17.7	

Using constant Sept 30/03 prices

Table: C-3B

Proved Developed

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	4339	816	258	0	77	38	1109	0	34	0	9	0	1197	48	0	3150
2004	14247	2674	832	0	213	138	3418	0	107	0	32	0	4112	190	0	10308
2005	10581	1918	575	0	121	123	2194	0	78	0	25	0	3434	190	0	7447
2006	7922	1392	411	0	72	110	1373	0	59	0	18	0	2858	190	0	5444
2007	6028	1080	310	0	44	98	884	0	44	0	15	0	2472	127	0	4047
2008	4625	806	224	0	26	87	581	0	35	0	12	0	2180	127	0	2858
2009	3192	461	97	0	17	0	327	0	18	0	8	0	1517	0	0	1912
2010	2362	390	79	0	9	0	236	0	14	0	7	0	1208	0	0	1388
2011	1820	335	67	0	6	0	179	0	12	0	6	0	1022	0	0	1022
2012	1437	285	56	0	1	0	138	0	7	0	6	0	908	0	0	731
2013	997	203	40	0	1	0	95	0	3	0	5	0	669	0	0	478
2014	662	133	22	0	1	0	58	0	2	0	3	0	432	0	0	329
2015	403	78	11	0	1	0	31	0	1	0	1	0	237	0	0	225
2016	309	65	8	0	0	0	23	0	1	0	1	0	186	0	0	174
2017	226	58	8	0	0	0	18	0	1	0	1	0	140	0	0	133
2018	156	52	7	0	0	0	14	0	0	0	1	0	100	0	0	101
2019	96	47	6	0	0	0	11	0	0	0	1	0	67	0	0	72
2020	0	42	6	0	0	0	7	0	0	0	1	0	10	0	0	31
2021	0	38	5	0	0	0	6	0	0	0	0	0	9	0	0	28
2022	0	35	5	0	0	0	6	0	0	0	0	0	9	0	0	25
Subt	59402	10907	3025	0	589	594	10708	0	415	0	152	0	22767	873	0	39906
13 Yr	0	234	31	0	0	0	32	0	0	0	2	0	91	0	0	145
Totl	59402	11141	3056	0	589	594	10740	0	415	0	154	0	22857	873	0	40051

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	6	0	0	0	0	6	3144	3144	4	44	0	0	0	3105	3105
2004	0	22	0	0	0	0	22	10286	13430	10	191	0	0	0	10106	13211
2005	0	69	0	0	0	0	69	7378	20809	3	300	0	0	0	7082	20292
2006	0	20	0	0	0	0	20	5425	26233	0	279	0	0	0	5146	25439
2007	0	20	0	0	0	0	20	4027	30260	0	203	0	0	0	3824	29262
2008	0	54	0	0	0	0	54	2804	33064	0	521	0	0	0	2283	31545
2009	0	0	0	0	0	0	0	1912	34976	0	274	0	0	0	1638	33183
2010	0	0	0	0	0	0	0	1388	36364	0	261	0	0	0	1127	34310
2011	0	0	0	0	0	0	0	1022	37386	0	152	0	0	0	870	35180
2012	0	0	0	0	0	0	0	731	38117	0	144	0	0	0	587	35767
2013	0	0	0	0	0	0	0	478	38595	0	112	0	0	0	366	36133
2014	0	0	0	0	0	0	0	329	38924	0	143	0	0	0	186	36320
2015	0	0	0	0	0	0	0	225	39149	0	180	0	0	0	45	36365
2016	0	0	0	0	0	0	0	174	39323	0	53	0	0	0	121	36486
2017	0	0	0	0	0	0	0	133	39457	0	51	0	0	0	82	36568
2018	0	0	0	0	0	0	0	101	39558	0	13	0	0	0	89	36656
2019	0	0	0	0	0	0	0	72	39630	0	47	0	0	0	25	36682
2020	0	0	0	0	0	0	0	31	39662	0	1	0	0	0	31	36712
2021	0	0	0	0	0	0	0	28	39690	0	0	0	0	0	28	36740
2022	0	0	0	0	0	0	0	25	39715	0	0	0	0	0	25	36766
Subt	0	190	0	0	0	0	190	39715		18	2968	0	0	0	36766	
13 Yr	0	0	0	0	0	0	0	145		0	4	0	0	0	141	
Totl	0	190	0	0	0	0	190	39860		18	2972	0	0	0	36907	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	30954	29699	28030	26573	25700	23799	22217
Cash Flow	29179	28068	26581	25274	24486	22760	21313

Using constant Sept 30/03 prices

Sproule

Table: C-3C

Proved Developed
Non-Producing

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	0.0	0.0	0	463	0.0	0.0	0.0	2.2	2.2	0.0	79
Co Int	0.0	0.0	0	87	0.0	0.0	0.0	0.4	0.4	0.0	15
Co Net	0.0	0.0	0	74	0.0	0.0	0.0	0.3	0.3	0.0	13

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow
%	M$	M$	M$	M$	M$	M$	M$	M$
0.0	0	324	0	4	0	320	113	207
10.0	0	234	0	1	0	233	83	150
12.0	0	222	0	1	0	221	79	142
15.0	0	206	0	1	0	205	74	131
18.0	0	192	0	0	0	191	69	122
20.0	0	184	0	0	0	183	66	117
25.0	0	167	0	0	0	166	60	106
30.0	0	153	0	0	0	152	56	97

Reserve Life = 12.8 yrs   Reserve Half Life = 3.2 yrs   BOE Reserve Index = 5.4

Profitabilty Indices

	Before Tax	After Tax
Payout (yrs)		
Return On Investment @10%		
Return On Investment @15%		
Investment Return Rate(%)		

	Before Tax	After Tax
NPV @10%/BOE($)	15.62	10.03
NPV @15%/BOE($)	13.75	8.81
NPV @10%/BOE/D(M$)	31.01	19.92
NPV @15%/BOE/D(M$)	27.31	17.49

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow	Income Tax	ATax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	47	8	0	25	1	5	0	4	0	0	0	17	7	10
2004	0	42	7	0	88	3	17	0	14	0	0	0	60	23	37
2005	0	35	6	0	74	2	13	0	12	0	0	0	50	18	32
2006	0	29	5	0	61	2	10	0	11	0	0	0	42	15	27
2007	0	24	4	0	51	2	7	0	10	0	0	0	35	12	23
2008	0	20	3	0	43	1	6	0	10	0	0	0	29	10	19
2009	0	17	3	0	36	1	4	0	9	0	0	0	23	8	16
2010	0	14	2	0	30	1	3	0	8	0	0	0	19	6	13
2011	0	12	2	0	25	1	3	0	8	0	0	0	15	5	10
2012	0	10	2	0	21	1	2	0	8	0	0	0	12	4	8
2013	0	8	1	0	17	1	2	0	7	0	0	0	9	3	6
2014	0	7	1	0	14	0	1	0	7	0	0	0	7	2	4
2015	0	6	1	0	12	0	1	0	7	0	0	0	5	2	3
2016	0	5	1	0	6	0	0	0	4	0	0	-4	-2	-1	-1
Totl				0	502	16	75	0	118	0	0	-4	320	113	207
Discounted @10.0%				0	354	11	57	0	74	0	0	-1	233	83	150
Cash @12.0%				0	334	10	54	0	69	0	0	-1	221	79	142
Streams @15.0%				0	309	10	51	0	62	0	0	-1	205	74	131

Using constant Sept 30/03 prices

Table: C-3C

Proved Developed
Non-Producing

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

Year	Non-Assoc / Assoc Pipeline Gas Wells	Daily	Gross	Co Int	Co Net	Price
		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	1.0	249	23	4	3	5.77
2004	1.0	223	81	15	12	5.77
2005	1.0	186	68	13	10	5.77
2006	1.0	155	57	11	9	5.77
2007	1.0	129	47	9	8	5.77
2008	1.0	108	39	7	6	5.77
2009	1.0	90	33	6	5	5.77
2010	1.0	75	27	5	5	5.77
2011	1.0	63	23	4	4	5.77
2012	1.0	52	19	4	3	5.77
2013	1.0	44	16	3	3	5.77
2014	1.0	36	13	2	2	5.77
2015	1.0	30	11	2	2	5.77
2016	1.0	26	5	1	1	5.77
Totl			463	87	74	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

Year	PentanePlus Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.1	0.0	0.0	37.50
2004	0.4	0.1	0.0	37.50
2005	0.3	0.1	0.0	37.50
2006	0.3	0.1	0.0	37.50
2007	0.2	0.0	0.0	37.50
2008	0.2	0.0	0.0	37.50
2009	0.2	0.0	0.0	37.50
2010	0.1	0.0	0.0	37.50
2011	0.1	0.0	0.0	37.50
2012	0.1	0.0	0.0	37.50
2013	0.1	0.0	0.0	37.50
2014	0.1	0.0	0.0	37.50
2015	0.1	0.0	0.0	37.50
2016	0.0	0.0	0.0	37.50
Totl	2.2	0.4	0.3	

Using constant Sept 30/03 prices

Table: C-3C

Proved Developed
Non-Producing

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	25	1	0	0	0	6	0	0	0	0	0	4	0	0	17
2004	0	88	3	0	0	0	19	0	0	0	2	0	14	0	0	60
2005	0	74	2	0	0	0	14	0	0	0	1	0	12	0	0	50
2006	0	61	2	0	0	0	11	0	0	0	1	0	11	0	0	42
2007	0	51	2	0	0	0	8	0	0	0	1	0	10	0	0	35
2008	0	43	1	0	0	0	6	0	0	0	1	0	10	0	0	29
2009	0	36	1	0	0	0	5	0	0	0	0	0	9	0	0	23
2010	0	30	1	0	0	0	4	0	0	0	0	0	8	0	0	19
2011	0	25	1	0	0	0	3	0	0	0	0	0	8	0	0	15
2012	0	21	1	0	0	0	2	0	0	0	0	0	8	0	0	12
2013	0	17	1	0	0	0	2	0	0	0	0	0	7	0	0	9
2014	0	14	0	0	0	0	1	0	0	0	0	0	7	0	0	7
2015	0	12	0	0	0	0	1	0	0	0	0	0	7	0	0	5
2016	0	6	0	0	0	0	0	0	0	0	0	0	4	0	0	2
Totl	0	502	16	0	0	0	82	0	0	0	7	0	118	0	0	324

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	17	17	0	0	0	0	0	17	17
2004	0	0	0	0	0	0	0	60	76	0	0	0	0	0	60	76
2005	0	0	0	0	0	0	0	50	127	0	0	0	0	0	50	127
2006	0	0	0	0	0	0	0	42	169	0	0	0	0	0	42	169
2007	0	0	0	0	0	0	0	35	204	0	0	0	0	0	35	204
2008	0	0	0	0	0	0	0	29	232	0	0	0	0	0	29	232
2009	0	0	0	0	0	0	0	23	256	0	0	0	0	0	23	256
2010	0	0	0	0	0	0	0	19	275	0	0	0	0	0	19	275
2011	0	0	0	0	0	0	0	15	290	0	0	0	0	0	15	290
2012	0	0	0	0	0	0	0	12	302	0	0	0	0	0	12	302
2013	0	0	0	0	0	0	0	9	311	0	0	0	0	0	9	311
2014	0	0	0	0	0	0	0	7	318	0	0	0	0	0	7	318
2015	0	0	0	0	0	0	0	5	322	0	0	0	0	0	5	322
2016	0	0	0	0	0	0	0	2	324	0	4	0	0	0	-2	320
Totl	0	0	0	0	0	0	0	324		0	4	0	0	0	320	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	234	222	206	192	184	167	153
Cash Flow	233	221	205	191	183	166	152

Using constant Sept 30/03 prices

Table: C-3D

Proved
Undeveloped

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Jul 01. 2004

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01. 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	473.1	0.0	13	0	0.0	0.0	0.0	0.0	0.0	0.0	475
Co Int	135.9	0.0	7	0	0.0	0.0	0.0	0.0	0.0	0.0	137
Co Net	105.9	0.0	5	0	0.0	0.0	0.0	0.0	0.0	0.0	107

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow
%	M$	M$	M$	M$	M$	M$	M$	M$
0.0	1769	1648	0	28	0	1620	625	996
10.0	1666	981	0	12	0	969	506	463
12.0	1648	882	0	10	0	871	485	386
15.0	1621	749	0	8	0	740	457	284
18.0	1595	632	0	7	0	625	430	195
20.0	1578	562	0	6	0	556	414	142
25.0	1538	409	0	4	0	405	377	28
30.0	1501	284	0	3	0	281	345	-64

Reserve Life = 9.8 yrs   Reserve Half Life = 2.2 yrs   BOE Reserve Index = 2.8

Profitabilty Indices

	Before Tax	After Tax		Before Tax	After Tax
Payout (yrs)	2.33	3.08	NPV @10%/BOE($)	7.07	3.38
Return On Investment @10%	0.58	0.28	NPV @15%/BOE($)	5.40	2.07
Return On Investment @15%	0.46	0.18	NPV @10%/BOE/D(M$)	7.18	3.43
Investment Return Rate(%)	46.32	26.51	NPV @15%/BOE/D(M$)	5.49	2.10

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01. 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow	Income Tax	ATax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	148	7	149	1012	4	0	291	0	62	0	1769	0	-1105	92	-1198
2005	108	5	109	1477	6	0	400	0	103	0	0	0	979	246	734
2006	71	3	71	964	4	0	230	0	84	0	0	0	654	141	513
2007	46	2	46	629	2	0	117	0	71	0	0	0	444	86	358
2008	30	1	30	411	1	0	52	0	63	0	0	0	298	55	243
2009	20	1	20	268	1	0	23	0	57	0	0	0	190	32	158
2010	13	1	13	176	1	0	10	0	53	0	0	0	113	15	98
2011	8	0	8	115	0	0	4	0	51	0	0	0	60	4	56
2012	2	0	2	28	0	0	1	0	14	0	0	-22	-9	-15	6
2013	1	0	1	9	0	0	0	0	6	0	0	-6	-3	-9	7
Totl				5089	19	0	1127	0	564	0	1769	-28	1620	646	974
Discounted @10.0%				3943	15	0	919	0	392	0	1666	-12	969	506	463
Cash @12.0%				3768	14	0	885	0	368	0	1648	-10	871	485	386
Streams @15.0%				3531	13	0	839	0	336	0	1621	-8	740	457	284

Using constant Sept 30/03 prices

Table: C-3D

Proved
Undeveloped

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Jul 01, 2004

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

Year	Light/Medium Oil						Solution Pipeline Gas			
	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf
2003	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00
2004	4.0	497	90.7	27.0	19.3	37.44	3	1	1	2.87
2005	4.0	367	133.9	39.5	28.8	37.44	4	2	1	2.87
2006	4.0	243	88.8	25.7	19.6	37.43	2	1	1	2.87
2007	4.0	161	58.9	16.8	13.7	37.43	2	1	1	2.87
2008	4.0	107	39.1	11.0	9.6	37.43	1	1	0	2.87
2009	4.0	71	26.0	7.2	6.6	37.43	1	0	0	2.87
2010	4.0	47	17.2	4.7	4.4	37.43	0	0	0	2.87
2011	4.0	31	11.5	3.1	3.0	37.42	0	0	0	2.87
2012	4.0	14	5.1	0.8	0.7	37.33	0	0	0	2.87
2013	2.0	10	1.9	0.3	0.2	37.30	0	0	0	0.00
Totl			473.1	135.9	105.9		13	7	5	

Using constant Sept 30/03 prices

Table: C-3D

Proved
Undeveloped

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Jul 01, 2004

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	1012	4	0	0	0	0	291	0	0	0	0	0	62	0	0	663
2005	1477	6	0	0	0	0	400	0	0	0	0	0	103	0	0	979
2006	964	4	0	0	0	0	230	0	0	0	0	0	84	0	0	654
2007	629	2	0	0	0	0	117	0	0	0	0	0	71	0	0	444
2008	411	1	0	0	0	0	52	0	0	0	0	0	63	0	0	298
2009	268	1	0	0	0	0	23	0	0	0	0	0	57	0	0	190
2010	176	1	0	0	0	0	10	0	0	0	0	0	53	0	0	113
2011	115	0	0	0	0	0	4	0	0	0	0	0	51	0	0	60
2012	28	0	0	0	0	0	1	0	0	0	0	0	14	0	0	13
2013	9	0	0	0	0	0	0	0	0	0	0	0	6	0	0	3
Totl	5089	19	0	0	0	0	1127	0	0	0	0	0	564	0	0	3417

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	1415	354	0	0	0	1769	-1105	-1105	0	0	0	0	0	-1105	-1105
2005	0	0	0	0	0	0	0	979	-126	0	0	0	0	0	979	-126
2006	0	0	0	0	0	0	0	654	528	0	0	0	0	0	654	528
2007	0	0	0	0	0	0	0	444	971	0	0	0	0	0	444	971
2008	0	0	0	0	0	0	0	298	1269	0	0	0	0	0	298	1269
2009	0	0	0	0	0	0	0	190	1459	0	0	0	0	0	190	1459
2010	0	0	0	0	0	0	0	113	1572	0	0	0	0	0	113	1572
2011	0	0	0	0	0	0	0	60	1632	0	0	0	0	0	60	1632
2012	0	0	0	0	0	0	0	13	1645	0	22	0	0	0	-9	1623
2013	0	0	0	0	0	0	0	3	1648	0	6	0	0	0	-3	1620
Totl	0	1415	354	0	0	0	1769	1648		0	28	0	0	0	1620	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	981	882	749	632	562	409	284
Cash Flow	969	871	740	625	556	405	281

Using constant Sept 30/03 prices

Table: C-3E

Probable

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Reserves

	LtMed Oil	Heavy Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur	Equiv Oil
	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt	Mboe
Gross	2515.6	0.0	916	13768	0.2	571.8	62.0	472.0	1106.0	0.0	6069
Co Int	760.4	0.0	187	1110	0.1	35.4	8.3	27.9	71.8	0.0	1048
Co Net	679.1	0.0	127	855	0.1	24.8	5.8	16.2	46.9	0.0	890

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow	Income Taxes	After Tax Cash Flow
%	M$	M$	M$	M$	M$	M$	M$	M$
0.0	874	20424	13	13	0	20424	7071	13353
10.0	764	10421	11	-130	0	10562	3774	6787
12.0	747	9393	11	-130	0	9534	3429	6104
15.0	724	8138	10	-126	0	8274	3005	5268
18.0	702	7138	10	-119	0	7267	2666	4601
20.0	689	6579	9	-114	0	6703	2475	4228
25.0	659	5459	9	-101	0	5569	2090	3479
30.0	633	4623	8	-89	0	4720	1800	2920

Reserve Life = 43.3 yrs Reserve Half Life = 7.2 yrs BOE Reserve Index = 45.8

Profitabilty Indices

	Before Tax	After Tax		Before Tax	After Tax
Payout (yrs)	1.08	1.33	NPV @10%/BOE($)	10.08	6.48
Return On Investment @10%	13.82	8.88	NPV @15%/BOE($)	7.89	5.03
Return On Investment @15%	11.44	7.28	NPV @10%/BOE/D(M$)	168.40	108.22
Investment Return Rate(%)	>100	>100	NPV @15%/BOE/D(M$)	131.92	84.00

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Oct 01, 2003)

Year	Oil Comp Int	Gas Comp Int	BOE Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow	Income Tax	ATax Cash Flow
	bbl/d	Mcf/d	boe/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	9	29	16	31	15	9	14	0	5	0	0	0	36	15	20
2004	63	169	101	850	351	175	364	8	138	0	703	14	179	288	-109
2005	136	345	216	1854	738	341	767	13	316	0	27	37	1846	678	1168
2006	146	346	226	1992	743	328	748	13	416	0	53	11	1843	642	1201
2007	142	305	212	1940	661	283	638	14	369	63	4	-20	1777	568	1209
2008	140	304	209	1910	666	270	534	13	381	63	-30	181	2065	665	1400
2009	163	353	244	2237	788	360	511	22	833	127	22	41	1910	634	1276
2010	153	302	222	2093	677	309	411	18	861	127	71	32	1624	551	1072
2011	141	256	200	1936	576	262	331	14	872	127	8	10	1432	470	962
2012	120	192	163	1643	428	194	248	9	722	127	8	-51	1101	362	739
2013	109	195	152	1492	438	184	224	5	694	127	8	-34	1022	338	684
2014	104	137	132	1421	299	70	149	5	750	0	0	64	949	313	636
2015	101	133	129	1382	298	66	140	5	829	0	0	98	869	288	581
2016	93	109	116	1267	243	55	120	4	822	0	0	-41	578	191	387
2017	72	73	87	987	165	34	79	2	643	0	0	-54	408	135	273
2018	58	55	69	792	124	22	61	2	516	0	0	-70	290	96	194
2019	43	26	48	583	57	9	39	2	317	0	0	-96	195	64	130
2020	38	14	40	513	28	4	29	1	244	0	0	-29	242	80	161
2021	30	13	33	411	26	4	25	0	185	0	0	-12	219	73	146
2022	27	12	29	370	25	4	22	0	167	0	0	-9	200	67	133
Subt				25704	7344	2982	5452	149	10082	762	874	72	18784	6521	12263
25 Yr				2751	419	54	166	0	1346	0	0	-72	1641	550	1090
Totl				28455	7763	3036	5617	149	11428	762	874	0	20424	7071	13353
Discounted @10.0%				13551	4277	1821	3437	87	4548	391	764	141	10562	3774	6787
Cash @12.0%				12108	3898	1674	3178	80	3935	346	747	141	9534	3429	6104
Streams @15.0%				10380	3426	1487	2850	70	3222	290	724	136	8274	3005	5268

Using constant Sept 30/03 prices

Sproule

Table: C-3E

Probable

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Oct 01, 2003)

	Light/Medium Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	0.0	35	3.2	0.9	0.6	37.65	1	0	0	5.73	0.0	375	34	2	2	6.18
2004	2.0	287	72.4	22.9	17.2	37.61	24	8	6	5.62	1.0	2376	867	53	38	6.21
2005	4.0	396	144.4	49.6	37.8	37.59	47	16	11	5.56	5.0	5027	1835	110	76	6.25
2006	8.0	446	162.7	53.3	42.1	37.60	56	18	12	5.66	5.0	4663	1702	108	74	6.24
2007	7.0	452	164.9	51.8	42.2	37.60	52	9	6	5.80	5.0	4122	1505	102	72	6.24
2008	9.0	451	164.6	51.0	43.3	37.59	56	10	6	5.86	6.0	3865	1411	101	75	6.26
2009	19.0	488	178.3	59.5	52.9	37.67	64	11	8	5.85	22.0	4687	1711	117	91	6.29
2010	26.0	476	173.6	55.8	50.5	37.64	54	9	6	5.92	21.0	3845	1403	101	80	6.29
2011	28.0	441	161.1	51.6	47.4	37.60	47	8	5	5.98	21.0	3126	1141	86	69	6.29
2012	27.0	390	141.7	43.9	40.6	37.51	46	8	5	5.98	11.0	1920	701	62	50	6.28
2013	21.0	352	128.6	39.9	37.2	37.45	44	8	5	5.98	12.0	1749	638	63	52	6.29
2014	23.0	332	121.2	38.1	35.7	37.40	50	15	10	5.72	6.0	302	110	35	31	6.25
2015	27.0	305	111.4	37.0	35.0	37.38	59	20	13	5.94	5.0	223	82	29	25	6.32
2016	27.0	280	102.1	33.9	32.3	37.37	56	19	13	5.96	4.0	170	62	21	19	6.19
2017	29.0	252	91.9	26.4	25.3	37.42	42	9	6	6.41	3.0	155	57	18	15	6.07
2018	28.0	229	83.6	21.2	20.3	37.40	38	8	5	6.40	3.0	114	42	12	10	6.03
2019	25.0	193	70.6	15.6	14.9	37.42	26	4	2	6.11	1.0	87	32	6	5	5.77
2020	31.0	193	70.5	13.7	13.1	37.43	24	1	1	3.94	0.0	61	22	4	3	5.77
2021	23.0	145	53.0	11.0	10.5	37.48	21	1	0	3.68	0.0	59	22	4	3	5.77
2022	21.0	127	46.2	9.9	9.5	37.55	18	1	0	3.36	0.0	58	21	4	3	5.77
Subt			2246.0	687.0	608.3		826	182	123				13397	1040	793	
25 Yr			269.6	73.4	70.9		90	5	3				371	70	61	
Totl			2515.6	760.4	679.1		916	187	127				13768	1110	855	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Oct 01, 2003)

	Ethane				Propane				Butane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2003	0.0	0.0	0.0	15.61	1.4	0.1	0.1	30.84	0.1	0.0	0.0	32.14	1.1	0.1	0.0	36.75
2004	0.0	0.0	0.0	15.61	36.6	2.0	1.4	30.86	1.2	0.3	0.2	32.18	30.4	1.7	0.9	36.73
2005	0.0	0.0	0.0	15.62	80.1	4.4	3.0	30.87	2.4	0.5	0.3	32.20	66.6	3.6	2.0	36.72
2006	0.0	0.0	0.0	15.62	73.5	4.1	2.9	30.87	3.2	0.6	0.4	32.22	61.1	3.4	1.9	36.72
2007	0.0	0.0	0.0	15.63	64.3	3.6	2.5	30.89	3.4	0.5	0.3	32.28	53.4	2.9	1.6	36.68
2008	0.0	0.0	0.0	15.63	60.1	3.4	2.4	30.89	3.8	0.6	0.4	32.29	49.9	2.7	1.6	36.68
2009	0.0	0.0	0.0	15.64	75.1	4.1	2.9	30.90	4.1	0.6	0.4	32.30	62.4	3.4	1.9	36.69
2010	0.0	0.0	0.0	15.64	61.2	3.4	2.4	30.92	3.8	0.6	0.4	32.35	51.2	2.9	1.6	36.70
2011	0.0	0.0	0.0	0.00	49.6	2.8	2.0	30.93	3.6	0.5	0.4	32.40	41.5	2.4	1.4	36.70
2012	0.0	0.0	0.0	0.00	29.0	1.8	1.3	30.94	3.5	0.5	0.3	32.44	24.4	1.5	0.9	36.67
2013	0.0	0.0	0.0	0.00	26.4	1.9	1.3	30.85	3.3	0.5	0.3	32.38	22.1	1.5	0.9	36.55
2014	0.0	0.0	0.0	0.00	1.8	0.6	0.4	31.41	3.5	0.8	0.5	34.50	1.5	0.4	0.3	36.22
2015	0.0	0.0	0.0	0.00	1.5	0.5	0.4	31.34	3.8	0.9	0.7	34.25	1.4	0.4	0.3	36.24
2016	0.0	0.0	0.0	0.00	1.1	0.4	0.3	31.57	3.4	0.8	0.6	34.37	1.2	0.3	0.2	36.36
2017	0.0	0.0	0.0	0.00	1.0	0.4	0.3	30.16	2.6	0.3	0.2	31.90	1.0	0.3	0.2	36.43
2018	0.0	0.0	0.0	0.00	0.6	0.2	0.2	30.22	2.4	0.3	0.2	31.94	0.3	0.1	0.1	35.99
2019	0.0	0.0	0.0	0.00	0.4	0.1	0.1	30.73	1.8	0.1	0.1	32.17	0.2	0.0	0.0	37.50
2020	0.0	0.0	0.0	0.00	0.4	0.1	0.1	30.87	1.9	0.0	0.0	32.31	0.1	0.0	0.0	37.50
2021	0.0	0.0	0.0	0.00	0.4	0.1	0.1	30.78	1.7	0.0	0.0	32.20	0.1	0.0	0.0	37.50
2022	0.0	0.0	0.0	0.00	0.4	0.1	0.1	30.71	1.5	0.0	0.0	32.11	0.1	0.0	0.0	37.50
Subt	0.2	0.1	0.1		564.9	34.1	23.9		55.0	8.3	5.8		470.1	27.6	16.0	
25 Yr	0.0	0.0	0.0		6.9	1.3	0.9		7.0	0.0	0.0		1.9	0.4	0.2	
Totl	0.2	0.1	0.1		571.8	35.4	24.8		62.0	8.3	5.8		472.0	27.9	16.2	

Using constant Sept 30/03 prices

Table: C-3E

Probable

FORTE OIL CORPORATION
Constant - Cons
Prodn Start Oct 01, 2003

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	31	15	5	0	3	1	14	0	0	0	0	0	5	0	0	36
2004	850	351	131	0	35	9	370	0	5	0	4	0	138	0	0	868
2005	1854	738	282	0	48	11	781	0	9	0	10	0	316	0	0	1837
2006	1992	743	270	0	45	13	762	0	10	0	11	0	416	0	0	1885
2007	1940	661	231	0	38	14	649	0	11	0	9	0	369	63	0	1801
2008	1910	666	223	0	32	15	545	0	11	0	8	0	381	63	0	1854
2009	2237	788	272	0	23	64	522	0	20	0	9	0	833	127	0	1892
2010	2093	677	230	0	20	59	419	0	16	0	7	0	861	127	0	1663
2011	1936	576	192	0	15	55	338	0	13	0	6	0	872	127	0	1429
2012	1643	428	129	0	15	51	254	0	8	0	5	0	722	127	0	1160
2013	1492	438	126	0	11	47	229	0	4	0	5	0	694	127	0	1064
2014	1421	299	62	0	8	0	152	0	5	0	3	0	750	0	0	885
2015	1382	298	63	0	3	0	145	0	4	0	5	0	829	0	0	771
2016	1267	243	53	0	1	0	124	0	4	0	4	0	822	0	0	619
2017	987	165	33	0	1	0	82	0	2	0	3	0	643	0	0	462
2018	792	124	21	0	1	0	63	0	2	0	3	0	516	0	0	360
2019	583	57	8	0	1	0	41	0	2	0	1	0	317	0	0	291
2020	513	28	3	0	1	0	30	0	1	0	1	0	244	0	0	270
2021	411	26	3	0	1	0	25	0	0	0	1	0	185	0	0	231
2022	370	25	3	0	1	0	22	0	0	0	0	0	167	0	0	209
Subt	25704	7344	2341	0	301	339	5569	0	127	0	95	0	10082	762	0	19585
25 Yr	2751	419	54	0	0	0	170	0	0	0	5	0	1346	0	0	1713
Totl	28455	7763	2396	0	301	339	5739	0	127	0	100	0	11428	762	0	21298

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Oct 01, 2003)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	36	36	0	0	0	0	0	36	36
2004	0	563	140	0	0	0	703	165	201	3	-11	0	0	0	179	215
2005	0	3	12	0	12	0	27	1810	2010	5	-32	0	0	0	1846	2061
2006	0	53	0	0	0	0	53	1833	3843	5	-6	0	0	0	1843	3905
2007	0	4	0	0	0	0	4	1797	5640	0	20	0	0	0	1777	5682
2008	0	-30	0	0	0	0	-30	1884	7524	0	-181	0	0	0	2065	7747
2009	0	22	0	0	0	0	22	1870	9393	0	-41	0	0	0	1910	9657
2010	0	71	0	0	0	0	71	1592	10985	0	-32	0	0	0	1624	11280
2011	0	8	0	0	0	0	8	1421	12406	0	-10	0	0	0	1432	12712
2012	0	8	0	0	0	0	8	1152	13558	0	51	0	0	0	1101	13813
2013	0	8	0	0	0	0	8	1056	14614	0	34	0	0	0	1022	14835
2014	0	0	0	0	0	0	0	885	15499	0	-64	0	0	0	949	15784
2015	0	0	0	0	0	0	0	771	16270	0	-98	0	0	0	869	16652
2016	0	0	0	0	0	0	0	619	16889	0	41	0	0	0	578	17230
2017	0	0	0	0	0	0	0	462	17351	0	54	0	0	0	408	17638
2018	0	0	0	0	0	0	0	360	17711	0	70	0	0	0	290	17929
2019	0	0	0	0	0	0	0	291	18001	0	96	0	0	0	195	18124
2020	0	0	0	0	0	0	0	270	18272	0	29	0	0	0	242	18365
2021	0	0	0	0	0	0	0	231	18503	0	12	0	0	0	219	18584
2022	0	0	0	0	0	0	0	209	18712	0	9	0	0	0	200	18784
Subt	0	709	152	0	12	0	874	18712		13	-59	0	0	0	18784	
25 Yr	0	0	0	0	0	0	0	1713		0	72	0	0	0	1641	
Totl	0	709	152	0	12	0	874	20424		13	13	0	0	0	20424	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	10421	9393	8138	7138	6579	5459	4623
Cash Flow	10562	9534	8274	7267	6703	5569	4720

Using constant Sept 30/03 prices

Sproule

FORM 45-102F2

Certificate under Subsection 2.7(2) of
Multilateral Instrument 45-102 Resale of Securities

Forte Resources Inc. ("Forte") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 25, 2004 of 3,200,000 common shares of Forte, Forte was a qualifying issuer, except for the requirement to have a "current AIF", within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta this 25th day of March, 2004.

FORTE RESOURCES INC.

Per: (signed) *"Douglas N. Baker"*
Douglas N. Baker
President and Chief Financial Officer

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

1. Name and Address of Eligible Institutional Investor:

   Wellington Management Company, LLP
   Attn: Legal Services Department
   75 State Street
   Boston, MA 02109 USA

2. Description and number or principal amount of securities held and the security holding percentage of the eligible institutional investor at the end of the month for which the report is made:

   Wellington Management Company, LLP ("Wellington Management") acquired control over 4,108,823 common shares of Forte Resources Inc. (the "Reporting Issuer"). Thus, Wellington Management can be said to control 4,108,823 shares of common stock of the Reporting Issuer, representing 19.03% of the shares outstanding of the common stock of the company. Wellington Management, in its capacity as investment adviser, purchased these securities on behalf of its investment advisory clients.

3. Designation and number or principal amount of securities held and security holding percentage of the outstanding securities referred to in which the eligible institutional investor alone or jointly has:

   (i) ownership and control

   (ii) ownership but not control

   (iii) control but not ownership

   Wellington Management has dispositive power over 4,108,823 shares of common stock, representing 19.03% of the shares outstanding of the common stock of the Reporting Issuer.

4. The purpose of the eligible institutional investor acquiring or disposing of ownership or control of the securities:

   Wellington Management Company, LLP ("Wellington Management") is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended. Wellington Management, in its capacity as investment adviser, exercises discretionary authority over securities owned of record by investment advisory clients subject to general investment policies, guidelines, objectives and legal requirements of such clients.

5. The general nature and material terms of any agreements with respect to the securities of the reporting issuer entered into by the eligible institutional investor:

   None

6. The name of any joint actors:

   None

7. Any change in any material fact previously disclosed:

   None

8. Eligibility:

   I certify that Wellington Management Company, LLP is an eligible institutional investor eligible to file reports under Part 4 of Proposed National Instrument 62-103.

____
Signature

Julie A. Jenkins
Vice President & Counsel
Name and Title

617.790.7745
Telephone

Wellington Management Company, LLP
Eligible Institutional Investor

Report for the period ending March 31, 2004

FOR IMMEDIATE RELEASE



FORTE RESOURCES INC. AND

OILTEC RESOURCES LTD. ANNOUNCE ARRANGEMENT

Calgary, May 3, 2004 – Forte Resources Inc. ("Forte") and Oiltec Resources Ltd. ("Oiltec") are pleased to announce that they have entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which Forte will acquire all of the issued and outstanding shares of Oiltec, subject to certain conditions, including regulatory approvals. The transaction will be completed by way of a Plan of Arrangement (the "Arrangement") and has the unanimous support of the Board of Directors of both Forte and Oiltec.

Pursuant to the Arrangement, securityholders of Oiltec will receive for each Oiltec common share owned, at their election (and subject to pro-ration):

(a) 0.45 of a Forte common share; or

(b) $1.40 in cash; or a combination thereof,

subject to a maximum of 11.463 million Forte common shares being issued and a maximum of $11.864 million in cash available for election. The total consideration paid by Forte for Oiltec is approximately $60.0 million, comprised of $15.0 million of assumed net debt and the balance by the issue of Forte common shares and cash.

An information circular that will detail the Arrangement is anticipated to be mailed to securityholders of Oiltec in late May with a meeting to be held in late June.

The Arrangement will require the approval of 66 2/3% of the votes cast by the Oiltec shareholders voting at the securityholder meeting, as well as the approval of the Court of Queen's Bench of Alberta and other regulatory agencies. Oiltec management and directors, representing approximately 12% of the outstanding Oiltec common shares, have executed agreements pursuant to which they have indicated they intend to vote in favour of the Arrangement. In addition, the Board of Directors of Oiltec agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Oiltec, and under defined circumstances Oiltec has agreed to pay Forte a non-completion fee of $1.8 million. Forte has also agreed to pay Oiltec a non-completion fee of $900,000 in defined circumstances.

Upon completion of the arrangement, one mutually agreeable representative of Oiltec will be appointed to the Board of Directors of Forte.

Oiltec's Directors and Management Recommend the Arrangement

In February 2004, Oiltec formed a special committee of its Board of Directors and retained Peters & Co. Limited as its exclusive financial advisor to assist in its review of various alternatives to enhance shareholder value. After receiving and evaluating various transaction proposals the Board of Directors of Oiltec has unanimously determined that the Arrangement is in the best interests of Oiltec and the Oiltec securityholders and unanimously recommends that shareholders accept and vote in favour of the proposed Arrangement. The Board of Oiltec believes the proposed combination creates a strong company by combining two attractive asset bases with an experienced management team. The terms of the transaction allows the Oiltec shareholders who wish to take equity the ability to benefit from the future growth of the proforma entity. Alternatively, the shareholders who so desire have been given the option to receive cash.

Peters & Co. Limited has advised the Board of Directors of Oiltec that it will be in a position, subject to review of the final form of the documents affecting the Arrangement, to provide an opinion that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to Oiltec shareholders.

Forte Resources Pro Forma

Forte is a Canadian company engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas. Forte is managed by Thomas J. MacKay as Chairman and Chief Executive Officer, Douglas N. Baker as President and Chief Financial Officer and R. Bruce Hammond as Senior Vice President and Chief Operating Officer. Forte has a current production level of approximately 2,150 boe/d of light oil and natural gas production located in the province of Alberta. Forte has an active exploration and development program scheduled for the remainder of 2004. This program includes six high impact gas exploration prospects in its core Peace River Arch exploration area.

Oiltec's assets located in Northeast British Columbia, Central and Southern Alberta and Southeast Saskatchewan comprise a diversified mix of exploitation and exploration opportunities, which complement Forte's existing assets. The Laprise prospect in NE British Columbia and the Redwater prospect in central Alberta provide considerable additional drilling opportunities for the remainder of 2004 and 2005. At Laprise, Forte anticipates drilling 5 to 8 exploration and development wells primarily targeting natural gas in the Baldonnel formation. At Redwater, Forte anticipates drilling 6 to 10 wells targeting oil in the Ellerslie and Basal Quartz formations.

Following the Arrangement, Forte estimates that it will have, on a combined basis:

- 34.5 million basic (36.8 fully diluted) shares;
- net debt of approximately $35.0 million;
- production of approximately 4,000 boe/d (70% oil);
- combined proved reserves of 6.4 Mmboe and proved plus probable reserves of 8.6 Mmboe;
- 140,000 net acres of undeveloped land; and
- approximately $95.0 million in tax pools.

Forte has assigned a value of $6.5 million to the undeveloped land of Oiltec based upon an independent evaluation. Forte is acquiring proven reserves of 3.4 Mmboe and proven plus probable reserves of 4.3 Mmboe for an acquisition cost, calculated after deducting the value of land, of $12.32 per boe of proven plus probable reserves.

Oiltec production net of properties sold averaged 1,430 boe/d for the first quarter of 2004 indicating an acquisition cost of $37,400 per producing boe. In addition Oiltec has approximately 350 boe/d behind pipe, which is currently expected to come on stream upon completion of the Redwater battery facility during the month of May, 2004. The acquisition cost per daily producing boe upon closing is expected to be $30,500.

With production post closing of approximately 4,000 boe/d Forte is an emerging junior growth company with several important attributes:

- a solid, diversified production base;
- numerous exploitation and development drilling locations with a significant land base; and
- a portfolio of high impact, seismically defined drilling opportunities including Webster, Sukunka, Laprise and Sojer.

FirstEnergy Capital Corp. acted as financial advisor to Forte in this transaction.

Cautionary Statements

Disclosure provided herein in respect of boe units may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain information set forth in this document, including management's assessment of Oiltec's and Forte's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward-looking statements. Oiltec's and Forte's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Oiltec and Forte will derive therefrom. Oiltec and Forte each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forte Resources Inc. (FRZ) and Oiltec Resources Ltd. (OLT) are both public trading companies that are listed on the TSX.

FOR FURTHER INFORMATION, PLEASE CONTACT:

T.J. (Tom) MacKay
Chairman and CEO
Forte Resources Inc.
Tel: (403) 237-5163

Doug Baker
President and CFO
Forte Resources Inc
Tel: (403) 237-5163

Richard A. Schuster
President and CEO
Oiltec Resources Ltd.
Tel: (403) 266-2988 Ext 222

MATERIAL CHANGE REPORT



1. **Name and Address of Reporting Issuer:**

   Forte Resources Inc. ("Forte")
   2450, 500-4th Avenue S.W.
   Calgary, Alberta T2P 2V6

2. **Date of Material Change:**

   May 2, 2004

3. **News Release**

   A press release disclosing the details outlined in this Material Change Report was issued by Forte on May 3, 2004 and disseminated through the facilities of CCNMatthews and would have been received by the securities commissions where Forte is a "reporting issuer" and the stock exchanges on which the securities of Forte are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

   On May 3, 2004, Forte and Oiltec Resources Ltd. ("Oiltec") announced that they have entered into an arrangement agreement pursuant to which Forte will acquire all of the issued and outstanding shares of Oiltec, subject to certain conditions, including regulatory approvals, by way of a plan of arrangement. The total consideration paid by Forte for Oiltec is approximately $60 million, comprised of $15 million of assumed debt and the balance by the issue of Forte common shares and cash.

5. **Full Description of Material Change:**

   On May 3, 2004, Forte and Oiltec announced that they have entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which Forte will acquire all of the issued and outstanding shares of Oiltec, subject to certain conditions, including regulatory approvals. The transaction will be completed by way of a Plan of Arrangement (the "Arrangement") and has the unanimous support of the Board of Directors of both Forte and Oiltec.

   Pursuant to the Arrangement, securityholders of Oiltec will receive for each Oiltec common share owned, at their election (and subject to pro-ration):

   (a) 0.45 of a Forte common share; or

   (b) $1.40 in cash; or a combination thereof,

   subject to a maximum of 11.463 million Forte common shares being issued and a maximum of $11.864 million in cash available for election. The total consideration paid by Forte for Oiltec is approximately $60.0 million, comprised of $15.0 million of assumed net debt and the balance by the issue of Forte common shares and cash.

   An information circular that will detail the Arrangement is anticipated to be mailed to securityholders of Oiltec in late May with a meeting to be held in late June.

The Arrangement will require the approval of 66 2/3% of the votes cast by the Oiltec shareholders voting at the securityholder meeting, as well as the approval of the Court of Queen's Bench of Alberta and other regulatory agencies. Oiltec management and directors, representing approximately 12% of the outstanding Oiltec common shares, have executed agreements pursuant to which they have indicated they intend to vote in favour of the Arrangement. In addition, the Board of Directors of Oiltec agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Oiltec, and under defined circumstances Oiltec has agreed to pay Forte a non-completion fee of $1.8 million. Forte has also agreed to pay Oiltec a non-completion fee of $900,000 in defined circumstances.

Upon completion of the arrangement, one mutually agreeable representative of Oiltec will be appointed to the Board of Directors of Forte.

Oiltec's Directors and Management Recommend the Arrangement

In February 2004, Oiltec formed a special committee of its Board of Directors and retained Peters & Co. Limited as its exclusive financial advisor to assist in its review of various alternatives to enhance shareholder value. After receiving and evaluating various transaction proposals the Board of Directors of Oiltec has unanimously determined that the Arrangement is in the best interests of Oiltec and the Oiltec securityholders and unanimously recommends that shareholders accept and vote in favour of the proposed Arrangement. The Board of Oiltec believes the proposed combination creates a strong company by combining two attractive asset bases with an experienced management team. The terms of the transaction allows the Oiltec shareholders who wish to take equity the ability to benefit from the future growth of the proforma entity. Alternatively, the shareholders who so desire have been given the option to receive cash.

Peters & Co. Limited has advised the Board of Directors of Oiltec that it will be in a position, subject to review of the final form of the documents affecting the Arrangement, to provide an opinion that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to Oiltec shareholders.

Forte Resources Pro Forma

Forte is a Canadian company engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas. Forte is managed by Thomas J. MacKay as Chairman and Chief Executive Officer, Douglas N. Baker as President and Chief Financial Officer and R. Bruce Hammond as Senior Vice President and Chief Operating Officer. Forte has a current production level of approximately 2,150 boe/d of light oil and natural gas production located in the province of Alberta. Forte has an active exploration and development program scheduled for the remainder of 2004. This program includes six high impact gas exploration prospects in its core Peace River Arch exploration area.

Oiltec's assets located in Northeast British Columbia, Central and Southern Alberta and Southeast Saskatchewan comprise a diversified mix of exploitation and exploration opportunities, which complement Forte's existing assets. The Laprise prospect in NE British Columbia and the Redwater prospect in central Alberta provide considerable additional drilling opportunities for the remainder of 2004 and 2005. At Laprise, Forte anticipates drilling 5 to 8 exploration and development wells primarily targeting natural gas in the Baldonnel formation. At Redwater, Forte anticipates drilling 6 to 10 wells targeting oil in the Ellerslie and Basal Quartz formations.

Following the Arrangement, Forte estimates that it will have, on a combined basis:

- 34.5 million basic (36.8 fully diluted) shares;
- net debt of approximately $35.0 million;
- production of approximately 4,000 boe/d (70% oil);
- combined proved reserves of 6.4 Mmboe and proved plus probable reserves of 8.6 Mmboe;
- 140,000 net acres of undeveloped land; and
- approximately $95.0 million in tax pools.

Forte has assigned a value of $6.5 million to the undeveloped land of Oiltec based upon an independent evaluation. Forte is acquiring proven reserves of 3.4 Mmboe and proven plus probable reserves of 4.3 Mmboe for an acquisition cost, calculated after deducting the value of land, of $12.32 per boe of proven plus probable reserves.

Oiltec production net of properties sold averaged 1,430 boe/d for the first quarter of 2004 indicating an acquisition cost of $37,400 per producing boe. In addition Oiltec has approximately 350 boe/d behind pipe, which is currently expected to come on stream upon completion of the Redwater battery facility during the month of May, 2004. The acquisition cost per daily producing boe upon closing is expected to be $30,500.

With production post closing of approximately 4,000 boe/d Forte is an emerging junior growth company with several important attributes:

- a solid, diversified production base;
- numerous exploitation and development drilling locations with a significant land base; and
- a portfolio of high impact, seismically defined drilling opportunities including Webster, Sukunka, Laprise and Sojer.

FirstEnergy Capital Corp. acted as financial advisor to Forte in this transaction.

Forte's common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "FRZ". Oiltec's common shares are also listed and posted for trading on the TSX under the symbol "OLT".

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Forte who is knowledgeable of the material change and this report is:

Douglas N. Baker, President and Chief Financial Officer
Telephone: (403) 237-5163
Facsimile: (403) 237-5256

DATED at the City of Calgary, in the Province of Alberta this 12th day of May, 2004.

FORTE RESOURCES INC.

Per: (signed) *"Douglas N. Baker"*
Douglas N. Baker
President and Chief Financial Officer

MANAGEMENT DISCUSSION AND ANALYSIS



The following discussion and analysis was prepared on May 10, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic fee to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results on an absolute and per boe basis for the three months ended March 31, 2004 and 2003 are provided below:

Revenue	3/31/2004 $000's	3/31/2004 $ boe	3/31/2003 $000's	3/31/2003 $ boe	Difference $000's	Difference $ boe
Oil and liquids	4,237	34.95	3,665	42.51	572	(7.56)
Natural gas	1,339	40.06	297	51.03	1,042	(10.97)
	5,576	36.07	3,962	43.03	1,614	(6.96)
Royalties	1,060	6.85	825	8.96	235	2.11
Operating	1,691	10.94	1,132	12.29	559	1.35
General & administrative	287	1.86	151	1.64	136	(0.22)
Interest	187	1.21	29	0.32	158	(0.89)
	2,351	15.21	1,825	19.82	526	(4.61)
Depletion, depreciation and site restoration	2,230	14.42	1,094	11.88	1136	(2.54)
Income taxes	89	0.58	345	3.75	(256)	3.17
Net income	32	(0.21)	386	4.19	(354)	3.98

Revenue increased by 41% in the first quarter of 2004 compared with the same period of 2003. Increased production which was 66% higher than 2003, offset a decrease in the average price for oil and liquids and natural gas of 18% and 19% respectively. Commodity prices were influenced by the strength in the Canadian dollar in 2004. Oil revenue was also reduced by the impact of hedging losses of $794,201 ($6.56 per bbl) in 2004 and $624,624 ($7.24 per bbl) in 2003. The following table shows the change in components of revenue:

Revenue ($ Thousands)	Oil and Natural Liquids	Gas	Total
Three months ended March 31, 2003	3,665	297	3,962
Effect of change in prices	(652)	(64)	(716)
Effect of change in production	1,224	1,106	2,330
Three months ended March 31, 2004	4,237	1,339	5,576

Production increased by 676 boe/d or 66%. Acquisitions accounted for approximately 550 boe/d of this increase. Drilling, workovers and exploitation activities accounted for the remainder of the increase as well as offsetting natural production declines. The following table shows the production for each product:

Production	Three months ended March 2004	2003
Crude oil (bbls/d)	1,210	944
Liquids (bbls/d)	122	14
	1,332	958
Natural gas (mcf/d)	2,204	388
BOE (boe/d)	1,699	1,023

Royalties increased by $234,000 as a result of the increased revenue. Royalty rates averaged 19% of revenue in 2004 compared with 21% in 2003.

Operating Costs decreased by $1.35 per boe to $10.94 per boe from the same 2003 period due primarily to lower water handling costs. Overall, Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's target average operating costs for the first quarter was $9.34 per boe. During the first quarter of 2004, Forte completed three projects which are expected to reduce operating costs further.

- installation of a remote monitoring system for the Panny area
- electrification of wells in the Trout area
- re-negotiation of water handling fees in the House Creek area

General and administrative expenses increased in both an absolute and per boe basis. Gross expenditures increased by $146,000. Managing the higher production levels required additional staff, which resulted in adding additional office premises, increased salaries and higher consulting fees. Recoveries from partners decreased by $41,000 as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the exploration effort and are therefore capitalized as part of the cost of oil and gas property and deducted from the expense. General and administrative costs increased by 13% on a boe basis from $1.64 per boe in 2003 to $1.86 in 2004. Reporting and administrative costs associated with the Company becoming a public entity contributed to this increase in cost per boe.

General and Administrative	Three months ended March	
($ Thousand)	2004	2003
Gross expenditures	559	413
Recoveries from partners	(88)	(119)
	471	294
Capitalized portion	(184)	(143)
	287	151

Interest expense, including bank charges, increased by $158,000 in the first quarter of 2004 primarily due to higher loan balances and loan fees attributed to new credit facilities.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The rate per boe of $14.42 was $2.54 per boe higher than the first quarter of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes was $89,000 for the quarter. The tax provision varies from an expected tax provision of $50,000 as a result of hedging losses which are not deductible in calculating the resource allowance for income tax purposes and thus increase the effective rate of income tax.

Capital expenditures are indicated below:

Capital Expenditures	Three months ended March, 31	
($ Thousands)	2004	2003
Acquisitions	10,042	10
Exploration, land and seismic	340	560
Drilling, completion and workovers	253	2,235
Equipping	527	1,170
Other	18	40
	11,180	4,015

Liquidity – Forte has a $16.5 million revolving line of credit reducing to $14.5 million by October 1, 2004 of which $8.3 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. The proceeds from this financing were used to reduce the bank loan. The un-drawn credit line and ongoing cash flow from operations is sufficient to fund the Company's capital expenditure budget. Working capital excluding debt is $159,000. At March 31, 2004 there were 21,594,749 common shares outstanding. In addition, in April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $4.0 million at March 31, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	As reported	Change	As Restated
Capital assets	32,1111,9	32	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

The Company has forward sale contracts representing 600 barrels per day of production with a fixed price of $25.25 US expiring June 30, 2004 and 300 barrels per day at $35.72 Cdn for the period from July 1, 2004 to September 30, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for the Company's oil production. The contracts, which settle monthly qualify for hedge accounting and any gains or losses are included in oil revenue.

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($ Thousands)	2004	2005	2006	2007	2008	Thereafter	Total
	187	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions.

Selected Quarterly Information (1)

($ Thousands, except per share)	2004 Q1	Q4	2003 Q3	Q2	Q1	Q4	2002 Q3	Q2
Revenue, net of royalties	4,516	4,503	4,389	3,271	3,137	2,040	857	613
Cash flow from								
Operations	2,354	1,908	2,364	1,574	1,825	1,198	547	184
Per share - basic	0.15	0.12	0.15	0.10	0.11	0.08	0.04	0.01
Per share - diluted	0.12	0.10	0.12	0.08	0.09	0.07	0.03	0.01
Net earnings	32	124	(452)	173	386	334	89	78
Per share - basic	0.00	0.01	(0.03)	0.01	0.02	0.02	0.01	0.00
Per share - diluted	0.00	0.01	(0.03)	0.01	0.02	0.02	0.00	0.00
Total assets	50,199	37,688	35,603	36,507	24,801	21,263	17,886	16,197
Bank debt	8,324	11,077	11,149	13,927	351	823	-	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	2002	2001
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,263	13,235
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) *Full cost accounting*

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 percent evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downwards revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at March 31, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on engineering estimates using current costs and technology in accordance with existing legislation and industry practice. The

estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) *Stock-based compensation*

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. A weakening of the Canadian dollar over the past months adds further to the prices realized by Canadian producers. Analysts, economists and experts of geo-political forces seem to be unanimous that conditions should continue to remain favorable for product prices for the near term.

Forte has hedges in place for 600 boe/d of its production at approximately $26.00 U.S. However, these hedges will expire at June 30, 2004 at which time the Company will more fully participate in the benefits of higher product prices, having only one hedge remaining for 300 boe/d at $35.00 Canadian for three months, expiring September 30, 2004.

As Forte approaches the end of the second quarter it will be well positioned to participate fully in the strong oil and gas markets. The anticipated acquisition of Oiltec Resources Ltd. will provide additional production, taking Forte's total production to approximately 4,000 boe/d. In addition, Forte intends to be very active in exploration and development drilling. Its drilling program for the remainder of 2004 and beyond will include:

- at least six impact natural gas prospects in the Peace River Arch Area of Alberta;
- five to eight wells on Oiltec lands in the Laprise Area of Northeast British Columbia;
- *six to ten wells on Oiltec lands in the Redwater Area of Alberta, and*
- several drilling locations in other areas as well as continued exploitation and production enhancement activities.

FOR IMMEDIATE RELEASE
MAY 14, 2004
FORTE RESOURCES INC. ANNOUNCES FIRST QUARTER RESULTS

Calgary, Alberta – **Forte Resources Inc.** (TSE:FRZ) ("Forte" or the "Company") releases its results for the first quarter of 2004. The first quarter was a significant turning point for the company. Effective March 9, 2004 the Company acquired the oil and gas assets of Denison Energy Inc. and through a Plan of Arrangement became a public company. The immediate effect of the Denison transaction was:

- an increase of 550 boe/d of production. Total production for Forte is currently 2,250 boe/d.
- to provide three new core areas in Southern Alberta
- an addition of 1.0 million boe of proven plus probable reserves at an attractive acquisition cost

Because the Denison transaction closed late in the quarter, the quarterly results reflect only 22 days of the Denison operations.

HIGHLIGHTS	Three months ended March 31,		
	2004	2003	% Change
FINANCIAL			
($ Thousands except per share data)			
Oil and gas sales	5,576	3,962	41
Cash flow from operations (1)	2,354	1,825	29
Per share - basic	0.15	0.11	36
Per share - diluted	0.12	0.09	33
Net income	32	386	(92)
Per share - basic	0.00	0.02	(100)
Per share - diluted	0.00	0.02	(100)
Capital expenditures	11,180	4,015	178
Net debt	8,165	2,356	246
Average shares outstanding	15,774	15,999	(1)
Shares outstanding end of period	21,595	15,999	35
OPERATIONS			
Daily production			
Oil and NGL's (bbls/d)	1,332	958	39
Natural gas (mcf/d)	2,204	388	468
Barrels of oil equivalent (boe/d)	1,699	1,023	66
Average sales prices			
Oil and NGL's ($/bbl)	34.95	42.51	(18)
Natural gas ($/mcf)	6.68	8.29	(19)

Barrels of oil equivalent are reported with a 6:1 conversion with six mcf = one barrel
(1) See Non – GAAP measurements

Cash flow from operations grew by 29% in the first quarter to $2,354,000 ($0.15 per share) primarily due to a 66% increase in production compared to the first quarter of 2003 without taking into account the full impact of the Denison acquisition. Production averaged 1,699 boe/d compared to 1,023 boe/d in the first quarter of 2003. Current production, which includes the full impact of the Denison acquisition, is 2,250 boe/d. Oil and gas revenue increased by 41% to $5.6 million. Lower product prices partially offset the impact of increased production on revenues. Forte's natural gas price declined 19% to $6.68 per mcf and the average oil and liquids price was down 18% to $34.95 compared to the first quarter of 2003. The oil price was impacted by hedging losses of $794,201 or $6.55 per barrel. The net income for the period was $32,000 compared to net income of $386,000 in 2003 and the decrease resulted primarily because of higher depletion charges. The depletion rate increased due to a 20% decrease in proven reserves resulting from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of depletion.

The Company had previously provided guidance for average production for 2004 of between 2,300 – 2,500 boe/d. Results of operations for the first quarter of 2004 were in line with the Company's expectations and in line with the guidance provided.

Capital expenditures in the quarter were $11,180,000. The major expenditure was the acquisition of the Denison properties for $10,000,000. In addition, Forte incurred over $527,000 for an electrification project in the Trout area and installation of SCADA equipment in the Panny area. These projects are expected to reduce operating costs beginning in the second quarter of 2004. Forte also drilled four wells during the quarter resulting in two producing wells (.56 net) and two abandonments (1.33 net).

Pursuant to the Denison acquisition the Company issued 3.7 million shares and assumed debt of $3.1 million. On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. The proceeds from the financing were used to reduce the Company's bank loan. At March 31, 2004 the outstanding bank loan was $8.3 million. The un-drawn line of credit plus ongoing cash flow from operations is sufficient to fund the Company's capital expenditure budget.

The second quarter will see another turning point in the growth of the Company. On May 3, 2004 Forte announced that it had reached an agreement to acquire the shares of Oiltec Resources Ltd. The acquisition will proceed as a Plan of Arrangement, which if accepted by Oiltec shareholders, will close on or about June 22, 2004. Oiltec shareholders will receive $1.40 cash for each share to a maximum of 25% of the outstanding shares and .45 of a Forte share to a maximum of 75% of the outstanding shares. The total value of the transaction is approximately $60.0 million.

The immediate impact of the Oiltec acquisition will be:

- additional production of 1,750 boe/d including production currently behind pipe but which is expected to be on stream by the closing date;
- to accomplish a major expansion and diversification of the Company's exploration program adding two new focus areas with several immediate drilling opportunities;
- to increase the undeveloped land base to 140,000 net acres; and
- to add approximately 4.3 million boe of proven and probable reserves acquired at an acquisition price of $12.32 per boe

The outlook for the remainder of 2004 and beyond changes significantly with the acquisition of Oiltec. Forte's production volumes immediately following the closing will be approximately 4,000 boe/d. In addition, Forte will have a significant inventory of drilling prospects as set forth below.

- at least six impact natural gas prospects on Forte lands in the Peace River Arch area;
- five to eight exploration and development wells in the Laprise, British Columbia area;
- six to ten wells targeting oil and gas in the Ellerslie and Basal Quartz formations at Redwater, Alberta, and
- drilling in several other areas and continued exploitation and production enhancement activities.

The impact of the Oiltec acquisition is such that the Company will need to revise its guidance for the remainder of the year and expects to release revised guidance after the Oiltec closing.

All indications including the forward strip pricing seem to indicate strong prices for the remainder of the year. The majority of the Company's hedges will expire on June 30, 2004 so in the second half of 2004 Forte should benefit to a greater extent from higher oil prices.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis was prepared on May 10, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic fee to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share *amounts are calculated using weighted average shares outstanding consistent with the calculation of* earnings per share.

Operating results

Forte's operating results on an absolute and per boe basis for the three months ended March 31, 2004 and 2003 are provided below:

Revenue	3/31/2004 $000's	$ boe	3/31/2003 $000's	$ boe	Difference $000's	$ boe
Oil and liquids	4,237	34.95	3,665	42.51	572	(7.56)
Natural gas	1,339	40.06	297	51.03	1,042	(10.97)
	5,576	36.07	3,962	43.03	1,614	(6.96)
Royalties	1,060	6.85	825	8.96	235	2.11
Operating	1,691	10.94	1,132	12.29	559	1.35
General & administrative	287	1.86	151	1.64	136	(0.22)
Interest	187	1.21	29	0.32	158	(0.89)
	2,351	15.21	1,825	19.82	526	(4.61)
Depletion, depreciation and site restoration	2,230	14.42	1,094	11.88	1136	(2.54)
Income taxes	89	0.58	345	3.75	(256)	3.17
Net income	32	(0.21)	386	4.19	(354)	3.98

Revenue increased by 41% in the first quarter of 2004 compared with the same period of 2003. Increased production which was 66% higher than 2003, offset a decrease in the average price for oil and liquids and natural gas of 18% and 19% respectively. Commodity prices were influenced by the strength in the Canadian dollar in 2004. Oil revenue was also reduced by the impact of hedging losses of $794,201 ($6.56 per bbl) in 2004 and $624,624 ($7.24 per bbl) in 2003. The following table shows the change in components of revenue:

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	Total
Three months ended March 31, 2003	3,665	297	3,962
Effect of change in prices	(652)	(64)	(716)
Effect of change in production	1,224	1,106	2,330
Three months ended March 31, 2004	4,237	1,339	5,576

Production increased by 676 boe/d or 66%. Acquisitions accounted for approximately 550 boe/d of this increase. Drilling, workovers and exploitation activities accounted for the remainder of the increase as well as offsetting natural production declines. The following table shows the production for each product:

Production	Three months ended March 2004	2003
Crude oil (bbls/d)	1,210	944
Liquids (bbls/d)	122	14
	1,332	958
Natural gas (mcf/d)	2,204	388
BOE (boe/d)	1,699	1,023

Royalties increased by $234,000 as a result of the increased revenue. Royalty rates averaged 19% of revenue in 2004 compared with 21% in 2003.

Operating Costs decreased by $1.35 per boe to $10.94 per boe from the same 2003 period due primarily to lower water handling costs. Overall, Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's target average operating costs for the first quarter was $9.34 per boe. During the first quarter of 2004, Forte completed three projects which are expected to reduce operating costs further.

- installation of a remote monitoring system for the Panny area
- electrification of wells in the Trout area
- re-negotiation of water handling fees in the House Creek area

General and administrative expenses increased in both an absolute and per boe basis. Gross expenditures increased by $146,000. Managing the higher production levels required additional staff, which resulted in adding additional office premises, increased salaries and higher consulting fees. Recoveries from partners decreased by $41,000 as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the exploration effort and are therefore capitalized as part of the cost of oil and gas property and deducted from the expense. General and administrative costs increased by 13% on a boe basis from $1.64 per boe in 2003 to $1.86 in 2004. Reporting and administrative costs associated with the Company becoming a public entity contributed to this increase in cost per boe.

General and Administrative ($ Thousand)	Three months ended March 2004	2003
Gross expenditures	559	413
Recoveries from partners	(88)	(119)
	471	294
Capitalized portion	(184)	(143)
	287	151

Interest expense, including bank charges, increased by $158,000 in the first quarter of 2004 primarily due to higher loan balances and loan fees attributed to new credit facilities.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The rate per boe of $14.42 was $2.54 per boe higher than the first quarter of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes was $89,000 for the quarter. The tax provision varies from an expected tax provision of $50,000 as a result of hedging losses which are not deductible in calculating the resource allowance for income tax purposes and thus increase the effective rate of income tax.

Capital expenditures are indicated below:

Capital Expenditures ($ Thousands)	Three months ended March, 31 2004	2003
Acquisitions	10,042	10
Exploration, land and seismic	340	560
Drilling, completion and workovers	253	2,235
Equipping	527	1,170
Other	18	40
	11,180	4,015

Liquidity – Forte has a $16.5 million revolving line of credit reducing to $14.5 million by October 1, 2004 of which $8.3 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. The proceeds from this financing were used to reduce the bank loan. The un-drawn credit line and ongoing cash flow from operations is sufficient to fund the Company's capital expenditure budget. Working capital excluding debt is $159,000. At March 31, 2004 there were 21,594,749 common shares outstanding. In addition, in April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $4.0 million at March 31, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	As reported	Change	As Restated
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304(	1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

The Company has forward sale contracts representing 600 barrels per day of production with a fixed price of $25.25 US expiring June 30, 2004 and 300 barrels per day at $35.72 Cdn for the period from Jul1, 2004 to September 30, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for the Company's oil production. The contracts, which settle monthly qualify for hedge accounting and any gains or losses are included in oil revenue.

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($ Thousands)	2004	2005	2006	2007	2008	Thereafter	Total
	187	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions.

Selected Quarterly Information (1)

($ Thousands, except per share)	2004 Q1	2003 Q4	Q3	Q2	Q1	2002 Q4	Q3	Q2
Revenue, net of royalties	4,516	4,503	4,389	3,271	3,137	2,040	857	613
Cash flow from								
Operations	2,354	1,908	2,364	1,574	1,825	1,198	547	184
Per share - basic	0.15	0.12	0.15	0.10	0.11	0.08	0.04	0.01
Per share - diluted	0.12	0.10	0.12	0.08	0.09	0.07	0.03	0.01
Net earnings	32	124	(452)	173	386	334	89	78
Per share - basic	0.00	0.01	(0.03)	0.01	0.02	0.02	0.01	0.00
Per share - diluted	0.00	0.01	(0.03)	0.01	0.02	0.02	0.00	0.00
Total assets	50,199	37,688	35,603	36,507	24,801	21,263	17,886	16,197
Bank debt	8,324	11,077	11,149	13,927	351	823	-	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	2002	2001
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,263	13,235
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 percent evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downwards revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at March 31, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on engineering estimates using current costs and technology in accordance with existing legislation and industry practice. The

estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. A weakening of the Canadian dollar over the past months adds further to the prices realized by Canadian producers. Analysts, economists and experts of geo-political forces seem to be unanimous that conditions should continue to remain favorable for product prices for the near term.

Forte has hedges in place for 600 boe/d of its production at approximately $26.00 U.S. However, these hedges will expire at June 30, 2004 at which time the Company will more fully participate in the benefits of higher product prices, having only one hedge remaining for 300 boe/d at $35.00 Canadian for three months, expiring September 30, 2004.

As Forte approaches the end of the second quarter it will be well positioned to participate fully in the strong oil and gas markets. The anticipated acquisition of Oiltec Resources Ltd. will provide additional production, taking Forte's total production to approximately 4,000 boe/d. In addition, Forte intends to be very active in exploration and development drilling. Its drilling program for the remainder of 2004 and beyond will include:

- at least six impact natural gas prospects in the Peace River Arch Area of Alberta;
- five to eight wells on Oiltec lands in the Laprise Area of Northeast British Columbia;
- six to ten wells on Oiltec lands in the Redwater Area of Alberta, and
- several drilling locations in other areas as well as continued exploitation and production enhancement activities.

Forte Resources Inc.
Consolidated Balance Sheet
($Thousands)

unaudited	March 31, 2004	December 31, 2003
		(restated Notes 1, 2)
Assets		
Current		
Cash	1,488	-
Accounts receivable	4,554	3,645
	6,042	3,645
Capital assets	44,157	34,043
	50,199	37,688
Liabilities and shareholders' equity		
Current		
Accounts payable and accrued liabilities	5,883	5,648
Bank loan (Note 3)	8,324	11,077
	14,207	16,725
Asset retirement obligations (Note 2)	4,042	2,878
Future income taxes	1,219	1,339
	19,468	20,942
Shareholders' equity		
Share capital (Note 5)	30,015	16,065
Contributed surplus	12	9
Retained earnings	704	672
	30,731	16,746
	50,199	37,688

See accompanying notes

Forte Resources Inc.
Consolidated Statements of Income and Retained Earnings
($ Thousands, except per share data)
unaudited

	Three months ended March 31, 2004	2003
		(restated Notes 1, 2)
Revenue		
Oil and gas	5,576	3,962
Expenses		
Royalties	1,060	825
Operating	1,691	1,132
General and administrative	287	151
Interest	187	29
Depletion, depreciation and accretion	2,230	1,094
	5,455	3,231
Income Before Taxes	121	731
Provision for Future Income Taxes	89	345
Net Income for the Period	32	386
Retained Earnings		
Beginning of period, as previously reported	452	340
Change in accounting policy related to asset retirement obligations (Note 2)	220	102
Beginning of period, as restated	672	442
Retained Earnings, end of period	704	828
Shares Outstanding (weighted average)		
Basic	15,774,227	15,998,700
Diluted	19,297,931	19,349,155
Net Income Per Share		
Basic and diluted	0.00	0.02

See accompanying notes

Forte Resources Inc.
Consolidated Statements of Cash Flow
unaudited
($ Thousands)

	Three months ended March 31, 2004	2003
		(restated - Notes 1, 2)
Operating Activities		
Net Income for the period	32	386
Add items not requiring cash:		
Depletion, depreciation and accretion	2,230	1,094
Future income taxes	89	345
Stock based compensation expense	3	-
Cash flow from operations	2,354	1,825
Changes in non-cash working capital	1,039	(475)
Cash provided by operating activities	3,393	1,350
Financing Activities		
Issue of common shares, net of issue costs	7,445	(3)
Decrease in bank loan	(5,928)	(472)
Cash provided by (used in) financing activities	1,517	(475)
Investing Activities		
Expenditures on property and equipment	(1,819)	(4,015)
Changes in non-cash working capital	(1,603)	3,140
Cash used in investing activities	(3,422)	(875)
Net change in cash	1,488	-
Cash, beginning of period	-	-
Cash, end of period	1,488	-
Supplementary Information		
Interest paid	97	-

Selected Notes to the Consolidated Financial Statements

1. Significant in Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and as disclosed in the Company's December 31, 2003 consolidated statements except for changes in accounting policies noted below. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. Certain information and note disclosure normally included in the financial statements have been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes for the year ended December 31, 2003 The preparation of the consolidated financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates. Changes in accounting policies were as follows:

(a) Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. Note 2 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b) Property and Equipment – Oil and Gas

Effective January 1, 2004 the Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry", AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than the amount the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows which are discounted using a risk adjusted rate. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004 and March 31, 2004.

(c) Hedging Relationships

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

2. Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the new recommendations related to Asset Retirement Obligations as stated in Note 1. As a result, year end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet - as at December 31, 2003			
(000's)	As Reported	Change	As Restated
Assets			
Capital assets	32,111	1,932	34,043
Liabilities and shareholders' equity			
Asset retirement obligation	-	2,878	2,878
Provision for site restoration and abandonment	1,304(	1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672

Consolidated Statement of Income and Retained Earnings Three Months ended March 31, 2003	As Reported	Change	As Restated
Depletion, depreciation and accretion	1,150	(56)	1,094
Provision for income taxes	323	22	345
Net income	352	34	386

At March 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $7.95 million. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of 8% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows: (000's)	Three months ended March 31, 2004
Asset retirement obligations, December 31, 2003	2,878
Liabilities incurred during period	1,125
Liabilities settled during period	-
Accretion	39
Asset retirement obligations, March 31, 2004	4,042

The net effect of the change in expense for the first quarter of 2004 was not material.

3. Bank Loan

During the first quarter the Company increased its demand revolving credit facility limit to $16.5 million, of which $8.324 million had been drawn at March 31, 2004. The facility is secured by a floating charge debenture and a general security agreement. Interest is payable on $14.5 million at prime plus 0.4% and prime plus 1.4% on the excess. The credit facility reduces to $14.5 million by October 1, 2004.

4. Acquisition of Denison oil and gas assets

On March 9, 2004 the Company completed an Arrangement Agreement ("Arrangement") with Denison Energy Inc. ("Denison") and certain other parties, including Forte Oil Corporation, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation

share owned, shareholders received 0.894 shares (representing approximately 80%) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,734,311 shares of the Company (representing approximately 20%). The transaction has been accounted for as a reverse takeover.

The values assigned to the net assets acquired are as follows:

	$ Thousands
Net assets acquired	
Current assets	1,070
Capital assets	9,361
Current liabilities	(959)
Bank loan	(3,175)
	6,297
Consideration	
Common shares (3,734,111 shares)	6,297

5. Share Capital

Common Shares	Number of Shares	$ Thousands
Balance, December 31, 2003	16,398,700	16,065
Issued		
For cash	3,200,000	8,000
Acquisition of Denison assets (Note 4)	3,734,311	6,297
Share issue cost		(555)
Related tax benefit		208
Reduction resulting from Plan of Arrangement with Denison	(1,738,262)	0
Balance, March 31, 2004	21,594,749	30,015

Preferred, Series I	Number of Shares	$
Balance, December 31, 2003	3,000,000	30
Reduction resulting from Plan of Arrangement	(318,000)	0
Balance, March 31, 2004	2,682,000	30

6. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

7. Subsequent Event

On May 3, 2004, the Company announced an agreement with Oiltec Resources Ltd. pursuant to which Forte will acquire all of the issued and outstanding shares of Oiltec on the basis of $1.40 per share cash (maximum 25%) and .45 common shares of Forte (maximum 75%) for each common share of Oiltec. The transaction, which will be effected by way of plan of arrangement and is subject to regulatory and

shareholder approval and is expected to close on or about June 22, 2004. The total cost of this acquisition is approximately $60 million.

In April, 2004 the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $2.23 per share. Pursuant to the terms of the preferred shares, Series I, 1,341,000 preferred shares were automatically converted to common shares of the Company.

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (eg. Operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.

Forte Resources Inc. is a Calgary based oil and gas exploration company. Forte's shares trade on the Toronto Stock Exchange under the trading symbol "**FRZ**"

For further information, please contact:
Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403)237-5163/Facsimile: (403)237-5256

Attention: Douglas N. Baker, President and Chief Financial Officer
Email: dbaker@forteresources.ca

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DOUGLAS BAKER, President and Chief Financial Officer of Forte Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Forte Resources Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

"Douglas Baker"
Douglas Baker
President and Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, THOMAS J. MACKAY, Chairman and Chief Executive Officer of Forte Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Forte Resources Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

"Thomas J. MacKay"
Thomas J. MacKay
Chairman and Chief Executive Officer



FOR IMMEDIATE RELEASE
MAY 14, 2004
FORTE RESOURCES INC. ANNOUNCES FIRST QUARTER RESULTS

Calgary, Alberta – **Forte Resources Inc.** (TSE:FRZ) ("Forte" or the "Company") releases its results for the first quarter of 2004. The first quarter was a significant turning point for the company. Effective March 9, 2004 the Company acquired the oil and gas assets of Denison Energy Inc. and through a Plan of Arrangement became a public company. The immediate effect of the Denison transaction was:

- an increase of 550 boe/d of production. Total production for Forte is currently 2,250 boe/d.
- to provide three new core areas in Southern Alberta
- an addition of 1.0 million boe of proven plus probable reserves at an attractive acquisition cost

Because the Denison transaction closed late in the quarter, the quarterly results reflect only 22 days of the Denison operations.

HIGHLIGHTS	**Three months ended March 31,**		
	2004	**2003**	**% Change**
FINANCIAL			
($ Thousands except per share data)			
Oil and gas sales	5,576	3,962	41
Cash flow from operations (1)	2,354	1,825	29
Per share - basic	0.15	0.11	36
Per share - diluted	0.12	0.09	33
Net income	32	386	(92)
Per share - basic	0.00	0.02	(100)
Per share - diluted	0.00	0.02	(100)
Capital expenditures	11,180	4,015	178
Net debt	8,165	2,356	246
Average shares outstanding	15,774	15,999	(1)
Shares outstanding end of period	21,595	15,999	35
OPERATIONS			
Daily production			
Oil and NGL's (bbls/d)	1,332	958	39
Natural gas (mcf/d)	2,204	388	468
Barrels of oil equivalent (boe/d)	1,699	1,023	66
Average sales prices			
Oil and NGL's ($/bbl)	34.95	42.51	(18)
Natural gas ($/mcf)	6.68	8.29	(19)

Barrels of oil equivalent are reported with a 6:1 conversion with six mcf = one barrel
(1) See Non – GAAP measurements

Cash flow from operations grew by 29% in the first quarter to $2,354,000 ($0.15 per share) primarily due to a 66% increase in production compared to the first quarter of 2003 without taking into account the full impact of the Denison acquisition. Production averaged 1,699 boe/d compared to 1,023 boe/d in the first quarter of 2003. Current production, which includes the full impact of the Denison acquisition, is 2,250 boe/d. Oil and gas revenue increased by 41% to $5.6 million. Lower product prices partially offset the impact of increased production on revenues. Forte's natural gas price declined 19% to $6.68 per mcf and the average oil and liquids price was down 18% to $34.95 compared to the first quarter of 2003. The oil price was impacted by hedging losses of $794,201 or $6.55 per barrel. The net income for the period was $32,000 compared to net income of $386,000 in 2003 and the decrease resulted primarily because of higher depletion charges. The depletion rate increased due to a 20% decrease in proven reserves resulting from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of depletion.

The Company had previously provided guidance for average production for 2004 of between 2,300 – 2,500 boe/d. Results of operations for the first quarter of 2004 were in line with the Company's expectations and in line with the guidance provided.

Capital expenditures in the quarter were $11,180,000. The major expenditure was the acquisition of the Denison properties for $10,000,000. In addition, Forte incurred over $527,000 for an electrification project in the Trout area and installation of SCADA equipment in the Panny area. These projects are expected to reduce operating costs beginning in the second quarter of 2004. Forte also drilled four wells during the quarter resulting in two producing wells (.56 net) and two abandonments (1.33 net).

Pursuant to the Denison acquisition the Company issued 3.7 million shares and assumed debt of $3.1 million. On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. The proceeds from the financing were used to reduce the Company's bank loan. At March 31, 2004 the outstanding bank loan was $8.3 million. The un-drawn line of credit plus ongoing cash flow from operations is sufficient to fund the Company's capital expenditure budget.

The second quarter will see another turning point in the growth of the Company. On May 3, 2004 Forte announced that it had reached an agreement to acquire the shares of Oiltec Resources Ltd. The acquisition will proceed as a Plan of Arrangement, which if accepted by Oiltec shareholders, will close on or about June 22, 2004. Oiltec shareholders will receive $1.40 cash for each share to a maximum of 25% of the outstanding shares and .45 of a Forte share to a maximum of 75% of the outstanding shares. The total value of the transaction is approximately $60.0 million.

The immediate impact of the Oiltec acquisition will be:

- additional production of 1,750 boe/d including production currently behind pipe but which is expected to be on stream by the closing date;
- to accomplish a major expansion and diversification of the Company's exploration program adding two new focus areas with several immediate drilling opportunities;
- to increase the undeveloped land base to 140,000 net acres; and
- to add approximately 4.3 million boe of proven and probable reserves acquired at an acquisition price of $12.32 per boe

The outlook for the remainder of 2004 and beyond changes significantly with the acquisition of Oiltec. Forte's production volumes immediately following the closing will be approximately 4,000 boe/d. In addition, Forte will have a significant inventory of drilling prospects as set forth below.

- at least six impact natural gas prospects on Forte lands in the Peace River Arch area;
- five to eight exploration and development wells in the Laprise, British Columbia area;
- six to ten wells targeting oil and gas in the Ellerslie and Basal Quartz formations at Redwater, Alberta, and
- drilling in several other areas and continued exploitation and production enhancement activities.

The impact of the Oiltec acquisition is such that the Company will need to revise its guidance for the remainder of the year and expects to release revised guidance after the Oiltec closing.

All indications including the forward strip pricing seem to indicate strong prices for the remainder of the year. The majority of the Company's hedges will expire on June 30, 2004 so in the second half of 2004 Forte should benefit to a greater extent from higher oil prices.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis was prepared on May 10, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic fee to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results on an absolute and per boe basis for the three months ended March 31, 2004 and 2003 are provided below:

Revenue	3/31/2004 $000's	3/31/2004 $ boe	3/31/2003 $000's	3/31/2003 $ boe	Difference $000's	Difference $ boe
Oil and liquids	4,237	34.95	3,665	42.51	572	(7.56)
Natural gas	1,339	40.06	297	51.03	1,042	(10.97)
	5,576	36.07	3,962	43.03	1,614	(6.96)
Royalties	1,060	6.85	825	8.96	235	2.11
Operating	1,691	10.94	1,132	12.29	559	1.35
General & administrative	287	1.86	151	1.64	136	(0.22)
Interest	187	1.21	29	0.32	158	(0.89)
	2,351	15.21	1,825	19.82	526	(4.61)
Depletion, depreciation *and site restoration*	2,230	14.42	1,094	11.88	1136	(2.54)
Income taxes	89	0.58	345	3.75	(256)	3.17
Net income	32	(0.21)	386	4.19	(354)	3.98

Revenue increased by 41% in the first quarter of 2004 compared with the same period of 2003. Increased production which was 66% higher than 2003, offset a decrease in the average price for oil and liquids and natural gas of 18% and 19% respectively. Commodity prices were influenced by the strength in the Canadian dollar in 2004. Oil revenue was also reduced by the impact of hedging losses of $794,201 ($6.56 per bbl) in 2004 and $624,624 ($7.24 per bbl) in 2003. The following table shows the change in components of revenue:

Revenue ($ Thousands)	Oil and Natural Liquids	Gas	Total
Three months ended March 31, 2003	3,665	297	3,962
Effect of change in prices	(652)	(64)	(716)
Effect of change in production	1,224	1,106	2,330
Three months ended March 31, 2004	4,237	1,339	5,576

Production increased by 676 boe/d or 66%. Acquisitions accounted for approximately 550 boe/d of this increase. Drilling, workovers and exploitation activities accounted for the remainder of the increase as well as offsetting natural production declines. The following table shows the production for each product:

Production	Three months ended March 2004	2003
Crude oil (bbls/d)	1,210	944
Liquids (bbls/d)	122	14
	1,332	958
Natural gas (mcf/d)	2,204	388
BOE (boe/d)	1,699	1,023

Royalties increased by $234,000 as a result of the increased revenue. Royalty rates averaged 19% of revenue in 2004 compared with 21% in 2003.

Operating Costs decreased by $1.35 per boe to $10.94 per boe from the same 2003 period due primarily to lower water handling costs. Overall, Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's *target average operating costs for the first quarter was $9.34 per boe. During the first quarter of 2004,* Forte completed three projects which are expected to reduce operating costs further.

- installation of a remote monitoring system for the Panny area
- electrification of wells in the Trout area
- re-negotiation of water handling fees in the House Creek area

General and administrative expenses increased in both an absolute and per boe basis. Gross expenditures increased by $146,000. Managing the higher production levels required additional staff, which resulted in adding additional office premises, increased salaries and higher consulting fees. Recoveries from partners decreased by $41,000 as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the exploration effort and are therefore capitalized as part of the cost of oil and gas property and deducted from the expense. General and administrative costs increased by 13% on a boe basis from $1.64 per boe in 2003 to $1.86 in 2004. Reporting and administrative costs associated with the Company becoming a public entity contributed to this increase in cost per boe.

General and Administrative ($ Thousand)	Three months ended March 2004	2003
Gross expenditures	559	413
Recoveries from partners	(88)	(119)
	471	294
Capitalized portion	(184)	(143)
	287	151

Interest expense, including bank charges, increased by $158,000 in the first quarter of 2004 primarily *due to higher loan balances and loan fees attributed to new credit facilities.*

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The rate per boe of $14.42 was $2.54 per boe higher than the first quarter of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes was $89,000 for the quarter. The tax provision varies from an expected tax provision of $50,000 as a result of hedging losses which are not deductible in calculating the resource allowance for income tax purposes and thus increase the effective rate of income tax.

Capital expenditures are indicated below:

Capital Expenditures ($ Thousands)	Three months ended March, 31 2004	2003
Acquisitions	10,042	10
Exploration, land and seismic	340	560
Drilling, completion and workovers	253	2,235
Equipping	527	1,170
Other	18	40
	11,180	4,015

Liquidity – Forte has a $16.5 million revolving line of credit reducing to $14.5 million by October 1, 2004 of which $8.3 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. The proceeds from this financing were used to reduce the bank loan. The un-drawn credit line and ongoing cash flow from operations is sufficient to fund the Company's capital expenditure budget. Working capital excluding debt is $159,000. At March 31, 2004 there were 21,594,749 common shares outstanding. In addition, in April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $4.0 million at March 31, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	As reported	Change	As Restated
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304(	1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

The Company has forward sale contracts representing 600 barrels per day of production with a fixed price of $25.25 US expiring June 30, 2004 and 300 barrels per day at $35.72 Cdn for the period from Jul1, 2004 to September 30, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for the Company's oil production. The contracts, which settle monthly qualify for hedge accounting and any gains or losses are included in oil revenue.

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($ Thousands)	2004	2005	2006	2007	2008	Thereafter	Total
	187	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions.

Selected Quarterly Information (1)

($ Thousands, except per share)	2004 Q1	2003 Q4	Q3	Q2	Q1	2002 Q4	Q3	Q2
Revenue, net of royalties	4,516	4,503	4,389	3,271	3,137	2,040	857	613
Cash flow from								
Operations	2,354	1,908	2,364	1,574	1,825	1,198	547	184
Per share - basic	0.15	0.12	0.15	0.10	0.11	0.08	0.04	0.01
Per share - diluted	0.12	0.10	0.12	0.08	0.09	0.07	0.03	0.01
Net earnings	32	124	(452)	173	386	334	89	78
Per share - basic	0.00	0.01	(0.03)	0.01	0.02	0.02	0.01	0.00
Per share - diluted	0.00	0.01	(0.03)	0.01	0.02	0.02	0.00	0.00
Total assets	50,199	37,688	35,603	36,507	24,801	21,263	17,886	16,197
Bank debt	8,324	11,077	11,149	13,927	351	823	-	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	2002	2001
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,263	13,235
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 percent evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downwards revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at March 31, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on engineering estimates using current costs and technology in accordance with existing legislation and industry practice. The

estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. A weakening of the Canadian dollar over the past months adds further to the prices realized by Canadian producers. Analysts, economists and experts of geo-political forces seem to be unanimous that conditions should continue to remain favorable for product prices for the near term.

Forte has hedges in place for 600 boe/d of its production at approximately $26.00 U.S. However, these hedges will expire at June 30, 2004 at which time the Company will more fully participate in the benefits of higher product prices, having only one hedge remaining for 300 boe/d at $35.00 Canadian for three months, expiring September 30, 2004.

As Forte approaches the end of the second quarter it will be well positioned to participate fully in the strong oil and gas markets. The anticipated acquisition of Oiltec Resources Ltd. will provide additional production, taking Forte's total production to approximately 4,000 boe/d. In addition, Forte intends to be very active in exploration and development drilling. Its drilling program for the remainder of 2004 and beyond will include:

- at least six impact natural gas prospects in the Peace River Arch Area of Alberta;
- five to eight wells on Oiltec lands in the Laprise Area of Northeast British Columbia;
- six to ten wells on Oiltec lands in the Redwater Area of Alberta, and
- several drilling locations in other areas as well as continued exploitation and production enhancement activities.

Forte Resources Inc.
Consolidated Balance Sheet
($Thousands)
unaudited

	March 31, 2004	December 31, 2003
		(restated Notes 1, 2)
Assets		
Current		
Cash	1,488	-
Accounts receivable	4,554	3,645
	6,042	3,645
Capital assets	44,157	34,043
	50,199	37,688
Liabilities and shareholders' equity		
Current		
Accounts payable and accrued liabilities	5,883	5,648
Bank loan (Note 3)	8,324	11,077
	14,207	16,725
Asset retirement obligations (Note 2)	4,042	2,878
Future income taxes	1,219	1,339
	19,468	20,942
Shareholders' equity		
Share capital (Note 5)	30,015	16,065
Contributed surplus	12	9
Retained earnings	704	672
	30,731	16,746
	50,199	37,688

See accompanying notes

Forte Resources Inc.
Consolidated Statements of Income and Retained Earnings
($ Thousands, except per share data)
unaudited

	Three months ended March 31, 2004	2003 (restated Notes 1, 2)
Revenue		
Oil and gas	5,576	3,962
Expenses		
Royalties	1,060	825
Operating	1,691	1,132
General and administrative	287	151
Interest	187	29
Depletion, depreciation and accretion	2,230	1,094
	5,455	3,231
Income Before Taxes	121	731
Provision for Future Income Taxes	89	345
Net Income for the Period	32	386
Retained Earnings		
Beginning of period, as previously reported	452	340
Change in accounting policy related to asset retirement obligations (Note 2)	220	102
Beginning of period, as restated	672	442
Retained Earnings, end of period	704	828
Shares Outstanding (weighted average)		
Basic	15,774,227	15,998,700
Diluted	19,297,931	19,349,155
Net Income Per Share		
Basic and diluted	0.00	0.02

See accompanying notes

Forte Resources Inc.
Consolidated Statements of Cash Flow
unaudited
($ Thousands)

	Three months ended March 31, 2004	2003 (restated - Notes 1, 2)
Operating Activities		
Net Income for the period	32	386
Add items not requiring cash:		
Depletion, depreciation and accretion	2,230	1,094
Future income taxes	89	345
Stock based compensation expense	3	-
Cash flow from operations	2,354	1,825
Changes in non-cash working capital	1,039	(475)
Cash provided by operating activities	3,393	1,350
Financing Activities		
Issue of common shares, net of issue costs	7,445	(3)
Decrease in bank loan	(5,928)	(472)
Cash provided by (used in) financing activities	1,517	(475)
Investing Activities		
Expenditures on property and equipment	(1,819)	(4,015)
Changes in non-cash working capital	(1,603)	3,140
Cash used in investing activities	(3,422)	(875)
Net change in cash	1,488	-
Cash, beginning of period	-	-
Cash, end of period	1,488	-
Supplementary Information		
Interest paid	97	-

Selected Notes to the Consolidated Financial Statements

1. Significant in Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and as disclosed in the Company's December 31, 2003 consolidated statements except for changes in accounting policies noted below. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. Certain information and note disclosure normally included in the financial statements have been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes for the year ended December 31, 2003 The preparation of the consolidated financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates. Changes in accounting policies were as follows:

(a) Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. Note 2 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b) Property and Equipment – Oil and Gas

Effective January 1, 2004 the Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry", AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than the amount the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows which are discounted using a risk adjusted rate. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004 and March 31, 2004.

(c) Hedging Relationships

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

2. Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the new recommendations related to Asset Retirement Obligations as stated in Note 1. As a result, year end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet - as at December 31, 2003			
(000's)	As Reported	Change	As Restated
Assets			
Capital assets	32,111	1,932	34,043
Liabilities and shareholders' equity			
Asset retirement obligation	-	2,878	2,878
Provision for site restoration and abandonment	1,304(	1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672

Consolidated Statement of Income and Retained Earnings Three Months ended March 31, 2003	As Reported	Change	As Restated
Depletion, depreciation and accretion	1,150	(56)	1,094
Provision for income taxes	323	22	345
Net income	352	34	386

At March 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $7.95 million. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of 8% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows: (000's)	Three months ended March 31, 2004
Asset retirement obligations, December 31, 2003	2,878
Liabilities incurred during period	1,125
Liabilities settled during period	-
Accretion	39
Asset retirement obligations, March 31, 2004	4,042

The net effect of the change in expense for the first quarter of 2004 was not material.

3. Bank Loan

During the first quarter the Company increased its demand revolving credit facility limit to $16.5 million, of which $8.324 million had been drawn at March 31, 2004. The facility is secured by a floating charge debenture and a general security agreement. Interest is payable on $14.5 million at prime plus 0.4% and prime plus 1.4% on the excess. The credit facility reduces to $14.5 million by October 1, 2004.

4. Acquisition of Denison oil and gas assets

On March 9, 2004 the Company completed an Arrangement Agreement ("Arrangement") with Denison Energy Inc. ("Denison") and certain other parties, including Forte Oil Corporation, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation

share owned, shareholders received 0.894 shares (representing approximately 80%) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,734,311 shares of the Company (representing approximately 20%). The transaction has been accounted for as a reverse takeover.

The values assigned to the net assets acquired are as follows:

	$ Thousands
Net assets acquired	
Current assets	1,070
Capital assets	9,361
Current liabilities	(959)
Bank loan	(3,175)
	6,297
Consideration	
Common shares (3,734,111 shares)	6,297

5. Share Capital

Common Shares	Number of Shares	$ Thousands
Balance, December 31, 2003	16,398,700	16,065
Issued		
For cash	3,200,000	8,000
Acquisition of Denison assets (Note 4)	3,734,311	6,297
Share issue cost		(555)
Related tax benefit		208
Reduction resulting from Plan of Arrangement with Denison	(1,738,262)	0
Balance, March 31, 2004	21,594,749	30,015

Preferred, Series I	Number of Shares	$
Balance, December 31, 2003	3,000,000	30
Reduction resulting from Plan of Arrangement	(318,000)	0
Balance, March 31, 2004	2,682,000	30

6. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

7. Subsequent Event

On May 3, 2004, the Company announced an agreement with Oiltec Resources Ltd. pursuant to which Forte will acquire all of the issued and outstanding shares of Oiltec on the basis of $1.40 per share cash (maximum 25%) and .45 common shares of Forte (maximum 75%) for each common share of Oiltec. The transaction, which will be effected by way of plan of arrangement and is subject to regulatory and

shareholder approval and is expected to close on or about June 22, 2004. The total cost of this acquisition is approximately $60 million.

In April, 2004 the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $2.23 per share. Pursuant to the terms of the preferred shares, Series I, 1,341,000 preferred shares were automatically converted to common shares of the Company.

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (eg. Operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.

Forte Resources Inc. is a Calgary based oil and gas exploration company. Forte's shares trade on the Toronto Stock Exchange under the trading symbol "**FRZ**"

For further information, please contact:
Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403)237-5163/Facsimile: (403)237-5256

Attention: Douglas N. Baker, President and Chief Financial Officer
Email: dbaker@forteresources.ca





FRASER MILNER CASGRAIN LLP

BY SEDAR

Christopher Main
(514) 878-8887
christopher.main@fmc-law.com
File No. 601934-271

June 2, 2004

AUTORITÉ DES MARCHÉS FINANCIERS
Tour de la Bourse, 22nd Floor
800 Square Victoria
Montréal, Québec H4Z 1G3

Attention: Ms. Josée Deslauriers, Capital Markets Director

Subject: **Proposed Plan of Arrangement (the "Arrangement") involving Oiltec Resources Ltd. ("Oiltec") and Forte Resources Inc. ("Forte")**

Dear Ms. Deslauriers:

We are acting for Oiltec and Forte in the Province of Québec and are hereby requesting on their behalf, pursuant to section 50 of the *Securities Act* (Québec) (the "**Act**"), the approval set forth below relating to the Arrangement.

The Notice of Annual and Special Meeting, the Notice of Petition to the Court of Queen's Bench of Alberta and the Information Circular and Proxy Statement (the "**Circular**") sent to the Forte Shareholders have been filed on SEDAR. All capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Circular.

The purpose of the Arrangement is to effect the acquisition of Oiltec by Forte by way of the exchange of Oiltec Common Shares for Forte Common Shares and/or cash. Please note that Forte is a reporting issuer in all of the provinces of Canada. The Common Shares of Oiltec and Forte are listed on the Toronto Stock Exchange ("**TSX**") under the symbol "OLT" and "FRT", respectively.

Pursuant to the Arrangement, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

1. Subject to pro-ration as set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by

Registered Holders having elected or deemed to have elected to receive Cash Consideration, shall be and shall be deemed to be transferred by the Holders thereof, without any further act or formality on their part, to Forte against payment of the Cash Consideration for such Oiltec Common Share and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof.

2. Subject to pro-ration as set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive Share Consideration shall be and shall be deemed to be transferred by the Holders thereof to Forte and exchanged, without any further act or formality on their part, for 0.45 of a Forte Common Share and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof.

3. Subject to pro-ration as set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive a combination of cash and Forte Common Shares shall be and shall be deemed to be transferred by the Holders thereof to Forte and exchanged, without any further act or formality on their part, for payment of cash and a fraction of a Forte Common Share on the basis set forth in the Letter of Transmittal and Election Form, and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof.

4. The maximum aggregate Cash Consideration that will be paid pursuant to the Arrangement shall be limited to the amount obtained by multiplying $11.864 million by the number obtained by dividing the difference between the number of Oiltec Common Shares outstanding immediately prior to the Effective Time and the number of Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights by the number of Oiltec Common Shares outstanding immediately prior to the Effective Time (the "**Maximum Cash**"). If the Cash Consideration that would otherwise be payable to Registered Holders of Oiltec Common Shares who have elected to receive any Cash Consideration exceeds the Maximum Cash, then the number of Oiltec Common Shares in respect of which Registered Holders who have elected to receive Cash Consideration shall be pro rated and such Registered Holders shall be entitled to receive the balance

owing to such Registered Holders in the form of Share Consideration. The pro rating of Oiltec Common Shares will be calculated such that each Registered Holder of Oiltec Common Shares shall, if a fraction of a Oiltec Common Share would be tendered to Forte for Cash Consideration, tender to Forte the nearest whole number of Oiltec Common Shares (i.e., rounded up if a fraction of 0.5 or greater and rounded down if a fraction of less than 0.5).

5. The maximum number of Forte Common Shares issued pursuant to the Arrangement shall be limited to the number obtained by adding 11,463,000 and the result obtained by multiplying 0.45 by the number of Oiltec Common Shares issued on exercise of options to acquire Oiltec Common Shares from May 1, 2004 until the day prior to the Effective Date (the "**Maximum Shares**"). If the Share Consideration that would otherwise be payable to Registered Holders of Oiltec Common Shares who have elected or are deemed to have elected to receive any Share Consideration exceeds the Maximum Shares, then the number of Oiltec Common Shares in respect of which Registered Holders who have elected or are deemed to have elected to receive Share Consideration shall be pro rated and such Registered Holders shall receive the balance owing to such Registered Holders in the form of Cash Consideration. The pro-rating of Oiltec Common Shares will be calculated such that each Registered Holder of Oiltec Common Shares shall, if a fraction of an Oiltec Common Share would be tendered to Forte for Share Consideration, tender to Forte the nearest whole number of Oiltec Common Shares.

6. Every Oiltec Option (other than Oiltec Options held by Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Options) shall be and shall be deemed to be transferred to Oiltec without any act or formality on the part of Holders of Oiltec Options against payment to such Holders of an amount equal to $1.40 less the applicable exercise price per Oiltec Common Share under option and all Oiltec Options shall be deemed to be cancelled and terminated and cease to represent any right or claim whatsoever.

7. Assuming that there are no Dissenting Shareholders, that the minimum cash amount of approximately $8.7 million is elected, and that Oiltec Options are surrendered for cash prior to the Effective Time, there will be approximately 34,398,549 Forte Common Shares issued and outstanding immediately following the completion of the Arrangement. Former Oiltec Shareholders will hold approximately 11,463,000 Forte Common Shares immediately following completion of the Arrangement representing approximately 33% of the issued and outstanding Forte Common Shares. Former holders of Forte Common Shares will hold approximately 22,935,549 Forte Common Shares immediately following completion of the Arrangement, representing approximately 67% of the issued and outstanding Forte Common Shares.

8. No certificates representing fractional Forte Common Shares will be issued under the Arrangement. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a Forte Common Share will receive the next highest whole number of Forte Common Shares.

We believe that the proposed Arrangement is neither a going private transaction nor a related party transaction that must respect the requirements of the Regulation entitled Policy Statement Q-27.

As of May 13, 2004, based on the ADP Investor Communications demographic summary, there were approximately 87 Oiltec Shareholders residing in Québec holding approximately 273,157 of Oiltec's Common Shares. There are no holders of Oiltec options residing in Québec.

On behalf of Forte, we hereby request your approval, pursuant to section 50 of the Act, of the exchange of Oiltec Common Shares for Forte Common Shares pursuant to the Arrangement.

The requisite filing fee of $1,825.10 (the amount equal to 0.02% of one quarter of the gross value of the securities being distributed, being $17,621,625) will follow shortly.

Please find attached the information pursuant to section 106 of the Regulation.

Please advise the undersigned at once if anything further is required.

Yours very truly,

FRASER MILNER CASGRAIN LLP

(s) Christopher Main

Christopher Main

CM/jcd
Encls.

Cc: Shannon M. Gangl, Burnet Duckworth & Palmer LLP
Cc: Jay P. Reid, Burnet Duckworth & Palmer LLP
Cc: James Kidd, Burnet Duckworth & Palmer LLP

Proposed Plan of Arrangement (the "Arrangement") involving Oiltec Resources Ltd. ("Oiltec") and Forte Resources Inc. ("Forte")

Any capitalized terms used hereunder shall have the meaning set forth in the Circular.

1. Name and address of each of the legal persons involved in the Arrangement, with a brief description of their activities

- Forte Resources Inc.

Principal Office:	Registered Office:
Suite 2450, 500 – 4th Avenue S.W.	Suite 1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 2V6	Calgary, Alberta, T2P 3N9

Forte is an Alberta-based public oil and natural gas company engaged in the exploration for, and the development and production of natural gas and crude oil.

The business plan of Forte is to create sustainable and profitable growth in the oil and gas industry in Western Canada. To accomplish this, Forte will pursue an integrated growth strategy, including development and exploration drilling together with focused acquisitions in selected areas. Forte plans to pursue the internal and external generation of exploration plays that have low to medium risk and multi-zone potential. Forte plans to maintain a balance between exploration, exploitation and development drilling, largely targeting a balance between crude oil and natural gas reserves over the course of the next several years. Management of Forte will consider asset and corporate acquisition opportunities that meet Forte's business parameters.

- Oiltec Resources Ltd.

Principal Office:	Registered Office:
Suite 1825, 510 - 5th Street S.W.	1400 First Canadian Centre
Calgary, Alberta, T2P 3S2	350 – 7th Avenue S.W.
	Calgary, Alberta, T2P 3N9

Oiltec is an Alberta-based public oil and natural gas company engaged in the business of acquiring interests in petroleum and natural gas rights and the exploration for, and the development, production and marketing of, petroleum and natural gas. The majority of the Oiltec's principal oil producing properties are located in southeastern Saskatchewan and Redwater, Alberta. Oiltec's major gas producing property is Laprise, British Columbia. From 2000 to the present, though natural gas was Oiltec's primary target, quality drilling opportunities for oil were also considered. Natural gas exploration successes in British Columbia at Laprise (2001) and Sukunka (2002) has resulted in

significant development drilling opportunities at both properties. Continued development drilling for natural gas at Laprise was complemented by a multi-zone oil and natural gas discovery in central Alberta at Redwater, where the Corporation participated in the drilling of 11 successful oil/gas wells in 2003. Entering 2004, Oiltec has accumulated a 53-well drilling inventory comprising a broad variety of high and low risk oil and natural gas targets.

2. Description of the securities involved in the exchange

Forte Common Shares entitle their holder: (i) to one vote per share at any meeting of Forte Shareholders, (ii) to receive any dividend declared by Forte, and (iii) to receive the remaining property and assets of Forte upon its dissolution. The rights to dividends and to receive remaining property upon dissolution are subject to the rights of shares having priority over the Common Shares.

Oiltec Common Shares entitle their holder: (i) to one vote per share at any meeting of Oiltec shareholders, (ii) to receive any dividend declared by Oiltec, and (iii) to receive the remaining property of Oiltec upon dissolution. As of the date hereof, there are 31,698,030 Oiltec Common Shares issued and outstanding.

3. Number and value of the securities

A maximum of approximately 12,586,875 Forte Common Shares may be issued to holders of Oiltec Common Shares, pursuant to the Arrangement, using the calculation which determines the Maximum Shares, assuming that there are no Dissenting Shareholders and that all the Oiltec Options are exercised prior to the Effective Time.

Using $1.40, the amount each holder of Oiltec Common Shares would receive if it elected to receive cash consideration instead of Forte Common Shares, the 12,586,875 Forte Common Shares that may be issued will have an aggregate value of $17,621,625.

4. Method of evaluating the securities and basis for exchange

Pursuant to the terms of the Arrangement, Oiltec Shareholders shall receive, at their election (and subject to pro-ration) for each Oiltec Common Share: (a) 0.45 of a Forte Common Share, or (b) $1.40 cash, or (c) a combination thereof, subject to a maximum of $11.864 million in cash available for the cash consideration election.

The Board of Directors of Oiltec retained Peters & Co. Limited ("**Peters & Co.**") to provide its opinion as to whether the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Oiltec Shareholders. Peters & Co. was retained to perform these services for the Board of Directors on the basis of its expertise

in such matters. Peters & Co. is an independent, fully-integrated investment dealer providing advisory and capital market related services to Canadian resource related and industrial companies, with particular emphasis in the oil and gas industry. In the Oiltec Fairness Opinion, Peters & Co. concluded, on the basis of certain assumptions and considerations, that the Arrangement is fair, from a financial point of view, to Oiltec Shareholders.

Please refer to Appendix H of the Circular entitled "Oiltec Fairness Opinion" for a complete copy of the fairness opinion.

5. Conditions to be met for completion, and date set for the transaction

See "Details of the Arrangement – Conditions of the Arrangement" at pp. 21-24 of the Circular for a summary of the material conditions to the Arrangement.

The Effective Date is expected to be **June 23, 2004.**

6. The name and address of any remunerated agent

N/A

7. The amount of such remuneration

N/A


AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

DÉCISION N° : 2004-MC-1972

NUMÉRO DE PROJET SÉDAR: 656990

DOSSIER N° : 22603

Objet : Forte Resources Inc.
Demande de dispense de prospectus

Vu la demande présentée le 2 juin 2004;

vu les articles 11 et 50 de la *Loi sur les valeurs mobilières,* L.R.Q., c. V-1.1 (la « Loi »);

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier,* L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») :

> dispense Forte Resources Inc. de l'obligation d'établir un prospectus pour le placement d'actions ordinaires auprès des actionnaires de Oiltec Resources Ltd. en échange de leurs titres dans le cadre d'un regroupement de sociétés, conformément aux informations déposées auprès de l'Agence nationale d'encadrement du secteur financier.

Fait à Montréal, le 21 juin 2004.

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

LAU/ale

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

FOR IMMEDIATE RELEASE
FORTE RESOURCES INC. AND
OILTEC RESOURCES LTD. COMPLETE ARRANGEMENT
FORTE PROVIDES 2004 GUIDANCE

Calgary, June 23, 2004 – Forte Resources Inc. ("Forte") is pleased to announce that Forte has acquired all of the issued and outstanding securities of Oiltec Resources Ltd. ("Oiltec") pursuant to the previously announced Plan of Arrangement (the "Arrangement").
Pursuant to the Arrangement, securityholders of Oiltec received for each Oiltec common share owned, at their election (and subject to pro-ration):

(a) 0.45 of a Forte common share; or
(b) $1.40 in cash; or
(c) a combination thereof.

Upon closing Forte issued 10,515,935 common shares and paid $11.864 million in cash for 100% of the Oiltec shares. Shareholders who did not elect to receive Forte shares will receive a cash payment of $1.40 per share for 40.8428 % of their shares and Forte shares for 59.1572%of their shares, at a ratio of .45 Forte share to one Oiltec share. The total consideration paid by Forte was approximately $60 million, comprised of $15.0 million of assumed net debt and the balance by the issue of Forte common shares and cash.

After giving effect to the Arrangement, Forte has approximately 33.5 million common shares outstanding basic and 36.4 million fully diluted and net debt of approximately $36.0 million. Forte's common shares are posted and listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "FRZ". Oiltec's last day of trading on the TSX will be Friday, June 25, 2004.

Forte Resources Pro Forma

Forte is a Canadian company engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas. Forte is managed by Thomas J. MacKay as Chairman and Chief Executive Officer, Douglas N. Baker as President and Chief Financial Officer and R. Bruce Hammond as Senior Vice President and Chief Operating Officer. Prior to the Arrangement Forte's production was approximately 2,250 boe/d of light oil and natural gas production essentially all of which is located in the province of Alberta. Forte has an active exploration and development program scheduled for the remainder of 2004. This program includes five gas exploration prospects in its core Peace River Arch exploration area.

Oiltec's assets located in northeast British Columbia, central and southern Alberta and southeast Saskatchewan comprise a diversified mix of exploitation and exploration opportunities which complement Forte's existing assets. Exploration and development activity on these properties will be focussed at Laprise in northeast British Columbia and at Redwater in central Alberta with an active drilling program contemplated for the remainder of 2004 and 2005. At Redwater, Forte

anticipates drilling 9 wells targeting oil in the Ellerslie and Basal Quartz formations. At Laprise, Forte anticipates drilling 10 exploration and development wells primarily targeting natural gas in the Baldonnel formation.

Following the Arrangement, Forte has, on a combined basis:

- an initial daily production of approximately 3,650 boe/d (70% oil);
- combined proved reserves of 5.9 Mmboe and proved plus probable reserves of 8.5 Mmboe as evaluated by independent engineering consultants;
- 110,000 net acres of undeveloped land
- approximately $95.0 million in tax pools.

FirstEnergy Capital Corp. acted as financial advisor to Forte with respect to the Arrangement.

Market Guidance for 2004

As a result of the acquisition of Oiltec and the active drilling program planned for the remainder of the year and first quarter of 2005, Forte is projecting substantial growth in cash flow and production. Forte plans to drill a record number of wells during the remainder of 2004 and first quarter of 2005. Production and cash flow for 2004 is anticipated to fall within the following ranges:

Average 2004 production rate:	2,800 - 3,000 boe/d
Exit 2004 production rate:	3,900 - 4,100 boe/d
Cash flow (000's)	$18,000 - $20,300
Cash flow per share - basic	$0.68 - $0.77

Forte anticipates a capital expenditure program (exclusive of corporate acquisitions) for 2004 of approximately $13.9 million, the majority of which will be incurred in the second half of 2004. Forte has budgeted 28 wells (net 12) which will be drilled generally in the following areas:

Peace River Arch	5	exploratory wells targeting natural gas
British Columbia	11	development and exploratory natural gas wells
Redwater	9	development and exploratory wells targeting oil and gas
Other	3	
	28	

Forte anticipates that the majority of the wells to be drilled, if successful, will not be tied in until the first quarter of 2005. Forte anticipates exiting 2004 with production of 3,900 – 4,100 boe/d. Based on a rate of 4,000 boe/d at the beginning of 2005 the annualized cash flow for 2005 would be $31.0 million or $0.93 per basic share.

A complete summary of the assumptions and estimates used in the market guidance is as follows:

	Year Ended 2004	Annualized Exit Rate 2004
Crude Oil and Liquids		
Production (Bbls/d)	2,030 - 2,170	2,550 - 2,650
Price ($U.S. WTI)	$33.00	$33.00
Natural Gas		
Production (Mcf/d)	4,620 - 4,980	8,100 - 8,700
Price ($Cdn/Mcf)	$6.00	$6.00
Boe/d	2,800 - 3,000	3,900 - 4,100
Operating costs ($/Boe)	$8.75	$8.00
Royalty rate (%)	20%	19%
Cash flow ($000's)	$18,000 - $20,300	$30,100 - $31,800
per basic share ($)	$0.68 - $0.77	$0.90 - $0.95
per diluted share ($)	$0.61 - $0.69	$0.83 - $0.87

Sensitivity (000's)	July - Dec. 2004	Annualized Exit Rate 2004
$1 WTI per Bbl	$400	$1,000
$0.10 per Mcf	$100	$250
1% interest	$200	$350
$0.01 Cdn $ vrs. U.S. $	$200	$500

Cautionary Statements

Disclosure provided herein in respect of boe units may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain information set forth in this document, including management's assessment of Forte's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Forte's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward-looking statements. Forte's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given

that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Forte will derive therefrom. Forte disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Doug Baker
President & Chief Financial Officer
Forte Resources Inc.
Tel: (403) 237-5163

or

T.J. (Tom) MacKay
Chairman & Chief Executive Officer
Forte Resources Inc.
Tel: (403) 237-5163

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Forte Resources Inc. ("Forte")
   2450, 500-4th Avenue S.W.
   Calgary, Alberta T2P 2V6

2. **Date of Material Change:**

   June 23, 2004

3. **News Release**

   A press release disclosing the details outlined in this Material Change Report was issued by Forte on June 23, 2004 and disseminated through the facilities of CCNMatthews and would have been received by the securities commissions where Forte is a "reporting issuer" and the stock exchanges on which the securities of Forte are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

   Forte has acquired all of the issued and outstanding securities of Oiltec Resources Ltd. ("Oiltec") pursuant to a plan of arrangement.

5. **Full Description of Material Change:**

   Forte has acquired all of the issued and outstanding securities of Oiltec pursuant to a plan of arrangement (the "Arrangement").

   Pursuant to the Arrangement, securityholders of Oiltec received for each Oiltec common share owned, at their election (and subject to pro-ration):

   (a) 0.45 of a Forte common share; or
   (b) $1.40 in cash; or
   (c) a combination thereof.

   Upon closing Forte issued 10,515,935 common shares and paid $11.864 million in cash for 100% of the Oiltec shares. Shareholders who did not elect to receive Forte shares will receive a cash payment of $1.40 per share for 40.8428 % of their shares and Forte shares for 59.1572% of their shares, at a ratio of .45 Forte share to one Oiltec share. The total consideration paid by Forte was approximately $60 million, comprised of $15.0 million of assumed net debt and the balance by the issue of Forte common shares and cash.

   After giving effect to the Arrangement, Forte has approximately 33.5 million common shares outstanding basic and 36.4 million fully diluted and net debt of approximately $36.0 million. Forte's common shares are posted and listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "FRZ". Oiltec's last day of trading on the TSX was Friday, June 25, 2004.

Forte Resources Pro Forma

Forte is a Canadian company engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas. Forte is managed by Thomas J. MacKay as Chairman and Chief Executive Officer, Douglas N. Baker as President and Chief Financial Officer and R. Bruce Hammond as Senior Vice President and Chief Operating Officer. Prior to the Arrangement Forte's production was approximately 2,250 boe/d of light oil and natural gas production essentially all of which is located in the province of Alberta. Forte has an active exploration and development program scheduled for the remainder of 2004. This program includes five gas exploration prospects in its core Peace River Arch exploration area.

Oiltec's assets located in northeast British Columbia, central and southern Alberta and southeast Saskatchewan comprise a diversified mix of exploitation and exploration opportunities which complement Forte's existing assets. Exploration and development activity on these properties will be focussed at Laprise in northeast British Columbia and at Redwater in central Alberta with an active drilling program contemplated for the remainder of 2004 and 2005. At Redwater, Forte anticipates drilling 9 wells targeting oil in the Ellerslie and Basal Quartz formations. At Laprise, Forte anticipates drilling 10 exploration and development wells primarily targeting natural gas in the Baldonnel formation.

Following the Arrangement, Forte has, on a combined basis:

- an initial daily production of approximately 3,650 boe/d (70% oil);
- combined proved reserves of 5.9 Mmboe and proved plus probable reserves of 8.5 Mmboe as evaluated by independent engineering consultants;
- 110,000 net acres of undeveloped land
- approximately $95.0 million in tax pools.

FirstEnergy Capital Corp. acted as financial advisor to Forte with respect to the Arrangement.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Forte who is knowledgeable of the material change and this report is:

Douglas N. Baker, President and Chief Financial Officer
Telephone: (403) 237-5163
Facsimile: (403) 237-5256

DATED at the City of Calgary, in the Province of Alberta this 29th day of June, 2004.

FORTE RESOURCES INC.

Per: (signed) *"Douglas N. Baker"*

Douglas N. Baker
President and Chief Financial Officer





Reply to: James L. Kidd
Direct Phone: (403) 260-0181
Direct Fax: (403) 260-0330
jlk@bdplaw.com

Assistant: Deana Campbell
Direct Phone: (403) 260-0293
Our File: 60192-5

Delivered Via SEDAR

June 30, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Forte Resources Inc. (the "Corporation") - Alternative Business Acquisition Report

We act as legal counsel to the Corporation in connection with the filing of the management information circular and proxy statement of Oiltec Resources Ltd. ("**Oiltec**") dated May 21, 2004 (the "**Information Circular**") with respect to the plan of arrangement involving the Corporation, Oiltec and Oiltec's shareholders and optionholders.

Pursuant to section 8.2 of Multilateral Instrument 51-102 – *Continuous Disclosure Obligations* ("**M.I. 51-102**"), we hereby provide notice that the Corporation has filed the Information Circular an alternative form of "Business Acquisition Report" as such term is defined in M.I. 51-102.

If you require any further information, please do not hesitate to contact me.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

"James Kidd"

James Kidd

cc: Burnet, Duckworth & Palmer LLP
Attn: Jay Reid (via email)



OILTEC RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF HOLDERS
OF COMMON SHARES AND OPTIONS OF OILTEC RESOURCES LTD.

to be held June 22, 2004

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a proposed

PLAN OF ARRANGEMENT

involving

OILTEC RESOURCES LTD.

and

FORTE RESOURCES INC.

May 21, 2004


OILTEC
Resources Ltd.

May 21, 2004

To: Holders of Common Shares and Options of Oiltec Resources Ltd.

You are invited to attend an annual and special meeting (the "**Oiltec Meeting**") of holders ("**Oiltec Shareholders**") of common shares ("**Oiltec Common Shares**") and holders ("**Oiltec Optionholders**") of options ("**Oiltec Options**") to purchase Oiltec Common Shares of Oiltec Resources Ltd. ("**Oiltec**") to be held in the Bonavista Room of The Westin Calgary, 320 – 4th Avenue S.W., Calgary, Alberta on Tuesday, June 22, 2004 at 9:30 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Oiltec Securityholders.

At the Oiltec Meeting, Oiltec Shareholders and Oiltec Optionholders will be asked to consider and vote upon an arrangement (the "**Arrangement**") under the provisions of the *Business Corporations Act* (Alberta) involving Oiltec, Forte Resources Inc. ("**Forte**") and the Oiltec Shareholders and Oiltec Optionholders to be implemented in connection with an arrangement agreement dated April 30, 2004 between Forte and Oiltec. Oiltec Shareholders will also be asked to consider various other business matters at the Oiltec Meeting.

Pursuant to the Arrangement, Oiltec Shareholders will receive, at their election, common shares of Forte ("**Forte Common Shares**"), cash or a combination thereof. Specifically, for each Oiltec Common Share owned, Oiltec Shareholders will receive at their election (and subject to pro-ration):

(a) 0.45 of a Forte Common Share (the "**Share Consideration**");

(b) $1.40 cash (the "**Cash Consideration**"); or

(c) a combination thereof.

A maximum of $11.864 million (the "**Maximum Cash**") in cash is available for the Cash Consideration election. If the Cash Consideration that would otherwise be payable to holders of Oiltec Common Shares who have elected or are deemed to have elected to receive any Cash Consideration exceeds the Maximum Cash, then, the number of Oiltec Common Shares in respect of which holders who have elected to receive Cash Consideration shall be pro rated and such holders shall be entitled to receive the balance owing to such holders in the form of Share Consideration.

The maximum number of Forte Common Shares that will be issued pursuant to the Arrangement is limited to 11.463 million Forte Common Shares (the "**Maximum Shares**"). If the Share Consideration that would otherwise be payable to holders of Oiltec Common Shares who have elected or are deemed to have elected to receive any Share Consideration exceeds the Maximum Shares, then, the number of Oiltec Common Shares in respect of which holders who have elected or are deemed to have elected to receive Share Consideration shall be pro rated and such holders shall receive the balance owing to such holders in the form of Cash Consideration.

Oiltec Shareholders who do not deposit with Computershare Trust Company of Canada a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with this Information Circular on or before 4:30 p.m. (Toronto time) on the third Business Day prior to the Oiltec Meeting or any adjournment thereof and who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein, will be deemed to have elected to receive the Cash Consideration and shall be subject to the pro-ration described above.

The special resolution approving the Arrangement must be approved by 66⅔% of the votes cast by Oiltec Shareholders and Oiltec Optionholders voting in person or by proxy at the Oiltec Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all necessary regulatory approvals.

Peters & Co. Limited ("**Peters**") has provided our Board with the opinion that the Arrangement is fair, from a financial point of view, to Oiltec Shareholders. **Our Board, based upon its own investigations, including its consideration of the fairness opinion of Peters, has concluded that the Arrangement is fair to Oiltec Shareholders and Oiltec Optionholders and that the Arrangement is in the best interests of Oiltec as well as the Oiltec Shareholders and Oiltec Optionholders and has unanimously approved the Arrangement and unanimously recommends that Oiltec Shareholders and Oiltec Optionholders vote in favour of the Arrangement.** Our management and directors who own approximately 13.9% of the outstanding Oiltec Common Shares have entered into agreements to vote in favour of the Arrangement.

The accompanying Information Circular provides a detailed description of the Arrangement, Oiltec, Forte and the other matters to come before the Oiltec Meeting. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, income tax or other professional advisor.

To be represented at the Oiltec Meeting, you must either attend the Oiltec Meeting in person or complete and sign the enclosed form of proxy and forward it so as to reach or be deposited with the Secretary of Oiltec, c/o Computershare Trust Company of Canada ("**Computershare**") at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 4:30 p.m. (Toronto time) on the second last business day prior to the Oiltec Meeting or any adjournment thereof. An envelope addressed to Computershare is enclosed for your convenience.

If you are a non-registered holder of Oiltec Common Shares and have received these materials from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do so may result in your Oiltec Common Shares not being eligible to be voted at the Oiltec Meeting.

Yours very truly,

(signed) "Richard A. Schuster"
Richard A. Schuster
President and Chief Executive Officer
Oiltec Resources Ltd.

(signed) "Lynn C. Dudley"
Lynn C. Dudley
Chief Financial Officer
Oiltec Resources Ltd.

OILTEC RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF HOLDERS OF COMMON SHARES AND OPTIONS

TO BE HELD JUNE 22, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated May 21, 2004, an annual and special meeting (the "**Oiltec Meeting**") of the holders ("**Oiltec Shareholders**") of common shares ("**Oiltec Common Shares**") and holders ("**Oiltec Optionholders**") of options ("**Oiltec Options**") to purchase Oiltec Common Shares of Oiltec Resources Ltd. ("**Oiltec**") will be held in the Bonavista Room of The Westin Calgary, 320 – 4th Avenue S.W., Calgary, Alberta on Tuesday, June 22, 2004 at 9:30 a.m. (Calgary time) for the following purposes:

1. to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "**Oiltec Arrangement Resolution**"), the full text of which is set forth in Appendix C to the accompanying information circular and proxy statement dated May 21, 2004 (the "**Information Circular**") to approve a plan of arrangement (the "**Arrangement**") under section 193 of the *Business Corporations Act* (Alberta) involving Oiltec and Forte Resources Inc., all as more particularly described in the Information Circular;

2. to receive and consider the consolidated financial statements of Oiltec for the year ended December 31, 2003, together with the report of the auditors and the report of the Board of Directors;

3. to fix the number of directors to be elected at the Oiltec Meeting at 7 members;

4. to elect 7 directors of Oiltec;

5. to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

6. to transact such further and other business as may properly be brought before the Oiltec Meeting or any adjournment thereof.

Specific details of the matters to be put before the Oiltec Meeting are set forth in the Information Circular.

The record date for determination of Oiltec Shareholders and the Oiltec Optionholders entitled to receive notice of and to vote at the Oiltec Meeting is May 21, 2004. Only holders of Oiltec Common Shares and Oiltec Options of record on the close of business on that date will be entitled to receive notice of and to vote at the Oiltec Meeting, provided that, to the extent an Oiltec Shareholder transfers the ownership of any Oiltec Common Shares after such date and the transferee of those Oiltec Common Shares establishes ownership of such Oiltec Common Shares and demands, not later than 10 days before the Oiltec Meeting, to be included in the list of Oiltec Shareholders eligible to vote at the Oiltec Meeting, such transferee will be entitled to vote those Oiltec Common Shares at the Oiltec Meeting. Oiltec Optionholders will only be entitled to vote at the Oiltec Meeting in respect of such Oiltec Options to the extent that such Oiltec Options remain outstanding at the time of the Oiltec Meeting and have not been exercised, expired or otherwise terminated prior thereto.

Registered Oiltec Shareholders and Oiltec Optionholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Oiltec Common Shares and Oiltec Options in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. An Oiltec Shareholder's and Oiltec Optionholders right to dissent is more particularly described in the Information Circular. Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.

A registered Oiltec Shareholder or Oiltec Optionholder may attend the Oiltec Meeting in person or may be represented by proxy. Oiltec Securityholders who are unable to attend the Oiltec Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Oiltec Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 4:30 p.m. (Toronto time) on the second last business day prior to the Oiltec Meeting or any adjournment thereof.

If you are an unregistered holder of Oiltec Common Shares and receive these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you in accordance with the instructions provided therein.

Dated at Calgary, Alberta, this 21st day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF OILTEC RESOURCES LTD.

(signed) "Richard A. Schuster"
Richard A. Schuster
President and Chief Executive Officer
Oiltec Resources Ltd.

Action No. 0401-07986

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING OILTEC RESOURCES LTD., FORTE RESOURCES INC. AND THE SECURITYHOLDERS OF OILTEC RESOURCES LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "**Court**") on behalf of Oiltec Resources Ltd. ("**Oiltec**") and with respect to a proposed arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving Oiltec, Forte Resources Inc. ("**Forte**"), and the holders of common shares and options to purchase common shares of Oiltec (collectively, the "**Oiltec Securityholders**"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Oiltec dated May 21, 2004, accompanying this Notice of Petition. At the hearing of the Petition, Oiltec intends to seek:

1. a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

2. a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms; and

3. such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the presiding Justice in Chambers at the Court House, 611 - 4th Street S.W., Calgary, Alberta, Canada, on Wednesday, June 23, 2004 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. **Any Oiltec Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Oiltec Securityholder or other interested party files with the Court and serves upon Oiltec and Forte, on or before June 17, 2004, a notice of intention to appear setting out such Oiltec Securityholder's or interested party's address for service and indicating whether such Oiltec Securityholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court.** Service on Oiltec is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Oiltec Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated May 21, 2004, has given directions as to the calling and holding of an annual and special meeting of the Oiltec Securityholders for the purpose of such Oiltec Securityholders voting upon, among other things, a special resolution to approve the Arrangement and, in particular, has directed that holders of common shares of Oiltec shall have the right to dissent under the provisions of Section 191 of the ABCA upon compliance with the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, with respect to the distribution of securities of Forte pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Oiltec Securityholder or other interested party requesting the same by the undermentioned solicitors for Oiltec upon written request delivered to such solicitors as follows:

Solicitors for Oiltec:

Burnet, Duckworth & Palmer LLP
Suite 1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Shannon Wray

DATED at the City of Calgary, in the Province of Alberta, this 21st day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF OILTEC RESOURCES LTD.

(signed) "Richard A. Schuster"
Richard A. Schuster
President and Chief Executive Officer
Oiltec Resources Ltd.

(signed) "Lynn C. Dudley"
Lynn C. Dudley
Chief Financial Officer
Oiltec Resources Ltd.

TABLE OF CONTENTS

Page

APPENDICES

ENCLOSURES

INFORMATION CIRCULAR AND PROXY STATEMENT

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Oiltec for use at the Oiltec Meeting to be held on June 22, 2004, and any adjournment thereof. No person has been authorized to give any information or make any representations in connection with the Arrangement or other matters to be considered at the Oiltec Meeting other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Forte contained in this Information Circular has been provided by Forte. Although Oiltec has no knowledge that would indicate that any of such information is untrue or incomplete, Oiltec does not assume any responsibility for the accuracy or completeness of such information or the failure by Forte to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Oiltec.

The Oiltec Meeting has been called for the purpose of, among other things, considering and if deemed advisable, passing the Arrangement Resolution approving the Arrangement.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule "A" to Appendix A to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms". In this Information Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Information contained in this Information Circular is given as of May 21, 2004, unless otherwise specifically stated. Details of the Arrangement are set forth below under "*Part I – The Arrangement*". For details of the matters to be considered by Oiltec Securityholders, see "*Part II – Matters to be Considered at the Oiltec Meeting*".

WE ARE NOT GIVING YOU LEGAL, TAX OR INVESTMENT ADVICE, AND URGE YOU TO CONSULT YOUR OWN ADVISORS.

ALL OILTEC COMMON SHAREHOLDERS NOT RESIDENT IN CANADA ARE URGED TO CONSULT AND RELY ON THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES IN THEIR OWN JURISDICTIONS.

INFORMATION FOR UNITED STATES SHAREHOLDERS

Forte Common Shares to be issued to Oiltec Common Shareholders under the Arrangement have not been registered under the United States *Securities Act of 1933*, as amended (the "**1933 Act**"), and are being issued in reliance on the exemption from registration requirements set forth in Section 3(a)(10) thereof. Accordingly, Forte Common Shares received in the Arrangement by persons who, immediately prior to the Arrangement, were "affiliates" (generally, controlling persons or members of a control group) of Oiltec or Forte, or persons who, after the Arrangement, are "affiliates of Forte" are subject to restrictions on resale under the 1933 Act. See "*Part I – The Arrangement – Other Legal Matters – Resale of Forte Common Shares*". Forte Common Shares will not be listed for trading on any United States stock exchange.

The solicitation of proxies by means of this Information Circular is not subject to the requirements of Section 14(a) of the United States *Securities Exchange Act of 1934*, as amended (the "**1934 Act**"). Accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Oiltec Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial statements of

Oiltec and Forte included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies.

Likewise, information concerning assets and operations of Forte and Oiltec contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. For example, the United States Securities and Exchange Commission (the "SEC") permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain terms may be used in this Information Circular and the documents appended hereto or incorporated herein by reference to describe Forte's and Oiltec's reserves, such as "risked probable reserves" or "established reserves," that the SEC's guidelines strictly prohibit from including in filings with the SEC. Moreover, "proved reserves" are calculated in accordance with Canadian practices using forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of U.S. domestic companies subject to SEC reporting and disclosure requirements.

Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in Canadian dollars. The following tables set forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such period; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Year ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Rate at end of period	$0.7738	$0.6329	$0.6279	$0.6669	$0.6925
Average rate during period	$0.7205	$0.6368	$0.6444	$0.6725	$0.6745
High	$0.7738	$0.6612	$0.6697	$0.6969	$0.6925
Low	$0.6350	$0.6209	$0.6241	$0.6410	$0.6535

The rate at the end of the period, the average rate during the period, the high and the low for the first three months of 2004 were $0.7634, $0.7544, $0.7880 and $0.7418, respectively. On May 20, 2004 the noon buying rate for $1.00 Canadian was $0.7297 United States.

Oiltec Shareholders in the United States should be aware that the tax consequences to them of the Arrangement under United States law are not described in this Information Circular. They are advised to consult their tax advisors to determine the particular tax consequences to them.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that both Forte and Oiltec are organized under the laws of a jurisdiction outside the United States, that their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Forte, Oiltec and such persons may be located outside the United States.

FORTE COMMON SHARES TO BE DISTRIBUTED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY

OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this Information Circular, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Oiltec believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Information Circular, should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in the documents incorporated by reference into this Information Circular, as the case may be.

In particular, this Information Circular, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the size of the reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Information Circular:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and gas operations;
- uncertainties associated with estimating reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors" set forth in "*Part V – Other Matters*" to this Information Circular.

These factors should not be construed as exhaustive. Oiltec does not undertake any obligation to publicly update or revise any forward-looking statements.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof. Terms and abbreviations used in the Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Amalco**" means the entity resulting from the proposed amalgamation of Oiltec and Post-Amalgamation of Forte Oil following the completion of the Arrangement;

"**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of April 30, 2004, between Oiltec and Forte, pursuant to which Oiltec and Forte have proposed to implement the Arrangement, a copy of which is attached as Appendix A to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix C to this Information Circular to be voted upon by Oiltec Securityholders at the Oiltec Meeting;

"**ARTC**" means the Alberta Royalty Tax Credit;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made, giving effect to the Arrangement;

"**Board of Directors**" means the board of directors of Forte or Oiltec, as applicable;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**Cash Consideration**" means cash consideration of $1.40 per share to be paid by Forte pursuant to Section 2.2 (a)(i) of the Plan to an Oiltec Shareholder to acquire Oiltec Common Shares;

"**Certificate of Arrangement**" means the certificate to be issued by the Registrar pursuant to subsection 193(11) of the ABCA in respect of the Arrangement or, if no such certificate is to be issued, the proof of filing in respect of the Arrangement;

"**Confidentiality Agreements**" means the confidentiality agreements dated March 8 and April 23, 2004 between Oiltec and Forte;

"**control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depository**" means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal and Election Form;

"**Dissent Rights**" means the right of a Registered Holder of Oiltec Common Shares pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

"**Dissenting Shareholder**" means a Registered Holder of Oiltec Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

"**Effective Date**" means the date of registration or filing indicated upon the Certificate of Arrangement;

"**Effective Time**" means 4:30 p.m. (Calgary time) on the Effective Date;

"**Election Deadline**" means 4:30 p.m. (Toronto time) on the third Business Day immediately prior to the date of the Oiltec Meeting or, if such meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned meeting, being the deadline for Oiltec Securityholders to elect to receive the Cash Consideration and/or the Share Consideration under the Arrangement;

"**Employment Agreements**" means the agreements between Oiltec and each of Richard A. Schuster, D. Mark Mawdsley, Robert Stanton and Lynn C. Dudley regarding their respective employment with Oiltec dated November 24, 1997, November 24, 1997, January 7, 1998, and November 24, 1997, respectively;

"**Final Order**" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Time, or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"**Forte**" means Forte Resources Inc., a corporation organized under the ABCA;

"**Forte Assets**" means all of the assets and properties of Forte and the Forte Subsidiaries, on a consolidated basis;

"**Forte Break Fee**" means $1.8 million payable by Oiltec to Forte in certain events as set forth in the Arrangement;

"**Forte Common Shares**" means common shares in the capital of Forte;

"**Forte Counsel**" means Burnet, Duckworth & Palmer LLP, or such other legal counsel as may be designated by Forte;

"**Forte Oil**" means Forte Oil Corporation, a corporate organized under the ABCA;

"**Forte Options**" means outstanding options to purchase Forte Common Shares;

"**Forte Net Debt**" means the aggregate of (i) bank debt plus (ii) working capital deficiency (or less working capital surplus), calculated in accordance with Canadian generally accepted accounting principles and for greater certainty does not include any debt incurred to fund the Purchase Funds;

"**Forte Performance Shares**" means the first preferred shares, series 1 of Forte;

"**Forte Reserves Report**" means the report of Sproule dated May 20, 2004 evaluating certain of Forte's oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves, effective April 30, 2004;

"**Forte Subsidiaries**" means Post-Amalgamation Forte Oil, the Partnership, Denison Resources Inc. and Denison Resources Holding Corporation;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Holder**" means a Person who is the beneficial owner of securities;

"**Information Circular**" means this information circular and proxy statement;

"**Interim Order**" means the Interim Order of the Court dated May 21, 2004 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Oiltec Meeting and issued pursuant to the petition of Oiltec therefor, a copy of which order is attached as Appendix B to this Information Circular;

"**Joint Tax Election**" means the joint tax election under Section 85 of the Tax Act described in "*Part I – The Arrangement – Canadian Federal Income Tax Considerations*";

"**Joint Tax Election Alternative**" means the election made by an Oiltec Shareholder to exchange their Oiltec Common Shares on the basis that each Oiltec Common Share held by such Oiltec Shareholder be exchanged for a combination of cash and Forte Common Shares;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which an Oiltec Shareholder is required to deliver certificates representing Oiltec Common Shares and make certain elections, if desired;

"**materially adverse**" means any event, change, effect or circumstance (on both an individual and cumulative basis) that might reasonably be expected to deter an acquiror of Oiltec or Forte, as the case may be, from acquiring such entity, or cause a reasonable acquiror to reduce the purchase price to be paid for Oiltec by $2,000,000 or more or Forte by $3,000,000 or more, respectively;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licences, permits, leases, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Party hereto or its subsidiaries, which is materially adverse to the business, operations or financial condition of that party and its subsidiaries taken as a whole, or the Oiltec Assets or Forte Assets, as the case may be, but "**Material Adverse Change**" shall not include a change (i) that results from conditions affecting the oil and gas industry in Western Canada generally; or (ii) that is, or is a direct consequence of an operation that is consented to by the other Party hereto as evidenced by a written agreement among the Parties; or (iii) that has been: (A) publicly disclosed or (B) provided to the other Party in writing, in each case prior to April 30, 2004; provided, however, that there will not be deemed to be a Material Adverse Change unless such change or changes in aggregate relates to one or more adverse changes from a financial point of view of at least $2,000,000 in the case of Oiltec and $3,000,000 in the case of Forte;

"**Maximum Cash**" means the maximum amount of cash available for election by all holders of Oiltec Common Shares, in aggregate, as provided in Section 2.2(b)(i) of the Plan;

"**Maximum Shares**" means the maximum number of Forte Common Shares available for election by all holders of Oiltec Common Shares, in aggregate, as provided in Section 2.2(b)(ii) of the Plan;

"**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

"**NAFTA**" means the North American Free Trade Agreement;

"**NEB**" means the National Energy Board;

"**Net**" means:

(a) in relation to Oiltec's or Forte's interest in production and reserves, Oiltec's or Forte's interest (operating and non-operating) share after deduction of royalty obligations, plus Oiltec's or Forte's royalty interest in production or reserves;

(b) in relation to wells, the number of wells obtained by aggregating Oiltec's or Forte's working interest in each of its gross wells; and

(c) in relation to Oiltec's or Forte's interest in a property, the total area in which Oiltec or Forte has an interest multiplied by the working interest owned by Oiltec or Forte;

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Notice of Oiltec Meeting**" means the Notice of Annual and Special Oiltec Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Oiltec to the Court for the Final Order which accompanies this Information Circular;

"**Oiltec**" means Oiltec Resources Ltd., a corporation incorporated pursuant to the ABCA;

"**Oiltec Assets**" means all of the assets and properties of Oiltec including the Tax Pools of Oiltec;

"**Oiltec Break Fee**" means $900,000 payable by Forte to Oiltec in certain events as provided in Section 9.2 hereof;

"**Oiltec Common Shares**" means common shares in the capital of Oiltec;

"**Oiltec Counsel**" means Burnet, Duckworth & Palmer LLP, or such other legal counsel as may be designated by Oiltec;

"**Oiltec Fairness Opinion**" means the opinion of Peters & Co. Limited dated May 20, 2004 that the Arrangement is fair, from a financial point of view, to Oiltec Shareholders, a copy of which is attached as Appendix H to this Information Circular;

"**Oiltec Lock-up Agreements**" means the lock-up agreements entered into by the Oiltec Principal Shareholders pursuant to which such shareholders agreed to vote in favour of the Arrangement;

"**Oiltec Meeting**" means the annual and special meeting of Oiltec Securityholders to be held on June 22, 2004 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution and the other matters referred to in the Notice of Oiltec Meeting;

"**Oiltec Net Debt**" means the aggregate (i) bank debt plus (ii) working capital deficiency (or less working capital surplus), calculated in accordance with Canadian generally accepted accounting principles and for greater clarity excludes the Oiltec Severance and Advisory Costs;

"**Oiltec Option**" means an option to purchase Oiltec Common Shares granted under the Oiltec Stock Option Plan, or "**Oiltec Options**" means, collectively, all outstanding Oiltec Options, to purchase Oiltec Common Shares granted under the Oiltec Stock Option Plan;

"**Oiltec Optionholders**" means holders of Oiltec Options;

"**Oiltec Principal Shareholders**" means all of the directors and officers and certain other Oiltec Shareholders holding in the aggregate approximately 13.9% of the outstanding Oiltec Common Shares;

"**Oiltec Securities**" means the Oiltec Common Shares and the Oiltec Options;

"**Oiltec Securityholders**" means the Oiltec Shareholders and the Oiltec Optionholders;

"**Oiltec Shareholders**" means the holders of Oiltec Common Shares;

"**Oiltec Take-Over Proposal**" means any take-over bid or offer for 30% or more of the issued and outstanding Oiltec Common Shares or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Oiltec or any Oiltec Subsidiary or any proposal or offer to acquire in any manner a 25% or greater equity or beneficial interest in, or a material amount of the assets of, Oiltec, other than pursuant to the Arrangement;

"**Parties**" means Forte and Oiltec; and "**Party**" means any one of them;

"**Partnership**" means Denison Resources Partnership;

"**Person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Schedule "A" to Appendix A to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Post-Amalgamation Forte Oil**" means post-amalgamation Forte Oil, the wholly-owned subsidiary of Forte following the Forte Oil Arrangement;

"**Pre-Amalgamation Forte Oil**" means Forte Oil Corporation prior to the Forte Oil Arrangement;

"**Purchase Funds**" means the aggregate cash amount required to purchase Oiltec Common Shares and the Oiltec Options pursuant to the terms of the Arrangement;

"**Record Date**" means the close of business on May 21, 2004;

"**Registered Holder**" means the Person whose name appears on the register of Oiltec as the owner of Oiltec Common Shares or owner of Oiltec Options, as the case may be;

"**Registrar**" means the Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Share Consideration**" means 0.45 of a Forte Common Share for each Oiltec Common Share to be issued by Forte pursuant to Section 2.2(a)(ii) of the Plan to an Oiltec Shareholder to acquire Oiltec Common Shares;

"**Sproule**" means Sproule Associates Limited;

"**Subsidiary**" means, when used to indicate a relationship with another body corporate,

(a) a body corporate which is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate each of which is controlled by that other, or

(b) a subsidiary of a body corporate that is the other's subsidiary;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1, 5th supplement, as amended, including the regulations promulgated thereunder.

"**Taxable Shareholder**" means an Oiltec Shareholder who is (i) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under the Tax Act, or (ii) a non-resident of Canada for the purposes of the Tax Act, whose Oiltec Common Shares constitute "taxable Canadian property" (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Oiltec Common Shares by reason of an exemption contained in an applicable income tax treaty, or (iii) a partnership if one or more members of the partnership are described in (i) or (ii);

"**Tax Election Date**" means the date that is 90 days following the Effective Date;

"**Tax Pools**" means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the Tax Act, and financing expenses referred to in Section 20(1)(e) of the Tax Act;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"**U.S. Shareholder**" means any Oiltec Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

"**1933 Act**" means the United States *Securities Act of 1933*, as amended; and

"**1934 Act**" means the United States *Securities Exchange Act of 1934*, as amended.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

ABBREVIATIONS

In this Information Circular, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids		Natural Gas	
bbl	barrel	mcf	thousand cubic feet
bbls	barrels	mmcf	million cubic feet
mbbls	thousand barrels	mcf/d	thousand cubic feet per day
mmbbls	million barrels	mmcf/d	million cubic feet per day
mstb	1,000 stock tank barrels	mmbtu	million British Thermal Units
bbls/d	barrels per day	bcf	billion cubic feet
bopd	barrels of oil per day	GJ	gigajoule
NGL	natural gas liquids	M	thousand
stb	standard tank barrels	MM	million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
boe/d	barrel of oil equivalent per day
m^3	cubic metres
mboe	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The information contained herein contains the term "cash flow from operations" which should not be considered as an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of Oiltec's performance. Oiltec presents cash flow from operations per share whereby per share amounts calculated are consistent with the calculation of earnings per share. Oiltec believes that in addition to net income, cash flow from operations and operating netback are useful supplemental measures as they demonstrate Oiltec's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Oiltec's performance. Oiltec's method of calculating these measures may differ from other companies and accordingly, may not be comparable to measures used by other companies. For these purposes, Oiltec defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netback as revenue less royalties and operating expenses.

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls oil	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometers	1.609
kilometres	miles	0.621
acres (Alberta)	hectares	0.400
hectares (Alberta)	acres	2.500
acres (British Columbia)	hectares	0.405
hectares (British Columbia)	acres	2.471

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Oiltec Meeting, Notice of Petition and this Information Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Oiltec Meeting

The Oiltec Meeting will be held in the Bonavista Room of The Westin Calgary, 320 – 4th Avenue S.W., Calgary, Alberta on Tuesday, June 22, 2004 at 9:30 a.m. (Calgary time), for the purposes set forth in the accompanying Notice of Oiltec Meeting. The business of the Oiltec Meeting will be to consider and vote upon the Arrangement Resolution approving the Arrangement. Oiltec Shareholders will also be asked to consider various other business matters. See "*Part I – The Arrangement*" and "*Part II – Matters to be Considered at the Oiltec Meeting*".

The Arrangement

The purpose of the Arrangement is to effect a reorganization that results in the exchange of Oiltec Common Shares for Forte Common Shares and/or cash. Immediately following the Arrangement, it is expected that Oiltec will amalgamate with Post-Amalgamation Forte Oil, a wholly-owned subsidiary of Forte.

Pursuant to the Arrangement, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) subject to pro-ration as set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive Cash Consideration, shall be and shall be deemed to be transferred by the Holders thereof, without any further act or formality on their part, to Forte against payment of the Cash Consideration for such Oiltec Common Share and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

(b) subject to pro-ration as set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive Share Consideration shall be and shall be deemed to be transferred by the Holders thereof, without any further act or formality on their part, to Forte and exchanged for 0.45 of a Forte Common Share and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

(c) subject to pro-ration as set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive a combination of cash and Forte Common Shares shall be and shall be deemed to be transferred by the Holders thereof to Forte and exchanged, without any further act or formality on their part, for payment of cash and a fraction of a Forte Common Share on the basis set forth in the Letter of Transmittal and Election Form, and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

(d) the maximum aggregate Cash Consideration that will be paid pursuant to the Arrangement shall be limited to the amount obtained by multiplying $11.864 million by the number obtained by dividing the difference between the number of Oiltec Common Shares outstanding immediately prior to the Effective Time and the number of Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights by the number of Oiltec Common Shares outstanding immediately prior to the Effective Time (the "**Maximum Cash**"). If the Cash Consideration that would otherwise be payable to Registered Holders of Oiltec Common Shares who have elected to receive any Cash Consideration exceeds the Maximum Cash, then the number of Oiltec Common Shares in respect of which Registered Holders who have elected to receive Cash Consideration shall be pro-rated and such Registered Holders shall be entitled to receive the balance owing to such Registered Holders in the form of Share Consideration. The pro-rating of Oiltec Common Shares will be calculated such that each Registered Holder of Oiltec Common Shares shall, if a fraction of a Oiltec Common Share would be tendered to Forte for Cash Consideration, tender to Forte the nearest whole number of Oiltec Common Shares (i.e., rounded up if a fraction of 0.5 or greater and rounded down if a fraction of less than 0.5);

(e) the maximum number of Forte Common Shares issued pursuant to the Arrangement shall be limited to the number obtained by adding 11,463,000 and the result obtained by multiplying 0.45 by the number of Oiltec Common Shares issued on exercise of options to acquire Oiltec Common Shares from May 1, 2004 until the day prior to the Effective Date (the "**Maximum Shares**"). If the Share Consideration that would otherwise be payable to Registered Holders of Oiltec Common Shares who have elected or are deemed to have elected to receive any Share Consideration exceeds the Maximum Shares, then, the number of Oiltec Common Shares in respect of which Registered Holders who have elected or are deemed to have elected to receive Share Consideration shall be pro-rated and such Registered Holders shall receive the balance owing to such Registered Holders in the form of Cash Consideration. The pro-rating of Oiltec Common Shares will be calculated such that each Registered Holder of Oiltec Common Shares shall, if a fraction of a Oiltec Common Share would be tendered to Forte for Share Consideration, tender to Forte the nearest whole number of Oiltec Common Shares (i.e., rounded up if a fraction of 0.5 or greater and rounded down if a fraction of less than 0.5); and

(f) every Oiltec Option (other than Oiltec Options held by Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Options) shall be and shall be deemed to be transferred to Oiltec without any act or formality on the part of Holders of Oiltec Options against payment to such Holders of an amount equal to $1.40 less the applicable exercise price per Oiltec Common Share under option and all Oiltec Options shall be deemed to be cancelled and terminated and cease to represent any right or claim whatsoever.

Where an Oiltec Shareholder receives both cash and Forte Common Shares, the Oiltec Shareholder shall transfer each Oiltec Common Share to Forte for a combination of cash and Forte Common Shares, with the cash portion of such consideration received by the Oiltec Shareholder for each Oiltec Common Share tendered being equal to the aggregate cash consideration received by the Oiltec Shareholder divided by the number of Oiltec Common Shares transferred by the Oiltec Shareholder.

The respective obligations of Forte and Oiltec to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. Upon all of the conditions being fulfilled or waived, Oiltec is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

Following completion of the Arrangement, Oiltec will amalgamate with Post-Amalgamation Forte Oil, a wholly-owned subsidiary of Forte, and:

(i) the Articles, by-laws, officers, directors and registered office of Amalco shall be the same as the Articles, by-laws, officers, directors and registered office of Post-Amalgamation Forte Oil prior to giving effect to such amalgamation;

(ii) the Oiltec Common Shares will be cancelled without any repayment of capital in respect of those shares; and

(iii) no securities of Forte Oil will be issued in connection with the amalgamation.

Effect of the Arrangement Upon Securityholders

Upon completion of the Arrangement, the former Oiltec Shareholders (other than the Dissenting Shareholders or those who received exclusively cash for their Oiltec Common Shares) will be holders of Forte Common Shares.

Assuming that there are no Dissenting Shareholders, that the minimum cash amount of approximately $8.7 million is elected, Oiltec Options are surrendered for cash prior to the Effective Time, there will be approximately 34,398,549 Forte Common Shares issued and outstanding immediately following the completion of the Arrangement. Former Oiltec Shareholders will hold approximately 11,463,000 Forte Common Shares immediately following completion of the Arrangement, representing approximately 33% of the issued and outstanding Forte Common Shares. Former holders of Forte Common Shares will hold approximately 22,935,549 Forte Common Shares immediately following completion of the Arrangement, representing approximately 67% of the issued and outstanding Forte Common Shares. See "*Part I – The Arrangement – Effect of Arrangement Upon Shareholders*" and "*Part III – Pro Forma Information After Giving Effect to the Arrangement*".

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a) the Arrangement must be approved by the Oiltec Securityholders in the manner set forth in the Interim Order;

(b) the Court must grant the Final Order approving the Arrangement;

(c) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d) the Final Order and the Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Oiltec Securityholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66⅔% of the aggregate votes cast by the Oiltec Securityholders present in person or by proxy at the Oiltec Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Oiltec Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix C to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

On May 21, 2004, Oiltec obtained the Interim Order providing for the calling and holding of the Oiltec Meeting and other procedural matters. The Interim Order is attached as Appendix B to this Information Circular.

Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Oiltec Meeting, Oiltec will make application to the Court for the Final Order at the Court House, 611 - 4th Street S.W.,

Calgary, Alberta on June 23, 2004, at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order accompanies this Information Circular.

Stock Exchange and Regulatory Approvals

The Oiltec Common Shares are listed and posted for trading on the TSX under the symbol "OLT". On April 30, 2004, the last trading day prior to the date of the announcement of the Arrangement, the closing price of the Oiltec Common Shares on the TSX was $1.36 per share.

The Forte Common Shares are listed and posted for trading on the TSX under symbol "FRZ". On April 30, 2004, the last trading day prior to the date of the announcement of the Arrangement, the closing price of the Forte Common Shares on the TSX was $3.19 per share. It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of Forte Common Shares to be issued pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date. See "*Part I - The Arrangement – Stock Exchange and Regulatory Approvals*".

Letter of Transmittal and Election Form

Oiltec Shareholders will be required to make an election whether to receive on completion of the Arrangement, either Forte Common Shares, cash or a combination of Forte Common Shares and cash. **Shareholders who do not deposit with the Depository, at one of the addresses noted in the form, a duly completed Letter of Transmittal and Election Form on or before 4:30 p.m. (Toronto time) on or before the third Business Day prior to the Oiltec Meeting or any adjournment thereof or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of such Holder's elections, will be deemed to have elected to receive Cash Consideration and shall be subject to the pro-ration set forth in the Arrangement. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular.** See "*Part I - The Arrangement – Letter of Transmittal and Election Form*".

Treatment of Options

Every Oiltec Option (other than Oiltec Options held by holders who have exercised dissent rights and who are ultimately entitled to be paid fair value for their Oiltec Options) shall be and shall be deemed to be transferred to Oiltec without any act or formality on the part of the holders of Oiltec Options against payment to such holders of an amount equal to $1.40 less the applicable exercise price per Oiltec Common Share under option and all Oiltec Options shall be deemed to be cancelled and terminated and cease to represent any right or claim whatsoever.

Lock-Up Agreements and Intention of Certain Shareholders

The Oiltec Principal Shareholders, who hold an aggregate of 4,402,303 Oiltec Common Shares (13.9% of the issued and outstanding Oiltec Common Shares) and 1,867,500 Oiltec Options (74.8% of the issued and outstanding Oiltec Options), have entered into Oiltec Lock-Up Agreements pursuant to which such holders have agreed to vote in favour of the Arrangement and to otherwise support the Arrangement, subject to the provisions of the Oiltec Lock-Up Agreements.

See "*Part I – The Arrangement – Background of the Arrangement*" and "*Part I – The Arrangement – Lock-Up Agreements and Intention of Certain Shareholders*".

Purpose and Benefits of the Arrangement

The purpose of the Arrangement is to create an operationally and financially strong oil and natural gas company with the technical and management capability to develop properties and execute transactions. The Board of Directors and management of Oiltec believe that the Arrangement provides a number of benefits for the Oiltec Securityholders including:

(a) broadened financial flexibility through the addition of Forte's oil and natural gas reserves and undeveloped lands and Forte's access to a variety of sources of corporate funding;

(b) Oiltec Shareholders are provided an opportunity for continued equity participation in the combined entity with the potential of a tax-free rollover or liquidity through receipt of the Cash Consideration;

(c) the combined entity will have a portfolio of focused domestic growth opportunities coupled with exposure to potentially high-return exploitation and exploration projects;

(d) the combined entity size may provide increased visibility with the investment community; and

(e) Forte's management and board has the appropriate experience to aggressively grow the combined entity and its portfolio of assets.

Recommendation of the Board of Directors of Oiltec

The Board of Directors has unanimously determined that the Arrangement is fair to Oiltec Securityholders, is in the best interests of Oiltec and Oiltec Securityholders, and should be placed before Oiltec Securityholders for their approval. The Board of Directors unanimously recommends that Oiltec Securityholders vote in favour of the Arrangement.

Oiltec Fairness Opinion

The Board of Directors has received the Oiltec Fairness Opinion from Peters & Co. Limited which concludes that, on the basis of certain assumptions and considerations set forth therein, the Arrangement is fair, from a financial point of view, to Oiltec Shareholders. **A copy of the Oiltec Fairness Opinion is attached to this Information Circular as Appendix H and should be read carefully and in its entirety.**

Canadian Federal Income Tax Considerations

This summary is applicable to Canadian resident Oiltec Shareholders who dispose of their Oiltec Common Shares pursuant to the Arrangement and who, at all relevant times, hold their Oiltec Common Shares as capital property and deal at arm's length with each of Forte and Oiltec.

Oiltec Shareholders who receive only cash for their Oiltec Common Shares will generally realize a capital gain (or capital loss) to the extent that the cash received exceeds (or is less than) the total of the adjusted cost base of their Oiltec Common Shares and their disposition expenses. Oiltec Shareholders who receive only Forte Common Shares for their Oiltec Common Shares may be entitled to defer any capital gain that they would otherwise realize on a disposition of such shares unless they choose to recognize such gain. An Oiltec Shareholder who receives a combination of cash and Forte Common Shares and who does not elect to exchange his Oiltec Common Shares under the Joint Tax Election Alternative will generally be regarded as having disposed of some Oiltec Common Shares entirely for cash and other Oiltec Common Shares entirely for Forte Common Shares. Such an Oiltec Shareholder will generally realize a capital gain (or capital loss) in respect of those Oiltec Common Shares disposed of for cash to the extent that the amount of cash received exceeds (or is less than) the total of the adjusted cost base of those Oiltec Common Shares disposed of for cash and their disposition expenses of those Oiltec Common Shares, and may be entitled to defer any capital gain that they would otherwise realize on a disposition of Oiltec Common Shares disposed of entirely for Forte Common Shares unless they choose to recognize such gain. An Oiltec Shareholder who elects to exchange his or her Oiltec Common Shares under the Joint Tax Election Alternative will generally realize a capital gain (or capital loss) to the extent that the consideration received exceeds (or is less than) the total of the adjusted cost base of their Oiltec Common Shares and their disposition expenses unless the Oiltec Shareholder makes a valid Joint Tax Election. An Oiltec Shareholder that makes a valid Joint Tax Election may be able to defer all or part of the gain that would otherwise be realized by the Oiltec Shareholder on the disposition of his Oiltec Common Shares. **Oiltec Shareholders are urged to consult their own tax advisors for advice with respect to their own particular circumstances.** See "*Part I – The Arrangement – Canadian Federal Income Tax Considerations – Residents of Canada*".

For information relative to non-residents of Canada, see "*Part I – The Arrangement – Canadian Federal Income Tax Considerations – Non-Residents of Canada*".

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement. If the Oiltec Meeting is held and the Arrangement Resolution is approved as required by the Interim Order, Oiltec will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on June 23, 2004, in form and substance satisfactory to Forte and Oiltec and all other conditions specified in the Arrangement Agreement are satisfied or waived, Forte and Oiltec expect the Effective Date will be June 23, 2004.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

Right of Dissent

Pursuant to the Interim Order, Registered Holders have the right to dissent with respect to the Arrangement Resolution if the President of Oiltec receives at the registered office of Oiltec prior to the Oiltec Meeting, or the Chairman of the Oiltec Meeting receives at or prior to the Oiltec Meeting, a written objection and such holder complies with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Oiltec Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices B and D for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. **Persons who are beneficial owners of Oiltec Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent**. Accordingly, a beneficial owner of Oiltec Common Shares desiring to exercise the right of dissent must make arrangements for such Oiltec Common Shares beneficially owned to be registered in such holder's name prior to the time the written objection to the resolution approving the Arrangement is required to be received by Oiltec, or alternatively, make arrangements for the Registered Holder to dissent on such holder's behalf. Pursuant to the Interim Order, an Oiltec Securityholder may not exercise the right of dissent in respect of only a portion of such holder's Oiltec Common Shares. See "*Part I – The Arrangement – Right of Dissent*".

It is a condition to the Arrangement that Oiltec Shareholders, holding not more than 5% of the Oiltec Common Shares, shall not have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See "*Part I – The Arrangement – Details of The Arrangement – Conditions to the Arrangement*".

Resale of Forte Common Shares

Forte Common Shares will, subject to certain conditions, be "freely tradable" in Canada but may be subject to restrictions on resale in the United States. See "*Part I – The Arrangement – Other Legal Matters – Resale of Forte Common Shares*".

Forte Resources Inc.

Forte is an Alberta-based public oil and natural gas company engaged in the exploration for, and the development and production of natural gas and crude oil.

Forte's head office is located at Suite 2450, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. See "*Information Concerning Forte Resources Inc.*" at Appendix F.

Oiltec Resources Ltd.

Oiltec is an Alberta-based public oil and natural gas company engaged in the exploration for, and the development and production of natural gas and crude oil.

The head and principal office of Oiltec is located at Suite 1825, 510 – 5th Street S.W., Calgary, Alberta, T2P 3S2. The registered office of Oiltec is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. See "*Information Concerning Oiltec Resources Ltd.*" at Appendix E.

Pro Forma Information After Giving Effect to the Arrangement

For pro forma information relating to Forte after giving effect to the Arrangement, see "*Part III – Pro Forma Information After Giving Effect to the Arrangement*" and "*Appendix G – Pro Forma Financial Statements*".

PART I - THE ARRANGEMENT

BACKGROUND OF THE ARRANGEMENT

On February 18, 2004, the Board of Directors of Oiltec announced that a special committee of the Board of Directors had been established and that Peters & Co. Limited had been retained as Oiltec's financial advisor to review and make recommendations on strategic alternatives to maximize the value of the Oiltec Common Shares. The special committee and Peters & Co. Limited conducted a process designed to solicit qualified interested parties for transaction proposals that could include the merger, sale or recapitalization of Oiltec or a sale of certain or all of Oiltec's assets. A data room containing detailed confidential operational and financial information was opened March 8, 2004. Interested parties that executed confidentiality agreements were provided access to the data room where they received a detailed management presentation on the exploration and development upside potential of Oiltec. The deadline for submission of transaction proposals was April 14, 2004.

On May 3, 2004, Oiltec and Forte jointly disclosed that they had entered into the Arrangement Agreement providing for the business combination contemplated by the Arrangement. The Arrangement has the unanimous support of the Board of Directors of both Forte and Oiltec.

On May 20, 2004 the Board of Directors met to consider the Arrangement and the Arrangement Agreement and unanimously determined that the Arrangement is fair to Oiltec Securityholders, is in the best interests of Oiltec and Oiltec Securityholders, and should be placed before Oiltec Securityholders for their approval. **The Board of Directors of Oiltec unanimously recommends that Oiltec Securityholders vote in favour of the Arrangement.**

In conjunction with the entering into of the Arrangement Agreement, the Oiltec Principal Shareholders who hold an aggregate of 4,402,303 Oiltec Common Shares (13.9% of those issued and outstanding) and 1,867,500 Oiltec Options (74.8% of those issued and outstanding), respectively entered into the Oiltec Lock-up Agreements.

On May 20, 2004, the Board of Directors approved this Information Circular and approved the application by Oiltec to the Court of Queen's Bench of Alberta for the Interim Order.

PURPOSE AND BENEFITS OF THE ARRANGEMENT

The purpose of the Arrangement is to create a financially strong oil and natural gas company with the technical and management capability to develop properties and execute transactions. The Board of Directors and management of Oiltec believe that the Arrangement provides a number of benefits for the Oiltec Shareholders including:

(a) broadened financial flexibility through the addition of Forte's oil and natural gas reserves and undeveloped lands and Forte's access to a variety of sources of corporate funding;

(b) Oiltec Shareholders are provided an opportunity for participation in the combined entity with the potential of a tax-free rollover or liquidity through receipt of the Cash Consideration;

(c) the combined entity will have a portfolio of focused domestic growth opportunities coupled with exposure to potentially high-return exploitation and exploration projects;

(d) the combined entity size may provide increased visibility with the investment community; and

(e) Forte's management and board has the appropriate experience to aggressively grow the combined entity and its portfolio of assets.

DETAILS OF THE ARRANGEMENT

The following is a summary only and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix A to this Information Circular.

The Arrangement Agreement

The purpose of the Arrangement is to effect a reorganization that results in the exchange of Oiltec Common Shares for Forte Common Shares and/or cash.

Pursuant to the Arrangement, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) subject to pro-ration set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive Cash Consideration, shall be and shall be deemed to be transferred by the Holders thereof, without any further act or formality on their part, to Forte against payment of the Cash Consideration for such Oiltec Common Share and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

(b) subject to pro-ration as set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive Share Consideration shall be and shall be deemed to be transferred by the Holders thereof to Forte and exchanged, without any further act or formality on their part, for 0.45 of a Forte Common Share and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

(c) subject to pro-ration as set forth below, every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive a combination of cash and Forte Common Shares shall be and shall be deemed to be transferred by the Holders thereof to Forte and exchanged, without any further act or formality on their part, for payment of cash and a fraction of a Forte Common Share on the basis set forth in the Letter of Transmittal and Election Form, and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

(d) the maximum aggregate Cash Consideration that will be paid pursuant to the Arrangement shall be limited to the amount obtained by multiplying $11.864 million by the number obtained by dividing the difference between the number of Oiltec Common Shares outstanding immediately prior to the Effective Time and the number of Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights by the number of Oiltec Common Shares outstanding immediately prior to the Effective Time (the "**Maximum Cash**"). If the Cash Consideration that would otherwise be payable to Registered Holders of Oiltec Common Shares who have elected to receive any Cash Consideration exceeds the Maximum Cash, then the number of Oiltec Common Shares in respect of which Registered Holders who have elected to receive Cash Consideration shall be pro-rated and such Registered Holders shall be entitled to receive the balance owing to such Registered Holders in the form of Share Consideration. The pro-rating of Oiltec Common Shares will be calculated such that each Registered Holder of Oiltec Common Shares shall, if a fraction of an Oiltec Common Share would be tendered to Forte for Cash Consideration, tender to Forte the nearest whole number of Oiltec Common Shares (i.e. rounded up if a fraction of 0.5 or greater and rounded down if a fraction of less than 0.5).

(e) the maximum number of Forte Common Shares issued pursuant to the Arrangement shall be limited to the number obtained by adding 11,463,000 and the result obtained by multiplying 0.45 by the number of Oiltec Common Shares issued on exercise of options to acquire Oiltec Common Shares from May 1, 2004 until

the day prior to the Effective Date (the "**Maximum Shares**"). If the Share Consideration that would otherwise be payable to Registered Holders of Oiltec Common Shares who have elected or are deemed to have elected to receive any Share Consideration exceeds the Maximum Shares, then, the number of Oiltec Common Shares in respect of which Registered Holders who have elected or are deemed to have elected to receive Share Consideration shall be pro-rated and such Registered Holders shall receive the balance owing to such Registered Holders in the form of Cash Consideration. The pro-rating of Oiltec Common Shares will be calculated such that each Registered Holder of Oiltec Common Shares shall, if a fraction of a Oiltec Common Share would be tendered to Forte for Share Consideration, tender to Forte the nearest whole number of Oiltec Common Shares (i.e. rounded up if a faction of 0.5 or greater and rounded down if a fraction of less than 0.5).

(f) Every Oiltec Option (other than Oiltec Options held by Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Options) shall be and shall be deemed to be transferred to Oiltec without any act or formality on the part of Holders of Oiltec Options against payment to such Holders of an amount equal to $1.40 less the applicable exercise price per Oiltec Common Share under option and all Oiltec Options shall be deemed to be cancelled and terminated and cease to represent any right or claim whatsoever;

Where an Oiltec Shareholder receives both cash and Forte Common Shares, the Oiltec Shareholder shall transfer each Oiltec Common Share to Forte for a combination of cash and Forte Common Shares, with the cash portion of such consideration received by the Oiltec Shareholder for each Oiltec Common Share tendered being equal to the aggregate cash consideration received by the Oiltec Shareholder divided by the number of Oiltec Common Shares transferred by the Oiltec Shareholder.

The respective obligations of Forte and Oiltec to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. Upon all of the conditions being fulfilled or waived, Oiltec is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

Following completion of the exchange of shares referred to above, Oiltec will amalgamate with Forte Oil, a wholly-owned subsidiary of Forte, and:

(i) the Articles, by-laws, officers, directors and registered office of Forte Oil shall be the same as the Articles, by-laws, officers, directors and registered office of Forte Oil prior to giving effect to such amalgamation;

(ii) the Oiltec Common Shares will be cancelled without any repayment of capital in respect of those shares; and

(iii) no securities of Forte Oil will be issued in connection with the amalgamation.

Fractional Shares

No certificates representing fractional Forte Common Shares will be issued under the Arrangement. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a Forte Common Share will receive the nearest whole number of Forte Common Shares.

Conditions to the Arrangement

The respective obligations of Forte and Oiltec to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. These conditions are described in the Arrangement Agreement and include:

(a) mutual closing conditions:

(i) the Arrangement, with or without amendment, shall have been approved as a special resolution at the Oiltec Meeting by the Oiltec Securityholders on or before July 15, 2004 in accordance with the provisions of the ABCA, the Interim Order and the requirements of any applicable regulatory authorities;

(ii) on or before July 29, 2004 the Final Order shall have been granted in form and substance satisfactory to Forte and Oiltec, each acting reasonably;

(iii) the Arrangement shall have become effective on or before July 30, 2004;

(iv) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(a) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

(b) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement;

(v) Oiltec and Forte shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated in the Arrangement Agreement on terms and conditions reasonably satisfactory to Oiltec and Forte, or any applicable waiting periods required in order to complete the transactions without any such consent, approval or authorization shall have expired; and

(vi) the TSX shall have conditionally approved the listing of Forte Common Shares to be issued pursuant to the Arrangement.

(b) closing conditions of Oiltec:

(i) the representations and warranties made by Forte in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date, or as otherwise contemplated therein), and Forte shall have provided to Oiltec a certificate of two officers of Forte certifying as to such matters on the Effective Date and Oiltec shall have no knowledge to the contrary;

(ii) Forte shall have provided Oiltec with opinions of Forte Counsel satisfactory to Oiltec and Oiltec Counsel, acting reasonably, dated the Effective Date and addressed to Oiltec and Oiltec Counsel opining to those matters set forth in the Arrangement Agreement;

(iii) Forte shall have complied in all material respects with its covenants in the Arrangement Agreement and Forte shall have provided to Oiltec a certificate of two officers of Forte certifying as to such compliance and Oiltec shall have no knowledge to the contrary;

(iv) there shall not have occurred any Material Adverse Change in respect of Forte or the Forte Assets;

(v) the Forte Net Debt does not exceed $9.5 million as at the Effective Date; and

(vi) the Purchase Funds and Forte Common Shares issuable pursuant to the Arrangement shall have been deposited with the Depository together with an irrevocable direction authorizing and directing the Depository to pay the Purchase Funds and issue Forte Common Shares issuable

pursuant to the Arrangement to the Oiltec Securityholders who are entitled to receive such funds and shares in accordance with the Arrangement;

(c) closing conditions of Forte:

(i) the representations and warranties made by Oiltec in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date or as otherwise contemplated therein) and Oiltec shall have provided to Forte a certificate of two officers of Oiltec certifying as to such matters on the Effective Date and Forte shall have no knowledge to the contrary;

(ii) Oiltec shall have provided Forte with opinions of Oiltec Counsel satisfactory to Forte Counsel, acting reasonably, dated the Effective Date and addressed to Forte and Forte Counsel, opining to those matters set forth in the Arrangement Agreement;

(iii) Oiltec shall have complied in all material respects with its covenants in the Arrangement Agreement and Oiltec shall have provided to Forte a certificate of two officers of Oiltec certifying as to such compliance and Forte shall have no knowledge to the contrary;

(iv) there shall not have occurred any Material Adverse Change in respect Oiltec or the Oiltec Assets;

(v) immediately prior to the Effective Time: (i) the aggregate number of Oiltec Common Shares issued and outstanding does not exceed 31,698,030 other than up to 2,497,500 Oiltec Common Shares issuable upon the exercise of Oiltec Options, of which 1,029,000 Oiltec Options are "in-the-money" based on a $1.40 per Oiltec Common Share transaction price; (ii) there are no other shares of Oiltec outstanding; and (iii) no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Oiltec Common Shares other than the Oiltec Options and Oiltec shall provide to Forte a certificate from Oiltec's registrar and transfer agent as to the issued and outstanding Oiltec Common Shares immediately prior to the Effective Date;

(vi) the aggregate severance, retention bonuses and all other payments (excluding salaries) paid or payable to directors, officers, employees and consultants of Oiltec under written contract (including the Employment Agreements and the Oiltec Employee Savings Plan) or otherwise from the date hereof to and including the Effective Date and the fees and expenses payable to Peters & Co. Limited, excluding GST, shall not exceed $2.2 million (collectively, the "Oiltec Severance and Advisory Costs") except as agreed to by Forte in writing and excluding any severance amounts payable to employees that are not parties to written employment agreements with Oiltec;

(vii) the Oiltec Net Debt does not exceed $15.5 million as at the Effective Date;

(viii) Oiltec's production of oil, natural gas and natural gas liquids for the period of May 1 through and including May 31, 2004 shall be not less than an average of 1,250 barrels of oil equivalent per day, converting natural gas to crude oil on a 6:1 basis;

(ix) holders of not more than 5% of the issued and outstanding Oiltec Common Shares shall have exercised Dissent Rights in relation to the Plan of Arrangement and Oiltec shall have provided to Forte a certificate of an officer of Oiltec certifying on the Effective Date the number of Oiltec Common Shares in respect of which, to such officer's knowledge, the holders thereof have exercised Dissent Rights;

(x) directors and senior officers of Oiltec holding not less than 4,000,000 of the issued and outstanding Oiltec Common Shares having entered into Oiltec Lock-up Agreements with Forte, in a form attached as Schedule "D" to the Arrangement Agreement;

(xi) the directors of Oiltec shall have adopted or approved all necessary resolutions and all other necessary corporate action shall have been taken by Oiltec to permit the consummation of the Arrangement;

(xii) the directors of Oiltec shall have tendered to Forte resignations and releases satisfactory to Forte acting reasonably and such releases and resignations to be effective immediately following the Effective Time.

There is no assurance that these conditions will be satisfied or waived on a timely basis.

Upon all of the conditions being satisfied or waived, Oiltec is required to seek and obtain the Final Order and then file a copy of the Final Order and the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors of Oiltec without further notice to or approval of the Oiltec Securityholders and subject to the terms of the Arrangement Agreement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix C to this Information Circular for the full text of the Arrangement Resolution.

Amendment and Termination of Arrangement Agreement

The Arrangement Agreement may be amended by the written agreement of Forte and Oiltec at any time before or after the Oiltec Meeting without further notice to or authorization from the Oiltec Securityholders and any such amendment may, without limitation: (i) change the time for performance of any of the obligations or acts of the parties thereto; (ii) waive any inaccuracies or modify any representation, term or provision contained therein or in any document delivered pursuant thereto; (iii) waive compliance with or modify any of the covenants or conditions contained in the Arrangement Agreement; or (iv) waive or modify performance of any of the obligations of the parties thereto, provided that no such amendment reduces or materially adversely affects the consideration to be received by the Oiltec Securityholders pursuant to the Arrangement.

Notwithstanding any other rights contained in the Arrangement Agreement, either Oiltec or Forte may terminate the Arrangement Agreement at any time prior to the Effective Date, upon notice to the other party in the following circumstances:

(a) by mutual written consent of Forte and Oiltec;

(b) by either Forte or Oiltec, if the Interim Order is not granted on terms acceptable to Forte or Oiltec acting reasonably, or is set aside or modified in a manner unacceptable to Forte or Oiltec, acting reasonably, on appeal or otherwise;

(c) by either Forte or Oiltec, if the Arrangement is not approved by the Oiltec Securityholders in accordance with the terms of the Interim Order and all Applicable Laws on or before July 15, 2004;

(d) by either Forte or Oiltec, if the Final Order has not been granted in form and substance satisfactory to each of Forte and Oiltec, on or before July 30, 2004;

(e) by either Forte or Oiltec, in the event the Arrangement has not become effective on or before July 30, 2004;

(f) by Oiltec, if a circumstance giving rise to the payment of the Oiltec Break Fee has occurred;

(g) by Forte, if a circumstance giving rise to the payment of the Forte Break Fee has occurred;

(h) by Oiltec, in the event that the Board of Directors changes, withdraws or modifies its recommendation to Oiltec Securityholders to vote in favour of the Arrangement;

(i) by Oiltec, upon any other circumstances under the Arrangement Agreement that give rise to a termination of the Arrangement Agreement by Oiltec, including those set forth in Sections 3.1 and 5.1 thereof;

(j) by Oiltec, in the event that the Board of Directors of Oiltec changes, withdraws or modifies its recommendation in Section 8.1(t) of the Arrangement Agreement and the Forte Break Fee has been paid; or

(k) by Forte, upon any other circumstances under the Arrangement Agreement that give rise to a termination of the Arrangement by Forte, including those set forth in Sections 4.1 and 5.1 thereof.

Oiltec and Forte have also agreed that neither Party may elect to terminate the Arrangement Agreement unless forthwith and in any event prior to the filing of the Final Order, the Party intending to rely thereon has delivered a written notice to the other Party setting out in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment or the applicable condition precedent or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter, no Party may terminate the Arrangement Agreement until the expiration of a period of 15 days from such notice.

Oiltec Take-Over Proposal

Pursuant to the Arrangement Agreement, Oiltec has agreed to immediately cease and cause to be terminated all existing discussions or negotiations or other proceedings initiated prior to April 30, 2004 and not directly or indirectly associated, issued or incurred any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to an Oiltec Take-Over Proposal from any person.

Notwithstanding such encumbrance, Oiltec and its officers, directors and advisors may enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after April 30, 2004, by Oiltec or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) unless the third party has first made a written *bona fide* Oiltec Take-Over Proposal which the Board of Directors of Oiltec determines in good faith;

(a) that funds or other consideration necessary for the Oiltec Take-Over Proposal are or are likely to be available;

(b) (after consultation with his financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Securityholders of Oiltec and the Arrangement; and

(c) after receiving the written advice of outside counsel or advice of outside counsel as reflected in the minutes of the Board of Directors of Oiltec, that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**").

The Arrangement Agreement also provides that Oiltec shall give Forte at least two business days advance notice of any position by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal and it shall and shall cause its financial and legal advisors to negotiate in good faith with Forte to make adjustments in the terms and conditions of the Arrangement Agreement as would enable it to proceed with the Arrangement as amended rather than the Superior Proposal. In the event that Forte proposes to amend the Arrangement Agreement and the Arrangement provides substantially equivalent or superior value to that provided under the Superior Proposal within the specified time, then Oiltec shall not enter into a definitive agreement regarding the Superior Proposal. For a complete description of the foregoing matter see Section 8.2 of the Arrangement Agreement attached to this Information Circular as Appendix "A".

Termination Fee Payable by Oiltec

Oiltec has agreed to immediately pay to Forte, the Forte Break Fee in the event that:

(a) the Board of Directors of Oiltec has failed to make or has withdrawn or changed any of its recommendations or determinations referred to in Sections 6.1(rr) and 8.1(t) of the Arrangement Agreement in a manner adverse to Forte or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Oiltec Take-Over Proposal is publicly announced, proposed, offered or made to the Oiltec Shareholders or to Oiltec: (i) prior to the Oiltec Meeting and the Oiltec Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval; or (ii) prior to the Effective Time, and, in either case, an Oiltec Take-Over Proposal is consummated on or before March 31, 2005;

(c) Oiltec accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement referred to in paragraph 8.2(a)(i)(B)) of the Arrangement Agreement to implement a Superior Proposal as such term is defined in Section 8.2(a)(i)(A) of the Arrangement Agreement; or

(d) there is a material breach or non performance by Oiltec of any provision of the Arrangement Agreement (that has not been waived by Forte in writing or cured within the cure period contemplated by Article 11 thereof) that makes it impossible or unlikely that all of the conditions to the Arrangement will be satisfied.

EFFECT OF THE ARRANGEMENT UPON SHAREHOLDERS

Upon completion of the Arrangement, the former Oiltec Securityholders (other than the Dissenting Shareholders or those who received exclusively cash for their Oiltec Common Shares) will be holders of Forte Common Shares.

Assuming that there are no Dissenting Shareholders, that the minimum cash amount of approximately $8.7 million is elected and that Oiltec Options are surrendered for cash prior to the Effective Time, there will be approximately 34,398,549 Forte Common Shares issued and outstanding immediately following the completion of the Arrangement. Former Oiltec Shareholders will hold approximately 11,463,000 Forte Common Shares immediately following completion of the Arrangement representing approximately 33% of the issued and outstanding Forte Common Shares. Former holders of Forte Common Shares will hold approximately 22,935,549 Forte Common Shares immediately following completion of the Arrangement, representing approximately 67% of the issued and outstanding Forte Common Shares. See also "*Part III – Pro Forma Information After Giving Effect to the Arrangement*" and "*Appendix G – Pro Forma Financial Statements*".

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

1. the Arrangement must be approved by the Oiltec Securityholders in the manner set forth in the Interim Order;

2. the Court must grant the Final Order approving the Arrangement;

3. all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

4. the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the ABCA must be filed with the Registrar.

Oiltec Securityholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66⅔% of the votes cast by Oiltec Securityholders present in person or by proxy at the Oiltec Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Oiltec Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix C to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

On May 21, 2004, Oiltec obtained the Interim Order providing for the calling and holding of the Oiltec Meeting and other procedural matters. The Interim Order is attached as Appendix B to this Information Circular.

The ABCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Oiltec Meeting, Oiltec will make application to the Court for the Final Order at the Court House, 611 - 4th Street S.W., Calgary, Alberta on June 23, 2004, at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order accompanies this Information Circular. Any Oiltec Shareholder, or other interested party desiring to support or oppose the Petition with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Oiltec on or before June 17, 2004, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Oiltec is required to be effected by service upon the solicitors for Oiltec: Burnet, Duckworth & Palmer LLP, Barristers & Solicitors, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Shannon Wray

Oiltec has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Oiltec Securityholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate.

Stock Exchange and Regulatory Approvals

The Arrangement Agreement provides that receipt of all regulatory approvals including, without limitation, the approval of the TSX and the *Autorité des marchés financiers*, is a condition precedent to the Arrangement becoming effective. There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Oiltec or Forte.

The Oiltec Common Shares are listed and posted for trading on the TSX under the symbol "OLT". On April 30, 2004, the last trading day prior to the date of the announcement of the Arrangement, the closing price of the Oiltec Common Shares on the TSX was $1.36 per share.

The Forte Common Shares are listed and posted for trading on the TSX under the symbol "FRZ". On April 30, 2004, the last trading day prior to the date of the announcement of the Arrangement the closing price of the Forte Common Shares on the TSX was $3.19 per share. The TSX has accepted notice of the Arrangement and the listing of up to an additional 11,463,000 Forte Common Shares subject to the receipt of certain documentation customary for a transaction of this nature within five business days of the Effective Date.

Letter of Transmittal and Election Form

Registered Holders of Oiltec Common Shares will be required to make an election whether to receive on completion of the Arrangement either Forte Common Shares, cash or a combination of Forte Common Shares and cash. Each Holder of Oiltec Common Shares entitled to make an election is required to do so by depositing, or by causing their agent or other representative to deposit, with the Depository prior to the Election Deadline a duly completed Letter of Transmittal and Election Form indicating such shareholder's election together with the certificates representing such Oiltec Common Shares or as otherwise provided in the Letter of Transmittal and Election Form. **Registered Holders who: (i) do not deposit with the Depository a duly completed Letter of Transmittal and Election Form prior to the Election Deadline; or (ii) otherwise fail to comply fully with the requirements of the Plan and the Letter of Transmittal and Election Form in respect of such shareholder's election shall be deemed to have elected to receive Cash Consideration and shall be subject to the pro-ration set forth in the Arrangement. Neither Oiltec, Forte or the Depository are liable for failure to notify Oiltec Shareholders, nor have any obligation to notify Oiltec Shareholders, who make a deficient deposit with the Depository. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular.**

Oiltec Shareholders whose Oiltec Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Oiltec Common Shares.

Any deposit of a Letter of Transmittal and Election Form and accompanying certificates, or other documentation as provided in the Letter of Transmittal and Election Form, shall be made at any of the offices of the Depository specified in the Letter of Transmittal and Election Form. **The use of mail to transmit certificates representing Oiltec Common Shares and the Letter of Transmittal and Election Form is at each Holder's risk. Oiltec recommends that such certificates and documents be delivered by hand to the Depository and a receipt therefor be obtained or that registered mail be used.**

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Oiltec Common Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or certificates pursuant to the Arrangement deliverable in accordance with such Registered Holder's Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash and/or certificates are to be delivered and issued shall, as a condition precedent to the delivery and issuance thereof, give a bond satisfactory to Forte, or its successor entity, and its transfer agent in such sum as Forte, or its successor entity, may direct, or otherwise indemnify Forte and its successor entity, in a manner satisfactory to Forte and its successor entity, against any claim that may be made against Forte, or its successor entity, with respect to the certificate alleged to have been lost, stolen or destroyed.

Any certificate which immediately prior to the Effective Time represented outstanding Oiltec Common Shares that has not been surrendered with all other instruments required by the Arrangement on or prior to the second anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against any Party. In such circumstances, the Person ultimately entitled to any certificate or cash amount hereunder shall be deemed to have surrendered such entitlement to Forte, or its successor entity, as applicable, together with all entitlement to dividends, distributions and cash thereon held for such former Holder for no consideration.

Treatment of Options

Every Oiltec Option (other than Oiltec Options held by holders who have exercised dissent rights and who are ultimately entitled to be paid fair value for their Oiltec Options) shall be and shall be deemed to be transferred to Oiltec without any act or formality on the part of the holders of Oiltec Options against payment to such holders of an amount equal to $1.40 less the applicable exercise price per Oiltec Common Share under option and all Oiltec Options shall be deemed to be cancelled and terminated and cease to represent any right or claim whatsoever.

LOCK-UP AGREEMENTS AND INTENTION OF CERTAIN SECURITYHOLDERS

The Oiltec Principal Shareholders, who hold an aggregate of 4,402,303 Oiltec Common Shares (13.9% of the issued and outstanding Oiltec Common Shares) and 1,867,500 Oiltec Options (74.8% of the issued and outstanding Oiltec Options), have entered into Oiltec Lock-Up Agreements pursuant to which such holders have agreed to vote in favour of the Arrangement and to otherwise support the Arrangement, subject to the provisions of the Oiltec Lock-Up Agreements.

The Oiltec Principal Shareholders may terminate their obligations under the Oiltec Lock-up Agreements in certain circumstances as outlined therein including, without limitation, in the event that the Arrangement Agreement is terminated in accordance with its terms.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the management of Oiltec, there is no material interest of any director or senior officer of Oiltec, or anyone who has held office as such since the beginning of Oiltec's last completed financial year or of any associates or affiliates of any of the foregoing in any matter to be acted upon at the Oiltec Meeting, other than as described below and elsewhere herein.

As at May 21, 2004, 31,698,030 Oiltec Common Shares and 2,497,500 Oiltec Options were issued and outstanding. As at May 21, 2004, the directors and executive officers of Oiltec, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 4,402,303 (13.9%) Oiltec Common Shares and, as a group, held 1,867,500 Oiltec Options (74.8% of the total outstanding Oiltec Options).

Oiltec has entered into employment agreements with each of its officers, which are more fully described in "*Appendix E – Information Concerning Oiltec Resources Ltd. – Executive Compensation – Employment Contracts*". Oiltec has also agreed to vest all unvested Oiltec Options effective as at the date of the mailing of this Information Circular and filing of this Information Circular on SEDAR.

None of the principal holders of Oiltec Common Shares or any director or officer of Oiltec, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that has materially affected, or will materially affect, Oiltec or any of its affiliates except as disclosed above or elsewhere in this Information Circular or the Appendices hereto.

OILTEC FAIRNESS OPINION

To assist it in determining whether to recommend the Arrangement to the Oiltec Securityholders, the Board of Directors retained Peters & Co. Limited ("**Peters & Co.**") to provide its opinion as to whether the Arrangement is fair, from a financial point of view, to the Oiltec Shareholders. Peters & Co. was retained to perform these services for the Board of Directors on the basis of its expertise in such matters. Peters & Co. is an independent, fully-integrated investment dealer providing advisory and capital market related services to Canadian resource related and industrial companies, with particular emphasis in the oil and gas industry. Peters & Co.'s services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. Peters & Co. and its principals have been involved in a wide range of transactions involving valuations of privately and publicly-traded Canadian companies and in providing fairness opinions in respect of such transactions.

Peters & Co. has advised the Board of Directors that it is not an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Oiltec or Forte or their affiliates or associates (collectively the "**Interested Parties**"). Except as financial advisor to the Board of Directors, neither Peters & Co. nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Arrangement. In consideration for its services, Oiltec agreed to pay fees to Peters & Co. and to indemnify it in respect of certain liabilities.

On May 20, 2004, Peters & Co. provided the Board of Directors with the Oiltec Fairness Opinion.

In the Oiltec Fairness Opinion, Peters & Co. concluded, on the basis of certain assumptions and considerations, that the Arrangement is fair, from a financial point of view, to Oiltec Shareholders.

A copy of the Oiltec Fairness Opinion is attached to this Information Circular as Appendix H and should be read carefully and in its entirety.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF OILTEC

At a meeting of the Board of Directors held prior to entering into the Arrangement Agreement, Oiltec considered the business combination with Forte on the terms and conditions as provided in the Arrangement Agreement. The Board of Directors unanimously determined that the Arrangement is fair to Oiltec Securityholders, is in the best interests of Oiltec and the Oiltec Securityholders and authorized the submission of the Arrangement to Oiltec Securityholders for approval and to the Court for the Final Order.

In coming to its conclusion and recommendations the Board of Directors considered, among others, the following factors:

1. the purpose and benefits of the Arrangement as outlined herein;
2. information concerning the financial condition, results of operations, business plans and prospects of Forte and Oiltec, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity; and
3. Oiltec Securityholders that oppose the Arrangement may, subject to compliance with certain conditions, dissent from the Arrangement Resolution and be entitled to be paid the fair value for their Oiltec Common Shares in accordance with Section 191 of the ABCA and the Interim Order.

The Board of Directors in the aggregate, holds or controls, an aggregate of 4,342,303 Oiltec Common Shares and 1,682,500 Oiltec Options. See *"Appendix F – Information Concerning Oiltec Resources Ltd. – Directors and Officers"*. See also *"Part I – The Arrangement – Interests of Certain Persons and Companies In Matters To Be Acted Upon"*.

The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement Agreement, the Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Board of Directors realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Board of Directors believes that the factors in favour of the transaction outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

The Board of Directors recommends that the Oiltec Securityholders vote in favour of the Arrangement Resolution.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Oiltec (referred to as "counsel"), the following is a summary of the principal Canadian federal income tax consequences under the Tax Act to Oiltec Shareholders of the exchange of Oiltec Common Shares under the Arrangement. This summary is restricted to Oiltec Shareholders who, at all relevant times, hold their Oiltec Common Shares as capital property for the purposes of the Tax Act and will not be affiliated with, and will deal at arm's length with, Oiltec and Forte. Generally, shares will be considered to be

held as capital property provided that the shareholder does not hold the shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Oiltec Shareholders who may not otherwise be considered to hold their Oiltec Common Shares as capital property may, in certain instances, be entitled to cause their Oiltec Common Shares to be deemed to be capital property by making the irrevocable election permitted under subsection 39(4) of the Tax Act in respect of all of their "Canadian securities".

The summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "**Tax Regulations**") that are in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations which have been publicly announced prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "**CRA**"). Other than the Proposed Amendments, this summary does not take into account any future changes to law or administrative practice, and is not exhaustive of all possible Canadian federal income tax considerations applicable to a particular Oiltec Shareholder and specifically does not take into account provincial, territorial or foreign income tax considerations.

This summary is not applicable to an Oiltec Shareholder that is a "financial institution" as defined in the Tax Act for the purposes of the mark-to-market rules or to an Oiltec Shareholder any interest in which is a "tax shelter investment" as defined in the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Oiltec Shareholder, and no representations with respect to the income tax consequences to any particular Oiltec Shareholder are made herein. Accordingly, Oiltec Shareholders should consult their own tax advisors for advice with respect to their own particular circumstances, including their place of residence and the application and effect of the income and other tax laws of any country, province, state or local tax authority. Advance income tax rulings have not been sought with respect to the tax consequences described below.

Oiltec Shareholders Resident in Canada

The following portion of the summary is applicable only to Oiltec Shareholders who are resident or deemed to be resident in Canada for the purposes of the Tax Act.

Under the Arrangement, Oiltec Shareholders have the right to elect (i) to exchange all of their Oiltec Common Shares exclusively for either Forte Common Shares ("**Shares Only**") or cash ("**Cash Only**"); (ii) to exchange some of their Oiltec Common Shares for cash and their remaining Oiltec Common Shares for Forte Common Shares (a "**Combination of Cash and Shares**"); or (iii) to exchange each of their Oiltec Common Shares for a combination of cash and Forte Common Shares (the "**Joint Tax Election Alternative**"). Oiltec Shareholders who do not specifically make an election in their Letter of Transmittal and Election Form to receive some portion of cash consideration will be deemed to have elected to receive Cash Only, subject to pro-rationing under the Arrangement. Oiltec Shareholders electing to receive Cash Only, a Combination of Cash and Shares or the Joint Tax Election Alternative may receive less cash than requested due to the pro-rating terms of the Arrangement. Oiltec Shareholders electing to receive Shares Only may, as a result of pro-rationing under the Arrangement, receive some cash. Such pro-rationing will impact the Oiltec Shareholder's ability to obtain an automatic tax deferred rollover in respect of all of his Oiltec Common Shares. Oiltec Shareholders are urged to consult their own tax advisors with respect to electing Cash Only, Shares Only, Combination of Cash and Shares or the Joint Tax Election Alternative.

Shareholders Receiving Cash Only, Shares Only or a Combination of Cash and Shares

Cash Only

Where an Oiltec Shareholder receives Cash Only under the Arrangement as consideration for all his Oiltec Common Shares, the Oiltec Shareholder will be regarded as disposing of those Oiltec Common Shares for proceeds of disposition equal to the aggregate amount of the cash so received.

An Oiltec Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any applicable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Oiltec Common Shares so disposed of to Forte. The adjusted cost base to an Oiltec Shareholder of each of his Oiltec Common Shares will be the average acquisition cost thereof. The treatment of capital gains and capital losses is described below under "*Capital Gains and Capital Losses*".

Shares Only

Subject to the application of section 85.1, of the *Tax* Act which is outlined below, where an Oiltec Shareholder receives Shares Only under the Arrangement as consideration for all his Oiltec Common Shares, the Oiltec Shareholder will be regarded as disposing of those Oiltec Common Shares for proceeds of disposition equal to the fair market value at the Effective Time of the Forte Common Shares so received.

An Oiltec Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any applicable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Oiltec Common Shares so disposed of to Forte. The adjusted cost base to an Oiltec Shareholder of each of his Oiltec Common Shares will be the average acquisition cost thereof. The treatment of capital gains and capital losses is described below under "*Capital* Gains *and Capital Losses*".

An Oiltec Shareholder who receives Shares Only under the Arrangement as consideration for Oiltec Common Shares may, under the provisions of section 85.1 of the Tax Act and provided that the terms and conditions thereof are satisfied, defer a capital gain or a capital loss that would otherwise be realized on the exchange.

In general, except where:

(a) such Oiltec Shareholder has, in that shareholder's income tax return for the year of sale, included any portion of the gain or loss otherwise determined from the disposition of such Oiltec Common Share,

(b) immediately after the exchange, such Oiltec Shareholder or persons with whom that shareholder does not deal at arm's length for purposes of the Tax Act or that shareholder together with such non-arm's length persons either controls or beneficially owns shares of the capital stock of Forte having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of Forte, or

(c) such Oiltec Shareholder and Forte have filed a joint election under section 85 of the Tax Act with respect to the exchanged Oiltec Common Shares,

the Oiltec Shareholder will be deemed pursuant to section 85.1 of the Tax Act to have disposed of those Oiltec Common Shares for proceeds of disposition equal to the adjusted cost base thereof immediately before the Effective Time and will be deemed to have acquired Forte Common Shares at a cost equal to such adjusted cost base.

The cost of each Forte Common Share acquired pursuant to the Arrangement must generally be averaged with the adjusted cost base of all other Forte Common Shares owned by the Oiltec Shareholder to determine the adjusted cost base to a Forte Common Shareholder of a Forte Common Share.

The provisions described above with respect to the deferral of a capital gain or a capital loss on a particular share will not apply to Oiltec Shareholders who elect to exchange their Oiltec Common Shares under the Joint Tax Election Alternative or who elect to include in their income for the year of disposition any portion of the gain or loss otherwise determined in respect of any Oiltec Common Shares. An Oiltec Shareholder who chooses to include any such amount in income will be deemed to have disposed of all Oiltec Common Shares exchanged for Forte Common Shares for proceeds of disposition equal to the fair market value of the Forte Common Shares received on the exchange and to have acquired such Forte Common Shares at a cost equal to their fair market value on the Effective Date. Under section 85.1 of the *Tax* Act it is not possible for an Oiltec Shareholder to elect such treatment on a portion only of the gain or loss otherwise realized on a disposition of Oiltec Common Shares. Oiltec Shareholders that may desire such treatment should consider electing to exchange their Oiltec Common Shares under the Joint Tax Election Alternative.

Shareholders Electing to Exchange Their Oiltec Common Shares under the Joint Tax Election Alternative

An Oiltec Shareholder who elects to exchange an Oiltec Common Share under the Joint Tax Election Alternative is entitled to make a Joint Tax Election with Forte. In the case of an Oiltec Shareholder who is a Taxable Shareholder, who elects to exchange his Oiltec Common Shares under the Joint Tax Election Alternative, and who makes a valid Joint Tax Election with Forte pursuant to section 85 of the Tax Act in respect of such exchange, the Oiltec Shareholder will be considered to have disposed of those Oiltec Common Shares for proceeds equal to the amount at which such Oiltec Shareholder and Forte elect in the Joint Tax Election. There are detailed rules set out in the Tax Act prescribing limits as to the amount at which an Oiltec Shareholder and Forte can elect in a Joint Tax Election. **Oiltec Shareholders are urged to consult their own tax advisors with respect to the Joint Tax Election.**

In general, the elected amount cannot be less than: (i) the amount of any cash received by the Oiltec Shareholder pursuant to the Arrangement; or (ii) the lesser of the adjusted cost base of such Oiltec Common Shares to such Oiltec Shareholder and the fair market value of such Oiltec Shareholder's Oiltec Common Shares at the time such shares are exchanged pursuant to the Arrangement. In addition, the elected amount cannot be greater than the fair market value of such Oiltec Common Shares at such time.

An Oiltec Shareholder who elects to exchange each of his Oiltec Common Shares under the Joint Tax Election Alternative and who fails to make a valid Joint Tax Election will be considered to have disposed of each such Oiltec Common Share for proceeds of disposition equal to the aggregate of the cash received and the fair market value at the Effective Time of the Forte Common Share so received from Forte on the exchange.

Shareholders who elect to exchange each of their Oiltec Common Shares under the Joint Tax Election Alternative will not be permitted to rely on the provisions of section 85.1 of the Tax Act. Consequently, Taxable Shareholders should consult their own tax advisors as to whether they should make a Joint Tax Election.

In order to make a Joint Tax Election, among other requirements, a duly completed Tax Election Filing Package together with any required supporting schedules must be signed and forwarded by a holder to Forte on or before the Tax Election Date. Forte will not execute any Joint Tax Election received by Forte after the Tax Election Date or if any of the conditions described above is not satisfied.

The Tax Election Filing Package consists of:

(a) two (2) copies of Federal Election Form T-2057 or, if the holder is a partnership as indicated on the Letter of Transmittal and Election Form, then two (2) copies of Federal Election Form T-2058; and

(b) a Tax Election Filing authorization letter, if applicable.

Upon receipt of a properly completed Tax Election Filing Package on or before the Tax Election Date, Forte agrees to make the Joint Tax Election at the amount(s) determined by the Taxable Shareholder subject to the limitations set out in subsections 85(1) and 85(2) of the Tax Act. Forte agrees only to execute any accepted Joint Tax Election and to forward such accepted Joint Tax Election by mail (within 30 days after the receipt thereby by Forte) to the appropriate tax authorities with a copy to the Taxable Shareholder making the election. Compliance with the requirements to ensure the validity of a Joint Tax Election will be the sole responsibility of the Taxable Shareholder making the election. Forte will not be responsible for the proper completion of any accepted Joint Tax Election and the Taxable Shareholder will be solely responsible for the payment of any late filing penalty. Accordingly, Forte will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any Joint Tax Election form or to properly file such form within the time prescribed and in the form prescribed under the Tax Act or the corresponding provisions of any applicable provincial tax legislation.

Forte will accept a Tax Election Filing Package only from Oiltec Shareholders that validly elect to exchange their Oiltec Common Shares under the Joint Tax Election Alternative.

In order for the CRA to accept a Tax Election Filing Package without a late filing penalty being paid by a Taxable Shareholder, the Tax Election Filing Package, duly completed and executed by both the Taxable Shareholder and

Forte, must be received by the CRA on or before the day that is the earliest of the days on or before which either Forte or the Taxable Shareholder is required to file an income tax return for the taxation year in which the disposition occurs. Forte is required to file an income tax return for the taxation year in which the disposition occurs on or before the day that is 180 days following the Arrangement. Taxable Shareholders should determine whether they may be required to forward their Tax Election Filing Package to Forte prior to the Tax Election Date in order to avoid late filing penalties.

It is the responsibility of any Oiltec Shareholder to provide to Forte any relevant provincial elections forms. Forte agrees to execute any properly completed provincial election form and forward such form to the relevant provincial tax authority.

Where Oiltec Common Shares are held in joint ownership and two or more of the co-owners wish to make a Joint Tax Election, one of the co-owners designated for such purpose should file the designation and a copy of the Federal Election Form T-2057 (and where applicable, the corresponding provincial form) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the Oiltec Common Shares are held as partnership property, a partner designated by the partnership must file one copy of Federal Election Form T-2058 on behalf of each member of the partnership (and where applicable, the corresponding form in duplicate with the provincial taxation authorities). Such Federal Election Form T-2058 (and corresponding provincial form, if applicable) must be accompanied by a list containing the name, address, social insurance number or account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

Capital Gains and Capital Losses

An Oiltec Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income and will generally be entitled to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") against taxable capital gains realized in the year of disposition, in accordance with the detailed rules of the Tax Act. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such taxation years, to the extent and under the circumstances as specified in the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a share by a corporation may be reduced by certain dividends previously received or deemed to have been received on such share or on another share for which such share was exchanged pursuant to certain tax-deferred rollover provisions. Any such reduction will not occur where the corporate shareholder owned the share continuously for 365 days or longer immediately before the disposition and such shareholder (together with any persons with whom it did not deal at arm's length for purposes of the Tax Act) did not own more than 5% of any class or series of shares in the capital stock of Oiltec at the time the relevant dividends were received or deemed to have been received. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns shares. Oiltec Shareholders to whom these rules may be relevant should consult their own advisors. Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. The Tax Act imposes a refundable tax of 6 2/3% on investment income earned by a Canadian controlled private corporation (other than dividends deductible in computing the corporation's taxable income). For this purpose investment income includes taxable capital gains.

Oiltec Optionholders

This portion of the summary is applicable to Oiltec Optionholders who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) are resident or deemed to be resident in Canada; (ii) are current or former employees, officers or directors of Oiltec; and (iii) receive the Oiltec Options from Oiltec in respect of, or in the course of, or by virtue of their positions as employees, officers or directors of Oiltec and who deal at arm's length with Oiltec ("**Employment Optionholders**").

On the exchange of an Oiltec Option for cash, an Employment Optionholder will be deemed to receive a benefit equal to the amount of such cash, minus the amount, if any, paid by the Employment Optionholder to acquire the

Oiltec Option. The amount of such benefit is required to be included in the income of the Employment Optionholder for the year of the exchange. The Employment Optionholder should generally receive a deduction in computing taxable income equal to one-half of such employment benefit, provided that: (i) the Oiltec Common Shares that would have been issued under the terms of the Oiltec Option would have been prescribed shares if issued at the time of the exchange; (ii) at the time that the agreement in respect of the issue of the Oiltec Option was made: (A) the amount payable under the Oiltec Option for the Oiltec Common Shares was not less than the amount by which the fair market value of such shares at the time that the Oiltec Option was granted exceeded any amount paid by the Employment Optionholder to acquire the Oiltec Option; and (B) the Employment Optionholder was dealing at arm's length with Oiltec and with any other person that did not deal at arm's length with Oiltec. Employment Optionholders are advised to consult their own tax advisors in light of their particular circumstances.

Oiltec Shareholders' Exercise of Dissent Rights

Oiltec Shareholders who exercise their dissent right and are paid the fair value of their shares will generally be considered to have disposed of their securities to Forte at the Effective Time. The amount received by Dissenting Shareholders (other than amounts awarded as interest) will constitute the proceeds of disposition for the shares for the purpose of computing the former holder's capital gain and capital loss.

Any interest awarded to a dissenting Oiltec Shareholder will be included in the Dissenting Shareholder's income.

Eligibility For Investment

The Forte Common Shares received by Oiltec Shareholders pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered retirement savings plans.

Oiltec Shareholders Not Resident in Canada

The following applies to Oiltec Shareholders who, for purposes of the Tax Act and at all relevant times, have not been resident in Canada at any time while they held their Oiltec Common Shares, do not carry on an insurance business in Canada, and do not use or hold and are not deemed to use or hold their Oiltec Common Shares in or in the course of a business carried on in Canada (referred to hereinafter as "**Non-Resident Shareholders**"). Special rules which are not discussed in this summary may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere.

Disposition of Oiltec Common Shares to Forte Pursuant to the Arrangement

Non-Resident Shareholders will be subject to taxation in respect of the disposition to Forte of their Oiltec Common Shares only to the extent such shares constitute "taxable Canadian property" as defined in the Tax Act. Generally speaking, Oiltec Common Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time and at no time during the sixty (60) month period immediately preceding the disposition of such shares did the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length for purposes of the Tax Act, or the Non-Resident Shareholder together with all such persons, own 25% or more of the issued shares of any class or series of shares in the capital stock of the issuer of the share held by the particular Oiltec Shareholder. A share may also be deemed to be taxable Canadian property where the Non-Resident Shareholder acquired or held the share in certain circumstances, including acquiring the share in consideration of the disposition of other taxable Canadian property to the issuer of such share.

In the event that the Oiltec Common Shares constitute taxable Canadian property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Arrangement, and a capital gain realized on the disposition of such taxable Canadian property is not exempt from tax under the Tax Act pursuant to the terms of an income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Oiltec Shareholders Resident in Canada". Accordingly, a Non-Resident

Shareholder holding Oiltec Common Shares may be entitled to make a Joint Tax Election under section 85 of the Tax Act in respect of the disposition of Oiltec Common Shares under the Arrangement provided that such Non-Resident Shareholder elects the Joint Tax Election Alternative. Similarly, any Non-Resident Shareholder may be entitled to the benefit of the automatic tax deferral provisions of section 85.1 of the Tax Act as described above where the Non-Resident Shareholder elects the Shares Only alternative. If a Joint Tax Election is made in respect of Oiltec Common Shares or if the automatic tax deferred rollover under section 85.1 applies, the Forte Common Shares received in exchange for Oiltec Common Shares that constituted taxable Canadian property to such Non-Resident Shareholder will be deemed to be taxable Canadian property to such Non-Resident Shareholder.

The cost of each Forte Common Share acquired pursuant to the Arrangement must generally be averaged with the adjusted cost base of all other Forte Common Shares owned by the Oiltec Shareholder to determine the adjusted cost base to an Oiltec Shareholder of a Forte Common Share.

Oiltec Shareholders' Exercise of Dissent Rights

Non-Resident Shareholders will not recognize a capital gain or capital loss upon the exercise of dissent rights unless their Oiltec Common Shares constitute taxable Canadian property. Where the Oiltec Common Shares of a dissenting Non-Resident Shareholder constitute taxable Canadian property to the holder and the Non-Resident Shareholder is paid the fair value of their Oiltec Common Shares, the amount received (excluding any amount which constitutes interest) will constitute the Non-Resident Oiltec Shareholder's proceeds of disposition for the purpose of computing any capital gain or capital loss. Any interest awarded to a dissenting Non-Resident Shareholder will be subject to withholding under Part XIII of the Tax Act. The rate of withholding under Part XIII is generally 25% of the gross amount of the relevant payment, subject to reduction in the event that the Non-Resident Shareholder resides in a jurisdiction with which Canada has an income tax convention and such Non-Resident Shareholder is entitled to the benefits of that convention.

The Canadian federal income tax considerations set forth above are for general information only.

Oiltec Shareholders are urged to consult their own tax advisors to determine the particular tax effects to them of the Arrangement, including under provincial and foreign tax legislation.

RIGHT OF DISSENT

The following description of the right of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Shareholder's Oiltec Securities and is qualified in its entirety by the reference to the full text of the Interim Order and Section 191 of the ABCA which are attached to this Information Circular as Appendices B and D, respectively. A registered Oiltec Securityholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of such section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Oiltec Securityholder is entitled, in addition to any other right such Holder may have, to dissent and to be paid by Oiltec, the fair value of the Oiltec Securities held by such Holder in respect of which such Holder dissents, determined as of the close of business on the last business day before the day on which the resolution from which such Holder dissents was adopted. A registered Oiltec Securityholder may dissent only with respect to all of the Oiltec Securities held by such Holder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Only registered holders of Oiltec Securities may dissent. Persons who are beneficial owners of Oiltec Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such Oiltec Common Shares. A registered Holder, such as a broker, who holds Oiltec Common Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights**

on behalf of such beneficial owners with respect to the Oiltec Common Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Oiltec Common Shares covered by it.

A Dissenting Securityholder must send to Oiltec, a written objection to the Arrangement Resolution, which written objection must be received by the President of Oiltec at its registered office, before the Oiltec Meeting or by the Chairman of the Oiltec Meeting at or before the Oiltec Meeting. An Oiltec Securityholder wishing to exercise the right to dissent with respect to such Holder's Oiltec Securities, shall not vote the Holders' Oiltec Securities at the Oiltec Meeting, either by the submission of a proxy or by personally voting, in favour of the Arrangement Resolution. An application may be made to the Court by Oiltec or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Oiltec Securities. If such an application to the Court is made by Oiltec or a Dissenting Securityholder, Oiltec must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the Board of Directors to be the fair value of the Oiltec Common Shares. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Oiltec is the applicant, or within 10 days after Oiltec is served with notice of the application, if an Oiltec Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Oiltec for the purchase of such Holder's Oiltec Securities in the amount of the offer made by Oiltec (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Oiltec Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Oiltec Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Oiltec, and in favour of each of those Dissenting Securityholders, and fixing the time within which Oiltec must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Oiltec Shareholder ceases to have any rights as an Oiltec Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Oiltec and the Dissenting Securityholder as to the payment to be made by Oiltec to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Oiltec Securityholder will cease to have any rights as an Oiltec Securityholder other than the right to be paid the fair value of such Holder's Oiltec Common Shares, in the amount agreed to between Oiltec and the Oiltec Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Oiltec Securityholder may withdraw their dissent, or Oiltec may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Oiltec Securityholder will be discontinued.

Oiltec shall not make a payment to a Dissenting Securityholder under Section 191 of the ABCA if there are reasonable grounds for believing that Oiltec is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Oiltec would thereby be less than the aggregate of its liabilities. In such event, Oiltec shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their Oiltec Common Shares, in which case the Dissenting Securityholder may, by written notice to Oiltec, within 30 days after receipt of such notice, withdraw such Holder's written objection, in which case Oiltec shall be deemed to consent to the withdrawal and such Oiltec Securityholder shall be reinstated with full rights as an Oiltec Securityholder, failing which such Dissenting Securityholder retains a status as a claimant against Oiltec, as applicable, to be paid as soon as Oiltec is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Oiltec, but in priority to its shareholders.

All Oiltec Common Shares held by Oiltec Shareholders who exercise their right of dissent will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Oiltec and cancelled in exchange for such fair value or will, if such Oiltec Shareholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be transferred to Forte in exchange for Forte Common Shares on the same basis as all other Oiltec

Shareholders . However, if the Share Maximum has been reached, then such Holder of Oiltec Common Shares shall not be entitled to receive Share Consideration.

The Arrangement Agreement provides that it is a condition to the Arrangement that holders of not greater than 5% of the outstanding Oiltec Common Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date. See "*Part I – Details of the Arrangement – Conditions to the Arrangement*".

TIMING

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement. If the Oiltec Meeting is held and the Arrangement Resolution is approved as required by the Interim Order, Oiltec will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on June 23, 2004, in form and substance satisfactory to Forte and Oiltec and all other conditions specified in the Arrangement Agreement are satisfied or waived, Forte and Oiltec expect the Effective Date will be June 23, 2004.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

EXPENSES OF THE ARRANGEMENT

The aggregate costs of Oiltec and Forte to be incurred relating to the Arrangement including, without limitation, accounting and legal fees, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Oiltec Meeting, excluding severance and retention bonus payments are estimated to be approximately $1,000,000. See "*Part I – The Arrangement – Interests of Certain Persons and Companies in Matters to be Acted Upon*".

OTHER LEGAL MATTERS

Resale of Forte Common Shares

Canada

Forte Common Shares to be issued to Oiltec Securityholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally be "freely tradable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling Oiltec Shareholder is an insider or an officer of the issuer, the selling Oiltec Shareholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

United States

Forte Common Shares received pursuant to the Arrangement may be resold without restriction by shareholders who were not an "affiliate" of Forte or Oiltec immediately before the Arrangement and who are not an "affiliate" of Forte after the Arrangement. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise. Oiltec Shareholders who were affiliates of either Oiltec or Forte immediately before the Arrangement or are affiliates of Forte after the Arrangement will be subject to resale restrictions under the 1933 Act. See also "*Information for United States Shareholders*".

Oiltec Shareholders residing elsewhere than in Canada are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

Legal Developments

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Oiltec for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application; however, there have not been, to the knowledge of Oiltec, any recent significant decisions.

Oiltec Shareholders should consult their legal advisers with respect to the legal rights available to them in relation to the Arrangement.

PART II – MATTERS TO BE CONSIDERED AT THE OILTEC MEETING

THE ARRANGEMENT

Oiltec Shareholder Approval Respecting the Arrangement

At the Oiltec Meeting, Oiltec Securityholders will be asked to consider the Arrangement Resolution in the form set forth in Appendix C of this Information Circular. Oiltec Securityholders are urged to review the various sections of this Information Circular when considering the Arrangement Resolution. In particular, see, "*Part I – The Arrangement*" and "*Appendix E – Information Concerning Forte Resources Inc.*". For information relating to the impact of the Arrangement on Oiltec and Forte, see "*Part III – Pro Forma Information After Giving Effect to the Arrangement*" and "*Appendix G – Pro Forma Financial Statements*".

The Arrangement Resolution must be approved by at least 66⅔% of the aggregate votes cast by Oiltec Securityholders who vote in person or by proxy at the Oiltec Meeting in respect of the resolution.

It is the intention of the Oiltec management designees in the enclosed form of proxy for the Oiltec Meeting, if named as a proxy, to vote in favour of the Arrangement Resolution, unless an Oiltec Shareholder has specified in its proxy that its Oiltec Common Shares are to be voted against the Arrangement Resolution.

OTHER BUSINESS

Approval of Financial Statements

At the Oiltec Meeting, the Oiltec Shareholders will receive and consider the audited financial statements of Oiltec for the fiscal year ended December 31, 2003, together with the auditors' report and the report of the Board of Directors. No vote by the Oiltec Shareholders with respect to this matter is required.

Election of Directors

At the Oiltec Meeting, Oiltec Shareholders will be asked to fix the number of directors to be elected at the Oiltec Meeting at 7 and to elect 7 directors. Each director elected at the Oiltec Meeting will hold office until the next annual meeting of the Oiltec Shareholders, or until his successor is duly elected or appointed. Such persons will only serve as directors of Oiltec if the Arrangement is not completed. Unless otherwise directed, it is the intention of management to vote the applicable form of proxy in favour of the election as directors of the seven nominees hereafter set forth:

Daryl E. Birnie	Glen D. Roanne
Stanley A. Church	Richard A. Schuster
Ed Chwyl	Charles M. Williams
D. Mark Mawdsley	

The names and municipalities of residence of the persons nominated for election as directors, the number of Oiltec Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Oiltec, the period served as director and the principal occupation of each is set forth under the heading "*Directors and Officers*" in "*Appendix E – Information Concerning Oiltec Resources Ltd.*" to this Information Circular.

Appointment of Auditors

Unless otherwise instructed, the form of proxy given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta as auditors of Oiltec to hold office until the close of the next annual general meeting of shareholders of Oiltec, at a remuneration to be fixed by the directors of Oiltec. PricewaterhouseCoopers LLP will only serve as auditors of Oiltec if the Arrangement is not completed.

PART III – PRO FORMA INFORMATION AFTER GIVING EFFECT TO THE ARRANGEMENT

SELECTED PRO FORMA INFORMATION

The following tables set forth certain pro forma information after giving effect to the Arrangement. See also *"Appendix G – Pro Forma Financial Statements"*. **The information presented below and in Appendix G assumes that the minimum cash available is elected by Oiltec Shareholders pursuant to the Arrangement and the balance of the acquisition of Oiltec is paid for by the issuance of Forte Common Shares.**

Pro Forma Financial Information

As at and for the three months ended March 31, 2004 ($ thousands) (unaudited)	Forte (unaudited)	Oiltec (unaudited)	Pro Forma Forte After Giving Effect to the Arrangement (unaudited)[1][2]
Revenue, net of royalties	4,516	4,292	10,006
Operating expenses	1,691	1,231	3,355
Cash flow from operations	2,354	2,450	5,583
Net earnings (loss)	32	(10)	(195)
Per Forte Share (basic)	0.00	0.00	(0.01)
Per Forte Share (diluted)	0.00	0.00	(0.01)
Total assets	50,199	56,651	129,171
Working capital (deficiency)	(8,165)	(15,376)	(36,999)
Shareholders' equity	30,731	33,878	64,972

Notes:
(1) See the Notes to the unaudited pro forma financial statements contained in Appendix G.
(2) The pro forma results also include the results of operations related to the Denison properties as if they were acquired January 1, 2004. The Forte results only include Denison operations from the effective purchase date of March 9, 2004.

Selected Combined Historical Operational Information

As at and for the three months ended March 31, 2004	Forte	Oiltec	Combined Forte After Giving Effect to the Arrangement
Average Daily Production			
(Three months ended March 31, 2004)			
Oil and NGL (bbls/d)	1,332	925	2,257
Natural Gas (mmcf/d)	2,204	3,307	5,511
Oil equivalent (boe/d)	1,699	1,476	3,175
Current Daily Production			
(Month Ended April 30, 2004)			
Oil and NGL (bbls/d)	1,535	915	2,450
Natural Gas (mmcf/d)	3,688	2,710	6,398
Oil equivalent (boe/d)	2,150	1,367	3,517
Proved Reserves(3)			
Oil and NGL (mbbls)	2,062	1,669	3,731
Natural Gas (mmcf)	4,040	8,759	12,797
Oil equivalent (mboe)	2,735	3,129	5,864
Undeveloped Land	54,199	29,633	113,832
Net Acres (January 1, 2004)			

Notes:

(1) See "Appendix F – Forte's Business – Forte's Oil and Natural Gas Reserves".

(2) See "Appendix E – Oiltec's Business – Oiltec's Oil and Natural Gas Reserves".

(3) April 30, 2004 for Forte and December 31, 2003 for Oiltec.

PRO FORMA CAPITALIZATION

The following table outlines the capitalization of Forte before and after giving effect to the Arrangement.

	Authorized	Outstanding as at March 31, 2004	Outstanding as at March 31, 2004 after giving effect to the Arrangement (5)
		(unaudited)	(unaudited)
Debt			
Bank Loan (1) (2)	-	$8,324,400	$32,656,000
Share Capital			
Forte Common Shares (3)	Unlimited	$30,014,395 (21,594,549 shares)	$64,256,000 (32,639,922 shares)
Performance Shares (4)	Unlimited	$30 (2,682,000 performance shares)	$30

Notes:

(1) Forte has a revolving line of credit with a Canadian chartered bank in the aggregate amount of $16.5 million reducing to $14.5 million by October 1, 2004. The facility may be drawn down or repaid at any time and bear interest at the bank's prime lending rate or prime plus 0.4% to the credit line being used at the time. The revolving line is secured by a general security agreement and floating charge debenture on all of Forte's real property assets. Forte has commenced negotiations with a Canadian chartered bank regarding entering into a new credit facility replacing existing Forte and Oiltec loans. It is a condition of the Oiltec bank that if the Arrangement proceeds the Oiltec debt be repaid. In the event that a new credit facility cannot be established to cover the combined debt of the new entity, Forte may seek additional financing alternatives which may include an equity issue.

(2) Oiltec has a revolving demand credit facility that provides $16.3 million bank financing at an interest rate of the bank's prime lending rate plus ½%. The loan is secured by a general assignment of book debts, a general security agreement and a $20,000,000 first and fixed floating charge debenture on all of Oiltec's assets.

(3) As at April 30, 2004, 911,900 Forte Common Shares were reserved for issuance under Forte's share option plan at an exercise price range of $1.12 to $2.85 per share. See "*Appendix F – Information Concerning Forte Resources Inc. - Stock Options*". Forte also currently has 1,341,000 Forte Performance Shares outstanding. 1,341,000 Forte Performance Shares were earned and converted to common shares during April 2004.

(4) See "Appendix F – Information Concerning Forte Resources Inc. – Share Capital – Performance Shares" for a description of the Performance Shares.

(5) Assumes that 1,029,000 common shares are issued upon the exercise of stock options and that 25% of the resultant shares are tendered for cash at $1.40.

DIRECTORS AND OFFICERS

The names and municipalities of residence of those individuals who are expected to serve as directors and senior management of Forte immediately following the completion of the Arrangement, as well as their proposed positions in Forte, their principal occupations during the last five years and the number of Forte Common Shares beneficially owned, directly or indirectly, or over which each will exercise control or direction immediately following the Arrangement based upon current holdings of Forte Common Shares or Oiltec Common Shares, as the case may be is set forth in Appendix F – Information Concerning Forte Resources Inc. attached to this Information Circular under the heading "Directors and Officers". A nominee of Oiltec will be appointed to the Board of Directors of Forte on the Effective Date.

After giving effect to the Arrangement the directors and officers of Forte, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, 2,870,010 Forte Common Shares representing, in aggregate, approximately 8.4% of the issued and outstanding Forte Common Shares. In addition, Messrs. MacKay, Baker and

Hammond will own an aggregate of 1,341,000 Forte Performance Shares and Messrs. Comber, Richards, Fletcher and Blair will own options to purchase an aggregate of 268,800 Forte Common Shares.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the respective directors and senior officers of Forte and Oiltec, immediately following completion of the Arrangement, no persons will beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the outstanding voting securities of Forte.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Forte are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Forte Common Shares is Computershare Trust Company of Canada at its principal office in Calgary, Alberta and its co-agent office in Toronto, Ontario.

ADDITIONAL INFORMATION CONCERNING FORTE AND OILTEC

For additional detailed information concerning Oiltec and Forte, Oiltec Securityholders are directed to Appendices E and F attached to this Information Circular.

PART IV – GENERAL PROXY MATTERS

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of **Oiltec for use at the Oiltec Meeting for the purposes set forth in the accompanying Notice of Oiltec Meeting.** In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Oiltec who will not be specifically remunerated therefor.

The Oiltec Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of Oiltec Securityholders to the Arrangement in accordance with Section 193 of the ABCA. Oiltec Shareholders will also be asked to consider various other business at the Oiltec Meeting. See "*Part I – The Arrangement*" and "*Part II – Matters to be Considered at the Oiltec Meeting*".

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of Oiltec. An **Oiltec Shareholder has the right to appoint a person (who need not be an Oiltec Shareholder) other than the persons designated in the form of proxy provided by Oiltec to represent the Oiltec Shareholder at the Oiltec Meeting. To exercise this right, the Oiltec Shareholder should strike out the name of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.** In order to be effective, a proxy must be forwarded so as to reach, or be deposited with, the Secretary of Oiltec, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, prior to 4:30 p.m. (Toronto time) on the second last business day prior to the Oiltec Meeting or any adjournment thereof. The proxy shall be in writing and executed by the Oiltec Shareholder or such Oiltec Shareholder's attorney authorized in writing, or if such Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by law, an Oiltec Shareholder may revoke a proxy by instrument in writing executed by the Oiltec Shareholder or such Shareholder's attorney authorized in writing, or, if the Oiltec Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of Oiltec, at any time up to and including the last business day preceding the day of the Oiltec Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Oiltec Meeting on the day of the Oiltec Meeting, or any adjournment thereof. The registered office of Oiltec is as set forth elsewhere in this Information Circular. See "*Appendix F – Information Concerning Oiltec Resources Ltd.*".

PROXY VOTING

The Oiltec Common Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. **Where no choice is specified, such securities will be voted in favour of each of the matters to be considered at the Oiltec Meeting.** The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Oiltec Meeting and with respect to other matters which may properly come before the Oiltec Meeting, or any adjournment thereof. As of the date hereof, management of Oiltec knows of no amendments, variations or other matters to come before the Oiltec Meeting.

VOTING SECURITIES OF OILTEC AND PRINCIPAL HOLDERS THEREOF

As of April 30, 2004, Oiltec had 31,698,030 Oiltec Common Shares issued and outstanding, which are its only outstanding voting securities. Each Oiltec Common Share entitles the holder thereof to one vote per share on a ballot at the Oiltec Meeting. In addition, as of May 21, 2004, there were 2,497,500 Oiltec Options which are exercisable into an aggregate of 2,497,500 Oiltec Common Shares.

Oiltec will prepare, as of the Oiltec Record Date, May 21, 2004, a list of Oiltec Securityholders entitled to receive the Notice of Oiltec Meeting and showing the number of Oiltec Common Shares held by each such Oiltec

Shareholder. Each person named in the list of Oiltec Shareholders will be entitled to notice of, to attend and to vote the Oiltec Common Shares shown opposite such Oiltec Shareholder's name at the Oiltec Meeting; provided that, to the extent that such Oiltec Shareholder transfers the ownership of such holder's Oiltec Common Shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than ten days before the Oiltec Meeting, to be included in the list of Oiltec Shareholders eligible to vote at the Oiltec Meeting, such transferee will be entitled to vote such Oiltec Common Shares at the Oiltec Meeting.

Pursuant to the by-laws of Oiltec and the Interim Order, business may be transacted at the Oiltec Meeting if not less than two persons are present, who hold or represent by proxy not less than 5% of the Oiltec Common Shares entitled to vote at the Oiltec Meeting. The Interim Order provides that, if no quorum is present within 30 minutes of the appointed time for the applicable Oiltec Meeting, such Oiltec Meeting shall stand adjourned to a day which is not less than 7 days nor more than 30 days thereafter, as determined by the Chairman of such Oiltec Meeting, and that at such adjourned Oiltec Meeting, those persons present in person or by proxy, entitled to vote at such Oiltec Meeting, will constitute a quorum for such adjourned Oiltec Meeting.

See "*Appendix F – Information Concerning Oiltec Resources Ltd. – Principal Shareholders*" for information as to the principal shareholders of Oiltec.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to many Oiltec Shareholders, as a substantial number of Oiltec Shareholders do not hold Oiltec Common Shares in their own name. Oiltec Shareholders who do not hold their Oiltec Common Shares in their own name (referred to in this Information Circular as "**Beneficial Holders**") should note that only proxies deposited by Oiltec Shareholders whose names appear on the records of Oiltec as the registered holders thereof can be recognized and acted upon at the Oiltec Meeting. If Oiltec Common Shares are listed in an account statement provided to an Oiltec Shareholder by a broker, then, in almost all cases, those Oiltec Common Shares will not be registered in the Oiltec Shareholder's name on the records of Oiltec. Such Oiltec Common Shares will more likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such Oiltec Common Shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which acts as a nominee for many Canadian brokerage firms). Oiltec Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. Oiltec does not know for whose benefit the securities registered in the names of CDS & Co. are held. Therefore, Beneficial Holders cannot be recognized at the Oiltec Meeting for purposes of voting their securities in person or by way of proxy.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of Oiltec Shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Oiltec Common Shares are voted at the Oiltec Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered Oiltec Shareholders. However, its purpose is limited to instructing the registered Oiltec Shareholder on how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Holders are asked to complete and return the voting instruction form to them by mail or facsimile or to follow specified telephone or internet voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Oiltec Meeting. If a Beneficial Holder receives a voting instruction form from ADP it cannot be used as a proxy to vote shares directly at the Oiltec Meeting as the voting instruction forms must be returned to ADP or the telephone or internet procedures completed well in advance of the Oiltec Meeting in order to have the shares voted.

If you are a Beneficial Holder and wish to vote in person at the Oiltec Meeting, please contact your broker or agent well in advance of the Oiltec Meeting to determine how you can do so.

PART V – OTHER MATTERS

OTHER MATTERS

Management of Oiltec knows of no amendments, variations or other matters to come before the Oiltec Meeting, other than the matters referred to in the Notice of Oiltec Meeting; however, if any other matter properly comes before the Oiltec Meeting, the accompanying form of proxy will be voted on such matter in accordance with the best judgement of the person(s) voting the proxy.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP, on behalf of Forte, and by Burnet, Duckworth & Palmer LLP, on behalf of Oiltec. As at May 21, 2004, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the Forte Common Shares and less than 1% of the Oiltec Common Shares.

RISK FACTORS

In connection with the Arrangement, Oiltec Shareholders should consider carefully the risk factors set forth below, in addition to the other information contained in this Information Circular and the attached Appendices.

An investment in Forte Common Shares is speculative due to the nature of its involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this Information Circular before making an investment decision. There can be no assurance that Forte's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Forte's long-term commercial success depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves Forte may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Forte's reserves will depend not only on its ability to explore and develop any properties Forte may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Forte will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Forte may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Forte.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas

releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Forte is not fully insured against all of these risks, nor are all such risks insurable. Although Forte maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Forte could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Competition

The petroleum industry is competitive in all its phases. Forte competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Forte's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Forte. Forte's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "*Part V – Other Matters – Industry Conditions*". Forte's operations may require licenses from various governmental authorities. There can be no assurance that Forte will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Forte's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject Forte to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those proposed in Alberta's Bill 37: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Forte.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Forte to incur costs to remedy such discharge. Although Forte believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a

material increase in the costs of production, development or exploration activities or otherwise adversely affect Forte's financial condition, results of operations or prospects. See "*Part V – Other Matters – Industry Conditions – Environmental Regulation*".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Forte will be affected by numerous factors beyond its control. Forte's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Forte may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Forte's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Forte's reserves. Forte might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Forte's net production revenue causing a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Forte are in part determined by Forte's borrowing base. A sustained material decline in prices from historical average prices could reduce Forte's borrowing base, therefore reducing the bank credit available to Forte which could require that a portion, or all, of Forte's bank debt be repaid.

Substantial Capital Requirements

Forte anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Forte's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to it. Forte's inability to access sufficient capital for its operations could have a material adverse effect on its financial condition, results of operations or prospects.

Additional Funding Requirements

The cash flow from Forte's reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Forte may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause it to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the revenues from Forte's reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect its ability to expend the necessary capital to replace its reserves or to maintain its production. If Forte's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to it.

Issuance of Debt

From time to time Forte may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase its debt levels above industry standards. Depending on future exploration and development plans, Forte may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Forte's articles nor its by-laws limit the amount of indebtedness that Forte may incur. The level of Forte's indebtedness from time to time, could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time Forte may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Forte will not benefit from such increases. Similarly, from time to time Forte may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Forte will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Forte and may delay exploration and development activities. To the extent Forte is not the operator of its oil and gas properties, Forte will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat its claim which could result in a reduction of the revenue received by Forte.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond Forte's control. The reserves and associated cash flow information set forth in this Information Circular and the Appendices hereto represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Forte's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, Sproule has used both constant and forecast price and cost estimates in calculating reserves quantities included in this Information Circular. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived therefrom will vary from the estimates contained in the Forte Reserves Report, and such variations could be material. The Forte Reserves Report is based in part on the assumed success of activities Forte intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the Forte Reserves Report will be reduced to the extent that such activities do not achieve the level of success assumed in the Forte Reserves Report.

Insurance

Forte's involvement in the exploration for and development of oil and natural gas properties may result in it becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling Forte will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Forte may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Forte. The occurrence of a significant event that Forte is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on its financial position, results of operations or prospects.

Dividends

To date, Forte has not paid any dividends on the outstanding Forte Common Shares. Any decision to pay dividends on Forte Common Shares will be made by the board of directors on the basis of its earnings, financial requirements and other conditions existing at such time.

Conflicts of Interest

Certain of Forte's directors are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Reliance on Key Personnel

Forte's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on it. Forte does not have key person insurance in effect for management. The contributions of these individuals to its immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Forte will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of Forte's management.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect Forte's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Oiltec is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The price of oil is determined by negotiation between buyers and sellers. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24-month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12-month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed reference or corporate average price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Forte from being eligible for the ARTC program.

In November 2003, the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that Forte will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for British Columbia announced an Oil and Gas Development Strategy for the Heartlands (the "**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service-sector opportunities.

Some of the financial incentives in the Strategy include:

(i) Royalty credits of up to $10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

(ii) Changes to provincial royalties: new royalty rates for low-productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in Alberta has been consolidated into the *Alberta Environmental Protection and Enhancement Act* (the "**APEA**"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Forte anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which Forte operates. Forte believes that it is in material compliance with applicable environmental laws and regulations. Forte also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

CONSENTS OF AUDITORS

PricewaterhouseCoopers LLP Consent

To the Board of Directors of Oiltec Resources Ltd.

We have read the Information Circular dated May 21, 2004 with respect to a proposed Plan of Arrangement involving Oiltec Resources Ltd. (the "Company") and Forte Resources Inc. ("Forte"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of our report to the directors of the Company on the balance sheets of the Company as at December 31, 2003 and 2002 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated March 15, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Calgary, Canada
May 21, 2004

Deloitte & Touche LLP Consent

Auditor's Consent

We have read the Information Circular and Proxy Statement of Oiltec Resources Ltd. ("**Oiltec**") dated May 21, 2004 ("**Information Circular**") with respect to a proposed Plan of Arrangement involving Oiltec and Forte Resources Inc. ("**Forte**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of our report to the Directors of Forte on the consolidated balance sheets of Forte as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings (deficit) and of cash flows for each of the years in the two-year period ended December 31, 2003 and for the period from the date of incorporation on May 8, 2001 to December 31, 2001. Our report is dated March 17, 2004, except for Notes 2, 4 and 12, which are dated May 20, 2004.

We consent to the use in the above-mentioned Information Circular of our report dated May 18, 2004 on the schedule of revenue, royalties and operating expenses of the Denison Properties for the year ended December 31, 2003.

We also consent to the use in the above-mentioned Information Circular of our report dated January 26, 2004 on the schedule of revenue, royalties and operating expenses of the Carson Properties for the six months ended June 30, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2002.

(signed) "Deloitte & Touche LLP"
Chartered Accountants

Calgary, Canada
May 21, 2004

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the Board of Directors of Oiltec.

CERTIFICATE OF OILTEC

The foregoing, as it relates to Oiltec, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Calgary, Alberta
May 21, 2004

(signed) "*Richard A. Schuster*"
Richard A. Schuster
President and Chief Executive Officer

(signed) "*Lynn C. Dudley*"
Lynn C. Dudley
Chief Financial Officer

(signed) "*Ed Chwyl*"
Ed Chwyl
Director

(signed) "*Daryl E. Birnie*"
Daryl E. Birnie
Director

APPENDIX A

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 30th day of April, 2004.

BETWEEN:

FORTE RESOURCES INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta ("Forte")

AND

OILTEC RESOURCES LTD., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta ("Oiltec")

WHEREAS Forte and Oiltec propose to carry out an arrangement under the ABCA involving Forte and Oiltec and the Oiltec Securityholders;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, unless the context otherwise requires:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Agreement**" means this agreement, including the recitals and all Schedules to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(d) "**Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA as set out in the Plan of Arrangement;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(f) "**business day**" means any day, other than Saturday, Sunday and a statutory holiday in the Province of Alberta;

(g) "**Carson Properties**" means the working interest in certain petroleum and natural gas properties in Western Canada acquired by Pre-Amalgamation Forte Oil pursuant to an agreement effective as of July 1, 2003;

(h) "**Certificate of Arrangement**" means the certificate to be issued by the Registrar pursuant to subsection 193(11) of the ABCA in respect of the Arrangement or, if no such certificate is to be issued, the proof of filing in respect of the Arrangement;

(i) "**Change of Control**" means an acquisition of control for the purposes of the ITA;

(j) "**Closing**" means the completion of the Plan of Arrangement;

(k) "**Confidentiality Agreements**" means the confidentiality agreements made March 8, 2004 and April 23, 2004 between Oiltec and Forte;

(l) "**control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

(m) "**Court**" means the Court of Queen's Bench of Alberta;

(n) "**Denison Documents**" means "Exhibit M - Information Concerning Denison Oil before the Forte Arrangement" forming part of the management information circular of Denison Energy Inc. dated January 29, 2004 with respect to the special meeting of shareholders of Denison Energy Inc. held on March 3, 2004;

(o) "**Depositary**" means Computershare Trust Company of Canada;

(p) "**Dissent Rights**" has the meaning ascribed thereto in the Plan of Arrangement;

(q) **Documents**" means the following sections of the information circular and proxy statement of Pre-Amalgamation Forte Oil dated February 3, 2004 with respect to the special meeting of optionholders and shareholders of Pre-Amalgamation Forte Oil held on March 2, 2004 relating to the Arrangement: "Exhibit L – Information Concerning Forte Oil Corporation", and "Exhibit N – Information Concerning Denison Oil After the Forte Arrangement";

(r) "**Effective Date**" means the date of registration or filing indicated upon the Certificate of Arrangement;

(s) "**Effective Time**" means 4:30 p.m. (Calgary time) on the Effective Date;

(t) "**Employment Agreements**" means the agreements between Oiltec and each of Richard A. Schuster, D. Mark Mawdsley, Robert Stanton and Lynn C. Dudley regarding their respective employment with Oiltec dated November 24, 1997, November 24, 1997, January 7, 1998, and November 24, 1997, respectively;

(u) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried, participation, net profits or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(v) "**Environmental Laws**" means any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters;

(w) "**Final Order**" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Time, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x) "**Forte Assets**" means all of the assets and properties of Forte and the Forte Subsidiaries, on a consolidated basis;

(y) "**Forte Break Fee**" means $1.8 million payable by Oiltec to Forte in certain events as provided in Section 8.3 hereof;

(z) "**Forte Common Shares**" means common shares of Forte;

(aa) "**Forte Counsel**" means Burnet, Duckworth & Palmer LLP, or such other legal counsel as may be designated by Forte;

(bb) "**Forte Interim Financial Statements**" means the unaudited interim financial statements of Forte for the three months ended March 31, 2004, together with the notes thereto;

(cc) "**Forte Net Debt**" means the aggregate of (i) bank debt plus (ii) working capital deficiency (or less working capital surplus), calculated in accordance with Canadian generally accepted accounting principles and for greater certainty does not include any debt incurred to fund the Purchase Funds;

(dd) "**Forte Oil Arrangement**" means the arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) provided for in that arrangement agreement dated January 28, 2004 among Denison Energy Inc., Denison Oil Corporation, Denison Resources Inc., Denison Resources Partnership, 1087215 Alberta Ltd., Denison Mines Inc. and Pre-Amalgamation Forte Oil, and the related transactions thereto all as described in the information circular and proxy statement of Pre-Amalgamation Forte Oil dated February 3, 2004 with respect to the special meeting of shareholders and optionholders of Pre-Amalgamation Forte Oil held on March 2, 2004;

(ee) "**Forte Options**" means outstanding Forte Common Share options;

(ff) "**Forte Performance Shares**" means the first preferred shares, series 1 of Forte;

(gg) "**Forte Public Documents**" means all public documents (including the Documents) or information filed by or on behalf of Forte on SEDAR in compliance with or intended compliance with Applicable Laws;

(hh) "**Forte Securities**" means the Forte Common Shares and the Forte Options;

(ii) "**Forte Subsidiaries**" means Post-Amalgamation Forte Oil, the Partnership, Denison Resources Inc. and Denison Resources Holding Corporation;

(jj) "**Governmental Authority**" includes any federal, provincial, municipal or other political subdivision, government department, commission, board, bureau, agency or instrumentality, domestic or foreign;

(kk) "**Interim Order**" means the order of the Court as the same may be amended, containing declarations, orders and directions in respect of the Arrangement;

(ll) "**ITA**" means the *Income Tax Act* (Canada), as amended;

(mm) ""**materially adverse**" means any event, change, effect or circumstance (on both an individual and cumulative basis) that might reasonably be expected to deter an acquiror of Oiltec or Forte, as the case may be, from acquiring such entity, or cause a reasonable acquiror to reduce the purchase price to be paid for Oiltec by $2 million or more or Forte by $3 million or more, respectively;

(nn) "**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licences, permits, leases, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a party hereto or its subsidiaries, which is materially adverse to the business, operations or financial condition of that party and its subsidiaries taken as a whole, or the Oiltec Assets or Forte Assets, as the case may be, but "**Material Adverse Change**" shall not include a change (i) that results from conditions affecting the oil and gas industry in Western Canada generally; or (ii) that is, or is a direct consequence of an operation that is consented to by the other Party hereto as evidenced by a written agreement among the Parties; or (iii) that has been: (A) publicly disclosed or (B) provided to the other Party in writing, in each case prior to the date hereof; provided, however, that there will not be deemed to be a Material Adverse Change unless such change or changes in aggregate relates to one or more adverse changes from a financial point of view of at least $2,000,000 in the case of Oiltec and $3,000,000 in the case of Forte;

(oo) "**Material Adverse Effect**" means any effect that is, or would reasonably be expected to be material and adverse to the business, operations or financial condition of Oiltec or Forte and the Forte Subsidiaries, as applicable, on a consolidated basis, but shall not include an effect (i) that results from conditions affecting the oil and gas industry in Western Canada generally; or (ii) that is or is a direct consequence of an operation that is consented to by the other Party hereto as evidenced by written agreement among the Parties; or (iii) that has been: (A) publicly disclosed or (B) provided to the other Party in writing, in each case prior to the date hereof, provided, however, that there will not be deemed to be a Material Adverse Effect unless such effect or effects in aggregate relates to one or more adverse effects from a financial point of view of at least $2,000,000, in the case of Oiltec, and at least $3,000,000, in the case of Forte;

(pp) "**McDaniel**" means McDaniel & Associates Consultants Ltd.;

(qq) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(rr) "**Oiltec Assets**" means all of the assets and properties of Oiltec including the Tax Pools of Oiltec;

(ss) "**Oiltec Break Fee**" means $900,000 payable by Forte to Oiltec in certain events as provided in Section 9.2 hereof;

(tt) "**Oiltec Common Shares**" means common shares in the capital of Oiltec;

(uu) "**Oiltec Counsel**" means Stikeman Elliott LLP, or such other legal counsel as may be designated by Oiltec;

(vv) "**Oiltec Employee Savings Plan**" means the Group Registered Retirement Saving Plan of Oiltec made effective May 1, 2001;

(ww) "**Oiltec Fairness Opinion**" means the opinion of Peters & Co. Limited that the consideration proposed under the Arrangement is fair, from a financial point of view, to the Oiltec Shareholders;

(xx) "**Oiltec Financial Statements**" means the audited comparative financial statements of Oiltec for the years ended December 31, 2003 and December 31, 2002 together with the notes thereto and auditor's report thereon;

(yy) "**Oiltec Interim Financial Statements**" means the unaudited comparative financial statements of Oiltec for the three months ended March 31, 2004 and March 31, 2003 together with the notes thereto;

(zz) "**Oiltec Meeting**" means such meeting of Oiltec Securityholders, including any adjournments or postponements thereof, as is required to be held in accordance with Interim Order to approve, among other things, the Arrangement;

(aaa) "**Oiltec Net Debt**" means the aggregate (i) bank debt plus (ii) working capital deficiency (or less working capital surplus), calculated in accordance with Canadian generally accepted accounting principles and for greater clarity excludes the OCo Severance and Advisory Costs;

(bbb) "**Oiltec Optionholders**" means the holders of Oiltec Options;

(ccc) "**Oiltec Options**" means Oiltec Common Share options granted under the Oiltec Stock Option Plan;

(ddd) "**Oiltec Option Agreements**" means the agreements between Oiltec and the various Oiltec Optionholders in respect of the issued and outstanding Oiltec Options;

(eee) "**Oiltec Public Documents**" means all public documents or information filed by or on behalf of Oiltec on SEDAR in compliance with or intended compliance with Applicable Laws;

(fff) "**Oiltec Reserve Report**" means the report of McDaniel dated February 12, 2004 evaluating certain of Oiltec's oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves, effective January 1, 2004;

(ggg) "**Oiltec Securities**" means the Oiltec Common Shares and the Oiltec Options;

(hhh) "**Oiltec Securityholders**" means the holders of Oiltec Common Shares and the holders of Oiltec Options;

(iii) "**Oiltec Severance and Advisory Costs**" has the meaning ascribed thereto in Section 4.1(f) hereof;

(jjj) "**Oiltec Shareholders**" means the holders of Oiltec Common Shares;

(kkk) "**Oiltec Stock Option Plan**" means Oiltec's stock option plan, as amended;

(lll) "**Oiltec Take-Over Proposal**" means any take-over bid or offer for 30% or more of the issued and outstanding Oiltec Common Shares or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, share exchange, reorganization, business combination, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction or other business combination involving Oiltec or any Oiltec Subsidiary or any proposal or offer to acquire in any manner a 25% or greater equity or beneficial interest in, or a material amount of the assets of, Oiltec, other than pursuant to the Arrangement;

(mmm) "**Partnership**" means Denison Resources Partnership;

(nnn) "**Parties**" means Forte and Oiltec; and "**Party**" means any one of them;

(ooo) "**Person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(ppp) "**Petroleum and Natural Gas Interests**" means, in the case of Forte, all the interests of Forte and the Forte Subsidiaries in their respective crude oil, natural gas liquids and natural gas reserves, and in the case of Oiltec, all the interests of Oiltec in its crude oil, natural gas liquids and natural gas reserves;

(qqq) "**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons, whether gaseous, liquid or solid, and all other substances whether hydrocarbons or not, that may be produced in association with them (including, but not limited to hydrogen sulphide and sulphur);

(rrr) "**Plan of Arrangement**" or "**Plan**" means the plan of arrangement attached hereto as Schedule A and any amendment or variation thereto;

(sss) "**Post-Amalgamation Forte Oil**" means post-amalgamation Forte Oil, the wholly-owned subsidiary of Forte following the Forte Oil Arrangement;

(ttt) "**Pre-Amalgamation Forte Oil**" means Forte Oil Corporation prior to the Forte Oil Arrangement;

(uuu) "**Proxy Circular**" means the proxy circular to be prepared and sent to the Oiltec Securityholders in connection with the Oiltec Meeting;

(vvv) "**Purchase Funds**" means the aggregate cash amount required to purchase Oiltec Common Shares and the Oiltec Options pursuant to the terms of the Arrangement;

(www) "**Red Earth Properties**" means the working interest in certain petroleum and natural gas properties in Western Canada acquired by Pre-Amalgamation Forte Oil pursuant to an agreement effective as of December 2, 2002;

(xxx) "**Registrar**" means the Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

(yyy) "**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

(zzz) "**Subsidiary**" means, when used to indicate a relationship with another body corporate,

(i) a body corporate which is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate each of which is controlled by that other, or

(ii) a subsidiary of a body corporate that is the other's subsidiary;

(aaaa) "**Superior Proposal**" has the meaning set forth in Section 8.2(a)(i)(A);

(bbbb) "**Support Agreement**" means the form of agreement attached hereto as Schedule D;

(cccc) "**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(dddd) "**Tax Pools**" means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the ITA, and financing expenses referred to in Section 20(1)(e) of the ITA; and

(eeee) "**TSX**" means the Toronto Stock Exchange.

1.2 The following Schedules form part of this Agreement:

Schedule A – Plan of Arrangement
Schedule B – Oiltec Exceptions
Schedule C – Forte Exceptions
Schedule D – Form of Support Agreement

ARTICLE 2
INTERPRETATION

2.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2 Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4 In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

2.5 References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7 All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

2.8 All references to the date of this Agreement, "the date hereof" or similar expressions or references shall mean the date first written above, except as is expressly provided herein.

2.9 Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian generally accepted accounting principles.

ARTICLE 3
OILTEC'S CLOSING CONDITIONS

3.1 The obligations of Oiltec to complete the transactions contemplated herein are subject to the fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Forte in Section 7.1 hereof shall be true and correct (and, for all representations and warranties made by Forte that do not already contain a standard of materiality, such representations and warranties shall be true and correct in all material respects) as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date, or as otherwise contemplated herein), and Forte shall have provided to Oiltec a certificate of two officers of Forte certifying as to such matters on the Effective Date and Oiltec shall have no knowledge to the contrary;

(b) Forte shall have provided Oiltec with opinions of Forte Counsel satisfactory to Oiltec and Oiltec Counsel, acting reasonably, dated the Effective Date and addressed to Oiltec and Oiltec Counsel to the effect that:

   (i) each of Forte and the Forte Subsidiaries is duly incorporated, amalgamated, organized or formed, as the case may be, and in the case of the corporate Forte Subsidiaries, is valid and subsisting under the laws of the jurisdiction of its incorporation, amalgamation or organization and Forte has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Forte have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein including the Arrangement, the performance by Forte of its obligations hereunder, and the execution and delivery by Forte of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Forte of this Agreement and all documents delivered pursuant hereto, the performance by Forte of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not:

(A) result in the breach of or violate any term or provision of the articles, by-laws or governing documents of any of Forte or the Forte Subsidiaries; or

(B) violate any provision of law or administrative regulation or, in each case as known to such counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to any of Forte or the Forte Subsidiaries;

(iv) this Agreement has been duly executed and delivered by Forte and this Agreement is valid and binding on Forte and is enforceable in accordance with its terms;

(v) the first trade by any person, other than a "control person", of the Forte Common Shares issued pursuant to the Arrangement after the Effective Time will not be subject to the prospectus requirements of, or any hold period under, applicable securities laws, subject to the normal limitations as are customarily set forth in such opinions;

(vi) the Forte Common Shares issued pursuant to the Arrangement are duly and validly issued as fully paid and non-assessable;

(vii) as to the authorized capital of Forte immediately prior to the Effective Date;

in giving such opinion, Forte Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Forte Counsel is of the opinion that the opinion of such local counsel is one upon which Forte Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Forte or any other appropriate persons acceptable to Oiltec Counsel, acting reasonably;

(c) Forte shall have complied in all material respects with its covenants in this Agreement and Forte shall have provided to Oiltec a certificate of two officers of Forte certifying as to such compliance and Oiltec shall have no knowledge to the contrary;

(d) there shall not have occurred any Material Adverse Change in respect of Forte or the Forte Assets;

(e) the Forte Net Debt does not exceed $9.5 million as at the Effective Date; and

(f) the Purchase Funds and the Forte Common Shares issuable pursuant to the Arrangement shall have been deposited with the Depositary together with an irrevocable direction authorizing and directing the Depositary to pay the Purchase Funds and issue the Forte Common Shares issuable

pursuant to the Arrangement to the Oiltec Securityholders who are entitled to receive such funds and shares in accordance with the Arrangement.

The foregoing conditions precedent are for the benefit of Oiltec and may be waived, in whole or in part, by Oiltec in writing at any time. If any of the said conditions precedent shall not be complied with or waived by Oiltec on or before the date required for the performance thereof, Oiltec may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice from Oiltec to Forte.

ARTICLE 4
FORTE'S CLOSING CONDITIONS

4.1 The obligation of Forte to complete the transactions contemplated herein is subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Oiltec in Section 6.1 hereof shall be true and correct (and, for all representations and warranties made by Oiltec that do not already contain a standard of materiality, such representations and warranties shall be true and correct in all material respects) as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date or as otherwise contemplated herein) and Oiltec shall have provided to Forte a certificate of two officers of Oiltec certifying as to such matters on the Effective Date and Forte shall have no knowledge to the contrary;

(b) Oiltec shall have provided Forte with opinions of Oiltec Counsel satisfactory to Forte and Forte Counsel, acting reasonably, dated the Effective Date and addressed to Forte and Forte Counsel, to the effect that:

(i) Oiltec is duly amalgamated or incorporated, as the case may be, and is valid and subsisting under the laws of the jurisdiction of its incorporation and duly registered in any other jurisdiction in which it carries on business and Oiltec has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) all necessary corporate proceedings of Oiltec have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, including the Arrangement, the performance by Oiltec of its obligations hereunder, and the execution and delivery by Oiltec of this Agreement and all documents delivered pursuant hereto;

(iii) the execution and delivery by Oiltec of this Agreement and all documents delivered pursuant hereto, the performance by Oiltec of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not:

(A) result in the breach of or violate any term or provision of the articles, by-laws or governing documents of any of Oiltec; or

(B) violate any provision of law or administrative regulation or, in each case as known to such counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to any of Oiltec;

(iv) this Agreement has been duly executed and delivered by Oiltec and this Agreement is valid and binding on Oiltec and is enforceable in accordance with its terms,

(v) as to the authorized capital of Oiltec immediately prior to the Effective Date;

in giving such opinion, Oiltec Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Oiltec Counsel is of the opinion that the opinion of such local counsel is one upon which Oiltec Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Oiltec or any other appropriate persons acceptable to Forte Counsel, acting reasonably;

(c) Oiltec shall have complied in all material respects with its covenants in this Agreement and Oiltec shall have provided to Forte a certificate of two officers certifying as to such compliance and Forte shall have no knowledge to the contrary;

(d) there shall not have occurred any Material Adverse Change in respect Oiltec or the Oiltec Assets;

(e) immediately prior to the Effective Time: (i) the aggregate number of Oiltec Common Shares issued and outstanding does not exceed 31,698,030 other than up to 2,497,500 Oiltec Common Shares issuable upon the exercise of Oiltec Options, of which 1,029,000 Oiltec Options are "in-the-money" based on a $1.40 per Oiltec Common Share transaction price; (ii) there are no other shares of Oiltec outstanding; and (iii) no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Oiltec Common Shares other than the Oiltec Options and Oiltec shall provide to Forte a certificate from Oiltec's registrar and transfer agent as to the issued and outstanding Oiltec Common Shares immediately prior to the Effective Date;

(f) the aggregate severance, retention bonuses and all other payments (excluding salaries) paid or payable to directors, officers, employees and consultants of Oiltec under written contract (including the Employment Agreements and the Oiltec Employee Savings Plan) or otherwise from the date hereof to and including the Effective Date and the fees and expenses payable to Peters & Co. Limited, excluding GST, shall not exceed $2.2 million (collectively, the "Oiltec Severance and Advisory Costs") except as agreed to by Forte in writing and excluding any severance amounts payable to employees that are not parties to written employment agreements with Oiltec;

(g) the Oiltec Net Debt does not exceed $15.5 million as at the Effective Date;

(h) Oiltec's production of oil, natural gas and natural gas liquids for the period of May 1 through and including May 31, 2004 shall be not less than an average of 1,250 barrels of oil equivalent per day, converting natural gas to crude oil on a 6:1 basis;

(i) holders of not more than 5% of the issued and outstanding Oiltec Common Shares shall have exercised Dissent Rights in relation to the Plan of Arrangement and Oiltec shall have provided to Forte a certificate of an officer of Oiltec certifying on the Effective Date the number of Oiltec Common Shares in respect of which, to such officer's knowledge, the holders thereof have exercised Dissent Rights;

(j) directors and senior officers of Oiltec holding not less than 4,000,000 of the issued and outstanding Oiltec Common Shares having entered into Support Agreements with Forte, in a form attached as Schedule D;

(k) the directors of Oiltec shall have adopted or approved all necessary resolutions and all other necessary corporate action shall have been taken by Oiltec to permit the consummation of the Arrangement;

(l) the directors of Oiltec shall have tendered to Forte resignations and releases satisfactory to Forte acting reasonably and such releases and resignations to be effective immediately following the Effective Time.

The foregoing conditions precedent are for the benefit of Forte and may be waived, in whole or in part, by Forte in writing at any time. If any of the said conditions precedent shall not be complied with or waived by Forte on or before the date required for the performance thereof, Forte may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to Oiltec.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1 The obligations of Forte and Oiltec to complete the transactions contemplated herein are subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the Arrangement, with or without amendment, shall have been approved as a special resolution at the Oiltec Meeting by the Oiltec Securityholders on or before July 15, 2004, in accordance with the provisions of the ABCA, the Interim Order and the requirements of any applicable regulatory authorities;

(b) on or before July 30, 2004 the Final Order shall have been granted in form and substance satisfactory to Forte and Oiltec, each acting reasonably;

(c) the Arrangement shall have become effective on or before July 30, 2004;

(d) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(e) Oiltec and Forte shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Oiltec and Forte, or any applicable waiting periods required

in order to complete the transactions without any such consent, approval or authorization shall have expired; and

(f) the Toronto Stock Exchange shall have conditionally approved the listing of the Forte Common Shares to be issued pursuant to the Arrangement.

The foregoing conditions are for the mutual benefit of Forte and Oiltec and may be waived, in whole or in part, by Forte and Oiltec together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, either Forte or Oiltec may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Party.

ARTICLE 6
OILTEC'S REPRESENTATIONS AND WARRANTIES

6.1 Oiltec represents, warrants and covenants to Forte that:

(a) Oiltec is duly organized and validly existing under the laws of the jurisdiction of its incorporation, has the capacity, power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b) Oiltec is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect on Oiltec or the Oiltec Assets;

(c) as of the date hereof, Oiltec does not have any Subsidiaries;

(d) Oiltec has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a Material Adverse Effect on Oiltec or the Oiltec Assets and Oiltec has all licenses, permits, orders or approvals of, and has obtained all required registrations with any government or regulatory body that are material to the conduct of its businesses;

(e) Oiltec has all requisite corporate power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and, subject to the terms hereof, to perform its obligations hereunder and thereunder;

(f) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the articles, by-laws or governing documents of Oiltec;

(ii) result in the creation of any Encumbrance upon any of the Oiltec Assets;

(iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Oiltec is a party or by which it is bound or to which any of its property is subject;

(iv) give to any Person any material interest or right, including the right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(v) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to any of Oiltec, the Oiltec Securities or the Oiltec Assets,

except to the extent such result or occurrence as set forth in this subsection 6.1(f) does not have a Material Adverse Effect on Oiltec or the Oiltec Assets;

(g) this Agreement has been duly authorized, executed and delivered by Oiltec and all documents to be executed and delivered by Oiltec pursuant hereto shall be duly executed and delivered and this Agreement constitutes, legal, valid and binding obligations of Oiltec enforceable against it in accordance with its terms;

(h) other than the fees payable to Peters & Co. Limited as previously disclosed in writing to Forte prior to the date of this Agreement, Oiltec has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission, financial advisory fees or other similar forms of compensation with respect to the transactions contemplated herein;

(i) there are no actions, suits, other legal, administrative or arbitration proceedings or government investigations commenced, or to the knowledge of Oiltec contemplated, at law or in equity or before or by any court or other Governmental Authority and which involve or affect Oiltec, the Oiltec Securities or the Oiltec Assets, including, without limitation, the title to, or ownership of, the Oiltec Assets, and, to the best of the knowledge, information and belief of Oiltec, there are no grounds upon which any such actions, suits or proceedings may be commenced with a reasonable likelihood of success;

(j) the authorized capital of Oiltec consists of an unlimited number of Oiltec Common Shares, of which as at the date hereof, only 31,698,030 Oiltec Common Shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(k) as of the date hereof, no person has any agreement, option, right or privilege (including, without limitation, by law, pre-emptive right, contract or otherwise), nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, any of the unissued shares or other securities of Oiltec except for Oiltec Options to purchase in the aggregate not more than 2,497,500 Oiltec Common Shares of which only 1,029,000 are "in-the-money" based on a transaction price of $1.40 per Oiltec Common Share;

(l) Oiltec does not have any agreements of any nature to acquire, lease or sell any other business operations out of the ordinary course;

(m) the minute books of Oiltec are true and correct in all material respects and, with the exception of minutes related to the Oiltec sale process (which excepted minutes will be included in the minute books of Oiltec not later than 7 days following the date hereof with information regarding alternate proposals to acquire Oiltec "blacked-out") contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(n) the Oiltec Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly, in all material respects, the financial position of Oiltec as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended in accordance with Canadian generally accepted accounting principles as at the dates thereof;

(o) no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Oiltec and Oiltec is not in default of any requirement of Applicable Laws which could have a Material Adverse Effect on Oiltec or the Oiltec Assets or a material adverse effect on the Oiltec Securities;

(p) the information and statements set forth in the Oiltec Public Documents were true, correct and complete in all material respects and did not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to Oiltec which is not disclosed in such public record, and Oiltec has not filed any confidential material change reports which continue to be confidential;

(q) except as disclosed in the Oiltec Public Documents, since December 31, 2003, Oiltec has:

(i) not amended its articles, by-laws or other governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of Petroleum Substances);

(v) not made any change in its accounting principles and practices which are not required by GAAP as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(vi) maintained in effect salary and other compensation levels in accordance with its then existing salary administration program;

(vii) not entered into any agreements, whether in writing or oral, providing for payments to be made to any employees, consultants, officers or directors of Oiltec in respect of loss of office or loss of employment in connection with the transactions contemplated hereby; and

(viii) other than agreements to pay special committee fees of $20,000 payable to each of Messrs. Chywl and Roane, not entered into any agreement or transaction with any director, officer, employee, consultant or any party not at arm's length with Oiltec;

(r) Oiltec has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Oiltec of each jurisdiction in which it carries on business and holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on Oiltec or the Oiltec Assets which are necessary or desirable to carry on the business of Oiltec as now conducted, and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Oiltec or the Oiltec Assets;

(s) the information, data and other material (financial or otherwise) in respect of Oiltec to be included in the Proxy Circular will be complete and correct in all material respects at the date thereof and will not contain any misrepresentations or any untrue statement of a material fact in respect of Oiltec or the Oiltec Assets and will not omit to state a material fact in relation to Oiltec or the Oiltec Assets necessary to make such information not misleading in light of the circumstances under which it is presented;

(t) to the best of Oiltec's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, the ownership of the Petroleum and Natural Gas Interests or the production of Petroleum Substances from the Petroleum and Natural Gas Interests, or the receipt of proceeds from them, and all royalties and rentals accruing prior to the Effective Date, that are payable by Oiltec with respect to the Petroleum and Natural Gas Interests will at the Effective Date have been properly paid or will be paid in a timely fashion;

(u) in those cases where Oiltec is the operator, the Petroleum and Natural Gas Interests have been and will continue until the Effective Date to be operated and maintained in a manner consistent with prudent practices in the petroleum and natural gas industry in Canada and in material compliance with all applicable laws, regulations and orders of all governmental authorities or bodies having jurisdiction over the same and, in cases where Oiltec is not the operator thereof, Oiltec has no knowledge that such has not been, is not and will not be the case;

(v) except as may be agreed to in writing by Forte between the date hereof and the Effective Date, Oiltec has not elected or refused, and will not elect or refuse, to participate in any exploration, development or other operations on the Petroleum and Natural Gas Interests which has or may give rise to any penalties, forfeitures or reduction of their interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern Oiltec's ownership and operation of their Petroleum and Natural Gas Interests;

(w) no officer, director, employee or consultant of Oiltec, any associate or affiliate of any such person or any party not at arm's length to Oiltec owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from Oiltec's properties or assets or any revenue or rights attributed thereto;

(x) other than the Employment Agreements and indemnity agreements between Oiltec and each of its directors and officers, there are no contracts or arrangements to which Oiltec is a party with any director, officer, employee or consultant of Oiltec, or any associate or affiliate of any such director, officer, employee or consultant, nor is there any indebtedness owing by Oiltec to any such parties or by any such parties to Oiltec;

(y) Oiltec is not aware of any defects, failures or impairments in the title of Oiltec to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on Oiltec or the Oiltec Assets or could be materially adverse to the anticipated cash-flow of Oiltec;

(z) subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to the Oiltec Assets and on the lessee's or holder's part thereunder to be paid or performed and observed, Oiltec may enter into and upon, hold and enjoy its property and assets for the remainder of their respective terms and all renewals or extensions thereof for Oiltec's own use and benefit without any lawful interruption of or by any other person whomsoever claiming by, through or under Oiltec;

(aa) Oiltec has no reason to believe that its Tax Pools on a consolidated basis were materially different in the aggregate as at December 31, 2003, comprised as follows:

$20,359,903	CEE
$8,548,609	CDE
$4,030,275	COGPE
$8,632,827	UCC

and has no reason to believe that its Tax Pools on a consolidated basis were materially different on March 31, 2004;

(bb) Oiltec has duly and timely filed, in proper form, returns in respect of taxes under the ITA, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Oiltec, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2002 have been paid or accrued on the books of Oiltec calculated in accordance with Canadian generally acceptable accounting principles and all payments by Oiltec to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; and Oiltec has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(cc) all filings made by Oiltec under which it has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation, contain no misrepresentations of a material fact and do not omit to state any material fact which could cause any amount previously paid to such corporation or previously accrued on the accounts thereof to be recovered or disallowed;

(dd) there are no outstanding agreements or waivers material to Oiltec extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period and there are no proposed or issued assessments or reassessments respecting Oiltec material to Oiltec or the Oiltec Assets pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority;

(ee) Oiltec is not a party to any written contracts of employment or collective bargaining agreements and there are no currently existing employment benefit plans, arrangements or agreements, other than the agreements in respect of the Oiltec Options, vacation entitlements, health and group insurance plans and customary government plans such as Canada Pension Plan, Employment Insurance and Workers Compensation, to which Oiltec is a party or by which it is bound;

(ff) Oiltec is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta and Ontario and has been a reporting issuer in at least one such province for the preceding 12 months. Oiltec is an electronic filer for the purposes of Multilateral Instrument 45-102 Resale of Securities. The Oiltec Common Shares are listed on the TSX. Oiltec has not been notified of any default or alleged default by Oiltec of any material requirement of the TSX or the securities and corporate laws, regulations, orders, notices and policies which remains outstanding;

(gg) to the best of the knowledge of Oiltec, except to the extent that any violation or other matter referred to in this paragraph does not have a Material Adverse Effect on Oiltec or the Oiltec Assets:

(i) Oiltec is not in violation of any Environmental Laws;

(ii) Oiltec has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes in violation of Environmental Laws which have not been rectified or are in the process of being rectified on any of the real property owned or leased by Oiltec or under its control;

(iv) there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or any body of water or any municipal or other sewer or drain water systems by Oiltec;

(v) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Oiltec;

(vi) Oiltec has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii) Oiltec holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Oiltec, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Oiltec has not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(hh) Oiltec is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation (other than indemnification of directors and officers);

(ii) all of the data and information in respect of Oiltec, the Oiltec Securities and the Oiltec Assets provided in writing to Forte or any of its officers, employees, agents or other representatives was and is complete, accurate and correct in all material respects and did not, and does not, omit any data or information necessary to make any data or information provided not misleading as of the date hereof;

(jj) the Oiltec Net Debt as of April 30, 2004, does not exceed $15.5 million;

(kk) Oiltec has made available to McDaniel, prior to the issuance of the Oiltec Reserve Report, all information material to an adequate determination of oil and gas reserves, none of which information contained a misrepresentation and Oiltec has no knowledge of any material adverse change to the oil and gas reserves of Oiltec since the effective date of the Oiltec Reserve Report other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course;

(ll) Oiltec does not have any outstanding obligations to incur or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Oiltec that have not yet been fully expended and renounced and reflected in the Oiltec Financial Statements;

(mm) Oiltec's production of oil, natural gas and natural gas liquids for the period of January 1, 2004 through and including March 31, 2004 was not less than an average of 1476 barrels of oil equivalent per day, converting natural gas to crude oil on a six-one basis;

(nn) Oiltec's insurance adequately covers all risks reasonably and prudently foreseeable in the operation and conduct of the Oiltec Assets which would be customary in the oil and natural gas exploration, development and production business carried on by Oiltec, and to the knowledge of Oiltec, all such policies and insurance remain in force and effect and should not be cancelled or otherwise terminated as a result of the transactions contemplated herein;

(oo) Oiltec is not a party to and, prior to the Effective Date, Oiltec will not implement, a shareholders' rights plan;

(pp) Oiltec has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Oiltec which have not automatically expired by their terms;

(qq) except as set forth in Schedule B hereto, there are no Swaps that Oiltec currently has outstanding;

(rr) the board of directors of Oiltec has received the Oiltec Fairness Opinion and, upon consultation with its advisors, has determined that the Arrangement is fair to the holders of the Oiltec Common Shares and has determined that the Arrangement is in the best interests of Oiltec and the holders of the Oiltec Securities, has unanimously approved the Arrangement and the entering into of this Agreement and will unanimously recommend that holders of Oiltec Securities vote in favour of the Arrangement;

(ss) except for production sales contracts and agreements or arrangements for the sale of Petroleum Substances which are terminable without penalty on 30 days or less notice, there are no

agreements or arrangements under which Oiltec or any person or entity acting on their behalf is obligated to sell or deliver Petroleum Substances to any person or entity and Oiltec does not have any production prepayment, take-or-pay, or similar arrangements where it may be obligated to deliver Petroleum Substances to any person or entity without in the ordinary course thereafter being entitled to receive and retain full payment therefor;

(tt) it has an average working interest of 29.5% in 27,959 net acres of unproven land which were independently valued by McDaniels at $6.49 million as at December 31, 2003;

(uu) all agreements for the transportation of Petroleum Substances to which Oiltec is a party or by which it is bound or subject as at the date hereof are listed in Schedule B;

(vv) the Oiltec Unaudited Financial Statements will be prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and will present fairly, in all material respects, the financial position of Oiltec as of the dates provided therein and the results of their operations and the changes in financial position for the periods then ended in accordance with Canadian generally accepted accounting principles as at the dates thereof; and

(ww) Oiltec does not own or operate any pipelines and, accordingly, no applications or approvals are required from any Governmental Authority (including the public utilities boards in Alberta, British Columbia or Manitoba) regarding the transfer or ownership of pipelines or other facilities covered by the *Public Utilities Board Act* of such provinces.

6.2 The representations and warranties set forth in Section 6.1 shall be subject to those exceptions set forth in Schedule B provided that each of the matters set forth in Schedule B shall constitute an exception solely to the representation and warranty set forth in the subsection or paragraph of Section 6.1 to which it is specified as relating and shall not constitute an exception to any other representation or warranty set forth herein.

ARTICLE 7
FORTE'S REPRESENTATIONS AND WARRANTIES

7.1 Forte represents, warrants and covenants to Oiltec that:

(a) each of Forte and the Forte Subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization, has the capacity, power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b) each of Forte and the Forte Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect on Forte and the Forte Subsidiaries, taken as a whole;

(c) Forte does not have any Subsidiaries other than the Forte Subsidiaries, which are wholly owned;

(d) each of Forte and the Forte Subsidiaries has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a Material Adverse Effect on Forte and the Forte Subsidiaries, taken as a whole, and each of Forte and the Forte Subsidiaries has all licenses,

permits, orders or approvals of, and has obtained all required registrations with any government or regulatory body that are material to the conduct of their respective businesses;

(e) Forte has all requisite corporate power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and, subject to the terms hereof, to perform its obligations hereunder and thereunder;

(f) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the articles, by-laws or governing documents of any of Forte or the Forte Subsidiaries;

(ii) result in the creation of any Encumbrance upon any of the Forte Assets;

(iii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Forte or the Forte Subsidiaries is a party or by which it is bound or to which any of its property is subject;

(iv) give to any Person any interest or right, including the right of purchase, termination, cancellation or acceleration under any such agreement, instrument, license, permit or authority; or

(v) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to any of Forte, the Forte Subsidiaries, the Forte Securities or the Forte Assets;

except to the extent such result or occurrence as set forth in this subsection 7.1(f) does not have a Material Adverse Effect on Forte and the Forte Subsidiaries on a consolidated basis or the Forte Assets;

(g) this Agreement has been duly authorized, executed and delivered by Forte and all documents to be executed and delivered by Forte pursuant hereto shall be duly executed and delivered and this Agreement constitutes, legal, valid and binding obligations of Forte enforceable against it in accordance with its terms;

(h) the board of directors of Forte has unanimously approved the Arrangement and the entering into of this Agreement;

(i) other than as set forth in Schedule C hereto, there are no actions, suits, other legal, administrative or arbitration proceedings or government investigations commenced, or to the knowledge of Forte contemplated, at law or in equity or before or by any court or other Governmental Authority and which involve or affect Forte, the Forte Subsidiaries, the Forte Securities or the Forte Assets, including, without limitation, the title to, or ownership of, the Forte Assets, and, to the best of the knowledge, information and belief of Forte, there are no grounds upon which any such actions, suits or proceedings may be commenced with a reasonable likelihood of success;

(j) the authorized capital of Forte consists of an unlimited number of Forte Common Shares and an unlimited number of first preferred shares and second preferred shares, each issuable in series, of

which 3,500,000 Forte Performance Shares have been authorized and of which, as at the date hereof, only 22,935,549 Forte Common Shares and 1,341,000 Forte Performance Shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(k) no person has any agreement, option, right or privilege (including, without limitation, by law, pre-emptive right, contract or otherwise) nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, any of the unissued shares or other securities of Forte except for Forte Options to purchase in the aggregate not more than 911,190 Forte Common Shares and the Forte Performance Shares entitling the holders thereof to acquire not more than 1,341,000 Forte Common Shares;

(l) no person has any agreement, option, right or privilege (including, without limitation, by law, pre-emptive right, contract or otherwise) nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, any of the unissued shares or other securities of the Forte Subsidiaries;

(m) Forte and the Forte Subsidiaries do not have any agreements of any nature to acquire or sell any Subsidiary, or to acquire, lease or sell any other business operations out of the ordinary course;

(n) the respective minute books of each of Forte, Pre-Amalgamation Forte Oil and Post-Amalgamation Forte Oil and, to the knowledge of Forte, its other Subsidiaries are true and correct in all material respects and, not later than 7 days from the date hereof, will contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(o) the financial statements of Pre-Amalgamation Forte Oil contained in the Documents have been prepared in accordance with generally accepted accounting principles in Canada applied on a basis consistent with that of prior periods (except as stated therein), and present fairly, in all material respects, the financial position of Pre-Amalgamation Forte Oil as at the dates thereof and the results of the operations and the changes in financial position of Pre-Amalgamation Forte Oil for the periods then ended in accordance with generally accepted accounting principles in Canada;

(p) to the knowledge of Forte the financial statements of the Oil and Gas Division of Denison Energy Inc. contained in the Denison Documents have been prepared in accordance with generally accepted accounting principles in Canada, and present fairly, in all material respects, the financial position of the Oil and Gas Division of Denison Energy Inc. as at the dates thereof and the results of the operations and changes in financial position of the Oil and Gas Division of Denison Energy Inc. for the periods then ended in accordance with generally accepted accounting principles in Canada;

(q) the audited Statement of Revenue and Operating Expenses for the Red Earth Properties of Forte Oil Corporation present fairly, in all material respects, in accordance with generally accepted accounting principles in Canada, the revenues, royalties and expenses attributable to the Red Earth Properties and the other information purported to be shown therein of the Red Earth Properties as at the dates thereof and for the periods then ended;

(r) the audited Statement of Revenue and Operation Expenses of the Carson Properties present fairly, in all material respects, in accordance with generally accepted accounting principles in Canada, the revenues, royalties and expenses attributable to the Carson Properties and the other

information purported to be shown therein of the Carson Properties as at the dates thereof and for the periods then ended;

(s) no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Forte or the Forte Subsidiaries and Forte and the Forte Subsidiaries are not in default of any requirement of Applicable Laws which could have a Material Adverse Effect on Forte or the Forte Assets or a material adverse effect on the Forte Securities;

(t) the information and statements set forth in the Forte Public Documents were true, correct and complete in all material respects and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Forte which is not disclosed in such public record, and Forte has not filed any confidential material change reports which continue to be confidential;

(u) except as disclosed in the Forte Public Documents or as described in the information circular prepared in respect of Forte Oil Arrangement, since December 31, 2003, each of Forte and the Forte Subsidiaries has:

(i) not amended its articles, by-laws or other governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of Petroleum Substances);

(v) each of Forte and the Forte Subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Forte and the Forte Subsidiaries of each jurisdiction in which it carries on business and holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on Forte and the Forte Subsidiaries on a consolidated basis, or the Forte Assets, as the case may be, which are necessary or desirable to carry on the business of Forte or the Forte Subsidiaries, as now conducted, and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Forte and the Forte Subsidiaries on a consolidated basis or the Forte Assets;

(w) the information, data and other material (financial or otherwise) in respect of Forte and the Forte Subsidiaries to be included in the Proxy Circular will be complete and correct in all material respects at the date thereof and will not contain any misrepresentations or any untrue statement of a material fact in respect of Forte, the Forte Subsidiaries and the Forte Assets and will not omit to

state a material fact in relation to Forte, the Forte Subsidiaries or the Forte Assets necessary to make such information not misleading in light of the circumstances under which it is presented;

(x) to the best of Forte's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, the ownership of the Petroleum and Natural Gas Interests or the production of Petroleum Substances from the Petroleum and Natural Gas Interests, or the receipt of proceeds from them, and all royalties and rentals accruing prior to the Effective Date, that are payable by Forte or the Forte Subsidiaries with respect to the Petroleum and Natural Gas Interests will at the Effective Date have been properly paid or will be paid in a timely fashion;

(y) in those cases where Forte or the Forte Subsidiaries is the operator, the Petroleum and Natural Gas Interests have been and will continue until the Effective Date to be operated and maintained in a manner consistent with prudent practices in the petroleum and natural gas industry in Canada and in material compliance with all applicable laws, regulations and orders of all governmental authorities or bodies having jurisdiction over the same and, in cases where Forte or the Forte Subsidiaries is not the operator thereof, Forte or the Forte Subsidiaries have no knowledge that such has not been, is not and will not be the case;

(z) no officer, director, employee or consultant of Forte or the Forte Subsidiaries, any associate or affiliate of any such person or any party not at arm's length to Forte or the Forte Subsidiaries owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from Forte's or the Forte Subsidiaries' properties or assets or any revenue or rights attributed thereto;

(aa) to the knowledge of Forte, there was made available to Gilbert Laustsen Jung Associates Ltd. and Martin & Brusset Associates, Petroleum Consultants, prior to the issuance of the reports dated January 9, 2004 and effective as of October 1, 2003 with respect to certain of Denison Oil Corporation's crude oil, natural gas and natural gas liquids reserves (collectively, the "**Denison Reports**"), for the purpose of preparing the Denison Reports, all information material to an adequate determination of oil and gas reserves and to the knowledge of Forte none of which information contained a misrepresentation;

(bb) there was made available to Sproule Associates Limited, prior to the issuance of the report effective as of October 1, 2003 with respect to Pre-Amalgamation Forte Oil's crude oil, natural gas and natural gas liquids reserves (the "**Forte Report**"), for the purpose of preparing the Forte Report, all information material to an adequate determination of oil and gas reserves and to the knowledge of Forte none of which information contained a misrepresentation;

(cc) Forte has no knowledge of any material adverse change to the oil and gas reserves of Forte and the Forte Subsidiaries since the effective date of the Denison Reports and Forte Report other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course;

(dd) Forte is not aware of any defects, failures or impairments in the title of Forte or the Forte Subsidiaries, as the case may be, to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on Forte, on a consolidated basis or the Forte Assets or could be materially adverse to the anticipated cash-flow of Forte and the Forte Subsidiaries on a consolidated basis;

(ee) subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to the Forte Assets and on the lessee's or holder's part thereunder to be paid or performed and observed, Forte or the Forte Subsidiaries, as the case may be, may enter into and upon, hold and enjoy its property and assets for the remainder of their respective terms and all renewals or extensions thereof for Forte's or the Forte Subsidiaries' own use and benefit without any lawful interruption of or by any other person whomsoever claiming by, through or under Forte or the Forte Subsidiaries;

(ff) each of Forte and Pre-Amalgamation Forte Oil, as the case may be, has duly and timely filed, in proper form, returns in respect of taxes under the ITA, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Forte or Pre-Amalgamation Forte Oil, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2002 have been paid or accrued on the books of Forte calculated in accordance with Canadian generally acceptable accounting principles and all payments by to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; and Forte or Pre-Amalgamation Forte Oil has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(gg) all filings made by Forte and the Forte Subsidiaries under which it has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation, contain no misrepresentations of material fact and do not omit to state any material fact which could cause any amount previously paid to such corporation or previously accrued on the accounts thereof to be recovered or disallowed;

(hh) there are no outstanding agreements or waivers material to Forte or the Forte Subsidiaries extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period and there are no proposed or issued assessments or reassessments respecting Forte or the Forte Subsidiaries material to Forte on a consolidated basis or the Forte Assets pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority;

(ii) to the best of the knowledge of Forte, except to the extent that any violation or other matter referred to in this paragraph does not have a Material Adverse Effect on Forte and the Forte Subsidiaries on a consolidated basis or the Forte Assets:

(i) each of Forte and the Forte Subsidiaries is not in violation of any Environmental Laws;

(ii) each of Forte and the Forte Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes in violation of Environmental Laws which have not

been rectified or are in the process of being rectified on any of the real property owned or leased by Forte or the Forte Subsidiaries or under their control;

(iv) there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or any body of water or any municipal or other sewer or drain water systems by Forte or the Forte Subsidiaries;

(v) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Forte or the Forte Subsidiaries;

(vi) Forte and the Forte Subsidiaries have not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii) each of Forte and the Forte Subsidiaries holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Forte or the Forte Subsidiaries, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Forte and the Forte Subsidiaries have not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(jj) all of the data and information in respect of Forte, the Forte Subsidiaries, the Forte Securities and the Forte Assets provided in writing to Oiltec or any of its officers, employees, agents or other representatives was and is accurate and correct in all material respects and did not, and does not, omit any data or information necessary to make any data or information provided not misleading as of the date hereof;

(kk) other than FirstEnergy Capital Corp., Forte and the Forte Subsidiaries have not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission, financial advisory fees or other similar forms of compensation with respect to the transactions contemplated herein;

(ll) except as set forth in Schedule C hereto, there are no Swaps that Forte or the Forte Subsidiaries currently have outstanding;

(mm) Forte is the direct or indirect beneficial owner of all of the issued and outstanding securities of the Forte Subsidiaries;

(nn) Forte is a "reporting issuer" or has equivalent status in each of the Provinces of Canada. The Forte Common Shares are listed on the TSX. Forte has not been notified of any default or alleged default by Forte of any material requirement of the TSX or the securities and corporate laws, regulations, orders, notices and policies which remains outstanding;

(oo) the Forte Net Debt does not exceed $9.5 Million as at April 30, 2004;

(pp) the Forte Unaudited Financial Statements will be prepared in accordance with generally accepted accounting principles applicable in Canada and will present fairly, in all material respects, the financial position of Forte as of the dates provided therein and the results of its operations and the changes in financial position for the period then ended in accordance with Canadian generally accepted accounting principles as at the dates thereof.

7.2 The representations and warranties set forth in Section 7.1 shall be subject to those exceptions set forth in Schedule C provided that each of the matters set forth in Schedule C shall constitute an exception solely to the representation and warranty set forth in the subsection or paragraph of Section 7.1 to which it is specified as relating and shall not constitute an exception to any other representation or warranty set forth herein.

ARTICLE 8
OILTEC'S COVENANTS

8.1 Oiltec covenants and agrees that, until the earlier of the Effective Date or the date on which this Agreement is terminated and unless otherwise contemplated herein, Oiltec:

(a) will use its reasonable best efforts to fulfil or cause the fulfilment of the conditions set forth in Sections 4.1 and 5.1 as soon as reasonably possible to the extent the fulfilment of the same is within the control of Oiltec;

(b) will maintain its properties and facilities in, the usual, ordinary and regular course of business and consistent with past practice and will not take any action which may reasonably be expected to result in a Material Adverse Change for Oiltec and will not enter into of employment, consultancy or severance agreements or other arrangements with any director or officer of Oiltec without Forte's consent other than pursuant to agreements entered into prior to the date of this Agreement;

(c) will not:

(i) other than as agreed to by Forte in writing on or prior to the date of this Agreement issue, sell, pledge, lease, dispose of or encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares or other securities of, any capital stock or other securities of Oiltec (other than pursuant to the exercise of Oiltec Options currently outstanding); or

(B) any of the Oiltec Assets;

(ii) amend or propose to amend its articles or by-laws;

(iii) split, combine or reclassify any outstanding shares or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any shares;

(iv) redeem, purchase or offer to purchase any Oiltec Common Shares or other securities of Oiltec;

(v) reduce the stated capital of Oiltec; or

(vi) adopt or amend any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

without the prior written consent of Forte not to be unreasonably withheld;

(d) will maintain insurance on and in respect of all the Oiltec Assets in like kind to, and in an amount not less than the amount of, insurance in respect of the Oiltec Assets in effect on the date hereof;

(e) will:

(i) use its reasonable best efforts to preserve intact the business and goodwill of Oiltec, to keep available the services of the officers and employees of Oiltec as a group and to maintain satisfactory relationships with creditors, suppliers, distributors, customers and others having business relationships with Oiltec;

(ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Arrangement becoming effective; and

(iii) promptly notify Forte orally and in writing of any Material Adverse Change to Oiltec or the Oiltec Assets, and any material adverse change in the normal course of the business or in the operation of the business or in the operation of the properties of Oiltec and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which may have a Material Adverse Effect on Oiltec or the Oiltec Assets;

(f) will make available and cause to be made available to Forte, its agents and advisors, as Forte may request, all documents and agreements (including without limitation, any correspondence between Oiltec and its advisors (other than "deal sensitive" correspondence between Oiltec and Peters & Co. Limited regarding competing bids for Oiltec) or any governmental body and all minute books) and access to Oiltec's premises, field operations, records, computer systems and employees in any way relating to or affecting the Oiltec Assets, the Tax Pools, the Oiltec Securities or the financial status of Oiltec and such other documents or agreements as may be necessary to enable Forte to verify the truth of the representations and warranties of Oiltec herein and compliance by Oiltec with the terms and conditions hereof, except where Oiltec is contractually precluded from making such document or agreement available, and cooperate with Forte in securing access for Forte to any such documentation not in the possession or under the control of Oiltec;

(g) will not repay, other than in the ordinary course of business, any outstanding indebtedness;

(h) will not disclose to any person, other than officers, directors and key employees and professional advisors of Oiltec, any confidential information relating to Forte or the Forte Subsidiaries except information disclosed in the Proxy Circular, required to be disclosed by law or otherwise known to the public;

(i) will:

(i) convene the Oiltec Meeting and distribute copies of this Agreement (or a written summary thereof in form and substance acceptable to Forte, acting reasonably), in each case in accordance with Applicable Law;

(ii) solicit proxies to be voted at the Oiltec Meeting in favour of the Arrangement;

(iii) provide notice to Forte of the Oiltec Meeting and allow Forte's representatives to attend the Oiltec Meeting unless such attendance is prohibited by rules governing such Oiltec Meeting; and

(iv) conduct the Oiltec Meeting in accordance with rules of the TSX, the by-laws of Oiltec and any instrument governing such Oiltec Meeting, as applicable, and as otherwise required by Applicable Laws;

(j) will promptly inform Forte of the full particulars of:

(i) any change in any material fact contained or referred to in the Oiltec Public Documents; and

(ii) the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

(A) render any portion of the Oiltec Public Documents untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Oiltec Public Documents;

(C) result in the Oiltec Public Documents not complying with Applicable Laws;

(provided that if Oiltec is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this section has occurred, Oiltec shall promptly inform Forte of the full particulars of the occurrence giving rise to the uncertainty and shall consult with Forte as to whether the occurrence is of such a nature);

(iii) any request of any securities commission or similar securities regulatory authority for any amendment to the Oiltec Public Documents or for any additional documentation to the extent that it relates to or could affect the Oiltec Securities;

(iv) any request of any Governmental Authority for information on the business, operations, financial condition or assets of Oiltec or any material third party complaints, investigations or hearings (or investigations indicating that the same may be contemplated) to the extent that it relates to or could affect Oiltec or the Oiltec Assets;

(v) the issuance of any securities commission or similar regulatory authority in any jurisdiction or the TSX of any order to cease or suspend trading of any securities of Oiltec or the institution or threat of institution of any proceedings for that purpose; or

(vi) the issuance by any Governmental Authority of any order to cease or materially change any material business, operations or assets of Oiltec or the institution or threat of institution of any proceedings for that purpose;

(k) except for proxies and other non-substantive communications with Oiltec Securityholders, Oiltec will furnish promptly to Forte a copy of each notice, report, schedule or other document delivered, filed or received by Oiltec in connection with (i) the Arrangement, (ii) the Oiltec Meeting, (iii) any filings under Applicable Laws and (iv) any dealings with regulatory agencies in connection with the transactions contemplated herein;

(l) will make other necessary filings and applications under applicable Canadian federal and provincial and U.S. laws and regulations required on the part of Oiltec in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations;

(m) will use its reasonable best efforts to conduct its affairs so that all of Oiltec's representations and warranties contained herein, shall be true and correct on and as of the Effective Date as if made thereon;

(n) except as may be required by law or to secure any approvals, consents or authorizations necessary to carry out the transactions contemplated by this Agreement, will not issue any public statements with respect to the transactions contemplated by this Agreement without the prior consent and approval of Forte provided that the Parties agree that this Agreement may be attached to a material change report and to the Proxy Circular;

(o) will not, directly or indirectly, take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, or which might directly or indirectly interfere with or affect the consummation of the Arrangement;

(p) will not:

(i) except as approved by Forte, make, commit, or allow commitments to make, individual capital expenditures exceeding $50,000 to a maximum aggregate of $250,000 and Oiltec will notify Forte of any capital expenditures in excess of $5,000 within 5 business days of making such expenditures; and

(ii) except as approved by Forte, other than customary sales and production consistent with past practice, and other than as contemplated pursuant to the Arrangement and other than as disclosed to Forte in writing prior to the date of this Agreement, sell, transfer or otherwise dispose of or create any Encumbrance on, or allow the sale, transfer or other disposition of or creation of any Encumbrance on any of the Oiltec Assets other than chattel property or other non-real property that is replaced by equivalent property or consumed in the operation of the Oiltec Assets and other than any liens arising in the ordinary course of business as a result of operations under currently existing agreements affecting the Oiltec Assets;

(q) will forthwith file, proceed with and diligently prosecute an application to the Court under the ABCA for an Interim Order with respect to the matters pertaining to the Arrangement on terms acceptable to Forte, acting reasonably;

(r) will:

(i) forthwith carry out the terms of the Interim Order to the extent applicable to Oiltec;

(ii) conduct the Oiltec Meeting in accordance with the Interim Order, the ABCA, the by-laws of Oiltec and any instrument governing such Oiltec Meeting, as applicable, and as otherwise required by Applicable Laws;

(iii) promptly advise Forte of the number of Oiltec Common Shares for which Oiltec receives notices of dissent or written objections to the Arrangement and provide Forte with copies of such notices and written objections and assume all responsibility for all proceedings and expenses in relation thereto;

(iv) take all such actions as may be required under the ABCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement;

(s) will prepare (in consultation with Forte), file and distribute to the Oiltec Securityholders in a timely and expeditious manner, the notice of the Oiltec Meeting, requisite form of proxy and the Proxy Circular, and will include the Oiltec Fairness Opinion as a schedule thereto (unless such Oiltec Fairness Opinion has been withdrawn by Peters & Co. Limited) and any amendments or supplements to the Proxy Circular, all as required by the Interim Order or by Applicable Laws, in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof;

(t) will include in the Proxy Circular a unanimous (i) determination of the Board of Directors of Oiltec that the Arrangement is in the best interests of Oiltec and the Oiltec Securityholders and (ii) recommendation of the Board of Directors of Oiltec that the Oiltec Securityholders vote in favour of the Arrangement;

(u) will, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(v) notwithstanding any other provisions of this Agreement, after May 31, 2004 Oiltec may extend its directors' and officers' insurance coverage for a period of up to five years following the Effective Date on terms and conditions as to coverage and premiums substantially the same as Oiltec's existing directors' and officers' insurance unless Forte provides equivalent coverage under its directors' and officers' insurance;

(w) from the date hereof, permit Forte and its representatives reasonable access to Oiltec's offices and management personnel to permit them to be in a position to expeditiously integrate the Oiltec Assets and business and operations related thereto with the operations of Forte immediately upon but not prior to, the Effective Time, provided the activities of Forte pursuant to this Section 8.1(w) do not cause any unreasonable disruptions to Oiltec's business or operations prior to the Effective Time and all disclosure relating to such activities shall still be subject to the terms of the Confidentiality Agreements;

(x) Oiltec shall provide Forte with all information reasonably necessary relating to its business and affairs, including access to officers, employees and field sites which Forte may reasonably require in connection with the transactions contemplated hereby, which information shall be and remain subject to the Confidentiality Agreements. Oiltec shall conduct itself so as to keep Forte fully informed as to its business and affairs and as to decisions required with respect to the most

advantageous methods for supplying, operating and producing the OILTEC Assets and shall co-operate with Forte in respect thereof;

(y) will forthwith carry out the terms of the Final Order to the extent applicable to Oiltec and will forthwith file Articles of Arrangement and the Final Order with the Registrar;

(z) will not pay any severance to its employees unless the employee concurrently provides a release in favour of Oiltec in a form satisfactory to Forte, acting reasonably; and

(aa) will:

(i) immediately cease and cause to be terminated all existing discussions or negotiations or other proceedings initiated prior to the date hereof by Oiltec, or its officers, directors, employees, financial advisors, representatives and agents or others with respect to any proposed Oiltec Take-Over Proposal and shall request the return or destruction of any confidential information previously provided to any such third parties;

(ii) not directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to an Oiltec Take-Over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept, recommend, approve or enter into an agreement to implement any Oiltec Take-Over Proposal;

(iii) not release any person from any confidentiality or standstill agreement to which Oiltec and such person are parties or amend any such agreement; and

(iv) exercise all rights to require the return of information regarding Oiltec or the Oiltec Assets previously provided to such persons and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Oiltec;

8.2 (a) Notwithstanding the representations of Oiltec in Section 8.1(aa) herein, Oiltec and its officers, directors and advisors may:

(i) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Oiltec or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Forte as set out below), may furnish to such third party information concerning Oiltec and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written *bona fide* Oiltec Take-Over Proposal which the board of directors of Oiltec determines in good faith: (1) that funds or other consideration necessary for the Oiltec Take-Over Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Oiltec than the transaction contemplated by this Agreement; and (3) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of

Oiltec, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "Superior Proposal"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Oiltec provides prompt notice to Forte to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Forte, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Oiltec shall notify Forte orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Forte, copies of all information provided to such party and all other information reasonably requested by Forte), within 24 hours of the receipt thereof, shall keep Forte informed of the status and details of any such inquiry, offer or proposal and answer Forte's questions with respect thereto;

(ii) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(iii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of Oiltec, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and Oiltec complies with its obligations set forth in Section 8.2(b) and terminates this Agreement in accordance with Section 10.1(e) or (f), as applicable, and concurrently therewith pays the Forte Break Fee required by Section 8.3 to Forte.

(b) Oiltec shall give Forte, orally and in writing, at least two business days' advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, it shall and shall cause its financial and legal advisors to negotiate in good faith with Forte to make such adjustments in the terms and conditions of this Agreement as would enable it to proceed with the Arrangement as amended rather than the Superior Proposal. In the event that Forte proposes to amend this Agreement and the Arrangement to provide substantially equivalent or superior value to that provided under the Superior Proposal within the three business days time period specified above, then Oiltec shall not enter into any definitive agreement regarding the Superior Proposal. Notwithstanding the foregoing provisions of this Section 8.2(b) and for greater certainty, in the event that Oiltec is in receipt of a Superior Proposal, Forte shall not have any obligation to make or negotiate any changes to this Agreement.

(c) Oiltec shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 8.2. Oiltec

shall be responsible for any breach of this Section 8.2 by its officers, directors, employees, investment bankers, advisers or representatives.

8.3 Oiltec agrees to immediately pay to Forte the Forte Break Fee in the event that:

(a) the board of directors of Oiltec has failed to make or has withdrawn or changed any of its recommendations or determinations referred to in Sections 6.1(rr)and 8.1(t) in a manner adverse to Forte or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Oiltec Take-Over Proposal is publicly announced, proposed, offered or made to the Oiltec Shareholders or to Oiltec: (i) prior to the Meeting and the Oiltec Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval; or (ii) prior to the Effective Time, and, in either case, an Oiltec Take-Over Proposal is consummated on or before March 31, 2005;

(c) Oiltec accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement referred to in paragraph 8.2(a)(i)(B)) to implement a Superior Proposal; or

(d) there is a material breach or non performance by Oiltec of any provision of this Agreement (that has not been waived by Forte in writing or cured within the cure period contemplated by Article 11 hereof) that makes it impossible or unlikely that all of the conditions to the Arrangement will be satisfied.

Oiltec shall never be obligated to pay more than one Forte Break Fee pursuant to this Section 8.3. Oiltec acknowledges that the payment amount set out in this Section 8.3 is payment of liquidated damages which is a genuine pre-estimate of the damages which Forte will suffer or incur as a result of the event giving rise to such damages and is not a penalty. Oiltec irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Oiltec confirms that upon the occurrence of one or more of the events listed above, Oiltec shall be deemed to hold the Forte Break Fee in trust for Forte. Forte agrees that payment of the amount provided for in this Section 8.3 shall be Forte's sole remedy in connection with such event.

ARTICLE 9
FORTE'S COVENANTS

9.1 Forte covenants and agrees that, until the earlier of the Effective Date or the date on which this Agreement is terminated, and unless otherwise contemplated herein, Forte:

(a) will use its reasonable best efforts to fulfil or cause the fulfilment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfilment of the same is within the control of Forte;

(b) will conduct its business only in, not take any action except in, and maintain its properties and facilities in, the usual, ordinary and regular course of business and consistent with past practice and will not take any action which may reasonably be expected to result in a Material Adverse Change for Forte and the Forte Subsidiaries, on a consolidated basis;

(c) except for the possible conversion of Forte Performance Shares to Forte Common Shares, will not:

(i) amend or propose to amend its articles or by-laws or the articles or by-laws of the Forte Subsidiaries;

(ii) split, combine or reclassify any outstanding shares or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any shares;

(iii) redeem, purchase or offer to purchase any Forte Common Shares or other securities of Forte;

(iv) reorganize, amalgamate, arrange or merge Forte with any other person, corporation, partnership or other business organization whatsoever; or

(v) reduce the stated capital of Forte;

without the prior written consent of Oiltec not to be unreasonably withheld;

(d) will maintain insurance on and in respect of all the Forte Assets in like kind to, and in an amount not less than the amount of, insurance in respect of the Forte Assets in effect on the date hereof;

(e) will:

(i) use its reasonable best efforts to preserve intact the business and goodwill of Forte and the Forte Subsidiaries, to keep available the services of the officers and employees of Forte and the Forte Subsidiaries as a group and to maintain satisfactory relationships with creditors, suppliers, distributors, customers and others having business relationships with Forte and the Forte Subsidiaries;

(ii) not take any action that would render, or that reasonably may be expected to render, any material representation or warranty made by it in this Agreement untrue at any time prior to the Arrangement becoming effective; and

(iii) promptly notify Oiltec orally and in writing of any Material Adverse Change to Forte and the Forte Subsidiaries on a consolidated basis or the Forte Assets and any material adverse change in the normal course of the business or in the operation of the business or in the operation of the properties of Forte and the Forte Subsidiaries (on a consolidated basis), and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which may have a Material Adverse Effect on Forte and the Forte Subsidiaries on a consolidated basis or on the Forte Assets;

(f) will make available and cause to be made available to Oiltec, its agents and advisors, as Oiltec may request, all documents and agreements (including without limitation, any correspondence between Forte or the Forte Subsidiaries and their respective advisors or any governmental body and all minute books) and access to Forte's and the Forte Subsidiaries' premises, field operations, records, computer systems and employees in any way relating to or affecting the Forte Assets, the Forte Securities, or the financial status of Forte and the Forte Subsidiaries (on a consolidated basis) and such other documents or agreements as may be necessary to enable Oiltec to verify the truth of the representations and warranties of Forte herein and compliance by Forte with the terms and conditions hereof, except where Forte or the Forte Subsidiaries is contractually precluded from making such document or agreement available, and cooperate with Oiltec in securing access

for Oiltec to any such documentation not in the possession or under the control of Forte or the Forte Subsidiaries;

(g) will not pay any dividends or make any other distribution to its shareholders;

(h) will not disclose to any person, other than officers, directors and key employees and professional advisors of Forte, any confidential information relating to Oiltec except information disclosed in the Proxy Circular, required to be disclosed by law or otherwise known to the public;

(i) will use its reasonable best efforts to conduct its affairs so that all of Forte's representations and warranties contained herein, shall be true and correct on and as of the Effective Date as if made thereon;

(j) except as may be required by law or to secure any approvals, consents or authorizations necessary to carry out the transactions contemplated by this Agreement, will not issue any public statements with respect to the transactions contemplated by this Agreement without the prior consent and approval of Oiltec and will not, directly or indirectly, take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, or which might directly or indirectly interfere with or affect the consummation of the Arrangement;

(k) will, upon the occurrence of the Closing, appoint one mutually agreed upon representative of Oiltec to the Forte board of directors;

(l) will assist Oiltec in the preparation of the Proxy Circular for the Oiltec Meeting and will provide to Oiltec, in a timely and expeditious manner, all information as may be reasonably requested by Oiltec or is required by the Interim Order or Applicable Laws, with respect to Forte for inclusion in the Proxy Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and will deliver a certificate to Forte certifying that the information provided to Forte and included in the Proxy Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(m) forthwith carry out the terms of the Interim Order to the extent applicable to Forte;

(n) will make other necessary filings and applications under applicable Canadian federal and provincial and U.S. laws and regulations required on the part of Forte in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations; and

(o) will promptly inform Oiltec of the full particulars of:

(i) the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

(A) render any portion of the Forte Public Documents untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Forte Public Documents;

(C) result in the Forte Public Documents not complying with Applicable Laws;

(provided that if Forte is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this section has occurred, Forte shall promptly inform Oiltec of the full particulars of the occurrence giving rise to the uncertainty and shall consult with Oiltec as to whether the occurrence is of such a nature);

(ii) any request of any securities commission or similar securities regulatory authority for any amendment to the Forte Public Documents;

(iii) the issuance of any securities commission or similar regulatory authority in any jurisdiction or the TSX of any order to cease or suspend trading of any securities of Forte or the institution or threat of institution of any proceedings for that purpose; or

(iv) the issuance by any Governmental Authority of any order to cease or materially change any material business, operations or assets of Forte or the institution or threat of institution of any proceedings for that purpose.

9.2 Forte agrees to immediately pay Oiltec the Oiltec Break Fee in the event that there is a material breach or non-performance by Forte of any provision of this Agreement (that has not been waived by Oiltec in writing or cured within the cure period contemplated by Article 11 hereof) that makes it impossible or unlikely that all of the conditions to the Arrangement will be satisfied.

Forte shall never be obligated to pay more than one Oiltec Break Fee pursuant to this Section 9.2. Forte acknowledges that the payment amount set out in this Section 9.2 is payment of liquidated damages which is a genuine pre-estimate of the damages which Oiltec will suffer or incur as a result of the event giving rise to such damages and is not a penalty. Forte irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Forte confirms that upon the occurrence of the event listed above, Forte shall be deemed to hold the Oiltec Break Fee in trust for Oiltec. Oiltec agrees that payment of the amount provided for in this Section 9.2 shall be Oiltec's sole remedy in connection with such event.

ARTICLE 10
TERMINATION

10.1 Notwithstanding any other rights contained herein, Oiltec may terminate this Agreement upon written notice to Forte:

(a) if the Interim Order is not granted on terms acceptable to Oiltec, acting reasonably, or is set aside or modified in a manner unacceptable to Oiltec, acting reasonably, on appeal or otherwise;

(b) if the Arrangement is not approved by Oiltec Securityholders in accordance with the terms of the Interim Order and Applicable Laws on or before July 15, 2004;

(c) if the Final Order has not been granted in form and substance satisfactory to Oiltec, acting reasonably, on or before July 30, 2004;

(d) in the event the Arrangement has not become effective on or before July 30, 2004;

(e) if a circumstance giving rise to the payment of the Oiltec Break Fee shall have occurred;

(f) in the event that the board of directors of Oiltec changes, withdraws or modifies its recommendation in Section 8.1(t) and the Forte Break Fee has been paid;

(g) upon any other circumstances hereunder that give rise to a termination of this Agreement by Oiltec, including those set forth in Sections 3.1 and 5.1 hereof.

10.2 Notwithstanding any other rights contained herein, Forte may terminate this Agreement upon written notice to Oiltec:

(a) if the Interim Order is not granted on terms acceptable to Forte, acting reasonably, or is set aside or modified in a manner unacceptable to Forte, acting reasonably, on appeal or otherwise;

(b) if the Arrangement is not approved by Oiltec Securityholders in accordance with the terms of the Interim Order and Applicable Laws on or before July 15, 2004;

(c) if the Final Order has not been granted in form and substance satisfactory to Forte, acting reasonably, on or before July 30, 2004;

(d) in the event the Arrangement has not become effective on or before July 30, 2004;

(e) if a circumstance giving rise to payment of the Forte Break Fee to Forte shall have occurred; or

(f) upon any other circumstances hereunder that give rise to a termination of this Agreement by Forte, including those set forth in Sections 4.1 and 5.1 hereof.

10.3 The exercise by any Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party.

10.4 If this Agreement is validly terminated pursuant to any provision of this Agreement, the Parties shall return all materials and copies of all materials delivered to Forte or Oiltec, as the case may be, or their agents and, except for the obligations set forth in Sections 8.3, 9.2, 10.4, 13.1 and 15.1 (which shall all survive any termination of this Agreement and continue in full force and effect), no Party shall have any further obligations to any other Party hereunder with respect to this Agreement. The covenants contained in this section shall survive any termination of this Agreement and continue in full force and effect.

ARTICLE 11
NOTICE AND CURE PROVISIONS

11.1 Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect prior to or at the Effective Date; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Date.

11.2 No Party may elect to terminate this Agreement pursuant to Article 10 unless forthwith and in any event prior to the filing of the Final Order, the Party intending to rely thereon has delivered a written notice to the other Party setting out in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition precedent or termination right, as the case may be. If any such

notice is delivered, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement until the expiration of a period of 15 days from such notice.

11.3 The conditions set out in Sections 3.1, 4.1 and 5.1 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement, as contemplated by this Agreement, and the issuance of a Certificate of Arrangement in respect thereof under the ABCA.

ARTICLE 12
AMENDMENT

12.1 This Agreement may, at any time and from time to time before or after the holding of the Oiltec Meeting, be amended by written agreement of the Parties without further notice to or authorization on the part of their respective securityholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties hereto;

(b) waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the Parties hereto;

provided that any such amendment may not reduce or materially adversely affect the consideration to be received by the Oiltec Securityholders.

ARTICLE 13
COSTS

13.1 Except as contemplated in the Arrangement and herein, each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

ARTICLE 14
DISCLOSURE

14.1 Unless previously issued, upon execution of this Agreement, the Parties hereto shall issue a joint press release which announces that the Parties hereto have entered into a formal agreement providing for the implementation of the Plan of Arrangement. No Party hereto shall disclose, by press release, any aspect of the transactions contemplated hereby, without prior written consent of the other Party. Notwithstanding the foregoing, if either Party is required by Applicable Law or administrative regulation or regulatory authority to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will inform, to the extent reasonably feasible, the other Party as to the wording of such disclosure prior to its being made.

ARTICLE 15
CONFIDENTIALITY AGREEMENT

15.1 With respect to the Arrangement, each Party consents to the Arrangement and is released from any of the restrictions set forth in the Confidentiality Agreement, except those dealing with maintaining the confidentiality of information.

ARTICLE 16
NOTICES

16.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party to any other Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by hand delivery addressed to the Party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

16.2 The address for service of each of the Parties hereto shall be as follows:

if to Oiltec:

1825, 510 – 5th Street S.W.
Calgary, Alberta, T2P 3S2
Telecopier No.: (403) 237-7145
Attention: President and CEO

with a copy to:

Stikeman Elliott LLP
4300, 888 – 3rd Street S.W.
Calgary, Alberta, T2P 5C5
Telecopier No.: (403) 266-7807
Attention: Christopher Nixon

if to Forte:

2450, 500 – 4th Avenue S.W.
Calgary, Alberta, T2P 2V6
Telecopier No.: (403) 237-5256
Attention: Chairman and CEO

with a copy to:

Burnet, Duckworth & Palmer LLP
Suite 1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9
Telecopier No.: (403) 260-0330
Attention: Jay P. Reid

ARTICLE 17
TIME

17.1 Time shall be of the essence in this Agreement.

ARTICLE 18
ENTIRE AGREEMENT

18.1 This Agreement:

(a) from the date hereof constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof; and

(b) is not intended to confer upon any other person any rights or remedies hereunder.

ARTICLE 19
SEVERABILITY

19.1 If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

ARTICLE 20
FURTHER ASSURANCES

20.1 Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

ARTICLE 21
GOVERNING LAW

21.1 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta.

21.2 Each Party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

ARTICLE 22
EXECUTION IN COUNTERPARTS

22.1 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

ARTICLE 23
WAIVER

23.1 No waiver by any Party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

ARTICLE 24
ENUREMENT AND ASSIGNMENT

24.1 This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns. This Agreement may not be assigned by any Party hereto without the prior consent of the other Parties hereto.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

FORTE RESOURCES INC.

By: ______________________________

By: ______________________________

OILTEC RESOURCES LTD.

By: ______________________________

By: ______________________________

Schedule A

Plan of Arrangement

PLAN OF ARRANGEMENT

under the *Business Corporations Act* (Alberta)

concerning

OILTEC RESOURCES LTD.

AND

FORTE RESOURCES INC.

Plan of Arrangement of Oiltec Resources Ltd. and Forte Resources Inc. under Section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context should otherwise require, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended;

"**Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment hereto made in accordance with Section 6.3 hereof;

"**Arrangement Agreement**" means the arrangement agreement dated April 30, 2004 between Oiltec and Forte and as may be amended from time to time;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made;

"**business day**" means any day, other than Saturday, Sunday and a statutory holiday in the Province of Alberta;

"**Cash Consideration**" means cash consideration of $1.40 per share to be paid by Forte pursuant to Section 2.2 (a)(i) hereof to Oiltec Shareholders to acquire Oiltec Common Shares;

"**Certificate of Arrangement**" means the certificate to be issued by the Registrar pursuant to subsection 193(11) of the ABCA in respect of the Arrangement or, if no such certificate is to be issued, the proof of filing in respect of the Arrangement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Trust Company of Canada at its offices set out in the Oiltec Letter of Transmittal and Election Form;

"**Dissent Rights**" has the meaning ascribed thereto in Article 3 hereof;

"**Dissenting Securityholder**" means a Registered Holder of Oiltec Common Shares or Oiltec Options who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

"**Effective Date**" means the date of registration or filing indicated upon the Certificate of Arrangement;

"**Effective Time**" means 4:30 p.m. (Calgary time) on the Effective Date;

"**Election Deadline**" means the time specified in the Oiltec Letter of Transmittal and Election Form as the deadline for **Oiltec Shareholders** to elect to receive the Cash Consideration and/or the Share Consideration as described herein;

"**Forte**" means Forte Resources Inc., a corporation incorporated under the ABCA;

"**Forte Common Shares**" means common shares of Forte;

"**Final Order**" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Time, or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"**Holder**" means a Person who is the beneficial owner of securities;

"**Interim Order**" means the order of the Court as the same may be amended, containing declarations, orders and directions in respect of the Arrangement;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Maximum Cash**" means the maximum amount of cash available for election by all holders of Oiltec Common Shares, in aggregate, as provided in Section 2.2(b)(i) hereof;

"**Maximum Shares**" means the maximum number of Forte Common Shares available for election by all holders of Oiltec Common Shares, in aggregate, as provided in Section 2.2(b)(ii) hereof;

"**Oiltec**" means Oiltec Resources Ltd., a corporation amalgamated under the ABCA;

"**Oiltec Common Shares**" means common shares of Oiltec;

"**Oiltec Optionholders**" means the Holders of Oiltec Options;

"**Oiltec Options**" means Oiltec Common Share options granted under the Oiltec Stock Option Plan;

"**Oiltec Meeting**" means such meetings of Oiltec Securityholders as are required to be held in accordance with the Interim Order;

"**Oiltec Securities**" means the Oiltec Common Shares and the Oiltec Options;

"**Oiltec Securityholders**" means the Holders of Oiltec Common Shares and the Holders of Oiltec Options;

"**Oiltec Stock Option Plan**" means Oiltec's stock option plan, as amended;

"**Oiltec Shareholders**" means the Holders of Oiltec Common Shares;

"**Parties**" means Oiltec and Forte; and "**Party**" means any one of them;

"**Person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan of Arrangement**" or "**Plan**" means this plan of arrangement and any amendment or variation made in accordance with Section 6 hereof;

"**Registered Holder**" means the Person whose name appears on the registers of the relevant Party as the owner of securities;

"**Registrar**" means the Registrar of Corporations appointed pursuant to Section 263 of the ABCA; and

"**Share Consideration**" means 0.45 of a Forte Common Share for each Oiltec Common Share to be issued by Forte pursuant to Section 2.2(a)(ii) hereof to a Oiltec Shareholder to acquire Oiltec Common Shares.

1.2 Interpretation Not Affected by Headings

The division of this Plan into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3 Article References

Unless the contrary intention appears, references in this Plan to an Article, Section, subsection, paragraph or Appendix by number or letter or both refer to the Article, Section, subsection or paragraph or Appendix, respectively, bearing that designation in this Plan.

1.4 Number and Gender

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa and words importing gender shall include all genders.

1.5 Date for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable therein.

ARTICLE 2
THE ARRANGEMENT

2.1 Binding Effect and Effective Time

This Plan of Arrangement will become effective at the Effective Time and each of the events shall occur and shall be deemed to occur in the sequence set out herein and shall be binding at and after the Effective Time on: (i) Forte; (ii) Oiltec; and (iii) all Holders and Registered Holders of Oiltec Common Shares and Oiltec Options.

2.2 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) (i) Subject to pro-ration as set forth in paragraph 2.2(b), every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected or deemed to have elected to receive Cash Consideration in accordance with paragraph 2.3, shall be and shall be deemed to be transferred by the Holders thereof, without any other act or formality on their part, to Forte against payment of the Cash Consideration for such Oiltec Common Share and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

(ii) Subject to pro-ration as set forth in paragraph 2.2(b), every Oiltec Common Share (other than Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Common Shares) held by Registered Holders having elected to receive Share Consideration in accordance with paragraph 2.3 shall and shall be deemed to be transferred by the Holders thereof to Forte and exchanged, without any further act or formality on their part, for 0.45 of a Forte Common Share and the names of such Registered Holders shall be removed from the register of Registered Holders of Oiltec Common Shares and Forte will be recorded as the Registered Holder of such Oiltec Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof;

(b) (i) The maximum aggregate Cash Consideration that will be paid pursuant to the Arrangement shall be limited to the amount obtained by multiplying $11.864 million by the number obtained by dividing the difference between the number of Oiltec Common Shares outstanding immediately prior to the Effective Time and the number of Oiltec Common Shares held by Registered Holders who have exercised Dissent Rights by the number of Oiltec Common Shares outstanding immediately prior to the Effective Time (the "Maximum Cash"). If the Cash Consideration that would otherwise be payable to Registered Holders of Oiltec Common Shares who have elected to receive any Cash Consideration exceeds the Maximum Cash, then the number of Oiltec Common Shares in respect of which Registered Holders who have elected to receive Cash Consideration shall be pro-rated and such Registered Holders shall be entitled to receive the balance owing to such Registered Holders in the form of Share Consideration. The pro-rating of Oiltec Common Shares will be calculated such that each Registered Holder of Oiltec

Common Shares shall, if a fraction of a Oiltec Common Share would be tendered to Forte for Cash Consideration, tender to Forte the nearest whole number of Oiltec Common Shares (i.e., rounded up if a fraction of 0.5 or greater and rounded down if a fraction of less than 0.5);

(ii) The maximum number of Forte Common Shares issued pursuant to the Arrangement shall be limited to the number obtained by adding 11,463,000 and the result obtained by multiplying 0.45 by the number of Oiltec Common Shares issued on exercise of options to acquire Oiltec Common Shares from May 1, 2004 until the day prior to the Effective Date (the "Maximum Shares"). If the Share Consideration that would otherwise be payable to Registered Holders of Oiltec Common Shares who have elected or are deemed to have elected to receive any Share Consideration exceeds the Maximum Shares, then, the number of Oiltec Common Shares in respect of which Registered Holders who have elected or are deemed to have elected to receive Share Consideration shall be pro-rated and such Registered Holders shall receive the balance owing to such Registered Holders in the form of Cash Consideration. The pro-rating of Oiltec Common Shares will be calculated such that each Registered Holder of Oiltec Common Shares shall, if a fraction of a Oiltec Common Share would be tendered to Forte for Share Consideration, tender to Forte the nearest whole number of Oiltec Common Shares (i.e., rounded up if a fraction of 0.5 or greater and rounded down if a fraction of less than 0.5);

(iii) Every Oiltec Option (other than Oiltec Options held by Holders who have exercised Dissent Rights and who are ultimately entitled to be paid fair value for their Oiltec Options) shall be and shall be deemed to be transferred to Oiltec without any act or formality on the part of Holders of Oiltec Options against payment to such Holders of an amount equal to $1.40 less the applicable exercise price per Oiltec Common Share under option and all Oiltec Options shall be deemed to be cancelled and terminated and cease to represent any right or claim whatsoever.

2.3 Manner of Making Elections

(a) Each Person who, at the Election Deadline, is a Registered Holder of Oiltec Common Shares will be entitled, with respect to all or a portion of such shares, to make an election at or prior to the Election Deadline to receive Cash Consideration, Share Consideration or a combination thereof, subject to any pro-rations, and may elect:

(i) to dispose of their Oiltec Common Shares in consideration for a combination of Cash Consideration and Share Consideration; or

(ii) to dispose of a pro-rata portion of their Oiltec Common Shares entirely for Cash Consideration and a pro-rata portion of their Oiltec Common Shares entirely for Share Consideration,

all on the basis set forth herein and in the Oiltec Letter of Transmittal and Election Form.

(b) Each Registered Holder of Oiltec Common Shares entitled to make an election under paragraph 2.3(a) shall do so by depositing, or by causing their agent or other representative to deposit, with the Depositary prior to the Election Deadline a duly completed Oiltec Letter of Transmittal and Election Form indicating such shareholder's election together with the certificates representing such Oiltec Common Shares or as otherwise provided in the Oiltec Letter of Transmittal and Election Form.

(c) Any holder of Oiltec Common Shares entitled to make an election under paragraph 2.3(a) who, in respect of a Oiltec Common Share held by such shareholder: (i) does not deposit with the Depositary a duly completed Oiltec Letter of Transmittal and Election Form prior to the Election Deadline; or (ii) otherwise fails to comply fully with the requirements of Section 2.3(d) and the Oiltec Letter of Transmittal and Election Form in respect of such shareholder's election shall be deemed to have elected to receive Cash Consideration and shall be subject to the pro-rations set forth in Section 2.2(b)(ii).

(d) Any deposit of a Oiltec Letter of Transmittal and Election Form and accompanying certificates, or other documentation as provided in the Oiltec Letter of Transmittal and Election Form, shall be made at any of the offices of the Depositary specified in the Oiltec Letter of Transmittal and Election Form.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Right of Dissent

(a) Registered Holders of Oiltec Common Shares may exercise rights of dissent in connection with the Plan of Arrangement in the manner set forth in Section 191 of the ABCA as modified by the Interim Order, the Final Order and this Section 3.1. Registered Holders of Oiltec Common Shares who:

  (i) are ultimately entitled to be paid fair value for their Oiltec Common Shares shall be deemed to have transferred their Oiltec Common Shares to Forte for cancellation at the Effective Time prior to any of the steps described in Section 2.2; or

  (ii) are ultimately not entitled to be paid fair value, for any reason, for their Oiltec Common Shares, shall be deemed to have participated in the Plan of Arrangement on the same basis as any non-dissenting shareholder as at and from the Effective Time and shall receive cash and securities on the basis set forth in Article 2. However, if the Share Maximum has been reached, then such Registered Holder of Oiltec Common Shares shall not be entitled to receive Share Consideration;

(b) Registered Holders of Oiltec Options may exercise rights of dissent in connection with the Plan of Arrangement in the manner set forth in Section 191 of the ABCA as modified by the Interim Order, the Final Order and this Section 3.1. Registered Holders of Oiltec Options who:

  (i) are ultimately entitled to be paid fair value for their Oiltec Options shall be deemed to have transferred their Oiltec Options to Forte for cancellation at the Effective Time prior to any of the steps described in Section 2.2; or

  (ii) are ultimately not entitled to be paid fair value, for any reason, for their Oiltec Options, shall be deemed to have participated in the Plan of Arrangement on the same basis as any non-dissenting Oiltec Optionholder as at and from the Effective Time and such Oiltec Optionholders' Oiltec Options shall be cancelled and terminated on the basis set forth in Article 2.

3.2 No Recognition as a Holder After the Effective Time

In no circumstances shall any Person be required to recognize a Person exercising the rights set out in Section 3.1 as a Registered Holder of Oiltec Common Shares or Oiltec Options after the Effective Time.

ARTICLE 4
CASH AND CERTIFICATES

4.1 Rights to Payment and Certificates

(a) On or before the Effective Time, Forte shall deposit with the Depositary, for the benefit of the Holders of Oiltec Common Shares:

  (i) certificates representing that number of Forte Common Shares to be delivered pursuant to Article 2 upon the exchange of the Oiltec Common Shares; and

  (ii) sufficient funds for the purpose of paying for the acquisition of the Oiltec Common Shares pursuant to Article 2.

(b) As soon as practicable following the later of the Effective Time and the date of deposit with the Depositary of a duly completed Oiltec Letter of Transmittal and Election Form, the certificates which immediately prior to the Effective Time represented the Oiltec Common Shares, and such other documents and instruments as the Depositary may reasonably require, Forte shall cause the Depositary:

  (i) to forward or cause to be forwarded by first class mail (postage prepaid) to such shareholder at the address specified in the Oiltec Letter of Transmittal and Election Form; or

  (ii) if requested by such shareholder in the Oiltec Letter of Transmittal and Election Form, to make available at the Depositary for pick-up by such shareholder; or

  (iii) if the Oiltec Letter of Transmittal and Election Form neither specifies an address nor contains a request for pick-up, to forward or cause to be forwarded to such shareholder at the address of such shareholder on the share register of Oiltec, by first class mail (postage prepaid);

  in the case of Oiltec Common Shares held by such shareholder in respect of which Cash Consideration will be paid, a cheque in Canadian currency representing the payment required to be made by Forte in connection with the acquisition of Oiltec Common Shares and the certificate representing the Oiltec Common Shares so surrendered shall be cancelled and in the case of Oiltec Common Shares held by such shareholder in respect of which Share Consideration will be paid, a certificate representing that number of Forte Common Shares which such shareholder has the right to receive (together with any amounts payable pursuant to Sections 4.2 and 4.3 hereof, if any) and the certificate representing the Oiltec Common Shares so surrendered shall be cancelled.

(c) Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented Oiltec Common Shares that were exchanged pursuant to Article 2 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, subject to Section 4.4, the entitlements described in this Article 4.

(d) All payments required pursuant to this Article 4 shall be made in accordance with the timing requirements described herein and under no circumstances will interest be paid to any Person on any payment to be made hereunder, regardless of any delay in making such payment.

4.2 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made effective after the Effective Time with respect to Forte Common Shares with a record date after the Effective Time shall be paid to the Registered Holder of any unsurrendered certificate (which immediately prior to the Effective Time represented outstanding Oiltec Common Shares which were exchanged pursuant to Section 2.2) unless or until the Registered Holder of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the Registered Holder of the certificates, without interest:

(i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Forte Common Shares to which such holder is entitled; or

(ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, payable with respect to the Forte Common Shares to which such Registered Holder is entitled.

4.3 No Fractional Shares

No certificates representing fractional Forte Common Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a Forte Common Share will receive the nearest whole number of Forte Common Shares (i.e., rounded up if a fraction of 0.5 or greater and rounded down if a fraction of less than 0.5).

4.4 Extinguishment of Rights

Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Oiltec Common Shares that were exchanged pursuant to Section 2.2, if it has not been surrendered with all other instruments required by this Article 4 on or prior to the second anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against any Party. In such circumstances, the Person ultimately entitled to any certificate or cash amount hereunder shall be deemed to have surrendered such entitlement to Forte, or its successor entity, as applicable, together with all entitlement to dividends, distributions and cash thereon held for such former Holder for no consideration.

4.5 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Oiltec Common Shares that were to be exchanged pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or certificates pursuant to this Article 4 deliverable in accordance with such Registered Holder's Oiltec Letter of Transmittal and Election Form. When authorizing such

payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash and/or certificates are to be delivered and issued shall, as a condition precedent to the delivery and issuance thereof, give a bond satisfactory to Forte, or its successor entity, and its transfer agent in such sum as Forte, or its successor entity, may direct, or otherwise indemnify Forte and its successor entity, in a manner satisfactory to Forte and its successor entity, against any claim that may be made against Forte, or its successor entity, with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
FURTHER ASSURANCES

5.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

ARTICLE 6
GENERAL

6.1 Effective Time

No portion of this Plan of Arrangement shall take effect with respect to any Party or Person until the Effective Time.

6.2 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Oiltec securities issued prior to the Effective Time; (ii) the rights and obligations of the Registered Holders, Holders, any trustee and transfer agent therefor and the Parties in respect of Oiltec securities shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Oiltec securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

6.3 Plan of Arrangement Amendment

The Parties reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document which is: (i) agreed to by the Parties pursuant to the Arrangement Agreement; (ii) filed with the Court and, if made following the Oiltec Meeting, approved by the Court; and (iii) if so required, communicated to Oiltec Securityholders in the manner required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to or at the Oiltec Meeting, with or without any prior notice or communication, and if so proposed and accepted by the Persons voting at the Oiltec Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Oiltec Meeting shall be effective only if it is agreed to by the Parties pursuant to the Arrangement Agreement.

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Parties after the Effective Time without the approval of the Oiltec Securityholders, provided that: (i) it is agreed to by the Parties pursuant to the Arrangement Agreement; and (ii) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

Schedule B

Oiltec Exceptions

Reference	Description
6.1(f)(iii)	(i) Article 7 of the Employment Agreements; (ii) Section 7 of the Oiltec Option Agreements; and (iii) and the requirement under the credit facility agreement between Oiltec and its bankers for Oiltec's bankers to provide their consent prior to a change of control of Oiltec.
6.1(i)	Action No. 0001-14161 commenced by Forbes M. Chisholm against, among other defendants, Oiltec regarding a previous sale of a property and claiming approximately $34,000 against Oiltec.
6.1(q)(vii)	The Corporation has entered into "pay-to-stay" retention arrangements with its nine employees (other than the employees who have employment contracts) and consultants that provide for an aggregate payment not to exceed $188,134.
6.1(v)	Sukunka Facilities AFEs in the amounts of $88,080 and $51,743, in each case, net to Oiltec issued by Talisman Energy and providing for a 200% penalty to Oiltec should Oiltec not participate.
6.1(ee)	Employment Agreements and OILTEC Employee Savings Plan
6.1(qq)	Crude oil swap running from February 1, 2004 to July 31, 2004 for 300 barrels per day of oil at a price of Canadian $41.15 per barrel. The crude oil swap was obtained at no cost to Oiltec and is settled monthly.
6.1(uu)	The only agreement for transportation of Petroleum Substances to which Oiltec is a party or by which it is bound or subject are (i) an agreement originally effective May 1, 2003 and renewed March 25, 2004 between Westcoast Energy and Impact Energy for transmission and processing of 200,000 m^3 raw sales gas which expires November 1, 2005; and (ii) a reserve based sales contract to AltaGas allocating 100% of the reserve production from the Redwater area of Alberta to AltaGas for the life of the reserves.
6.1(x) and 6.1(q)(viii)	Agreements regarding "special committee" fees totalling $40,000, retention agreements reference above in 6.1(q)(vii) above and the obligation to pay directors fees for the period of March 31, 2004 to June 30, 2004 totalling $15,000.00
6.1(ww)	(i) Oiltec's interest in the pipelines described as numbers 4 and 6 in the Oiltec Facility Summary dated December 31, 2003, provided to Forte; (ii) Oiltec's 30% working interest in a gas sales pipeline in the Redwater area which pipeline is being built east, to connect with an existing AltaGas pipeline; (iii) a ½ mile pipeline from the Willmar (Saskatchewan) facility located at 10-13-6-3 W2M delivering production to a Producers Pipeline oil terminal; and (iv) a salt water pipeline in the Workman area of southeast Saskatchewan at 3-19-1-31 W1M delivering salt water to the Postell Energy facility for disposal.

Schedule C

Forte Exceptions

Reference	Description
7.1(ll)	Forte currently has contracts to sell its future crude oil production as follows:

Term	Quantity (Barrels/day)	Price (U.S.$/Barrel)
July 1, 2003 – June 30, 2004	100	25.81
January 1, 2004 – June 30, 2004	500	25.03

Term	Quantity (Barrels/day)	Price (Cdn.$/Barrel)
July 1, 2004 – September 30, 2004	300	35.72

Schedule D

Support Agreement

Forte Resources Inc.
Suite 2450, 500 – 4th Avenue S.W.
Calgary, Alberta, T2P 4H2

Attention: President and Chief Financial Officer

In consideration of the entry into by Forte Resources Inc. ("Forte") of an arrangement agreement (the "Arrangement Agreement") dated April 30, 2004 with Oiltec Resources Ltd. ("Oiltec") contemplating a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) involving Forte and Oiltec, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the undersigned):

1. The undersigned represents and warrants to Forte that:

(a) it is the beneficial owner of the number of common shares ("Oiltec Shares") and the number of options ("Oiltec Options") to acquire Oiltec Shares (collectively, the "Undersigned's Securities") set forth opposite the name of the undersigned below and the Undersigned's Securities are all of the Oiltec Shares and Oiltec Options beneficially owned, directly or indirectly, by the undersigned;

(b) the undersigned is duly authorized to execute and deliver this agreement and this agreement is a valid and binding agreement enforceable against the undersigned in accordance with its terms; neither the execution of this agreement by the undersigned nor the completion by the undersigned of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the undersigned will be a party or by which it will be bound at the time of such completion;

(c) at the effective date of the Arrangement, the undersigned will have (without exception) valid and marketable title to the Undersigned's Securities free and clear of all claims, liens, charges, encumbrances and security interests, except for the undersigned's obligations under this agreement; and

(d) other than the Oiltec Options, the undersigned has no agreement, option, right or privilege capable of becoming an agreement, option, right or privilege, for the purchase, subscription or issuance of any of the unissued shares in the capital of Oiltec or for the issue of any other securities of any nature or kind of Oiltec.

2. The undersigned covenants and agrees with Forte that, until and including that date (the "relevant date") which is the earlier of: (i) the effective date of the Arrangement; (ii) the termination of the Arrangement Agreement; and (iii) July 30, 2004, the undersigned will:

(a) not withdraw any proxy (if any) delivered to Oiltec or the depositary pursuant to the Arrangement, except in accordance with the provisions of Section 4 hereof;

(b) vote all of the Undersigned's Securities and any other Oiltec Shares (collectively, the "Oiltec Securities") acquired by the undersigned prior to the relevant date and any other Oiltec Securities over which control or direction is exercised by the undersigned, in approval of the Arrangement and any resolutions or matters relating thereto at any meeting of the securityholders of Oiltec called to consider the same and, with respect to any other matter relating to the Arrangement that may be put before the securityholders of Oiltec, as Forte may direct;

(c) not exercise any statutory rights of dissent or appraisal in respect of any resolution approving the Arrangement, or any aspect thereof, and not exercise any other securityholder rights or remedies available at common law, pursuant to the Business Corporations Act (Alberta) or otherwise to delay, hinder, upset or challenge the Arrangement;

(d) not (without the prior consent of Forte) sell, assign, transfer or otherwise convey or dispose of any of the Undersigned's Securities or any other Oiltec Securities acquired (other than those acquired on the exercise of OCo Options) by the undersigned prior to the relevant date (except to an affiliate of the undersigned provided that such affiliate agrees to be bound by the terms of this agreement and provided that the undersigned remains liable for the performance by such affiliate of all terms and obligations of the undersigned hereunder);

(e) not directly or indirectly, initiate, solicit, cause, facilitate or participate in any offer, proposal or expression of interest (confidential or otherwise) to acquire any assets of Oiltec outside of the ordinary course of business of Oiltec or any of Oiltec's issued or unissued securities, whether directly or indirectly; induce, directly or indirectly, or attempt to induce any other person to initiate any securityholder proposal; provide any information concerning securities, assets or the business or operations of Oiltec to any third person out of the ordinary course of business (except upon compulsion of a regulatory authority or a court of competent jurisdiction); pursue any other material corporate acquisition or disposition, amalgamation, merger, arrangement, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or purchase or sale of assets or make any other material change to the business, capital or affairs of Oiltec; or conduct any activity otherwise detrimental to the Arrangement; provided that the foregoing shall not prevent the board of directors of Oiltec from responding as required by law to any unsolicited *bona fide* written submission or proposal regarding any acquisition or disposition of assets or any unsolicited written proposal to amalgamate, merge or effect an arrangement or any unsolicited written acquisition proposal generally or make any disclosure with respect thereto which in the judgment of the board of directors or upon written advice of counsel (as may be reflected in board of directors minutes) is required or advisable under applicable law;

(f) vote as a securityholder of Oiltec against any proposal submitted to the securityholders of Oiltec involving any person other than Forte concerning any merger, sale of substantial assets, business combination, sale or purchase of shares or similar transaction involving Oiltec or any of its subsidiaries unless such proposal would result in a financially superior transaction, directly or indirectly for the holders of Oiltec Shares than that contemplated by the Arrangement and provided that the Forte Break Fee (as that term is defined in the Arrangement Agreement) has been paid to or deposited with Forte in accordance with the Arrangement Agreement; and

(g) vote as a securityholder of Oiltec against any proposal submitted to the securityholders of Oiltec which may reduce the likelihood of the Arrangement being successfully completed, unless such proposal would result in a financially superior transaction, directly or indirectly for the holders of Oiltec Securities than that contemplated by the Arrangement and provided that the Forte Break Fee (as that term is defined in the Arrangement Agreement) has been paid to or deposited with Forte in accordance with the Arrangement Agreement.

3. The undersigned agrees to relinquish (without further consideration) any and all rights under Oiltec Options unexercised as of the Effective Time and to execute any and all documents and agreements as Forte reasonably considers to be necessary or desirable to evidence the termination of such Oiltec Options as at such time.

4. If the undersigned is a party to a Employment Agreement (as defined in the Arrangement Agreement), the undersigned agrees to execute the form of release attached to the applicable Employment Agreement concurrent with the payment of any severance to the undersigned.

5. The obligations of the undersigned hereunder shall cease if: (i) the Arrangement Agreement is terminated; (ii) the Arrangement does not become effective under the *Business Corporations Act* (Alberta) on or before July 30, 2004 (or such later date as Oiltec and Forte may agree); (iii) the Arrangement is not approved by the requisite majority at a special meeting of the securityholders of Oiltec called to consider the same; or (iv) the Forte Break Fee (as that term is defined in the Arrangement Agreement) has been paid to or deposited with Forte in accordance with the Arrangement Agreement.

6. This agreement may not be amended, altered or supplemented except upon the execution and delivery of a written amending agreement executed by Forte and the undersigned.

7. Time shall be of the essence of this agreement.

8. This agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein, without giving effect to the principles of conflicts of laws thereof and the undersigned hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of any matter arising hereunder or in connection herewith.

Dated at __________________, __________________________, this _____ day of May, 2004.

______________________________	______________________________(seal)
Number of Oiltec Shares	Signature of the "undersigned"
______________________________	______________________________
Number of Oiltec Options	Printed name of the "undersigned"

APPENDIX B

INTERIM ORDER

Action No. 0401-07986

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended.

IN THE MATTER OF a proposed Arrangement involving Forte Resources Inc., Oiltec Resources Ltd. and the securityholders of Oiltec Resources Ltd.

THE HONOURABLE	)	AT THE COURT HOUSE, IN CALGARY,
	)	ALBERTA ON FRIDAY, MAY 21, 2004.
JUSTICE B.C.E. ROMAINE	)	
	)	
IN CHAMBERS	)	

INTERIM ORDER

UPON THE APPLICATION of Oiltec Resources Ltd. ("Oiltec"); AND UPON reading the Petition of Oiltec and Affidavit of Richard Schuster, and the documents referred to therein; AND UPON hearing counsel for Oiltec and Forte Resources Inc. ("Forte"); AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been notified of the proposed application and does not intend to appear or make submissions.

IT IS HEREBY ORDERED THAT:

1. Oiltec shall convene an annual and special meeting (the "Meeting") of the holders of its common shares and options to purchase common shares (collectively, the "Securityholders") on or about June 22, 2004 or no later than June 30, 2004 for the purposes of considering and, if thought fit, approving and agreeing to an arrangement (the "Arrangement") under s. 193 of the Business Corporations Act (Alberta) ("ABCA") involving Forte, Oiltec and the securityholders of Oiltec and as contemplated in the plan of arrangement outlined in the draft Information Circular and Proxy Statement of Oiltec (the "Information Circular") in substantially final form annexed as Exhibit A to the Affidavit of Richard Schuster, which is filed in this action, and transacting such other

business as is contemplated by the Information Circular or as otherwise may properly be brought before the Meeting.

2. At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Meeting) prior to the day of the Meeting, there be mailed or delivered with postage prepaid, to Securityholders of record on May 21, 2004 (the "Record Date"), and to the directors and auditors of Oiltec and to the Executive Director:

   (i) a Notice of Annual and Special Meeting of Oiltec;

   (ii) the Information Circular; and

   (iii) a Notice of Petition;

   all in substantially the forms which are Exhibit A to the Affidavit of Richard Schuster, with such amendments as counsel may advise, together with instruments of proxy and such other material as Oiltec may consider fit, with such mailing or delivery constituting good and sufficient service of notice of the Petition, the Meeting and the hearing in respect of the Petition.

3. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meeting.

4. Any registered holder of common shares (the "Common Shares") or options to purchase Common Shares ("Options") of Oiltec as at the close of business on the Record Date, subject to the bylaws of Oiltec and the provisions of the ABCA with respect to persons who become registered holders of Common Shares after such date, may attend the Meeting and vote at the Meeting (except that holders of Options that have been exercised, expired or otherwise terminated before the Meeting may not attend or vote at the Meeting), either in person or by proxy and that any usual or common form of instruments of proxy may be used for such purpose.

5. To be valid, a proxy must be deposited with Oiltec in the manner described in the Information Circular.

6. Subject to what may be provided hereafter, at the Meeting, each holder of Common Shares shall be entitled to one vote for each Common Share held, and each holder of Options shall be entitled to one vote for each Common Share issuable upon the exercise of such Options in respect of the special resolution approving the Arrangement.

7. The President of Oiltec or, failing him, any other officer of Oiltec or failing them any person to be chosen at the Meeting, shall be the Chairman of the Meeting.

8. The majority required to pass the special resolution approving the Arrangement shall be 66 2/3% of the aggregate votes cast by holders of the Common Shares and holders of the Options, voting together as a single class, at the Meeting in person or by proxy.

9. The registered Securityholders (other than holders of Options that have been exercised, expired or otherwise terminated before the Arrangement becomes effective) are accorded the right of dissent with respect to the special resolution approving the Arrangement and to receive from Oiltec, subject to the provisions of the ABCA, the fair value of their Common Shares and Options with respect to which such right of dissent is exercised under Section 191 of the ABCA. A holder of Common Shares, who is also a holder of Options, may not exercise the right of dissent in respect of only a portion of such holder's Common Shares or Options, but may dissent only with respect to all of the Common Shares and Options held by the holder. Notwithstanding subsection 191(5) of the ABCA, the written objection required to be sent to Oiltec by a dissenting Securityholder pursuant to subsection 191(5) of the ABCA must be received by Oiltec c/o Burnet, Duckworth & Palmer LLP, Attention: Shannon Wray, at the address set out below, by 4:30 p.m. (Calgary time) on that date which is one business day (meaning a day other than a Saturday, a Sunday or a statutory holiday in Canada) immediately preceding the date of the Meeting or by the Chairman of the Meeting at or before the Meeting, and otherwise comply with the requirements of Section 191 of the ABCA. A dissenting Securityholder shall not be entitled to vote his Common Shares or Options at the Annual and Special Meeting, either by proxy or by personally voting, in favour of the resolution approving the Arrangement.

10. Notice to Securityholders of the right of dissent with respect to the special resolution approving the Arrangement and to receive, subject to the provisions of the ABCA, the

fair value of their Common Shares and Options, as the case may be, shall be good and sufficiently given by including information with respect thereto in the Information Circular.

11. In respect to matters to be brought before the Meeting pertaining to items of business affecting Oiltec (other than the special resolution approving the Arrangement), each holder of Common Shares shall be entitled to one vote on a ballot at the Meeting for each Common Share held (and the holders of Options shall not be entitled to any votes in respect thereof).

12. The quorum at the Meeting shall be two persons present in person or by proxy and holding or representing not less than 5% of the aggregate of the Common Shares and Options entitled to be voted at such Meeting, provided that, if no quorum is present within 30 minutes of the appointed Meeting time, the Meeting shall stand adjourned to a day which is not less than 7 days nor more than 30 days thereafter, as determined by the Chairman of the Meeting, and at such adjourned Meeting, those persons present in person or by proxy, entitled to vote at such Meeting, will constitute a quorum for the adjourned Meeting.

13. In all other respects, the Meeting shall be conducted in accordance with the bylaws of Oiltec and the ABCA, subject to such modifications as may be adopted at the Meeting.

14. Sending of the Notice of Petition with the Information Circular shall be good and sufficient notice to all holders of Common Shares and Options of the hearing of the Petition, this Order and the application for the Final Order approving the Arrangement upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

15. Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, Oiltec may proceed with an application for a Final Order for approval of the Arrangement at 1:15 p.m. on June 23, 2004 at the Court House, Calgary, Alberta or so soon thereafter as counsel may be heard.

16. Any Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Securityholder or other interested party files with the Court and serves upon Oiltec on or before noon on June 17, 2004, a Notice of Intention to Appear, setting out such Securityholder's or other interested party's address for service and indicating whether such Securityholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Oiltec shall be effected by service upon the solicitors for Oiltec, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Shannon Wray.

17. If the application for final approval of the Arrangement is adjourned, only those parties appearing before this Court for the final application on that date shall have notice of the adjourned date.

18. Service of notice of this application on any person is hereby dispensed with.

19. Oiltec is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Honourable Court may direct.

(Signed) *"B.C.E.Romaine"* ______________

J.C.Q.B.A.

ENTERED this 21st day of May, 2004.

(Signed) *"Jim McLaughlin"* ______________

Clerk of the Court of Queen's Bench

APPENDIX C

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the Arrangement under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule "A" to Appendix A to the Information Circular and Proxy Statement of Oiltec Resources Ltd. ("Oiltec") dated May 21, 2004 accompanying the Notice of Annual and Special Meeting (the "Information Circular") is hereby approved and authorized;

2. the Arrangement Agreement made as of April 30, 2004 between Forte Resources Inc. ("Forte") and Oiltec, a copy of which is attached as Appendix A to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of Oiltec may, without further notice to or approval of the holders of common shares and holders of options to purchase common shares of Oiltec, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of Oiltec is hereby authorized, for and on behalf of Oiltec, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX D

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Capitalized terms used shall have the same meanings ascribed to them in the Information Circular under the heading "Glossary of Terms". Pursuant to the Interim Order, Registered Holders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order which is attached to the Information Circular as Appendix B and pursuant to the Plan of Arrangement which is attached to the Information Circular as Schedule "A" to Appendix A.

"191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholder at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."

APPENDIX E

INFORMATION CONCERNING OILTEC RESOURCES LTD.

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Appendix. Terms and abbreviations used in the Schedules to this Appendix are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c.B-9, as amended, including the regulation promulgated thereunder;

"**Arrangement**" means the proposed arrangement, under the provisions of Section 193 of the ABCA with Forte, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of April 30, 2004, among Oiltec and Forte, pursuant to which Oiltec and Forte have proposed to implement the Arrangement, including any amendments thereto;

"**ARTC**" means the Alberta Royalty Tax Credit;

"**Board of Directors**" means the board of directors of Oiltec;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Shares**" or "**Oiltec Shares**" means the common shares of Oiltec.

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems;

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**Forte**" means Forte Resources Inc.;

"**Information Circular**" means this Information Circular and Proxy Statement;

"**Gross**" means:

(a) in relation to the Corporation's interest in reserves, its "Oiltec gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and does not include royalty interests of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest;

"**McDaniel**" means McDaniel & Associates Consultants Ltd.;

"**McDaniel Report**" means the report of McDaniel dated February 12, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2003;

"**Net**" means:

(a) in relation to the Corporation's interest in reserves, the Corporation's operating and non-operating share after deduction of royalties obligations, plus the Corporation's royalty interest in reserves;

(b) in relation to the Corporation's interest in production, the Corporation's operating and non-operating share before deductions of royalty obligations and not including royalty interest in production;

(c) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(d) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation;

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**NP 2-B**" means National Policy Statement 2-B of the Canadian Securities Administrators;

"**Oiltec**" or the "**Corporation**" means Oiltec Resources Ltd.;

"**Plan**" or "**Plan of Arrangement**" means the Plan of Arrangement attached as Schedule "A" to Appendix A to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection, water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion; and

"**TSX**" means the Toronto Stock Exchange.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

Unless otherwise specified, information in this Appendix is as at the end of the Corporation's most recently completed financial year, being December 31, 2003.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Mstb	1,000 stock tank barrels
B/d	barrels per day
BOPD	barrels of oil per day
NGL	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	million
M	thousand

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
ARTC	Alberta Royalty Tax Credit
BOE	A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of Canadian dollars
MM$	millions of Canadian dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

BOES may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf is based upon a energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The information contained herein or incorporated by reference herein, contains the term "cash flow from operations" which should not be considered as an alternative to, or more meaningful then "cash flow from operating activities" as determined in accordance with GAAP as an indicator of Oiltec's performance. Oiltec presents cash flow from operations per share whereby per share amounts calculated or consistent with the calculation of earnings per share. Oiltec believes that in addition to net income, cash flow from operations and operating netback are useful supplemental measures as they demonstrate Oiltec's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Oiltec's performance. Oiltec's method of calculating these measures may differ from other companies and accordingly, may not be comparable to measures used by other companies. For these purposes, Oiltec defines "cash flow from operations" as cash provided by operations before changes in non-cash operating working capital and defines operating netbacks as revenue less royalties and operating expenses.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Appendix constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to the Corporation's management, are intended to identify forward-looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this Appendix. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Appendix as intended, planned, anticipated, believed, estimated or expected.

OILTEC RESOURCES LTD.

Background

Oiltec was incorporated under the ABCA on January 10, 1992. The head office of Oiltec is located at Suite 1825, 510 - 5th Street S.W., Calgary, Alberta, T2P 3S2 and the registered office is at 1400 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9. Oiltec is registered as an extra provincial corporation in the Provinces of Saskatchewan, British Columbia and Nova Scotia. Oiltec has no subsidiaries.

General Development of the Business

The business of the Corporation is the acquisition of interests in petroleum and natural gas rights and the exploration for, and the development, production and marketing of, petroleum and natural gas. The majority of the Corporation's principal oil producing properties are located in southeastern Saskatchewan and Redwater, Alberta. The Corporation's major gas producing property is Laprise, British Columbia.

Oiltec was originally organized as a private company for the purpose of acting as a general partner of Oiltec 1992 Limited Partnership, a limited partnership organized under the laws of Alberta. In 1993, Oiltec purchased all of the oil and natural gas and related assets of eight limited partnerships, various other working interests in these same assets and four private companies. On October 4, 1993, Oiltec was listed on the TSX under the trading symbol "OLT". Oiltec issued 3,000,000 Common Shares at a price of $1.00 per share in its initial public offering for net proceeds of $2,632,373.

Through 1999 and 2000, Oiltec sold its interests in 41 properties producing approximately 600 BOE/d for gross proceeds of $18.5 million. These funds were used to assist in the financing of new natural gas exploration activity including geophysical data acquisition, mineral rights acquisitions and participation in drilling, completion and equipping operations.

On May 10, 2001 Oiltec closed a private placement of 250,000 units of flow-through equity at a cost of $1.40 per unit. Each unit included one flow-through Common Share and one flow-through share purchase warrant. The warrants, which allowed the holder to purchase one additional flow-through Common Share at $1.70, were exercised on December 21, 2001. Gross proceeds were $770,000 (net of issue costs, $746,456).

On November 29, 2001 the Corporation sold, by way of private placement, 3,450,000 flow-through shares at an issue price of $2.05 per share for gross proceeds of $7,072,500 (net of issue costs, $6,759,940).

On August 8, 2002, Oiltec closed a private placement of 3,850,000 Common Shares at a price of $2.00 per share for gross proceeds of $7,700,000 (net of issue costs, $7,104,094).

On December 11, 2002 and December 27, 2002, the Corporation closed two private placements of a total of 2,040,500 flow-through Common Shares at an issue price of $2.60 per share for net proceeds of $4,939,318.

Oiltec's ongoing effort to divest non-core properties was accelerated in 2003, both to streamline the Corporation's asset base and to assist in the financing of an expanding capital budget at Redwater, Alberta and Laprise, British Columbia. In the latter half of the year, sales of 13 properties were concluded, including interests in 140 wells producing a net 100 BOE/d, for gross proceeds of $4.30 million. At year-end, Oiltec retained a higher average working interest of 49% in 82 (40 net) wells.

At December 31, 2003, there were 31,460,530 Oiltec Common Shares issued and outstanding.

Recent Developments

On February 18, 2004, Oiltec announced that a Special Committee of the Board of Directors had been established and that Peters & Co. Limited had been retained as Oiltec's financial advisor to review and make recommendations on strategic alternatives to maximize the value of its Common Shares. The Special Committee and Peters & Co. Limited conducted a process designed to solicit qualified interested parties for transaction proposals that may include the merger, sale, or recapitalization of Oiltec or a sale of certain or all of Oiltec's assets. A data room containing detailed confidential operational information was opened March 8, 2004. Interested parties that executed confidentiality agreements were provided access to the data room where they received a detailed management presentation on the exploration and development upside potential of Oiltec. The deadline for submission of transaction proposals was April 14, 2004.

On May 3, 2004, Oiltec and Forte jointly announced that they had entered into the Arrangement Agreement pursuant to which Forte will acquire all of the issued and outstanding Common Shares, subject to certain conditions, including regulatory approvals.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

Beginning in 1999 when crude oil prices were reaching 25-year lows, Oiltec's management and Board of Directors established a new business strategy targeting a larger component of natural gas drilling, particularly in high-impact exploration areas in the foothills of Alberta and northeast British Columbia. To mitigate the risk of exploration, the new strategy specified that a broad variety of natural gas prospects would be pursued with initial exploration successes expected to result in lower risk development drilling. Oiltec sold 41 properties producing 600 BOE/d during 1999 and 2000 for total proceeds of $18.5 million in order to help finance the new natural gas exploration focus. From 2000 to the present, though natural gas was the Corporation's primary target, quality drilling opportunities for oil were also considered. Natural gas exploration successes in British Columbia at Laprise (2001) and Sukunka (2002) has resulted in significant development drilling opportunities at both properties. Continued development drilling for natural gas at Laprise was complemented by a multi-zone oil and natural gas discovery in central Alberta at Redwater, where the Corporation participated in the drilling of 11 successful oil/gas wells in 2003. Entering 2004, Oiltec has accumulated a 53-well drilling inventory comprising a broad variety of high and low risk oil and natural gas targets.

Disclosure of Reserves Data

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated April 7, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is February 12, 2004. The Report of Management and Directors on Reserve Data and Other Oil and Gas Information in Form 51-101F3 and the Report on Reserves Data by McDaniel in Form 51-101F2 are attached as Schedules "B" and "C", respectively, to this Appendix.

Principal Properties

The following is a description of Oiltec's oil and natural gas properties as at December 31, 2003. Production stated is net production to Oiltec. Reserve amounts are stated, before deduction of royalties, as at December 31, 2003 based on forecast costs and prices as evaluated in the McDaniel Report. The estimates of reserves and future net revenue

for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003.

LAPRISE, BRITISH COLUMBIA – Baldonnel/Halfway natural gas production and development and Slave Point natural gas exploration

Oiltec participated in a seven well summer drilling program at Laprise in 2003. Four wells (40% Oiltec) were completed as Baldonnel gas wells and placed on production during the fourth quarter. Two wells (16% Oiltec) remain suspended after testing high levels of water with gas. The seventh well (40% Oiltec) was an unsuccessful Bluesky gas exploration test. First quarter 2004 net production was approximately 2.6 MMcf/d from nine producers.

Pipelines and a central processing facility at Laprise were commissioned in March 2002 enabling production from two wells drilled in 2001, including the c-42-A discovery well. Extended pressure build-up tests were performed on the two producing Laprise wells during the summer of 2002. This testing indicated minimal decline in reservoir pressure, supporting the presence of large reserves of natural gas in-place. The British Columbia Oil & Gas Commission also approved a GEP (Good Engineering Practice) application for the Laprise property. The GEP approval allows for reduced well spacing, similar to analogous pools in the area. The Corporation believes that a higher density of wells will enable increased recovery of the large in-place gas reserves, otherwise limited by the low permeability reservoir.

In March 2003, Oiltec and its partner/operator Impact Energy Inc ("Impact") entered into a contractual agreement with Duke Energy Gas Transmission for gathering, processing and compression of natural gas and liquids volumes from Laprise. Firm RGT (Received Gas Transmission) service has been contracted on the Duke Energy gathering system from the Laprise receipt point through the McMahon gas plant. The firm service contract started May 1, 2003 and expires October 31, 2005. The total contract volume of 7.1 MMcf per day satisfies the current productive capability of the nine Laprise producers. Installation of a new, 13 MMcf/d compressor was completed in April 2004. Oiltec expects that gas production should increase approximately 10%, and operating costs should decrease with this new installation. Significant operating-cost savings will also be achieved with water-disposal at the central facility in 2004. Produced water is currently trucked 240 kilometres to a third-party disposal facility.

A deep Slave Point natural gas well drilled by El Paso in 2002 has come off confidential status. The a-47-J/94-G-8 well is one mile west of Oiltec lands, has produced over 10 Bcf of gas since January 2003 and continues to produce at 24 MMcf/d. There have been over 15 Slave Point drilling licenses issued for wells in the Laprise area in the last two years. Over the winter of 2002 - 2003, Oiltec and Impact shot a comprehensive 2D seismic program, which encouraged the acquisition of 14 sections of new mineral rights in the second quarter. Oiltec has identified 12 Baldonnel locations of which six have been budgeted for 2004 drilling. A Slave Point exploration well (40% Oiltec) is also part of the summer drilling program. Farming-out the Slave Point drilling may capture significant production and reserves for Oiltec at no cost to the Corporation.

SUKUNKA, BRITISH COLUMBIA – Paleozoic natural gas production and development

Gas production from the 3,200-meter deep Triassic reservoir at Sukunka began in the mid 1970's and has exceeded 1.5 trillion cubic feet ("TCF") to date. Deeper Paleozoic natural gas potential at 5,000 meters was imaged with seismic years ago, but had never been exploited. Oiltec negotiated a 10% participation in this TCF-potential prospect with operator Talisman Energy Inc. in 2001. The first well at b-79-J/93-P-4 commenced drilling in September 2001, reached total depth in March 2002 and was placed on production in September 2002. It initially produced at 15 MMcf per day, but in the first quarter of 2004, averaged approximately 3.6 MMcf/d. The acid gas content of the Paleozoic gas is only 6%, so shrinkage from sweetening, NGL extraction and fuel gas is less than 10%.

Talisman and its partners commenced drilling a second Paleozoic well 11 kilometres northwest of b-79-J at d-50-C/93-P-5 in December 2002 that reached total depth in June 2003. Oiltec paid 18.18% of the drilling costs of the well to earn a 10% interest in the well and in more than 15 additional sections of mineral rights already held by Talisman. Although the well came in structurally lower and the reservoir was tighter than expected, it still tested gas at an initial rate of 15 MMcf/d, but quickly declined, so the well has been suspended. It is anticipated that the well

will be tied-in to sales during the summer of 2004. All subsequent wells will be drilled "straight-up" with Oiltec participating at either 10% or 15%. Oiltec is participating at its 10% interest in the first Sukunka development well at a-37-J/93-P-4, 3.5 kilometres southeast of the b-79-J discovery well. The well spudded on March 19th and is programmed to target the best reservoir in the discovery well with a 400-metre horizontal leg. It is hoped that optimally locating the well, coupled with the horizontal drilling strategy, will achieve the originally-estimated 25 MMcf/d production target with 20 to 40 Bcf reserves potential. If so, there are at least five additional drilling locations on the southern half of Oiltec's lands. Horizontal development drilling may also be justified on the northern half of the lands.

A 485,000-acre Area of Mutual Interest ("AMI") is in effect for Oiltec, Talisman and the two other participants in the deep Sukunka drilling. Within this AMI, all four parties are ensured of their pro-rata participation in drilling and land acquisition opportunities that may arise. The AMI expires on December 31, 2005.

REDWATER, ALBERTA – Mannville oil and gas production and development

Redwater was a tremendous success for Oiltec in 2003. The original Redwater budget included the drilling of two 1,000-metre wells targeting oil in the basal Mannville, but by year-end, 13 wells had been drilled including 11 oil/gas wells and one service well. Oiltec retains working interests varying between 30% and 65% in the 13 wells with three wells subject to payout reversions. The 12-24 discovery well (50% Oiltec) encountered multi-zone oil and gas in the Mannville group and through March 2004, produced over 36,000 barrels of light oil from just one zone since July 2003. Four different Mannville zones are oil productive, while gas has been tested from three zones. Gas production from this property will commence when pipelines, central battery and compression facilities are installed. Construction was initiated in March 2004 enabling some gas production in May with full production expected in June 2004. Shaker Resources Inc. operates the joint property.

During the first quarter of 2004, two vertical and two horizontal wells were drilled and placed on production. Oiltec's average net production from Redwater was 365 BOPD during the first quarter of 2004. Five more wells are budgeted for drilling after spring break-up.

JUMPING POUND, ALBERTA – Mississippian natural gas exploration

Ongoing seismic interpretation over three sections of 100% Oiltec lands at Jumping Pound shows the deep Mississippian to be a prospective target. Oiltec's lands are situated immediately between the decades-old Jumping Pound and Jumping Pound West Mississippian pools, which have per-well gas recoveries from 10 to 30 Bcf. A 3,200-meter gas well in this foothills area is estimated to cost approximately $5 million, requiring Oiltec to involve another, larger oil and gas Oiltec to participate in the drilling cost and risk.

WILDCAT HILLS, ALBERTA – Wabamun natural gas exploration

Oiltec shot high quality 2D seismic over this prospect in 2001 that imaged an attractive Wabamun seismic anomaly. Successful on-trend Wabamun natural gas drilling in 2002 encouraged Oiltec to lease mineral rights over the anomaly for a five-year term beginning in 2003. Oiltec will require a larger partner/operator to manage the regulatory approval and subsequent drilling of a 3,600-meter Wabamun test, which has 40 Bcf reserves potential.

MANSUR, SASKATCHEWAN – Deep Ordovician oil production and exploration

Oiltec discovered the Mansur Red River oil pool in August 1997. Exploration and development drilling since then has yielded eight, deep oil wells that produced 310 BOPD net to Oiltec during the first quarter of 2004. Decline rates continue to moderate and now average 15% per year.

New access to 3D seismic data over the pool in 2002 has identified four additional Red River drilling locations. The first of these locations at 3-27 was drilled in March 2003 and encountered a wet Red River reservoir and was abandoned. The remaining three drilling locations at Mansur are independent of the 3-27 well results.

Oiltec owns approximately 80% of the Mansur property, including three oil batteries that handle the pipeline gathered oil production. This owned and operated infrastructure resulted in operating costs of $6.53 per barrel and a netback of $27.40 per barrel in 2003.

WILLMAR, SASKATCHEWAN – Frobisher/Alida oil production, exploration and development

Oiltec's 100% interest in the Willmar Voluntary Unit No. 1 continues to deliver light oil at an annual decline rate averaging less than 8.5% over the last eight years. Owned and operated fluid handling infrastructure, including a sales pipeline connected directly to an oil terminal, results in low operating costs, which averaged only $3.87 per barrel during 2003. Produced water is supplemented by water from an on-site water source well and re-injected to provide reservoir pressure maintenance through a single injection well. Oiltec production averaged 114 BOPD during 2003 and cumulative oil production for the Unit wells has exceeded 600,000 barrels.

Oiltec has a four-year term remaining on 1.5 sections of mineral rights to the west of the Unit. Seismic suggests a potential Mississippian reservoir on the lands, similar in size to that of the Willmar Unit described above. Delineation of a prospective oil pool may be undertaken by drilling several vertical wells using the seismic control. Vertical wells are estimated to produce 50 BOPD and recover 150,000 barrels, though there are several wells in the area that have recovered more than 500,000 barrels of oil each.

BRAZEAU, ALBERTA – Nisku natural gas production

The Brazeau 11-3-45-12W5 well (26.25% Oiltec) was down for most of the first quarter of 2003 due to low wellhead pressure limiting gas from flowing into the high pressure gathering infrastructure. The well was reactivated in late March 2003 with a rental compressor. First quarter 2004 production averaged 80 Mcf/d net to Oiltec.

FORT SASKATCHEWAN, ALBERTA – Natural gas prospect

Oiltec earned a 28% working interest in the 12-24-55-21 W4M natural gas discovery well at Fort Saskatchewan drilled late in 2002. Initial flow testing of the well was very encouraging and a pipeline was installed to bring gas from 12-24 and potential development wells to market. The well first produced in May 2003 at an initial rate of 750 Mcf/d, but quickly declined to uneconomic rates by August, indicating a limited reservoir. No further drilling was pursued.

HILL SPRING, ALBERTA – Belly River natural gas exploration

Oiltec's 100% interest in 6.5 sections of mineral rights, associated seismic and a suspended wellbore at Hill Spring was sold to another operator in 2003. Oiltec drilled the 2-29-5-28 W4M exploratory well in the summer of 2002 and did not test economic gas rates from the tight Belly River sand that was encountered. Much deeper natural gas potential had been imaged on seismic, but the high risk and multi-million dollar cost to test that exploratory target exceeded Oiltec's per-well budget parameters.

WINDSOR, NOVA SCOTIA – Onshore Windsor reef oil exploration

Oiltec's high-risk exploratory well at Windsor (91% Oiltec) was abandoned in September after no hydrocarbons were encountered at the expected depth. The Corporation earned an 81% interest in approximately 315,000 acres of mineral rights to the base of the Windsor reef interval, but there are no plans for additional exploratory drilling on these lands.

Oil and Natural Gas Reserves

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by McDaniel with an effective date of December 31, 2003 contained in the McDaniel Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The McDaniel Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101.

The Corporation engaged McDaniel to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. All of the Corporation's reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan. The Corporation has no heavy oil reserves.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2003
CONSTANT PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED						
Developed Producing	1,516	1,309	6,460	4,852	74	58
Developed Non-Producing	56	46	517	399	0	0
Undeveloped	0	0	1,775	1,423	21	21
TOTAL PROVED	1,572	1,354	8,752	6,674	95	79
PROBABLE	557	468	4,205	3,154	43	35
TOTAL PROVED PLUS PROBABLE	2,129	1,822	12,957	9,828	138	115

	NET PRESENT VALUES OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	45,742	38,054	32,747	28,879	25,939	44,043	37,045	32,125	28,483	25,680
Developed Non-Producing	2,624	2,404	2,216	2,053	1,912	1,703	1,733	1,718	1,679	1,628
Undeveloped	3,782	2,933	2,280	1,769	1,364	2,419	1,861	1,428	1,086	811
TOTAL PROVED	52,148	43,392	37,242	32,701	29,215	48,166	40,638	35,271	31,249	28,119
PROBABLE	24,838	17,652	13,498	10,861	9,064	15,974	11,472	8,911	7,304	6,215
TOTAL PROVED PLUS PROBABLE	76,986	61,044	50,740	43,562	38,278	64,139	52,110	44,182	38,552	34,334

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2003 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOP-MENT COSTS (M$)	WELL ABANDON-MENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	109,690	22,113	29,284	5,031	1,115	52,148	3,982	48,166
Proved Plus Probable Reserves	155,099	31,692	40,262	5,031	1,127	76,986	12,847	64,139

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2003 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	20,905
	Natural Gas (including by-products but excluding solution gas from oil wells)	16,337
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	27,145
	Natural Gas (including by-products but excluding solution gas from oil wells)	23,595

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2003 FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED						
Developed Producing	1,517	1,308	6,467	4,909	74	58
Developed Non-Producing	56	46	517	399	0	0
Undeveloped	0	0	1,775	1,437	21	21
TOTAL PROVED	1,573	1,354	8,759	6,745	96	79
PROBABLE	557	467	4,170	3,175	43	35
TOTAL PROVED PLUS PROBABLE	2,130	1,821	12,929	9,920	138	115

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE — BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	34,167	29,325	25,818	23,170	21,102	34,167	29,325	25,818	23,170	21,102
Developed Non-Producing	2,046	1,901	1,772	1,658	1,556	2,046	1,901	1,772	1,658	1,556
Undeveloped	2,647	2,011	1,517	1,128	818	2,647	2,011	1,517	1,128	818
TOTAL PROVED	38,860	33,237	29,107	29,956	23,476	38,860	33,237	29,107	25,956	23,476
PROBABLE	18,745	13,712	10,696	8,735	7,377	12,823	9,732	7,888	6,679	5,825
TOTAL PROVED PLUS PROBABLE	57,604	46,949	39,802	34,691	30,853	51,683	42,969	36,995	32,635	29,301

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOP-MENT COSTS (M$)	WELL ABANDON-MENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	97,709	18,926	33,379	5,131	1,413	38,860	0	38,860
Proved Plus Probable Reserves	138,721	27,013	47,508	5,131	1,465	57,604	5,921	51,683

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	15,914
	Natural Gas (including by-products but excluding solution gas from oil wells)	13,193
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	20,838
	Natural Gas (including by-products but excluding solution gas from oil wells)	18,964

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the McDaniel Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

analysis of drilling, geological, geophysical and engineering data;

the use of established technology; and

specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume changes in wellhead selling prices and takes into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, as at December 31, 2003, inflation and exchange rates utilized by McDaniel in the McDaniel Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF DECEMBER 31, 2003
FORECAST PRICES AND COSTS

	Oil and NGL			Natural Gas				
Year	WTI Crude Oil $US/Bbl	Edmonton Light Crude Oil $C/Bbl	Edmonton NGL Mix $/Bbl	AECO Spot Price $C/GJ	Alberta Average Plantgate $C/MMbtu	B.C. Spot Sales Plantgate $C/MMbtu	Inflation %	US/CAN Exchange Rate $US/$CAN
	(1)	(2)	(3)		(4)		(5)	(6)
Forecast								
2004	29.00	37.70	27.90	5.50	5.65	5.65	2.0	0.750
2005	26.50	34.30	25.50	5.19	5.30	5.30	2.0	0.750
2006	25.50	33.00	24.50	4.87	4.95	4.95	2.0	0.750
2007	25.00	32.30	23.80	4.68	4.75	4.75	2.0	0.750
2008	25.00	32.30	23.70	4.53	4.60	4.60	2.0	0.750
2009	25.50	32.90	24.10	4.57	4.65	4.65	2.0	0.750
2010	26.00	33.50	24.50	4.60	4.65	4.65	2.0	0.750
2011	26.50	34.20	25.00	4.69	4.75	4.75	2.0	0.750
2012	27.00	34.80	25.40	4.78	4.85	4.85	2.0	0.750
2013	27.50	35.50	26.00	4.87	4.95	4.95	2.0	0.750
2014	28.10	36.20	26.50	4.97	5.05	5.05	2.0	0.750
2015	28.70	37.00	27.10	5.08	5.15	5.15	2.0	0.750

Year	Oil and NGL: WTI Crude Oil $US/Bbl (1)	Oil and NGL: Edmonton Light Crude Oil $C/Bbl (2)	Oil and NGL: Edmonton NGL Mix $/Bbl (3)	Natural Gas: AECO Spot Price $C/GJ	Natural Gas: Alberta Average Plantgate $C/MMbtu (4)	Natural Gas: B.C. Spot Sales Plantgate $C/MMbtu	Inflation % (5)	US/CAN Exchange Rate $US/$CAN (6)
2016	29.30	37.80	27.60	5.19	5.25	5.25	2.0	0.750
2017	29.90	38.60	28.20	5.29	5.35	5.35	2.0	0.750
2018	30.50	39.30	28.70	5.40	5.45	5.45	2.0	0.750
2019	31.10	40.10	29.30	5.51	5.60	5.60	2.0	0.750
2020	31.70	40.90	29.90	5.61	5.70	5.70	2.0	0.750
2021	32.30	41.70	30.50	5.72	5.80	5.80	2.0	0.750
2022	32.90	42.40	31.00	5.82	5.90	5.90	2.0	0.750
2023	33.60	43.30	31.60	5.95	6.00	6.00	2.0	0.750
Thereafter	33.60	43.30	31.60	5.95	6.00	6.00	0.0	0.750

(1) West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur.
(2) Edmonton Light Sweet 40 degrees API, 0.5% sulphur.
(3) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines.
(4) This forecast also applies to direct sales contracts and the Alberta gas reference price used in the crown royalty calculations.
(5) Inflation rates for forecasting prices and costs.
(6) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2003, were $6.82/Mcf for natural gas, $37.77/Bbl for crude oil, and $37.07/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

Constant prices and costs are:

(a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the McDaniel Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
AS OF DECEMBER 31, 2003
CONSTANT PRICES AND COSTS

Oil and NGL: WTI Crude Oil $US/Bbl	Oil and NGL: Edmonton Light Crude Oil $C/Bbl	Oil and NGL: Edmonton NGL Mix $/Bbl	Natural Gas: Alberta Average Plantgate $C/MMbtu	Natural Gas: B.C. Sales Plantgate $C/MMbtu	US/CAN Exchange Rate $US/$CAN[(a)]
32.78	39.76	31.50	5.87	5.25	0.75

Note:

(a) The exchange rate used to generate the benchmark reference prices in this table.

5. **Future Income Tax Expense**

Future income tax expenses estimate:

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;

(b) without deducting estimated future costs that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances;

(d) applying to the future pre-tax net cash flows relating to Forte's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.

6. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

7. Estimated future abandonment and reclamation costs related to a property have been taken into account by McDaniel in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to McDaniel were accepted by McDaniel as represented. No field inspection was conducted.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs ($000s)		Constant Prices and Costs ($000s)
	Proved Reserves	**Proved Plus Probable Reserves**	**Proved Reserves**
2004	$5,131	$5,131	$5,031
2005	Nil	Nil	Nil
2006	Nil	Nil	Nil
2007	Nil	Nil	Nil
2008	Nil	Nil	Nil
Thereafter	Nil	Nil	Nil
Total Undiscounted	$5,131	$5,131	$5,031
Total Discounted at 10%	$4,892	$4,892	$4,797

Oiltec has established a $1.2 million term loan facility specifically to finance the Corporation's 40% share of the installation of a compression facility at Laprise, British Columbia. The balance of the 2004 future development costs disclosed above are included in Oiltec's 2004 capital budget and will be financed with a combination of cash flow and bank debt.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF OILTEC NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL AND NATURAL GAS LIQUIDS			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (Mbbls)	Net Probable (Mbbls)	Net Proved Plus Probable (Mbbls)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2002[1]	1,641	331	1,972	10,190	490	10,679
Extensions	198	122	320	2,250	1,533	3,783
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(37)	74	37	(4,885)	1,158	(3,727)
Discoveries	34	17	51	18		18
Acquisitions	-	-	-	-	-	-
Dispositions	(172)	(42)	(214)	(34)	(6)	(40)
Economic Factors	-	-	-	-	-	-
Production	(230)		(230)	(792)		(792)
December 31, 2003	1,434	502	1,936	6,745	3,175	9,920

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves values were adjusted by a factor to account for the risk associated with their recovery, while their volumes were reported un-risked. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus risk adjusted (50%) probable reserves.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR PROVED RESERVES CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2003 ($000s)
Estimated Future Net Revenue at Beginning of Year	33,406
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(10,640)
Net Change in Prices, Production Costs and Royalties Related to Future Production	9,981
Changes in Previously Estimated Development Costs Incurred During the Period	288
Changes in Estimated Future Development Costs	(4,743)
Extensions and Improved Recovery	10,443
Discoveries	1,081
Acquisitions of Reserves	Nil
Dispositions of Reserves	(2,561)
Net Change Resulting from Revisions in Quantity Estimates	(8,335)
Accretion of Discount	3,682
Net Change in Income Taxes	2,670
Estimated Future Net Revenue at End of Year	35,271

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to the Corporation in the most recent five financial years and, in the aggregate, before that time. The quoted volumes are gross Oiltec reserves for Forecast Prices and Costs.

Year	Light and Medium Oil (Mbbls)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbls)	
	First Attributed	Cumulative at Year-end[1]	First Attributed	Cumulative at Year-end[1]	First Attributed	Cumulative at Year-end[1]
Prior thereto	-	-	-	-	-	-
1999	-	-	-	-	-	-
2000	-	-	-	-	-	-
2001	-	-	-	-	-	-
2002	-	-	4,635	4,635	60	60
2003	-	-	1,775	1,775	21	21

Note:

(1) Cumulative at Year-end = Residual Cumulative of Previous Year plus First Attributed.

Generally, Oiltec only records Proved Undeveloped Reserves ("PUDs") associated with wells that are expected to be drilled in the next year. The PUDs reported in 2002 were for four natural gas wells that were drilled at Laprise in 2003 and similarly, the PUDs shown for 2003 are for four additional Laprise wells that are budgeted for 2004 drilling.

Oiltec does not book Probable Undeveloped Reserves.

Significant Factors or Uncertainties

Limitations in natural gas transmission and processing capacity is a significant uncertainty that may potentially impact the value of Oiltec's reserves as reported herein. The Corporation is reliant on third-party owned and operated gathering and processing infrastructure in most cases and is therefore at risk of shut-in production if access to that infrastructure becomes impaired.

Volatility of oil and natural gas prices is an additional uncertainty that has the potential to materially impact the value of Oiltec's reserves as reported herein. See "Risk Factors" below for additional discussion on the potential impact of various factors on Oiltec's reserves value.

Other Oil and Gas Information

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation has a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	7.0	2.91	5.0	1.86	6.0	3.32	9.0	2.99
British Columbia	-	-	-	-	10.0	3.70	8.0	1.66
Saskatchewan	27.0	17.71	3.0	2.21	-	-	-	-
Total	34.0	20.62	8.0	4.07	16.0	7.02	17.0	4.55

Properties With No Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2003.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	12,811	2,588	9,440	4,246	22,251	6,834
British Columbia	9,866	2,754	68,252	12,711	78,118	15,465
Saskatchewan	4,640	2,809	20,757	12,676	25,397	15,485
Total	27,317	8,151	98,449	29,633	125,766	37,784

The Corporation expects that rights to explore, develop and exploit 1,577 net acres of its undeveloped land holdings will expire by December 31, 2004.

Additional Information Concerning Abandonment and Reclamation Costs

As at December 31, 2003, Oiltec had a working interest in 40.2 net wells, of which 27.6 were producing, 8.6 were non-producing and 4.0 were service wells. Oiltec's cost of abandoning and reclaiming the leases on the above wells and related facilities is estimated in the McDaniel Report to be $1,413,000 undiscounted and will be incurred over the life of the reserves which, based on 2003 production, is 9.4 years. The cost is $1,058,000 using a 10% discount rate.

Oiltec has retroactively adopted the Canadian accounting standard outlined in CICA Handbook section 3110, "Asset Retirement Obligations". This section requires liability recognition for retirement obligations associated with tangible long-lived assets, such as producing well sites and natural gas processing plants. The obligations included within the scope of this section are those for which a company faces a legal obligation for settlement or has made promissory estoppel. The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit standing to assume the liability in a current transaction other than in a forced or liquidation sale".

The asset retirement cost, equal to the fair value retirement obligation, is capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation, depletion and amortization. Oiltec previously estimated costs of dismantlement, removal, site reclamation and other similar activities and recorded them into earnings on a unit-of-production basis over the remaining life of the proved reserves and accumulated a liability on the Balance Sheet. Upon adoption, all prior periods have been restated for the change in accounting policy. The total undiscounted amount of estimated cash flows required to settle the obligation as at March 31, 2004 is $3,254,360, which has been discounted using a credit-adjusted risk-free rate of 8.0%. Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general company resources at the time of removal.

Tax Horizon

In 2003, Oiltec did not pay any income taxes. To offset future income taxes payable, Oiltec has the following tax pools as at December 31, 2003.

Canadian exploration expense		$19,937,000
Canadian development expense		$8,976,000
Canadian oil and gas property expense		$4,030,000
Undepreciated capital cost		$8,540,000
	Total	$41,483,000

Oiltec does not expect to pay income taxes in the near future because of the substantial tax pools available to protect future revenue.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended December 31, 2003.

Property acquisition costs	
Proved properties	Nil
Undeveloped properties	$2,210,000
Exploration costs	$4,895,000
Development costs	$11,434,000
Total	$18,539,000

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2003.

	Development		**Exploratory**	
	Gross	**Net**	**Gross**	**Net**
Light and Medium Oil	7	3.2	1	0.5
Natural Gas	6	2.4	1	0.1
Service	1	0.4	0	-
Dry	4	1.2	3	2.2
Totals:	18	7.2	5	2.8

Oiltec has a $14 million capital budget for 2004, which includes participation in the drilling of 17 (6 net) wells and the farm-out of two higher risk exploratory wells. Drilling at Redwater, Alberta and Laprise and Sukunka, British Columbia comprise the majority of the Corporation's 2004 activity. A success at Sukunka would be material to the Corporation as Oiltec holds a 10% or 15% interest in 68 sections of mineral rights on this prospect that would support significant additional drilling opportunities. Un-risked, per-well production and reserves potential at Sukunka are 25 MMcf/d and 40 Bcf, respectively. At least nine oil/gas wells (15% to 50% Oiltec) are to be drilled in 2004 at Redwater, each with productive potential exceeding 100 BOE/d. Six Baldonnel natural gas targets are expected to be drilled at Laprise (40% Oiltec) during the second half of 2004. Un-risked, per-well production and reserves potential for the Baldonnel wells are 1.5 MMcf/d and 2.0 Bcf, respectively.

Production Estimates

The following table sets out the volume of the Corporation's production estimated for the year ended December 31, 2004 (Proved + Probable, Forecast Pricing and Costs) which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Disclosure of Reserves Data*".

	Light and Medium Oil (B/d)	**Natural Gas (Mcf/d)**	**Natural Gas Liquids (B/d)**	**BOE (BOE/d)**
2004	955	5,070	54	1,853

Oiltec's Laprise, British Columbia property is estimated to contribute 548 BOE/d or 30% of the total 2004 production, while Redwater, Alberta is estimated to contribute 528 BOE/d or 29% of that total.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[(1)]				
Light and Medium Crude Oil (B/d)	985	780	684	725
Gas (Mcf/d)	2,893	2,842	3,374	2,225
NGL (B/d)	24	25	32	19
Combined (BOE/d)	1,491	1,278	1,278	769
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	36.06	37.29	36.55	45.79
Gas ($/Mcf)	6.26	6.20	6.92	8.25
NGL ($/Bbl)	34.45	35.55	37.46	41.89
Combined ($/BOE)	36.50	37.22	38.76	46.97
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	7.97	8.59	7.40	10.25
Gas ($/Mcf)	1.21	1.38	1.52	1.79
NGL ($/Bbl)	7.60	9.52	5.91	9.45
Combined ($/BOE)	7.70	8.52	8.10	10.41
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbl)	6.52	7.22	7.46	5.78
Gas ($/Mcf)	2.05	2.00	1.65	1.98
NGL ($/Bbl)	-	-	-	-
Combined ($/BOE)	8.28	8.86	8.34	7.21
Netback Received ($/BOE)[(2)]				
Light and Medium Crude Oil ($/Bbl)	21.57	21.48	21.69	29.76
Gas ($/Mcf)	3.00	2.82	3.75	4.48
NGL ($/Bbl)	26.85	26.03	31.55	32.44
Combined ($/BOE)	20.52	19.84	22.32	28.85

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates the Corporation's average daily production from its important fields for the year ended December 31, 2003:

	Light and Medium Crude Oil (B/d)	Gas (Mcf/d)	NGL (B/d)	BOE (BOE/d)
Laprise	-	1,653	18	294
Sukunka	-	500	-	83
Total British Columbia	-	2,153	18	377
Brazeau	-	406	3	71
Kinsella	-	125	-	21
Mikwan	-	47	2	10
Redwater	123	-	-	123
Other	36	104	2	55
Total Alberta	159	682	7	280
Ingoldsby	45	-	-	45
Mansur	351	-	-	351
McTaggart	53	-	-	53
Willmar	114	-	-	114
Workman	43	-	-	43

	Light and Medium Crude Oil (B/d)	Gas (Mcf/d)	NGL (B/d)	BOE (BOE/d)
Other	28	-	-	28
Total Saskatchewan	635	-	-	635
Corporation Total	794	2,835	25	1,292

Oiltec's crude oil production for the year ended December 31, 2003 was 97% light and medium quality crude oil and 3% natural gas and liquids.

For the twelve months ended December 31, 2003, approximately 60% of Oiltec's gross revenue was derived from crude oil production and 40% was derived from natural gas production.

Marketing

Oiltec's natural gas marketing portfolio is highly weighted to the Westcoast system spot prices and intra-Alberta markets on the NGTL system at published daily and monthly spot prices. Long-term sales obligations under aggregator contracts are minimal.

Oiltec's production of crude oil is sold "at the lease" to two large crude oil marketing companies under short-term contracts.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of Oiltec for the last three fiscal years (in thousand dollars).

($000s except for per share amounts)	Year Ended December 31 2003	Year Ended December 31 2002	Year Ended December 31 2001
Gross revenue	18,606	14,474	12,890
Cash flow from operations	7,897	6,344	6,010
Net income (loss)	1,596	818	566
Net income (loss) per share, basic	0.05	0.03	0.03
Net income (loss) per share, diluted	0.05	0.03	0.03
Total assets	65,875	58,948	45,841
Bank debt	11,694	6,674	6,126
Shareholders' equity	40,267	38,765	30,812

The following table sets forth selected consolidated financial information of Oiltec for the nine most recently completed quarters ending at the end of the most recently completed financial years (in thousand dollars).

	Gross Revenues ($000s)	Funds from Operations ($000s)	Funds from Operations Per Share[1] ($)	Net Income ($000s)	Net Income Per Share ($)
2004					
Q1	5,567	2,450	0.08	(10)	0.00

2003					
Q1	4,711	2,261	0.07	424	0.01
Q2	4,509	1,884	0.06	881	0.03
Q3	4,379	1,691	0.05	109	0.00
Q4	5,007	2,061	0.07	181	0.01
2002					
Q1	3,047	1,286	0.05	18	0.00
Q2	3,686	1,530	0.06	200	0.01
Q3	3,459	1,561	0.06	412	0.01
Q4	4,282	1,968	0.07	188	0.01

Note:

(1) Per share amounts are the same for both basic and diluted shares except for Q3 2002 (diluted = $0.05) and in Q4 2002 (diluted = $0.06)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The Corporation's management discussion and analysis of operating results relating to the consolidated financial statements for the year ended December 31, 2003 are contained under "*Management's Discussion and Analysis of Results of Operations*" on pages 18 through 24 of the Corporation's 2003 Annual Report and pages 5 through 9 of the Corporation's 2004 first quarter report, both of which are incorporated herein by reference and are available for review on SEDAR.

SHARE CAPITAL

The authorized capital of Oiltec consists of an unlimited number of Common Shares without nominal or par value to which Common Shares are attached the right to: (i) vote at any meeting of the Shareholders of the Corporation; (ii) receive any dividend declared by the Corporation; and (iii) receive the remaining property of the Corporation upon dissolution. As of the date hereof, there are 31,698,030 Oiltec Common Shares issued and outstanding.

CAPITALIZATION

The following table sets forth Oiltec's capitalization as at December 31, 2003 and as at March 31, 2004. For the capitalization of Forte after giving effect to the Arrangement, see "*Part III – Pro Forma Information After Giving Effect to the Arrangement*" in the Information Circular.

	Authorized	**Outstanding as at December 31, 2003**	**Outstanding as at March 31, 2004**
		(audited)	(unaudited)
Bank Debt			
Bank Loan (1)	$16,300,000	$11,693,620	$11,727,462
Term Loan (2)	$1,200,000	Nil	$ 1,150,000
Share Capital			
Common Shares (3)	Unlimited	$29,118,521 (31,460,530 shares)	$29,837,971 (31,698,030 shares)

Notes:

(1) Oiltec has a revolving demand credit facility that provides $16,300,000 bank financing at an interest rate of the bank's prime lending rate plus ½%. The loan is secured by a general assignment of book debts, a general security agreement and a $20,000,000 first and fixed floating charge debenture on all of Oiltec's assets. Oiltec is also required to meet certain financial and engineering reporting requirements under the facility.

(2) In the first quarter of 2004, Oiltec negotiated with its bank a two-year term loan in the amount of $1,200,000 specifically for the construction of a compressor at Laprise. Interest is charged at the bank's prime lending rate plus 2% and monthly payments of $50,000 are required commencing March 31, 2004.

(3) As at May 17, 2004, 2,927,000 Common shares were reserved for issuance under Oiltec's stock option plan and 2,497,500 options were outstanding at an exercise price range of $0.85 to $2.00 per share.

STOCK OPTIONS

Oiltec has a stock option ("Stock Option Plan") plan for officers, directors, permanent employees and consultants which permits the granting of options to purchase up to a maximum of 3,164,500 Common Shares. The number of options and the exercise price thereof is set by the Board of Directors at the time of grant, provided that the exercise price shall not be less than the market price of the Common Shares on the stock exchange on which such shares are then traded. The options granted under the stock option plan may be exercisable for a period and may vest at such times as the Board of Directors may determine at the time of grant, subject to the rules of any stock exchange or other regulatory body having jurisdiction.

The following table sets forth information with respect to the options outstanding as of the date hereof.

Group (Number)	Date Options Granted	Shares Under Option	Exercise Price	Expiry Date
Executive Officers (3)	December 6, 1999	80,000	$ 0.85	December 6, 2004
	May 23, 2001	20,000	$ 1.25	May 23, 2006
	December 17, 2001	260,000	$ 1.50	December 17, 2006
	May 27, 2002	375,000	$ 2.00	May 27, 2007
	January 29, 2003	200,000	$ 1.90	January 29, 2008
	February 7, 2003	20,000	$ 1.80	February 7, 2008
	May 28, 2003	235,000	$ 1.10	May 28, 2008
Directors [(1)] (5)	December 6, 1999	20,000	$ 0.85	December 6, 2004
	May 23, 2001	125,000	$ 1.25	May 23, 2006
	December 17, 2001	120,000	$ 1.50	December 17, 2006
	May 27, 2002	112,500	$ 2.00	May 27, 2007
	January 29, 2003	100,000	$ 1.90	January 29, 2008
	March 21, 2003	50,000	$ 1.24	March 21, 2008
	May 28, 2003	150,000	$ 1.10	May 28, 2008
Employees (8) (including consultants)	December 6, 1999	25,000	$ 0.85	December 6, 2004
	May 23, 2000	50,000	$ 1.05	May 23, 2005
	May 23, 2001	49,000	$ 1.25	May 23, 2006
	December 17, 2001	125,000	$ 1.50	December 17, 2006
	February 20, 2002	16,000	$ 1.50	February 20, 2007
	May 27, 2002	140,000	$ 2.00	May 27, 2007
	May 28, 2003	225,000	$ 1.10	May 28, 2008

Note:
(1) Directors who are not also executive officers.

PRIOR SALES

In the preceding 12 months, the only Common Shares issued were as follows:

Date	Number of Oiltec Common Shares Issued[(1)]	Consideration
January 7, 2004	40,000	$ 40,000
January 20, 2004	12,500	$ 11,000
February 18, 2004	15,000	$ 14,625
March 12, 2004	45,000	$ 45,000
March 15, 2004	125,000	$ 125,000

Notes:
(1) Issued pursuant to the exercise of stock options.

PRINCIPAL SHAREHOLDERS

To the knowledge of our directors and officers, as at May 17, 2004 no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the common shares, except as set out in the table below:

Name of Shareholder	Number of Shares Held	% of Issued and Outstanding Common Shares
RS Investment Management San Francisco, California	5,759,100	18.2%

HUMAN RESOURCES

Oiltec currently employs 10 full-time employees and 3 consultants.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX and trade under the symbol OLT. The following table sets out the quarterly high and low closing prices and the total quarterly trading volumes for the indicated periods:

		HIGH ($)	LOW ($)	VOLUME
2002				
	1st Quarter	2.00	1.44	925,584
	2nd Quarter	2.05	1.78	485,961
	3rd Quarter	2.80	1.77	4,041,013
	4th Quarter	2.35	1.84	1,254,915
2003				
	1st Quarter	2.21	1.10	1,480,112
	2nd Quarter	1.35	1.07	1,923,223
	3rd Quarter	1.69	1.08	3,102,600
	4th Quarter	1.40	1.05	5,371,382
2004				
	January	1.37	1.14	1,993,643
	February	1.30	1.13	2,159,540
	March	1.36	1.20	1,620,016
	April	1.40	1.17	1,755,247
	May (to May 20)	1.36	1.25	1,566,954

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of Oiltec. Information as to the number of Common Shares held has been provided to Oiltec as at May 17, 2004.

Name and Municipality of Residence	Number of Common Shares Beneficially Owned	Offices Held and Time as Director or Officer	Principal Occupation
Richard A. Schuster Calgary, Alberta	1,116,591	President, Chief Executive Officer and Director since January 1992.	President and Chief Executive Officer and prior to November 20, 1999 Chief Executive Officer and Chairman of the Corporation and prior to June 1993 was Vice President of Exploration and Development of the Corporation from January 1992. Prior thereto and from December 1989 he was the President of Rix Resources Ltd. Before becoming President of Rix Resources Ltd., Mr. Schuster was employed with Omega Hydrocarbons Ltd. as a geologist.

Name and Municipality of Residence	Number of Common Shares Beneficially Owned	Offices Held and Time as Director or Officer	Principal Occupation
D. Mark Mawdsley Calgary, Alberta	1,193,475	Senior Vice President, Chief Operating Officer, Secretary and Director since January 1992.	Senior Vice-President, Chief Operating Officer and Secretary and prior to November 20, 1999 President and Chief Operating Officer of the Corporation since June 1993, Secretary since 1997, and previously was Vice President of Engineering since January 1992. Previously Mr. Mawdsley was the Vice President of Engineering of MGL Resources Ltd. and President of Marxx Resources Ltd.
Lynn C. Dudley Calgary, Alberta	60,000	Chief Financial Officer of the Corporation since June 1993.	Chief Financial Officer of the Corporation since June 1993 and previously was Accounting Manager of the Corporation since July 1992. Ms. Dudley has been an accountant in the oil and gas industry since 1979.
Daryl E. Birnie(1)(3) Calgary, Alberta	166,800	Director since June 1993.	Mr. Birnie is currently the President of Ogema Energy Ltd., President of the McMahon Stadium Society and a director of Ketch Resources Ltd. Mr. Birnie is a past Director of the Independent Petroleum Association of Canada, the Canadian National Institute for the Blind, the Calgary Stampeder Football Club, several Canadian oil and gas companies and past Associate Director of the Calgary Exhibition and Stampede. From 1993 to 1996 he was the Chairman of Inland Gas and Oil Inc. and from 1988 to 1993, he was the President and Chief Executive Officer of Mark Resources Inc.
Stanley A. Church(1)(2) Calgary, Alberta	870,509	Director since June 1993.	Mr. Church has been a partner with the firm Beaumont Church, Barristers and Solicitors since 1967. Mr. Church is an active member of the ranching industry with a Simmental seed stock operation known as Church Simmental Ranches. He has been President of the Canadian Simmental Association and of the Alberta Cattle Breeders Association and is a former Director of the Canadian Cattlemen's Association. Mr. Church is involved in a real estate development business as President of Church Ranches Ltd. Mr. Church has also been involved as a participant in the oil and gas industry since 1986.
Charles M. Williams(2) Hubbards, Nova Scotia	244,928	Chairman from 1999 to 2000 and Director since June 1993.	Mr. Williams is a past President of Hewlett-Packard (Canada) Ltd., past President and Chief Executive Officer of Geac Computer Corporation and a past Chairman of the Canadian Advanced Technology Association. Mr. Williams has been involved as a participant in the oil and gas industry since 1986.
Ed Chwyl(2)(3) Calgary, Alberta	650,000	Director since May 2001 and Chairman since May 2003.	Mr. Chwyl is Chairman of Baytex Energy Ltd., a Director of Great Northern Exploration Ltd. and a past Director of Best Pacific Resources Ltd. Mr. Chwyl was Chairman of the Board of Navigo Energy Inc. and predecessor Ventus Energy Ltd. from 1998 to 2002 and for Ascot Energy Resources

Name and Municipality of Residence	Number of Common Shares Beneficially Owned	Offices Held and Time as Director or Officer	Principal Occupation
			Ltd. from 1999 to 2002. Previously, Mr. Chwyl was the Chief Executive Officer of Marathon Oil Canada Limited and was the President and Chief Executive Officer of Tarragon Oil and Gas Limited.
Glen D. Roane(1)(3)	100,000	Director since March 2003.	Mr. Roane is a businessman and corporate director with his principal business activity being real estate development in Colorado. He is currently a Director of Destiny Resource Services Corp., Morpheus Energy Corporation, NQL Drilling Tools Inc., Chairman of Flexpipe Systems Inc. and a trustee of Badger Income Fund. Mr. Roane is a past Director of Repap Industries Inc., North American Explorer Ltd., Ranchero Energy Inc. and Maxx Petroleum Ltd. Mr. Roane, until 1997, held various positions in the Investment Banking industry including Managing Director of Lancaster Financial Inc. and Vice President and Director of TD Asset Management Inc.

Notes:

(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).

(2) Member of the Compensation Committee.

(3) Member of the Reserves Committee.

All of the directors and officers of Oiltec have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at May 17, 2004, the directors and officers of Oiltec, as a group, beneficially owned, directly or indirectly, 4,402,303 Common Shares or approximately 13.9% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of Oiltec has, within the last ten years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied Oiltec access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of Oiltec, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of Interest

Circumstances may arise where members of the Board of Directors of Oiltec serve as directors or officers of corporations which are in competition to the interests of Oiltec. No assurances can be given that opportunities identified by such board members will be provided to Oiltec.

The ABCA provides that in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interests arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

DIRECTORS' AND OFFICERS' COMPENSATION

The Compensation Committee

The Compensation Committee of the Board (the "Committee") has the responsibility for the review and approval of the compensation paid to the three executive officers. The Committee is composed of three independent, non-employee directors: Ed Chwyl, Stanley A. Church and Charles M. Williams. All three members of the Committee are considered independent, however, they are eligible to participate in Oiltec's Stock Option Plan. The Committee meets each year for the purpose of reviewing the overall compensation policy.

Executive Compensation

Oiltec's policy with respect to executive compensation is to combine a level of salary and benefits which make it competitive in attracting and retaining professionals, awarding bonuses on the basis of particular significant contributions made during the year and granting stock options as a long-term incentive. The Committee views each of these as being equally important in motivating executives to achieve the Oiltec's short and long-term goals.

For the three executive officers, the Committee, each year, makes specific recommendations to the Board on base salaries, bonus payments and stock option allocations. The Board of Directors reviews all recommendations of the Committee before final approval. Any director who is also an executive officer is excused from the director's meeting during any discussion of his or her compensation.

Base Salaries

The base salary is the first component of the short term, annual compensation of the executive officers, including the Chief Executive Officer. In determining base salaries for three executive officers, the Committee takes into account a number of factors, including the education and experience of the individual, their performance, relevant oil and gas industry compensation survey data for companies of comparable size and overall performance of Oiltec. The Committee targets median base salary levels for similar positions in oil and natural gas companies of comparable size.

Bonus

At the end of each fiscal year, based on the Oiltec's performance, the Committee may award a cash bonus to any one or all of the executive officers, including the Chief Executive Officer. This is the second component of the short term annual compensation. Key performance measurements includes growth in: cash flow per share, net asset value, production, reserves and stock price. Bonuses are awarded to each executive officer based on their relative contribution to the Oiltec's overall performance in the year.

Long-Term Incentive Compensation

To provide a long-term incentive to the executive officers, including the Chief Executive Officer, the Committee may grant stock options as permitted under the Stock Option Plan. The Committee believes that share ownership serves to motivate and align the interests of the officers with the long-term interest of the Oiltec's shareholders.

Stock options are granted at varying levels consistent with the individual's level of responsibility within the Oiltec. Substantially all the Oiltec's stock options are granted for a five-year term and vest 20% to 25% per year.

Employment Contracts

The three executive officers have employment contracts with the Oiltec which provide for severance payments in the event of a change of control in the Oiltec or termination of employment by the Oiltec for reasons other than "just cause". The severance amount is based on the monthly salary of each of the executive officers plus an additional 10% for benefits. The Chief Executive Officer and the Chief Operating Officers are each entitled to receive a payment equal to twenty-four months salary and the Chief Financial Officer is entitled to receive twelve months salary. The contracts also allow for accelerated vesting of options at the time of change of control or termination.

Stock Option Plan

Oiltec has adopted a stock option plan for officers, directors, permanent employees and consultants which permits the granting of options to purchase up to a maximum of 3,164,500 common shares. The number of options and the exercise price thereof is set by the Board of Directors at the time of grant, provided that the exercise price shall not be less than the market price of the common shares on the stock exchange on which such shares are then traded. The options granted under the stock option plan may be exercisable for a period and may vest at such times as the Board of Directors may determine at the time of grant, subject to the rules of any stock exchange or other regulatory body having jurisdiction.

In 2003, a total of 300,000 options with exercise prices ranging from $2.30 to $2.45 expired and a total of 980,000 options with exercise prices ranging from $1.10 to $1.90 were granted under the stock option plan. Richard A. Schuster and D. Mark Mawdsley, officers and directors of the Oiltec, each had 100,000 options expire with an exercise price of $2.30. Daryl E. Birnie, Stanley A. Church and Charles M. Williams, directors of the Corporation, each had 20,000 options with an exercise price of $2.30 expire. Lynn C. Dudley, an officer of the Corporation, had 20,000 options at an exercise price of $2.45 and 20,000 options at an exercise price of $2.30 expire. Mr. Schuster was granted a total of 200,000 options, 100,000 with an exercise price of $1.90 and 100,000 at an exercise price of $1.10. Mr. Mawdsley was granted a total of 175,000 options, 100,000 at an exercise price of $1.90 and 75,000 at an exercise price of $1.10. Ms. Dudley was granted 20,000 options at an exercise price of $1.80 and 60,000 at an exercise price of $1.10. Messrs. Birnie, Church, Williams and Chwyl, directors of the Corporation, were each issued 25,000 options at an exercise price of $1.90 and 30,000 at an exercise price of $1.10. Mr. Roane, a new director of the Oiltec, was granted 50,000 options at an exercise price of $1.24 and 30,000 at an exercise price of $1.10. The remaining 225,000 options granted in 2003 were to permanent, non-executive employees.

Summary

Oiltec's compensation policies have allowed us to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the Board of Directors will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with our performance.

Report submitted by the Compensation Committee

Ed Chwyl
Stanley A. Church
Charles M. Williams

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our President and Chief Executive Officer, Senior Vice President, Chief Operations Officer and Secretary and Chief Financial Officer (our "named executive officers").

		Annual Compensation				
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Richard A. Schuster President and Chief Executive Officer	2003 2002 2001	200,850 195,000 186,000	35,000 Nil 30,000	Nil Nil Nil	200,000 168,750 125,000	Nil Nil Nil
D. Mark Mawdsley Senior Vice President, Chief Operating Officer and Secretary	2003 2002 2001	180,250 175,000 168,000	Nil Nil 20,000	Nil Nil Nil	175,000 168,750 100,000	Nil Nil Nil
Lynn C. Dudley Chief Financial Officer	2003 2002 2001	130,000 115,000 110,000	15,000 3,500 7,500	Nil Nil Nil	80,000 37,500 55,000	7,250 6,750 3,360

Stock Options

The following table sets forth, with respect to our named executive officers, the number of common shares under options granted in 2003, percentage of total options granted to all employees, officers and directors in 2003, the exercise price of such options, the market price of the common shares on the date of the grant and the expiry date of such options.

OPTION GRANTS DURING 2003					
Name	**Securities Under Options Granted (#)**	**% of Total Options Granted to Employees in Financial Year**	**Exercise Price ($/Share)**	**Market Value of Common Shares on the Date of Grant ($)**	**Expiration Date**
Richard A. Schuster	100,000 100,000	33.3 16.4	$1.90 $1.10	$1.90 $1.10	January 2008 May 2008
D. Mark Mawdsley	100,000 75,000	33.3 12.3	$1.90 $1.10	$1.90 $1.10	January 2008 May 2008
Lynn C. Dudley	20,000 60,000	100.0 9.8	$1.80 $1.10	$1.80 $1.10	February 2008 May 2008

The following table sets forth with respect to Mr. Schuster, Mr. Mawdsley and Ms. Dudley the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options based upon the closing price of the common shares of $1.24 on December 31, 2003.

AGGREGATED OPTIONS EXERCISED DURING 2003				
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the Money Options ($) Exercisable/Unexercisable
Richard A. Schuster	Nil	–	197,500/343,750	14,775/14,000
D. Mark Mawdsley	Nil	–	282,500/306,250	56,325/10,500
Lynn C. Dudley	Nil	–	75,000/130,000	9,675/8,400

Directors

Oiltec's outside, non-management directors are paid an annual directors fee. This cash compensation, paid quarterly, amounted to $12,000 for each of Daryl E. Birnie, Charles M. Williams, Stanley A. Church, Ed Chwyl and $9,000 for Glen Roane who became a director in March 2003. Oiltec's directors are also reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as directors and are granted stock options from time to time as approved by the Board of Directors.

Performance Graph

The following graph illustrates our five year cumulative shareholder return, as measured by the closing price of the common shares at the end of each financial year, assuming an initial investment of $100, compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Producers Sub Index, assuming the reinvestment of dividends where applicable.


300
250
200
150
100
50
0
1998
1999
2000
2001
2002
2003
Oiltec
S&P/TSX Composite Index
S&P/TSX Oil and Gas Producers Sub-Index

	1998	1999	2000	2001	2002	2003
Oiltec	100	102	145	176	255	141
S&P/TSX Composite Index	100	132	141	124	108	137
S&P/TSX Oil and Gas Producers Sub Index	100	122	180	186	216	259

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management believes in the importance of good corporate governance and its effectiveness in promoting enhanced shareholder value. The TSX has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the TSX Committee on Corporate Governance. When a corporation's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the TSX report are not mandatory and the TSX report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The Board of Directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate governance in order to ensure that our corporate governance practice complies with all applicable legal requirements.

A summary which addresses each of the guidelines of the TSX with respect to corporate governance including an explanation of any divergence from the stated guidelines is set forth in Schedule "D" to this Appendix.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Oiltec or to which Oiltec is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or any associate or affiliate of any of them has, or has had, any material interest in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Oiltec or any of Oiltec's affiliates, except as disclosed elsewhere in this Information Circular.

MATERIAL CONTRACTS

The only presently material contract entered into by Oiltec during the previous 12 months, other than contracts in the ordinary course of business, is the Arrangement Agreement. A copy of the Arrangement Agreement is attached to this Information Circular in its entirety as Appendix "A".

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Oiltec by Burnet, Duckworth & Palmer LLP. Except as disclosed herein, as of the date hereof, partners and associates of Burnet, Duckworth & Palmer LLP hold less than 1% of the outstanding Common Shares. PricewaterhouseCoopers LLP audited certain of the financial statements of Oiltec included in this Information Circular. Except as disclosed herein, as of the date hereof, employees of both PricewaterhouseCoopers LLP hold none of the outstanding Common Shares. The authors of the McDaniel Report, as at the date hereof, hold none of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3100, 111-5th Avenue SW, Calgary, Alberta, T2P 5L3.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares.

RISK FACTORS

An investment in the Common Shares should be considered speculative due to the nature of Oiltec's business and operations, including in particular their involvement in the exploration, acquisition, exploitation, development, production and marketing of crude oil and natural gas and their present stages of development.

The reserve and recovery information contained in the McDaniel Report are only estimates and the actual production and ultimate reserves from Oiltec's properties may be greater or less than the estimates prepared in such report. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by Oiltec. There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Oiltec. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Oiltec. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

The future development of Oiltec's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

Oiltec's operations are subject to the risks normally incidental to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs and fires, all of which could result in personal injuries, loss of life and damage to property of Oiltec and others. In accordance with customary industry practice, Oiltec is not fully insured against all of these risks, nor are all such risks insurable. Although Oiltec maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event it could incur significant costs that could have a material adverse affect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Although Oiltec believes that it is in material compliance with currently applicable environmental regulation, changes to such regulations may have a material adverse affect on Oiltec.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Oiltec's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Oiltec's reserves. Oiltec might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Oiltec's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that may be available to Oiltec may be in part determined by its borrowing base. A sustained material decline in prices from historical average prices could further reduce such borrowing base, therefore reducing the bank credit available and could require that a portion of its bank debt be repaid.

Oiltec uses the full cost method of accounting for oil and natural gas properties. The carrying amount of assets is limited to the recoverable amount as determined by a two step process. The first step recognizes whether impairment has occurred by calculating if the carrying amount exceeds the sum of the undiscounted cash flows (using only proved reserves and reasonable estimates of future oil and gas prices and costs) expected to result from the use and eventual disposition of the assets (which includes the cost of unproved properties). If impairment has occurred, the second step measures the amount of the impairment loss as the amount by which the carrying amount of assets capitalized exceeds the sum of the fair value of proved and probable reserves and the costs of unproved properties.

Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) exceed the discounted present value of estimated future net cash flows from its proved and probable oil and natural gas reserves, those excess costs would be required to be charged to operations.

From time to time Oiltec may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Oiltec will not benefit from such increases and Oiltec may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements.

From time to time Oiltec may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

The marketability and price of oil and natural gas which may be acquired or discovered by Oiltec will be affected by numerous factors beyond its control. Oiltec will be affected by the differential between the prices paid by refiners for grades of oil produced by Oiltec. The ability of Oiltec to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Oiltec is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Oiltec is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is intensely competitive and Oiltec must compete in all aspects of its operations with a substantial number of other corporations which have greater technical or financial resources.

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. Oiltec conducts such title reviews as it believes are appropriate. To the extent title defects do exist, it is possible that Oiltec may lose a portion of its right, title, estate and interest in and to the properties to which the title relates.

Oiltec does not currently pay any dividends on its outstanding shares and payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of Oiltec, the need for funds to finance ongoing operations and other business considerations as the Board of Directors considers relevant.

The directors of Oiltec may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with Oiltec. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with Oiltec disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Holders of Common Shares must rely upon the experience and expertise of the management of the Corporation. The continued success of the Corporation is largely dependant on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the Corporation's growth and profitability.

SCHEDULE "A"

FINANCIAL STATEMENTS OF OILTEC RESOURCES LTD.



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 15, 2004

Auditors' Report

To the Board of Directors of
Oiltec Resources Ltd.

We have audited the balance sheets of **Oiltec Resources Ltd.** as at December 31, 2003 and 2002 and the statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

BALANCE SHEETS

	Mar. 31, 2004 Unaudited $	Dec. 31, 2003 Restated (Note 2) $	Dec. 31, 2002 Restated (Note 2) $
ASSETS			
Current Assets			
Accounts Receivable	2,559,178	2,198,089	1,976,272
Prepaids and Other	146,608	69,957	56,114
	2,705,786	2,268,046	2,032,386
Property, Plant and Equipment (Note 3)	53,944,918	63,607,664	56,915,535
	56,650,704	65,875,710	58,947,921
LIABILITIES			
Current Liabilities			
Accounts Payable & Accrued Liabilities	5,009,017	5,345,838	3,680,009
Unrealized Risk Management Liability	194,755	-	-
Bank Debt (Note 4)	12,877,462	11,693,620	6,674,503
	18,081,234	17,039,458	10,354,512
Asset Retirement Obligation	1,690,022	1,582,259	1,749,083
Future Tax Liability (Note 6)	3,001,317	6,987,450	8,079,606
	22,772,573	25,609,167	20,183,201
SHAREHOLDERS' EQUITY			
Share Capital (Note 5)	29,837,971	29,118,521	29,196,519
Retained Earnings	4,040,160	11,148,022	9,568,201
	33,878,131	40,266,543	38,764,720
	56,650,704	65,875,710	58,947,921

Signed on Behalf of the Board

(Signed) "Glen Roane"
Director

(Signed) "Daryl Birnie"
Director

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	For The Three Months Ended		For The Years Ended		
	Mar. 31, 2004	Mar. 31, 2003	Dec. 31, 2003 Restated (Note 2)	Dec. 31, 2002 Restated (Note 2)	Dec. 31, 2001 Restated (Note 2)
	$	$	$	$	$
Revenue					
Oil and Gas Production	5,541,671	4,589,017	18,347,311	14,047,243	12,349,365
Royalties	(1,289,648)	(1,046,943)	(4,230,456)	(2,746,917)	(2,677,009)
Alberta Royalty Tax Credit	73,452	3,252	184,704	41,169	36,217
Saskatchewan Surcharge	(58,650)	(48,276)	(232,820)	(301,300)	(366,046)
	4,266,825	3,497,050	14,068,739	11,040,195	9,342,527
Royalty Income	25,426	122,374	258,651	426,395	540,956
	4,292,251	3,619,424	14,327,390	11,466,590	9,883,483
Expenses					
Depreciation and Depletion	2,243,734	1,373,254	7,253,287	4,668,096	4,026,768
Accretion Expense	32,277	34,982	139,927	158,418	139,049
Operating	1,231,137	773,084	3,920,650	2,880,825	1,698,370
General and Administrative	494,093	443,320	1,748,709	1,519,061	1,419,945
Interest	156,030	95,961	544,801	491,177	654,070
Unrealized Loss on Risk Management	194,755	-	-	-	-
	4,352,026	2,720,601	13,607,374	9,717,577	7,938,202
Earnings (Loss) Before Taxes	(59,755)	898,823	720,016	1,749,013	1,945,281
Future Income Taxes	61,033	(428,284)	1,092,157	(700,098)	(1,278,844)
Capital and Other Taxes	(11,150)	(46,457)	(216,538)	(231,150)	(100,625)
Net Earnings (Loss) for the Period	(9,892)	424,082	1,595,635	817,765	565,812
Retained Earning as Previously Stated – January 1	11,274,441	9,681,403	9,681,404	8,757,573	7,730,243
Asset Retirement Obligation (Note 2)	(126,419)	(113,203)	(113,203)	(7,137)	543,683
Restated Retained Earnings – January 1	11,148,022	9,568,201	9,568,201	8,750,436	8,273,926
Repurchase of Shares	-	-	(15,814)	-	(89,302)
Stock-based Compensation (Note 2)	(423,070)	-	-	-	-
Property, Plant and Equipment Writedown (Note 2)	(6,674,900)	-	-	-	-
Net Income (Loss) for the Period	(9,892)	424,082	1,595,635	817,765	565,812
Retained Earnings - End of Period	4,040,160	9,992,282	11,148,022	9,568,201	8,750,436
Net Earnings Per Share – Basic and Diluted	$(0.00)	$0.01	$0.05	$0.03	$0.03

STATEMENTS OF CASH FLOWS

	For The Three Months Ended		For The Years Ended		
			Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
	March 31, 2004	March 31, 2003	Restated (Note 2)	Restated (Note 2)	Restated (Note 2)
	$	$	$	$	$
Operating Activities					
Net Earnings (Loss) for the Period	(9,892)	424,082	1,595,635	817,765	565,812
Items Not Affecting Cash					
Depreciation and Depletion	2,243,734	1,373,254	7,253,287	4,668,096	4,026,768
Accretion Expense	32,277	34,982	139,927	158,418	139,049
Unrealized Loss on Risk Management	194,755	-			
Stock-based Compensation Expense	50,604	-			
Future Income Taxes	(61,033)	428,284	(1,092,157)	700,098	1,278,844
Funds from Operations	2,450,445	2,260,602	7,896,692	6,344,377	6,010,473
Changes in Non-Cash Working Capital	(285,669)	(243,955)	(127,965)	108,101	(115,542)
	2,164,776	2,016,647	7,768,727	6,452,478	5,894,931
Investing Activities					
Additions to Property, Plant and Equipment	(4,718,659)	(6,779,860)	(18,549,124)	(18,390,372)	(14,967,245)
Proceeds on Disposition of Property, Plant & Equipment	1,623,313	4,896	4,303,393	926,542	251,833
Settlement of Asset Retirement Obligation	-	(3,256)	(11,755)	(108,241)	(38,692)
	(3,095,346)	(6,778,220)	(14,257,486)	(17,572,071)	(14,754,104)
Changes in Non-Cash Working Capital	(488,897)	1,458,283	1,558,136	(1,606,196)	2,601,289
	(3,584,243)	(5,319,937)	(12,699,350)	(19,178,267)	(12,152.815)
Financing Activities					
Issue of Common Shares, Net of Issue Costs	235,625	-	-	12,177,665	7,549,059
Shares Repurchased	-	-	(88,494)	-	(200,931)
Issuance (Repayment) of Bank Debt	1,183,842	3,303,290	5,019,117	548,124	(1,090,244)
	1,419,467	3,303,290	4,930,623	12,725,789	6,257,884
Change in Cash	-	-	-	-	-
Balance Beginning of Period & End of Period	-	-	-	-	-

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Property, Plant and Equipment

Petroleum and Natural Gas Properties

The Company follows the full cost method of accounting for petroleum and natural gas properties and equipment whereby all costs, net of government incentives, relating to the exploration for and development of oil and gas reserves, are capitalized. Such costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling both productive and non-productive wells, related plant and production equipment costs and related overhead charges.

Proceeds on disposal of properties are normally applied as a reduction of the capitalized costs without recognition of a gain or loss except where such a disposal would alter the depletion and depreciation rate by 20% or more.

The Company carries its petroleum and natural gas properties at the lower of the capitalized cost and net recoverable amount. Net capitalized cost is calculated as the net book value of the related assets less the accumulated provisions for future income taxes and site restoration costs. Net recoverable amount is limited to the sum of future net revenues from proven properties and the cost of unproved properties, net of provisions for impairment, less estimated future financing, administrative expenses and income taxes. Future net revenues are based on prices and costs prevailing at the year-end. See Note 2 "Changes in Accounting Policies"

Depletion and depreciation of capitalized costs are provided for by using the unit-of-production method based on the Company's total estimated gross proven reserves as determined by independent engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relevant energy content. In determining the depletion base, the Company includes future costs to be incurred in developing proven reserves and excludes the cost of undeveloped land.

Other Assets

Depreciation is provided on computer hardware and office equipment at annual rates of 30% and 20% respectively on a declining balance basis.

(b) Joint Venture Operations

Substantially all of the Company's exploration and production activities are conducted jointly with other entities and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

(c) Income Taxes

The Company follows the liability method of tax allocation accounting. Under this method, recognition of a future tax liability or asset is dependent on the expected tax outflow or benefit to be derived from differences between the carrying value and tax basis of assets and liabilities.

(d) Per Share Information

Earnings per share are calculated based on the weighted average number of shares outstanding during 2003 which was 31,484,723 (2002 – 27,189,127). Diluted earnings per share reflect the exercise of options as if issued at the later of the date of grant or the beginning of the year. The diluted weighted average number of share in 2003 is 31,674,899 (2002 – 27,952,642) Under the treasury stock method, only "in the money" dilutive shares are included in the weighted average number of shares. It is assumed the proceeds are used to buy

back shares at the weighted average market price experienced during the reporting period. The weighted average number of shares is then reduced by the number of shares acquired.

(e) Hedging

The Company periodically enters into swap and option contracts to hedge its exposure to price and currency fluctuations on a portion of its crude oil and natural gas production. Gains and losses on settlement of these hedge contracts are included in or charged to petroleum revenue over the period when the hedged items are recognized in earnings. See Note 2 "Changes in Accounting Policies"

(f) Flow-Through Shares

The Company issues flow-through shares and the resultant proceeds are used to fund exploration expenditures within a defined time period. The income tax deductions associated with the expenditures funded by flow-through arrangements are renounced to investors in accordance with the appropriate tax legislation. A future tax liability is recognized and share capital is reduced by the estimated cost of the renounced tax deductions when the expenditures are renounced.

(g) Stock Options

The Company has adopted a stock option plan for officers, directors, permanent employees and consultants. No compensation expense is recognized for this plan when the stock options are granted to employees. Any consideration paid by the employees on exercise of stock options or purchase of stock is credited to share capital. Stock options granted to a non-employee are valued using the Black-Scholes Option Pricing Model (see note 4 (c)) and the resultant cost is credited to share capital over the life of the option. See Note 2 "Changes in Accounting Policies"

(h) Measurement Uncertainty

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The cost centre impairment test (ceiling test) is based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

2. CHANGES IN ACCOUNTING POLICIES

Stock-based Compensation

Effective for periods after January 1, 2004, an amendment to the CICA 3870 standard requires that an expense be recognized in the financial statements for all forms of employee stock-based compensation, including stock options granted on or after January 1, 2002. The amendment is to be applied retroactively with the expense of prior years being charged to opening retained earnings, without restatement of prior periods. Oiltec has charged an amount of $423,070 to opening retained earnings to recognize the expense of stock-based compensation for the years 2002 and 2003. The adoption of the new accounting standard for stock-based compensation resulted in the Company recognizing an expense of $50,604 and an addition to capital of $10,151 for the first quarter of 2004.

Full Cost Accounting

In 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to full cost accounting. The changes in the accounting guideline relate primarily to the cost centre impairment test (ceiling test). Calculations as at January 1, 2004 under this new guideline show that there is a property, plant and equipment ceiling test write down of $10,600,000 or $6,674,900 after tax. This after-tax amount has been charged to opening retained earnings.
Hedging Relationships

The Canadian Institute of Chartered Accountants ("CICA") modified Accounting Guideline 13 ("AcG-13") "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128 "Accounting for Trading, Speculative or Non-Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, be recorded in the balance sheet as either an asset or liability with changes in fair value recognized in earnings. For 2004, the Company has elected not to designate any of its current price risk management activities as accounting hedges under AcG-13 and, accordingly, will account for all derivatives using the mark-to-market accounting method. There has been no restatement of the 2003 financial statements as there was no outstanding option contracts at January 1, 2004.

Asset Retirement Obligations

The Company has retroactively adopted the Canadian accounting standard outlined in CICA Handbook section 3110, "Asset Retirement Obligations". This new section requires liability recognition for retirement obligations associated with tangible long-lived assets, such as producing well sites and natural gas processing plants. The obligations included within the scope of this section are those for which a company faces a legal obligation for settlement or has made promissory estoppel. The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit standing to assume the liability in a current transaction other than in a forced or liquidation sale".

The asset retirement cost, equal to the fair value retirement obligation, is capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation, depletion and amortization. The Company previously estimated costs of dismantlement, removal, site reclamation and other similar activities and recorded them into earnings on a unit-of-production basis over the remaining life of the proved reserves and accumulated a liability on the Balance Sheet. Upon adoption, all prior periods have been restated for the change in accounting policy. The cumulative effect of this change on the January 1, 2000 Balance Sheet is an increase in property, plant and equipment of $1,520,391, an increase in liabilities of $976,708 and an increase to retained earnings of $543,683. The first quarter 2003 results were also restated increasing depletion expense and accretion expense by $27,226 and $34,982 respectively and decreasing future tax expense by $40,199.

3. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2004		
	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$
Petroleum and natural gas properties	117,353,206	63,481,306	53,871,900
Computer hardware	302,439	256,236	46,203
Office equipment	104,919	78,104	26,815
	117,760,564	63,815,646	53,944,918

	December 31, 2003		
	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$
Petroleum and natural gas properties	114,720,414	51,190,925	63,529,489
Computer hardware	302,439	252,490	49,949
Office equipment	104,919	76,693	28,226
	115,127,772	51,520,108	63,607,664

	December 31, 2002		
	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$
Petroleum and natural gas properties	100,790,674	43,977,856	56,812,818
Computer hardware	300,243	231,083	69,160
Office equipment	103,194	69,637	33,557
	101,194,111	44,278,576	56,915,535

Unproved property costs of $8,392,000 at December 31, 2003 (2002 - $7,400,000) have been excluded from capitalized costs subject to depletion.

Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties for the first quarter of 2004 and for the year 2003:

	March 31, 2004 $	December 31, 2003 $
Asset Retirement Obligation, Beginning of Year	1,582,259	1,749,083
Liabilities incurred	75,486	262,926
Liabilities settled	-	(11,755)
Accretion expense	32,277	139,927
Disposition of Property, Plant and Equipment	-	(557,922)
Asset Retirement Obligation, End of Period	1,690,022	1,582,259

The total undiscounted amount of estimated cash flows required to settle the obligation as at March 31, 2004 is $3,254,360, which has been discounted using a credit-adjusted risk-free rate of 8.0%. Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general company resources at the time of removal.

Full Cost Accounting

The Canadian Institute of Chartered Accountants has made a new recommendation with respect to full cost accounting, relating primarily to the cost centre impairment test (ceiling test). The carrying amount of assets is now limited to the recoverable amount as determined by a two step process. The first step recognizes whether impairment has occurred by calculating if the carrying amount exceeds the sum of the undiscounted cash flows (using only proved reserves and reasonable estimates of future oil and gas prices and costs) expected to result from the use and eventual disposition of the assets (which includes the cost of unproved properties). If impairment has occurred, the second step measures the amount of the impairment loss as the amount by which the carrying amount of assets capitalized exceeds the sum of the fair value of proved and probable reserves and the costs of unproved properties.

The following prices were used for purposes of the impairment test at January 1, 2004, resulting in a cost centre impairment loss of $10,600,000 or $6,674,900 after tax.

Year	Oil WTI (US$/bbl)	Oil Field gate ($/bbl)	Gas AECO ($/gj)	Gas Field gate ($/mcf)
2004	$29.00	$34.92	$5.50	$5.60
2005	$26.50	$31.55	$5.19	$5.25
2006	$25.50	$30.25	$4.87	$4.88
2007	$25.00	$29.44	$4.68	$4.68

2008	$25.00	$29.33	$4.53	$4.52

4. BANK DEBT

	2003	2002
	$	$
As at December 31	11,693,620	6,674,503

Operating Line of Credit

At December 31, 2003 the Company's operating line of credit was $16,637,000 (2002 - $19,000,000). The bank has reviewed the January 1, 2004 McDaniel reserve report and has reaffirmed that the maximum line of credit will be $16,650,000, subject to review and amendment at the time of the annual scheduled review in May 2004. At year end, $9,693,620 (2002 -$4,674,503) was drawn under the revolving demand loan and $2,000,000 (2002 – $2,000,000) was drawn under Bankers' Acceptances.

Interest is charged on the credit facility at the bank's prime lending rate plus 1/2% per annum. Pursuant to the credit facility, the Company has an option to convert a minimum of $1,000,000 of the credit facility to a fixed interest rate loan for a period of one to five years. As at December 31, 2003, the Company had no fixed component of the loan. As at December 31, 2002, the Company had a fixed rate loan at an interest rate of 5.39%on $3,000,000 up to October 15, 2003. The effective interest rate paid by the Company in 2003 was 5.25% (2002 – 4.92%).

Collateral for this operating line of credit is provided by:

a $20,000,000 first fixed and floating charge debenture over all of the Company's assets and all the future assets acquired by the Company;
a general security agreement provided by the Company; and
an assignment of debts under specified contracts and applicable insurance proceeds.

The Company's revolving demand loan is classified as a current liability since the lender has the right to demand repayment within one year.

At March 31, 2004 the Company's had a revolving line of credit of $16,300,000. Under the revolving demand loan, the Company had drawn an amount of $9,727,462 and $2,000,000 was drawn under Bankers' Acceptances. Interest is charged on the revolving credit facility at the bank's prime lending rate plus ½% per annum. The Company has an option to convert a minimum of $1,000,000 of the credit facility to a fixed interest rate loan for a period of one to five years. At March 31, 2004, the Company had no fixed component of the loan.

In the first quarter of 2004, the Company negotiated a two-year term loan with its bank in the amount of $1,200,000, specifically for the construction of a compressor at Laprise. Interest is charged at the bank's prime lending rate plus 2% and monthly payments of $50,000 commenced on March 31, 2004. The balance of this loan at March 31, 2004 was $1,150,000. The Company has an option to terminate the term loan at any time without penalty.

5. **SHARE CAPITAL**

The Company is authorized to issue an unlimited number of common shares without par value.

Changes in issued share capital are summarized below:

	December 31, 2003		December 31, 2002	
	Number	$	Number	$
Balance, beginning of year	31,537,530	29,196,519	25,498,530	22,061,772
Normal course issuer bid (Note 4(e))	(77,000)	(72,680)	-	-
Issued pursuant to a private placement (Note 4(d)) (net of issue costs)	-	-	3,850,000	7,104,094
Issued pursuant to private placement of Flow-through shares (Note 4(d)) (net of issue costs)	-	-	2,040,500	4,939,318
Issued pursuant to exercise of options	-	-	148,500	141,975
Stock Based Compensation	-	(5,318)	-	12,304
Issue Costs	-	-	-	(7,722)
Tax benefits flowed through to shareholders	-	-	-	(5,477,293)
Tax benefit on issue costs	-	-	-	422,071
Balance, end of year	31,460,530	29,118,521	31,537,530	29,196,519

In the first quarter of 2004, Oiltec Resources Ltd. issued 237,500 common shares pursuant to the exercise of stock options and made no purchases of common shares under its Normal Course Issuer Bid. Changes to the issued share capital are summarized below:

	Number	$
Common Shares		
Balance at January 1, 2004	31,460,530	29,118,521
Issued pursuant to the exercise of options	237,500	235,625
Balance of Common Shares at March 31, 2004	31,698,030	29,354,146
Contributed Surplus		
Stock-based Compensation – Prior Years	-	423,070
Stock-based Compensation – 2004	-	60,755
Balance of Contributed Surplus at March 31, 2004	-	483,825
Balance of Share Capital at March 31, 2004	**31,698,030**	**29,837,971**

Share Options

The Company has adopted a stock option plan (the "Plan") for officers, directors, permanent employees and consultants of the Company which permits the granting of options to purchase up to a maximum of 3,164,500 common shares. The number of options and the exercise price thereof is set by the Board of Directors of the Company at the time of grant, provided that the exercise price shall not be less than the market price of the Common Shares on the stock exchange on which such shares are then traded. The options granted may be exercisable for a period and may vest at such times as the Board of Directors may determine at the time of grant.

A summary table of the options outstanding and the changes during the years ended December 31, 2003 and 2002 are as below:

	2003		2002	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding, January 1	2,055,000	$1.64	2,300,000	$1.63
Granted	980,000	$1.37	643,500	$1.99
Exercised	-		(148,500)	$0.96
Expired	(300,000)	$2.31	(740,000)	$2.04
Outstanding, December 31	2,735,000	$1.47	2,055,000	$1.64

As at March 31, 2004 the following table summarizes options outstanding and the changes during the quarter:

	Number	Weighted Average Exercise Price Per Share
Balance at January 1, 2004	2,735,000	$1.47
Expired	-	-
Granted	-	-
Exercised	(237,500)	$0.99
Balance at March 31, 2004	**2,497,500**	**$1.51**

The following table summarizes information about stock options outstanding at December 31, 2003.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE	
Range of Exercise Price	Number Outstanding At 12/31/03	Weighted Avg. Remaining Contractual Life (years)	Weighted Avg. Exercise Price 12/31/03	Number Exercisable	Weighted Avg. Exercise Price
$0.85-$1.25	1,266,500	2.9	$1.08	497,000	$1.01
$1.50-$2.00	1,468,500	3.4	$1.80	567,500	$1.76

Prior to the first quarter of 2004, Oiltec accounted for its stock-based compensation using the intrinsic value method whereby no compensation costs have been recognized in the financial statements for share options granted to employees and directors. Using the fair value method, the impact on net earnings and net earnings per share for such a compensation cost are as follows for the years 2003 and 2002:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
Net Earnings		
As Reported	$ 1,608,851	$ 923,831
Pro forma	$ 1,354,414	$ 755,312
Net Earnings per Common Share – Basic and Diluted		
As Reported	$ 0.05	$ 0.03
Pro forma	$ 0.04	$ 0.03

The fair value for options granted to employees and directors in 2003 was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions:

Volatility factor of expected market price	0.516
Weighted average risk-free interest rate	3.78%
Weighted average expected life in years	4.00
Weighted average expected annual dividends per share	0

Options granted to a non-employee are valued at the end of each quarter using the same Black Scholes Option Pricing Model. The assumptions used for this valuation at December 31, 2003 was a volatility factor of ..4482, a weighted average risk-free interest rate of 3.267%, a weighted average expected life of 2.91 years and a weighted average expected annual dividends per share of 0. As at December 31, 2003 the resultant cost is $6,986 (2002 - $12,304) and this amount has been recorded in the financial statements.

As at the first quarter of 2004, the Company has adopted the amended CICA 3870 standard for reporting stock-based compensation for stock options granted on or after January 1, 2002. As now required by Canadian generally accepted accounting principles, an expense must be recognized in the financial statements for all forms of stock-based compensation, including stock options. The fair value for options granted to employees and directors was estimated at the date of grant using the Black-Scholes Option Pricing Model. To recognize the expense of previous years, an amount of $423,070 was charged to opening retained earnings. For the first quarter of 2004, an expense of $50,604 and an addition to capital of $9,581 has been recorded.

On August 8, 2002, Oiltec closed a private placement of 3,850,000 common shares at an issue price of $2.00 per share. The net proceeds of $7,104,094 (gross proceeds, $7,700,000) were used for the Company's on-going development program.

On December 11, 2002 and December 27, 2002, the Company closed two private placements of a total of 2,040,500 flow-through shares at an issue price of $2.60 per share. The gross proceeds of $5,305,300 (net of issue costs, $4,939,318) were spent on qualifying exploratory expenditures in 2003.

In accordance with a Normal Course Issuer Bid filed with The Toronto Stock Exchange on March 27, 2003, the Company is permitted to purchase and cancel up to 1,500,000 of its common shares prior to March 26, 2004. As at December 31, 2003, a total of 77,000 shares have been repurchased and cancelled under this bid at an average cost of $1.15 per share

6. INCOME TAXES

The provisions for future income taxes differs from the results which would be obtained by applying the expected statutory income tax rate to earnings before taxes as follows:

	December 31	
	2003 **$**	**2002** **$**
Statutory income tax rate	42.67%	43.53%
Expected provision for income taxes	307,231	761,345
Royalties paid to the Crown	1,212,358	812,689
Resource allowance	(1,053,286)	(941,291)
Saskatchewan Resource Surcharge	89,410	131,156
Effective Change of Tax Rate	(1,235,306)	(130,651)
Addition to ACRI	(126,604)	-
Other	(285,960)	66,850
Provision for future income taxes	(1,092,157)	700,098

The future income tax liability is composed of temporary differences and future income tax reductions. These tax-affected differences are as follows:

	2003 $	2002 $
Net book value of capital assets in excess of tax basis	(8,194,081)	(7,036,480)
Asset Retirement Obligation	572,303	761,376
Share Issue Costs	266,527	426,715
Future Expenditures renounced to Flow-through Investors	-	(2,163,281)
Attributed Canadian Royalty Income	367,295	
Other future deductions	506	(67,936)
Future income tax liability	(6,987,450)	(8,079,606)

(c) The following tax pools are available to offset future income taxes payable.

	December 31	
	2003 $	2002 $
Canadian exploration expense	19,937,000	19,896,000
Canadian development expense	8,976,000	6,925,000
Canadian oil and gas property expense	4,030,000	5,864,000
Undepreciated capital cost	8,540,000	8,295,000
	41,483,000	40,980,000

7. **FINANCIAL INSTRUMENTS**

The Company's financial instruments recognized in the balance sheets consist of accounts receivable, accounts payable and accrued liabilities and bank debt. The fair values of the financial instruments other than bank debt approximate their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank debt approximate its carrying value due to the cost of borrowing approximating the market rate for similar borrowings.

In February, 2004,Oiltec entered into the following crude oil swap contract for 2004:

Crude oil swap

Term	Quantity/Day	Price/bbl
April 1, 2004 to July 31, 2004	300 barrels	CDN $41.15

The above crude oil swap was attained at no cost to the Company and will be settled monthly.

8. **SUBSEQUENT EVENTS**

On February 18, 2004, Oiltec announced that a special committee of the Board of Directors has been established and that Peters & Co. Limited has been retained as Oiltec's financial advisor to review and make recommendations on strategic alternatives to maximize the value of Oiltec's common shares. The Special Committee and Peters & Co. is conducting a process designed to solicit qualified interested parties for transaction proposals that may include the merger, sale, or recapitalization of the Company or a sale of certain or all of the Oiltec's assets.

On March 15, 2004, the Company closed the sale of two properties in Saskatchewan for an amount of $1,700,000 effective January 1, 2004. Production from these properties, net to Oiltec, at year end was 59 bopd. As a result of this sale, the maximum bank line, which is based on the value of the Company's proved producing reserves was reduced to $16,300,000 effective March 15, 2004.

SCHEDULE "B"

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Oiltec (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator, McDaniel & Associates Consultants Ltd., has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserve Committee of the Board of Directors of the Corporation has

(c) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit Committee, approved

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Richard A. Schuster "
Richard A. Schuster
President and Chief Executive Officer

(signed) "Lynn C. Dudley"
Lynn C. Dudley
Chief Financial Officer

(signed) "Ed Chwyl"
Ed Chwyl
Chairman of the Board and Chairman of the Reserves Committee

(signed) "Daryl Birnie"
Daryl E. Birnie
Director and Member of the Audit and Reserves Committees

March 15, 2004

SCHEDULE "C"

REPORT ON RESERVES DATA

See Attached Report


McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

April 7, 2004

Oiltec Resources Ltd.
1825, 510 – 5th Street S.W.
Calgary, Alberta
T2P 3S2

Attention: The Board of Directors of Oiltec Resources Ltd.

Re: **Form 51-101F2**
Report on Reserves Data by an Independent Qualified Reserves Evaluator of Oiltec Resources Ltd. (the "Company")

Dear Sir:

To the Board of Directors of Oiltec Resources Ltd. (the "Company"):

We have evaluated the Company's reserves data as at December 31, 2003 The reserves data consists of the following:

(a) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs and the related estimated future net revenue; and

(b) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using constant prices and costs and the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3 Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2003, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

		Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)			
Preparation Date of Evaluation Report	**Location of Reserves**	**Audited**	**Evaluated**	**Reviewed**	**Total**
December 31, 2003	Canada		39,802		39,802

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

W. C. Seth, P. Eng.
President & Managing Director

Calgary, Alberta
Date: April 7, 2004

SCHEDULE "D"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management believes in the importance of good corporate governance and its effectiveness in promoting enhanced shareholder value. The TSX has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the TSX Committee on Corporate Governance. When a corporation's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the TSX report are not mandatory and the TSX report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The board of directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate governance in order to ensure that our corporate governance practice complies with all applicable legal requirements.

The following summary also addresses each of the guidelines of the TSX with respect to corporate governance including an explanation of any divergence from the stated guidelines.

TSX Corporate Governance Guidelines	Do we comply ?	Comments
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for: (a) adoption of a strategic planning process; (b) identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems; (c) succession planning and monitoring senior management; (d) communication policy; and (e) integrity of internal control and management systems.	Yes	The Board has full plenary powers and the statutory responsibilities to oversee the conduct of our business and to supervise management which is responsible for the day-to-day conduct of our business. The Board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure that we meet our objectives on an ongoing basis. The Board has acknowledged its responsibility for our stewardship, including responsibility for: - the appointment of executive officers and for succession planning; - the identification of our principal business risks and ensuring the implementation of appropriate systems to manage these risks; - the approval of all financings and significant acquisitions or dispositions; - ensuring the implementation and integrity of our internal control and management information systems; - approving and monitoring our strategic planning; - monitoring compliance of all significant policies and procedures and applicable laws and regulations; and - ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable laws.

TSX Corporate Governance Guidelines		Do we comply ?	Comments
2.	Majority of directors should be unrelated.	Yes	5 of the 7 members of the Board are unrelated.
3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. Schuster and Mr. Mawdsley are considered "inside" and "related" directors as they hold the position of President & CEO and Senior Vice President, COO and Secretary, respectively. All of the other directors are considered to be "outside" and "unrelated" directors as they are not officers, employees and have no business relationship with Oiltec other than ownership of common shares. Mr. Chwyl is a non-executive Chairman.
4.	Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	No	Historically, the full Board of Directors has performed the function of a nominating committee with the responsibility for the appointment and assessment of directors. Nominations have generally been the result of informal discussions among Board members. The Board as a whole has also periodically reviewed the contributions of individual Board members through informal discussion and evaluation of members' contributions and also periodically reviewed the adequacy and form of compensation of directors having regard to the contribution of each director and the responsibilities and risks involved in being an effective director. These procedures do not comply with the stated guidelines of the TSX, but the Board believes that these procedures have proved to be a practical and effective approach to these governance issues in light of our particular circumstances, including the relatively small size and limited turnover of the Board, our size and the nature and scope of our business and operations and the experience and expertise of Board members.
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	The non-management directors meet informally from time to time each year for the purpose of assessing the effectiveness of each director and the Board in general.
6.	Provide orientation and education programs for new directors.	Yes	The Board has also historically provided an orientation and education for directors on an *ad hoc* and informal basis.
7.	Examine the size of the board with a view to effectiveness and consider reducing the size of the board.	Yes	The Board periodically examines the size of the Board with respect to the view of its effectiveness. The Board believes that the current size of the Board is appropriate at this time.
8.	Review compensation of directors in light of risks and responsibilities	Yes	The Board annually reviews compensation of directors.
9.	(a) Committees should generally be composed of non-management directors; and	Yes	The Audit Committee, Reserves Committee and the Compensation Committee are all composed of non-management directors.

	TSX Corporate Governance Guidelines	Do we comply ?	Comments
	(b) a majority of committee members should be unrelated.	Yes	All committees are composed of unrelated directors.
10.	Appoint a committee responsible for approach to corporate governance issues.	No	The Board has retained the responsibility for determining our approach to corporate governance. The Board believes that in light of our particular circumstances, including the relative size of the Board, that this can be best handled by the Board as a whole.
11.	(a) Define limits to management's responsibilities by developing mandates for: - the board; and - the CEO	Yes	The President and Chief Executive Officer and Senior Vice President, Chief Operating Officer and Secretary are accountable to the Board for meeting corporate objectives. The Board has delegated to the President and Chief Executive Officer and Senior Vice President, Chief Operating Officer and Secretary the responsibility for the day-to-day management of our business, subject to compliance with plans and objectives approved from time to time by the Board. The Board retains responsibility for significant changes in our affairs such as approval of major expenditures, financing arrangements and significant acquisitions and divestitures.
	(b) The board should approve the CEO's corporate objectives.	Yes	All plans and corporate objectives are approved by the Board.
12.	Establish procedures to enable the board to function independently of management.	Yes	The Board has functioned, and is of the view that it can continue to function, independently of management. The Board is comprised of a majority of "unrelated" directors and has appointed a Chairman who is not a member of management and who is an "outside" and "unrelated" director. The Board and any committee can meet in the absence of management at their discretion.
13.	(a) Establish an audit committee with a specifically defined mandate.	Yes	The Board has established an Audit Committee which is responsible for reviewing audit functions and the preparation of financial statements and reviewing and recommending for approval to the Board all public disclosure information such as financial statements and prospectuses. The Audit Committee also ensures that management has effective internal control systems and meets from time to time with external auditors without management present.
	(b) All members of the audit committee should be non-management directors.	Yes	All members of the Audit Committee are non-management directors.
14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at our expense, in appropriate circumstances.

APPENDIX F

INFORMATION CONCERNING FORTE RESOURCES INC.

TABLE OF CONTENTS

SCHEDULES

SCHEDULE "A" - FORTE RESOURCES INC. CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE "B" - SCHEDULE OF REVENUE, ROYALTIES AND OPERATING EXPENSES OF THE DENISON PROPERTIES
SCHEDULE "C" - SCHEDULE OF REVENUE, ROYALTIES AND OPERATING EXPENSES OF THE CARSON PROPERTIES
SCHEDULE "D" - REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER OIL AND GAS INFORMATION ON FORM 51-101F3
SCHEDULE "E" - REPORT ON RESERVES DATA ON FORM 51-101F2
SCHEDULE "F" - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

All dollar amounts herein are in Canadian dollars, unless otherwise indicated.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Appendix F. Terms and abbreviations used in the Schedules to this Appendix are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c.B-9, as amended, including the regulation promulgated thereunder;

"**Arrangement**" means the proposed arrangement, under the provisions of Section 193 of the ABCA with Oiltec, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of April 30, 2004, among Oiltec and Forte, pursuant to which Oiltec and Forte have proposed to implement the Arrangement, including any amendments thereto;

"**ARTC**" means the Alberta Royalty Tax Credit;

"**Board of Directors**" means the board of directors of Forte;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Shares**" means the common shares of Forte;

"**Denison Energy**" means Denison Energy Inc., a company amalgamated under the laws of the Province of Ontario;

"**Denison Energy Arrangement**" means the arrangement pursuant to Section 182 of the *Business Corporations Act* (Ontario) provided for in that arrangement agreement dated December 30, 2003 as amended and restated on January 26, 2004 and January 28, 2004 among Denison Energy , Tenwest Uranium Limited, Denison Mines Inc., Denison Mine Holding Corporation, Denison Resources Inc., the Partnership, Forte and E. Peter Farmer;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**Forte**" means Forte Resources Inc.;

"**Forte Assets**" means all of the assets and properties of Forte and the Forte Subsidiaries, on a consolidated basis;

"**Forte Oil Arrangement**" means the arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) provided for in that arrangement agreement dated January 28, 2004 among Denison Energy, Denison Oil Corporation, Denison Resources Inc., the Partnership, 1087215 Alberta Ltd., Denison Mines Inc. and Pre-Amalgamation Forte Oil, and the related transactions thereto all as described in the information circular and proxy statement of Pre-Amalgamation Forte Oil dated February 3, 2004 with respect to the special meeting of shareholders and optionholders of Pre-Amalgamation Forte Oil held on March 2, 2004;

"**Forte Oil**" means Forte Oil Corporation, a corporation organized under the ABCA;

"**Forte Options**" means outstanding options to purchase Common Shares;

"**Forte Performance Shares**" means the first preferred shares, series 1 of Forte;

"**Forte Subsidiaries**" means Post-Amalgamation Forte Oil, the Partnership, Denison Resources Inc. and Denison Resources Holding Corporation;

"**Gross**" means:

(a) in relation to the Corporation's interest in reserves, its "company gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and including royalty interests of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Information Circular**" means this Information Circular and Proxy Statement;

"**Net**" means:

(a) in relation to the Corporation's interest in reserves, the Corporation's operating and non-operating share after deduction of royalties obligations, plus the Corporation's royalty interest in reserves;

(b) in relation to the Corporation's interest in production, the Corporation's operating and non-operating) share before deductions of royalty obligations and not including royalty interest in production;

(c) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(d) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**NP 2-B**" means National Policy Statement 2-B of the Canadian Securities Administrators;

"**Oiltec**" means Oiltec Resources Ltd.;

"**Partnership**" means Denison Resources Partnership;

"**Plan**" or "**Plan of Arrangement**" means the Plan of Arrangement attached as Schedule "A" to Appendix A to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Post-Amalgamation Forte Oil**" means post-amalgamation Forte Oil, the wholly-owned subsidiary of Forte following the Forte Oil Arrangement;

"**Pre-Amalgamation Forte Oil**" means Forte Oil prior to the Forte Oil Arrangement;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection, water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the report of Sproule dated May 20, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of Forte as at April 30, 2004;

"**Subsidiary**" means, when used to indicate a relationship with another body corporate,

(a) a body corporate which is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate each of which is controlled by that other, or

(b) a subsidiary of a body corporate that is the other's subsidiary; and

"**TSX**" means the Toronto Stock Exchange.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Appendix F is as at the end of Forte's most recently completed quarter, being March 31, 2004.

ABBREVIATIONS

In this Appendix F, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	Mmbtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
bopd	barrels of oil per day	GJ	gigajoule
NGL	natural gas liquids	MM	million
STB	standard tank barrels	M	thousand

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
ARTC	Alberta Royalty Tax Credit
boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 boe for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices).
boe/d	barrels of oil equivalent per day
m^3	cubic metres
Mboe	1,000 barrels of oil equivalent
$000's	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade at standard temperature and pressure

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

BOES may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf is based upon a energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The information contained herein or incorporated by reference herein, contains the term "cash flow from operations" which should not be considered as an alternative to, or more meaningful then "cash flow from operating activities" as determined in accordance with GAAP as an indicator of Forte's performance. Forte presents cash flow from operations per share whereby per share amounts calculated or consistent with the calculation of earnings per share. Forte believes that in addition to net income, cash flow from operations and operating netback are useful supplemental measures as they demonstrate Forte's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GASP as an indication of Forte's performance. Forte's method of calculating these measures may differ from other companies and accordingly, may not be comparable to measures used by other companies. For these purposes, Forte defines "cash flow from operations" as cash provided by operations before changes in non-cash operating working capital and defines operating netbacks a revenue less royalties and operating expenses.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Appendix F constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar expressions, as they relate to Forte's management, are intended to identify forward-looking statements. Such statements reflect Forte's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause Forte's actual results, performance or achievements to vary from those described in this Appendix F. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Appendix F as intended, planned, anticipated, believed, estimated or expected.

BACKGROUND

History

Forte was incorporated as Denison Oil Corporation under the ABCA on January 21, 2004 in order to take part in the Denison Energy Arrangement and the Forte Oil Arrangement. On March 9, 2004, Forte filed Articles of Amendment to change its name to Forte Resources Inc. At the effective time of the Forte Oil Arrangement, Pre-Amalgamation Forte Oil amalgamated with Forte's wholly-owned subsidiary, 1087215 Alberta Ltd., and the continuing corporation, Post-Amalgamation Forte Oil, became a wholly-owned subsidiary of Forte.

Subsequent to the completion of the Forte Oil Arrangement, Forte's corporate structure is as follows:


Forte Resources Inc.
(formerly Denison Oil Corporation)
100%
100%
Denison Resources Inc.
Forte Oil Corporation
99.9%
100%
Denison Resources Partnership
0.1%
Denison Resources Holding Corporation
Forte Oil and Gas Assets
Denison Oil and Gas Assets

Forte's principal office is located at 2450, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. The Forte Subsidiaries are the only subsidiaries of Forte and hold the Forte Assets. The Forte Subsidiaries, with the exception of Post-Amalgamation Forte Oil, are extra-provincially registered to carry on business in the Province of Saskatchewan.

General Development of the Business

Pre-Amalgamation Forte Oil has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Alberta since it was incorporated as 933181 Alberta Ltd. under the ABCA on May 8, 2001.

In August 2001, Pre-Amalgamation Forte Oil completed the private placement of 15,000,000 common shares at $1.00 per share for gross proceeds of $15,000,000. Concurrent with this placement Pre-Amalgamation Forte Oil also issued 3,000,000 first preferred shares, series 1 to management. These shares were issued for an aggregate of $30 and were convertible into common shares on a one to one basis providing certain corporate financial targets were achieved.

On December 21, 2001, Pre-Amalgamation Forte Oil closed the acquisition of a 45% working interest in the Pembina Keystone Cardium Unit #1 for a purchase price of approximately $1,200,000, at which time production was approximately 50 boe/d net to Pre-Amalgamation Forte Oil . For detailed information on the property acquired, see "Description of the Business and Operations – Principal Properties".

Acquisitions represented the core activity undertaken by Pre-Amalgamation Forte Oil in 2002. Pre-Amalgamation Forte Oil completed eight separate acquisitions in 2002 in various areas, including the Kidney/Red Earth, Pembina, Gift, Chip Lake, and Evi areas of Alberta, for an aggregate acquisition cost of approximately $12,456,000. At the time of the respective acquisitions, an aggregate of approximately 906 boe/d of production was acquired. For detailed information on the properties acquired, see "Description of the Business and Operations – Principal Properties ". As a result of the foregoing acquisitions, Pre-Amalgamation Forte Oil's exit production exceeded 1,000 boe/d in 2002, which largely consisted of light crude oil.

In addition, Pre-Amalgamation Forte Oil acquired over 75,000 net acres of undeveloped land in conjunction with the production acquisitions. Pre-Amalgamation Forte Oil was also active at crown land sales in 2002, acquiring 12,800 net acres of land at a total cost of $563,000.

In December 2002, Pre-Amalgamation Forte Oil completed the private placement of 998,700 flow-through common shares at $2.25 per share for gross proceeds of $2,247,075.

In June 2003, Pre-Amalgamation Forte Oil acquired producing properties in the greater Carson Creek and Red Earth areas for an acquisition cost of approximately $10,500,000. At the time of the acquisition, approximately 450 boe/d of production was acquired. For detailed information on the properties acquired, see "Description of the Business and Operations – Principal Properties".

In August 2003, broker warrants that were initially issued in August 2001 in connection with Pre-Amalgamation Forte Oil's initial private placement were exercised and 400,000 common shares were issued at $1.00 per share for aggregate gross proceeds of $400,000.

On December 30, 2003, Forte entered into an arrangement agreement dated December 30, as amended and restated on January 26, 2004 and January 28, 2004, among Denison Energy, Tenwest Uranium Limited, Denison Mines Inc., Denison Mine Holdings Corporation, Denison Resources Inc., the Partnership and E. Peter Farmer (the "**Denison Energy Arrangement Agreement**") providing for the Denison Energy Arrangement which involved the restructuring of Denison Energy into three publicly traded companies pursuant to which, and among other things, Denison Energy transferred its petroleum and natural gas assets to Denison Resources Inc., a wholly-owned subsidiary of Forte. Pursuant to the Denison Energy Arrangement, previous shareholders of Denison Energy received, for each outstanding common share of Denison Energy held by them, 1/5 of one Common Share of Forte.

On January 28, 2004, Pre-Amalgamation Forte Oil entered into an arrangement agreement dated January 28, 2004 among Denison Energy, Forte, Denison Resources Inc., the Partnership, 1087215 Alberta Ltd. and Denison Mines Inc. (the "**Forte Oil Arrangement Agreement**") providing for the Forte Oil Arrangement which involved a business combination with Forte pursuant to which, among other things, Pre-Amalgamation Forte Oil amalgamated with 1087215 Alberta Ltd. and the resulting entity became Post-Amalgamation Forte Oil, a wholly-owned subsidiary of Forte. Pursuant to the Forte Oil Arrangement, all of the securities of Pre-Amalgamation Forte Oil were transferred to Forte. The previous shareholders of Pre-Amalgamation Forte Oil received, for each outstanding common share of Pre-Amalgamation Forte held by them, 0.844 Common Shares of Forte.

In March 2004, Forte completed the private placement of 3,200,000 Common Shares at $2.50 per share for gross proceeds of $8,000,000.

Recent Developments

On May 3, 2004, Oiltec and Forte jointly announced that they had entered into the Arrangement Agreement pursuant to which Forte will acquire all of the issued and outstanding common shares of Oiltec, subject to certain conditions, including regulatory approvals.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past two years that appear to be shaping the near future of the business.

The first trend is the consolidation phase that the industry has been going through. This has affected companies of all sizes from the small emerging companies to the senior integrated organizations. This trend appears to be accelerating as a number of publicly traded companies are trading below asset or break-up value and as a result it is less expensive for companies to grow by acquiring companies than by focusing entirely on drilling and prospect generation. At a time of high commodity prices and relatively low stock valuations there appears to be a valuation disconnect that has resulted in increased merger and acquisition activity.

The second trend is the increase in external capital available to the industry. A decline in commodity prices and a general decline in share prices resulted in a reduction in new equity financing during 2002. The slow economic recovery and increased commodity prices and a general increase in investor confidence in the oil and gas industry, however, has resulted in an increase in new equity financing in the last quarter of 2002 and through 2003 and 2004.

The third trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity, and as a result, appear to be more attractive; however the smaller companies may present potentially larger returns as they have not yet fully appreciated in value. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies. Recently, there have been a significant number of financings by more junior companies primarily, but not exclusively, on a flow-through basis as these companies access available capital at times of high demand.

The fourth trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build long-term natural gas supplies to the United States. While there may be some short term disposition activity by this group, ultimately their participation will influence valuation parameters of Canadian assets and will result in global valuation parameters for Canadian companies.

A fifth trend is the continuing tight supply demand balance for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America. Despite record drilling, a strong economy, weather and demand for electrical generation have kept supply tight and prices high. Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recent success by OPEC and developments in the Middle East have kept crude oil prices high. High prices provide producers with sufficient cash flow with the result that the lack of external capital has not been a significant restriction on growth.

The Canadian/U.S. exchange rate also influences commodity prices for Canadian producers as there is a high correlation between Canadian and U.S. oil and natural gas prices. A strengthening of the Canadian dollar during 2003 had a negative effect on the profitability of Canadian producers. The effect of the strengthening Canadian dollar on pricing has diminished in 2004 as the Canadian dollar has fallen approximately $0.05 from its 2003 highs.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Stated Business Objectives

The business plan of Forte is to create sustainable and profitable growth in the oil and gas industry in Western Canada. To accomplish this, Forte will pursue an integrated growth strategy, including development and exploration drilling together with focused acquisitions in selected areas.

Forte plans to pursue the internal and external generation of exploration plays that have low to medium risk and multi-zone potential. Forte plans to maintain a balance between exploration, exploitation and development drilling, largely targeting a balance between crude oil and natural gas reserves over the course of the next several years. Management of Forte will consider asset and corporate acquisition opportunities that meet Forte's business parameters.

Disclosure of Reserves Data

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated May 20, 2004. The effective date of the Statement is April 30, 2004 and the preparation date of the Statement is May 20, 2004. The Report of Management and Directors on Reserve Data and Other Oil and Gas Information in Form 51-101F3 and the Report on Reserves Data by Sproule in Form 51-101F2 are attached as Schedules "D" and "E", respectively, to this Appendix.

Principal Properties

The following is a description of Forte's principal oil and natural gas properties and minor properties as at April 30, 2004. The term "net", when used to describe Forte's share of production, means the total of Forte's working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003 and production information is the average production for the one month ended April 30, 2004. Reserve amounts are stated, before deduction of royalties, as at April 30, 2004 based on escalating costs and price assumptions as evaluated in the independent engineering evaluation of the petroleum and natural gas reserves of Forte prepared by Sproule in the Sproule Report (see "Reserves").

Trout, Alberta

The Trout property is located in the Red Earth area of Alberta approximately 350 kilometers north of Edmonton, Alberta. Forte's interests in Trout consist of working interests ranging from 27% to 100% and averaging 65% (reserves volume weighted). Forte has an interest in 24 producing wells (17.6 net), 3 water disposal wells (2.2 net) and 15 suspended wells (13 net). The average Forte working interest production from the property was 442 barrels of oil per day for the month of April 2004. Forte operates all 42 wells associated with this property. In addition, Forte has an average 93% working interest in two oil batteries. 98% of Forte's production is gathered in flowlines connecting wells to central batteries. At the central batteries, produced oil and water is separated. Of the 442 barrels per day of production, 385 barrels is pipeline connected while the remaining 57 barrels is delivered to Red Earth for shipping. Water is disposed of in water disposal wells, which Forte operates and has sufficient working interests in to dispose of its share of produced water.

The Trout property consists of 4,320 gross (3,230 net) acres of developed land and 3,680 gross (3,250 net) acres of undeveloped land.

Forte continues to optimize production and reduce the operating costs of certain wells in the Trout property. Optimization efforts will consist of well stimulations, chemical treatments, casing repairs, and the installation of high volume lift. Operating costs have been reduced considerably with the installation of electrical power to several area wells. Forte is continuing to optimize central oil separation and water disposal facilities.

Forte has no drilling plans for the Trout property in 2004.

The Sproule Report attributes proved plus probable reserves of 756.9 Mstb of oil to Forte's working interest in the Trout area.

Senex, Alberta

The Senex property is located in the Red Earth area of Alberta approximately 400 kilometers north of Edmonton, Alberta. Forte's interests in Senex consist of working interests ranging from 13.2% to 50% and averaging 26% (reserves volume weighted). Forte has an interest in 10 producing wells (2.8 net) and 4 suspended wells (0.9 net). The average Forte working interest production from the property was 89 barrels of oil per day for the month of April 2004. Forte operates one well associated with this property. Forte does not have a working interest in any of the central oil batteries and water disposal wells. All production from non-operated wells is pipeline connected to central batteries owned by the operating partner in the well. These batteries consist of a treater and water disposal facility. Produced oil from the property is pipeline connected and transferred by means of LACT units. Water is disposed of in third party disposal wells.

The Senex property consists of 1,600 gross (505 net) acres of developed land and 6,720 gross (1,202 net) acres of undeveloped land.

Forte has no drilling plans for the Senex property in 2004.

The Sproule Report attributes proved plus probable reserves of 558.1 Mstb of oil and 35 Mmcf of natural gas to Forte's working interest in the Senex area.

Kidney, Alberta

The Kidney property is located in the Red Earth area of Alberta approximately 375 kilometers north of Edmonton, Alberta. Forte's interests in Kidney consist of working interests ranging from 20% to 100% and averaging 43% (reserves volume weighted). Forte has an interest in 24 producing wells (11 net), three active water disposal wells (1.4 net) and 13 suspended wells (5.2 net). The average Forte working interest production from the property was 173 barrels of oil per day and 69 mcf of gas per day for the month of April 2004. Forte operates 10 wells associated with this property. In addition, Forte has working interests in three separate central oil batteries with working interests varying from 7% to 100%. Forte has 8 boe/d of low water cut production that is trucked to a Forte owned battery for treating and all other production is pipeline connected to central batteries. With all three batteries, Forte has sufficient capacity to treat its share of production. At the central batteries, produced oil and water is separated. Oil from the property is delivered to the Keyspan pipeline system by means of LACT units. Water is disposed of in water disposal wells in which Forte has working interests.

The Kidney property consists of 5,760 gross (2,341 net) acres of developed land and 37,280 gross (24,864 net) acres of undeveloped land.

Forte has plans to optimize production and reduce the operating costs of several wells in the Kidney property. Optimization efforts will consist of the installation of high volume lift, while significant operating cost reductions have been realized with the installation of electrical power to several area wells. Forte will also continue its optimization efforts at the central facilities.

Forte has no drilling plans for the Kidney property in 2004.

The Sproule Report attributes proved plus probable reserves of 313.2 Mstb of oil and 88 Mmcf of natural gas to Forte's working interest in the Kidney area.

Carson Creek, Alberta

The Carson Creek property is located in Central Alberta approximately 150 kilometers northwest of Edmonton, Alberta. Forte's interest in Carson Creek consists of a working interest of 4.883% of the Carson Creek Beaverhill Lake Unit #1. Forte has an interest in 19 producing wells (0.9 net) and 3 suspended wells (0.10 net). The average Forte working interest production from the property was 740 Mcf per day and 69 barrels of liquids per day for the month of April 2004. ExxonMobil is the operator of this property. In addition, Forte has working interests of 4.883% in the central gas processing plant and gathering system. Sales gas is delivered into the TransCanada Pipeline system while water is disposed of in a Unit owned water disposal well.

The Carson Creek property consists of 2,880 gross (2,580 net) acres of developed land and 320 gross (112 net) acres of undeveloped land.

There are no drilling plans for the Carson Creek property in 2004.

The Sproule Report attributes proved plus probable reserves of 943 Mmcf of gas and 100.8 Mbbls of natural gas liquids to Forte's working interest in the Carson Creek area.

Chip Lake/Niton, Alberta

The Chip Lake/Niton property is located in Central Alberta approximately 100 kilometers northwest of Edmonton, Alberta. Forte's interests in Chip Lake/Niton consist of working interests ranging from 25% to 85% and averaging 64% (reserves volume weighted). Forte has an interest in 5 producing wells (3.1 net) and 3 suspended wells (1.4 net). The average Forte working interest production from the property was 50 barrels of oil per day, 270 Mcf of gas per day and 10 barrels of natural gas liquids per day for the month of April 2004. Forte operates 5 wells associated with this property. In addition, Forte has a working interest of 85% in a central compression facility. Production is either gathered in pipelines connecting wells to central batteries or trucked from wells to third party batteries.

The Chip Lake/Niton property consists of 3,200 gross (1,708 net) acres of developed land and 13,760 gross (9,948 net) acres of undeveloped land.

Production began in January 2004 on the Leaman 14-8-56-11 W5 well, which was drilled by Forte and a partner in the fourth quarter of 2003.

Forte drilled one dry hole at Niton in 2004.

The Sproule Report attributes proved plus probable reserves of 45.2 Mstb of oil, 716 Mmcf of natural gas and 30.9 Mstb of natural gas liquids to Forte's working interest in the Chip Lake/Niton area.

Evi, Alberta

The Evi property is located in the Red Earth area of Alberta approximately 300 kilometers north of Edmonton, Alberta. Forte's interests in Evi consist of working interests ranging from 13.5% to 100% and averaging 77% (reserves volume weighted). Forte also has overriding royalty interests ranging from 0.625% to 15% in the area. Forte has an interest in 20 producing wells (14.4 net), two water disposal wells (2 net) and 21 suspended wells (15.6 net). The average Forte working interest production from the property was 145 barrels of oil per day for the month of April 2004. Forte operates 26 wells associated with this property. In addition, Forte has a 100% working interest in 2 central batteries and a 71% working interest in a third central oil battery. All batteries include water disposal wells. Production is either pipeline connected to central batteries or trucked from wells to central batteries.

The Evi property consists of 4,840 gross (3,200 net) acres of developed land and 5,600 gross (3,935 net) acres of undeveloped land.

There are no drilling plans for the Evi property in 2004.

The Sproule Report attributes proved plus probable reserves of 164.1 Mstb of oil to Forte's working interest in the Evi area.

Panny, Alberta

The Panny property is located in the Red Earth area of Alberta approximately 500 kilometers north of Edmonton, Alberta. Forte's interests in Panny consist of working interests ranging from 50% to 100% and averaging 66% (reserves volume weighted). Forte has an interest in 8 producing wells (5.7 net) and 4 suspended wells (2.6 net). The average Forte working interest production from the property was 111 barrels of oil per day for the month of April 2004. Forte operates 10 wells associated with this property. Forte does not have a working interest in any of the central oil batteries and water disposal wells. Produced oil from the property is pipeline connected and transferred by means of LACT units. Water is disposed of in third party disposal wells.

The Panny property consists of 1,920 gross (1,208 net) acres of developed land and 17,760 gross (11,924 net) acres of undeveloped land.

Forte has plans to optimize production and reduce the operating costs of certain wells in the Panny property. Optimization efforts will consist of well stimulations while operating cost reductions have been realized with the

installation of a Scada system to improve production monitoring while reducing contract operating fees. The company also has plans to install a water disposal system in the area to reduce water handling costs.

Forte has no drilling plans for the Panny property in 2004.

The Sproule Report attributes proved plus probable reserves of 261.8 Mstb of oil to Forte's working interest in the Panny area.

Minor Properties

The minor producing properties are located throughout Alberta. Forte's interest in the minor properties averages 13% (reserves volume weighted). Forte has an interest in 78 producing wells (26.5 net) and 49 non-producing wells (14.6 net). The average Forte working interest production from the properties was 201 barrels of oil per day, 905 Mcf of gas per day and 33 barrels of natural gas liquids per day for the month of April 2004. Forte operates 43 wells associated with these properties.

The minor properties consist of 27,080 gross (11,681 net) acres of developed land and 51,960 gross (32,271 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 318.8 Mstb of oil, 1,286 Mmcf of natural gas and 33.9 Mstb of natural gas liquids to Forte's working interest in the minor properties.

Forte has participated in the drilling of one (0.5 net) successful gas well on its minor properties to date in 2004.

Countess, Alberta

The Countess property is located in southern Alberta approximately 100 kilometers east of Calgary. Forte has a 100% interest in all Countess area wells and facilities. Forte has an interest in 6 producing wells, 2 water injection wells and 1 suspended well. Forte's production for April 2004 from the property averaged 192 barrels of oil per day, 395 Mcf of gas per day and 10 barrels per day of natural gas liquids. Forte has a 100% working interest in an oil battery complete with solution gas compression and water injection equipment. All production is gathered in flow lines to the central battery. Clean oil is trucked to the Rimbey pipeline terminal. Water is re-injected into the reservoir.

The Countess property consists of 316 gross (316 net) acres of developed land and 158 gross (158 net) acres of undeveloped land.

Forte has no drilling plans for the Countess property in 2004.

The Sproule Report attributes proved plus probable reserves of 257.4 Mstb of oil, 518 Mmcf of gas and 3.1 Mbbls of liquids to Forte's working interest in the Countess area.

Skiff (Conrad), Alberta

The Skiff property is located in southern Alberta approximately 250 kilometers southeast of Calgary. Forte's interest in the area includes a 74% working interest and operatorship of the Skiff Sawtooth Unit No. 1 as well as various non unit interests. Forte has an interest in 23 (16.7 net) producing wells, 2 (1.6 net) water injection wells, 1 (0.8 net) water source well and 6 (4.3 net) suspended wells. Forte's production for April 2004 from the property averaged 132 barrels of oil per day and 82 Mcf of gas per day.

Forte has a 73% working interest in two separate oil batteries. Approximately 70% of Forte's production is gathered in flow lines connecting wells to the central batteries. At the central batteries, produced oil and water is separated. Water is re-injected into the reservoir. Clean oil is trucked to the Milk River oil pipeline terminal.

The Skiff property consists of 3,760 gross (2,294 net) acres of developed land and 1,680 gross (814 net) acres of undeveloped land.

In 2004, Forte intends to expand the water flood with the conversion of a third well to an injector and to decommission one of the two oil batteries to reduce operating costs.

The Sproule Report attributes proven reserves of 232.4 Mstb of heavy oil and 95 Mmcf of gas to Forte's working interest in the Skiff area.

Knappen, Alberta

The Knappen property, acquired from Denison, is located in southern Alberta approximately 300 kilometers southeast of Calgary. Forte has an average 38.5% working interest in Knappen area wells, a 100% working interest in a gas sweetening, compression and dehydration facility and a 38.5% working interest in second compression facility. Forte has an interest in 2 (0.8 net) producing wells, and 6 (4.2 net) suspended wells.

Forte production for April 2004 from the property averaged 480 Mcf of gas per day. Sales gas is delivered into a third party gathering system and transported south directly into the USA.

The Knappen property consists of 3,840 gross (2,187 net) acres of developed land and 640 gross (640 net) acres of undeveloped land.

Forte has plans to complete a third joint interest well already tied into the central gas sweetening facility. Additionally, Forte is negotiating the consolidation of the two facilities with one of its joint interest partners. Forte has no drilling plans for the Knappen property in 2004.

The Sproule Report attributes proved plus probable reserves of 759 Mmcf of gas to Forte's working interest in the Knappen area.

Smiley, Alberta

The Smiley property is located in western Saskatchewan approximately 300 kilometers northwest of Regina. Forte's has a 100% working interest in one Smiley area well. Forte's production from the well averaged 488 Mcf of gas per day during April 2004. Forte also has a 100% working interest in two suspended wells.

The producing well is equipped with a dehydration and sweetening system and is tied into a third party compression facility. The sales gas from the facility is tied into the Transgas system.

The Smiley property consists of 640 gross (640 net) acres of developed land.

Forte has no drilling plans for the Smiley property in 2004.

The Sproule Report attributes proven reserves of 1,307 Mmcf of gas to Forte's working interest in the Smiley area.

Principal Exploration Prospects

The following is a description of Forte's principal oil and natural gas exploration prospects. The term "net", when used to describe Forte's expected share of production, means the total of Forte's working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres are as at December 31, 2003. Each of the exploration drilling prospects has varying degrees of geological risk associated with them. Expected reserve levels and initial production rates are internal estimates and have not been reviewed by an independent engineering firm. Given the data available at the time these estimates were prepared, Forte's management believes that the estimates presented below are reasonable and that the expenditures described below are justified. However, the expected reserve levels and initial production rates described below should be read with the understanding that subsequently obtained data may necessitate revisions to these estimates, which revisions may be material. Actual

reserve levels and initial production rates could differ from those estimated, and the differences could be material. There can be no assurance that the capital expenditures contemplated below will result in the addition of any reserves. These reserve and production rate estimates are not included in the total reserve and production rate amounts for Forte.

Webster, Alberta

The Webster prospect area is located in the Grande Prairie area of Alberta approximately 400 kilometers northwest of Edmonton. Forte has 8,960 gross (7,680 net) acres of undeveloped land covering the prospect.

Forte budgeted $1,000,000 gross ($1,000,000 net) during the third quarter of 2004 to drill one well for Halfway gas on Company lands. After applying a 50% chance of success factor, Forte's estimate of its share of expected reserves is 1,000 Mmcf. If successful, Forte expects the initial production rate for the Halfway zone in the well will be 1.0 Mmcf/d gross (1.0 Mmcf/d net), commencing in the fourth quarter of 2004.

Forte has budgeted $3,000,000 gross ($450,000 net) during the third quarter of 2004 to drill one well for Wabamun gas on lands in which Forte owns a 100% working interest. Forte has concluded a farm-out arrangement with another company with terms under which Forte will participate as to a 15% working interest in the drilling and completion costs of the prospect well and will have a 57.5% working interest in production from a successful well. After applying a 25% chance of success factor, Forte's estimate of its share of expected reserves is 2,875 Mmcf. If successful, Forte expects the initial production rate for the Wabamun zone in the well will be 5,750 Mcf/d net to Forte.

Pembina, Alberta

The Pembina prospect area is located in the Drayton Valley area of Alberta approximately 150 kilometers southwest of Edmonton. Forte has 3,360 gross (854 net) acres of undeveloped land in the vicinity of the prospect.

Forte budgeted $2,200,000 gross ($330,000 net) during the third quarter of 2004 to drill one well for Nisku gas on lands owned by Forte and other companies. Forte plans to joint venture with these other companies on the drilling, completion and tie-in costs associated with this prospect. After applying a 30% chance of success factor, Forte's estimate of its share of expected reserves is 225 Mmcf. If successful, Forte expects the initial production rate for the Nisku zone in the well will be 5.0 Mmcf/d gross (750 Mcf/d net), commencing in the fourth quarter of 2004.

Grande Prairie, Alberta

The Grande Prairie prospect area is located in the Grande Prairie area of Alberta approximately 400 kilometers northwest of Edmonton. Forte has 3,840 gross (3,520 net) acres of undeveloped land in the vicinity of the prospect.

Forte has budgeted $1,550,000 gross ($387,500 net) during the third quarter of 2004 to drill one well for Banff gas on lands owned by Forte. Forte has concluded a farm-out arrangement with another company under terms in which Forte will pay a 25% working interest in the drilling, completion and equipping costs and retain a 55% working interest in ensuing production. After applying a 40% chance of success factor, Forte's estimate of its share of expected reserves is 1,100 Mmcf. If successful, Forte expects the initial production rate for the Banff zone in the well will be 1.5 Mmcf/d gross (825 Mcf/d net), commencing in the fourth quarter of 2004.

Niton, Alberta

The Niton prospect area is located in the Whitecourt area of Alberta approximately 150 kilometers northwest of Edmonton. Forte has 12,480 gross (9,467 net) acres of undeveloped land in the vicinity of the prospect.

Forte has budgeted $870,000 gross ($479,000 net) during the fourth quarter of 2004 to drill one well for Rock Creek gas on lands owned by Forte and another company. Forte plans to joint venture with another company on the drilling, completion and tie-in costs associated with this prospect. After applying a 50% chance of success factor, Forte's estimate of its share of expected reserves is 1,100 Mmcf. If successful, Forte expects the initial production

rate for the Rock Creek zone in the well will be 1.5 Mmcf/d gross (825 Mcf/d net), commencing in the fourth quarter of 2004.

Evi, Alberta

The Evi prospect area is located in the Red Earth area of Alberta approximately 400 kilometers north of Edmonton. Forte has 4,160 gross (3,165 net) acres of undeveloped land in the vicinity of the prospect.

Forte has budgeted $750,000 gross ($750,000 net) during the fourth quarter of 2004 to drill one additional horizontal leg in an existing horizontal Slave Point oil well on lands owned by Forte. After applying a 75% chance of success factor, Forte's estimate of expected reserves is 100,000 Bbls. If successful, Forte expects the initial production rate for the Slave Point zone in the well will be 100 Bbls/d gross (100 Bbls/d net), commencing in the fourth quarter of 2004.

Reserves

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by Sproule with an effective date of April 30, 2004 contained in the Sproule Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of Forte and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Sproule Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Forte engaged Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. All of Forte's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

Forecasts of reserves and associated net production revenues are forward-looking statements based on judgements regarding future events. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data available at the time the Sproule Report was prepared, Forte believes that the estimates presented therein and summarized below are reasonable. However, they should be read with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material. The net present values of the reserves presented in the Sproule Report and summarized below simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as an opinion of fair market value.

Readers are cautioned that statements in the Sproule Report, and in this summary of the Sproule Report, may contain forward-looking statements, including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of Forte's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF APRIL 30, 2004
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED								
Developed Producing	1,763.5	1,527.8	200.1	193.6	4,082	3,058	102.8	66.4
Developed Non-Producing	14.0	13.3	0.0	0.0	0	0	0.0	0.0
Undeveloped	135.9	101.5	0.0	0.0	8	6	0.0	0.0
TOTAL PROVED	1,913.5	1,642.7	200.1	193.6	4,090	3,064	102.8	66.4
PROBABLE	987.6	868.2	55.9	54.1	1,744	1,328	68.4	44.0
TOTAL PROVED PLUS PROBABLE	2,901.1	2,510.9	256.0	247.6	5,834	4,392	171.2	110.3

	NET PRESENT VALUES OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	70,258	61,461	54,873	49,748	45,649	58,320	50,712	45,081	40,741	37,295
Developed Non-Producing	257	242	228	216	205	170	160	151	142	135
Undeveloped	2,991	2,552	2,197	1,907	1,668	1,853	1,539	1,290	1,088	923
TOTAL PROVED	73,507	64,254	57,298	51,872	47,521	60,343	52,411	46,521	41,972	38,354
PROBABLE	37,495	25,934	19,157	14,857	11,957	27,836	18,967	13,855	10,651	8,512
TOTAL PROVED PLUS PROBABLE	111,001	90,189	76,454	66,728	59,478	88,178	71,378	60,375	52,623	46,865

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF APRIL 30, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOP-MENT COSTS (M$)	WELL ABANDON-MENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	137,662	23,008	35,522	1,517	3,874	73,507	13,164	60,343
Proved Plus Probable Reserves	205,424	33,229	54,913	2,109	3,887	111,001	22,823	88,178

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF APRIL 30, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	45,565
	Heavy Oil (including solution gas and other by-products)	2,160
	Natural Gas (including by-products but excluding solution gas from oil wells)	10,723
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	60,813
	Heavy Oil (including solution gas and other by-products)	2,676
	Natural Gas (including by-products but excluding solution gas from oil wells)	14,117

**SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF APRIL 30, 2004
FORECAST PRICES AND COSTS**

RESERVES CATEGORY	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED								
Developed Producing	1,635.9	1,429.6	180.0	174.6	4,032	3,018	101.3	65.9
Developed Non-Producing	9.1	8.6	0.0	0.0	0	0	0.0	0.0
Undeveloped	135.9	106.7	0.0	0.0	8	6	0.0	0.0
TOTAL PROVED	1,781.0	1,545.0	180.0	174.6	4,038	3,024	101.3	65.9
PROBABLE	894.4	796.8	52.5	51.0	1,708	1,298	67.5	44.0
TOTAL PROVED PLUS PROBABLE	2,675.4	2,341.8	232.4	225.6	5,746	4,322	168.7	109.9

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
	0 ($M)	5 ($M)	10 ($M)	15 ($M)	20 ($M)	0 ($M)	5 ($M)	10 ($M)	15 ($M)	20 ($M)
PROVED										
Developed Producing	40,410	36,589	33,625	31,241	29,274	35,789	32,192	29,428	27,224	25,419
Developed Non-Producing	86	84	83	81	80	56	55	54	53	52
Undeveloped	1,382	1,158	975	824	698	830	660	524	413	322
TOTAL PROVED	41,878	37,831	34,683	32,146	30,052	36,675	32,907	30,006	27,690	25,792
PROBABLE	18,764	13,705	10,562	8,465	6,993	15,323	10,884	8,195	6,440	5,232
TOTAL PROVED PLUS PROBABLE	60,642	51,536	45,245	40,612	37,044	51,997	43,791	38,200	34,130	31,025

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF APRIL 30, 2004 FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOP-MENT COSTS (M$)	WELL ABANDON-MENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	94,900	15,751	31,389	1,525	4,180	41,878	5,203	36,675
Proved Plus Probable Reserves	139,121	22,036	49,798	2,136	4,290	60,642	8,645	51,997

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF APRIL 30, 2004 FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	26,422
	Heavy Oil (including solution gas and other by-products)	1,543
	Natural Gas (including by-products but excluding solution gas from oil wells)	7,938
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	34,508
	Heavy Oil (including solution gas and other by-products)	1,891
	Natural Gas (including by-products but excluding solution gas from oil wells)	10,066

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Sproule Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

analysis of drilling, geological, geophysical and engineering data;

the use of established technology; and

specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

  (i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

  (ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume changes in wellhead selling prices and takes into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, as at May 1, 2004, inflation and exchange rates utilized by Sproule in the Sproule Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF MAY 1, 2004
FORECAST PRICES AND COSTS

	OIL[1]						
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS[1] AECO Gas Price ($Cdn/MMBtu)	Edmonton Pentanes Plus ($Cdn/bbl)	INFLATION RATES[2] %/Year	EXCHANGE RATE ($US/$Cdn)
Historical							
2000	30.30	44.03	39.90	5.07	46.27	1.5	0.674
2001	25.94	39.06	31.56	6.23	42.27	2.0	0.646
2002	26.09	40.12	35.46	4.04	40.80	2.7	0.637
2003	31.14	43.23	37.53	6.66	44.16	2.5	0.716
Forecast							
2004	34.59	44.61	39.61	6.87	46.57	1.5	0.750
2005	31.46	40.46	35.66	6.39	41.44	1.5	0.750
2006	27.19	34.79	30.39	5.40	35.63	1.5	0.750
2007	26.14	33.37	29.07	4.91	34.17	1.5	0.750
2008	26.53	33.87	29.54	4.98	34.69	1.5	0.750
Thereafter				Various Escalation Rates			

Note:

(1) This summary table identifies benchmark reference pricing schedules that might apply to Forte.
(2) Inflation rates for forecasting prices and costs
(3) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by Forte for the year ended December 31, 2003, were $6.53/Mcf for natural gas, $41.53/Bbl for crude oil, and $32.83/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

Constant prices and costs are:

(a) Forte's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Forte is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Forte's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Sproule Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
AS OF APRIL 30, 2004
CONSTANT PRICES AND COSTS

Oil and NGL			Natural Gas	
WTI Crude Oil $US/Bbl	Edmonton Light Crude Oil $C/Bbl	Edmonton NGL Mix $/Bbl	Alberta Average Plantgate $C/Mcf	US/CAN Exchange Rate $US/$CAN[(a)]
37.38	53.29	37.77	7.04	0.729

Note:

(a) The exchange rate used to generate the benchmark reference prices in this table.

6. The Alberta royalty tax credit ("**ARTC**") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

7. **Future Income Tax Expense**

Future income tax expenses estimate:

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;

(b) without deducting estimated future costs that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances;

(d) applying to the future pre-tax net cash flows relating to Forte's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.

8. Estimated future abandonment and reclamation costs related to a property have been taken into account by Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

9. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

10. The extent and character of all factual data supplied to Sproule were accepted by Sproule as represented. No field inspection was conducted.

Future Development Costs

The following table sets forth development costs deducted in the estimation of Forte's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs ($000's)		Constant Prices and Costs ($000's)
	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2004	$1,320	$1,320	$1,320
2005	$70	$530	$69
2006	$20	$73	$20
2007	$21	$23	$20
2008	$73	$24	$69
Thereafter	$21	$166	$20
Total Undiscounted	$1,525	$2,136	$1,518
Total Discounted at 10%	$1,410	$1,910	$1,405

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF FORTE NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	Light and Medium Oil			Heavy Oil		
Factors	Net Proved (Mbbls)	Net Probable (Mbbls)	Net Proved Plus Probable (Mbbls)	Net Proved (Mbbls)	Net Probable (Mbbls)	Net Proved Plus Probable (Mbbls)
October 1, 2003	1,436.4	647.7	2,084.1	0.0	0.0	0.0
Acquisitions	158.4	62.6	221.0	174.6	51.0	225.6
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0
Extensions	21.9	8.2	30.1	0.0	0.0	0.0
Improved Recovery	3.0	0.0	3.0	0.0	0.0	0.0
Economic Factors	23.9	13.7	37.6	0.0	0.0	0.0
Technical Revisions	136.3	64.6	200.9	0.0	0.0	0.0
Production	(234.9)	0.0	(234.9)	0.0	0.0	0.0
April 30, 2004	1,545.0	796.8	2,341.8	174.6	51.0	225.6

Note:

(1) Forte currently has no heavy oil production.

Factors	Gas Net Proved (Mmcf)	Gas Net Probable (Mmcf)	Gas Net Proved Plus Probable (Mmcf)	NGL Net Proved (Mbbls)	NGL Net Probable (Mbbls)	NGL Net Proved Plus Probable (Mbbls)	Total Net Proved (Mboe)	Total Net Probable (Mboe)	Total Net Proved Plus Probable (Mboe)
October 1, 2003	1,530.0	977.0	2,507.0	60.9	47.1	108.0	1,752.3	857.6	2,609.6
Acquisitions	1,473.0	488.0	1,961.0	2.0	0.8	2.8	580.5	195.7	776.2
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Discoveries	74.0	9.0	83.0	0.0	0.0	0.0	12.3	1.5	13.8
Extensions	25.0	9.0	34.0	0.7	0.2	0.9	26.8	9.9	36.7
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	3.0	0.0	3.0
Economic Factors	2.3	6.0	8.3	0.6	0.4	1.0	24.9	15.1	40.0
Technical Revisions	181.7	(190.0)	(8.3)	16.8	(4.6)	12.1	183.3	28.3	211.7
Production	(262.0)	0.0	(262.0)	(15.1)	0.0	(15.1)	(293.7)	0.0	(293.7)
April 30, 2004	3,024.0	1,299.0	4,323.0	65.9	43.9	109.8	2,289.5	1,108.2	3,397.7

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER SEVEN MONTH PERIOD
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2003 ($000's)
Estimated Future Net Revenue at Beginning of 7 Month period	18,983[(1)]
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(6,827)
Net Change in Prices, Production Costs and Royalties Related to Future Production	15,490[(2)]
Changes in Previously Estimated Development Costs Incurred During the Period	(28)
Changes in Estimated Future Development Costs	(103)
Extensions and Improved Recovery	752
Discoveries	312
Acquisitions of Reserves	12,184
Dispositions of Reserves	0
Net Change Resulting from Revisions in Quantity Estimates	4,635
Accretion of Discount	1,628
Net Change in Income Taxes	2,602[(3)]
Miscellaneous Changes	(3,108)
Estimated Future Net Revenue at End of 7 Month Period	46,520

Note:

(1) Forte constant prices and costs as of September 30, 2003.

(2) Oil price $37.70 to $52.05 per Bbl and gas price $6.12 to $7.83 per Mcf in the 7 month period.

(3) Based on a zero estimate of actual income tax payable for the 7 month period.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to Pre-Amalgamation Forte Oil in the most recent five financial years and, in the aggregate, before that time. The quoted volumes are gross Forte reserves for Forecast Prices and Costs.

Proved Undeveloped Reserves

Year	Light and Medium Oil (Mbbls)		Natural Gas (Mmcf)		Natural Gas Liquids (Mbbls)	
	First Attributed	Cumulative at Year-end[1]	First Attributed	Cumulative at Year-end[1]	First Attributed	Cumulative at Year-end[1]
Prior thereto	-	-	-	-	-	-
1999	-	-	-	-	-	-
2000	-	-	-	-	-	-
2001	0	-	-	-	-	-
2002	0	-	-	-	-	-
Oct 2003	135.9	135.9	8	8	0	0
Apr 2004	0	135.9	0	8	0	0

Note:

(1) Cumulative at Year-end = Residual Cumulative of Previous Year plus First Attributed.

Probable Undeveloped Reserves

Year	Light and Medium Oil (Mbbls)		Natural Gas (Mmcf)		Natural Gas Liquids (Mbbls)	
	First Attributed	Cumulative at Year-end[1]	First Attributed	Cumulative at Year-end[1]	First Attributed	Cumulative at Year-end[1]
Prior thereto	-	-	-	-	-	-
1999	-	-	-	-	-	-
2000	-	-	-	-	-	-
2001	-	-	-	-	-	-
2002	-	-	-	-	-	-
Oct 2003	50	50	4	4	-	-
Apr 2004	0	50	0	4	-	-

Note:

(1) Cumulative at Year-end = Residual Cumulative of Previous Year plus First Attributed.

Significant Factors or Uncertainties

Limitations in natural gas transmission and processing capacity is a significant uncertainty that may potentially impact the value of Forte's reserves as reported herein. Forte is reliant on third-party owned and operated gathering and processing infrastructure in most cases and is therefore at risk of shut-in production if access to that infrastructure becomes impaired.

Volatility of oil and natural gas prices is an additional uncertainty that has the potential to materially impact the value of Forte's reserves as reported herein. See "Risk Factors" below for additional discussion on the potential impact of various factors on Forte's reserves value.

Other Oil and Gas Information

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation has a working interest as at April 30, 2004.

	Oil Wells				**Natural Gas Wells**			
	Producing		**Non-Producing**		**Producing**		**Non-Producing**	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	185	96.6	116	61.0	39	10.7	28	12.0
Saskatchewan	-	-	-	-	1	1.0	4	2.4
Total	185	96.6	116	61.0	40	11.7	32	14.4

Properties With No Attributable Reserves

The following table sets out Forte's developed and undeveloped land holdings as at April 30, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	62,716	32,682	137,478	81,799	200,194	114,481
Saskatchewan	1,280	1,280	4,800	2,400	6,080	3,680
Total	63,996	33,962	142,278	84,199	206,274	118,161

Forte expects that rights to explore, develop and exploit 16,874 net acres of its undeveloped land holdings will expire by December 31, 2004.

Forward Contracts

Forte has forward sale contracts representing 600 barrels per day of production with a fixed price of $25.25 US expiring June 30, 2004 and 300 barrels per day at $35.72 Cdn for the period from July 1, 2004 to September 30, 2004. The underlying price reference point is WTI for both contracts, which correlates effectively with the price for Forte's oil production. The contracts which settle monthly qualify for hedge accounting and any gains or losses are included in oil revenue.

The following table sets forth a summary of Forte's forward sale contracts for crude oil production in place.

Term	Quantity (Barrels/day)	Price (U.S.$/Barrel)
July 1, 2003 – June 30, 2004	100	25.81
January 1, 2004 – June 30, 2004	500	25.03

Term	Quantity (Barrels/day)	Price (Cdn.$/Barrel)
January 1, 2004 – March 31, 2004	100	38.34
July 1, 2004 – September 30, 2004	300	35.72

Additional Information Concerning Abandonment and Reclamation Costs

As at April 30, 2004, Forte had a working interest in 183.7 net wells, of which 108.3 were producing, 59.5 were non-producing and 15.9 were service wells. Forte's cost of abandoning and reclaiming the leases on the above wells and related facilities is estimated in the Sproule Report to be $4,290,000 undiscounted and will be incurred over the life of the reserves which, based on 2003 production, is 5.5 years. The cost is $2,421,600 using a 10% discount rate.

The estimated costs for future site restoration and abandonments are provided for in the financial statements on a unit-of-production basis. The annual charge is recorded as a site restoration expense and the actual site restoration costs are charged to the site restoration provision as incurred. As at December 31, 2003, Forte had expensed a total of $97,000, being 2% of the total expected cost. Over the next three fiscal years, Forte expects to incur approximately $1.1 million to abandon wells and reclaim leases.

Tax Horizon

In 2003, Pre-Amalgamation Forte Oil did not pay any income taxes. To offset future income taxes payable, Forte has the following tax pools as at December 31, 2003.

	($000's)
Canadian exploration expense	951
Canadian development expense	835
Canadian oil and gas property expense	17,642
Undepreciated capital cost	7,434
Total	26,862

Forte does not expect to pay income taxes in the near future assuming it incurs further Canadian exploration expense and Canadian development expense and utilizes such tax pools available to protect future revenue.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and including capitalized general and administrative expenses) related to Forte's activities for the year ended December 31, 2003.

	($000's)
Property acquisition costs	
Proved properties	11,085
Undeveloped properties	-
Exploration costs	2,269
Development costs	7,631
Total	20,985

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2003.

	Development		**Exploratory**	
	Gross	**Net**	**Gross**	**Net**
Light and Medium Oil	1.00	1.00	1.00	0.55
Natural Gas	-	-	-	-
Service	-	-	-	-
Dry	1.00	0.38	3.00	2.00
Totals:	2.00	1.38	4.00	2.55

Production Estimates

The following table sets out the volume of the Forte's production estimated for the period from May 1, 2004 to December 31, 2004 (Proved + Probable, Forecast Pricing and Costs) which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Disclosure of Reserves Data*".

	Light and Medium Oil (Bbls/d)	**Heavy Oil (Bbls/d)**	**Natural Gas (Mcf/d)**	**Natural Gas Liquids (Bbls/d)**	**BOE (BOE/d)**
2004	1,349	120	2,788	91	2,024

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	1,198	1,201	1,049	944
Gas (Mcf/d)	1,909	2,073	394	388
NGL (Bbls/d)	95	87	10	14
Combined (boe/d)	1,612	1,634	1,125	1,023
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	38.18	39.31	40.17	49.81
Gas ($/Mcf)	5.56	6.10	7.98	8.53
NGL ($/Bbl)	32.36	52.35	25.27	45.24
Combined ($/boe)	36.89	39.43	40.49	49.84
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	3.79	5.93	5.70	8.07
Gas ($/Mcf)	1.72	1.37	2.34	2.97
NGL ($/Bbl)	12.19	13.74	17.39	13.98
Combined ($/boe)	5.58	6.83	6.29	8.77
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbl)	17.53	13.27	14.71	12.57
Gas ($/Mcf)	1.12	0.97	1.33	1.42
NGL ($/Bbl)	2.23	1.86	2.00	2.13
Combined ($/boe)	14.49	11.09	14.21	12.30
Netback Received ($/BOE)[2]				
Light and Medium Crude Oil ($/Bbl)	16.85	20.11	19.76	29.17
Gas ($/Mcf)	2.73	3.76	4.30	4.15
NGL ($/Bbl)	17.94	36.75	5.89	29.13
Combined ($/boe)	16.82	21.51	19.99	28.77

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.
(3) Forte currently has no heavy oil production.

The following table indicates Forte's average daily production from its important fields for the year ended December 31, 2003:

	Light and Medium Crude Oil (Bbls/d)	Gas (Mcf/d)	NGL (Bbls/d)	BOE (BOE/d)
Trout	371	-	-	371
Senex	82	-	-	82
Kidney	196	89	-	211
Carson Creek	-	342	36	93
Chip Lake/Niton	10	180	9	49
Evi	154	-	-	154
Panny	119	-	-	119
Other	167	526	17	272
Total Alberta	1,099	1,187	62	1,351

Forte's crude oil production for the year ended December 31, 2003 was 86% light and medium quality crude oil and 14% natural gas and liquids.

For the twelve months ended December 31, 2003, approximately 85% of Forte's gross revenue was derived from crude oil production and 15% was derived from natural gas production.

Marketing

Forte's crude oil and natural gas production is sold through marketing companies, with the exception of small quantities of non-operated properties which are marketed by the operator. These contracts are generally for less than a year and are cancellable on 30 days notice.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Forte consists of an unlimited number of Common Shares, an unlimited number of first preferred shares ("**Forte First Preferred Shares**"), an unlimited number of second preferred shares ("**Forte Second Preferred Shares**") and 3,500,000 Forte Performance Shares. As at March 31, 2004, there were 21,594,749 Common Shares, 2,682,000 Performance Shares and no Forte Second Preferred Shares issued and outstanding. In addition, as at such date, there were an aggregate of 791,190 Common Shares reserved for issuance upon the exercise of Forte options and an aggregate of 2,682,000 Common Shares reserved for issuance upon the conversion of Forte Performance Shares.

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares of Forte.

Forte Common Shares

The holders of Common Shares are entitled to notice of, to attend and to vote at any meeting of the shareholders of Forte (other than meetings of a class or series of shares of Forte other than the Common Shares as such) and to one vote per share on a ballot.

The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of Forte on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Forte ranking in priority to the Common Shares in respect of dividends.

The holders of Common Shares are entitled in the event of any liquidation, dissolution or winding-up of Forte, whether voluntary or involuntary, or any other distribution of the assets of Forte among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Forte ranking in priority to the Common Shares in

respect of return of capital on dissolution, to share rateably, together with the holders of shares of any class of shares of Forte ranking equally with the Common Shares in respect of return of capital, in such assets of Forte as are available for distribution.

Forte First Preferred Shares

The Forte First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the directors of Forte must, by resolution, fix the number of shares that will form such series and must, subject to the limitations set out in Forte's Articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Forte First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of Forte or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Forte First Preferred Shares or payment in respect of capital on any shares in the capital of Forte or creation or issue of debt or equity securities; the whole subject to filing Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing, the directors of Forte may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Forte First Preferred Shares, subject to filing Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

The Forte First Preferred Shares of each series must rank on a parity with the Forte First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Forte First Preferred Shares shall be entitled to a preference over the Forte Second Preferred Shares and the Common Shares and over any other shares of Forte ranking junior to the Forte First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Forte, whether voluntary or involuntary, or any other distribution of the assets of Forte among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Forte First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Forte First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Forte First Preferred Shares of any series may also be given such other preferences not inconsistent with Forte's Articles over the Forte Second Preferred Shares and the Common Shares and any other shares ranking junior to the Forte First Preferred Shares as may be determined in the case of each such series of Forte First Preferred Shares.

The rights, privileges, restrictions and conditions attaching to the Forte First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Forte First Preferred Shares given as specified in Forte's Articles.

Forte Performance Shares

1. The holders of the Forte Performance Shares are not entitled (except as expressly provided in the ABCA) to receive notice of or to attend any meeting of the shareholders of Forte and are not entitled to vote at such meeting.

2. The holders of the Forte Performance Shares are not entitled to dividends.

3. No dividend can be declared or paid on any class of shares of Forte if it would result in the realizable value of the assets of Forte, net of liabilities which exist at the relevant time, being less than the aggregate of the Redemption Amount (as hereinafter defined) of all of the issued and outstanding Forte Performance Shares.

4. In the event of a liquidation, dissolution or winding up of Forte or any other distribution by way of repayment of capital, the holders of the Forte Performance Shares are entitled to receive an amount equal to the Redemption Amount per share prior to any payment or distribution to any other class of shares of Forte. The Forte Performance Shares are not entitled to share any further in the distribution of the property or assets of Forte except to the extent described above.

5. Any Forte Performance Shares which are outstanding on August 29, 2006 shall automatically be redeemed for cancellation without the consent of the holders thereof at an amount equivalent to $0.00001 per such share (the "**Redemption Amount**").

6. Prior to August 29, 2004, one half of the issued and outstanding Forte Performance Shares shall automatically convert into Common Shares, subject to the provisions described below, on the basis of one Common Share for each Forte Performance Share provided that the Forte Performance Shares shall only be convertible from and after the earlier of:

   (a) the date that Forte achieves cash flow per fully diluted Common Share (including, for greater clarity, the deemed conversion of the Forte Performance Shares) for four consecutive prior fiscal quarters resulting in a one year cash flow per fully diluted Forte Common Share (calculated in accordance with industry standards and the nature of Forte's business) of $0.56 per share; or

   (b) if Forte becomes a company listed on a stock exchange, the date that the weighted average trading price of the Forte Common Shares is greater than $2.24 per Forte Common Share (basic) for 20 consecutive trading days on such exchange.

7. Prior to the automatic redemption referred to in paragraph 5 above, and following August 28, 2004, any outstanding Forte Performance Shares shall automatically convert into Common Shares, subject to the provisions described below, on the basis of one Forte Common Share for each Forte Performance Share provided that the Forte Performance Shares shall only be convertible from and after the earlier of:

   (a) the date that Forte achieves cash flow per fully diluted Common Share (including, for greater clarity, the deemed conversion of the Forte Performance Shares) for four consecutive prior fiscal quarters resulting in a one year cash flow per fully diluted Common Share (calculated in accordance with industry standards and the nature of Forte's business) of $1.23 per share; or

   (b) if Forte becomes a company listed on a stock exchange, the date that the weighted average trading price of the Common Shares is greater than $3.36 per Common Share (basic) for 20 consecutive trading days on such exchange.

8. If Forte shall:

   (a) declare a dividend or make a distribution on its outstanding Common Shares payable in Common Shares;

   (b) divide its outstanding Common Shares into a greater number of shares; or

   (c) consolidate its outstanding Common Shares into a smaller number of shares;

then the conversion basis referred to in clauses 6 and 7 above shall be proportionately adjusted effective immediately after the record date determined for the purposes of such dividend, distribution, subdivision or consolidation. In the case of events referred to in (a) and (b) above, the conversion basis shall be increased in proportion to the increase to the number of outstanding Forte Common Shares resulting from such dividend, distribution or subdivision and, in the case of the events referred to in (c) above, the conversion basis shall be decreased in proportion to the decrease in the number of outstanding shares resulting from such consolidation.

9. In the case of any reclassification or change (other than changes resulting only from consolidation or subdivision) of the Forte Common Shares, each Forte Performance Share shall, after such reclassification, or change, be convertible into the number of Forte Common Shares or other securities or property of Forte, to which a holder of the number of Forte Performance Shares would have been issued if such Forte Performance Shares had been converted immediately prior to such reclassification or change would have been entitled upon such reclassification or change.

10. In the case of a change of control of Forte which is to occur by way of takeover bid, arrangement, share sale, amalgamation, consolidation or merger of Forte with or into any other corporation, or in the case of any sale of the properties and assets of Forte as or substantially as an entirety to any other corporation (collectively, the "**Transaction**"), for a period commencing seven (7) days prior to the closing of the Transaction and extending to the date of the closing of the Transaction, the holders of Forte Performance Shares shall have the right to convert all outstanding Forte Performance Shares into Forte Common Shares on the basis of one Forte Common Share for each Forte Performance Share provided that the Net Realized Equity Value per fully diluted share (including, for greater clarity, the deemed conversion of the Forte Performance Shares) is greater than $(1.15)^n$ where n equals the number of years (or partial years) since the issue date of the Forte Performance Shares. Net Realized Equity Value shall be defined as the net cash liquidation value of Forte.

Forte Second Preferred Shares

The Forte Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the directors of Forte shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in Forte's Articles, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the Forte Second Preferred Shares of such series. The rights, privileges, restrictions and conditions attaching to the Forte Second Preferred Shares as a class are in all respects the same as the rights, privileges, restrictions and conditions attaching to the Forte First Preferred Shares as a class, provided, however, that the Forte First Preferred Shares are accorded the preferences over the Forte Second Preferred Shares described above under the heading "Forte First Preferred Shares".

CAPITALIZATION

The following table sets forth the capitalization of Forte as at December 31, 2003 and March 31, 2004.

Authorized	As at December 31, 2003	As at March 31, 2004[1]
Revolving bank loan	$11,077,300	$8,324,400
Share capital		
Forte Common Shares[2][3]	$16,064,682	$30,014,395
(unlimited)	(16,398,700 shs)	(21,594,549 shs)
Forte Performance Shares	$30	$30
(3,500,000)	(3,000,000 shs)	(2,682,000 shs)[5]

Notes:

(1) At March 31, 2004, Forte had a $16.5 million demand revolving credit facility with a Canadian chartered bank that bears interest at the bank's prime lending rate plus 0.4%. The credit facility reduces to $14.5 million by October 1, 2004. The facility is secured by a general security agreement and a floating charge debenture.

(2) As at March 31, 2004, 791,190 Common Shares have been reserved for issuance on exercise of outstanding Forte Options under Forte's stock option plan (see "Stock Options").

(3) As of March 31, 2004, 2,682,000 Forte Common Shares have been reserved for issuance on the conversion of the 2,682,000 issued and outstanding Forte Performance Shares.

(4) As at March 31, 2004, Forte had retained earnings of $704,358 and a provision for abandonment and site restoration in the amount of $4,041,918.

(5) In April 2004, 1,341,000 Forte Performance Shares were converted to Common Shares when the share price performance target of 20 consecutive trading days above $2.24 per share was met. (See "Description of Share Capital – Forte Performance Shares".)

SELECTED FINANCIAL INFORMATION

Annual Data

The following table sets forth selected financial information of Forte for the periods indicated.

	Three Months ended as at March 31, 2004	Year ended as at December 31, 2003[1]	Period ended as at December 31, 2002[1]
Gross revenues before royalties	5,576,046	18,630,163	4,334,241
Funds generated from operations[2]	2,354,003	7,670,408	1,935,840
Per share – basic	0.15	0.47	0.13
Per share – diluted	0.12	0.39	0.10
Net income	31,956	230,667	467,291
Per share – basic	0.00	0.01	0.03
Per share – diluted	0.00	0.01	0.02
Total assets	50,198,921	37,688,271	21,461,285
Revolving bank loan	8,324,400	11,077,300	823,164

Notes:

(1) 2003 and 2002 fiscal year end financial information is in respect of Pre-Amalgamation Forte Oil which was incorporated on May 8, 2001 and commenced active business operations on July 1, 2001.

(2) Management uses funds from operations (funds from operating activities before changes in non-cash working capital) to analyze operating performance and leverage. Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities. Funds from operations as prescribed is not intended to represent operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds from operations throughout this Appendix F are based on funds from operations before changes in non-cash working capital.

During the periods presented above Pre-Amalgamation Forte Oil experienced considerable growth in its revenue, funds generated from operations and net income as a result of a series of acquisitions that occurred throughout 2002 and 2003. Two acquisitions in the fourth quarter of 2002 increased assets by $9.6 million and production by 670 boe/d. In June 2003 an acquisition for $10.5 million added 450 boe/d of additional production.

Quarterly Data

The following table sets forth selected financial information of Forte for the quarters indicated (in $000's except per share amounts).

	Gross Revenues Before Royalties	Funds Generated from Operations	Funds Generated from Operations Per Share[(1)]		Net Income	Net Income Per Share	
			(basic)	(diluted)		(basic)	(diluted)
2004							
1QTR04	5,576	2,354	0.149	0.122	32	0.002	0.002
2003							
1QTR03	3,963	1,825	0.114	0.094	386	0.024	0.020
2QTR03	3,922	1,574	0.098	0.081	173	0.010	0.009
3QTR03	5,591	2,364	0.147	0.121	(452)	(0.028)	(0.023)
4QTR03	5,154	1,907	0.116	0.097	124	0.008	0.006
2002							
1QTR02	206	7	0.000	0.000	(15)	(0.001)	(0.001)
2QTR02	628	184	0.012	0.010	59	0.004	0.003
3QTR02	1,055	547	0.036	0.030	89	0.006	0.005
4QTR02	2,445	1,198	0.080	0.066	334	0.022	0.017

Note:

(1) See Note 2 under "Selected Financial Information".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following is a summary of the variations in Forte's and Pre-Amalgamation Forte Oil's, as applicable, operating results for the periods indicated. Reference should also be made to Forte's and Pre-Amalgamation Forte Oil's financial statements included elsewhere herein.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

The following discussion and analysis was prepared on May 10, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of Forte for the three months ended March 31, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("**boe**").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of Forte's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. Forte also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results on an absolute and per boe basis for the three months ended March 31, 2004 and 2003 are provided below:

Revenue	3/31/2004 $000's	$ boe	3/31/2003 $000's	$ boe	Difference $000's	$ boe
Oil and liquids	4,237	34.95	3,665	42.51	572	(7.56)
Natural gas	1,339	40.06	297	51.03	1,042	(10.97)
	5,576	36.07	3,962	43.03	1,614	(6.96)
Royalties	1,060	6.85	825	8.96	235	2.11
Operating	1,691	10.94	1,132	12.29	559	1.35
General & administrative	287	1.86	151	1.64	136	(0.22)
Interest	187	1.21	29	0.32	158	(0.89)
	2,351	15.21	1,825	19.82	526	(4.61)
Depletion, depreciation and site restoration	2,230	14.42	1,094	11.88	1136	(2.54)
Income taxes	89	0.58	345	3.75	(256)	3.17
Net income	32	(0.21)	386	4.19	(354)	3.98

Revenue - increased by 41% in the first quarter of 2004 compared with the same period of 2003. Increased production which was 66% higher than 2003, offset a decrease in the average price for oil and liquids and natural gas of 18% and 19% respectively. Commodity prices were influenced by the strength in the Canadian dollar in 2004. Oil revenue was also reduced by the impact of hedging losses of $794,201 ($6.56 per bbl) in 2004 and $624,624 ($7.24 per bbl) in 2003. The following table shows the change in components of revenue:

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	Total
Three months ended March 31, 2003	3,665	297	3,962
Effect of change in prices	(652)	(64)	(716)
Effect of change in production	1,224	1,106	2,330
Three months ended March 31, 2004	4,237	1,339	5,576

Production - increased by 676 boe/d or 66%. Acquisitions accounted for approximately 550 boe/d of this increase. Drilling, workovers and exploitation activities accounted for the remainder of the increase as well as offsetting natural production declines. The following table shows the production for each product:

Production	Three months ended March 2004	2003
Crude oil (bbls/d)	1,210	944
Liquids (bbls/d)	122	14
	1,332	958
Natural gas (mcf/d)	2,204	388
BOE (boe/d)	1,699	1,023

Royalties - increased by $234,000 as a result of the increased revenue. Royalty rates averaged 19% of revenue in 2004 compared with 21% in 2003.

Operating Costs - decreased by $1.35 per boe to $10.94 per boe from the same 2003 period due primarily to lower water handling costs. Overall, Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's target average operating costs for the first quarter was $9.34 per boe. During the first quarter of 2004, Forte completed three projects which are expected to reduce operating costs further:

- installation of a remote monitoring system for the Panny area;
- electrification of wells in the Trout area; and
- re-negotiation of water handling fees in the House Creek area.

General and administrative expenses - increased in both an absolute and per boe basis. Gross expenditures increased by $146,000. Managing the higher production levels required additional staff, which resulted in adding additional office premises, increased salaries and higher consulting fees. Recoveries from partners decreased by $41,000 as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the exploration effort and are therefore capitalized as part of the cost of oil and gas property and deducted from the expense. General and administrative costs increased by 13% on a boe basis from $1.64 per boe in 2003 to $1.86 in 2004. Reporting and administrative costs associated with Forte becoming a public entity contributed to this increase in cost per boe.

General and Administrative ($ Thousand)	Three months ended March 2004	2003
Gross expenditures	559	413
Recoveries from partners	(88)	(119)
	471	294
Capitalized portion	(184)	(143)
	287	151

Interest - expense, including bank charges, increased by $158,000 in the first quarter of 2004 primarily due to higher loan balances and loan fees attributed to new credit facilities.

Depletion, depreciation and accretion (DD&A) - expense increased in 2004. The rate per boe of $14.42 was $2.54 per boe higher than the first quarter of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes - was $89,000 for the quarter. The tax provision varies from an expected tax provision of $50,000 as a result of hedging losses which are not deductible in calculating the resource allowance for income tax purposes and thus increase the effective rate of income tax.

Capital expenditures are indicated below:

Capital Expenditures ($ Thousands)	Three Months ended March, 31 2004	2003
Acquisitions	10,042	10
Exploration, land and seismic	340	560
Drilling, completion and workovers	253	2,235
Equipping	527	1,170
Other	18	40
	11,180	4,015

Liquidity – Forte has a $16.5 million revolving line of credit reducing to $14.5 million by October 1, 2004 of which $8.3 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from Forte's assets. On March 25, 2004 Forte issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. The proceeds from this financing were used to reduce the bank loan. The un-drawn credit line and ongoing cash flow from operations is sufficient to fund Forte's capital expenditure budget. Working capital excluding debt is $159,000. At March 31, 2004 there were 21,594,749 common shares outstanding. In addition, in April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.24 per share was met.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $4.0 million at March 31, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	As reported	Change	As Restated
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

Forte has forward sale contracts representing 600 barrels per day of production with a fixed price of $25.25 US expiring June 30, 2004 and 300 barrels per day at $35.72 Cdn for the period from July 1, 2004 to September 30, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for Forte's oil production. The contracts, which settle monthly qualify for hedge accounting and any gains or losses are included in oil revenue.

Contractual Obligations

Forte has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of Forte for its office lease for the next five years and thereafter:

	2004	2005	2006	2007	2008	Thereafter	Total
($ Thousands)	187	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

Forte has not entered into any off-balance sheet transactions other than hedges or into any related party transactions.

Selected Quarterly Information (1)

($ Thousands, except	2004		2003				2002	
per share)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue, net of royalties	4,516	4,503	4,389	3,271	3,137	2,040	857	613
Cash flow from								
Operations	2,354	1,908	2,364	1,574	1,825	1,198	547	184
Per share - basic	0.15	0.12	0.15	0.10	0.11	0.08	0.04	0.01
Per share - diluted	0.12	0.10	0.12	0.08	0.09	0.07	0.03	0.01
Net earnings	32	124	(452)	173	386	334	89	59
Per share - basic	0.00	0.01	(0.03)	0.01	0.02	0.02	0.01	0.00
Per share - diluted	0.00	0.01	(0.03)	0.01	0.02	0.02	0.00	0.00
Total assets	50,199	37,688	35,603	36,507	24,801	21,461	17,886	16,197
Bank debt	8,324	11,077	11,149	13,927	351	823	-	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	2002	2001
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,461	15,132
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of Forte. A comprehensive discussion of Forte's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining Forte's financial results.

(a) Full cost accounting

Forte follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

Forte's proved oil and gas reserves are 100 percent evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. Forte expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downwards revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from Forte's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for Forte's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at March 31, 2004.

(d) Asset retirement obligation

Forte recognizes the fair value of an asset retirement obligation ("**ARO**") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred

upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in Forte's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on engineering estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

Forte follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires Forte to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

Forte's stock option plan provides for granting of options to directors, officers and employees. Forte uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. A weakening of the Canadian dollar over the past months adds further to the prices realized by Canadian producers. Analysts, economists and experts of geo-political forces seem to be unanimous that conditions should continue to remain favorable for product prices for the near term.

Forte has hedges in place for 600 boe/d of its production at approximately $26.00 U.S. However, these hedges will expire at June 30, 2004 at which time Forte will more fully participate in the benefits of higher product prices, having only one hedge remaining for 300 boe/d at $35.00 Canadian for three months, expiring September 30, 2004.

As Forte approaches the end of the second quarter it will be well positioned to participate fully in the strong oil and gas markets. The anticipated acquisition of Oiltec will provide additional production, taking Forte's total production to approximately 4,000 boe/d. In addition, Forte intends to be very active in exploration and development drilling. Its drilling program for the remainder of 2004 and beyond will include:

- at least six impact natural gas prospects in the Peace River Arch Area of Alberta;
- five to eight wells on Oiltec lands in the Laprise Area of Northeast British Columbia;
- six to ten wells on Oiltec lands in the Redwater Area of Alberta; and

- *several drilling locations in other areas as well as continued exploitation and production enhancement activities.*

Twelve Months Ended December 31, 2003 Compared to Twelve Months Ended December 31, 2002

Overall Performance

During the year ended December 31, 2003 Pre-Amalgamation Forte Oil continued to grow through a combination of acquisition and exploitation and development of its property base.

Growth

Production increased from 1,000 boe/d at the beginning of the year to an exit rate of 1,650 boe/d. On July 1, 2003 Forte closed an acquisition that added 450 boe/d. Development and production enhancement operations added 300 boe/d to the production base. Acquisition and exploitation activities offset natural production declines and accounted for a 65% increase in production rates from the beginning of the year to the end of the year.

Pre-Amalgamation Forte Oil has relied on acquisitions for a substantial portion of its growth to date. The acquisition market during 2003 continued to reflect the conditions evidenced in 2002:

1. strong demand for quality assets, particularly natural gas producing properties;

2. fewer properties, in general, were offered for sale;

3. there was an expectation gap between buyers and sellers. In many cases Pre-Amalgamation Forte Oil was the high bidder in a public auction process for properties whereupon the seller removed the properties from the market because the bid did not reach their price expectation; and

4. acquisition prices for reserves, particularly natural gas, remained high throughout the period.

Pre-Amalgamation Forte Oil was able to consummate an acquisition of 450 boe/d within its value parameters due to the nature of the properties acquired. Approximately half of the production was located in Pre-Amalgamation Forte Oil's northern oil area where there are good synergies with its existing production. As well, these are oil properties with higher than average operating costs. Another major property was at Carson Creek, Alberta. Although a gas property, Pre-Amalgamation Forte Oil was able to purchase it favourably, as it had a low non-operated working interest in a large natural gas unit.

Capital Deployment

Investments in property and equipment for 2003 were $21.0 million. The results of this investment were as follows:

- 1.4 Mmboe of proven plus probable reserves were added at a cost of $14.80 per boe;

- Costs included a significant investment in undeveloped land, seismic and geological costs. Total exploration costs were $2.3 million and represent an investment in future drilling and growth opportunities. Pre-Amalgamation Forte Oil assembled a strong land position in the Peace River Arch area of Alberta as a result of these expenditures. Total undeveloped land at December 31, 2003 was in excess of 90,000 net acres; and

- Additional productive capability of 750 boe/d was added at a cost of $27,980 per flowing boe per day.

Leverage

Pre-Amalgamation Forte Oil's revolving bank loan increased from $823,000 at the beginning of the year to $11.1 million at year-end primarily as a result of the mid-year acquisition of producing properties in the Carson Creek and

Red Earth areas of Alberta. The net working capital deficit (including the bank loan) increased from a deficit of $163,000 at the beginning of the year to $13.1 million at December 31, 2003. The net working capital deficit including bank debt was approximately equal to one years future cash flow and although manageable is at the upper end of Forte's tolerance level.

Results of Operations

Pre-Amalgamation Forte Oil's results of operations for the years ended December 31, 2003 and December 31, 2002 calculated on a boe basis are reflected below:

	December 31, 2003		December 31, 2002		Difference	
	000's	$ boe	000's	$ boe	000's	$ boe
Revenue						
Oil and liquids	15,906	37.53	3,792	40.27	12,114	(2.73)
Natural gas	2,724	39.38	365	28.71	2,359	10.67
	18,630	37.79	4,157	38.89	14,473	(1.10)
Expenses						
Royalties	3,330	6.76	647	6.05	2,683	0.70
Operating	6,400	12.98	1,111	10.39	5,289	2.59
G&A	885	1.80	611	5.71	274	(3.91)
Interest	336	0.68	(177)	(1.66)	513	2.34
	7,679	15.59	1,965	18.40	5,714	(2.82)
Depletion & depreciation	6,973	14.15	1,055	11.12	5,918	3.02
Income taxes	475	0.96	443	3.67	32	(2.70)
Net Income	231	0.48	467	3.61	(236)	(3.13)

Revenue - increased by 348% in 2003. Total revenue was $18.6 million compared to $4.2 million in the prior year. The following table shows the change in the components of revenues from 2002 to 2003:

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	Total
December 31, 2002	3,792	365	4,157
Effect of change in prices	(257)	136	(121)
Effect of change in production	12,371	2,223	14,594
December 31, 2003	15,906	2,724	18,630

Crude oil prices averaged $37.53 per bbl in 2003, a decrease of 17% from 2002. Pre-Amalgamation Forte Oil produces mainly light crude oil that receives a price very near Edmonton light crude postings. Posted prices for Edmonton light oil are generally a product of WTI prices expressed in U.S. dollars and the prevailing foreign exchange rate. In 2003 there was a gradual strengthening of the Canadian dollar compared to the U.S. dollar. This Canadian dollar strengthening offset improvements in the base price for WTI.

Forte's hedging program impacted the net oil price as follows:

	December 31			
	2003		2002	
	($000's)	($/boe)	($000's)	($/boe)
Oil and liquids revenue	17,401	41.06	3,849	40.87
Hedging loss	1,495	3.53	57	0.60
	15,906	37.53	3,792	40.27

Natural gas prices increased during 2003 by 37%. During 2003 the average price received for the Company's gas was $6.56 per Mcf compared to $4.79 per Mcf received in 2002. Natural gas prices are influenced by weather conditions and storage levels. Prices increased in North America during 2003 as a result of low storage levels in comparison to historical standards. The overall impact of higher gas prices on revenue was not large as the Company's natural gas production is low in comparison to its oil production.

Production increases in 2003 compared to 2002 accounted for the majority of the increase in revenue for 2003. The following table compares production in 2003 to the prior year.

	December 31,		
	2003	2002	% change
Crude oil (Bbls/d)	1,099	250	340%
Natural gas liquids (Bbls/d)	62	8	675%
Natural gas (Mcf/d)	1,137	209	444%
Barrels of oil equivalent (boe/d)	1,351	293	361%

Production - increased primarily as a result of property acquisitions. Although production in 2002 averaged 393 boe/d that did not fully reflect two acquisitions that were effective in December of 2002 and added 670 boe/d of additional production. In 2003 the Company completed a major acquisition of properties in the Carson Creek and Red Earth areas of Alberta. These properties had an initial production rate of 450 boe/d when acquired on July 1, 2003.

Royalties - increased in conjunction with the revenue increase. Royalties as a percentage of revenue is indicated in the following table:

	December 31,	
	2003	2002
Royalty expense ($000's)	3,330	647
% of revenue	17.9%	15.6%
% of revenue (excluding hedges)	16.5%	15.3%

The average royalty rate increased for two reasons. The effect of hedges on revenue is not considered in the royalty calculation so when the Company experiences hedging losses the royalty rate increases. The second factor was the 2003 acquisition which added properties with a higher royalty rate.

Operating costs - increased by $2.59 per boe in 2003 compared to 2002. This increase can be attributed to the following factors:

The majority of the Company's properties were acquired in December of 2002 and beyond. When new properties are acquired, the Company undertakes clean-up and remedial programs to restore assets to their most efficient capacity.

Installation of ESP high volume pumps on several wells contributed to increased production but also added to the power, fuel and water handling costs.

Operating costs by category, on an absolute and per boe basis for 2003 are indicated in the following table:

($ Thousands)	2003 $(000's)	2003 ($/boe)
Contract operating	975	1.98
Power and fuel	1,386	2.81
Treating and processing fees	1,466	2.97
Repairs and servicing	861	1.75
Other	1,712	3.47
	6,400	12.98

While Pre-Amalgamation Forte Oil's northern oil properties experience higher costs than average, there are several measures being instituted that are intended to reduce costs. These include:

Installation of a remote monitoring system (SCADA) in a remote area during the first quarter of 2004. This should reduce contract operating costs;

Electrification projects in West Kidney and Trout were completed at the end of the first quarter and should reduce fuel and power costs;

Renegotiation of water handling and oil processing fee arrangements have reduced the fee structure beginning January 1, 2004; and

Repairs and well servicing requirements are expected to decrease in 2004.

General and administrative - costs increased on an absolute basis by 45% which is much less than the corresponding increase in revenue of 348%. Economics of scale allow for much greater efficiency as production and revenues grow. This is reflected in the decrease in costs on a boe basis, from $5.71 per boe in 2002 to $1.80 in 2003. Costs, net of recoveries, were as follows:

($ Thousands)	December 31, 2003	December 31, 2002
Gross expenditures	1,885	1,285
Recoveries from joint operations	(447)	(126)
	1,438	1,159
Capitalized portion	(523)	(549)
	885	610

Forte operates approximately 70% of its production and as operator charges prescribed fees to joint operations to allow for recovery of costs incurred while conducting operations on behalf of partners. Increases in 2003 reflect the increased production and activity. The capitalized portion represents the direct cost of geological salaries and services that are related to the exploration effort. Under full cost account guidelines these costs can be considered as

part of the cost of oil and gas property and are therefore removed from expense. Exploration overhead costs were relatively consistent in 2003 compared to 2002.

Interest - costs increased in the second half of 2003 following the acquisition of properties in the Carson Creek area. Before the acquisition the Company had no debt. The average debt level following the acquisition was approximately $11.0 million.

Depletion and depreciation - expense increased by $3.03 per boe to $14.15 per boe. Depletion is calculated by amortizing historical property costs by a factor which is the proportion of each period's production to the estimated proven reserves. In 2003 the Company's proven reserves were estimated according to a new methodology prescribed under National Instrument 51-01. The application of this evaluation methodology resulted in a 20% decrease in the estimate of proven reserve quantities. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves and in increased confidence level for probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of depletion.

Income taxes - in 2003 were $475,000. Taxes included $17,000 of capital taxes and $458,000 in future income taxes. The tax provision varies from the expected provision of $272,000 as a result of hedging losses which are not deductible in calculating the resource allowance for income taxes and thus increase the effective rate of income tax.

Selected Quarterly Information (1)

($ Thousands, except	2003				2002		
per share)	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue, net of royalties	4,503	4,389	3,271	3,137	2,040	857	613
Cash flow from							
Operations	1,908	2,364	1,574	1,825	1,198	547	184
Per share - basic	0.12	0.15	0.10	0.11	0.08	0.04	0.01
Per share - diluted	0.10	0.12	0.08	0.09	0.07	0.03	0.01
Net earnings	124	(452)	173	386	334	89	78
Per share - basic	0.01	(0.03)	0.01	0.02	0.02	0.01	0.00
Per share - diluted	0.01	(0.03)	0.01	0.02	0.02	0.00	0.00
Total assets	37,688	35,603	36,507	24,801	21,461	17,886	16,197
Bank debt	11,077	11,149	13,927	351	823	-	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	2002	2001
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,461	15,132
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

Forte follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

Forte's proved oil and gas reserves are 100 percent evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. Forte expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downwards revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at December 31, 2003.

(d) Future income tax

Forte follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(e) Stock-based compensation

Forte's Stock Option Plan provides for granting of options to directors, officers and employees. Forte uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Liquidity

At December 31, 2003 the Company had a $12.5 million operating loan in place of which $11.1 million had been drawn. The credit facility reduces $250,000 per month until it reaches $12.0 million. In addition at December 31, 2003 the Company had a working capital deficit of $2.0 million. Pre-Amalgamation Forte Oil had no off balance sheet or contingent liabilities other than oil hedges. The forward sales contracts outstanding at December 31, 2003 were:

Product	Volume per day	Price $	Delivery Point	Term
Crude oil	500	25.03 U.S.	WTI	June 30, 2004
Crude oil	100	38.34	WTI	March 31, 2004
Crude oil	100	25.81 U.S.	WTI	June 30, 2004
Crude oil	300	35.72	WTI	July 1, 2004 to September 30, 2004

Subsequent to December 31, 2003 the Company acquired the oil and gas assets of Denison Energy Inc. and assumed $3.1 million of additional debt. The facility limit was increased to $16.5 million in conjunction with this transaction. On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share. The proceeds of $7.45 million, net of issue costs, were applied to reduce debt.

Capital Resources

Pre-Amalgamation Forte Oil invested in capital assets as follows:

($ Thousands)	December 31, 2003	2002
Acquisitions	11,085	12,468
Exploration, land and seismic	2,269	1,376
Drilling, completion and workovers	4,634	1,871
Equipping	2,957	970
Other	40	54
	20,985	16,739

Forte completed a major acquisition, effective July 1, 2003 in the Carson Creek and Red Earth areas and expended $10.6 million. Exploration costs included $1.2 million for land acquisitions. Lands were acquired at crown land sales which the majority of lands acquired are in the Peace River Arch area.

Forte drilled 6 wells (3.93 net) in 2003 resulting in 2 oil wells (1.55 net) and 4 (2.38 net) abandonments.

The costs of capital expenditures on the basis of reserves added and as a moving average is as follows:

($ Thousands, except boe basis)	2003	2002	2001	Total
Proved reserves added (Mboe)	927	1,318	176	2,421
Proven plus probable (Mboe)	1,418	1,440	176	3,034
Capital expenditures	20,985	16,739	1,475	39,199
Finding costs per boe				
Proven	22.63	12.70	8.38	16.19
Proven plus probable	14.80	11.62	8.38	12.92

Financial Instruments

Pre-Amalgamation Forte Oil has entered into forward sales contracts for its 2003 and 2004 crude oil production as follows:

Product	Volume per Day	Price $ U.S.	Delivery Point	Term
Crude Oil	200	25.03	WTI	November 1, 2002 - October 31, 2003
Crude Oil	100	25.10	WTI	January 1, 2003 - December 31, 2003
Crude Oil	100	25.80	WTI	January 1, 2003 - December 31, 2003
Crude Oil	100	29.31	WTI	August 1, 2003 - December 31, 2003
Crude Oil	200	28.53	WTI	November 1, 2003 - December 31, 2003
Crude Oil	100	25.81	WTI	July 1, 2003 - June 30, 2004
Crude Oil	500	25.03	WTI	January 1, 2004 - June 30, 2004
Crude Oil	100	38.34 Cdn	WTI	January 1, 2004 - March 31, 2004
Crude Oil	300	35.72 Cdn	WTI	July 1, 2004 - September 30, 2004

Contractual Obligations

Forte has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of Forte for its office lease for the next five years and thereafter:

	2004	2005	2006	2007	2008	Thereafter	Total
($ Thousands)	187	298	298	298	298	99	1,478

Commitments

Pre-Amalgamation Forte Oil completed its commitment to incur $2,247,075 of exploration expense on behalf of its investors in flow-through Pre-Amalgamation Forte Oil Common Shares and has no further obligation at December 31, 2003.

Twelve Months Ended December 31, 2002 Compared to Twelve Months Ended December 31, 2001

Overall Performance

The year ended December 31, 2002 was the first full year of operations for Pre-Amalgamation Forte Oil. Pre-Amalgamation Forte Oil was incorporated on May 8, 2001 and capitalized on August 28, 2001 upon the issuance of 15,000,000 Pre-Amalgamation Forte Oil Common Shares at $1.00 per share. Pre-Amalgamation Forte Oil began 2002 with one producing property, providing production of 50 boe/d, and cash of $12.58 million. 2002 was a year of growth, capital deployment and establishment of a full cycle exploration program.

Growth

Production at the beginning of the year of 50 boe/d increased to 1,000 boe/d by December 31, 2002. This was achieved primarily through acquisitions of producing oil properties.

The undeveloped land base grew from 10,000 net acres at the beginning of the year to over 85,000 net acres at December 31, 2002.

Revenue and cash flow from operations grew from $206,000 and $7,000, respectively, in the first quarter to $2.5 million and $1.2 million, respectively, in the fourth quarter.

Capital Deployment

Pre-Amalgamation Forte Oil expended $12.5 million on eight property acquisitions that provided 906 boe of daily production.

The acquisition cost for each barrel of oil equivalent daily production was $13,748.

In addition, Pre-Amalgamation Forte Oil drilled three wells resulting in a dry hole, a cased well awaiting further testing and a producing oil well.

Considering acquisitions and all exploration and development activities, proven reserves were added at a cost of $12.70 per boe.

The property acquisition market in 2002 impacted the extent and nature of our growth in 2002. The acquisition market throughout 2002 could be best characterized as follows:

1. strong demand for quality properties, particularly gas properties. Natural gas prices increased throughout the year and the consensus among buyers seemed to be that they would continue to be strong in the future;

2. fewer properties, in general, were being offered for sale in 2002. The year 2001 had been a year of consolidation in the industry and expectations were that 2002 would be a period of rationalization with many of the non-core assets being offered for sale by the 2001 acquisitions. This did not occur as strong prices combined with low interest rates created an environment favourable for companies to retain assets rather than sell; and

3. acquisition prices for reserves were very high throughout 2002. In particular, prices for natural gas reserves were very high.

Pre-Amalgamation Forte Oil's strategy has been to position itself as a value buyer of producing properties. The factors referred to above influenced Pre-Amalgamation Forte Oil's acquisition strategy which was directed primarily towards northern oil properties in the Red Earth area. The reasonable acquisition prices and the favourable valuation parameters were possible because of the weighting toward oil, rather than natural gas, and operating costs that were higher than average.

Results of Operations

Pre-Amalgamation Forte Oil had no production in 2001, so results of operations are reported on a boe basis for 2002:

	($000's)	$/boe
Revenue		
Crude oil and liquids	3,792	40.27
Natural gas	365	28.71
	4,157	38.89
Royalties	647	6.05
Operating	1,111	10.39
General and administrative	611	5.71
Interest income	(177)	(1.66)
	1,965	18.40
Depletion and depreciation	1,055	8.86
Income taxes	443	4.14
Net income	467	4.40

Revenue – 91% of Pre-Amalgamation Forte Oil's gross revenue was derived from crude oil production. Pre-Amalgamation Forte Oil's production was light gravity oil and the price was approximately equal to the Edmonton light par price. The average price Pre-Amalgamation Forte Oil received for its oil was $40.80. Hedging contracts resulted in a $57,000 reduction in revenue or $0.53 per barrel.

Production – Production increased steadily over the year as a result of several acquisitions. The table below summarizes the eight acquisitions and includes the initial production rates and dates:

Date	Area	boe/d	Price ($000's)
March 20, 2002	Various	60	1,225
April 16, 2002	Kidney	80	660
June 18, 2002	Pembina	1	11
June 21, 2002	Gift	25	335
July 11, 2002	Chip	35	230
July 15, 2002	Gift	35	440
November 1, 2002	Evi	185	2,890
December 1, 2002	Kidney/Red Earth	485	6,665
		906	12,456

The average annual rate of oil production was 258 Bbls/d, although by year end Pre-Amalgamation Forte Oil was producing 1,000 Bbls/d.

Royalties – Royalty expenses were $647,000 or $6.05 per boe. Royalties were 15.6% of oil and gas revenue. The royalty rate for these properties is less than average due to the nature of the properties. Many of the wells are low

rate producers and as such receive more favourable royalty treatment. This is offset, however, by higher operating costs for these types of wells.

Operating costs – Operating costs of $1.111 million or $10.39 per boe were higher than industry average, partly for the reasons expressed above as well as the costs of handling associated water and the remote nature of the production. As well, $2.62 per boe was the result of well servicing and major repairs and maintenance.

General and administrative – Costs of $611,000 or $5.71 per boe were higher than industry averages. During 2002, Pre-Amalgamation Forte Oil added staff to assist in the growth of the production base. Based on the year end exit production rates, the cost was $2.50 per boe. The detailed costs were as follows:

	2002 ($000's)	2001 ($000's)
Gross expenditures	1,286	355
Recoveries from joint operations	(126)	-
	1,160	355
Capitalized portion	(549)	(166)
	611	189

Interest income – Pre-Amalgamation Forte Oil earned $177,000 of interest income on its surplus cash balances which were invested in treasury bills and banker's acceptances at an average 2.5%. By December 31, 2002, Pre-Amalgamation Forte Oil's cash resources were fully invested so there will likely be no interest income in 2003.

Depletion and depreciation – Depletion and depreciation of $1.189 million was $11.12 per boe. This charge is a reflection of the total finding and acquisition costs for each barrel of oil equivalent reserves.

Income taxes – Income taxes include $30,000 for capital taxes due and payable. The remainder are non-cash future income taxes and result from Pre-Amalgamation Forte Oil utilizing tax deductions sooner than the expenses will be recorded in the accounting records. In future years the timing of these differences will be reversed and additional cash taxes will result. The future tax is an estimate of this future liability.

Summary of Quarterly Results

($ thousands)	3/31/02	6/30/02	9/30/02	12/31/02
Total revenues	206	628	1,055	2,445
Net income (loss)	(15)	59	89	334
Per share				
Basic	(0.001)	0.004	0.006	0.022
Diluted	(0.001)	0.003	0.005	0.017

Growth in revenue tracked the timing of acquisitions during the year. During the second quarter 141 boe/d was added. During the third quarter 95 boe/d was added. During the fourth quarter 670 boe/d was added.

Liquidity

Pre-Amalgamation Forte Oil had a $5.0 million operating line in place. At December 31, 2002, it had drawn $823,000. The credit limit was subject to a borrowing base test which was reviewed by the bank at least annually.

In addition, Pre-Amalgamation Forte Oil's current assets exceeded other current liabilities by $659,000. Considering the unused credit facility and the potential cash flow that can be generated from production of 1,000 boe/d at the end of the year, Pre-Amalgamation Forte Oil was in a strong financial position. Pre-Amalgamation Forte Oil had no off-balance sheet liabilities or contingent liabilities outstanding.

Capital Resources

Pre-Amalgamation Forte Oil deployed its cash resources in 2002 as follows:

	2002 ($000's)	2001 ($000's)
Acquisitions	12,468	1,212
Exploration		
Lease acquisitions and retention	601	36
Geological and geophysical	226	26
General and administrative	549	166
Drilling	1,871	-
Equipping	970	-
Abandonment	33	-
Office equipment	21	35
	16,739	1,475

Acquisitions accounted for 75% of total capital expenditures. Drilling was the next largest category at 11%. Pre-Amalgamation Forte Oil drilled three wells (2.25 net) resulting in one oil well, one cased well and one dry hole. The average cost per net well was $831,555. Pre-Amalgamation Forte Oil participated generally in medium depth areas resulting in a higher average cost per well. We measured the cost of our capital expenditures on the basis of reserves added annually and as a moving average:

	2002	2001	Total
Proven reserves added (Mboe)	1,318	176	1,494
Established reserves added (Mboe)	1,440	176	1,616
Finding costs per boe			
Proven	$ 12.70	$ 8.38	$ 12.19
Established	$ 11.62	$ 8.38	$ 11.27

Financial Instruments

Pre-Amalgamation Forte Oil entered into forward sales agreements for its 2003 crude oil production as follows:

Product	Volume Per Day	Price	Delivery Point	Term
Crude Oil	100	$ 25.80 U.S.	WTI	Jan. 1, 2003 to Dec. 31, 2003
Crude Oil	100	$ 25.10 U.S.	WTI	Jan. 1, 2003 to Dec. 31, 2003
Crude Oil	200	$ 25.03 U.S.	WTI	Nov. 1, 2002 to Oct. 31, 2003
Crude Oil	100	$ 25.85 U.S.	WTI	Aug. 1, 2002 to Jul. 31, 2003
Crude Oil	100	$ 29.31 U.S.	WTI	Aug. 1, 2003 to Dec. 31, 2003
Crude Oil	200	$ 28.53 U.S.	WTI	Nov. 1, 2003 to Dec. 31, 2003

Commitments

Pre-Amalgamation Forte Oil issued 998,700 Pre-Amalgamation Forte Oil Common Shares for consideration of $2,247,075. Pursuant to this share issue, Pre-Amalgamation Forte Oil had agreed to incur Canadian Exploration Expense of $2,247,075 in 2003 to fulfill this obligation. All expenditures required under the flow-through agreements have subsequently been made.

Critical Accounting Estimates

Depletion, depreciation and the provision for site restoration costs were based upon estimates of quantities of proven reserves that are attributed to Pre-Amalgamation Forte Oil's leases. Pre-Amalgamation Forte Oil relied on independent engineering consultants with expertise in this area to determine reserve estimates. These consultants prepare their reports in accordance with standards and using methodology as specified by regulatory agencies. These reserve estimates may or may not be representative of the actual reserve volumes.

A ceiling test was performed annually and reviewed quarterly. This test estimated the future values of Pre-Amalgamation Forte Oil's reserves using the reserve estimates plus estimates for future oil and gas prices, royalty rates and operating costs. The resulting estimate of future cash flow was compared to Pre-Amalgamation Forte Oil's recorded cost of capital assets. Pre-Amalgamation Forte Oil would record a write down of these costs if the estimated future value was less than the recorded costs.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with Forte, principal occupations during the past five years and the number of Common Shares and the percentage of the total issued and outstanding Common Shares that will be owned by them, directly or indirectly, or over which control or direction is exercised by them of the directors and officers of Forte are set out below, and in the case of directors, the period each has served as a director of Forte. Directors serve until the next meeting of shareholders or until a successor is elected or appointed.

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of Forte Shares Beneficially Owned or Controlled After Giving Effect to the Arrangement[5]
Thomas J. MacKay[7] Millarville, Alberta	Chairman, Chief Executive Officer and a Director	Mr. MacKay has been the Chairman and Chief Executive Officer of Pre-Amalgamation Forte Oil since June 2001. Prior thereto, he was the Chairman and Chief Executive Officer of Forte Energy Ltd. from 1997 to April 2001.	909,151 (2.7%)
Douglas N. Baker[7] Calgary, Alberta	President, Chief Financial Officer and a Director	Mr. Baker has been the President and Chief Financial Officer of Pre-Amalgamation Forte Oil since June 2001. Prior thereto, he was the President and Chief Financial Officer of Forte Energy Ltd. from 1997 to April 2001.	908,751 (2.7%)
W. Peter Comber[1][3][4][7] Toronto, Ontario	Director	Mr. Comber has been a Managing Director of Barrantagh Investment Management Inc. (formerly McCutcheon Comber Investment Management Inc.), an investment counselling firm, since August 1999.	67,050 (0.2%)
David V. Richards[1][2][3][7] Calgary, Alberta	Director	Mr. Richards has been the Managing Director of Network Capital Inc., an investment management company, since 1998.	70,700 (0.21%)
R. Bruce Hammond Calgary, Alberta	Senior Vice-President and Chief Operating Officer and Director	Mr. Hammond has been the Senior Vice-President and Chief Operating Officer of Pre-Amalgamation Forte Oil since June 2001. Prior thereto, he was the Vice-President and Chief Operating Officer of Forte Energy Ltd. from 1997 to April 2001.	908,751 (2.7%)
James S. Blair[2][3][6] Calgary, Alberta	Director	Mr. Blair is the President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Prior thereto, Mr. Blair was Senior Vice-President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy–related company until January 2002.	4,857 (0.01%)
Gregory S. Fletcher[1][2][3][6] Calgary, Alberta	Director	Mr. Fletcher is an independent businessman involved in the oil and gas industry in Western Canada. He is currently the President of Sierra Energy Inc., a private oil and gas company that he founded in 1997.	750 (0.0%)

Notes:

(1) Members of the Audit Committee.
(2) Members of the Reserves, Safety and Environmental Committee.
(3) Members of the Governance Committee
(4) Lead Director
(5) Includes shares held by spouses of the respective directors and officers.
(6) Messrs. Blair and Fletcher were appointed as directors of Forte on January 21, 2004.
(7) Messrs. MacKay, Baker, Comber and Richards were appointed as directors of Forte on March 9, 2004.

As at March 31, 2003, the directors and officers of Forte, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,522,857 Common Shares or approximately 7.05% of the issued and

outstanding Common Shares. In addition, Messrs. MacKay, Baker and Hammond own an aggregate of 2,682,000 Forte Performance Shares, and Messrs. Comber and Richards own an aggregate of 200,000 Forte Options.

Certain directors and officers of Forte may have interests in other oil and gas companies and oil and gas properties which may from time to time conflict with the interests of Forte. Any such conflicts will be resolved in accordance with the requirements of the ABCA. As at the date hereof, Forte's directors and officers are not aware of any existing or potential material conflicts of interest between Forte and any director or officer of Forte.

The following is a brief description of the background of the directors and officers of Forte.

Thomas J. MacKay, Chairman, Chief Executive Officer and Director

Mr. MacKay has been the Chairman and Chief Executive Officer of Pre-Amalgamation Forte Oil since June 2001 and of Forte since March 2004. Prior thereto, he was the Chairman and Chief Executive Officer of Forte Energy Ltd. from July 1997 to May 2001. Prior thereto, he was the co-owner of a private oil and gas company from September 1995 to June 1997. Prior thereto, he was the President and Chief Executive Officer of Chancellor Energy Resources Inc. from March 1991 to September 1995. Prior thereto, he was the Vice-President, Operations of Poco Petroleums Ltd. from 1988 to 1991. Prior thereto, he was the General Manager of Central Explorers Inc. from 1987 to 1988. Prior thereto, he held various consulting and engineering positions from 1976 to 1987.

Mr. MacKay has over 25 years of experience in the management and technical support of both public and private oil and gas companies. At Forte Energy Ltd., he was a member of the owner-management team and was also responsible for directing the engineering and production operations of Forte. At Chancellor Energy Resources Inc., through the origination and implementation of a strategy to build assets based on solid exploration, combined with key land and property acquisitions, Mr. MacKay was instrumental in leading Chancellor Energy Resources Inc. through a period of strong growth. During this period, production increased from 325 boe/d to over 6,200 boe/d, while annual cash flow increased from $1 million to $15 million.

Mr. MacKay is a graduate of Queen's University where he earned a B.Sc. (Honours) in Geological Engineering. He is also a member of the Society of Petroleum Engineers and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Douglas N. Baker, F.C.A., President, Chief Financial Officer and Director

Mr. Baker has been the President and Chief Financial Officer of Pre-Amalgamation Forte Oil since June 2001 and of Forte since March 2004. Prior thereto, he was the President and Chief Financial Officer of Forte Energy Ltd. from July 1997 to May 2001. Prior thereto, he was the Vice-President and Chief Financial Officer of Territorial Resources Inc. from 1996 to 1997. Prior thereto, he was the Vice-President and Chief Financial Officer of Chancellor Energy Resources Inc. from 1993 to 1996. Prior thereto, he was the Vice-President and Chief Financial Officer of American Eagle Petroleum Ltd. from 1991 to 1993. Prior thereto, he was the Vice-President and Chief Financial Officer of Canadian Conquest Exploration Inc. from 1983 to 1991. Prior thereto, he was a Manager and staff accountant with Deloitte, Haskins and Sells from 1975 to 1983.

Mr. Baker has over 25 years of experience in the oil and gas business and as a professional chartered accountant. He was a member of a three person owner management team that built Forte Energy Ltd. in four years from a $2.5 million blind capital pool to a company that sold for $55 million. At Chancellor Energy Resources Inc., he was instrumental in securing a US$40 million long term debt financing, two flow through share issues raising $7.8 million and a $52 million strategic corporate acquisition. At American Eagle Petroleum Ltd., he led a successful financial restructuring involving seven classes of debt and equity. He also organized the defense to a hostile takeover attempt resulting in a superior offer.

Mr. Baker is a graduate of the University of Saskatchewan and holds a Bachelor of Commerce degree with Honours and Distinction. He has been a chartered accountant since 1977. In 1996, Mr. Baker received the honour of a Fellow of Chartered Accountants.

R. Bruce Hammond, Senior Vice-President and Chief Operating Officer and Director

Mr. Hammond has been the Senior Vice-President and Chief Operating Officer of Pre-Amalgamation Forte Oil since August 2001 and of Forte since March 2004. Prior thereto, he was the Senior Vice-President and Chief Operating Officer of Forte Energy Ltd. from July 1997 to May 2001. Prior thereto, he was the Vice-President, Exploration of Canadian Leader Energy Inc. from 1996 to May 1997. Prior thereto, he was the Vice-President, Exploration of Canrise Resources Ltd. from 1993 to 1996. Prior thereto, he was the Chief Geologist of Arkoma Production Company of Canada from 1988 to 1993. Prior thereto, he was the Senior Geologist at Poco Petroleums Ltd. from 1987 to 1988. Prior thereto, he was a Senior Exploration Geologist for Coseka Resources Limited from 1984 to 1987. Prior thereto, he was a District Geologist for Canadian Superior Oil Ltd. from 1978 to 1984.

Mr. Hammond has over 25 years of experience in the oil and gas industry, both in Western Canada and internationally. At Forte Energy Ltd., he was a member of the three-person owner management team and led Forte's successful exploration and development drilling program. At Canadian Leader Energy Inc., he was successful in identifying several new ventures in Albania and Argentina, as well as directing exploration and development activity in Tunisia. At Canrise Resources Ltd., he directed an exploration program that led to production increases from 4 Mmcf/d to 22 Mmcf/d. As the sole geologist of Arkoma Production Company of Canada, he was responsible for the entire exploration success in west central and northern Alberta. Production reached 25 Mmcf/d whereupon Arkoma Production Company of Canada was sold for a net profit in excess of $50 million.

Mr. Hammond is a graduate of McMaster University with a B.Sc. in geology. He is a member of APEGGA, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists.

W. Peter Comber, C.A., Director

Mr. Comber has been a Managing Director of Barrantagh Investment Management Inc. (formerly McCutcheon Comber Investment Management Inc.), an investment counselling firm, since August 1999. Prior thereto, he was the President of Newtonhouse Investment Management Ltd., an investment counselling firm, from June 1992 to August 1999. Mr. Comber has in excess of thirty years of experience in the capital markets with international investment banks and as an investment counsellor. In addition, Mr. Comber has been an active director of several oil and gas companies over the years.

David V. Richards, F.C.A., Director

Mr. Richards has been the Managing Director of Network Capital Inc., an investment management company, since 1998. Prior thereto, he was the Managing Director of Burin Capital Inc., an investment management company, from 1995 to 1998. Mr. Richards has in excess of 25 years of experience managing private funds in public practice, specializing in tax with major Chartered Accountancy firms, including Arthur Andersen and Coopers Lybrand.

James S. Blair, Director

Mr. Blair has served as a director of Denison Energy since May 2002 and of Forte since January 2004. Mr. Blair is the President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies. Mr. Blair was responsible for managing Husky's upstream business. He developed and implemented comprehensive strategies which led to strong growth of Husky in Western Canada, offshore Eastern Canada and Asia. Mr. Blair is a director of Viking Energy Royalty Trust, a director and Chairman of Onstream Compressor Rentals Inc., a private oilfield service company, and a director of the Calgary Centre for Innovative Technology. Mr. Blair holds an Honours B.A. (Economics) degree from the University of Alberta.

Gregory S. Fletcher, Director

Mr. Fletcher has served as a director of Denison Energy since May 2002 and of Forte since January 2004. Mr. Fletcher is an independent businessman involved in the oil and gas industry in Western Canada. He has considerable

business experience in the junior sector of the oil and gas industry and is currently the President of Sierra Energy Inc., a private oil and gas company that he founded in 1997. From June 1998 to May 1999, he was also the President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. Prior to 1997, he was the President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also the Chairman and a director of Diamond Energy Services Inc., a private oilfield service company, a director of Pengrowth Management Limited, a private specialty fund management company, and a director of Total Energy Services Ltd., a public oilfield services company. Mr. Fletcher graduated from the University of Calgary in 1972 with a BSc. in geology.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of Forte has, within the last ten years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied Forte access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of Forte, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of Interest

Circumstances may arise where members of the Board of Directors of Forte serve as directors or officers of corporations which are in competition to the interests of Forte. No assurances can be given that opportunities identified by such board members will be provided to Forte.

The ABCA provides that in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interests arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

PROMOTERS

Messrs. MacKay, Baker and Hammond may be considered to be promoters of Forte pursuant to applicable securities laws because they took the initiative in founding and organizing the business of Forte. Messrs. MacKay, Baker and Hammond own, directly or indirectly, or exercise control or direction over 909,551, 908,751 and 908,751 Forte Common Shares, respectively, representing 2.7%, 2.7%, and 2.7% of the issued and outstanding Common Shares of Forte, respectively. In addition, each of Messrs. MacKay, Baker and Hammond own 477,000 Forte Performance Shares, which in the aggregate represent all of the outstanding Forte Performance Shares.

Other than as disclosed elsewhere in this Appendix F, nothing of value, including money, property, contracts, options or rights of any kind, has been received or is presently intended to be received by Messrs. MacKay, Baker and Hammond directly or indirectly from Forte. In addition, no assets have been acquired within the two years prior to the date hereof, or are presently intended to be acquired, by Forte from Messrs. MacKay, Baker or Hammond.

HUMAN RESOURCES

Forte currently employs 11 full-time employees, all of which are located in the head office, and five part-time consultants. Forte intends to add additional professional and administrative staff as the need arises.

EXECUTIVE COMPENSATION

During the year ended December 31, 2003, Pre-Amalgamation Forte Oil had three executive officers who were paid aggregate cash compensation (including salary and cash bonuses) of $262,500 for services rendered during said year.

Summary Compensation Table

The following table provides a summary of the compensation earned by the Chief Executive Officer of the Corporation (the "**Named Executive Officer**") since Pre-Amalgamation Forte Oil's incorporation through December 31, 2003. During said period, no executive officer's total salary and bonus has exceeded $100,000 in any financial year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation[2] ($)	Securities Under Options Granted[3] (#)	Restricted Shares or Restricted Share Units[3] ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Thomas J. MacKay	2003	87,500	-	-	-	-	-	-
Chairman and Chief	2002	75,000	-	-	-	-	-	-
Executive Officer	2001[1]	37,500	-	-	-	-	-	-

Notes:

(1) Mr. MacKay was appointed Chairman and Chief Executive Officer of Pre-Amalgamation Forte Oil effective June 20, 2001.

(2) The value of perquisites and other personal benefits, securities or property received was not greater than 10% of the total annual salary and bonus of the Named Executive Officer for each financial year.

(3) The Named Executive Officer was issued 1,000,000 first preferred shares, series 1 of Pre-Amalgamation Forte Oil for an aggregate subscription price of $10.00 on August 28, 2001.

Long-Term Incentive Plan Awards

Pre-Amalgamation Forte Oil did not make any long-term incentive plan awards to the Named Executive Officer during the fiscal year ended December 31, 2003.

Stock Options

The Named Executive Officer was not granted any options to purchase or acquire securities of Pre-Amalgamation Forte Oil or share appreciation rights during the fiscal year ended December 31, 2003.

The Named Executive Officer did not exercise any options or share appreciation rights during the fiscal year ended December 31, 2003. At December 31, 2003, the Named Executive Officer did not own any options or share appreciation rights of Forte.

Employment Agreements

Forte has entered into an employment agreement (the "**Employment Agreement**") with its Named Executive Officer. Pursuant to the Employment Agreement, the Named Executive Officer is entitled to such annual salary as may be negotiated from time to time, such bonus and stock options as Forte may determine in its discretion, and to

participate in and receive rights and benefits under such benefit plans as Forte establishes from time to time, including the reimbursement of reasonable out of pocket expenses.

The following terms apply to any termination of the employment of the Named Executive Officer, except where such termination of employment is pursuant to voluntary retirement, voluntary resignation, death, termination by Forte for cause, disability or termination by the Named Executive Officer at his pleasure: (i) the Named Executive Officer shall receive a retiring allowance of a cash amount equal to one and one half times his annual compensation (being his annual salary and annual bonus); and (ii) the Named Executive Officer shall receive an amount equal to 10% of one year's annual salary in lieu of the receipt of benefits. In addition, the Named Executive Officer may, but is not obligated, at any time within 90 days following his constructive dismissal, to terminate his employment with Forte, and in such event the foregoing termination provisions shall apply. If the Named Executive Officer terminates his employment with Forte at his pleasure, the Named Executive Officer is not entitled to any further compensation except for salary and vacation pay accrued and owing to the date of termination.

Compensation of Directors

During the fiscal year ended December 31, 2003, the directors of Pre-Amalgamation Forte Oil, other than Messrs. MacKay and Baker, were each paid $1,500 in their capacities as such. In addition, Pre-Amalgamation Forte Oil's directors were reimbursed for miscellaneous out of pocket expenses, if any, in carrying out their duties as directors. Forte's directors also participate in Forte's stock option plan. See "Stock Options".

Indebtedness of Directors and Officers

No director, executive officer or other senior officer of Forte, or any associate of any such director or officer is, or has been at any time since the beginning of Forte's most recently completed financial year, indebted to Forte or any of its subsidiaries nor is, or at any time since the beginning of Forte's most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Forte or any of its subsidiaries.

STOCK OPTIONS

The Forte share option plan provides for the granting of options to purchase Common Shares to officers, directors, employees and consultants and other service providers of Forte and the Forte Subsidiaries. The Forte share option plan is administered by the Board of Directors of Forte or a committee of the Board of Directors appointed from time to time for such purpose. Options may be granted at the discretion of the board or a committee thereof in such number as may be determined at the time of grant, provided that the number of Common Shares reserved for issuance on exercise of all options outstanding under the Forte share option plan at any time shall not exceed the greater of (i) 2,000,000; and if permitted by the stock exchanges on which the Forte Common Shares are listed, (ii) 10% of the number of Common Shares outstanding from time to time.

The number of options granted, the vesting of options and the exercise price of options is fixed by the Board of Directors, or a committee thereof, at the time of grant, provided that: (i) the maximum term of the option may not exceed five years from the date of grant; and (ii) the exercise price of any option may not be less than the current market price of the Common Shares, being the closing trading price per Forte Common Share on the TSX on the last day immediately prior to the date of grant that the Common Shares traded (and further subject to the discretion of the Board of Directors and the policies of the TSX).

As at the date hereof, Forte had outstanding options pursuant to the Forte share option plan to purchase an aggregate of 791,190 Common Shares as set forth in the following table.

Group (Number of Persons)	Number of Shares Under Option	Date of Grant	Date of Expiry	Exercise Price per Share	Price at Date of Grant or Pricing[3]
Executive Officers (3 persons)	0	N/A	N/A	N/A	N/A
Directors[1] (2 persons)	178,800	October 6, 2001	October 6, 2006	$1.12	N/A
Employees/Consultants[2] (7 persons)	134,100	July 16, 2002	July 16, 2007	$1.12	N/A
	366,540	November 5, 2002	November 5, 2007	$1.12	N/A
	111,750	February 27, 2003	February 27, 2008	$1.79	N/A
Total	791,190				

Notes:

(1) Directors who are not also executive officers.

(2) Employees/consultants who are not also executive officers or directors.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Forte, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of Forte carrying more than 10% of the voting rights attached to voting securities of Forte:

DIVIDEND POLICY

Forte has not paid any dividends on the outstanding Forte Common Shares. The Board of Directors of Forte will determine the actual timing, payment and amount of dividends, if any, that may be paid by Forte from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Forte, the need for funds to finance ongoing operations and such other business considerations as the Board of Directors of Forte considers relevant.

ESCROWED SECURITIES

As at the date hereof, none of Forte's securities are subject to escrow.

PRIOR SALES

During the 12 months prior to the date hereof, the only shares issued by Forte are as set forth below.

Date of Issuance	Number and Class of Securities	Price Per Share
March 25, 2004	3,200,000 Common Shares	$2.50
August 28, 2003	400,000 Common Shares[1]	$1.00

Note:

(1) Pre-Amalgamation Forte Oil issued these common shares pursuant to the exercise of broker warrants that were initially issued on August 28, 2001.

PRICE RANGE AND TRADING VOLUME OF FORTE COMMON SHARES

The Common Shares are listed and posted for trading on the TSX and trade under the symbol "FRZ". The following table sets out the monthly high and low closing prices and the total monthly trading volumes for the indicated periods:

	HIGH	LOW	VOLUME
2004			
March	$3.22	$2.85	1,964,386
April	$3.36	$2.55	951,101
May (to May 18)	$3.42	$2.91	454,893

Note:

(1) Forte's Common Shares were listed and posted for trading on March 12, 2004.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of Forte, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction since the incorporation of Forte or in any proposed transaction which has materially affected or will materially affect Forte.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Forte by Burnet, Duckworth & Palmer LLP. Except as disclosed herein, as of the date hereof, partners and associates of Burnet, Duckworth & Palmer LLP hold less than 1% of the outstanding Common Shares. Deloitte & Touche LLP audited certain of the financial statements of Forte included in this Information Circular. Except as disclosed herein, as of the date hereof, employees of Deloitte & Touche LLP hold none of the outstanding Common Shares. The authors of the Sproule Report, as at the date hereof, hold none of the outstanding Common Shares.

RISK FACTORS

An investment in Forte should be considered highly speculative due to the nature of Forte's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Forte.

For a description of certain risk factors relating to the oil and gas business being carried on by Forte and Oiltec (to be carried on by Forte after completion of the Arrangement), all of which would be applicable to Oiltec if the Arrangement is completed, see the following and "Risk Factors" set forth in this Information Circular.

Failure to Realize the Benefits of the Arrangement

Forte and Oiltec may not realize the anticipated benefits of the Arrangement. Forte and Oiltec have entered into the Arrangement Agreement to strengthen their respective positions in the oil and gas industry and to create the opportunity for potential cost savings, among other things. Achieving any benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Forte's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Forte and Oiltec.

The Industry and Environmental Regulations and Risks

The petroleum industry is competitive in all its phases. Forte competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Its competitors will include oil companies which have greater financial resources, staff and facilities than those of Forte. Forte's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Forte. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. Forte's oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Although Forte believes that it is in material compliance with current applicable environmental regulations, changing government regulations may have a material adverse effect on Forte.

Volatility of Oil and Gas Prices and Markets

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Forte's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Forte's reserves. Forte might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Forte's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Forte will in part be determined by Forte's borrowing base. A sustained material decline in prices from historical average prices could further reduce such borrowing base, therefore reducing the bank credit available and could require that a portion of its bank debt be repaid.

From time to time Forte may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Forte will not benefit from such increases.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It is likely that the market price for the Common Shares will be subject to market trends generally, notwithstanding the financial and operational performance of Forte.

Operational Risks

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment, or in personal injury. In accordance with industry practice, Forte will not be fully insured against all of these risks, nor are all such risks insurable. Although Forte maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Forte could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Forte and may delay exploration and development activities. To the extent Forte will not be the operator of its oil and gas properties, Forte will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators. In addition, the success of Forte will be largely dependent upon the performance of its management and key employees. Forte does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Forte.

Permits and Licenses

The operations of Forte may require licenses and permits from various governmental authorities. There can be no assurance that Forte will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Foreign Currency Exposure

From time to time Forte may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar or the risk of increased repayments on United States dollar denominated debt if the Canadian dollar declines in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells as determined appropriate by management, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of Forte which could result in a reduction of the revenue received by Forte.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that will be beyond the control of Forte. The reserve and revenue information set forth in this Appendix to the Information Circular represent estimates only. The reserves and estimated future net revenue from Forte's properties have been independently evaluated effective April 30, 2003 by Sproule. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Forte. Actual production and revenue derived therefrom will vary from these evaluations, and such variations could be material. These evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Reserve Replacement

Forte's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Forte may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in reserves will depend not only on Forte's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.

There can be no assurance that Forte's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Substantial Capital Requirements; Liquidity

Forte anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If revenues or reserves decline, Forte may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Forte. Moreover, future activities may require Forte to alter its capitalization significantly. The inability of Forte to access sufficient capital for its operations could have a material adverse effect on its financial condition, results of operations or prospects.

Issuance of Debt

From time to time Forte may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly through debt, which may increase debt levels above industry standards. Forte's articles and by-laws do not limit the amount of indebtedness that Forte may incur. The level of Forte's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Foreign Operations

In the event of a dispute arising in connection with any foreign operations, Forte may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in other such jurisdictions. Forte may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, foreign exploration, development and production activities could be substantially affected by factors beyond Forte's control, any of which could have a material adverse effect on Forte.

Kyoto Accord

Canada is a signatory to the December 1997 Kyoto treaty with respect to instituting reductions of greenhouse gases. Forte's operations will produce some of the greenhouse gases covered by the treaty. While specific measures for meeting Canada's commitments have not been developed, actions taken under the treaty may adversely impact Forte or its operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact (i) the ability to conduct operations or (ii) production or (iii) unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, such as Forte. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by Forte or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases.

Abandonment and Reclamation Costs

Forte will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding abandonment and reclamation in respect of its properties, which abandonment and reclamation costs may be substantial. A breach of such legislation or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to resources and various properties in western Canada. Such claims, in relation to any of Forte's lands, if successful, could have an adverse effect on Forte or its operations. At the date hereof, there are no claims material to Forte to which Forte is a party or any of its properties are subject, nor are there any such claims known to be contemplated.

Limited History

Forte was incorporated on January 21, 2004 and the Common Shares have just recently been listed on the TSX. As such Forte has a limited financial and operating history upon which holders of Common Shares can judge Forte's historical success and future prospects.

Corporate Matters

To date, Forte has not paid any dividends on its outstanding Common Shares. Certain of the directors and officers of Forte are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Forte and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

INDUSTRY CONDITIONS

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and Forte is unable to predict what additional legislation or amendments may be enacted. It is not expected that any of these controls or regulations will affect the operations of Forte in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the Alberta Mines and Minerals Act provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m^3, and 25%, at prices above $210

per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non corporate entities from qualifying for the program.

Producers of oil and natural gas in the province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

1. royalty credits of up to $10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry; and

2. changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

In Saskatchewan, for Crown royalty and freehold production tax purposes, crude oil is considered either "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

Natural gas is considered either "non-associated gas" or "associated gas". The royalty and production tax classifications of gas production ("fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas") are applicable to each of the two gas types. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002 a number of changes were made to the royalty and tax regime in Saskatchewan as follows:

1. a new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale was introduced. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65,000 m^3 in a month;

2. a modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent; and

3. the elimination of the re-entry and short section horizontal oil well royalty/tax categories was implemented. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/tax rates and new incentive volumes.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by Forte to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of Forte.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the Alberta Environmental Protection and Enhancement Act ("**AEPEA**") since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, the AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's Environmental Assessment Act became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management believes in the importance of good corporate governance and its effectiveness in promoting enhanced shareholder value. The TSX has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the TSX Committee on Corporate Governance. When a corporation's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the TSX report are not mandatory and the TSX report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The board of directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate

governance in order to ensure that our corporate governance practice complies with all applicable legal requirements.

A summary which addresses each of the guidelines of the TSX with respect to corporate governance including an explanation of any divergence from the stated guidelines is set forth in Schedule "F" to this Appendix.

LEGAL PROCEEDINGS

To the knowledge of the management of Forte, it is not a party to any legal proceedings. However, in connection with the completion of the Denison Energy Arrangement, Forte has provided certain indemnities in favour of Denison Energy in connection with the transfer of Denison Energy's petroleum and natural gas business. One matter for which Forte provided an indemnity to Denison Energy is an ongoing claim before the Alberta Court against a predecessor entity of Denison Energy by Oilhawk Resources Ltd. The claim is fully insured and being handled by Denison Energy's insurer, which insurance is assumed by Forte.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Forte since its incorporation which can reasonably be regarded as presently material to Forte is the Arrangement Agreement, the Forte Oil Arrangement Agreement and the Denison Energy Arrangement Agreement. A copy of the Arrangement Agreement is attached to this Information Circular in its entirety as Appendix "A". Copies of the Forte Oil Arrangement Agreement and the Denison Energy Arrangement Agreement may be inspected at the offices of Burnet, Duckworth & Palmer LLP at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, during normal business hours from the date of the Information Circular until 30 days following completion of the Arrangement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Forte, at its principal office in Calgary, Alberta, is currently the transfer agent and registrar of the Forte Common Shares and the Forte Performance Shares. Upon completion of the Arrangement, Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the transfer agent and registrar of the Common Shares.

SCHEDULE "A"

FORTE RESOURCES INC. CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

To the Directors of
Forte Resources Inc.:

We have audited the consolidated balance sheets of **Forte Resources Inc.** as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings (deficit) and of cash flows for each of the years in the two-year period ended December 31, 2003 and for the period from date of incorporation on May 8, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003 and for the period from date of incorporation on May 8, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 17, 2004, except for Notes 2, 4 and 12 which
are dated May 20, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

FORTE RESOURCES INC. (Notes 2 and 4)

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

	Three Month Period Ended March 31, 2004 $ (Unaudited)	Three Month Period Ended March 31, 2003 $ (Unaudited)	Year Ended December 31, 2003 $	Year Ended December 31, 2002 $	Period Ended December 31, 2001 $ (Note 1)
REVENUE					
Oil and gas	5,576,046	3,962,366	18,630,163	4,157,075	-
Interest	-	-	-	177,166	150,120
	5,576,046	3,962,366	18,630,163	4,334,241	150,120
EXPENSES					
Royalties	1,059,429	824,824	3,330,094	647,133	-
Operating	1,691,370	1,132,319	6,399,962	1,110,823	-
General and administrative (Note 3)	287,221	150,777	885,120	610,445	188,915
Interest	187,023	29,197	336,078	-	-
Depletion, depreciation and accretion (Note 3)	2,230,047	1,093,825	6,973,416	1,055,387	4,354
	5,455,090	3,230,942	17,924,670	3,423,788	193,269
INCOME (LOSS) BEFORE INCOME TAXES	120,956	731,424	705,493	910,453	(43,149)
PROVISION FOR (RECOVERY OF) INCOME TAXES					
Future (Note 8)	89,000	344,982	457,342	413,162	(17,593)
Capital	-	-	17,484	30,000	-
	89,000	344,982	474,826	443,162	(17,593)
NET INCOME (LOSS)	31,956	386,442	230,667	467,291	(25,556)
RETAINED EARNINGS (DEFICIT),					
Beginning of period, as previously reported	452,217	359,740	359,740	(25,556)	-
Change in accounting policy related to asset retirement obligations (Notes 2 and 4)	220,185	81,995	81,995	-	-
Beginning of period, as restated	672,402	441,735	441,735	(25,556)	-
RETAINED EARNINGS (DEFICIT), END OF PERIOD	704,358	828,177	672,402	441,735	(25,556)
Net income (loss) per common share (Note 2)					
Basic	0.00	0.02	0.01	0.03	(0.00)
Diluted	0.00	0.02	0.01	0.02	(0.00)
Weighted average number of common shares outstanding (Note 2)					
Basic	15,774,227	15,998,700	16,143,144	15,000,000	7,500,000
Diluted	19,297,931	19,349,155	19,506,557	19,349,155	9,000,000

FORTE RESOURCES INC. (Notes 2 and 4)

Consolidated Balance Sheets

	As At March 31, 2004 $	As At December 31, 2003 $	2002 $
	(Unaudited)		
ASSETS			
CURRENT			
Cash and deposits	1,488,104	-	-
Accounts receivable	4,553,913	3,645,149	2,240,377
	6,042,017	3,645,149	2,240,377
Capital assets (Note 3)	44,156,904	34,043,122	19,220,908
	50,198,921	37,688,271	21,461,285
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	5,882,543	5,648,362	1,580,579
Revolving bank loan (Note 5)	8,324,400	11,077,300	823,164
	14,206,943	16,725,662	2,403,743
Asset retirement obligations (Note 4)	4,041,918	2,877,975	2,067,178
Future income taxes (Note 8)	1,219,294	1,338,567	881,225
	19,468,155	20,942,204	5,352,146
SHAREHOLDERS' EQUITY			
Share capital (Note 7)	30,014,425	16,064,682	15,667,404
Contributed surplus	11,983	8,983	-
Retained earnings	704,358	672,402	441,735
	30,730,766	16,746,067	16,109,139
	50,198,921	37,688,271	21,461,285

APPROVED BY THE BOARD

(signed) "Thomas J. MacKay" Director

(signed) "Douglas N. Baker", Director

FORTE RESOURCES INC. (Notes 2 and 4)

Consolidated Statements of Cash Flows

	Three Month Period Ended March 31, 2004 $	Three Month Period Ended March 31, 2003 $	Year Ended December 31, 2003 $	Year Ended December 31, 2002 $	Period Ended December 31, 2001 $
	(Unaudited)	(Unaudited)			(Note 1)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:					
OPERATING					
Net income (loss)	31,956	386,442	230,667	467,291	(25,556)
Add items not requiring cash:					
Depletion depreciation and accretion	2,230,047	1,093,825	6,973,416	1,055,387	4,354
Future income taxes	89,000	344,982	457,342	413,162	(17,593)
Stock-based compensation expense	3,000	-	8,983	-	-
	2,354,003	1,825,249	7,670,408	1,935,840	(38,795)
Changes in non-cash working capital (Note 11)	1,039,358	(475,836)	1,328,896	(795,668)	54,563
	3,393,361	1,349,413	8,999,304	1,140,172	15,768
FINANCING					
(Decrease) increase in bank loan	(5,927,900)	(471,932)	10,254,136	823,164	-
Issue of common shares, net of issue costs	7,444,608	(2,722)	397,278	2,113,484	14,039,576
	1,516,708	(474,654)	10,651,414	2,936,648	14,039,576
INVESTING					
Capital expenditures	(1,818,715)	(4,014,966)	(20,984,833)	(16,738,717)	(1,474,754)
Changes in non-cash working capital (Note 11)	(1,603,250)	3,140,207	1,334,115	81,307	-
	(3,421,965)	(874,759)	(19,650,718)	(16,657,410)	(1,474,754)
NET INCREASE (DECREASE) IN CASH AND DEPOSITS	1,488,104	-	-	(12,580,590)	12,580,590
CASH AND DEPOSITS, BEGINNING OF PERIOD	-	-	-	12,580,590	-
CASH AND DEPOSITS, END OF PERIOD	1,488,104	-	-	-	12,580,590
SUPPLEMENTARY INFORMATION					
Interest received	-	-	-	177,166	150,120
Interest paid	97,732	29,197	317,708	9,992	-
Taxes paid	-	-	22,484	-	-

1. ORGANIZATION

Forte Oil Corporation was incorporated under the laws of Alberta on May 8, 2001 as a private company. By way of an Arrangement Agreement dated March 9, 2004 with Denison Energy Inc. ("Denison"), the oil and gas assets and a wholly-owned subsidiary of Denison were acquired by Forte Oil Corporation and the continuing company, Forte Resources Inc. ("Forte" or the "Company"), became publicly listed.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the Company and its wholly-owned subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles, including the changes in accounting policies adopted on January 1, 2004 as outlined below. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results can differ from those estimates.

Capital assets

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenditures, well equipment and certain other overhead expenditures related to exploration.

Capitalized costs, including tangible well equipment, are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties. Unproven properties are excluded from the depletion calculation until quantities of proven reserves or impairment can be determined. Depreciation of office equipment is computed using the diminishing-balance method at an annual rate of 25%.

Gains or losses on the sale or disposition of petroleum and natural gas properties are not recognized except under circumstances, which result in a major revision of the depletion rate.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital assets (Continued)

The Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. The Company's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying would be recorded as a permanent impairment.

Joint ventures

Substantially, all of the Company's exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

Cash and deposits

Cash and deposits include investments with a maturity of three months or less when purchased.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

Flow-through shares

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. Share capital is reduced and future income tax liability is increased by the estimated cost of the renounced tax deductions at the time shares are renounced.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue from the sale of oil and gas is recognized based on volume delivered at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

Financial instruments

The Company may enter into financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction. If the hedge of an anticipated future transaction is terminated or if a hedge ceases to be effective, the gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in the value of the financial instrument are reflected in income. Any financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

Stock-based compensation expense

The Company has adopted the fair value method of accounting for stock options granted to employees and directors during 2003. Stock-based compensation expense is recorded as general and administrative expense for all options granted after January 1, 2003, with a corresponding increase recorded as contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant and is recognized over the vesting period of the option. For options granted between January 1, 2002 and January 1, 2003, the Company continues to disclose the pro forma earnings impact of related stock-based compensation expense as if this fair value method had been adopted at the beginning of that period (see Note 7). When stock options are exercised, the amounts previously accumulated as contributed surplus are credited to share capital at that time.

Per share amounts

Per share amounts are calculated using the total weighted average number of common shares outstanding during the year. Diluted per share calculations reflect the exercise or conversion of potentially dilutive securities at the later of the date of grant of such securities or the beginning of the year. The Company computes diluted earnings per share using the treasury stock method to determine the dilutive effect of stock options.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following policies were adopted effective January 1,2004:

Asset retirement obligation

A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $4.0 million at March 31, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods.

Property and equipment - oil and gas

Effective January 1, 2004, the Company adopted Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry", AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than the amount the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk-adjusted rate. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004 and March 31, 2004.

Hedging relationships

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

3. CAPITAL ASSETS

	March 31, 2004 $	December 31, 2003 $	December 31, 2002 $
Petroleum and natural gas properties	54,117,851	41,831,263	20,191,915
Office furniture and equipment	113,256	95,015	55,734
	54,231,107	41,926,278	20,247,649
Accumulated depletion and depreciation	10,074,203	7,883,156	1,026,741
	44,156,904	34,043,122	19,220,908

The Company capitalized general and administrative costs of $184,143 and $143,239 for the three months ended March 31, 2004 and 2003, respectively (December 31, 2003 - $522,570, December 31, 2002 - $549,033 and December 31, 2001 - $166,435) relating to exploration and development activity. Costs attributed to undeveloped land of $5,175,363 and $3,684,959 for the three months ended March 31, 2004 and 2003, respectively (December 31, 2003 - $4,164,546, December 31, 2002 - $3,698,000 and December 31, 2001 - $Nil) have been excluded from the calculation of depletion and depreciation. At March 31, 2004 and 2003, asset retirement obligation expense of $168,900 and $191,475, respectively (December 31, $765,900, December 31, 2002 - $124,800 and December 31, 2001 - $Nil) was included in depletion and depreciation. Accretion expense of $39,000 and $29,250 was included in depletion and depreciation for the three months ended March 31, 2004 and 2003, respectively (December 31, 2003 - $117,000, December 31, 2002 - $33,000 and December 31, 2001 - $Nil). The total asset retirement obligation at March 31, 2004 was $4,041,918 (December 31, 2003 - $2,877,975 and December 31, 2002 - $2,067,178) and these costs are expected to be incurred over the next 10 to 15 years. The Company incurred abandonment costs of $57 and $62,204 during the three months ended March 31, 2004 and 2003, respectively (December 31, 2003 - $62,204, December 31, 2002 - $32,822 and December 31, 2001 - $Nil). The Company used period end prices of $37.30 per barrel for crude oil and $7.04 per mcf for gas in its ceiling test calculation at December 31, 2003 (December 31, 2002 - $43.00 per barrel for crude oil and $6.50 per mcf for gas), which resulted in no impairment of accumulated costs at December 31, 2003 or 2002.

4. ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Company retroactively adopted the new recommendations related to asset retirement obligations as stated in Note 2. As a result, year end December 31, 2003 results were restated as follows:

Notes to the Consolidated Financial Statements

(Information as at March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

4. ASSET RETIREMENT OBLIGATIONS (Continued)

	As Reported	Change	As Restated
Consolidated Balance Sheet			
December 31, 2003			
Capital assets	32,110,822	1,932,300	34,043,122
Asset retirement obligation	-	2,877,975	2,877,975
Provision for site restoration and abandonment	1,303,700	(1,303,700)	-
Future income taxes	1,200,707	137,860	1,338,567
Retained earnings	452,217	220,185	672,402
Consolidated Balance Sheet			
December 31, 2002			
Capital assets	17,278,708	1,942,200	19,220,908
Asset retirement obligation	-	2,067,178	2,067,178
Provision for site restoration and abandonment	258,303	(258,303)	-
Future income taxes	829,895	51,330	881,225
Retained earnings	359,740	81,995	441,735

	As Reported	Change	As Restated
Consolidated Statement of Income and Retained Earnings (Deficit)			
Three months ended March 31, 2003			
Depletion, depreciation and accretion	1,150,000	(56,175)	1,093,825
Provision for income taxes	323,357	21,625	344,982
Net income	351,892	34,550	386,442
Consolidated Statement of Income and Retained Earnings (Deficit)			
Year ended December 31, 2003			
Depletion, depreciation and accretion	7,198,116	(224,700)	6,973,416
Provision for income taxes	370,832	86,510	457,342
Net income	92,477	138,190	230,667
Consolidated Statement of Income and Retained Earnings (Deficit)			
Year ended December 31, 2002			
Depletion, depreciation and accretion	1,188,712	(133,325)	1,055,387
Provision for income taxes	361,832	51,330	413,162
Net income	385,296	81,995	467,291

4. ASSET RETIREMENT OBLIGATIONS (Continued)

At March 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $7.95 million. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of 8% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows:

	March 31	December 31,	
	2004	2003	2002
	$	$	$
Asset retirement obligations, beginning of period	2,877,975	2,067,178	600,000
Liabilities incurred during period	1,125,000	756,000	1,467,000
Liabilities settled during period	(57)	(62,203)	(32,822)
Accretion	39,000	117,000	33,000
Asset retirement obligations, end of period	4,041,918	2,877,975	2,067,178

The net effect of the change in expense for the first quarter of 2004 was not material.

5. REVOLVING BANK LOAN

During the quarter the Company increased its demand revolving credit facility to $16.5 million, of which $8.32 million had been drawn at March, 2004 (December 31, 2003 - $11.08 million, December 31, 2002 - $823,164). The facility is secured by a floating charge debenture and a general security agreement. Interest payable on $14.5 million at prime plus 0.4% and prime plus 1.4% on the excess. The credit facility reduces to $14.5 million by October 1, 2004.

6. ACQUISITION OF DENISON OIL AND GAS ASSETS

On March 9, 2004, Forte Oil Corporation completed an Arrangement Agreement ("Arrangement") with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by Forte Oil Corporation. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80%) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,734,111 shares of the Company (representing approximately 20%) as a result of the transaction, the continuing company, Forte Resources Inc. became publicly listed.

Notes to the Consolidated Financial Statements

(Information as at March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

6. ACQUISITION OF DENISON OIL AND GAS ASSETS (Continued)

The values assigned to the net assets acquired are as follows:

	$
Net assets acquired	
Current assets	1,069,656
Capital assets	9,361,169
Current liabilities	(958,963)
Bank loan	(3,175,000)
	6,296,862
Consideration	
Common shares (3,734,111 shares)	6,296,862

7. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares. The Company is also authorized to issue an unlimited number of First preferred shares and Second preferred shares as well as 3,500,000 First preferred shares, Series I.

	March 31, 2004		December 31, 2003		December 31, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $	Number of Shares	Amount $
Issued						
Common shares						
Beginning of the period	16,398,700	16,064,652	15,998,700	15,667,374	15,000,000	14,448,891
Issued for cash	3,200,000	8,000,000	400,000	400,000	998,700	2,247,075
Acquisition of Denison assets (Note 6)	3,734,111	6,296,862	-	-	-	-
Share issue costs	-	(555,392)	-	(2,722)	-	(133,591)
Tax benefit of share issue costs	-	208,273	-	-	-	51,467
Income taxes related to flow-through shares	-	-	-	-	-	(946,468)
Reduction resulting from Plan of Arrangement with Denison (Note 6)	(1,738,262)	-	-	-	-	-
End of period	21,594,549	30,014,395	16,398,700	16,064,652	15,998,700	15,667,374
First preferred, Series I shares						
Beginning of period	3,000,000	30	3,000,000	30	3,000,000	30
Reduction resulting from Plan of Arrangement with Denison (Note 6)	(318,000)	-	-	-	-	-
End of period	2,682,000	30	3,000,000	30	3,000,000	30
		30,014,425		16,064,682		15,667,404

7. SHARE CAPITAL (Continued)

The First preferred, Series I shares are convertible on a one-for-one basis into common shares of the Company if certain performance targets are met. These performance targets include measures of cash flow per share, share price or rate of return in the event of a sale of the Company. The performance targets are measured over a three and five year term. If the targets are not met prior to August 28, 2006, the conversion rights attached to the First preferred, Series I shares will expire. Under the arrangement agreement as set out in Note 6, the number of First preferred Series I shares and stock options outstanding were also reduced by a similar percent as the common shareholders.

During March, 2004, the Company issued 3.2 million common shares at $2.50 per share for gross proceeds of $8.0 million.

In 2002, 998,700 flow-through common shares were issued at $2.25 per share. As at December 31, 2003, all amounts required to be expended under the flow-through agreement had been made.

Under the Company's stock option plan, the Company may grant options to directors and employees up to 10% of the issued and outstanding common shares. Under the plan, options vest 1/3 annually over a three-year period and an option's maximum term is five years.

A summary of the status of the stock option plan as of March 31, 2004, December 31, 2003 and 2002, and changes during the periods then ended, is presented below:

	March 31, 2004		December 31, 2003		December 31, 2002	
	Number of Shares	Exercise Price	Number of Shares	Exercise Price	Number of Shares	Exercise Price
Outstanding, beginning of period	885,000	1.08	885,000	1.00	325,000	1.00
Granted	-	-	125,000	1.60	685,000	1.00
Cancelled	-	-	(125,000)	1.00	(125,000)	1.00
Reduction resulting from the Arrangement agreement with Denison (Note 6)	(93,810)	-	-	-	-	-
Outstanding, end of period	791,190	1.21	885,000	1.08	885,000	1.00
Exercisable, end of period	549,812	1.16	320,000	1.00	66,666	1.00

7. SHARE CAPITAL (Continued)

The following table summarizes information about stock options outstanding at March 31, 2004:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.12	178,800	2.58	178,800
1.12	134,100	3.33	89,400
1.12	366,540	3.58	244,362
1.79	111,750	4.00	37,250
	791,190		549,812

The following table summarizes information about stock options outstanding at December 31, 2003:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	2.83	133,332
1.00	150,000	3.58	50,000
1.00	410,000	3.83	136,668
1.60	125,000	4.25	-
	885,000		320,000

The following table summarizes information about stock options outstanding at December 31, 2002.

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	3.83	66,000
1.00	150,000	4.58	-
1.00	535,000	4.83	-
	885,000		66,000

7. **SHARE CAPITAL (Continued)**

During 2002, the Company issued Agent's Options to purchase 400,000 common shares at a price of $1 per share, which expire August 28, 2003. These options were exercised August 28, 2003.

In 2003, the Company adopted the fair value based method of accounting using the fair-value method for its stock-based compensation plan whereby the fair value of stock options granted after January 1, 2003 is recognized as general and administrative expense and as contributed surplus (2003 - $8,983). Had compensation expense associated with the Company's stock option plan been recognized using the fair value based method for all option grants after January 1, 2002, the pro forma effect would have been as follows:

	Three Month Period Ended March 31,		Year Ended December 31,	
	2004 $	2003 $	2003 $	2002 $
Compensation costs	10,380	11,378	45,511	21,059
Net income:				
As reported	31,956	386,442	230,667	467,291
Pro forma	21,576	375,064	186,156	446,232
Net income per share:				
As reported - Basic	-	0.02	0.01	0.03
- Diluted	-	0.02	0.01	0.02
Pro forma - Basic	-	0.02	0.01	0.03
- Diluted	-	0.02	0.01	0.02

During the three months ended March 31, 2004 no stock options were granted, however, $3,000 was recognized as general and administrative expense and contributed surplus.

The weighted average fair value of stock options granted during the year ended March 31, 2004 and 2003 was $0.11 and $0.18, respectively (December 31, 2003 - $0.11 and 2002 - $0.18) per stock option. The fair value of each stock option granted during the year ended December 31, 2003 is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as follows:

7. SHARE CAPITAL (Continued)

	Three Month Period Ended March 31,		Year Ended December 31,	
	2004	2003	2003	2002
Risk free interest rate	4.0%	4.0%	4.0%	4.0%
Expected lives (years)	5.0	5.0	5.0	5.0
Dividend per share	$Nil	$Nil	$Nil	$Nil

As of December 31, 2003, the Company was a private company and as a result there was no quoted market value for the Company's shares. The expected volatility for the years ended December 31, 2003 and 2002 was assumed to be Nil.

8. PROVISION FOR INCOME TAXES

The provision for future income taxes varies from the amounts that would be computed by applying the effective Canadian federal and provincial income tax rates to the income before income taxes as follows:

	Three Month Period Ended March 31,		Year Ended December 31,		Period Ended December 31,
	2004	2003	2003	2002	2001
	$	$	$	$	$
Income (loss) before income taxes	120,956	731,424	705,493	910,453	(43,149)
Corporate income tax rate	37.5%	42.12%	40.75%	42.12%	42.62%
	45,359	308,076	287,488	383,482	(18,390)
Increase from					
Non-deductible crown charges	89,754	36,906	346,440	27,925	222
Other non-deductible expenses	1,911	-	5,727	1,755	575
Rate reductions	(48,024)	-	(182,313)	-	-
Future income tax expense (recovery)	89,000	344,982	457,342	413,162	(17,593)

The major components of the future income tax liability at March 31, 2004 using a combined federal and provincial rate of 37.5% (December 31, 2003 - 38.5% and 2002 - 42.12%) are as follows:

8. PROVISION FOR INCOME TAXES (Continued)

	March 31, 2004		December 31, 2003		December 31, 2002	
	Amount $	Future Income Taxes	Amount $	Future Income Taxes	Amount $	Future Income Taxes
Temporary differences:						
Future income tax liability						
Carrying value of capital assets in excess of tax basis	4,009,763	1,503,661	4,010,148	1,543,907	3,637,412	1,532,078
Future income tax assets						
Share issue costs	(758,312)	(284,367)	(533,350)	(205,340)	(749,981)	(315,892)
Non-capital losses carried forward	-	-	-	-	(795,254)	(334,961)
	(758,312)	(284,367)	(533,350)	(205,340)	(1,545,235)	(650,853)
Net future income tax liability	3,251,451	1,219,294	3,476,798	1,338,567	2,092,177	881,225

At March 2004, the Company had non-capital losses of $Nil (December 31, 2003 - $Nil and December 31, 2002 - $795,254) available for deduction against future years' income.

9. FINANCIAL INSTRUMENTS

The Company's accounts receivable, accounts payable and accrued liabilities and revolving bank loan constitute financial instruments. The fair values of these financial instruments approximate their carrying amount due to the short-term maturity of these financial instruments.

The Company is exposed to credit related losses in the event of default by counterparties to financial instruments. The Company does not expect the counterparty to its forward sales contracts to fail to meet its obligations because of its investment grade credit quality. The Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the price the Company receives for its sale of crude oil, natural gas and natural gas liquids.

The Company's revolving bank loan bears interest at bank prime plus 0.4%. The interest rate risk is the risk that the bank prime rate may fluctuate in the future.

The Company's revenues are generated from the sale of crude oil, natural gas and natural gas liquids. The prices for these commodities are subject to considerable risk of fluctuation due to various factors, including changes to world supply and demand, local supply and demand and geopolitical issues.

9. FINANCIAL INSTRUMENTS (Continued)

The Company has entered into, as at December 31, 2003, the following forward sales contracts to hedge its crude oil price risk, which expire in 2004:

Forward sales contracts

Product	Volume Per Day	Price $	Delivery Point	Term
Crude oil	500	25.03 U.S.	WTI	January 1, 2004 to June 30, 2004
Crude oil	100	38.34	WTI	January 1, 2004 to March 30, 2004
Crude oil	100	25.81 U.S.	WTI	July 1, 2003 to June 30, 2004
Crude oil	300	35.72	WTI	July 1, 2004 to September 30, 2004

The above contracts are financial contracts that are intended to be settled financially each month. Any gain or loss is included in revenue received for the Company's crude oil sales for the corresponding month. If the contracts were settled on March 31, 2004, December 31, 2003 and 2002, there would be losses of $1,106,000, $1,004,727 and $300,893, respectively.

10. COMMITMENTS AND GUARANTEES

Office lease

Principal repayments under the Company's office lease are required as follows:

	$
2004	**187,000**
2005	**298,000**
2006	**298,000**
2007	**298,000**
2008	**298,000**
Thereafter	**99,000**
	1,478,000

Guarantees and contingencies

The Company has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant impact on the Company's financial statements or operations.

Notes to the Consolidated Financial Statements

(Information as at March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)

11. CHANGES IN NON-CASH WORKING CAPITAL

	Three Month Period Ended March 31,		Year Ended December 31,		Period Ended December 31,
	2004	2003	2003	2002	2001
Operating	$	$	$	$	$
Accounts receivable	(871,550)	(297,103)	(1,149,559)	(1,987,163)	(54,409)
Accounts payable and accrued liabilities	1,910,908	(178,733)	2,478,455	1,191,495	108,972
	1,039,358	(475,836)	1,328,896	(795,668)	54,563

	Three Month Period Ended March 31,		Year Ended December 31,		Period Ended December 31,
	2004	2003	2003	2002	2001
Capital	$	$	$	$	$
Accounts receivable	(73,478)	10,840	(255,213)	(198,805)	-
Accounts payable and accrued liabilities	1,676,728	3,129,367	1,589,328	280,112	-
	1,603,250	3,140,207	1,334,115	81,307	-

12. SUBSEQUENT EVENTS

On May 3, 2004, the Company announced an agreement with Oiltec Resources Ltd. ("Oiltec") pursuant to which Forte will acquire all the issued and outstanding shares of Oiltec on the basis of $1.40 per share cash (maximum 25%) and 0.45 common shares of Forte (maximum 75%) for each common share of Oiltec. The transaction, which will be effected by way of plan of arrangement and is subject to regulatory and shareholder approval is expected to close on or about June 22, 2004. The total cost of this acquisition is approximately $60 million.

In April, 2004, the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $2.23 per share. Pursuant to the terms of the preferred Series 1 shares, 1,341,000 preferred shares were automatically converted to common shares of the Company.

13. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

SCHEDULE "B"

SCHEDULE OF REVENUE, ROYALTIES AND OPERATING EXPENSES OF THE DENISON PROPERTIES

SCHEDULE OF REVENUE, ROYALTIES AND OPERATING EXPENSES
OF THE DENISON PROPERTIES

Auditors' Report

To the Directors of
Forte Resources Inc.:

We have audited the accompanying schedule of revenue, royalties and operating expenses of the Denison Properties for the year ended December 31, 2003. This information is the responsibility of the management of Forte Resources Inc. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule presents fairly, in all material aspects, the revenue, royalties and operating expenses of the Denison Properties as described in Note 1 for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
May 18, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

FORTE RESOURCES INC.

Schedule of Revenue, Royalties and Operating Expenses of the Denison Properties
For the Year Ended December 31, 2003

	$
REVENUE	8,651,889
ROYALTIES	(1,867,461)
OPERATING EXPENSES	(2,014,269)
EXCESS OF REVENUE OVER OPERATING EXPENSES	4,770,159

FORTE RESOURCES INC.

Notes to the Schedule of Revenue, Royalties and Operating Expenses of the Denison Properties
Year Ended December 31, 2003

1. BASIS OF PRESENTATION

Under an arrangement agreement dated and effective as of March 9, 2004, Forte Resources Inc. ("Forte") acquired working interest in certain petroleum and natural gas properties (the "Denison Properties").

This schedule has been derived from financial information provided by the vendor of the Denison Properties and relates only to the working interests acquired by Forte in such properties.

This schedule includes only those revenue, royalties and operating expenses that are directly related to the Denison Properties and do not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue

Oil and natural gas sales are recorded when title to the commodities passes to the purchaser.

(b) Royalties

Royalties are recorded at the time the product is produced and are calculated in accordance with the applicable regulations.

(c) Operating Expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil and natural gas.

SCHEDULE "C"

SCHEDULE OF REVENUE AND OPERATING EXPENSES OF THE CARSON PROPERTIES

SCHEDULE OF REVENUE, ROYALTIES AND OPERATING EXPENSES
OF THE CARSON PROPERTIES

Auditors' Report

To the Directors of
Forte Resources Inc.:

We have audited the accompanying schedule of revenue, royalties and operating expenses of the Carson Properties for the six months ended June 30, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2002. This information is the responsibility of the management of Forte Resources Inc. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule presents fairly, in all material aspects, the revenue, royalties and operating expenses of the Carson Properties as described in Note 1 for the six months ended June 30, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 26, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

FORTE OIL CORPORATION

Schedule of Revenue, Royalties and Operating Expenses of the Carson Properties
For the Six Months Ended June 30, 2003 and 2002 and
For the Years Ended December 31, 2002, 2001 and 2000

	Six Months Ended June 30,		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2003	2002	2002	2001	2000
	$	$	$	$	$
REVENUE	4,429,818	3,289,111	6,874,991	8,501,927	5,576,939
ROYALTIES	(987,945)	(605,517)	(1,324,572)	(1,867,162)	(1,204,867)
OPERATING EXPENSES	(825,074)	(946,845)	(1,823,637)	(2,105,087)	(693,906)
EXCESS OF REVENUE OVER OPERATING EXPENSES	2,616,799	1,736,749	3,726,782	4,529,678	3,678,166

FORTE OIL CORPORATION

Notes to the Schedule of Revenue, Royalties and Operating Expenses of the Carson Properties For The Six Months Ended June 30, 2003 and 2002 and For the Years Ended December 31, 2002, 2001 and 2000

1. BASIS OF PRESENTATION

Under an agreement effective as of July 1, 2003, Forte Oil Corporation ("Forte") acquired a working interest in certain petroleum and natural gas properties in Western Canada (the "Carson Properties").

This schedule has been derived from financial information provided by the vendor of the Carson Properties and relates only to the working interests acquired by Forte in such properties.

This schedule includes only those revenue, royalties and operating expenses that are directly related to the Carson Properties and do not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue

Oil sales are recorded when title to the commodities passes to the purchaser.

(b) Royalties

Royalties are recorded at the time the product is produced and are calculated in accordance with the applicable regulations.

(c) Operating expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil.

SCHEDULE "D"

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER OIL AND GAS INFORMATION ON FORM 51-101F3

Management of Forte Resources Inc. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at April 30, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at April 30, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator, Sproule Associated Limited, has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserve Committee of the Board of Directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Thomas J. Mackay"
Thomas J. Mackay
Chairman and Chief Executive Officer

(signed) "Douglas N. Baker"
Douglas N. Baker
President Chief Financial Officer

(signed) "W. Peter Comber"
W. Peter Comber
Director and Member of the Audit and Reserves Committee

(signed) "David V. Richards"
David V. Richards
Director and Member of the Audit and Reserves Committees

May 21, 2004

SCHEDULE "E"

REPORT ON RESERVES DATA ON FORM 51-101F2

See Attached Report

Form 51-101F2

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of Forte Oil Corporation (the "Company"):

1. We have evaluated the Company's Reserves Data as at April 30, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at April 30, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserve quantities were estimated as at April 30, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue (not included in this report).

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).



3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of April 30, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% Discount Rate)			
			Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule	Evaluation of the P&NG Reserves of Forte Oil Corporation, as of April 30, 2004, prepared May 2004	Canada				
Total			**Nil**	**35,627**	**Nil**	**35,627**

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.





Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
May 20, 2004

Harry J. Helwerda, P.Eng.
Project Leader & Vice-President,
Engineering, Canada & U.S.

C. John Henderson, P.Eng.
Associate

James D. Hudson, R.P.T. (Eng.)
Shareholder

Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, & Associate

Lucia M. Precul, P.Eng.
Senior Reservoir Engineer



Form 51-101F2

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of Denison Energy Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at April 30, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at April 30, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserve quantities were estimated as at April 30, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue (not included in this report).

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).





3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of April 30, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% Discount Rate)			
			Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total (M$)
Sproule	Evaluation of the P&NG Reserves of Denison Energy Inc., as of April 30, 2004, prepared May 2004	Canada				
Total			**Nil**	**9,617**	**Nil**	**9,617**

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta
May 20, 2004

Harry J. Helwerda, P.Eng.
Project Leader & Vice-President,
Engineering, Canada & U.S.

Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, & Associate

Lucia M. Precul, P.Eng.
Senior Reservoir Engineer

Floyd P. Williams, P.Eng.
Associate

SCHEDULE "F"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors and management believes in the importance of good corporate governance and its effectiveness in promoting enhanced shareholder value. The TSX has required that listed corporations disclose their approach to corporate governance, making particular reference to the guidelines set out in the December 1994 report of the TSX Committee on Corporate Governance. When a corporation's corporate governance system differs from these guidelines, it is required to give an explanation of the differences. The guidelines contained in the TSX report are not mandatory and the TSX report recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with such guidelines. The board of directors and management will continue to monitor the current initiatives of the securities regulatory authorities in Canada with respect to corporate governance in order to ensure that our corporate governance practice complies with all applicable legal requirements.

The following summary also addresses each of the guidelines of the TSX with respect to corporate governance including an explanation of any divergence from the stated guidelines.

TSX Corporate Governance Guidelines		Do we comply ?	Comments
1.	Board should explicitly assume responsibility for stewardship of the corporation, and specifically for: (a) adoption of a strategic planning process; (b) identification of principal risks of the corporation's business and ensure the implementation of appropriate risk-management systems; (c) succession planning and monitoring senior management; (d) communication policy; and (e) integrity of internal control and management systems.	Yes	The board has full plenary powers and the statutory responsibilities to oversee the conduct of our business and to supervise management which is responsible for the day-to-day conduct of our business. The board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure that we meet our objectives on an ongoing basis. The board has acknowledged its responsibility for our stewardship, including responsibility for: - the appointment of executive officers and for succession planning; - the identification of our principal business risks and ensuring the implementation of appropriate systems to manage these risks; - the approval of all financings and significant acquisitions or dispositions; - ensuring the implementation and integrity of our internal control and management information systems; - approving and monitoring our strategic planning; - monitoring compliance of all significant policies and procedures and applicable laws and regulations; and - ensuring timely and accurate reporting to shareholders of financial and other matters in accordance with applicable laws.

TSX Corporate Governance Guidelines		Do we comply ?	Comments
2.	Majority of directors should be unrelated.	Yes	4 of the 7 members of the board are unrelated.
3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes	Mr. Mackay, Mr. Hammond and Mr. Baker are considered "inside" and "related" directors as they hold the position of Chairman & Chief Executive Officer, Senior Vice-President and Chief Operating Officer and President and Chief Financial Officer and Secretary, respectively. All of the other directors are considered to be "outside" and "unrelated" directors as they are not officers, employees and have no business relationship with the corporation other than ownership of common shares.
4.	Appoint a committee composed exclusively of non-management directors, the majority of whom are unrelated, with the responsibility of proposing new board nominees and assessing directors.	No	Historically, the full board of directors has performed the function of a nominating committee with the responsibility for the appointment and assessment of directors. Nominations have generally been the result of informal discussions among board members. The board as a whole has also periodically reviewed the contributions of individual board members through informal discussion and evaluation of members' contributions and also periodically reviewed the adequacy and form of compensation of directors having regard to the contribution of each director and the responsibilities and risks involved in being an effective director. These procedures do not comply with the stated guidelines of the TSX, but the board believes that these procedures have proved to be a practical and effective approach to these governance issues in light of our particular circumstances, including the relatively small size and limited turnover of the board, our size and the nature and scope of our business and operations and the experience and expertise of board members.
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	The non-management directors meet informally from time to time each year for the purpose of assessing the effectiveness of each director and the board in general.
6.	Provide orientation and education programs for new directors.	Yes	The board has also historically provided an orientation and education for directors on an *ad hoc* and informal basis.
7.	Examine the size of the board with a view to effectiveness and consider reducing the size of the board.	Yes	The board periodically examines the size of the board with respect to the view of its effectiveness. The board believes that the current size of the board is appropriate at this time.
8.	Review compensation of directors in light of risks and responsibilities	Yes	The board annually reviews compensation of directors.
9.	(a) Committees should generally be composed of non-management directors; and	Yes	The audit committee and the reserves committee are composed of non-management directors.

	TSX Corporate Governance Guidelines	Do we comply ?	Comments
	(b) a majority of committee members should be unrelated.	Yes	All committees are composed of unrelated directors.
10.	Appoint a committee responsible for approach to corporate governance issues.	Yes	The board has appointed a committee of unrelated directors who are responsible for corporate governance.
11.	(a) Define limits to management's responsibilities by developing mandates for: - the board; and - the CEO	Yes	The Chairman and Chief Executive Officer, President and Chief Financial Officer, and Senior Vice-President and Chief Operating Officer are accountable to the board for meeting corporate objectives. The board has delegated to the Chairman and Chief Executive Officer, President and Chief Financial Officer and Senior Vice-President and Chief Operating Officer the responsibility for the day-to-day management of our business, subject to compliance with plans and objectives approved from time to time by the board. The board retains responsibility for significant changes in our affairs such as approval of major expenditures, financing arrangements and significant acquisitions and divestitures.
	(b) The board should approve the CEO's corporate objectives.	Yes	All plans and corporate objectives are approved by the board.
12.	Establish procedures to enable the board to function independently of management.	Yes	The board has functioned, and is of the view that it can continue to function, independently of management. The board is comprised of a majority of "unrelated" directors and has appointed a Lead Director who is not a member of management and who is an "outside" and "unrelated" director. The board and any committee can meet in the absence of management at their discretion.
13.	(a) Establish an audit committee with a specifically defined mandate.	Yes	The board has established an audit committee which is responsible for reviewing audit functions and the preparation of financial statements and reviewing and recommending for approval to the board all public disclosure information such as financial statements and prospectuses. The audit committee also ensures that management has effective internal control systems and meets from time to time with external auditors without management present.
	(b) All members of the audit committee should be non-management directors.	Yes	All members of the audit committee are non-management directors.
14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense.	Yes	Individual directors may engage outside advisors, at our expense, in appropriate circumstances.

APPENDIX G

PRO FORMA FINANCIAL STATEMENTS

Compilation Report on Pro Forma Financial Statements

To the Directors of Forte Resources Inc.:

We have read the accompanying unaudited pro forma consolidated balance sheet of Forte Resources Inc. ("Forte") as at March 31, 2004 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the column captioned "Forte" to the unaudited consolidated financial statements of Forte Resources Inc. ("Forte") as at March 31, 2004 and for the three months then ended and the audited consolidated financial statements of Forte for the year ended December 31, 2003, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Oiltec" to the unaudited financial statements of Oiltec Resources Ltd. ("Oiltec") as at March 31, 2004 and for the three months then ended and the audited financial statements of Oiltec for the year ended December 31, 2003, respectively, and found them to be in agreement.
3. Compared the figures in the column captioned "Denison Properties" to the audited Schedule of Revenue, Royalties and Operating Expenses of the Denison Properties for the year ended December 31, 2003, and found them to be in agreement.
4. Compared the figures in the column captioned "Carson Properties" to the audited Schedule of Revenue, Royalties and Operating Expenses of the Carson Properties for the six months ended June 30, 2003 and found them to be in agreement.
5. Made enquiries of certain officials of Forte who have responsibility for financial and accounting matters about:
    a) The basis for determination of the pro forma adjustments; and
    b) Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

    The officials:

    a) Described to us the basis for determination of the pro forma adjustments; and
    b) Stated that the unaudited pro forma consolidated statements comply as to form in all material respects with regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
6. Read the notes to the unaudited pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Forte", "Oiltec", "Denison Properties" and "Carson Properties" as at March 31, 2004 and for the three months ended March 31, 2004 and for the year ended December 31, 2003, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
May 21, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

FORTE RESOURCES INC.

Pro forma Consolidated Balance Sheet

As at March 31, 2004
(Unaudited)
(Expressed in thousands of dollars)

	Forte $	Oiltec $	Pro forma Adjustments Note 2 $		Pro forma Consolidated $
ASSETS					
Current assets					
Cash	1,488	-	-		1,488
Accounts receivable	4,554	2,706	-		7,260
	6,042	2,706	-		8,748
Property and equipment	44,157	53,945	5,435	(a)	103,537
Goodwill	-	-	16,886	(a)	16,886
	50,199	56,651	22,321		129,171
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	5,883	5,204	2,004	(a)	13,091
Revolving bank loans	8,324	12,878	11,454	(a)	32,656
	14,207	18,082	13,458		45,747
Asset retirement obligation	4,042	1,690			5,732
Future income taxes	1,219	3,001	8,500	(a)	12,720
	19,468	22,773	21,958		64,199
SHAREHOLDERS' EQUITY					
Share capital	30,015	29,354	4,887	(a)	64,256
Contributed surplus	12	484	(484)	(a)	12
Retained earnings	704	4,040	(4,040)	(a)	704
	30,731	33,878	363		64,972
	50,199	56,651	22,321		129,171

FORTE RESOURCES INC.

Pro forma Consolidated Statement of Operations

Three Months Ended March 31, 2004
(Unaudited)
(Expressed in thousands of dollars, except for per share amounts)

	Forte $	Oiltec $	Pro forma Adjustments Note 2 $		Pro forma Consolidated $
REVENUE					
Petroleum and natural gas sales	5,576	5,568	1,494	(f)	12,638
EXPENSES					
Royalties	1,060	1,276	296	(f)	2,632
Operating	1,691	1,231	433	(f)	3,355
General and administrative	287	494	(269)	(d)	512
Depletion, depreciation and accretion	2,230	2,276	951	(b)	5,457
Unrealized loss on risk management	-	195	-		195
Interest	187	156	202	(c)	545
	5,455	5,628	1,613		12,696
INCOME (LOSS) BEFORE TAXES	121	(60)	(119)		(58)
PROVISION FOR INCOME TAXES	89	(50)	98	(e)	137
NET INCOME (LOSS)	32	(10)	(217)		(195)
NET INCOME (LOSS) PER SHARE (Note 3(d))					
Basic					(0.01)
Diluted					(0.01)

FORTE RESOURCES INC.

Pro forma Consolidated Statement of Operations

Year Ended December 31, 2003

(Unaudited)

(Expressed in thousands of dollars, except for per share amounts)

	Forte $	Denison Properties $	Carson Properties $ (6 months)	Oiltec $	Pro forma Adjustments Note 2 $		Pro forma Consolidated $
REVENUE							
Petroleum and natural gas sales	18,630	8,652	4,430	18,606	-		50,318
EXPENSES							
Royalties	3,330	1,867	988	4,278	-		10,463
Operating	6,400	2,014	825	3,921	-		13,160
General and administrative	885	-	-	1,749	(799)	(d)	1,835
Depletion, depreciation and accretion	6,974	-	-	7,393	4,807	(b)	19,174
Interest	336	-	-	545	1,027	(c)	1,908
	17,925	3,881	1,813	17,886	5,035		46,540
INCOME BEFORE TAXES	705	4,771	2,617	720	(5,035)		3,778
PROVISION FOR INCOME TAXES	474	-	-	(875)	2,528	(e)	2,127
NET INCOME (LOSS)	231	4,771	2,617	1,595	(7,563)		1,651
NET INCOME PER SHARE (Note 3(d))							
Basic							0.06
Diluted							0.05

Notes to the Pro forma Consolidated Financial Statements

Three Months Ended March 31, 2004 and Year Ended December 31, 2003
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except for per share amounts)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Forte Resources Inc. ("Forte") have been prepared by management of Forte in accordance with Canadian generally accepted accounting principles. These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Information Circular and Proxy Statement of Oiltec Resources Ltd. ("Oiltec") dated May 21, 2004 ("Circular") with respect to a Plan of Arrangement involving Oiltec and Forte. Pursuant to the Arrangement Agreement dated May 2, 2004 between Forte and Oiltec ("Oiltec Arrangement"), the shareholders of Oiltec will receive $1.40 per share to a maximum of 25% of the common shares of Oiltec outstanding and 0.45 of a Forte common share to a maximum of 75% of the common shares of Oiltec offered in exchange for Forte common shares. Both Forte and Oiltec are engaged in the business of acquisition, exploration, development and production of petroleum and natural gas properties in Western Canada. The continuing public entity after the completion of the arrangement will be Forte Resources Inc.

The unaudited pro forma consolidated balance sheet of Forte as at March 31, 2004 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 ("the Pro Forma Financial Statements") have been prepared from information derived from the following (all as included in the accompanying Circular):

- Unaudited consolidated financial statements of Forte as at and for the three months ended March 31, 2004 and the audited consolidated financial statements of Forte as at and for the year ended December 31, 2003;
- Audited Schedule of Revenue, Royalties and Operating Expenses of the Denison Properties for the year ended December 31, 2003;
- Audited Schedule of Revenue, Royalties and Operating Expenses of the Carson Properties for the six months ended June 30, 2003 (Forte acquired these properties effective, July 1, 2003); and
- Unaudited financial statements of Oiltec as at and for the three months ended March 31, 2004 and the audited financial statements of Oiltec as at and for the year ended December 31, 2003.

1. BASIS OF PRESENTATION (Continued)

In the opinion of management of Forte, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions and assumptions as if they had occurred at the balance sheet date while the unaudited pro forma consolidated statements of operations give effect to the proposed transactions and assumptions as if they had occurred at January 1, 2003. The Pro Forma Financial Statements are not necessarily indicative of the results of operations that would have occurred for the three month period ended March 31, 2004 and the year ended December 31, 2003 or for future years. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect operating synergies and general and administrative cost savings that may result from combining the operations of Forte, except for certain general and administrative expenses, which relate to the operation of Oiltec as a separate public company. The Oiltec Arrangement is subject to regulatory and shareholder approval. As a result, there is no assurance that the arrangements will be completed.

The accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used by Forte in the audited consolidated financial statements as at and for the year ended December 31, 2003. The Pro Forma Financial Statements should be read in conjunction with the financial statements or financial information of Forte, Oiltec, the Denison properties and the Carson Properties.

2. PROPOSED TRANSACTIONS AND ASSUMPTIONS

(a) Purchase of Oiltec Resources Ltd.

On May 2, 2004, Forte and Oiltec entered into an Arrangement Agreement (the "Agreement") whereby the shareholders of Oiltec will receive cash and shares of Forte in exchange for their Oiltec shares. Upon conclusion of the transaction, the Board of Directors of Forte will consist of seven Forte directors and one Oiltec director. The transaction has been accounted for in the Pro Forma Financial Statements as a purchase of Oiltec by Forte.

(Tabular amounts expressed in thousands of dollars, except for per share amounts)

2. PROPOSED TRANSACTIONS AND ASSUMPTIONS (Continued)

The unaudited pro forma consolidated balance sheet of Forte as at March 31, 2004 gives effect to the acquisition of Oiltec by Forte as if it had occurred on March 31, 2004. The total outstanding number of common shares of Oiltec is assumed to be 32,727,030 at March 31, 2004, after giving effect to the exercise of 1,029,000 common share purchase options. The values assigned to the net assets of Oiltec acquired are as follows:

	(000's) $
Net assets acquired:	
Current assets, including share option proceeds	3,839
Petroleum and natural gas properties	59,380
Current liabilities	(5,204)
Asset retirement obligation	(1,690)
Future tax liability	(11,501)
Goodwill	16,886
Bank debt	(12,878)
	48,832
Consideration:	
Common shares (11,045,373 shares)	34,241
Cash	11,454
Acquisition and severance costs	3,137
	48,832

The allocation of the purchase price will be finalized after the arrangements are approved and the fair values of the assets and liabilities acquired have been determined. Accordingly, the above allocation could be subject to change. The value assigned to the shares issued has been based on the trading price for the shares of Forte for a period before May 2, 2004, the date of the Arrangement Agreement.

(b) Depreciation, depreciation and amortization

Depletion, depreciation and amortization, including asset retirement obligations, has been calculated on a consolidated basis incorporating the assigned values to the Oiltec Assets determined in the purchase allocation, and property costs related to the Denison and Carson Properties.

Notes to the Pro forma Consolidated Financial Statements
Three Months Ended March 31, 2004 and Year Ended December 31, 2003
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except for per share amounts)

2. PROPOSED TRANSACTIONS AND ASSUMPTIONS (Continued)

c) Interest

Interest expense for the period ended March 31, 2004 and for the year ended December 31, 2003 has been adjusted to reflect the increase in bank loans and other loans related to the acquisition of Oiltec, the Carson Properties and the Denison Properties.

(d) General and administrative

General and administrative costs related to Oiltec have been reduced for certain expenses related to Oiltec operating as a separate public company.

(e) Future income taxes

The provision for future income taxes has been adjusted to reflect all of the above assumptions.

(f) Denison Properties

The Denison Properties were acquired effective March 9, 2004 and the results of operations from that date forward have been included in the consolidated financial statements of Forte. Net operations for the period from January 1, 2004 to May 9, 2004 have been included in the pro forma adjustments.

3. PRO FORMA SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares issuable in series

(b) Common shares issued and outstanding

	Number of Shares	Amount (000's) $
Shares held by Forte shareholders as at March 31, 2004	21,594,549	30,015
Shares issued to Oiltec shareholders	11,045,373	34,241
	32,639,922	64,256

Notes to the Pro forma Consolidated Financial Statements

Three Months Ended March 31, 2004 and Year Ended December 31, 2003
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except for per share amounts)

3. PRO FORMA SHARE CAPITAL (Continued)

(c) Per share amounts

The following weighted average number of shares are based on the weighted average number of Forte shares for the relevant periods plus common shares issued in Note 2 (a) as if they were issued at the beginning of the relevant periods ended:

	March 31, 2004	December 31, 2003
Basic	29,708,334	29,268,829
Diluted	33,232,038	32,275,721

APPENDIX H

OILTEC FAIRNESS OPINION


PETERS & CO. LIMITED

3900 Bankers Hall West
888 Third Street S.W.
Calgary, Alberta T2P 5C5
Tel.: (403) 261-4850
www.petersco.com

May 20, 2004

Oiltec Resources Ltd.
Suite 1825, 510 – 5th Street S.W.
Calgary, Alberta
T2P 3S2

Attention: The Special Committee of the Board of Directors of Oiltec Resources Ltd.

Dear Sirs:

Peters & Co. Limited ("Peters & Co.") understands that Oiltec Resources Ltd. ("Oiltec" or the "Company") and Forte Resources Inc. ("Forte") have signed an arrangement agreement (the "Arrangement Agreement") which contemplates a plan of arrangement (the "Arrangement") pursuant to which Forte will acquire all of the issued and outstanding shares of Oiltec. Pursuant to the Arrangement, holders of common shares of Oiltec (the "Oiltec Common Shares") will receive: (i) 0.45 of a common share of Forte pursuant to the Arrangement (the "Forte Common Shares") for each Oiltec Common Share held; or (ii) $1.40 in cash; or (iii) a combination thereof (the "Transaction").

The Transaction is subject to the terms and conditions of the Arrangement Agreement including: (i) approvals of the shareholders of Oiltec (at the 66⅔% level) at the annual and special meeting of Oiltec's shareholders; and (ii) receipt of all applicable approvals, including those of The Toronto Stock Exchange and certain lenders. Directors and officers of Oiltec owning approximately 12% of the Oiltec Common Shares have entered into lock-up agreements (the "Lock-Up Agreements") pursuant to which they have agreed to vote in favour of the Transaction.

In February 2004, Oiltec formed a special committee of its board of directors (the "Board") and retained Peters & Co. as its financial advisor to provide financial advisory services including the provision of a written opinion as to the fairness, from a financial point of view, of the Transaction to the existing holders of Oiltec Common Shares (the "Fairness Opinion"). Pursuant to the terms of our engagement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets or shares involved in the Transaction and this Fairness Opinion should not be construed as such. However, Peters & Co. has performed financial analyses which it considered to be appropriate and necessary in the circumstances and such analyses support the conclusions reached in the Fairness Opinion. Oiltec has agreed to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use of the Fairness Opinion by Oiltec.

Qualifications of Peters & Co.

Peters & Co. is an independent, fully-integrated investment dealer headquartered in Calgary, Alberta. The firm specializes in investments in the Canadian energy industry. Peters & Co. was founded in 1971 and is a member of The Toronto Stock Exchange, the TSX Venture Exchange, the Investment Dealers Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of Peters & Co., is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation in the United States.

Peters & Co. provides investment services to institutional investors and individual private clients; employs its own trading group; does specialized and comprehensive investment research on the oil and natural gas and

oilfield services industries; and is an active underwriter for, and financial advisor to, companies active in the Canadian energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving oil and natural gas companies and oilfield services companies in Canada and internationally and have acted as financial advisors in a significant number of transactions involving evaluations of, and opinions for, private and publicly-traded companies.

The opinion expressed herein is the opinion of Peters & Co. as a firm. The form and content of the Fairness Opinion has been reviewed and approved for release by certain senior partners of Peters & Co., all of whom are experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship of Peters & Co. with Interested Parties

Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Oiltec or Forte. Neither Peters & Co. nor any of its affiliates is acting as an advisor to Oiltec or Forte in connection with any matter, other than acting as a financial advisor to Oiltec as described above. Peters & Co., however, acted as lead agent to Oiltec in connection with its initial public offering in September 1993.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of Oiltec and Forte from time to time and has executed, or may execute, transactions in the securities of Oiltec and Forte for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide research reports and investment advice to its clients on investment matters, including the Oiltec Common Shares and the Transaction. There are no understandings or agreements between Peters & Co. and either Oiltec or Forte with respect to any future business dealings.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, among other things, the following:

(i) the Arrangement Agreement dated April 30, 2004;

(ii) the most recent draft of the information circular to be distributed by Oiltec to its securityholers in connection to the Transaction;

(iii) the Lock-Up Agreements dated April 30, 2004;

(iv) the annual report to holders of Oiltec Common Shares and the audited consolidated financial statements of Oiltec for the 12-month period ended December 31, 2003;

(v) the interim report and unaudited consolidated financial statements of Oiltec for the three-month period ended March 31, 2004;

(vi) the corporate, operating and capital budget of Oiltec as prepared by Oiltec's senior management, dated March 17, 2004;

(vii) information concerning the current production of certain properties of Oiltec as prepared by Oiltec's senior management;

(viii) the reserves evaluation prepared by McDaniel & Associates Consultants Ltd. ("McDaniel"), independent petroleum engineers, effective December 31, 2003, evaluating the crude oil, natural gas and natural gas liquids reserves attributable to all of the properties of Oiltec and utilizing McDaniel's commodity pricing and foreign exchange rate forecasts as at January 1, 2004;

(ix) the evaluation of unproven acreage interests of Oiltec, as prepared by McDaniel, effective December 31, 2003;

(x) the estimated tax pool balances of Oiltec as prepared by Oiltec's senior management, as at December 31, 2003;

(xi) a schedule of issued and outstanding Oiltec Common Shares and options to purchase Oiltec Common Shares as prepared by Oiltec's senior management;

(xii) a corporate presentation of Oiltec prepared by Oiltec's senior management dated March 24, 2004;

(xiii) a schedule of Oiltec's monthly operating information and cash flows from January 1, 2003 to December 31, 2003 and from January 1, 2004 to February 28, 2004;

(xiv) the purchase and sale agreement between Oiltec and Nexxtep Resources Ltd. with regards to the McTaggart and Souris Flats properties dated February 25, 2004;

(xv) a corporate presentation of Forte prepared by Forte's senior management dated April 2004;

(xvi) the interim report and unaudited consolidated financial statements of Forte for the three-month period ended March 31, 2004;

(xvii) the audited consolidated financial statements of Forte Oil Corporation for the twelve-month periods ended December 31, 2003 and December 31, 2002;

(xviii) the management discussion and analysis of operating results of Forte Oil Corporation for the nine-month period ended September 30, 2003;

(xix) the indicative term sheet by ATB Financial, the lender to Forte, with regards to Forte's revolving production loan facility and revolving acquisition loan facility, dated February 26, 2004;

(xx) the audit report by Deloitte & Touche LLP to the board of directors of Forte Oil Corporation dated March 25, 2004;

(xxi) the statement of revenue and operating expenses for the Red Earth properties for the 11-month period ended November 30, 2002 and the statement of revenue and operating expenses for the Carson properties for the six-month period ended June 30, 2003, as prepared by Deloitte & Touche LLP;

(xxii) the estimated tax pool balances of Forte as at December 31, 2003, as prepared by Forte's senior management;

(xxiii) the reserves evaluation prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineers, effective October 1, 2003, evaluating certain crude oil, natural gas and natural gas liquids reserves attributable to Forte's properties and utilizing GLJ's commodity pricing and foreign exchange rate forecasts as at January 1, 2004;

(xxiv) the reserves evaluation prepared by Sproule Associates Limited ("Sproule"), independent petroleum engineers, effective October 1, 2003, evaluating certain crude oil, natural gas and natural gas liquids reserves attributable to Forte's properties and utilizing Sproule's commodity pricing and foreign exchange rate forecasts as at October 1, 2003;

(xxv) the reserves evaluation prepared by Martin & Brusset Associates ("M&B"), independent petroleum engineers, effective October 1, 2003, evaluating certain crude oil, natural gas and natural gas liquids reserves attributable to Forte's properties and utilizing GLJ's commodity pricing and foreign exchange rate forecasts as at January 1, 2004;

(xxvi) the corporate, operating and capital budget of Forte as prepared by Forte's senior management dated March 2004;

(xxvii) the joint information circular with respect to the plan of arrangement involving Forte and Denison Oil Corporation and 1087215 Alberta Ltd. dated February 3, 2004;

(xxviii) the responses of Forte's senior management to the due diligence session on April 29, 2004;

(xxix) information obtained in various discussions with senior management of Oiltec and Forte with respect to, among other things, the business, financial position, operations, key assets and future potential of Oiltec and Forte, including views as to the outlook for Oiltec and Forte, given the current and expected commodity price environment; and

(xxx) certain other confidential financial, operational, legal, corporate and other information prepared or provided by the senior management of Oiltec and Forte.

In addition to the information detailed above, we have:

(i) reviewed certain publicly available information pertaining to current and expected future oil and natural gas prices and other economic factors;

(ii) reviewed and considered other selected, recent transactions involving Canadian oil and natural gas companies;

(iii) reviewed publicly available information concerning the trading of, and the trading market for, the Forte Common Shares, as well as the common shares of certain other selected Canadian public oil and natural gas companies;

(iv) reviewed the operating and financial performance and business characteristics of Oiltec and Forte relative to the performance and characteristics of other selected Canadian public oil and natural gas companies;

(v) received representations contained in certificates dated as of the date hereof and addressed to us from certain senior officers of Oiltec and Forte, respectively, as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

(vi) reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.

Peters & Co. was granted full and unrestricted access by Oiltec and Forte to their respective senior management groups and consultants and was, to the best of our knowledge, provided with all material information.

Assumptions and Limitations

This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Oiltec and Forte as reflected in the information and documents reviewed by us and as represented to us in our discussions with the management of Oiltec and Forte. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the "Information") obtained by it from public sources or received from Oiltec and Forte and their respective consultants or advisors or otherwise pursuant to our engagement, and the Fairness Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of our professional judgment, and except as expressly described herein, Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Information.

Certain senior officers of Oiltec and Forte represented to us, in certificates delivered as at the date hereof, among other things, that the Information provided to us on behalf of Oiltec and Forte, respectively, is complete and correct at the date the Information was provided, and that since the date of the provision of the Information, there has been no material change, financial or otherwise, in the position of Oiltec or Forte or their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change of any material facts which is of a nature so as to render the Information untrue or misleading in any material respect. With respect to any financial forecasts and projections provided to Peters & Co. and used in our analyses, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of Oiltec or Forte, as to the matters covered thereby, and in rendering our Fairness Opinion we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

Fairness Opinion and Reliance

Based upon our analysis and subject to all of the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the holders of Oiltec Common Shares.

This Fairness Opinion may be relied upon by the Board for the purposes of considering the Transaction, but may not be used or relied upon by any other person without our express prior written consent.

Yours truly,

signed *"Peters & Co. Limited"*

PETERS & CO. LIMITED

PRESS RELEASE

June 30, 2004
Calgary, Alberta

FORTE RESOURCES INC. ANNOUNCES $7.7 MILLION FLOW-THROUGH FINANCING

Forte Resources Inc. ("Forte") announced today that it has entered into a bought deal financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. to issue 2.0 million flow-through common shares on a private placement basis at a price of $3.85 per flow-through common share for gross proceeds of $7.7 million. Completion of this transaction is subject to receipt of all necessary regulatory approvals. This transaction is expected to close in July 2004.

Proceeds from this offering will be used to fund Forte's ongoing exploration activities.

For further information, please contact:

Forte Resources Inc., T. J. (Tom) MacKay, Chairman and Chief Executive Officer, (403) 237-5163, or
Douglas N. Baker, President and Chief Financial Officer, (403) 237-5163

This news release shall not constitute an offer to sell or the solicitation of any offer to buy securities in any jurisdiction. The Forte common shares have not been nor will be registered under the United States Securities Act of 1933, and they may not be offered or sold in the United States absent registration or an exemption from registration.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FORTE RESOURCES INC.



SEDAR DOCUMENTATION
JANUARY 2004 TO APRIL 28, 2005

Volume 2 of 2

<u>**Volume 1**</u>

24. Notice of Annual and Special Meeting (June 22, 2004), Notice of Petition and Information Circular and Proxy Statement with respect to Plan of Arrangement (Oiltec Resources Ltd.) dated May 21, 2004)

25. News Release dated June 30, 2004

Volume 2

26. Material Change Report dated July 7, 2004

27. News Release dated July 20, 2004

28. MD&A for the six months ending June 30, 2004

29. Interim financial statements for the six months ending June 30, 2004

30. Form 52-109FT2 – Certification of Interim Filings – CFO, dated August 12, 2004

31. Form 52-109FT2 – Certification of Interim Filings – CEO, dated August 12, 2004

32. News Release dated October 26, 2004

33. News Release dated November 10, 2004

34. MD&A for the nine months ended September 30, 2004

35. Interim financial statements for the nine months ended September 30, 2004

36. Form 52-109FT2 – Certification of Interim Filings – CFO, dated November 10, 2004

37. Form 52-109FT2 – Certification of Interim Filings – CEO, dated November 10, 2004

38. Notice pursuant to Section 4.9 of NI 51-102, dated November 30, 2004

39. Material Change Report dated December 1, 2004

40. Early Warning Report dated for the period ending November 30, 2004

41. News Release dated December 16, 2004

42. News Release dated January 26, 2005

43. Notice of the meeting and record date, dated February 3, 2005

44. Material Change Report dated February 7, 2005

45. Early Warning Report dated for the period ending January 31, 2005

46. News Release dated February 3, 2005

47. News Release dated February 23, 2005

48. News Release dated February 24, 2005

49. Security holders documents filed March 21, 2005

50. Security holders documents filed March 21, 2005

51. Security holders documents filed March 21, 2005
52. Security holders documents filed March 21, 2005
53. News Release dated March 21, 2005
54. Notice of Meeting filed March 29, 2005
55. Management Information Circular filed March 29, 2005
56. Form of Proxy filed March 29, 2005
57. Annual Report filed March 29, 2005
58. ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers filed March 30, 2005
59. MD&A filed March 30, 2005
60. Form 52-109FT1 – Certification of Annual Filings – CFO filed March 30, 2005
61. Form 52-109FT1 – Certification of Annual Filings – CEO filed March 30, 2005
62. Audited Financial Statements filed March 30, 2005
63. News Release dated March 31, 2005
64. Annual Information Form filed March 31, 2005
65. News Release dated April 8, 2005
66. News Release dated April 8, 2005
67. Certificate re dissemination to Shareholders dated April 8, 2005
68. Auditors' Report dated March 15, 2005
69. Audited Annual Financial Statements filed April 25, 2005
70. Report of Voting Results dated April 27, 2005
71. Audited Annual Financial Statements filed April 27, 2005



FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Forte Resources Inc. ("Forte")
2450, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

2. **Date of Material Change:**

June 30, 2004

3. **News Release:**

A press release disclosing the details outlined in this Material Change Report was issued by Forte on June 30, 2004 and disseminated through the facilities of CCNMatthews and would have been received by the securities commissions where Forte is a "reporting issuer" and the stock exchanges on which the securities of Forte are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

Forte announced that it has entered into a bought deal financing agreement led by FirstEnergy Capital Corp. and a syndicate of underwriters. Pursuant to the terms of the agreement, 2,000,000 flow-through shares will be issued on a private placement basis at a price of $3.85 per flow-through share for gross proceeds of $7.7 million.

The net proceeds from the offering will be used to fund Forte's ongoing exploration activities.

Closing is subject to normal closing conditions including obtaining required regulatory approvals and is scheduled for July 20, 2004.

5. **Full Description of Material Change:**

See Item 4 above.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

N/A

8. Executive Officer:

For further information, please contact:

Douglas N. Baker, President and Chief Financial Officer
Telephone: (403) 237-5163
Facsimile: (403) 237-5256

9. Date of Report:

July 7, 2004

FORTE RESOURCES INC.

Per: "Douglas N. Baker"
Douglas N. Baker
President and Chief Financial Officer

FOR IMMEDIATE RELEASE JULY 20, 2004

FORTE RESOURCES INC. CLOSES $7.7 MILLION EQUITY FINANCING

Calgary, Alberta – Forte Resources Inc. ("Forte") is pleased to announce that it has closed its previously announced private placement of 2,000,000 flow-through common shares at a price of $3.85 per share for gross proceeds of $7,700,000.

FirstEnergy Capital Corp., GMP Securities Ltd. and Haywood Securities Inc. acted as underwriters for the offering. Upon closing of the offering, Forte will have approximately 35.5 million shares outstanding. Forte will use the proceeds of the offering to incur Canadian exploration expenses on its properties and will renounce such expenditures to subscribers for the 2004 tax year.

Forte is a Canadian company engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas. Forte's common shares are listed on the Toronto Stock Exchange under the symbol "FRZ".

Forte's new releases can be accessed electronically through the website of CNN Matthews at www.cnnmatthews.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry. (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projects relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from the potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect Forte's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.

For further information, please contact:

Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403) 237-5163
Facsimile: (403) 237-5256

Attention: Douglas N. Baker, President and Chief Financial Officer
Email: dbaker@forteoil.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis was prepared as at August 9, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months and six months ended June 30, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results in dollar terms and on a boe basis for the six months ended June 30, 2004 and 2003 are provided below:

	Six months ended June 30, 2004		Six months ended June 30, 2003		Difference	
	$000's	$ boe$0	00's	$ boe$0	00's	$ boe
Revenue						
Oil and liquids	10,260	37.16	7,345	40.22	2,915	(3.06)
Natural gas	3,241	39.48	540	45.78	2,701	(6.30)
	13,501	37.69	7,885	40.56	5,616	(2.86)
Royalties	2,555	7.13	1,476	7.59	1,079	(0.46)
Operating	4,422	12.35	2,586	13.30	1,836	(0.95)
General and administrative	600	1.68	368	1.89	232	(0.22)
Interest	311	0.87	55	0.28	256	0.59
	5,613	15.68	3,400	17.50	2,213	(1.82)
Stock option expense	125	0.35	-	-	(125)	(0.35)
Depletion, depreciation and accretion	5,301	14.80	2,248	11.56	(3,053)	(3.24)
Income taxes	225	0.63	593	3.05	368	2.42
Net income (loss)	(38)	(0.10)	559	2.89	(597)	(2.98)

Forte's operating results in dollar terms and on a boe basis for the three months ended June 30, 2004 and 2003 are provided below:

	Three months ended June 30, 2004		Three months ended June 30, 2003		Difference	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	6,023	38.91	3,672	38.10	2,351	0.81
Natural gas	1,902	39.10	250	41.84	1,652	(2.73)
	7,925	38.96	3,922	38.32	4,003	0.64
Expenses						
Royalties	1,495	7.35	651	6.36	844	0.99
Operating	2,731	13.42	1,454	14.21	1,277	(0.78)
General and administrative	316	1.55	217	2.12	99	(0.57)
Interest	124	0.61	26	0.25	98	0.36
	3,259	16.03	1,574	15.39	1,685	0.64
Stock option expense	122	0.60	-	-	(122)	(0.60)
Depletion, depreciation and accretion	3,071	15.10	1,154	11.28	(1,917)	(3.82)
Income Taxes	136	0.67	247	2.41	111	1.74
Net Income (loss)	(70)	(0.33)	173	1.70	(243)	(2.03)

Revenue increased by 71% in the first six months of 2004 and 102% in the second quarter compared with the same periods of 2003. Production was 83% higher for the first six months and 99% higher in the second quarter. This was the primary contributor to higher revenues. Oil revenue was also reduced by the impact of hedging losses of $1.76 million ($6.39 per bbl) in the first six months of 2004 and $970,000 ($6.27 per bbl) in the second quarter. Hedging losses in the first six months of 2003 were $846,000 ($4.63 per bbl) and $221,000 ($2.29 per bbl) in the second quarter. The following tables show the change in components of revenue:

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	Total
Six months ended June 30, 2003	7,345	540	7,885
Effect of change in prices	(558)	(74)	(633)
Effect of change in production	3,473	2,775	6,249
Six months ended June 30, 2004	10,260	3,241	13,501

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	Total
Three months ended June 30, 2003	3,672	250	3,922
Effect of change in prices	78	(16)	62
Effect of change in production	2,273	1,668	3,941
Three months ended June 30, 2004	6,023	1,902	7,925

Production increased by 894 boe/d or 83% for the first six months and 1,111 boe/d or 99% for the second quarter. The following table shows the production for each product:

Production	Six months ended June 30, 2004	2003	Three months ended June 30, 2004	2003
Crude oil (bbls/d)	1,402	997	1,591	1,049
Liquids (bbls/d)	115	12	110	10
	1,517	1,009	1,701	1,059
Natural gas (mcf/d)	2,706	391	3,207	394
BOE (boe/d)	1,968	1,074	2,236	1,125

Royalties averaged 19% of revenue in 2004. Royalty rates as a percentage of revenue calculated before consideration of hedging losses were 16.8% which was consistent with 2003.

Operating costs decreased by $0.95 per boe to for the first six months and $0.78 per boe for the second quarter compared to the same 2003 periods due primarily to lower water handling costs. Overall, Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's target average operating costs for the first six months was $9.84 per boe. During the first six months of 2004, Forte completed three projects which are *expected to reduce operating costs further.*

- installation of a remote monitoring system for the Panny area
- electrification of wells in the Trout area
- re-negotiation of water handling fees in the House Creek area

General and administrative expenses increased on an absolute basis but decreased on a boe basis. Managing the higher production levels required additional staff, which resulted in adding additional office premises, increased salaries and higher consulting fees. Recoveries from partners decreased as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the exploration effort and are therefore capitalized as part of the cost of oil and gas property and deducted from the expense. The impact of cost recoveries and capitalized amounts is summarized as follows:

General and Administrative ($ Thousands)	Six months ended June 30, 2004	2003	Three months ended June 30, 2004	2003
Gross expenditures	992	844	436	431
Recoveries from partners	(125)	(235)	(37)	(116)
	867	609	399	315
Capitalized portion	(267)	(241)	(83)	(98)
	600	368	316	217

Interest expense, including bank charges, increased by $256,000 in the first six months of 2004 and by $98,000 in the second quarter primarily due to higher loan balances and loan fees attributed to new credit facilities.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The rate per boe of $14.80 for the first six months and $15.10 for the second quarter was $3.24 and $3.82 per boe higher, respectively, than the comparable periods of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in

the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes is greater than would be expected because of stock option expenses which are not deductible for income tax purposes and hedging losses which are not deductible in calculating the resource allowance for income tax purposes. The impact of each is illustrated in the following table:

	Six months ended June 30,		Three months ended June 30,	
($ Thousands)	**2004**	**2003**	**2004**	**2003**
Net Income (loss)	187	1,152	66	420
Tax rate	37.50%	40.75%	37.50%	40.75%
Expected provision	70	469	25	171
Increase from				
Stock option expense	47	-	45	-
Hedging impact	165	86	91	23
Other	(57)	38	(25)	53
	225	593	136	247

Capital expenditures are indicated below:

Capital Expenditures	**Six months ended June 30,**		**Three months ended June 30,**	
($ Thousands)	**2004**	**2003**	**2004**	**2003**
Acquisitions	681	10,942	-	10,932
Exploration, land and seismic	1,329	1,207	959	647
Drilling, completion and workovers	746	2,814	493	579
Equipping	606	1,677	79	507
Other	27	60	39	20
	3,389	16,700	1,570	12,685

The Oiltec Acquisition closed on June 23, 2004 by way of Plan of Arrangement. Pursuant to the arrangement, Forte issued 10,515,935 common shares and paid $11,864,000 for 100% of the outstanding shares of Oiltec. In addition, Forte assumed Oiltec bank debt of $13,963,000. A value of $59.4 million was assigned to the petroleum and natural gas properties acquired net of asset retirement obligations. The economics of this acquisition are summarized below:

Reserve value assigned net of land ($000's):	53,380
Proven and probable reserves (MBOE):	4,396
Daily production (boe/d):	1,400
$/BOE reserves:	12.14
$/BOE/D production:	38,128

Liquidity – Forte has a $37.6 million revolving line of credit reducing to $34.5 million by December 31, 2004 of which $35.8 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. The borrowing base calculation is subject to review at least annually with the next review scheduled for April 2005. The loans have certain covenants including quarterly tests of the working capital ratio, debt to equity ratio and debt to cash flow ratio.

On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. On July 20, 2004 the Company issued 2.0 million flow-through common shares at

$3.85 per share to raise $7.7 million before consideration of share issue costs. The un-drawn credit line and ongoing cash flow from operations is sufficient to fund the Company's capital expenditure budget for the remainder of the year. Working capital deficiency excluding debt is $1.6 million. At June 30, 2004 there were 33,511,184 common shares outstanding. In April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $4.8 million at June 30, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	**As reported**	**Change**	**As Restated**
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

The Company has forward sale contracts representing 300 barrels per day at $35.72 Cdn for the period from July1, 2004 to September 30, 2004 and 300 barrels per day at $41.15 Cdn for the month of July, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for the Company's oil production. The contracts, which settle monthly qualify for hedge accounting and any gains or losses are included in oil revenue.

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($ Thousands)	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Total**
	187	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions. In addition, Forte has assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. Management believes that it will enter into sublet arrangements for this space.

Selected Quarterly Information (1)

	2004		2003				2002	
($Thousands, except per share)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue, net of royalties	6,429	4,516	4,503	4,389	3,271	3,137	2,040	857
Cash flow from								
operations	3,259	2,354	1,908	2,364	1,574	1,825	1,198	547
Per share - basic	0.14	0.15	0.12	0.15	0.10	0.11	0.08	0.04
Per share - diluted	0.13	0.12	0.10	0.12	0.08	0.09	0.07	0.03
Net earnings	(70)	32	124	(452)	173	386	334	89
Per share - basic	(0.00)	0.00	0.01	(0.03)	0.01	0.02	0.02	0.01
Per share - diluted	(0.00)	0.00	0.01	(0.03)	0.01	0.02	0.02	0.00
Total Assets	121,368	50,199	37,688	35,603	36,507	24,801	21,263	17,886
Bank Debt	35,765	8,324	11,077	11,149	13,927	351	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	**2002**	**2001**
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,263	13,235
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is

impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 percent evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downwards revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at June 30, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

Forte is a junior exploration and development company that has focused on building a strong asset base through a strategy based upon economic acquisitions followed by production enhancement and optimization operations combined with a ground floor exploration program. As we enter the second half of 2004 Forte will be placing a greater emphasis on drilling.

The second half of 2004 will be an exciting period for the Company, which has a strong production base at over 3,600 boe/d and an aggressive drilling budget of impact prospects. Its drilling program for the remainder of 2004 and first quarter of 2005 will include:

- at least six impact natural gas prospects in the Peace River Arch Area of Alberta;
- over ten wells on Oiltec lands in the Laprise Area of Northeast British Columbia;
- six to ten wells on Oiltec lands in the Redwater Area of Alberta, and
- several drilling locations in other areas as well as continued exploitation and production enhancement activities.

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. Among analysts, economists and experts of geo-political forces there seems to be an emerging consensus that conditions should continue to remain favorable for product prices for the near term although prices may soften somewhat from current levels.

Forte has hedges in place for 300 boe/d of its production at approximately $35.00 Cdn. However, these hedges will expire at September 30, 2004 at which time the Company will fully participate in the benefits of higher product prices.

FOR IMMEDIATE RELEASE
AUGUST 12, 2004
FORTE RESOURCES INC. ANNOUNCES SECOND QUARTER RESULTS

Calgary, Alberta – **Forte Resources Inc.** (TSE:FRZ) ("Forte" or the "Company") releases its results for the second quarter of 2004.

During the second quarter of 2004 the Company completed another major step in its growth by acquiring 100% of the shares of Oiltec Resources Ltd. The Oiltec acquisition closed on June 23, 2004. The impact of the Oiltec acquisition on future operations is significant:

- an immediate increase of 1,400 boe/d of production. Total production for Forte is currently 3,600 boe/d;
- two new core exploration areas in Redwater, Alberta and Laprise, British Columbia providing numerous drilling locations;
- an addition of 4.4 million boe of proven plus probable reserves based upon an independent engineering report.

Capital expenditures were $1.57 million during the second quarter. To date in 2004, Forte has drilled four wells resulting in two producing wells (.56 net) and two abandonments (1.33 net). The major capital expenditure during the second quarter was the $60 million acquisition of Oiltec Resources Ltd. The Company issued 10.5 million shares, paid $11.864 million cash and assumed debt of $14.0 million to complete the acquisition. The acquisition provides 1,400 boe/d of additional production, 4.4 mboe of reserves and several drilling locations.

Financial results for the period ended June 30, 2004 included operations of the Oiltec properties for a period of eight days. Cash flow from operations grew by 107% in the second quarter to $3,259,000 ($0.14 per share) when compared to the second quarter of 2003. This was primarily due to increased production which was 99% higher than 2003. Production averaged 2,236 boe/d compared to 1,125 boe/d in the second quarter of 2003. Oil and gas revenue increased by 102% to $7.9 million. Forte's natural gas price declined 7% to $6.52 per mcf and the average oil and liquids price was up 3% to $38.91 compared to prices in the second quarter of 2003. The oil price was reduced by hedging losses of $969,355 or $6.27 per barrel. Hedging losses also reduced revenue, cash flow and earnings.

The net loss for the period was $70,000 ($0.00 per share) compared to net income of $173,000 ($0.01 per share) in 2003. The net loss for the first six month period was $38,000 ($0.00 per share).The net loss was impacted by a number of factors, the most significant of which are:

- During the first half of 2004 a substantial portion of the company's production was hedged and as a result the Company did not participate fully in the high price environment. Year to date hedging costs were $1.76 million.
- Financial results included production from the Oiltec acquisition for only eight days. While production for the second quarter averaged 2,236 boe/d, with the addition of the Oiltec assets, current production is 3,600 boe/d.

The Company has provided guidance for average production for 2004 of between 2,800 and 3,000 boe/d and cash flow between $18.0 and $22.3 million. Results of operations for the second quarter of 2004 were in line with the Company's expectations and in line with the guidance provided.

Forte is currently participating in two wells, one of which was drilling over the end of the second quarter. At Pembina, Forte drilled a Nisku test (15%). The well has been cased and a completion program is being prepared. At Sukunka, Forte is drilling a deep test (10%) with its partners. The well is currently being drilled horizontally and is expected to reach its full lateral depth prior to the end of August, 2004.

The outlook for the remainder of 2004 and beyond changes significantly with the acquisition of Oiltec. Forte has a significant inventory of drilling prospects as set forth below.

- at least six impact natural gas prospects on Forte lands in the Peace River Arch area with the first two wells to be drilled in August;
- more than ten wells in the Laprise area of Northeast British Columbia with drilling to commence approximately August 15, 2004;
- six to ten wells in the Redwater area with the first two wells to be drilled in August;
- several drilling locations on other lands during the remainder of the year.

All indications, including the forward strip pricing, seem to indicate strong prices for the remainder of the year. One half of the Company's hedges expired on June 30, 2004 and the remainder will expire on September 30, 2004. We expect that in the second half of 2004, Forte should benefit to a greater extent from higher oil prices.

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (eg. Operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.

Forte Resources Inc. is a Calgary based oil and gas exploration company. Forte's shares trade on the Toronto Stock Exchange under the trading symbol "**FRZ**"

For further information, please contact:
Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403)237-5163/Facsimile: (403)237-5256

Attention: Douglas N. Baker, President and Chief Financial Officer
Email: dbaker@forteresources.ca

HIGHLIGHTS	Six months ended June 30,			Three months ended June 30,		
	2004	2003	% Change	2004	2003	% Change
FINANCIAL						
($ Thousands except per share data)						
Oil and gas sales	13,501	7,885	71	7,925	3,922	102
Cash flow from operations	5,613	3,399	65	3,259	1,574	107
Per share – basic	0.29	0.21	38	0.14	0.10	40
Per share - fully diluted	0.26	0.18	44	0.13	0.08	63
Net income (loss)	(38)	559	107	(70)	173	(140)
Per share – basic	(0.00)	0.03		(0.00)	0.01	
Per share - fully diluted	(0.00)	0.03		(0.00)	0.01	
Capital expenditures	3,389	16,700	(80)	1,570	12,685	(88)
Net debt	37,617	13,467	179	37,617	2,356	1,497
Average shares outstanding	19,157	15,999	20	22,546	15,999	41
Shares outstanding end of period	21,788	19,349	13	26,452	19,349	37
OPERATIONS						
Daily production						
Oil and NGL's (bbls/d)	1,517	1,009	50	1,701	1,059	61
Natural gas (mcf/d)	2,706	391	592	3,207	394	714
Barrels of oil equivalent (boe/d)	1,968	1,074	83	2,236	1,125	99
Average sales prices						
Oil and NGL's ($/bbl)	37.17	40.01	(8)	38.91	37.73	3
Natural gas ($/mcf)	6.58	7.63	(14)	6.52	6.98	(7)

Barrels of oil equivalent are reported with a 6:1 conversion with six mcf = one barrel

(1) See Non-GAAP measurements

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis was prepared as at August 9, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months and six months ended June 30, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results in dollar terms and on a boe basis for the six months ended June 30, 2004 and 2003 are provided below:

	Six months ended June 30, 2004		Six months ended June 30, 2003		Difference	
	$000's	$ boe$0	00's	$ boe$0	00's	$ boe
Revenue						
Oil and liquids	10,260	37.16	7,345	40.22	2,915	(3.06)
Natural gas	3,241	39.48	540	45.78	2,701	(6.30)
	13,501	37.69	7,885	40.56	5,616	(2.86)
Royalties	2,555	7.13	1,476	7.59	1,079	(0.46)
Operating	4,422	12.35	2,586	13.30	1,836	(0.95)
General and administrative	600	1.68	368	1.89	232	(0.22)
Interest	311	0.87	55	0.28	256	0.59
	5,613	15.68	3,400	17.50	2,213	(1.82)
Stock option expense	125	0.35	-	-	(125)	(0.35)
Depletion, depreciation and accretion	5,301	14.80	2,248	11.56	(3,053)	(3.24)
Income taxes	225	0.63	593	3.05	368	2.42
Net income (loss)	(38)	(0.10)	559	2.89	(597)	(2.98)

Forte's operating results in dollar terms and on a boe basis for the three months ended June 30, 2004 and 2003 are provided below:

	Three months ended June 30, 2004		Three months ended June 30, 2003		Difference	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	6,023	38.91	3,672	38.10	2,351	0.81
Natural gas	1,902	39.10	250	41.84	1,652	(2.73)
	7,925	38.96	3,922	38.32	4,003	0.64
Expenses						
Royalties	1,495	7.35	651	6.36	844	0.99
Operating	2,731	13.42	1,454	14.21	1,277	(0.78)
General and administrative	316	1.55	217	2.12	99	(0.57)
Interest	124	0.61	26	0.25	98	0.36
	3,259	16.03	1,574	15.39	1,685	0.64
Stock option expense	122	0.60	-	-	(122)	(0.60)
Depletion, depreciation and accretion	3,071	15.10	1,154	11.28	(1,917)	(3.82)
Income Taxes	136	0.67	247	2.41	111	1.74
Net Income (loss)	(70)	(0.33)	173	1.70	(243)	(2.03)

Revenue increased by 71% in the first six months of 2004 and 102% in the second quarter compared with the same periods of 2003. Production was 83% higher for the first six months and 99% higher in the second quarter. This was the primary contributor to higher revenues. Oil revenue was also reduced by the impact of hedging losses of $1.76 million ($6.39 per bbl) in the first six months of 2004 and $970,000 ($6.27 per bbl) in the second quarter. Hedging losses in the first six months of 2003 were $846,000 ($4.63 per bbl) and $221,000 ($2.29 per bbl) in the second quarter. The following tables show the change in components of revenue:

Revenue (\$ Thousands)	**Oil and Liquids**	**Natural Gas**	**Total**
Six months ended June 30, 2003	7,345	540	7,885
Effect of change in prices	(558)	(74)	(633)
Effect of change in production	3,473	2,775	6,249
Six months ended June 30, 2004	10,260	3,241	13,501

Revenue ($ Thousands)	**Oil and Liquids**	**Natural Gas**	**Total**
Three months ended June 30, 2003	3,672	250	3,922
Effect of change in prices	78	(16)	62
Effect of change in production	2,273	1,668	3,941
Three months ended June 30, 2004	6,023	1,902	7,925

Production increased by 894 boe/d or 83% for the first six months and 1,111 boe/d or 99% for the second quarter. The following table shows the production for each product:

Production	Six months ended June 30, 2004	2003	Three months ended June 30, 2004	2003
Crude oil (bbls/d)	1,402	997	1,591	1,049
Liquids (bbls/d)	115	12	110	10
	1,517	1,009	1,701	1,059
Natural gas (mcf/d)	2,706	391	3,207	394
BOE (boe/d)	1,968	1,074	2,236	1,125

Royalties averaged 19% of revenue in 2004. Royalty rates as a percentage of revenue calculated before consideration of hedging losses were 16.8% which was consistent with 2003.

Operating costs decreased by $0.95 per boe to for the first six months and $0.78 per boe for the second quarter compared to the same 2003 periods due primarily to lower water handling costs. Overall, Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's target average operating costs for the first six months was $9.84 per boe. During the first six months of 2004, Forte completed three projects which are expected to reduce operating costs further.

- installation of a remote monitoring system for the Panny area
- electrification of wells in the Trout area
- re-negotiation of water handling fees in the House Creek area

General and administrative expenses increased on an absolute basis but decreased on a boe basis. Managing the higher production levels required additional staff, which resulted in adding additional office premises, increased salaries and higher consulting fees. Recoveries from partners decreased as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the exploration effort and are therefore capitalized as part of the cost of oil and gas property and deducted from the expense. The impact of cost recoveries and capitalized amounts is summarized as follows:

General and Administrative ($ Thousands)	Six months ended June 30, 2004	2003	Three months ended June 30, 2004	2003
Gross expenditures	992	844	436	431
Recoveries from partners	(125)	(235)	(37)	(116)
	867	609	399	315
Capitalized portion	(267)	(241)	(83)	(98)
	600	368	316	217

Interest expense, including bank charges, increased by $256,000 in the first six months of 2004 and by $98,000 in the second quarter primarily due to higher loan balances and loan fees attributed to new credit facilities.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The rate per boe of $14.80 for the first six months and $15.10 for the second quarter was $3.24 and $3.82 per boe higher, respectively, than the comparable periods of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in

the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes is greater than would be expected because of stock option expenses which are not deductible for income tax purposes and hedging losses which are not deductible in calculating the resource allowance for income tax purposes. The impact of each is illustrated in the following table:

	Six months ended June 30,		**Three months ended June 30,**	
($ Thousands)	**2004**	**2003**	**2004**	**2003**
Net Income (loss)	187	1,152	66	420
Tax rate	37.50%	40.75%	37.50%	40.75%
Expected provision	70	469	25	171
Increase from				
Stock option expense	47	-	45	-
Hedging impact	165	86	91	23
Other	(57)	38	(25)	53
	225	593	136	247

Capital expenditures are indicated below:

Capital Expenditures	**Six months ended June 30,**		**Three months ended June 30,**	
($ Thousands)	**2004**	**2003**	**2004**	**2003**
Acquisitions	681	10,942	-	10,932
Exploration, land and seismic	1,329	1,207	959	647
Drilling, completion and workovers	746	2,814	493	579
Equipping	606	1,677	79	507
Other	27	60	39	20
	3,389	16,700	1,570	12,685

The Oiltec Acquisition closed on June 23, 2004 by way of Plan of Arrangement. Pursuant to the arrangement, Forte issued 10,515,935 common shares and paid $11,864,000 for 100% of the outstanding shares of Oiltec. In addition, Forte assumed Oiltec bank debt of $13,963,000. A value of $59.4 million was assigned to the petroleum and natural gas properties acquired net of asset retirement obligations. The economics of this acquisition are summarized below:

Reserve value assigned net of land ($000's):	53,380
Proven and probable reserves (MBOE):	4,396
Daily production (boe/d):	1,400
$/BOE reserves:	12.14
$/BOE/D production:	38,128

Liquidity – Forte has a $37.6 million revolving line of credit reducing to $34.5 million by December 31, 2004 of which $35.8 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. The borrowing base calculation is subject to review at least annually with the next review scheduled for April 2005. The loans have certain covenants including quarterly tests of the working capital ratio, debt to equity ratio and debt to cash flow ratio.

On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. On July 20, 2004 the Company issued 2.0 million flow-through common shares at

$3.85 per share to raise $7.7 million before consideration of share issue costs. The un-drawn credit line and ongoing cash flow from operations is sufficient to fund the Company's capital expenditure budget for the remainder of the year. Working capital deficiency excluding debt is $1.6 million. At June 30, 2004 there were 33,511,184 common shares outstanding. In April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $4.8 million at June 30, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	**As reported**	**Change**	**As Restated**
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

The Company has forward sale contracts representing 300 barrels per day at $35.72 Cdn for the period from July1, 2004 to September 30, 2004 and 300 barrels per day at $41.15 Cdn for the month of July, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for the Company's oil production. The contracts, which settle monthly qualify for hedge accounting and any gains or losses are included in oil revenue.

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($ Thousands)	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**	**Total**
	187	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions. In addition, Forte has assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. Management believes that it will enter into sublet arrangements for this space.

Selected Quarterly Information (1)

($Thousands, except per share)	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3
Revenue, net of royalties	6,429	4,516	4,503	4,389	3,271	3,137	2,040	857
Cash flow from operations	3,259	2,354	1,908	2,364	1,574	1,825	1,198	547
Per share - basic	0.14	0.15	0.12	0.15	0.10	0.11	0.08	0.04
Per share - diluted	0.13	0.12	0.10	0.12	0.08	0.09	0.07	0.03
Net earnings	(70)	32	124	(452)	173	386	334	89
Per share - basic	(0.00)	0.00	0.01	(0.03)	0.01	0.02	0.02	0.01
Per share - diluted	(0.00)	0.00	0.01	(0.03)	0.01	0.02	0.02	0.00
Total Assets	121,368	50,199	37,688	35,603	36,507	24,801	21,263	17,886
Bank Debt	35,765	8,324	11,077	11,149	13,927	351	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	**2002**	**2001**
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,263	13,235
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is

impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 percent evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downwards revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at June 30, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

Forte is a junior exploration and development company that has focused on building a strong asset base through a strategy based upon economic acquisitions followed by production enhancement and optimization operations combined with a ground floor exploration program. As we enter the second half of 2004 Forte will be placing a greater emphasis on drilling.

The second half of 2004 will be an exciting period for the Company, which has a strong production base at over 3,600 boe/d and an aggressive drilling budget of impact prospects. Its drilling program for the remainder of 2004 and first quarter of 2005 will include:

- at least six impact natural gas prospects in the Peace River Arch Area of Alberta;
- over ten wells on Oiltec lands in the Laprise Area of Northeast British Columbia;
- six to ten wells on Oiltec lands in the Redwater Area of Alberta, and
- several drilling locations in other areas as well as continued exploitation and production enhancement activities.

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. Among analysts, economists and experts of geo-political forces there seems to be an emerging consensus that conditions should continue to remain favorable for product prices for the near term although prices may soften somewhat from current levels.

Forte has hedges in place for 300 boe/d of its production at approximately $35.00 Cdn. However, these hedges will expire at September 30, 2004 at which time the Company will fully participate in the benefits of higher product prices.

Forte Resources Inc.
Consolidated Balance Sheet
($ Thousands)
unaudited

	June 30, 2004	December 31, 2003
		(restated Note 1 and 2)
Assets		
Current		
Cash	217	-
Accounts receivable	7,473	3,645
	7,690	3,645
Capital assets	102,804	34,043
Goodwill (Note 4)	11,074	-
	121,568	37,688
Liabilities and shareholders' equity		
Current		
Accounts payable and accrued liabilities	9,542	5,648
Bank loans (Note 3)	35,765	11,077
	45,307	16,725
Asset retirement obligations (Note 2)	4,810	2,878
Future income taxes	8,050	1,339
	57,167	20,942
Shareholders' equity		
Share capital (Note 5)	62,633	16,065
Contributed surplus	134	9
Retained earnings	634	672
	63,401	16,746
	121,568	37,688

Signed on behalf of the Board

Doug N. Baker
"signed"

T. J. MacKay
"signed"

Forte Resources Inc.
Consolidated Statements of Income and Retained Earnings
($ Thousands, except per share data)
unaudited

	Six months ended June 30, 2004	Six months ended June 30, 2003	Three months ended June 30, 2004	Three months ended June 30, 2003
		Restated - see Notes 1 and 2		Restated - see Notes 1 and 2
Revenue				
Oil and gas	13,501	7,885	7,925	3,922
Expenses				
Royalties	2,555	1,476	1,495	651
Operating	4,422	2,586	2,731	1,454
General and administrative	600	368	316	217
Interest	311	55	124	26
Stock option expense	125	-	122	-
Depletion, depreciation and accretion	5,301	2,248	3,071	1,154
	13,314	6,733	7,859	3,502
Income Before Taxes	187	1,152	66	420
Provision for Future Income Taxes	225	593	136	247
Net Income (Loss) for the Period	(38)	559	(70)	173
Retained Earnings				
Beginning of period, as previously reported	452	360	704	712
Change in accounting policy related to asset retirement obligations (Note 2)	220	82	-	116
Beginning of period, as restated	672	442	704	828
Retained Earnings, end of period	634	1,001	634	1,001
Shares Outstanding (weighted average)				
Basic	19,156,551	15,998,700	22,546,080	15,998,700
Diluted	21,788,192	19,349,155	26,452,227	19,349,155
Net Income (Loss) Per Share				
Basic and diluted	(0.00)	0.03	(0.00)	0.01

See accompanying notes

Forte Resources Inc. Consolidated Statements of Cash Flow unaudited ($ Thousands)	Six months ended June 30, 2004	Six months ended June 30, 2003	Three months ended June 30, 2004	Three months ended June 30, 2003
		Restated - see Notes 1 and 2		Restated - see Notes 1 and 2
Operating Activities				
Net Income (Loss) for the period	(38)	559	(70)	173
Add items not requiring cash:				
Depletion, depreciation and accretion	5,301	2,248	3,071	1,154
Future income taxes	225	592	136	247
Stock based compensation expense	125	-	122	-
Cash flow from operations	5,613	3,399	3,259	1,574
Changes in non-cash working capital related to operating activities	507	405	(533)	881
Cash provided by operating activities	6,120	3,804	2,726	2,455
Financing Activities				
Issue of common shares, net of issue costs	7,453	(3)	9	-
Increase (decrease) in bank loans	7,550	13,104	13,478	13,576
Cash provided by financing activities	15,003	13,101	13,487	13,576
Investing Activities				
Expenditures on property and equipment	(3,389)	(16,700)	(1,570)	(12,685)
Acquisition of Oiltec Resources Ltd. (Note 4)	(11,864)	-	(11,864)	-
Changes in non-cash working capital	(5,653)	(205)	(4,050)	(3,346)
Cash used in investing activities	(20,906)	(16,905)	(17,484)	(16,031)
Net change in cash	217	-	(1,271)	-
Cash, beginning of period	-	-	1,488	-
Cash, end of period	217	-	217	-
Supplementary Information				
Interest paid	222	55	124	26

Selected Notes to the Consolidated Financial Statements

1. Significant in Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and as disclosed in the Company's December 31, 2003 consolidated statements except for changes in accounting policies noted below. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. Certain information and note disclosure normally included in the financial statements have been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes for the year ended December 31, 2003 The preparation of the consolidated financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates. Changes in accounting policies were as follows:

(a) Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. Note 2 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b) Property and Equipment – Oil and Gas

Effective January 1, 2004 the Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry", AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than the amount the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk free rate of 5%. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004 and June 30, 2004.

The test for Impairment of the Company's petroleum and natural gas carrying value was calculated at June 30, 2004 using the following product price assumptions, which were based upon an average of the current price assumptions of the independent engineers and the forward strip pricing of the New York Mercantile Exchange:

Year	Oil WTI US $	Natural Gas AECO Cdn $
2004	$40.00	$6.80
2005	$37.50	$6.40
2006	$33.50	$5.40
2007	$31.00	$4.90
2008	$30.50	$5.00
Thereafter	Increasing 1.5%/year	Increasing 1.5%/year

(c) Hedging Relationships

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

(d) Goodwill

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its net assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

2. Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the new recommendations related to Asset Retirement Obligations as stated in Note 1. As a result, year end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet - as at December 31, 2003 (000's)	**As Reported**	**Change**	**As Restated**
Assets			
Capital assets	32,111	1,932	34,043
Liabilities and shareholders' equity			
Asset retirement obligation	-	2,878	2,878
Provision for site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672

Consolidated Statement of Income & Retained Earnings Six Months ended June 30, 2003	**As Reported**	**Change**	**As Restated**
Depletion, depreciation and accretion	2,360	(112)	2,248
Provision for income taxes	549	44	593
Net income	490	69	559
Three Months ended June 30, 2003			
Depletion, depreciation and accretion	1,210	(56)	1,154
Provision for income taxes	226	21	247
Net income	138	35	173

At June 30, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $7.95 million. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of 8% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows: (000's)	Six months ended June 30, 2004	Three months ended June 30, 2004
Asset retirement obligations, beginning	2,878	4,042
Liabilities incurred on acquisitions	1,726	601
Liabilities incurred	150	146
Liabilities settled	(4)	-
Accretion	60	21
Asset retirement obligations, ending	4,810	4,810

3. Bank Loans

On June 23, 2004 the Company entered into new banking arrangements. The total credit facility pursuant to these arrangements has three components:

Revolving production loan:
- $34.0 million
- prime + 0.4%
- borrowing base review scheduled for April, 2005

Revolving bridge facility:
- $3.0 million
- prime + 1.4%
- repaid monthly by December 1, 2004

Compressor loan facility:
- $630,000
- prime + 2%
- repayable at $30,000 per month

The loans are secured by a General Security Agreement and a $60.0 million debenture secured by a first floating charge on all the Company's assets.

4. Acquisitions

On March 9, 2004 the Company completed an Arrangement Agreement with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80%) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,734,311 shares of the Company (representing approximately 20%). The values assigned to the net assets acquired are as follows:

	$ Thousands
Net assets acquired	
Current assets	1,070
Capital assets	10,486
Current liabilities	(959)
Asset retirement obligation	(1,125)
Bank loan	(3,175)
	6,297
Consideration	
Common shares (3,734,111 shares)	6,297

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte and Oiltec was amalgamated with Forte Oil Corporation, a wholly owned subsidiary of the Company. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by Forte and may be subject to change from post closing adjustments arising from the transaction. The values assigned to the net assets acquired are as follows:

	$ Thousands
Net assets acquired	
Current assets	3,295
Capital assets	59,981
Goodwill	11,074
Current liabilities	(8,618)
Future tax liability	(6,705)
Asset retirement obligation	(601)
Bank debt	(13,963)
	44,463
Consideration	
Common shares (10,515,935 shares)	32,599
Cash	11,864
	44,463

5. Share Capital

Common Shares	Number of Shares	$ Thousands
Balance, December 31, 2003	16,398,700	16,065
Issued		
For cash	3,200,000	8,000
Acquisition of Denison assets (Note 4)	3,734,311	6,297
Share issue cost		(555)
Related tax benefit		208
Reduction resulting from Plan of Arrangement (Note 4)	(1,738,262)	-
Balance, March 31 2004	21,594,749	30,015
Issued		
Conversion of Preferred, Series I shares	1,341,000	-
Acquisition of Oiltec (Note 4)	10,515,935	32,599
Share options exercised	59,500	67
Share issue costs		(58)
Related tax benefit	-	10
Balance, June 30, 2004	33,511,184	62,633

Preferred Series I	Number of Shares	$ Thousands
Balance, December 31 2003	3,000,000	-
Reduction resulting from Plan of Arrangement (Note 4)	(318,000)	-
Balance, March 31 2004	2,682,000	-
Conversion to common shares	(1,341,000)	-
Balance, June 30, 2004	1,341,000	-

On March 26, 2004 the Company granted 30,000 options to purchase common shares at a price of $2.85 per share. On June 22, 2004 the Company granted options to purchase 516,000 common shares at a price of $3.10 per share. During the period 59,400 options were exercised and 29,800 options to purchase shares were cancelled. The fair value of stock options granted in 2004 was calculated using the Black-Scholes pricing model assuming a 4% risk free interest rate, a five-year expected life, 60% volatility and no dividend payments. The fair value is recorded as stock option expense over the three year vesting period of the options.

In April 2004 the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $2.23 per share. Pursuant to the terms of the preferred shares, Series I, 1,341,000 preferred shares were automatically converted to common shares of the Company.

6. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

7. Subsequent Event

On July 20, 2004 the Company completed a financing agreement with a syndicate of investment dealers whereby it issued 2.0 million common shares at $3.85 per share for gross proceeds of $7.7 million. Pursuant to the agreement the Company agreed to renounce Canadian Exploration Expenses of $7.7 million to investors prior to December 31, 2004. The shares were purchased on a bought deal basis.

8. Commitments

Forte has assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. Management believes that it will enter into sublet arrangements for this space.

Directors

T.J. MacKay
D.N. Baker
R.B. Hammond
J. Blair
G. Fletcher
D. Richards
P. Comber

T

Officers

T.J. MacKay, Chairman & Chief Executive Officer
D.N. Baker, President & Chief Financial Officer
R.B. Hammond, Senior Vice President &Chief Operating Officer

For further information, please contact:
Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Phone: (403)237-5163/Facsimilie: (403)237-5256
Email: forte@fortereosurces.ca
Web: www.forteresources.ca

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DOUGLAS BAKER, President and Chief Financial Officer of Forte Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Forte Resources Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

(signed) *"Douglas Baker"*
Douglas Baker
President and Chief Financial Officer

RECEIVED

2005 MAY 10 A 10:12

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, THOMAS J. MACKAY, Chairman and Chief Executive Officer of Forte Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Forte Resources Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

(signed) *"Thomas J. MacKay"*
Thomas J. MacKay
Chairman and Chief Executive Officer



FOR IMMEDIATE RELEASE
FORTE RESOURCES INC. ANNOUNCES
UPDATED DRILLING RESULTS
AND 2004 GUIDANCE

Calgary, October 26, 2004 – Forte Resources Inc. ("Forte") is pleased to announce the following:

Recent Drilling Results

Forte, following the acquisition of Oiltec Resources Ltd., announced an aggressive drilling program for the second half of 2004 in its core areas of N.E. British Columbia, the Peace River Arch and Central Alberta. While weather conditions delayed drilling in each of these areas by approximately six weeks, drilling has resumed. Results for wells drilled to date are as follows:

N.E. British Columbia - Forte has participated in two wells in the Laprise area (40% interest), which have been drilled and cased for potential Baldonnal production. The first well has been perforated and tested natural gas production at a rate of 1.5 mmcf/d. The service rig is currently moving to the second well. At Sukunka (10% interest) the drilling and completion program has been completed and the well tested gas at flow rates of approximately 1 mmcf/d which is not a commercial rate for a well of this nature.

Peace River Arch - Forte drilled a Halfway well on lands in the Webster area (100% interest) and completed and tested oil at a rate of 120 bbls/d and gas at 180 mcf/d. Forte is currently evaluating options for tie in of this well. A second well (50% interest) testing a shallower Dunvegan zone was drilled and abandoned.

Central Alberta - Forte participated in a Nisku test in the Pembina area (15% Forte interest) and the well has been completed and tested at a rate of 1.8 mmcf/d of natural gas and 75 bbls/d of condensate. Forte is working with the operator regarding a program to tie this well in. In the Leaman area (100% interest) Forte tested a zone in an existing wellbore in order to preserve the mineral rights for the zone. The well flowed oil on a limited test at 135 bbls/d. Forte has several additional delineation wells planned in its Q1 2005 budget. In the Redwater area (100% interest) Forte drilled a Bruderheim test on a new structure, which was water bearing and so the well was abandoned.

Summary - Forte has participated in 8 (4.55 net) wells to date in its program for the second half of 2004 resulting in 6 (3.05 net) completions and 2 (1.5 net) D&A wells. Forte is very encouraged by its recent discoveries, which confirm and reinforce the viability of its future drilling in these areas.

Current Activity

N.E. British Columbia – At Sojer (20% interest) Forte spudded a 3,200 metre well, intended to test a seismic anomaly in the Slave Point formation. The Slave Point can be highly prolific in this area with production rates in excess of 25 mmcf/d. Two rigs have been contracted to drill Baldonnal

wells in the Laprise area (40% interest) and Forte expects over 10 additional wells to be drilled during the remainder of 2004 and the first quarter of 2005.

Peace River Arch – Forte anticipates that it will drill five wells in this area during the remainder of 2004. The highest potential impact well in the Webster area will test a seismically identified structure in the Wabuman formation. Successful Wabuman wells in the area produce at rates between 10-20 mmcf/d. Forte has a 55% interest in this well. The other four wells will test the Belloy, Montney and Banff formations.

Central Alberta – In addition to a well in the Leaman area to follow up Forte's recent discovery, Forte will drill two Rock Creek wells in the Niton area (55-100% interest) prior to year end. At Redwater (30-50% interest) Forte will participate in one vertical and four horizontal wells in a program that is expected to begin drilling in November.

Market Guidance for 2004

Delays experienced during August and September of 2004 has affected the timing for the company's drilling program and as a result production rates that are dependent upon new wells being tied in and placed on production. Although Forte is encouraged by its drilling program to date, as a result of the weather delays it is expected that new production will not come onstream until later in the fourth quarter and as a result the company believes it is prudent to modify its guidance for 2004 average production rates and year end exit rates. Forte is not adjusting its guidance related to cash flow or cash flow per share. The changes to our previously issued guidance are noted in bold in the table below:

	Revised Guidance	Past Guidance
Average 2004 production rate:	**2,600 – 2,700 boe/d**	2,800 - 3,000 boe/d
Exit 2004 production rate:	**3,700 – 3,900 boe/d**	3,900 - 4,100 boe/d
Cash flow (000's)	$18,000 - $20,000	$18,000 - $20,300
Cash flow per share - basic	$0.68 - $0.77	$0.68 - $0.77

Forte does not anticipate these changes to impact its outlook for 2005 and expects to achieve the original production targets during the first quarter of 2005.

Based on a target rate of 4,000 boe/d, the annualized cash flow for 2005 would be $31.0 million or $0.87 per basic share.

Cautionary Statements

Disclosure provided herein in respect of boe units may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain information set forth in this document, including management's assessment of Forte's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Forte's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward-looking statements. Forte's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Forte will derive therefrom. Forte disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Doug Baker
President & Chief Financial Officer
Forte Resources Inc.
Tel: (403) 237-5163

or

T.J. (Tom) MacKay
Chairman & Chief Executive Officer
Forte Resources Inc.
Tel: (403) 237-5163

FOR IMMEDIATE RELEASE
NOVEMBER 10, 2004
FORTE RESOURCES INC. ANNOUNCES THIRD QUARTER RESULTS

Calgary, Alberta – **Forte Resources Inc.** (TSE:FRZ) ("Forte" or the "Company") releases its results for the third quarter of 2004.

During the third quarter of 2004 the Company commenced an active drilling program that has been planned for the second half of 2004 and the first quarter of 2005. In spite of wet weather conditions that inhibited drilling operations, seven wells (4.15 net) were drilled resulting in two wells (2 net) cased for oil production, three wells (.65 net) cased for natural gas production and two wells (1.5 net) dry and abandoned. Since the end of the quarter, three additional wells have been drilled (1.1 net) resulting in two gas wells (.8 net) and one well (.3 net) abandoned. Highlights of the program to date are as follows:

- A discovery in the Leaman area (100%) of West Central Alberta produced 135 bbls/d of oil during a limited test;
- Three successful wells in the Laprise area (40%) of Northeast British Columbia;
- A discovery in the Webster area (100%) of Northern Alberta that produced oil at a rate of 120 bbls/d and natural gas at a rate of 180 mcf/d;
- The Sukunka well (10%) in Northeast British Columbia was completed, and although it tested gas, it was not sufficient to make the well commercially viable.

With the inclusion of the Oiltec Resources properties, acquired on June 23, 2004, financial and operational results continued to demonstrate significant growth compared to the second quarter. Cash flow from operations grew in the third quarter to $6,208,000 ($0.17 per share) compared to the third quarter of 2003, which was $2,364,000 ($0.14 per share). This was primarily due to increased production. Production averaged 3,053 boe/d compared to 1,634 boe/d in the third quarter of 2003. Oil and gas revenue was $12,963,000, which was 132% greater than revenue in the third quarter of 2003 of $5,591,000. The Company also benefited from higher crude oil and natural gas prices increased in the quarter. While natural gas prices increased only slightly to $6.71 per mcf, the average oil and liquids price was up 32% to $48.95 compared to prices in the second quarter of 2004. The oil price included the impact of hedging losses of $600,000 or $3.15 per barrel. The relative impact of hedging losses declined as the production volume that was hedged dropped from 600 bbls/d to 300 bbls/d in the third quarter. The hedges expired on September 30, 2004.

Net income for the quarter was $408,000 ($0.01 per share) compared to a net loss of $453,000 ($0.03 per share) in 2003. The net income for the nine month period was $370,000 ($0.01 per share) compared to a net income of $106,000 ($0.01 per share) for the comparable 2003 period.

The major factor affecting operations in the third quarter was wet weather conditions that persisted for approximately 5-6 weeks in northern Alberta during August and September. Drilling and service rigs were unable to move and as a result drilling operations, completions and workovers could not proceed. The foregoing impacted our operations by delaying not only our drilling program, but also completion operations, tieing in of new production and remedial operations on existing wells to maintain and enhance production.

Operations in the Redwater area, were affected both by weather and by challenges in the start-up of the new battery facility. Following the start up of the new battery initial production from this facility has stabilized at a lower rate than originally anticipated. These factors have resulted in a reduction of the Company's guidance estimates for production for the 2004 year. Guidance for average production for the year has been revised to 2,600-2,700 boe/d and to exit rates of 3,700-3,900 boe/d. There has been no change to the guidance provided for cash flow, which was $18.0-20.3 million.

We are very encouraged by our drilling program. Although the data to date is of a preliminary nature and not conclusive, it appears that the wells drilled to date have initial production rates of approximately 500-

600 boe/d. Drilling to date represents the beginning of the development of our prospect inventory that includes over 80 firm and contingent locations.

The outlook for the remainder of 2004 and beyond is encouraging for a number of reasons:

- The Company will experience stronger cash flow as it benefits from higher oil and gas prices, unencumbered by hedge contracts;
- Two drilling rigs have been contracted for an anticipated 10 well drilling program at Laprise (40%) and we are anticipating that successful wells can be tied in prior to the end of the first quarter of 2005;
- Four horizontal wells (30-50%) are anticipated to be drilled into the Basal Quartz pool in the Redwater area in the fourth quarter or early 2005;
- Four to six wells should be drilled in the Peace River Arch and in the Niton/Leaman area (55-100%) in the fourth quarter or early 2005;
- 500 bbls/d of our crude oil production has been hedged for the 2005 year at a fixed price of $58.30 Cdn.

In addition, Forte is participating in two wells that, if successful, have the potential to have a significant impact on the Company. At Sojer, Forte is participating for a 20% (29% after payout) interest in a Slave Point well that is currently drilling. At Webster, Forte has a 15% drilling interest and 55% revenue interest in a Wabamun well that should spud as soon as a drilling rig is contracted. Each of these wells could have a substantial impact to the Company. With these wells, in addition to the more traditional drilling opportunities, we are excited about our prospects for growth.

Forte Resources Inc. is a Calgary based oil and gas exploration company. Forte's shares trade on the Toronto Stock Exchange under the trading symbol "**FRZ**"

For further information, please contact:
Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403)237-5163/Facsimile: (403)237-5256

Attention: Douglas N. Baker, President and Chief Financial Officer
Email: dbaker@forteresources.ca

HIGHLIGHTS	Three months ended September 30,			Nine months ended September 30,		
	2004	2003	% Change	2004	2003	% Change
FINANCIAL						
($ Thousands except per share data)						
Oil and gas sales	12,963	5,591	132	26,464	13,476	96
Cash flow from operations	6,208	2,364	162	11,821	5,763	105
Per share – basic	0.17	0.14	21	0.45	0.35	29
Net income (loss)	408	(453)	190	370	106	249
Per share – basic	0.01	(0.03)	133	0.01	0.01	
Capital expenditures (excl. acquisitions)	5,952	2,178	173	9,337	18,878	(51)
Net debt	30,133	12,881	134	30,133	12,881	134
Average shares outstanding - basic	35,539	16,399		24,721	16,399	
Shares, end of period - basic	38,137	19,507		26,480	19,507	
OPERATIONS						
Daily production						
Oil and NGL's (bbls/d)	2,071	1,288	61	1,703	1,102	55
Natural gas (mcf/d)	5,890	2,073	184	3,775	957	294
Barrels of oil equivalent (boe/d)	3,053	1,634	87	2,332	1,263	85
Average sales prices						
Oil and NGL's ($/bbl)	48.95	39.34	24	41.98	38.91	8
Natural gas ($/mcf)	6.71	5.39	24	6.65	4.96	34

Barrels of oil equivalent are reported with a 6:1 conversion with six mcf = one barrel

(1) See Non-GAAP measurements

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis was prepared as at November 10, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months and nine months ended September 30, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms *cash flow from operations*, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results in dollar terms and on a boe basis for the three months ended September 30, 2004 and 2003 are provided below:

(unaudited)	Three months ended September 30, 2004		Three months ended September 30, 2003		Difference	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	9,327	48.95	4,563	38.51	4,764	10.44
Natural gas	3,636	40.26	1,028	32.34	2,608	7.92
	12,963	46.16	5,591	37.20	7,372	8.95
Royalties	2,128	7.58	1,203	8.00	925	(0.43)
Operating	3,536	12.59	1,666	11.09	1,870	1.50
General and administrative	645	2.30	218	1.45	427	0.85
Interest	323	1.15	140	0.93	183	0.22
	6,331	22.55	2,364	15.74	3,967	6.81
Stock option expense	92	0.33	-	-	92	0.33
Depletion, depreciation and accretion	5,451	19.41	2,959	19.69	2,492	(0.28)
Income taxes	380	1.35	(142)	(0.94)	522	2.30
Net income (loss)	408	1.46	(453)	(3.00)	861	4.47

Forte's operating results in dollar terms and on a boe basis for the nine months ended September 30, 2004 and 2003 are provided below:

(unaudited)	Nine months ended September 30, 2004 $000's	$ boe	Nine months ended September 30, 2003 $000's	$ boe	Difference $000's	$ boe
Revenue						
Oil and liquids	19,588	41.98	11,908	39.58	7,680	2.40
Natural gas	6,876	39.89	1,568	36.01	5,308	3.88
	26,464	41.41	13,476	39.13	12,988	2.28
Expenses						
Royalties	4,683	7.33	2,679	7.78	2,004	(0.45)
Operating	7,958	12.45	4,252	12.35	3,706	0.11
General and administrative	1,245	1.95	586	1.70	659	0.25
Interest	634	0.99	196	0.57	438	0.42
	11,944	18.70	5,763	16.74	6,181	1.96
Stock option expense	217	0.34	-	-	217	0.34
Depletion, depreciation and accretion	10,752	16.83	5,207	15.12	5,485	1.71
Income taxes	605	0.95	450	1.31	208	(0.36)
Net Income (loss)	370	0.60	106	0.32	271	0.27

Revenue increased by 96% in the first nine months of 2004 and 132% in the third quarter compared with the same periods of 2004. Production was 85% higher for the first nine months and 87% higher in the third quarter. Although higher production volumes were the primary contributor to higher revenues, the Company also benefited from higher commodity prices. Oil revenue was impacted by hedging losses of $2.36 million ($5.06 per bbl) in the first nine months of 2004 and $600,000 ($3.15 per bbl) in the third quarter. Hedging losses in the first nine months of 2003 were $1.18 million ($3.94 per bbl) and $334,000 ($2.82 per bbl) in the third quarter. The following tables show the change in components of revenue:

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	(unaudited) Total
Three months ended September 30, 2003	4,563	1,028	5,591
Effect of change in prices	1,238	252	1,489
Effect of change in production	3,526	2,356	5,883
Three months ended September 30, 2004	9,327	3,636	12,963

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	(unaudited) Total
Nine months ended September 30, 2003	11,908	1,568	13,476
Effect of change in prices	721	169	890
Effect of change in production	6,959	5,139	12,098
Nine months ended September 30, 2004	19,588	6,876	26,464

Production increased by 1,069 boe/d or 85% for the first nine months and 1,519 boe/d or 87% for the third quarter. The following table shows the production for each product:

Production	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Crude oil (bbls/d)	1,977	1,201	1,580	1,053
Liquids (bbls/d)	94	87	123	49
	2,071	1,288	1,703	1,102
Natural gas (mcf/d)	5,890	2,073	3,775	957
BOE (boe/d)	3,053	1,634	2,332	1,263

Royalties averaged 17.7% of revenue for the first nine months of 2004 and 16.4% in the third quarter. Average royalty rates for the first nine months of 2003 were 19.9% and for the third quarter of 2003 were 21.5%. Royalty rates as a percentage of revenue calculated before consideration of hedging losses were 16.2% for the first nine months of 2004, which was consistent with 2003 excluding hedging losses.

Operating costs increased by $0.10 per boe to for the first nine months and $1.50 per boe for the third quarter compared to the same 2003 periods. Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's target average operating costs for the first nine months was $9.84 per boe which is less than our year to date costs of $12.45. During the first nine months of 2004, Forte completed three projects which are expected to reduce operating costs :

- installation of a remote monitoring system for the Panny area
- electrification of wells in the Trout area
- re-negotiation of water handling fees in the House Creek area

General and administrative expenses increased on an absolute basis as well as on a boe basis. While costs increased on an absolute basis as a result of increased production and level of activity, the higher costs per boe were primarily the result of costs associated with the public markets such as listing fees, trustee fees and regulatory and compliance costs. In 2003 the company was private Recoveries from partners for the first nine months decreased as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the Company's exploration program and are therefore capitalized as part of the cost of oil and gas property_and deducted from general and administrative expense. The impact of cost recoveries and capitalized amounts is summarized as follows:

General and Administrative (unaudited) ($ Thousands)	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Gross expenditures	1,125	487	2,117	1,331
Recoveries from partners	165	92	290	327
	960	395	1,827	1,004
Capitalized portion	315	177	582	418
	645	218	1,245	586

Interest expense, including bank charges, increased by $462,000 in the first nine months of 2004 and by $183,000 in the third quarter due primarily to higher loan balances and loan fees attributed to new credit facilities.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The D,D & A rate per boe of $16.83 for the first nine months and $19.20 for the third quarter was $1.71 higher and $0.28 lower per boe, respectively, than the comparable periods of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes is greater than would be expected because of stock option expense, which is not deductible for income tax purposes and hedging losses, which are not deductible in calculating the resource allowance for income tax purposes. The impact of each is illustrated in the following table:

Provision for taxes (unaudited)	**Three months ended September 30,**		**Nine months ended September 30,**	
($ Thousands)	**2004**	**2003**	**2004**	**2003**
Net Income (loss)	788	(595)	975	556
Tax rate	37.50%	40.75%	37.50%	40.75%
Expected provision	296	(242)	366	209
Increase from				
Stock option expense	35	-	81	-
Hedging impact	42	34	166	120
Other	(116)	134	(131)	121
	257	(142)	482	450

Capital expenditures excluding corporate acquisitions are indicated below:

Capital Expenditures (unaudited)	**Three months ended September 30,**		**Nine months ended September 30,**	
($ Thousands)	**2004**	**2003**	**2004**	**2003**
Acquisitions	88	14	769	10,956
Exploration, land and seismic	843	670	2,172	1,877
Drilling, completion and workovers	4,152	987	4,898	3,801
Equipping	851	488	1,457	2,165
Other	18	19	41	76
	5,952	2,178	9,337	18,875

The Oiltec acquisition closed on June 23, 2004 by way of Plan of Arrangement. Pursuant to the arrangement, Forte issued 10,515,935 common shares and paid $11,864,000 for 100% of the outstanding shares of Oiltec. In addition, Forte assumed Oiltec bank debt of $13,963,000. A value of $59,400,000 was assigned to the petroleum and natural gas properties acquired net of asset retirement obligations. The metrics of this acquisition are summarized below:

Reserve value assigned net of land ($000's):	53,380
Proven and probable reserves (mboe):	4,396
Daily production (boe/d):	1,100
$/boe reserves:	12.14
$/boe/d production:	48,527

Liquidity – Forte has a $34.5 million revolving line of credit of which $33.8 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. The borrowing base calculation is subject to review at least annually with the next review scheduled for April 2005. The loans have certain covenants including quarterly tests of the working capital ratio, debt to equity ratio and debt to cash flow ratio.

On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. In April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met. On July 20, 2004 the Company issued 2.0 million flow-through common shares at $3.85 per share to raise $7.7 million before consideration of share issue costs. The un-drawn credit line, cash flow from operations and working capital is sufficient to fund the Company's capital expenditure budget for the remainder of the year. Working capital excluding debt is $2.527 million. At September 30, 2004 there were 35,590,584 common shares outstanding.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $9.1 million at September 30, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	**As reported**	**Change**	**As Restated**
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

The Company had forward sale contracts representing 300 barrels per day at $35.72 Cdn for the period from July 1, 2004 to September 30, 2004 and 300 barrels per day at $41.15 Cdn for the month of July, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for the Company's oil production. The contracts, which settle monthly, qualify for hedge accounting and any gains or losses are included in oil revenue. In October, 2004 the Company entered into a contract for 500 bbls/d for the 2005 calendar year at a price of $58.30 Cdn.

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($ Thousands)	2004	2005	2006	2007	2008	Thereafter	Total
(unaudited)	143	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions. In addition, Forte has assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. The Oiltec office lease has been sublet for no net cost to the Company for the remaining term of the lease.

Selected Quarterly Information (1)

($ Thousands, except per share)	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue, net of royalties	10,835	6,430	4,516	4,503	4,389	3,271	3,137	2,040
Cash flow from operations	6,208	3,259	2,354	1,908	2,364	1,574	1,825	1,198
Per share - basic	0.17	0.14	0.15	0.12	0.14	0.10	0.11	0.08
Per share - diluted	0.16	0.13	0.12	0.10	0.12	0.08	0.09	0.07
Net earnings	408	(70)	(18)	124	(453)	173	386	334
Per share - basic	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02	0.02
Per share - diluted	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02	0.02
Total Assets	126,359	121,568	50,114	37,688	35,603	36,507	24,801	21,263
Bank Debt	33,796	35,765	8,324	11,077	11,149	13,927	351	823

(1) Unaudited and restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	2002	2001
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,263	13,235
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 % evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion

and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downward revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at September 30, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

Forte is a junior exploration and development company that has focused on building a strong asset base through a strategy based upon accretive acquisitions followed by production enhancement and optimization operations combined with a grass roots exploration program. In the future there will be an increased emphasis on exploration and development activities to provide growth for the Company.

Forte has an extensive prospect inventory that it will continue to evaluate during the remainder of 2004 and the first half of 2005. This prospect inventory includes over 30 firm locations with a further 50 contingent wells. Approximately 65% of the wells are natural gas locations. The prospects are a mix of development and exploration with 60% of the drilling costs categorized as development. The prospects also include high impact wells, which will be drilled in the fourth quarter. Forte has managed its cost exposure to these wells while retaining a significant revenue interest. Major areas of focus are as follows:

- seven natural gas prospects in the Peace River Arch area of Alberta (55-100%);
- ten wells in the Laprise Area of Northeast British Columbia (40%);
- three wells in the Niton/Leaman area of Alberta (55-100%):
- four wells in the Redwater Area of Alberta (30-50%), and
- several drilling locations in other areas as well as continued exploitation and production enhancement activities.

The initial results of this program have been encouraging. We anticipate that wells drilled in the third quarter and in October 2004 will add approximately 500-600 boe/d to our production base at their initial rates of production and stabilize at 300-400 boe/d.

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. Among analysts, economists and experts of geo-political forces there seems to be an emerging consensus that conditions should continue to remain favorable for commodity prices for the near term. Although prices may soften somewhat from current peak levels they may be susceptible to supply disruptions in producing regions, which could result in price spikes from time to time. Forte believes that the longer term outlook for oil and gas prices is very favorable, reflecting the tight world supply and demand balance, the growth in demand from China, India and the rest of the world and the increasing costs to explore for and produce reserves.

Since Forte's hedges expired at September 30, 2004 it will now enjoy the benefit of higher prices should they persist for the remainder of the year. In order to continue to benefit from these currently high commodity prices, Forte has entered into a hedge for the 2005 calendar year for 500 bbls/d of crude oil at a price of $58.30 Cdn per barrel.

Forte Resources Inc.
Consolidated Balance Sheet
($ Thousands)
unaudited

	September 30, 2004	December 31, 2003
		(restated Note 1 and 2)
Assets		
Current		
Accounts receivables and prepaids	11,176	3,645
	11,176	3,645
Capital assets	103,399	34,043
Goodwill (Note 4)	11,074	-
	125,649	37,688
Liabilities and shareholders' equity		
Current		
Accounts payable and accrued liabilities	7,513	5,648
Bank loans (Note 3)	33,796	11,077
	41,309	16,725
Asset retirement obligations (Note 2)	4,847	2,878
Future income taxes	8,101	1,339
	54,257	20,942
Shareholders' equity		
Share capital (Note 5)	70,124	16,065
Contributed surplus	226	9
Retained earnings	1,042	672
	71,392	16,746
	125,649	37,688

Signed on behalf of the Board

Doug N. Baker
"signed"

T. J. MacKay
"signed"

Forte Resources Inc.
Consolidated Statements of Income and Retained Earnings
($ Thousands, except per share data)
unaudited

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
		Restated - see Notes 1 and 2		Restated - see Notes 1 and 2
Revenue				
Oil and gas	12,963	5,591	26,464	13,476
Expenses				
Royalties	2,128	1,203	4,683	2,679
Operating	3,536	1,666	7,958	4,252
General and administrative	645	218	1,245	586
Interest	323	140	634	196
Stock base compensation	92	-	217	-
Depletion, depreciation and accretion	5,451	2,959	10,752	5,207
	12,175	6,186	25,489	12,920
Income (Loss) Before Taxes	788	(595)	975	556
Provision for future Income taxes	257	(142)	482	450
Capital taxes	123	-	123	-
	380	(142)	605	450
Net Income (Loss) for the Period	408	(453)	370	106
Retained Earnings				
Beginning of period, as previously reported	634	850	452	360
Change in accounting policy related to asset retirement obligations (Note 2)	-	151	220	82
Beginning of period, as restated	634	1,001	672	442
Retained Earnings, end of period	1,042	548	1,042	548
Shares Outstanding (weighted average)				
Basic	35,539,394	16,398,700	24,720,591	16,398,700
Diluted	38,137,457	19,506,557	26,479,589	19,506,557
Net Income (Loss) Per Share				
Basic and diluted	0.01	(0.03)	0.01	0.01

See accompanying notes

Forte Resources Inc. Consolidated Statements of Cash Flow unaudited ($ Thousands)	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
		Restated - see Notes 1 and 2		Restated - see Notes 1 and 2
Operating Activities				
Net Income (Loss) for the period	408	(453)	370	106
Add items not requiring cash:				
Depletion, depreciation and accretion	5,451	2,959	10,752	5,207
Future income taxes	257	(142)	482	450
Stock based compensation	92	-	217	-
Cash flow from operations	6,208	2,364	11,821	5,763
Site restoration expenditures	(57)	-	(61)	-
Changes in non-cash working capital related to operating activities	(7,596)	2,059	(7,089)	2,258
Cash provided by operating activities	(1,445)	4,423	4,671	8,021
Financing Activities				
Issue of common shares, net of issue costs	7,285	400	14,738	397
Increase (decrease) in bank loans	(1,968)	(2,644)	5,582	10,460
Cash provided by financing activities	5,317	(2,244)	20,320	10,857
Investing Activities				
Expenditures on property and equipment	(5,952)	(2,178)	(9,337)	(18,878)
Acquisition of Oiltec Resources Ltd. (Note 4)	-	-	(11,864)	-
Changes in non-cash working capital	1,863	-	(3,790)	-
Cash used in investing activities	(4,089)	(2,178)	(24,991)	(18,878)
Net change in cash	(217)	-	-	-
Cash, beginning of period	217	-	-	-
Cash, end of period	-	-	-	-
Supplementary Information				
Interest paid	285	140	507	196
Taxes paid	90		90	

Selected Notes to the Consolidated Financial Statements
(unaudited)

1. Significant in Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and as disclosed in the Company's December 31, 2003 consolidated statements except for changes in accounting policies noted below. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. Certain information and note disclosure normally included in the financial statements have been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes for the year ended December 31, 2003 The preparation of the consolidated financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates. Changes in accounting policies in 2004 were as follows:

(a) Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. Note 2 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b) Property and Equipment – Oil and Gas

The Company capitalized general and administrative costs of $315,000 and $177,000 for the three months ended September 30, 2004 and 2003 respectively and $582,000 and $418,000 for the nine months ended September 30, 2004 and 2003 relating to exploration and development activity.

Effective January 1, 2004 the Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry", AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than the amount the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk free rate of 5%. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004 and September 30, 2004.The test for impairment of the Company's petroleum and natural gas carrying value was calculated at September 30, 2004 using the following product price assumptions, which were based upon an average of the current price assumptions of the Company's independent engineers and the forward strip pricing of the New York Mercantile Exchange:

Year	Oil WTI US $	Natural Gas AECO Cdn $
2004	50.84	8.59
2005	47.56	8.07
2006	41.87	6.70
2007	37.79	5.93
2008	35.85	5.64
Thereafter	Increasing 1.5%/year	Increasing 1.5%/year

(c) Hedging Relationships

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

(d) Goodwill

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its net assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

2. Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the new recommendations related to Asset Retirement Obligations as stated in Note 1. As a result, year end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet - as at December 31, 2003 (000's)	**As Reported**	**Change**	**As Restated**
Assets			
Capital assets	32,111	1,932	34,043
Liabilities and shareholders' equity			
Asset retirement obligation	-	2,878	2,878
Provision for site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672

Consolidated Statement of Income & Retained Earnings Three Months ended September 30, 2003 (000's)	As Reported	Change	As Restated
Depletion, depreciation and accretion	3,015	(56)	2,959
Provision for income taxes	(164)	22	(142)
Net income (loss)	(487)	(34)	(453)
Nine Months ended September 30, 2003			
Depletion, depreciation and accretion	5,375	(168)	5,207
Provision for income taxes	385	65	450
Net income	3	(103)	106

At September 30, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $9.1 million. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of 8% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows: (000's)	Three months ended September 30, 2004	Nine months ended September 30, 2004
Asset retirement obligations, beginning	4,810	2,878
Liabilities incurred on acquisitions	-	1,726
Liabilities incurred	139	289
Liabilities settled	(57)	(61)
Accretion	94	154
Changes in assumed costs	(139)	(139)
Asset retirement obligations, ending	4,847	4,847

3. Bank Loans

On June 23, 2004 the Company entered into new banking arrangements. The total credit facility pursuant to these arrangements has three components:

Revolving production loan:
- $34.0 million
- prime + 0.4%
- borrowing base review scheduled for April, 2005

Revolving bridge facility:
- $3.0 million
- prime +1.4%repayable monthly by December 1, 2004

Compressor loan facility:
- $630,000
- prime plus 2% repayable at $30,000 per month

The loans are secured by a General Security Agreement and a $60.0 million debenture secured by a first floating charge on all the Company's assets.

4. Acquisitions

On March 9, 2004 the Company completed an Arrangement Agreement with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80%) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,734,111 shares of the Company (representing approximately 20%). The values assigned to the net assets acquired are as follows:

	$ Thousands
Net assets acquired	
Current assets	1,070
Capital assets	10,486
Current liabilities	(959)
Asset retirement obligation	(1,125)
Bank loan	(3,175)
	6,297
Consideration	
Common shares (3,734,111 shares)	6,297

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by. The values assigned to the net assets acquired are as follows:

	$ Thousands
Net assets acquired	
Current assets	3,295
Capital assets	59,981
Goodwill	11,074
Current liabilities	(8,618)
Future tax liability	(6,705)
Asset retirement obligation	(601)
Bank debt	(13,963)
	44,463
Consideration	
Common shares (10,515,935 shares)	32,599
Cash	11,864
	44,463

5. **Share Capital**

Common Shares	Number	$ Thousands
Balance, December 31, 2003	16,398,700	16,065
Issued		
For cash	3,200,000	8,000
Acquisition of Denison assets (Note 4)	3,734,111	6,297
Share issue cost		(555)
Related tax benefit		208
Reduction resulting from Plan of Arrangement (Note 4)	(1,738,262)	-
Balance, March 31, 2004	21,594,549	30,015
Issued		
Conversion of Preferred, Series I shares	1,341,000	-
Acquisition of Oiltec (Note 4)	10,515,935	32,599
Share options exercised	59,600	67
Share issue costs		(58)
Related tax benefit	-	10
Balance, June 30, 2004	33,511,084	62,633
Issued		
For cash, net of issue costs	2,000,000	7,285
Related tax benefit of share issue costs		117
Share options exercised	79,500	89
Balance, September 30, 2004	35,590,584	70,124

Preferred Series I	Number of Shares	$ Thousands
Balance, December 31 2003	3,000,000	-
Reduction resulting from Plan of Arrangement (Note 4)	(318,000)	-
Balance, March 31 2004	2,682,000	-
Conversion to common shares	(1,341,000)	-
Balance, June 30 and September 30, 2004	1,341,000	-

Stock Options	Number of Shares	Exercise Price
Balance, beginning of the period	885,000	$1.08
Granted	636,000	$3.07
Exercised	(139,100)	$1.12
Cancelled	(67,050)	$1.12
Reduction resulting form Plan of Arrangement (Note 4)	(93,810)	
Balance, end of the period	1,221,040	$2.18

The fair value of stock options granted in 2004 was calculated using the Black-Scholes pricing model assuming a 4% risk free interest rate, a five-year expected life, 60% volatility and no dividend payments. The fair value is recorded as stock option expense over the three-year vesting period of the options.

In April 2004 the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $2.23 per share. Pursuant to the terms of the preferred shares, Series I, 1,341,000 preferred shares were automatically converted to common shares of the Company.

In July 2004 the Company issued 2 million common shares on a flow through basis at a price of $3.85 per share and is required to renounce the tax benefit of $7.7 million of exploration expenses prior to December 31, 2004.

6. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

7. Commitments

Forte assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. In September 2004 the Company entered into sublet arrangements for this space sufficient to cover the annual obligation for the remainder of the lease term.

In October 2004 the Company entered into a contract to sell 500 bbls/d of its crude oil production at a price of $58.30 per bbl for the 2005 year.

Directors

T. J. MacKay
D. N. Baker
R. B. Hammond
J. S. Blair
G. S. Fletcher
D. V. Richards
W. P. Comber
G. D. Roane

Officers

T.J. MacKay, Chairman & Chief Executive Officer
D.N. Baker, President & Chief Financial Officer
R.B. Hammond, Senior Vice President & Chief Operating Officer

For further information, please contact:

Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Phone: (403) 237-5163/Facsimilie: (403) 237-5256
Email: forte@fortereosurces.ca
Web: www.forteresources.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis was prepared as at November 10, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months and nine months ended September 30, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results in dollar terms and on a boe basis for the three months ended September 30, 2004 and 2003 are provided below:

(unaudited)	Three months ended September 30, 2004		Three months ended September 30, 2003		Difference	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	9,327	48.95	4,563	38.51	4,764	10.44
Natural gas	3,636	40.26	1,028	32.34	2,608	7.92
	12,963	46.16	5,591	37.20	7,372	8.95
Royalties	2,128	7.58	1,203	8.00	925	(0.43)
Operating	3,536	12.59	1,666	11.09	1,870	1.50
General and administrative	645	2.30	218	1.45	427	0.85
Interest	323	1.15	140	0.93	183	0.22
	6,331	22.55	2,364	15.74	3,967	6.81
Stock option expense	92	0.33	-	-	92	0.33
Depletion, depreciation and accretion	5,451	19.41	2,959	19.69	2,492	(0.28)
Income taxes	380	1.35	(142)	(0.94)	522	2.30
Net income (loss)	408	1.46	(453)	(3.00)	861	4.47

Forte's operating results in dollar terms and on a boe basis for the nine months ended September 30, 2004 and 2003 are provided below:

(unaudited)	Nine months ended September 30, 2004		Nine months ended September 30, 2003		Difference	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	19,588	41.98	11,908	39.58	7,680	2.40
Natural gas	6,876	39.89	1,568	36.01	5,308	3.88
	26,464	41.41	13,476	39.13	12,988	2.28
Expenses						
Royalties	4,683	7.33	2,679	7.78	2,004	(0.45)
Operating	7,958	12.45	4,252	12.35	3,706	0.11
General and administrative	1,245	1.95	586	1.70	659	0.25
Interest	634	0.99	196	0.57	438	0.42
	11,944	18.70	5,763	16.74	6,181	1.96
Stock option expense	217	0.34	-	-	217	0.34
Depletion, depreciation and accretion	10,752	16.83	5,207	15.12	5,485	1.71
Income taxes	605	0.95	450	1.31	208	(0.36)
Net Income (loss)	370	0.60	106	0.32	271	0.27

Revenue increased by 96% in the first nine months of 2004 and 132% in the third quarter compared with the same periods of 2004. Production was 85% higher for the first nine months and 87% higher in the third quarter. Although higher production volumes were the primary contributor to higher revenues, the Company also benefited from higher commodity prices. Oil revenue was impacted by hedging losses of $2.36 million ($5.06 per bbl) in the first nine months of 2004 and $600,000 ($3.15 per bbl) in the third quarter. Hedging losses in the first nine months of 2003 were $1.18 million ($3.94 per bbl) and $334,000 ($2.82 per bbl) in the third quarter. The following tables show the change in components of revenue:

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	(unaudited) Total
Three months ended September 30, 2003	4,563	1,028	5,591
Effect of change in prices	1,238	252	1,489
Effect of change in production	3,526	2,356	5,883
Three months ended September 30, 2004	9,327	3,636	12,963

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	(unaudited) Total
Nine months ended September 30, 2003	11,908	1,568	13,476
Effect of change in prices	721	169	890
Effect of change in production	6,959	5,139	12,098
Nine months ended September 30, 2004	19,588	6,876	26,464

Production increased by 1,069 boe/d or 85% for the first nine months and 1,519 boe/d or 87% for the third quarter. The following table shows the production for each product:

Production	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Crude oil (bbls/d)	1,977	1,201	1,580	1,053
Liquids (bbls/d)	94	87	123	49
	2,071	1,288	1,703	1,102
Natural gas (mcf/d)	5,890	2,073	3,775	957
BOE (boe/d)	3,053	1,634	2,332	1,263

Royalties averaged 17.7% of revenue for the first nine months of 2004 and 16.4% in the third quarter. Average royalty rates for the first nine months of 2003 were 19.9% and for the third quarter of 2003 were 21.5%. Royalty rates as a percentage of revenue calculated before consideration of hedging losses were 16.2% for the first nine months of 2004, which was consistent with 2003 excluding hedging losses.

Operating costs increased by $0.10 per boe to for the first nine months and $1.50 per boe for the third quarter compared to the same 2003 periods. Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's target average operating costs for the first nine months was $9.84 per boe which is less than our year to date costs of $12.45. During the first nine months of 2004, Forte completed three projects which are expected to reduce operating costs :

- installation of a remote monitoring system for the Panny area
- electrification of wells in the Trout area
- re-negotiation of water handling fees in the House Creek area

General and administrative expenses increased on an absolute basis as well as on a boe basis. While costs increased on an absolute basis as a result of increased production and level of activity, the higher costs per boe were primarily the result of costs associated with the public markets such as listing fees, trustee fees and regulatory and compliance costs. In 2003 the company was private Recoveries from partners for the first nine months decreased as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the Company's exploration program and are therefore capitalized as part of the cost of oil and gas property_and deducted from general and administrative expense. The impact of cost recoveries and capitalized amounts is summarized as follows:

General and Administrative (unaudited) ($ Thousands)	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Gross expenditures	1,125	487	2,117	1,331
Recoveries from partners	165	92	290	327
	960	395	1,827	1,004
Capitalized portion	315	177	582	418
	645	218	1,245	586

Interest expense, including bank charges, increased by $462,000 in the first nine months of 2004 and by $183,000 in the third quarter due primarily to higher loan balances and loan fees attributed to new credit facilities.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The D,D & A rate per boe of $16.83 for the first nine months and $19.20 for the third quarter was $1.71 higher and $0.28 lower per boe, respectively, than the comparable periods of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes is greater than would be expected because of stock option expense, which is not deductible for income tax purposes and hedging losses, which are not deductible in calculating the resource allowance for income tax purposes. The impact of each is illustrated in the following table:

Provision for taxes (unaudited) ($ Thousands)	**Three months ended September 30,**		**Nine months ended September 30,**	
	2004	**2003**	**2004**	**2003**
Net Income (loss)	788	(595)	975	556
Tax rate	37.50%	40.75%	37.50%	40.75%
Expected provision	296	(242)	366	209
Increase from				
Stock option expense	35	-	81	-
Hedging impact	42	34	166	120
Other	(116)	134	(131)	121
	257	(142)	482	450

Capital expenditures excluding corporate acquisitions are indicated below:

Capital Expenditures (unaudited) ($ Thousands)	**Three months ended September 30,**		**Nine months ended September 30,**	
	2004	**2003**	**2004**	**2003**
Acquisitions	88	14	769	10,956
Exploration, land and seismic	843	670	2,172	1,877
Drilling, completion and workovers	4,152	987	4,898	3,801
Equipping	851	488	1,457	2,165
Other	18	19	41	76
	5,952	2,178	9,337	18,875

The Oiltec acquisition closed on June 23, 2004 by way of Plan of Arrangement. Pursuant to the arrangement, Forte issued 10,515,935 common shares and paid $11,864,000 for 100% of the outstanding shares of Oiltec. In addition, Forte assumed Oiltec bank debt of $13,963,000. A value of $59,400,000 was assigned to the petroleum and natural gas properties acquired net of asset retirement obligations. The metrics of this acquisition are summarized below:

Reserve value assigned net of land ($000's):	53,380
Proven and probable reserves (mboe):	4,396
Daily production (boe/d):	1,100
$/boe reserves:	12.14
$/boe/d production:	48,527

Liquidity – Forte has a $34.5 million revolving line of credit of which $33.8 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. The borrowing base calculation is subject to review at least annually with the next review scheduled for April 2005. The loans have certain covenants including quarterly tests of the working capital ratio, debt to equity ratio and debt to cash flow ratio.

On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. In April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met. On July 20, 2004 the Company issued 2.0 million flow-through common shares at $3.85 per share to raise $7.7 million before consideration of share issue costs. The un-drawn credit line, cash flow from operations and working capital is sufficient to fund the Company's capital expenditure budget for the remainder of the year. Working capital excluding debt is $2.527 million. At September 30, 2004 there were 35,590,584 common shares outstanding.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $9.1 million at September 30, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	**As reported**	**Change**	**As Restated**
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

The Company had forward sale contracts representing 300 barrels per day at $35.72 Cdn for the period from July 1, 2004 to September 30, 2004 and 300 barrels per day at $41.15 Cdn for the month of July, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for the Company's oil production. The contracts, which settle monthly, qualify for hedge accounting and any gains or losses are included in oil revenue. In October, 2004 the Company entered into a contract for 500 bbls/d for the 2005 calendar year at a price of $58.30 Cdn.

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($ Thousands)	2004	2005	2006	2007	2008	Thereafter	Total
(unaudited)	143	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions. In addition, Forte has assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. The Oiltec office lease has been sublet for no net cost to the Company for the remaining term of the lease.

Selected Quarterly Information (1)

($ Thousands, except per share)	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4
Revenue, net of royalties	10,835	6,430	4,516	4,503	4,389	3,271	3,137	2,040
Cash flow from operations	6,208	3,259	2,354	1,908	2,364	1,574	1,825	1,198
Per share - basic	0.17	0.14	0.15	0.12	0.14	0.10	0.11	0.08
Per share - diluted	0.16	0.13	0.12	0.10	0.12	0.08	0.09	0.07
Net earnings	408	(70)	(18)	124	(453)	173	386	334
Per share - basic	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02	0.02
Per share - diluted	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02	0.02
Total Assets	126,359	121,568	50,114	37,688	35,603	36,507	24,801	21,263
Bank Debt	33,796	35,765	8,324	11,077	11,149	13,927	351	823

(1) Unaudited and restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	2002	2001
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,263	13,235
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 % evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion

and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downward revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at September 30, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

Forte is a junior exploration and development company that has focused on building a strong asset base through a strategy based upon accretive acquisitions followed by production enhancement and optimization operations combined with a grass roots exploration program. In the future there will be an increased emphasis on exploration and development activities to provide growth for the Company.

Forte has an extensive prospect inventory that it will continue to evaluate during the remainder of 2004 and the first half of 2005. This prospect inventory includes over 30 firm locations with a further 50 contingent wells. Approximately 65% of the wells are natural gas locations. The prospects are a mix of development and exploration with 60% of the drilling costs categorized as development. The prospects also include high impact wells, which will be drilled in the fourth quarter. Forte has managed its cost exposure to these wells while retaining a significant revenue interest. Major areas of focus are as follows:

- seven natural gas prospects in the Peace River Arch area of Alberta (55-100%);
- ten wells in the Laprise Area of Northeast British Columbia (40%);
- three wells in the Niton/Leaman area of Alberta (55-100%):
- four wells in the Redwater Area of Alberta (30-50%), and
- several drilling locations in other areas as well as continued exploitation and production enhancement activities.

The initial results of this program have been encouraging. We anticipate that wells drilled in the third quarter and in October 2004 will add approximately 500-600 boe/d to our production base at their initial rates of production and stabilize at 300-400 boe/d.

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. Among analysts, economists and experts of geo-political forces there seems to be an emerging consensus that conditions should continue to remain favorable for commodity prices for the near term. Although prices may soften somewhat from current peak levels they may be susceptible to supply disruptions in producing regions, which could result in price spikes from time to time. Forte believes that the longer term outlook for oil and gas prices is very favorable, reflecting the tight world supply and demand balance, the growth in demand from China, India and the rest of the world and the increasing costs to explore for and produce reserves.

Since Forte's hedges expired at September 30, 2004 it will now enjoy the benefit of higher prices should they persist for the remainder of the year. In order to continue to benefit from these currently high commodity prices, Forte has entered into a hedge for the 2005 calendar year for 500 bbls/d of crude oil at a price of $58.30 Cdn per barrel.

FOR IMMEDIATE RELEASE
NOVEMBER 10, 2004
FORTE RESOURCES INC. ANNOUNCES THIRD QUARTER RESULTS

Calgary, Alberta – **Forte Resources Inc.** (TSE:FRZ) ("Forte" or the "Company") releases its results for the third quarter of 2004.

During the third quarter of 2004 the Company commenced an active drilling program that has been planned for the second half of 2004 and the first quarter of 2005. In spite of wet weather conditions that inhibited drilling operations, seven wells (4.15 net) were drilled resulting in two wells (2 net) cased for oil production, three wells (.65 net) cased for natural gas production and two wells (1.5 net) dry and abandoned. Since the end of the quarter, three additional wells have been drilled (1.1 net) resulting in two gas wells (.8 net) and one well (.3 net) abandoned. Highlights of the program to date are as follows:

- A discovery in the Leaman area (100%) of West Central Alberta produced 135 bbls/d of oil during a limited test;
- Three successful wells in the Laprise area (40%) of Northeast British Columbia;
- A discovery in the Webster area (100%) of Northern Alberta that produced oil at a rate of 120 bbls/d and natural gas at a rate of 180 mcf/d;
- The Sukunka well (10%) in Northeast British Columbia was completed, and although it tested gas, it was not sufficient to make the well commercially viable.

With the inclusion of the Oiltec Resources properties, acquired on June 23, 2004, financial and operational results continued to demonstrate significant growth compared to the second quarter. Cash flow from operations grew in the third quarter to $6,208,000 ($0.17 per share) compared to the third quarter of 2003, which was $2,364,000 ($0.14 per share). This was primarily due to increased production. Production averaged 3,053 boe/d compared to 1,634 boe/d in the third quarter of 2003. Oil and gas revenue was $12,963,000, which was 132% greater than revenue in the third quarter of 2003 of $5,591,000. The Company also benefited from higher crude oil and natural gas prices increased in the quarter. While natural gas prices increased only slightly to $6.71 per mcf, the average oil and liquids price was up 32% to $48.95 compared to prices in the second quarter of 2004. The oil price included the impact of hedging losses of $600,000 or $3.15 per barrel. The relative impact of hedging losses declined as the production volume that was hedged dropped from 600 bbls/d to 300 bbls/d in the third quarter. The hedges expired on September 30, 2004.

Net income for the quarter was $408,000 ($0.01 per share) compared to a net loss of $453,000 ($0.03 per share) in 2003. The net income for the nine month period was $370,000 ($0.01 per share) compared to a net income of $106,000 ($0.01 per share) for the comparable 2003 period.

The major factor affecting operations in the third quarter was wet weather conditions that persisted for approximately 5-6 weeks in northern Alberta during August and September. Drilling and service rigs were unable to move and as a result drilling operations, completions and workovers could not proceed. The foregoing impacted our operations by delaying not only our drilling program, but also completion operations, tieing in of new production and remedial operations on existing wells to maintain and enhance production.

Operations in the Redwater area, were affected both by weather and by challenges in the start-up of the new battery facility. Following the start up of the new battery initial production from this facility has stabilized at a lower rate than originally anticipated. These factors have resulted in a reduction of the Company's guidance estimates for production for the 2004 year. Guidance for average production for the year has been revised to 2,600-2,700 boe/d and to exit rates of 3,700-3,900 boe/d. There has been no change to the guidance provided for cash flow, which was $18.0-20.3 million.

We are very encouraged by our drilling program. Although the data to date is of a preliminary nature and not conclusive, it appears that the wells drilled to date have initial production rates of approximately 500-

600 boe/d. Drilling to date represents the beginning of the development of our prospect inventory that includes over 80 firm and contingent locations.

The outlook for the remainder of 2004 and beyond is encouraging for a number of reasons:

- The Company will experience stronger cash flow as it benefits from higher oil and gas prices, unencumbered by hedge contracts;
- Two drilling rigs have been contracted for an anticipated 10 well drilling program at Laprise (40%) and we are anticipating that successful wells can be tied in prior to the end of the first quarter of 2005;
- Four horizontal wells (30-50%) are anticipated to be drilled into the Basal Quartz pool in the Redwater area in the fourth quarter or early 2005;
- Four to six wells should be drilled in the Peace River Arch and in the Niton/Leaman area (55-100%) in the fourth quarter or early 2005;
- 500 bbls/d of our crude oil production has been hedged for the 2005 year at a fixed price of $58.30 Cdn.

In addition, Forte is participating in two wells that, if successful, have the potential to have a significant impact on the Company. At Sojer, Forte is participating for a 20% (29% after payout) interest in a Slave Point well that is currently drilling. At Webster, Forte has a 15% drilling interest and 55% revenue interest in a Wabamun well that should spud as soon as a drilling rig is contracted. Each of these wells could have a substantial impact to the Company. With these wells, in addition to the more traditional drilling opportunities, we are excited about our prospects for growth.

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (eg. Operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.

Forte Resources Inc. is a Calgary based oil and gas exploration company. Forte's shares trade on the Toronto Stock Exchange under the trading symbol "**FRZ**"

For further information, please contact:
Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403)237-5163/Facsimile: (403)237-5256

Attention: Douglas N. Baker, President and Chief Financial Officer
Email: dbaker@forteresources.ca

HIGHLIGHTS	Three months ended September 30,			Nine months ended September 30,		
	2004	2003	% Change	2004	2003	% Change
FINANCIAL						
($ Thousands except per share data)						
Oil and gas sales	12,963	5,591	132	26,464	13,476	96
Cash flow from operations	6,208	2,364	162	11,821	5,763	105
Per share – basic	0.17	0.14	21	0.45	0.35	29
Net income (loss)	408	(453)	190	370	106	249
Per share – basic	0.01	(0.03)	133	0.01	0.01	
Capital expenditures (excl. acquisitions)	5,952	2,178	173	9,337	18,878	(51)
Net debt	30,133	12,881	134	30,133	12,881	134
Average shares outstanding - basic	35,539	16,399		24,721	16,399	
Shares, end of period - basic	38,137	19,507		26,480	19,507	
OPERATIONS						
Daily production						
Oil and NGL's (bbls/d)	2,071	1,288	61	1,703	1,102	55
Natural gas (mcf/d)	5,890	2,073	184	3,775	957	294
Barrels of oil equivalent (boe/d)	3,053	1,634	87	2,332	1,263	85
Average sales prices						
Oil and NGL's ($/bbl)	48.95	39.34	24	41.98	38.91	8
Natural gas ($/mcf)	6.71	5.39	24	6.65	4.96	34

Barrels of oil equivalent are reported with a 6:1 conversion with six mcf = one barrel

(1) See Non-GAAP measurements

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis was prepared as at November 10, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months and nine months ended September 30, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results in dollar terms and on a boe basis for the three months ended September 30, 2004 and 2003 are provided below:

(unaudited)	Three months ended September 30, 2004		Three months ended September 30, 2003		Difference	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	9,327	48.95	4,563	38.51	4,764	10.44
Natural gas	3,636	40.26	1,028	32.34	2,608	7.92
	12,963	46.16	5,591	37.20	7,372	8.95
Royalties	2,128	7.58	1,203	8.00	925	(0.43)
Operating	3,536	12.59	1,666	11.09	1,870	1.50
General and administrative	645	2.30	218	1.45	427	0.85
Interest	323	1.15	140	0.93	183	0.22
	6,331	22.55	2,364	15.74	3,967	6.81
Stock option expense	92	0.33	-	-	92	0.33
Depletion, depreciation and accretion	5,451	19.41	2,959	19.69	2,492	(0.28)
Income taxes	380	1.35	(142)	(0.94)	522	2.30
Net income (loss)	408	1.46	(453)	(3.00)	861	4.47

Forte's operating results in dollar terms and on a boe basis for the nine months ended September 30, 2004 and 2003 are provided below:

(unaudited)	Nine months ended September 30, 2004		Nine months ended September 30, 2003		Difference	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	19,588	41.98	11,908	39.58	7,680	2.40
Natural gas	6,876	39.89	1,568	36.01	5,308	3.88
	26,464	41.41	13,476	39.13	12,988	2.28
Expenses						
Royalties	4,683	7.33	2,679	7.78	2,004	(0.45)
Operating	7,958	12.45	4,252	12.35	3,706	0.11
General and administrative	1,245	1.95	586	1.70	659	0.25
Interest	634	0.99	196	0.57	438	0.42
	11,944	18.70	5,763	16.74	6,181	1.96
Stock option expense	217	0.34	-	-	217	0.34
Depletion, depreciation and accretion	10,752	16.83	5,207	15.12	5,485	1.71
Income taxes	605	0.95	450	1.31	208	(0.36)
Net Income (loss)	370	0.60	106	0.32	271	0.27

Revenue increased by 96% in the first nine months of 2004 and 132% in the third quarter compared with the same periods of 2004. Production was 85% higher for the first nine months and 87% higher in the third quarter. Although higher production volumes were the primary contributor to higher revenues, the Company also benefited from higher commodity prices. Oil revenue was impacted by hedging losses of $2.36 million ($5.06 per bbl) in the first nine months of 2004 and $600,000 ($3.15 per bbl) in the third quarter. Hedging losses in the first nine months of 2003 were $1.18 million ($3.94 per bbl) and $334,000 ($2.82 per bbl) in the third quarter. The following tables show the change in components of revenue:

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	(unaudited) Total
Three months ended September 30, 2003	4,563	1,028	5,591
Effect of change in prices	1,238	252	1,489
Effect of change in production	3,526	2,356	5,883
Three months ended September 30, 2004	9,327	3,636	12,963

Revenue ($ Thousands)	Oil and Liquids	Natural Gas	(unaudited) Total
Nine months ended September 30, 2003	11,908	1,568	13,476
Effect of change in prices	721	169	890
Effect of change in production	6,959	5,139	12,098
Nine months ended September 30, 2004	19,588	6,876	26,464

Production increased by 1,069 boe/d or 85% for the first nine months and 1,519 boe/d or 87% for the third quarter. The following table shows the production for each product:

Production	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Crude oil (bbls/d)	1,977	1,201	1,580	1,053
Liquids (bbls/d)	94	87	123	49
	2,071	1,288	1,703	1,102
Natural gas (mcf/d)	5,890	2,073	3,775	957
BOE (boe/d)	3,053	1,634	2,332	1,263

Royalties averaged 17.7% of revenue for the first nine months of 2004 and 16.4% in the third quarter. Average royalty rates for the first nine months of 2003 were 19.9% and for the third quarter of 2003 were 21.5%. Royalty rates as a percentage of revenue calculated before consideration of hedging losses were 16.2% for the first nine months of 2004, which was consistent with 2003 excluding hedging losses.

Operating costs increased by $0.10 per boe to for the first nine months and $1.50 per boe for the third quarter compared to the same 2003 periods. Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Forte's target average operating costs for the first nine months was $9.84 per boe which is less than our year to date costs of $12.45. During the first nine months of 2004, Forte completed three projects which are expected to reduce operating costs :

- installation of a remote monitoring system for the Panny area
- electrification of wells in the Trout area
- re-negotiation of water handling fees in the House Creek area

General and administrative expenses increased on an absolute basis as well as on a boe basis. While costs increased on an absolute basis as a result of increased production and level of activity, the higher costs per boe were primarily the result of costs associated with the public markets such as listing fees, trustee fees and regulatory and compliance costs. In 2003 the company was private Recoveries from partners for the first nine months decreased as a result of lower levels of drilling activity. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the Company's exploration program and are therefore capitalized as part of the cost of oil and gas property_and deducted from general and administrative expense. The impact of cost recoveries and capitalized amounts is summarized as follows:

General and Administrative (unaudited) ($ Thousands)	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Gross expenditures	1,125	487	2,117	1,331
Recoveries from partners	165	92	290	327
	960	395	1,827	1,004
Capitalized portion	315	177	582	418
	645	218	1,245	586

Interest expense, including bank charges, increased by $462,000 in the first nine months of 2004 and by $183,000 in the third quarter due primarily to higher loan balances and loan fees attributed to new credit facilities.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The D,D & A rate per boe of $16.83 for the first nine months and $19.20 for the third quarter was $1.71 higher and $0.28 lower per boe, respectively, than the comparable periods of 2003. The DD&A rate increased due to a 20% decrease in proven reserves resulting primarily from applying the new methodology for evaluating reserves under NI 51-101. Although the decrease in proven reserves was offset by a corresponding increase in probable reserves, under generally accepted accounting principles, probable reserves are not eligible to be used in the calculation of DD&A. DD&A expense also includes accretion expense related to the asset retirement obligation.

The provision for income taxes is greater than would be expected because of stock option expense, which is not deductible for income tax purposes and hedging losses, which are not deductible in calculating the resource allowance for income tax purposes. The impact of each is illustrated in the following table:

Provision for taxes (unaudited) ($ Thousands)	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Net Income (loss)	788	(595)	975	556
Tax rate	37.50%	40.75%	37.50%	40.75%
Expected provision	296	(242)	366	209
Increase from				
Stock option expense	35	-	81	-
Hedging impact	42	34	166	120
Other	(116)	134	(131)	121
	257	(142)	482	450

Capital expenditures excluding corporate acquisitions are indicated below:

Capital Expenditures (unaudited) ($ Thousands)	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Acquisitions	88	14	769	10,956
Exploration, land and seismic	843	670	2,172	1,877
Drilling, completion and workovers	4,152	987	4,898	3,801
Equipping	851	488	1,457	2,165
Other	18	19	41	76
	5,952	2,178	9,337	18,875

The Oiltec acquisition closed on June 23, 2004 by way of Plan of Arrangement. Pursuant to the arrangement, Forte issued 10,515,935 common shares and paid $11,864,000 for 100% of the outstanding shares of Oiltec. In addition, Forte assumed Oiltec bank debt of $13,963,000. A value of $59,400,000 was assigned to the petroleum and natural gas properties acquired net of asset retirement obligations. The metrics of this acquisition are summarized below:

Reserve value assigned net of land ($000's):	53,380
Proven and probable reserves (mboe):	4,396
Daily production (boe/d):	1,100
$/boe reserves:	12.14
$/boe/d production:	48,527

Liquidity – Forte has a $34.5 million revolving line of credit of which $33.8 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. The borrowing base calculation is subject to review at least annually with the next review scheduled for April 2005. The loans have certain covenants including quarterly tests of the working capital ratio, debt to equity ratio and debt to cash flow ratio.

On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. In April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met. On July 20, 2004 the Company issued 2.0 million flow-through common shares at $3.85 per share to raise $7.7 million before consideration of share issue costs. The un-drawn credit line, cash flow from operations and working capital is sufficient to fund the Company's capital expenditure budget for the remainder of the year. Working capital excluding debt is $2.527 million. At September 30, 2004 there were 35,590,584 common shares outstanding.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $9.1 million at September 30, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($ Thousands)	**As reported**	**Change**	**As Restated**
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

The Company had forward sale contracts representing 300 barrels per day at $35.72 Cdn for the period from July 1, 2004 to September 30, 2004 and 300 barrels per day at $41.15 Cdn for the month of July, 2004. The underlying price reference point is WTI (West Texas Intermediate) for both contracts, which correlates effectively with the pricing for the Company's oil production. The contracts, which settle monthly, qualify for hedge accounting and any gains or losses are included in oil revenue. In October, 2004 the Company entered into a contract for 500 bbls/d for the 2005 calendar year at a price of $58.30 Cdn.

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($ Thousands)	2004	2005	2006	2007	2008	Thereafter	Total
(unaudited)	143	298	298	298	298	99	1,478

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions. In addition, Forte has assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. The Oiltec office lease has been sublet for no net cost to the Company for the remaining term of the lease.

Selected Quarterly Information (1)

($ Thousands, except per share)	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue, net of royalties	10,835	6,430	4,516	4,503	4,389	3,271	3,137	2,040
Cash flow from operations	6,208	3,259	2,354	1,908	2,364	1,574	1,825	1,198
Per share - basic	0.17	0.14	0.15	0.12	0.14	0.10	0.11	0.08
Per share - diluted	0.16	0.13	0.12	0.10	0.12	0.08	0.09	0.07
Net earnings	408	(70)	(18)	124	(453)	173	386	334
Per share - basic	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02	0.02
Per share - diluted	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02	0.02
Total Assets	126,359	121,568	50,114	37,688	35,603	36,507	24,801	21,263
Bank Debt	33,796	35,765	8,324	11,077	11,149	13,927	351	823

(1) Unaudited and restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

	2003	2002	2001
Revenue, net of royalties	15,300	3,687	150
Cash flow from operations	7,671	1,936	(39)
Per share - basic	0.48	0.13	-
Per share - diluted	0.39	0.10	-
Net earnings	231	467	(25)
Per share - basic	0.01	0.03	-
Per share - diluted	0.01	0.02	-
Total assets	37,688	21,263	13,235
Bank debt	11,077	823	-

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 % evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion

and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downward revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at September 30, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs are based on estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

Forte is a junior exploration and development company that has focused on building a strong asset base through a strategy based upon accretive acquisitions followed by production enhancement and optimization operations combined with a grass roots exploration program. In the future there will be an increased emphasis on exploration and development activities to provide growth for the Company.

Forte has an extensive prospect inventory that it will continue to evaluate during the remainder of 2004 and the first half of 2005. This prospect inventory includes over 30 firm locations with a further 50 contingent wells. Approximately 65% of the wells are natural gas locations. The prospects are a mix of development and exploration with 60% of the drilling costs categorized as development. The prospects also include high impact wells, which will be drilled in the fourth quarter. Forte has managed its cost exposure to these wells while retaining a significant revenue interest. Major areas of focus are as follows:

- seven natural gas prospects in the Peace River Arch area of Alberta (55-100%);
- ten wells in the Laprise Area of Northeast British Columbia (40%);
- three wells in the Niton/Leaman area of Alberta (55-100%):
- four wells in the Redwater Area of Alberta (30-50%), and
- several drilling locations in other areas as well as continued exploitation and production enhancement activities.

The initial results of this program have been encouraging. We anticipate that wells drilled in the third quarter and in October 2004 will add approximately 500-600 boe/d to our production base at their initial rates of production and stabilize at 300-400 boe/d.

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. Among analysts, economists and experts of geo-political forces there seems to be an emerging consensus that conditions should continue to remain favorable for commodity prices for the near term. Although prices may soften somewhat from current peak levels they may be susceptible to supply disruptions in producing regions, which could result in price spikes from time to time. Forte believes that the longer term outlook for oil and gas prices is very favorable, reflecting the tight world supply and demand balance, the growth in demand from China, India and the rest of the world and the increasing costs to explore for and produce reserves.

Since Forte's hedges expired at September 30, 2004 it will now enjoy the benefit of higher prices should they persist for the remainder of the year. In order to continue to benefit from these currently high commodity prices, Forte has entered into a hedge for the 2005 calendar year for 500 bbls/d of crude oil at a price of $58.30 Cdn per barrel.

Forte Resources Inc.
Consolidated Balance Sheet
($ Thousands)

unaudited	**September 30, 2004**	**December 31, 2003**
		(restated Note 1 and 2)
Assets		
Current		
Accounts receivables and prepaids	11,176	3,645
	11,176	3,645
Capital assets	103,399	34,043
Goodwill (Note 4)	11,074	-
	125,649	37,688
Liabilities and shareholders' equity		
Current		
Accounts payable and accrued liabilities	7,513	5,648
Bank loans (Note 3)	33,796	11,077
	41,309	16,725
Asset retirement obligations (Note 2)	4,847	2,878
Future income taxes	8,101	1,339
	54,257	20,942
Shareholders' equity		
Share capital (Note 5)	70,124	16,065
Contributed surplus	226	9
Retained earnings	1,042	672
	71,392	16,746
	125,649	37,688

Signed on behalf of the Board

Doug N. Baker
"signed"

T. J. MacKay
"signed"

Forte Resources Inc.
Consolidated Statements of Income and Retained Earnings
($ Thousands, except per share data)
unaudited

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
		Restated - see Notes 1 and 2		Restated - see Notes 1 and 2
Revenue				
Oil and gas	12,963	5,591	26,464	13,476
Expenses				
Royalties	2,128	1,203	4,683	2,679
Operating	3,536	1,666	7,958	4,252
General and administrative	645	218	1,245	586
Interest	323	140	634	196
Stock base compensation	92	-	217	-
Depletion, depreciation and accretion	5,451	2,959	10,752	5,207
	12,175	6,186	25,489	12,920
Income (Loss) Before Taxes	788	(595)	975	556
Provision for future Income taxes	257	(142)	482	450
Capital taxes	123	-	123	-
	380	(142)	605	450
Net Income (Loss) for the Period	408	(453)	370	106
Retained Earnings				
Beginning of period, as previously reported	634	850	452	360
Change in accounting policy related to asset retirement obligations (Note 2)	-	151	220	82
Beginning of period, as restated	634	1,001	672	442
Retained Earnings, end of period	1,042	548	1,042	548
Shares Outstanding (weighted average)				
Basic	35,539,394	16,398,700	24,720,591	16,398,700
Diluted	38,137,457	19,506,557	26,479,589	19,506,557
Net Income (Loss) Per Share				
Basic and diluted	0.01	(0.03)	0.01	0.01

See accompanying notes

Forte Resources Inc. Consolidated Statements of Cash Flow unaudited ($ Thousands)	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
		Restated - see Notes 1 and 2		Restated - see Notes 1 and 2
Operating Activities				
Net Income (Loss) for the period	408	(453)	370	106
Add items not requiring cash:				
Depletion, depreciation and accretion	5,451	2,959	10,752	5,207
Future income taxes	257	(142)	482	450
Stock based compensation	92	-	217	-
Cash flow from operations	6,208	2,364	11,821	5,763
Site restoration expenditures	(57)	-	(61)	-
Changes in non-cash working capital related to operating activities	(7,596)	2,059	(7,089)	2,258
Cash provided by operating activities	(1,445)	4,423	4,671	8,021
Financing Activities				
Issue of common shares, net of issue costs	7,285	400	14,738	397
Increase (decrease) in bank loans	(1,968)	(2,644)	5,582	10,460
Cash provided by financing activities	5,317	(2,244)	20,320	10,857
Investing Activities				
Expenditures on property and equipment	(5,952)	(2,178)	(9,337)	(18,878)
Acquisition of Oiltec Resources Ltd. (Note 4)	-	-	(11,864)	-
Changes in non-cash working capital	1,863	-	(3,790)	-
Cash used in investing activities	(4,089)	(2,178)	(24,991)	(18,878)
Net change in cash	(217)	-	-	-
Cash, beginning of period	217	-	-	-
Cash, end of period	-	-	-	-
Supplementary Information				
Interest paid	285	140	507	196
Taxes paid	90		90	

Selected Notes to the Consolidated Financial Statements
(unaudited)

1. Significant in Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and as disclosed in the Company's December 31, 2003 consolidated statements except for changes in accounting policies noted below. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. Certain information and note disclosure normally included in the financial statements have been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes for the year ended December 31, 2003 The preparation of the consolidated financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates. Changes in accounting policies in 2004 were as follows:

(a) Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. Note 2 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b) Property and Equipment – Oil and Gas

The Company capitalized general and administrative costs of $315,000 and $177,000 for the three months ended September 30, 2004 and 2003 respectively and $582,000 and $418,000 for the nine months ended September 30, 2004 and 2003 relating to exploration and development activity.

Effective January 1, 2004 the Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry", AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than the amount the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk free rate of 5%. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004 and September 30, 2004.The test for impairment of the Company's petroleum and natural gas carrying value was calculated at September 30, 2004 using the following product price assumptions, which were based upon an average of the current price assumptions of the Company's independent engineers and the forward strip pricing of the New York Mercantile Exchange:

Year	Oil WTI US $	Natural Gas AECO Cdn $
2004	50.84	8.59
2005	47.56	8.07
2006	41.87	6.70
2007	37.79	5.93
2008	35.85	5.64
Thereafter	Increasing 1.5%/year	Increasing 1.5%/year

(c) Hedging Relationships

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

(d) Goodwill

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its net assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

2. Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the new recommendations related to Asset Retirement Obligations as stated in Note 1. As a result, year end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet - as at December 31, 2003 (000's)	As Reported	Change	As Restated
Assets			
Capital assets	32,111	1,932	34,043
Liabilities and shareholders' equity			
Asset retirement obligation	-	2,878	2,878
Provision for site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672

Consolidated Statement of Income & Retained Earnings Three Months ended September 30, 2003 (000's)	As Reported	Change	As Restated
Depletion, depreciation and accretion	3,015	(56)	2,959
Provision for income taxes	(164)	22	(142)
Net income (loss)	(487)	(34)	(453)
Nine Months ended September 30, 2003			
Depletion, depreciation and accretion	5,375	(168)	5,207
Provision for income taxes	385	65	450
Net income	3	(103)	106

At September 30, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $9.1 million. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of 8% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows: (000's)	Three months ended September 30, 2004	Nine months ended September 30, 2004
Asset retirement obligations, beginning	4,810	2,878
Liabilities incurred on acquisitions	-	1,726
Liabilities incurred	139	289
Liabilities settled	(57)	(61)
Accretion	94	154
Changes in assumed costs	(139)	(139)
Asset retirement obligations, ending	4,847	4,847

3. Bank Loans

On June 23, 2004 the Company entered into new banking arrangements. The total credit facility pursuant to these arrangements has three components:

Revolving production loan:	-	$34.0 million
	-	prime + 0.4%
	-	borrowing base review scheduled for April, 2005
Revolving bridge facility:	-	$3.0 million
	-	prime +1.4%repayable monthly by December 1, 2004
Compressor loan facility:	-	$630,000
	-	prime plus 2% repayable at $30,000 per month

The loans are secured by a General Security Agreement and a $60.0 million debenture secured by a first floating charge on all the Company's assets.

4. Acquisitions

On March 9, 2004 the Company completed an Arrangement Agreement with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80%) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,734,111 shares of the Company (representing approximately 20%). The values assigned to the net assets acquired are as follows:

	$ Thousands
Net assets acquired	
Current assets	1,070
Capital assets	10,486
Current liabilities	(959)
Asset retirement obligation	(1,125)
Bank loan	(3,175)
	6,297
Consideration	
Common shares (3,734,111 shares)	6,297

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by. The values assigned to the net assets acquired are as follows:

	$ Thousands
Net assets acquired	
Current assets	3,295
Capital assets	59,981
Goodwill	11,074
Current liabilities	(8,618)
Future tax liability	(6,705)
Asset retirement obligation	(601)
Bank debt	(13,963)
	44,463
Consideration	
Common shares (10,515,935 shares)	32,599
Cash	11,864
	44,463

5. **Share Capital**

Common Shares	Number	$ Thousands
Balance, December 31, 2003	16,398,700	16,065
Issued		
For cash	3,200,000	8,000
Acquisition of Denison assets (Note 4)	3,734,111	6,297
Share issue cost		(555)
Related tax benefit		208
Reduction resulting from Plan of Arrangement (Note 4)	(1,738,262)	-
Balance, March 31, 2004	21,594,549	30,015
Issued		
Conversion of Preferred, Series I shares	1,341,000	-
Acquisition of Oiltec (Note 4)	10,515,935	32,599
Share options exercised	59,600	67
Share issue costs		(58)
Related tax benefit	-	10
Balance, June 30, 2004	33,511,084	62,633
Issued		
For cash, net of issue costs	2,000,000	7,285
Related tax benefit of share issue costs		117
Share options exercised	79,500	89
Balance, September 30, 2004	35,590,584	70,124

Preferred Series I	Number of Shares	$ Thousands
Balance, December 31 2003	3,000,000	-
Reduction resulting from Plan of Arrangement (Note 4)	(318,000)	-
Balance, March 31 2004	2,682,000	-
Conversion to common shares	(1,341,000)	-
Balance, June 30 and September 30, 2004	1,341,000	-

Stock Options	Number of Shares	Exercise Price
Balance, beginning of the period	885,000	$1.08
Granted	636,000	$3.07
Exercised	(139,100)	$1.12
Cancelled	(67,050)	$1.12
Reduction resulting form Plan of Arrangement (Note 4)	(93,810)	
Balance, end of the period	1,221,040	$2.18

The fair value of stock options granted in 2004 was calculated using the Black-Scholes pricing model assuming a 4% risk free interest rate, a five-year expected life, 60% volatility and no dividend payments. The fair value is recorded as stock option expense over the three-year vesting period of the options.

In April 2004 the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $2.23 per share. Pursuant to the terms of the preferred shares, Series I, 1,341,000 preferred shares were automatically converted to common shares of the Company.

In July 2004 the Company issued 2 million common shares on a flow through basis at a price of $3.85 per share and is required to renounce the tax benefit of $7.7 million of exploration expenses prior to December 31, 2004.

6. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

7. Commitments

Forte assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. In September 2004 the Company entered into sublet arrangements for this space sufficient to cover the annual obligation for the remainder of the lease term.

In October 2004 the Company entered into a contract to sell 500 bbls/d of its crude oil production at a price of $58.30 per bbl for the 2005 year.

Directors

T. J. MacKay
D. N. Baker
R. B. Hammond
J. S. Blair
G. S. Fletcher
D. V. Richards
W. P. Comber
G. D. Roane

Officers

T.J. MacKay, Chairman & Chief Executive Officer
D.N. Baker, President & Chief Financial Officer
R.B. Hammond, Senior Vice President & Chief Operating Officer

For further information, please contact:

Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Phone: (403) 237-5163/Facsimilie: (403) 237-5256
Email: forte@fortereosurces.ca
Web: www.forteresources.ca

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DOUGLAS BAKER, President and Chief Financial Officer of Forte resources Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109*Certification of Disclosure in Issuers' Annual Interim Filings)* of Forte Resources Inc., (the issuer) for the interim period ending September 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2004

(Signed) *"Douglas Baker"*
Douglas Baker
President and Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, THOMAS J. MACKAY, Chairman and Chief Executive Officer of Forte resources Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109*Certification of Disclosure in Issuers' Annual Interim Filings)* of Forte Resources Inc., (the issuer) for the interim period ending September 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statementof a material fact or omit to state a material fact required to be stated or that is nessesary to make a statement not misleading in light of circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2004

(Signed) *"Thomas J. Mackay"*
Thomas J. Mackay
Chairman and Chief Executive Officer


Burnet,
Duckworth
& Palmer LLP
Law Firm



Reply to: Jay P. Reid
Direct Phone: (403) 260-0340
Direct Fax: (403) 260-0330
jpr@bdplaw.com

Assistant: Lucie Leblanc
Direct Phone: (403) 260-0365
Our File: 60192-1

November 30, 2004

To: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs/Mesdames:

Re: Notice of Change in Corporate Structure – Forte Resources Inc.

In connection with Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations, notice is hereby given that effective June 23, 2004 all the issued and outstanding shares of Oiltec Resources Ltd. ("Oiltec") were acquired by Forte Resources Inc. ("Forte Resources") pursuant to a Plan of Arrangement under the *Business Corporations Act* (Alberta) (the "Arrangement"). Immediately following the Arrangement, Oiltec was amalgamated with Forte Oil Corporation ("Forte Oil"), a wholly-owned subsidiary of Forte Resources (the "Amalgamation"). The post-Amalgamation company continued under the name "Forte Oil Corporation".

Oiltec ceased to be a reporting issuer subsequent to the Arrangement and Amalgamation. Oiltec's (and post-Amalgamation Forte Oil Corporation's, as successor to Oiltec) first financial year-end subsequent to the Arrangement and the Amalgamation would have been December 31, 2004.

Pursuant to British Columbia Instrument 11-502 "Voluntary Surrender of Reporting Issuer Status", post-Amalgamation Forte Oil Corporation (as successor to Oiltec), ceased to be a reporting issuer in British Columbia effective July 30, 2004. Pursuant to an application made and order granted pursuant to Section 153 of the *Securities Act* (Alberta) and Section 83 of the *Securities Act* (Ontario), post-Amalgamation Forte Oil Corporation (as successor to Oiltec) ceased to be a reporting issuer in Alberta and Ontario effective August 25, 2004.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

"Jay P. Reid"

Jay P. Reid

JPR\lal


G:\060192\0001\letter to Regulatory Authorities November 30 2004.doc



FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Forte Resources Inc. ("Forte")
2450, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

2. **Date of Material Change:**

November 30, 2004

3. **News Release:**

A press release disclosing the details outlined in this Material Change Report was issued by Forte on November 30, 2004 and disseminated through the facilities of CCNMatthews and would have been received by the securities commissions where Forte is a "reporting issuer" and the Toronto Stock Exchange in the normal course of its dissemination.

4. **Summary of Material Change:**

Forte announced that it has entered into a bought deal financing agreement led by FirstEnergy Capital Corp. and including Haywood Securities Inc. and GMP Securities Ltd. as underwriters. Pursuant to the terms of the agreement, 1,500,000 flow-through shares will be issued on a private placement basis at a price of $4.30 per flow-through share for gross proceeds of $6.45 million.

The net proceeds from the offering will be used to fund Forte's ongoing exploration activities.

Closing is subject to normal closing conditions including obtaining required regulatory approvals and is scheduled for December 16, 2004.

5. **Full Description of Material Change:**

See Item 4 above.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

N/A

8. **Executive Officer:**

For further information, please contact:

Douglas N. Baker, President and Chief Financial Officer
Telephone: (403) 237-5163
Facsimile: (403) 237-5256

9. Date of Report:

December 1, 2004

FORTE RESOURCES INC.

Per: Signed "***Douglas N. Baker***"
Douglas N. Baker
President and Chief Financial Officer



NATIONAL INSTRUMENT 62-103



REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

1. Name and Address of Eligible Institutional Investor:

   Wellington Management Company, LLP
   Attn: Legal Services Department
   75 State Street
   Boston, MA 02109 USA

2. Description and number or principal amount of securities held and the securityholding percentage of the eligible institutional investor at the end of the month for which the report is made:

   Wellington Management Company, LLP ("Wellington Management") acquired control over 4,008,823 shares of common stock of Forte Resources Inc. (the "Reporting Issuer") representing an ownership of 11.26% of the outstanding shares of the common stock of the company. This is a decrease in 7.77% ownership of the outstanding shares of the company since Wellington Management's initial filing dated March 31, 2004.

3. Designation and number or principal amount of securities held and securityholding percentage of the outstanding securities referred to in which the eligible institutional investor alone or jointly has:

   (i) ownership and control

   (ii) ownership but not control

   (iii) control but not ownership

   Wellington Management has dispositive power over 4,008,823 shares of common stock, representing 11.26% of the shares outstanding of the common stock of the Reporting Issuer.

4. The purpose of the eligible institutional investor acquiring or disposing of ownership or control of the securities:

   Wellington Management Company, LLP ("Wellington Management") is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended. Wellington Management, in its capacity as investment adviser, exercises discretionary authority over securities owned of record by investment advisory clients subject to general investment policies, guidelines, objectives and legal requirements of such clients.

5. The general nature and material terms of any agreements with respect to the securities of the reporting issuer entered into by the eligible institutional investor:

   None

6. The name of any joint actors:

   None

7. Any change in any material fact previously disclosed:

   None

8. ELIGIBILITY:

   I certify that Wellington Management Company, LLP is an eligible institutional investor eligible to file reports under Part 4 of Proposed National Instrument 62-103. Neither WMC nor any of its client accounts presently intend to:

____
Signature

Julie A. Jenkins
Vice President and Counsel
Name and Title

617.790.7745
Telephone

Wellington Management Company, LLP
Eligible Institutional Investor
Report for the period ending November 30, 2004

FOR IMMEDIATE RELEASE DECEMBER 16, 2004

FORTE RESOURCES INC. CLOSES $6.45 MILLION EQUITY FINANCING

Calgary, Alberta – Forte Resources Inc. ("Forte") is pleased to announce that it has closed its previously announced private placement of 1,500,000 flow-through common shares at a price of $4.30 per share for gross proceeds of $6,450,000.

The underwriting syndicate for the offering was led by FirstEnergy Capital Corp. and included Haywood Securities Inc. and GMP Securities Ltd. Upon closing of the offering, Forte will have approximately 37.1 million shares outstanding. Forte will use the proceeds of the offering to incur Canadian exploration expenses on its properties and will renounce such expenditures to subscribers for the 2004 tax year.

Forte is a Canadian company engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas. Forte's common shares are listed on the Toronto Stock Exchange under the symbol "FRZ".

Forte's new releases can be accessed electronically through the website of CCNMatthews at www.ccnmatthews.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry. (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projects relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from the potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect Forte's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.

For further information, please contact:

Forte Resources Inc.
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403) 237-5163
Facsimile: (403) 237-5256

Attention: Douglas N. Baker, President and Chief Financial Officer
Email: dbaker@forteoil.ca



FOR IMMEDIATE RELEASE January 26, 2005

Forte Resources Announces Updated Drilling Results And Provides 2005 Guidance

CALGARY, ALBERTA - Forte Resources Inc. (TSX:FRZ) ("Forte") is pleased to announce ...

Calgary, January 26, 2005 – Forte Resources Inc. ("Forte") is pleased to provide an update of the results of its recent drilling activity. The following table summarizes the wells that have been completed as potential oil wells, gas wells and abandonments on a quarterly basis for 2004 and to date in 2005:

Period	Oil gross	Oil net	Gas gross	Gas net	Dry gross	Dry net	Total gross	Total net
2004-Q1			1.00	0.50	1.00	0.33	2.00	0.83
2004-Q2			1.00	0.06	1.00	1.00	2.00	1.06
2004-Q3	1.00	1.00	3.00	0.65	2.00	1.50	6.00	3.15
2004-Q4	5.00	2.60	6.00	2.95	5.00	2.00	16.00	7.55
Total	**6.00**	**3.60**	**11.00**	**4.16**	**9.00**	**4.83**	**26.00**	**12.59**
2005	**2.00**	**1.00**	**4.00**	**2.30**			**6.00**	**3.30**

For 2004 Forte cased 62% of the net wells drilled. During the fourth quarter the completion rate increased to 74% and to date in 2005 the completion rate was 100% for 3.3 net wells drilled. Notwithstanding issues associated with cold weather and equipment availability, Forte's current production is approximately 3,350 boe/d and there is a further 550 boe/d of potential productivity that is scheduled to be tied in and placed on production prior to March 31, 2005.

In addition, the 4th quarter program resulted in three new pool discoveries that we anticipate will provide further drilling locations for the 2005 program. At Leaman, Forte drilled an oil well (100% interest), which is currently producing on a restricted basis at a rate of 150 bbls/d of crude oil. Our geological mapping indicates potential for several additional wells in the pool and we are licensing five additional wells for drilling in the first quarter of 2005. The next well in the program should spud by February 1, 2005. In the Laprise area Forte has a 40 % working interest in a new pool discovery that tested at a rate of approximately 100 boe/d net to Forte's interest. Additional drilling for this prospective reservoir will occur later in 2005. A third discovery in West Central, Alberta tested at rates in excess of 150 boe/d net to Forte's interest.

Drilling results to date in each of Forte's key areas were as follows:

Laprise, British Columbia – At Laprise Forte has drilled a total of 11 (4.4 net) medium depth wells resulting in 2 (0.8 net) oil completions, 6 (2.4 net) gas completions and 3 (1.2 net) abandonments. Two wells have been placed on production at a rate of approximately 3.5 mmcf/d (1.4 mmcf/d net). Forte expects three (1.2 net) additional wells to be tied in during February, 2005.

Redwater, Alberta – At Redwater Forte has completed two (1.00 net) of an anticipated four (2.00 net) horizontal wells. The first well has been tied in for production, while the second well is in the process of being equipped for production. While initial flush production is greater, we expect the first two wells to each stabilize at approximately 75 bbls/d of net production to Forte.

Sojer, British Columbia – This potential high impact well (20% interest) has been cased. The completion program is underway to test up to four intervals of potential pay.

Webster, Alberta - Forte has a 15% drilling interest and a 55% revenue interest in a well drilled to test the Wabamun formation at Webster which has been drilled and cased . The completion of this well, which should occur in February, is expected to test three potential intervals, one of which is in the Wabamun formation and two at shallower depths.

2005 First Quarter Drilling Activity

The first quarter of 2005 will continue to be active from a drilling perspective, building on the success of the 4th quarter of 2004 and the month of January, 2005. Activity for the remainder of the quarter will include:

- Two (0.80 net) horizontal gas wells in the Laprise area;
- Two (0.80 net) horizontal oil wells in the Redwater area;
- Four (3.10 net) delineation oil wells in the Leaman area:
- Up to three (3.00 net) exploration wells in the Grand Prairie area;
- Two (1.1 net) wells in West Central, Alberta;
- A 45 square mile 3D seismic program evaluating Triassic, Cretaceous and Devonian targets in the Laprise/Sojer area;
- Installation of compression at Laprise; and
- Completion and evaluation of the Sojer and Webster wells.

Market Guidance for 2005

Forte's Board of Directors has approved a capital expenditure budget for 2005 of $35.5 million to be expended on exploration and development activities. The budget includes approximately 50 gross (26.5 net) wells. Production and cash flow for 2005 is anticipated to fall within the following ranges:

Average 2005 production rate:	3,800 - 4,200 boe/d
Exit 2005 production rate:	4,500 - 4,800 boe/d
Cash flow (000's)	$30,000 - $34,000
Cash flow per share - basic	$0.81 - $0.91

A complete summary of the assumptions and estimates used in the market guidance is as follows:

	Year Ended 2005
Crude Oil and Liquids	
Production (Bbls/d)	2,367 – 2,600
Price ($U.S. WTI)	$38.00
Exchange rate	$0.82
Natural Gas	
Production (Mcf/d)	8,600 - 9,600
Price ($Cdn/Mcf)	$6.50
Boe/d	3,800 - 4,200
Operating costs ($/Boe)	$9.90
Royalty rate (%)	20%
Cash flow ($000's)	$30,000 - $34,000
per basic share ($)	$0.81 - $0.91
per diluted share ($)	$0.75 - $0.85

Sensitivity	2005 ($000's)
$1 WTI per Bbl	640
$0.10 per Mcf	375
1% interest	275
$0.01 Cdn $ vrs. U.S. $	300

Cautionary Statements

Disclosure provided herein in respect of boe units may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain information set forth in this document, including management's assessment of Forte's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Forte's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates,

environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward-looking statements. Forte's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Forte will derive therefrom. Forte disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forte Resources is a Calgary-based oil and natural gas production company with operations primarily in Alberta, Canada. The company has a record of successful growth through a combination of acquisitions, exploration and development. Forte's common shares are listed on the Toronto Stock Exchange under the symbol FRZ.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas N. Baker
President and Chief Financial Officer

Forte Resources Inc.
2450, 500 - 4th Avenue SW
Calgary, AB T2P 2V6
Telephone: 403-237-5163
Email: forte@forteresources.ca
Website: www.forteresources.ca

This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry. (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projects relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from the potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect Forte's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

Date: February 3, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
TSX

Dear Sirs:

Subject: Forte Resources Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual & General (Routine)
2.	Security Description of Voting Issue	: Common
3.	CUSIP Number	: 349 56Y 108
4.	Record Date	: March 8, 2005
5.	Meeting Date	: April 27, 2005
6.	Meeting Location	: Calgary

Yours truly,

"signed by"
Brent Jopko
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: brent.jopko@computershare.com

cc: Forte Resources Inc.
Attention: Doug Baker

MATERIAL CHANGE REPORT



1. **Reporting Issuer:**

   Forte Resources Inc. ("Forte Resources")
   2450, 500 – 4th Avenue S.W.
   Calgary, Alberta, T2P 2E6

2. **Date of Material Change:**

   February 3, 2005

3. **News Release**

   A Press Release reporting the material change was issued by Forte Resources on February 3, through CCN Matthews.

4. **Summary of Material Change:**

   Forte Resources announced on February 3, 2005 that it has entered into a bought deal financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including GMP Securities Ltd. and Haywood Securities Inc. to issue 4.0 million common shares on a private placement basis at a price of $3.90 per common share for gross proceeds of $15.6 million.

5. **Full Description of Material Change:**

   Forte Resources also announced on February 3, 2005 that it has entered into a bought deal financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including GMP Securities Ltd. and Haywood Securities Inc. to issue 4.0 million common shares on a private placement basis at a price of $3.90 per common share for gross proceeds of $15.6 million. Completion of this transaction is subject to receipt of all necessary regulatory approvals. This transaction is expected to close on or about February 24, 2005.

   Proceeds from this offering will be used to fund Forte Resources' ongoing exploration and development activities, and for general corporate purposes.

   For further information, please contact:

   Forte Resources Inc.
   2450, 500 – 4th Avenue S.W.
   Calgary, Alberta, T2P 2E6
   Phone: (403) 237-5163
   Facsimile: (403) 237-5256
   Attention: Douglas N. Baker, President Finance and Chief Financial Officer

6. **Reliance on Confidentiality Provisions:**

   Not Applicable

7. **Omitted Information:**

   Not Applicable

8. Senior Officers:

For further information, please contact Douglas N. Baker, President and Chief Financial Officer at 2450, 500 – 4th Avenue S.W., Calgary, AB T2P 2E6, Phone: (403) 237-5163, Facsimile: (403) 237-5256.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED as of February 7, 2005, at Calgary, Alberta.

FORTE RESOURCES INC.

Per: "Douglas N. Baker"
Douglas N. Baker

cc: Toronto Stock Exchange

NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

1. Name and Address of Eligible Institutional Investor:

   Wellington Management Company, LLP
   Attn: Legal Services Department
   75 State Street
   Boston, MA 02109 USA

2. Description and number or principal amount of securities held and the securityholding percentage of the eligible institutional investor at the end of the month for which the report is made:

   Wellington Management Company, LLP ("Wellington Management") acquired control over 3,695,623 shares of common stock of Forte Resources Inc. (the "Reporting Issuer") representing an ownership of 9.96% of the outstanding shares of the common stock of the company.

3. Designation and number or principal amount of securities held and securityholding percentage of the outstanding securities referred to in which the eligible institutional investor alone or jointly has:

   (i) ownership and control

   (ii) ownership but not control

   (iii) control but not ownership

   Wellington Management has dispositive power over 3,695,623 shares of common stock, representing 9.96% of the shares outstanding of the common stock of the Reporting Issuer.

4. The purpose of the eligible institutional investor acquiring or disposing of ownership or control of the securities:

   Wellington Management Company, LLP ("Wellington Management") is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended. Wellington Management, in its capacity as investment adviser, exercises discretionary authority over securities owned of record by investment advisory clients subject to general investment policies, guidelines, objectives and legal requirements of such clients.

5. The general nature and material terms of any agreements with respect to the securities of the reporting issuer entered into by the eligible institutional investor:

   None

6. The name of any joint actors:

   None

7. Any change in any material fact previously disclosed:

   None

8. ELIGIBILITY:

   I certify that Wellington Management Company, LLP is an eligible institutional investor eligible to file reports under Part 4 of Proposed National Instrument 62-103. Neither WMC nor any of its client accounts presently intend to:

____
Signature

Julie A. Jenkins
Vice President and Counsel
Name and Title

617.790.7745
Telephone

Wellington Management Company, LLP
Eligible Institutional Investor
Report for the period ending January 31, 2005



FOR IMMEDIATE RELEASE

February 3, 2005

Forte Resources Inc. Announces $15.6 Million Equity Financing

CALGARY, ALBERTA - Forte Resources Inc. (TSX:FRZ) ("Forte") is pleased to announce that it has entered into a bought deal financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including GMP Securities Ltd. and Haywood Securities Inc. to issue 4.0 million common shares on a private placement basis at a price of $3.90 per common share for gross proceeds of $15,600,000. Completion of this transaction is subject to receipt of all necessary regulatory approvals. This transaction is expected to close February 24, 2005.

Proceeds from this offering will be used to fund Forte's ongoing exploration and development activities and for general corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy securities in any jurisdiction. The Forte common shares have not been nor will be registered under the United States Securities Act of 1933, and they may not be offered or sold in the United States absent registration or an exemption from registration.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forte Resources is a Calgary-based oil and natural gas production company with operations primarily in Alberta, Canada. The company has a record of successful growth through a combination of acquisitions, exploration and development. Forte's common shares are listed on the Toronto Stock Exchange under the symbol FRZ.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas N. Baker
President and Chief Financial Officer

Forte Resources Inc.
2450, 500 - 4th Avenue SW
Calgary, AB T2P 2V6
Telephone: 403-237-5163
Email: forte@forteresources.ca
Website: www.forteresources.ca

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.


FORTE
RESOURCES INC.

FOR IMMEDIATE RELEASE February 23, 2005

Forte Resources Updates Operations

CALGARY, ALBERTA - Forte Resources Inc. (TSX:FRZ) ("Forte") is pleased to provide an update of the results of its recent activity.

Drilling

To date in 2005 Forte has participated in the drilling and completion of a total of 12 gross wells resulting in 7.0 (3.7 net) gas wells and 5.0 (3.05 net) oil wells. In addition, the company is currently drilling two (1.4 net) wells.

Activity to date in 2005 in each of Forte's key areas has been as follows:

Laprise, British Columbia – Forte has drilled and cased two vertical wells and one horizontal gas well thus far in 2005. The horizontal well is the second horizontal well drilled and is currently being completed. A third horizontal well is currently being drilled. The installation of compression facilities has been completed and an additional well was tied in for production at an initial rate of approximately 2.0 (0.8 net) mmcf/d. A 50 square mile 3D seismic program is underway over lands controlled by the company in the Laprise area.

Redwater, Alberta – Since year end, Forte has drilled and completed three (1.50 net) of an anticipated four (2.00 net) horizontal wells. The three wells are producing at initial flush combined rates of approximately 700 bbls/d of oil net to Forte's 50% interest. It is expected that production from these wells will stabilize at approximately 75 bbls/d of oil per well net to Forte. It is anticipated that the remaining fourth horizontal well will be drilled in the second quarter of 2005.

Niton/Leaman, Alberta – Forte drilled a Rock Creek oil well at Niton. The well in which Forte has a 55% interest is producing approximately 100 (55 net) bbls/d of oil and 200 (110 net) mcf/d of gas. At Leaman, where Forte has a 100% interest, Forte has drilled and cased its second well and is currently drilling the third well on the prospect.

Webster, Alberta - Forte has a 15% drilling interest and a 55% revenue interest in a well drilled to test the Wabamun formation at Webster. The well has been drilled and cased. Forte expects to begin completion operations for this well in the second quarter pending regulatory approvals.

Production

In its most recent press release dated January 26, 2005, Forte reported corporate production rates of 3,350 boe/d. Since that date Forte has tied in approximately 400 boe/d of additional production from wells at Laprise, Redwater, Niton and Skiff and current production is approximately 3,750 boe/d. There remains approximately 400 boe/d of potential production behind pipe that remains to be tied in and placed on production. Forte estimates that approximately 200 boe/d should be tied in by the end of the first quarter and 200 boe/d by the end of the second quarter.

Reserves

The company's reserves are evaluated annually by Sproule Associates Ltd. Forte has received a preliminary draft of the Spoule report for December 31, 2004. Forte expects to release the full detail of its reserve evaluation report when it has been finalized and reviewed by the Board of Directors, in conjunction with the release of its 2004 audited financial statements on or about March 18, 2005.

The preliminary draft report indicates proved plus probable reserves at December 31, 2004 of 6.45 million barrels of oil equivalent ("boe"). This takes into account a reduction of 1.8 million boes associated with Oiltec properties compared to reserve levels reported by Oiltec at December 31, 2003, using a different

independent engineering firm. Forte does not expect that the revisions to the reserves acquired from Oiltec will influence its previously announced guidance for 2005 production and cash flow.

Forte has also entered into a binding letter of intent to sell former Oiltec non-core properties with the capability to produce up to 75 boe/d of production for an amount of $8.0 million. This transaction is subject to environmental and title due diligence and is expected to close prior to the end of the first quarter.

Cautionary Statements
Disclosure provided herein in respect of boe units may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain information set forth in this document, including management's assessment of Forte's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Forte's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward-looking statements. Forte's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Forte will derive therefrom. Forte disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forte Resources is a Calgary-based oil and natural gas production company with operations primarily in Alberta, Canada. The company has a record of successful growth through a combination of acquisitions, exploration and development. Forte's common shares are listed on the Toronto Stock Exchange under the symbol FRZ.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas N. Baker
President and Chief Financial Officer

Forte Resources Inc.
2450, 500 - 4th Avenue SW
Calgary, AB T2P 2V6
Telephone: 403-237-5163
Email: forte@forteresources.ca
Website: www.forteresources.ca

This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry. (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projects relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from the potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect Forte's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.


FORTÉ
RESOURCES INC.

FOR IMMEDIATE RELEASE February 24, 2005

Forte Resources Closes $15.6 Million Equity Financing

CALGARY, ALBERTA - Forte Resources Inc. (TSX:FRZ) ("Forte") is pleased to announce that it has closed its previously announced financing agreement of 4,000,000 common shares at a price of $3.90 per share for gross proceeds of $15,600,000 as a result of the previously announced bought deal financing agreement with a syndicate of underwriters led by FirstEnergy Capital Corp. and including GMP Securities Ltd. and Haywood Securities Inc..

Proceeds from this offering will be used to fund Forte's ongoing exploration and development activities and for general corporate purposes.

Forte Resources is a Calgary-based oil and natural gas production company with operations primarily in Alberta, Canada. The company has a record of successful growth through a combination of acquisitions, exploration and development. Forte's common shares are listed on the Toronto Stock Exchange under the symbol FRZ.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas N. Baker
President and Chief Financial Officer

Forte Resources Inc.
2450, 500 - 4th Avenue SW
Calgary, AB T2P 2V6
Telephone: 403-237-5163
Email: forte@forteresources.ca
Website: www.forteresources.ca

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a U.S. person, absent registration, or an applicable exemption therefrom.



FORTE RESOURCES INC.

SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "**Plan**") is to develop the interest of officers, directors and employees of Forte Resources Inc. (the "**Corporation**") and its subsidiaries and other persons who provide ongoing management or consulting services to the Corporation or its subsidiaries in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "**Committee**") pursuant to rules of procedure fixed by the Board of Directors.

3. Granting of Options

The Committee may from time to time designate directors, officers or employees of the Corporation and its subsidiaries or any other Insider of or Service Provider to the Corporation and its subsidiaries (collectively, the "**Optionees**") to whom options ("**Options**") to purchase common shares ("**Common Shares**") of the Corporation may be granted and the number of Common Shares to be optioned to each and may grant such Options, provided that the number of Common Shares reserved for issuance on exercise of all Options outstanding under the Plan at any time shall not exceed the greater of: (i) 2,000,000; and, if permitted by the stock exchanges on which the Common Shares are listed, (ii) 10% of the number of Common Shares outstanding from time to time (collectively, the "**Common Share Maximum**") shall, subject to adjustment as set forth in Section 8 and as hereinafter provided;

Subject to all necessary regulatory approvals, the Common Share Maximum, once in effect, may be increased by the Board of Directors with the approval of the shareholders of the Corporation as required by the stock exchanges upon which the Common Shares are then listed.

4. Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist, and in the absence of any determination by the Committee, the vesting shall be as to one third of the number of Options granted on each anniversary date of the date of grant over the following three years.

5. Exercise Price

The exercise price (the "**Exercise Price**") of any Option shall be fixed by the Committee when such Option is granted, provided that from and after the date that the Common Shares are listed on a stock exchange (the "**Exchange**"), such price shall not be less than the current market price

(the "**Current Market Price**") of the Common Shares, which, subject to any requirements of any stock exchange to the contrary, shall mean the closing trading price per Common Share on the Exchange on the last day immediately prior to the date of grant that the Common Shares traded (or if the Common Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the Committee for such purpose); provided that if the Committee in its sole discretion determines that such closing trading price would not be representative of the market price of the Common Shares, then Current Market Price shall mean the weighted average price per share for Common Shares for five (5) consecutive trading days ending on the last trading day preceding the date of grant on which there was a closing price on the Exchange; the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the Exchange during the said five (5) consecutive trading days by the total number of Common Shares so sold. The Board of Directors of the Corporation are authorized to amend the mechanism by which the Current Market Price may be calculated at any time, in order to comply with the requirements of any stock exchange on which the Common Shares are listed.

6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant provided that no Option may be exercised beyond five (5) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the option shall terminate on the date determined by the Committee which shall not be more than twelve months from the date of death and, in the absence of any determination by the Committee, will be the date that is six months following the date of death; and

(b) if the Optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the expiry of the period (the "**Termination Date**") not in excess of six months prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be and, in the absence of any determination by the Committee, will be 90 days following the Termination Date;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

8. Alterations in Shares and Accelerated Vesting

(a) Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

(b) Take over Bid: If while any option is outstanding a take over bid (as defined in the *Securities Act* (Ontario)) which is not exempt from the take over bid requirements of Part XX of the *Securities Act* (Ontario) (or its replacement or successor provisions) shall be made for all or substantially all of the Common Shares of the Corporation, each optionee's options to purchase Common Shares which have not otherwise vested shall be deemed to have vested, the optionee shall have the right to exercise the option to purchase all of the Common Shares which have not been previously purchased on exercise of any outstanding options and which have vested (including those which have vested in accordance with the foregoing), but any such option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such take over bid. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the take over bid, any such Common Shares so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the treasury of the Corporation, and shall be added back to the number of Common Shares, if any, remaining unexercised under the option (and shall thus be available for exercise of the option in accordance with the terms thereof) and upon presentation of the Corporation of share certificates representing such Common Shares properly endorsed for transfer back to the Corporation, the Corporation shall refund to the optionee all consideration paid by him or her in the initial purchase thereof. In the event that such take over bid is made and the Common Shares are taken up and paid for pursuant to such take over bid, the Corporation shall have the right to satisfy any obligation to the optionee in respect of any options not exercised prior to such taking up and paying, by paying to the optionee (subject to applicable withholding tax), in cash, the difference between the exercise price of all unexercised options granted and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised options on such date, which determination of fair market value shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefore, and any reasonable determination made by the said Board or committee shall be binding and conclusive. Upon payment as aforesaid, the option agreement and option shall terminate and the optionee shall cease to have any further rights thereunder effective immediately prior to the offeror pursuant to such takeover bid taking up and paying for Common Shares pursuant to the take over bid.

(c) Change of Control: In the event of a Change of Control occurring, each optionee's options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the options.

9. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject

to Option, the Exercise Price, provisions as to vesting and expiry and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen and the rules of any regulatory body having jurisdiction over the Corporation.

10. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. If the Common Shares are listed on a stock exchange, any Options granted after such listing and prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

11. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan and provided further that any amendment to the Plan will be subject to receipt of all necessary regulatory approvals.

12. Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

13. Definitions

In this Plan, capitalized terms not otherwise defined in this Plan have the following meanings:

(a) "**Associate**" has the meaning ascribed thereto by the *Securities Act* (Ontario) as from time to time amended, supplemented or re enacted;

(b) "**Change of Control**" means any of the following:

(i) the sale by the Corporation of all of the assets of the Corporation or substantially all of the assets of the Corporation;

(ii) the acquisition by any Person (whether from the Corporation or from any other Person) of Common Shares or other securities of the Corporation having rights of purchase, conversion or exchange into Common Shares of the Corporation which together with securities of the Corporation held by such Person, together with Persons acting jointly or in concert (as those terms are defined by the *Securities Act* (Alberta)) with such Person, exceeds 51% of the issued and outstanding Common Shares of the Corporation, (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable,

convertible or exchangeable or not, into the highest number of Common Shares of the Corporation, such Person or Persons would be entitled to); or

(iii) the amalgamation or merger of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation or merger of the Corporation with or into a subsidiary (as such term is defined in the *Alberta Business Corporations Act*) of the Corporation; or (b) an amalgamation or merger of the Corporation unanimously recommended by the Board of Directors provided that the former holders of Common Shares receive, in the aggregate and in their capacities as such, shares of the amalgamated or merged Corporation having attached thereto not less than 51% of the votes attached to all shares of such amalgamated or merged Corporation);

(iv) the election at a meeting of the Corporation's shareholders of that number of persons which would represent a majority of the Board of Directors as directors of the Corporation, who are not included in the slate for election as directors proposed to the Corporation's shareholders by management of the Corporation;

(v) the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) or (iv) referred to above; or

(vi) a determination by the Board of Directors that there has been a change, whether by way of a change in the holding of the Common Shares of the Corporation, in the ownership of the Corporation's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

(c) "**Insider**" of the Corporation means:

(i) an insider as defined in the *Securities Act* (Ontario) as from time to time amended, supplemented or re enacted, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii) an Associate of any person who is an insider by virtue of paragraph i.;

(d) "**Outstanding Common Shares**" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non diluted basis, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one year period, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including The Toronto Stock Exchange;

(e) "**Person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative and any national, provincial, state or municipal government;

(f) "**Service Provider**" means:

(i) an employee or Insider of the Corporation or of any of its subsidiaries; and

(ii) any other person or company engaged to provide on going management or consulting services for the Corporation or any entity controlled by the Corporation;

(g) "**Share Compensation Agreement**" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; and

(h) "**subsidiary**" has the meaning assigned thereto under the *Securities Act* (Ontario) as from time to time amended, supplemented or re enacted.

14. Effective Date

This Plan is effective from March 9, 2004.

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

DENISON OIL CORPORATION

Contents

BE IT ENACTED as a by-law of the Corporation as follows:

TABLE OF CONTENTS

SECTION ONE

INTERPRETATION

1.01 Definitions. - In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Business Corporations Act* (Alberta), or any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means the corporation incorporated under the Act by the said certificate to which the articles are attached and named "DENISON OIL CORPORATION";

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"recorded address" has the meaning set forth in section 11.08;

"Regulations" means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations; and

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

Except as defined above, words and expressions defined in the Act and the Regulations, including "resident Canadian" and "unanimous shareholder agreement", have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01 Registered Office. - The registered office of the Corporation shall be at the place within the Province of Alberta as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02 Corporate Seal. - The Corporation may have one or more different corporate seals, which seals may be adopted or changed from time to time by the board.

2.03 Financial Year. - The financial year of the Corporation shall end on such date as may be determined by the directors from time to time.

2.04 Execution of Instruments. - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any person holding the office of president, vice-president, director, secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by the board. In addition, this does not limit the power of the board to, from time to time, direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05 Banking Arrangements. - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.06 Voting Rights in Other Bodies Corporate. - The signing officers of the Corporation under section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for them. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 Divisions. - The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon a basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer, may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a) Subdivision and Consolidation - the further division of the business and operations of any division into sub-units and the consolidation of the business and operations of any divisions and sub-units;

(b) Name - the designation of any division or sub-unit by, and the carrying on of the business and operations of any division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c) Officers - the appointment of officers for any division or sub-unit, the determination of their powers and duties, and the removal of any officers so appointed, provided that any such officers shall not by reason of their being officers of a division or sub-unit, be officers of the Corporation.

SECTION THREE

BORROWING AND SECURITY

3.01 Borrowing Power. - Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles and any unanimous shareholder agreement, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 Delegation. - The board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR

DIRECTORS

4.01 Number of Directors. - Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

4.02 Qualification. - No person shall be qualified for election as a director if he is less than 18 years of age; if he is a dependent adult as defined in the Dependent Adults Act (Alberta) or is the subject of a certificate of incapacity under that Act, is a formal patient as defined in The Mental Health Act (Alberta), is the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his person or estate or both, or has been found to be a person of unsound mind by a court in Alberta or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. At least half of the directors shall be resident Canadians.

4.03 Election and Term. - The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 Removal of Directors. - Subject to the Act or a unanimous shareholders agreement, the shareholders may by resolution passed at a meeting of shareholders specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 Vacation of Office. - A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06 Vacancies. - Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board.

4.07 Action by the Board. - Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.08 and 4.09) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 At Least Half Canadians at Meetings. - The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least half of the directors present are resident Canadians, except where

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least half of the directors present at the meeting.

4.09 Meeting by Telephone. - A director may participate in a meeting of the board or of a committee of the board by means of conference telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

4.10 Place of Meetings. - Meetings of the board may be held at any place in or outside Alberta.

4.11 Calling of Meetings. - Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12 Notice of Meeting. - Notice of the time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities, except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve any annual financial statements; or

(i) adopt, amend or repeal by-laws.

4.13 First Meeting of New Board. - Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14 Adjourned Meeting. - Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 Regular Meetings. - The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chairman. - The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17 Quorum. - Subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of 2 directors or such greater number of directors as the board may from time to time determine. Where the Corporation has a board consisting of only one director, that director may constitute a meeting.

4.18 Votes to Govern. - At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.19 Conflict of Interest. - A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve any such contract or proposed contract except as permitted by the Act.

4.20 Remuneration and Expenses. - Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE

COMMITTEES

5.01 Committees of the Board. - The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. At least half of the members of any such committee shall be resident Canadians.

5.02 Transaction of Business. - The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03 Advisory Bodies. - The board may from time to time appoint such advisory bodies as it may deem advisable.

5.04 Procedure. - Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION SIX

OFFICERS

6.01 Appointment. - Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director.

6.02 Chairman of the Board. - The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall have such other powers and duties as the board may specify.

6.03 Managing Director. - The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04 President. - The president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05 Secretary. - The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as otherwise may be specified.

6.06 Treasurer. - The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as otherwise may be specified.

6.07 Powers and Duties of Officers. - The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be

specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.08 Term of Office. - The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

6.09 Agents and Attorneys. - The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

6.10 Conflict of Interest. - An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.19.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Limitation of Liability. - Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 Indemnity. - Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Corporation may also indemnify such person in such other circumstances as the Act or law permits. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

SECTION EIGHT

SHARES

8.01 Allotment of Shares. - Subject to the Act, the articles and any unanimous shareholder agreement, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions. - The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfers. - Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.09.

8.04 Non-recognition of Trusts. - Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.05 Share Certificates. - Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written certificate of acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register.

Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal.

8.06 Replacement of Share Certificates. - The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.07 Joint Shareholders. - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons

may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08 Deceased Shareholders. - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.09 Lien for Indebtedness. - If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

SECTION NINE

DIVIDENDS AND RIGHTS

9.01 Dividends. - Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.02 Dividend Cheques. - A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.03 Record Date for Dividends and Rights. - The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings. - The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings. - The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03 Place of Meetings. - Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Alberta or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Alberta.

10.04 Notice of Meetings. - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05 List of Shareholders Entitled to Notice. - If the Corporation has more than 15 shareholders entitled to vote at a meeting of shareholders, it shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.06 Record Date for Notice. - If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.07 Meetings Without Notice. - A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Alberta, shareholders not present or duly represented, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 Chairman, Secretary and Scrutineers. - The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: managing director, president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09 Persons Entitled to be Present. - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10 Quorum. - Subject to the Act in respect of a sole shareholder, a quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of the shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.11 Right to Vote. - Every person named in the list referred to in section 10.05 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 2 days before the meeting or any shorter period that the chairman of the meeting may permit that his name be included in such list. In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting.

10.12 Proxyholders and Representatives. - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder and one or more alternate proxyholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

10.13 Time for Deposit of Proxies. - The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, excluding Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 Joint Shareholders. - If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.15 Votes to Govern. - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16 Show of Hands. - Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided, and upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 Ballots. - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the

question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18 Adjournment. - The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19 Action in Writing by Shareholders. - A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.20 Only One Shareholder. - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

10.21 Meeting by Telephone. - A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephone or other communications facility that permits all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means is deemed to be present at the meeting.

SECTION ELEVEN

NOTICES

11.01 Method of Giving Notices. - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02 Notice to Joint Shareholders. - If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time. - In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included, unless the computation of time is required by law to be performed differently.

11.04 Undelivered Notices. - If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.05 Omissions and Errors. - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law. - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.07 Waiver of Notice. - Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive

any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08 Interpretation. - In this by-law, "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation.

SECTION TWELVE

EFFECTIVE DATE

12.01, Effective Date. - This by-law shall come into force when made by the board in accordance with the Act.

MADE by the board effective the 21st day of January, 2004.

PRESIDENT

CONFIRMED by the shareholders in accordance with the Act the 21st day of January, 2004.

PRESIDENT

FORTE RESOURCES INC.

SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "**Plan**") is to develop the interest of officers, directors and employees of Forte Resources Inc. (the "**Corporation**") and its subsidiaries and other persons who provide ongoing management or consulting services to the Corporation or its subsidiaries in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "**Committee**") pursuant to rules of procedure fixed by the Board of Directors.

3. Granting of Options

The Committee may from time to time designate directors, officers or employees of the Corporation and its subsidiaries or any other Insider of or Service Provider to the Corporation and its subsidiaries (collectively, the "**Optionees**") to whom options ("**Options**") to purchase common shares ("**Common Shares**") of the Corporation may be granted and the number of Common Shares to be optioned to each and may grant such Options, provided that the number of Common Shares reserved for issuance on exercise of all Options outstanding under the Plan at any time shall not exceed the greater of: (i) 2,000,000; and, if permitted by the stock exchanges on which the Common Shares are listed, (ii) 10% of the number of Common Shares outstanding from time to time (collectively, the "**Common Share Maximum**") shall, subject to adjustment as set forth in Section 8 and as hereinafter provided;

Subject to all necessary regulatory approvals, the Common Share Maximum, once in effect, may be increased by the Board of Directors with the approval of the shareholders of the Corporation as required by the stock exchanges upon which the Common Shares are then listed.

4. Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist, and in the absence of any determination by the Committee, the vesting shall be as to one third of the number of Options granted on each anniversary date of the date of grant over the following three years.

5. Exercise Price

The exercise price (the "**Exercise Price**") of any Option shall be fixed by the Committee when such Option is granted, provided that from and after the date that the Common Shares are listed on a stock exchange (the "**Exchange**"), such price shall not be less than the current market price

(the "**Current Market Price**") of the Common Shares, which, subject to any requirements of any stock exchange to the contrary, shall mean the closing trading price per Common Share on the Exchange on the last day immediately prior to the date of grant that the Common Shares traded (or if the Common Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the Committee for such purpose); provided that if the Committee in its sole discretion determines that such closing trading price would not be representative of the market price of the Common Shares, then Current Market Price shall mean the weighted average price per share for Common Shares for five (5) consecutive trading days ending on the last trading day preceding the date of grant on which there was a closing price on the Exchange; the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the Exchange during the said five (5) consecutive trading days by the total number of Common Shares so sold. The Board of Directors of the Corporation are authorized to amend the mechanism by which the Current Market Price may be calculated at any time, in order to comply with the requirements of any stock exchange on which the Common Shares are listed.

6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant provided that no Option may be exercised beyond five (5) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the option shall terminate on the date determined by the Committee which shall not be more than twelve months from the date of death and, in the absence of any determination by the Committee, will be the date that is six months following the date of death; and

(b) if the Optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the expiry of the period (the "**Termination Date**") not in excess of six months prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be and, in the absence of any determination by the Committee, will be 90 days following the Termination Date;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

8. Alterations in Shares and Accelerated Vesting

(a) Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

(b) Take over Bid: If while any option is outstanding a take over bid (as defined in the *Securities Act* (Ontario)) which is not exempt from the take over bid requirements of Part XX of the *Securities Act* (Ontario) (or its replacement or successor provisions) shall be made for all or substantially all of the Common Shares of the Corporation, each optionee's options to purchase Common Shares which have not otherwise vested shall be deemed to have vested, the optionee shall have the right to exercise the option to purchase all of the Common Shares which have not been previously purchased on exercise of any outstanding options and which have vested (including those which have vested in accordance with the foregoing), but any such option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such take over bid. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the take over bid, any such Common Shares so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the treasury of the Corporation, and shall be added back to the number of Common Shares, if any, remaining unexercised under the option (and shall thus be available for exercise of the option in accordance with the terms thereof) and upon presentation of the Corporation of share certificates representing such Common Shares properly endorsed for transfer back to the Corporation, the Corporation shall refund to the optionee all consideration paid by him or her in the initial purchase thereof. In the event that such take over bid is made and the Common Shares are taken up and paid for pursuant to such take over bid, the Corporation shall have the right to satisfy any obligation to the optionee in respect of any options not exercised prior to such taking up and paying, by paying to the optionee (subject to applicable withholding tax), in cash, the difference between the exercise price of all unexercised options granted and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised options on such date, which determination of fair market value shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefore, and any reasonable determination made by the said Board or committee shall be binding and conclusive. Upon payment as aforesaid, the option agreement and option shall terminate and the optionee shall cease to have any further rights thereunder effective immediately prior to the offeror pursuant to such takeover bid taking up and paying for Common Shares pursuant to the take over bid.

(c) Change of Control: In the event of a Change of Control occurring, each optionee's options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the options.

9. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject

to Option, the Exercise Price, provisions as to vesting and expiry and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen and the rules of any regulatory body having jurisdiction over the Corporation.

10. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. If the Common Shares are listed on a stock exchange, any Options granted after such listing and prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

11. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan and provided further that any amendment to the Plan will be subject to receipt of all necessary regulatory approvals.

12. Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

13. Definitions

In this Plan, capitalized terms not otherwise defined in this Plan have the following meanings:

(a) "**Associate**" has the meaning ascribed thereto by the *Securities Act* (Ontario) as from time to time amended, supplemented or re enacted;

(b) "**Change of Control**" means any of the following:

(i) the sale by the Corporation of all of the assets of the Corporation or substantially all of the assets of the Corporation;

(ii) the acquisition by any Person (whether from the Corporation or from any other Person) of Common Shares or other securities of the Corporation having rights of purchase, conversion or exchange into Common Shares of the Corporation which together with securities of the Corporation held by such Person, together with Persons acting jointly or in concert (as those terms are defined by the *Securities Act* (Alberta)) with such Person, exceeds 51% of the issued and outstanding Common Shares of the Corporation, (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable,

convertible or exchangeable or not, into the highest number of Common Shares of the Corporation, such Person or Persons would be entitled to); or

(iii) the amalgamation or merger of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation or merger of the Corporation with or into a subsidiary (as such term is defined in the *Alberta Business Corporations Act*) of the Corporation; or (b) an amalgamation or merger of the Corporation unanimously recommended by the Board of Directors provided that the former holders of Common Shares receive, in the aggregate and in their capacities as such, shares of the amalgamated or merged Corporation having attached thereto not less than 51% of the votes attached to all shares of such amalgamated or merged Corporation);

(iv) the election at a meeting of the Corporation's shareholders of that number of persons which would represent a majority of the Board of Directors as directors of the Corporation, who are not included in the slate for election as directors proposed to the Corporation's shareholders by management of the Corporation;

(v) the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) or (iv) referred to above; or

(vi) a determination by the Board of Directors that there has been a change, whether by way of a change in the holding of the Common Shares of the Corporation, in the ownership of the Corporation's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

(c) "**Insider**" of the Corporation means:

(i) an insider as defined in the *Securities Act* (Ontario) as from time to time amended, supplemented or re enacted, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii) an Associate of any person who is an insider by virtue of paragraph i.;

(d) "**Outstanding Common Shares**" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non diluted basis, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one year period, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including The Toronto Stock Exchange;

(e) "**Person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative and any national, provincial, state or municipal government;

(f) "**Service Provider**" means:

CORPORATE ACCESS NUMBER: 2010872428


Alberta



BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

INCORPORATION

DENISON OIL CORPORATION
WAS INCORPORATED IN ALBERTA ON 2004/01/21.


REGISTRAR OF
CORPORATIONS

ALBERTA REGISTRIES

ARTICLES OF INCORPORATION
Business Corporations Act
Section 6

1. NAME OF CORPORATION:

DENISON OIL CORPORATION 2010872428

2. THE CLASSES, AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The annexed Schedule "A" is incorporated into and forms part of this form.

3. RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

None

4. NUMBER, OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE CORPORATION MAY HAVE:

Minimum of one (1), maximum of fifteen (15).

5. IF THE CORPORATION IS RESTRICTED **FROM** CARRYING ON A CERTAIN BUSINESS OR RESTRICTED **TO** CARRYING ON A CERTAIN BUSINESS, SPECIFY THE RESTRICTION(S):

None.

6. OTHER RULES OR PROVISIONS (IF ANY):

The annexed Schedule "B" is incorporated into and forms part of this form.

7. DATE: January 20, 2004

INCORPORATORS NAMES	ADDRESS (including postal code)	SIGNATURE
Troy Moller	3500, 855 - 2 Street SW Calgary, AB T2P 4J8	

This information is being collected for the purposes of Alberta Registries records in accordance with the Business Corporations Act

ELECTRONICALLY FILED WITH ALBERTA REGISTRIES ON
JAN 2 1 2004
by BLAKE, CASSELS & GRAYDON LLP
Corporate Services

SCHEDULE "A"
ARTICLES OF INCORPORATION
OF
DENISON OIL CORPORATION

(share structure)

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and Three Million Five Hundred Thousand (3,500,000) First Preferred Shares, Series 1 which shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

1. The holders of Common Shares shall be entitled to notice of, to attend and to vote at any meeting the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such) and to one vote per share on a ballot.

2. The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

3. The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

FIRST PREFERRED SHARES

1. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or

retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares, subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta)) of Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

3. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Second Preferred Shares and the Common Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed

by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

SECOND PREFERRED SHARES

1. The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares, subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta)) of Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

3. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the

Common Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

FIRST PREFERRED SHARES, SERIES 1

The First Preferred Shares, Series 1 shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The First Preferred Shares, Series 1 shall be limited in number to Three Million Five Hundred Thousand (3,500,000) shares;

2. The holders of the First Preferred Shares, Series 1 shall not be entitled (except as expressly provided in the Business Corporations Act (Alberta)) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at such meeting;

3. The holders of the First Preferred Shares, Series 1 shall not be entitled to dividends;

4. No dividend shall be declared or paid on any class of shares of the Corporation if it would result in the realizable value of the assets of the Corporation, net of liabilities which exist at the relevant time, being less than the aggregate of the Redemption Amount (as hereinafter defined) of all of the issued and outstanding First Preferred Shares, Series 1;

5. In the event of a liquidation, dissolution or winding up of the Corporation or any other distribution by way of repayment of capital, the holders of the First Preferred Shares, Series 1 shall be entitled to receive an amount equal to the Redemption Amount per share prior to any payment or distribution to any other class of shares of the Corporation. The First Preferred Shares, Series 1 shall not be entitled to share any further in the distribution of the property or assets of the Corporation except to the extent hereinbefore provided;

6. Any First Preferred Shares, Series 1 which are outstanding on August 29, 2006 shall automatically be redeemed for cancellation without the consent of the holders thereof at an amount equivalent to $0.00001 per such share (the "Redemption Amount");

7. Prior to August 29, 2004, one half of the issued and outstanding First Preferred Shares, Series 1 shall automatically convert into Common Shares of the Corporation, subject to the provisions hereof, on the basis of one Common Share for each First Preferred Share, Series 1 provided that the First Preferred Shares, Series 1 shall only be convertible from and after the earlier of:

   (a) the date that the Corporation achieves cash flow per fully diluted Common Share (including, for greater clarity, the deemed conversion of the First Preferred Shares, Series 1) for four consecutive prior fiscal quarters resulting in a one year cash flow per fully diluted Common Share (calculated in accordance with industry standards and the nature of the Corporation's business) of $0.56 per share; or

   (b) if the Corporation becomes a company listed on a stock exchange, the date that the weighted average trading price of the Common Shares is greater than $2.24 per Common Share (basic) for 20 consecutive trading days on such exchange;

8. Prior to the automatic redemption referred to in clause (vi) above, and following August 28, 2004, any outstanding First Preferred Shares, Series 1 shall automatically convert into Common Shares of the Corporation, subject to the provisions hereof, on the basis of one Common Share for each First Preferred Share, Series 1 provided that the First Preferred Shares, Series 1 shall only be convertible from and after the earlier of:

   (a) the date that the Corporation achieves cash flow per fully diluted Common Share (including, for greater clarity, the deemed conversion of the First Preferred Shares, Series 1) for four consecutive prior fiscal quarters resulting in a one year cash flow per fully diluted Common Share (calculated in accordance with industry standards and the nature of the Corporation's business) of $1.23 per share; or

   (b) if the Corporation becomes a company listed on a stock exchange, the date that the weighted average trading price of the Common Shares is greater than $3.36 per Common Share (basic) for 20 consecutive trading days on such exchange.

9. In the case of any conversion of First Preferred Shares, Series 1 under clauses (7) and (8) above, the holder of the First Preferred Shares, Series 1 to be converted shall deliver to the Corporation a written notice naming the person or persons in whose name the Common Shares are to be registered and the number to be issued to each, together with the certificate or certificates for the First Preferred Shares, Series 1 to be converted, signed by the person registered on the books of the Corporation as the holder of the First Preferred Shares, Series 1 or by his duly authorized attorney. Upon delivery of such notice, each person in whose name the Common Shares are to be issued, as designated in such notice, shall be deemed for all purposes to be the holder of record of the number of Common Shares of the Corporation designated in such notice and such person or persons shall be entitled to delivery by the Corporation of a certificate or certificates representing such Common Shares promptly after delivery of the notice. If less than all of the First Preferred Shares, Series 1 represented by any certificates are to be converted, the holders shall be entitled to receive, at the expense of the Corporation, a new certificate representing the unconverted shares represented by the original certificate. The effective date of the conversion shall be the earliest date that the applicable performance criteria in clauses (7) and (8) are achieved;

10. If the Corporation shall:

   (a) declare a dividend or make a distribution on its outstanding Common Shares payable in Common Shares;

   (b) divide its outstanding Common Shares into a greater number of shares; or

   (c) consolidate its outstanding Common Shares into a smaller number of shares;

   then the conversion basis referred to in clauses (7) and (8) above shall be proportionately adjusted effective immediately after the record date determined for the purposes of such dividend, distribution, subdivision or consolidation. In the case of events referred to in (a) and (b) above, the conversion basis shall be increased in proportion to the increase to

the number of outstanding Common Shares resulting from such dividend, distribution or subdivision and, in the case of the events referred to in (c) above, the conversion basis shall be decreased in proportion to the decrease in the number of outstanding shares resulting from such consolidation;

11. In the case of any reclassification or change (other than changes resulting only from consolidation or subdivision) of the Common Shares, each First Preferred Share, Series 1 shall, after such reclassification, or change, be convertible into the number of Common Shares or other securities or property of the Corporation, to which a holder of the number of First Preferred Shares, Series 1 would have been issued if such First Preferred Shares, Series 1 had been converted immediately prior to such reclassification, or change would have been entitled upon such reclassification or change. The Board of Directors of the Corporation shall determine such entitlement and any such determination shall be conclusive and binding on the Corporation and the holders of the First Preferred Shares, Series 1. No such reclassification or change shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the First Preferred Shares, Series 1 shall thereafter be entitled to receive such number of Common Shares or other securities or property of the Corporation, as the case may be, subject to adjustments thereafter in accordance with the provisions similar, as nearly as may be, to those contained in this clause.

12. In the case of a change of control of the Corporation which is to occur by way of takeover bid, arrangement, share sale, amalgamation, consolidation or merger of the Corporation with or into any other corporation, or in the case of any sale of the properties and assets of the Corporation as or substantially as an entirety to any other corporation, (collectively the "Transaction"), for a period commencing seven (7) days prior to the closing of the Transaction and extending to the date of the Closing of the Transaction, the holders of First Preferred Shares, Series 1 shall have the right to convert all outstanding First Preferred Shares, Series 1 into Common Shares of the Corporation on the basis of one Common Share for each First Preferred Share, Series 1 provided that the Net Realized Equity Value per fully diluted share (including, for greater clarity, the deemed conversion of the First Preferred Shares, Series 1) is greater than (1.15)n where n equals the number of years (or partial years) since August 28, 2001. Net Realized Equity Value shall be defined as the net cash liquidation value of the Corporation. No such Transaction shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the First Preferred Shares, Series 1 shall thereafter be entitled to receive such number of Common Shares.

SCHEDULE "B"
ARTICLES OF INCORPORATION
OF
DENISON OIL CORPORATION

(other rules or provisions)

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

CORPORATE ACCESS NUMBER: 2010872428



BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

DENISON OIL CORPORATION
CHANGED ITS NAME TO **FORTE RESOURCES INC.** ON 2004/03/09.


REGISTRAR OF
CORPORATIONS

ARTICLES OF AMENDMENT

Business Corporations Act
(Alberta)
Section 29 or 177

1. Name of Corporation:	**2. Corporate Access Number:**
DENISON OIL CORPORATION	**2010872428**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Item number 1 of the Articles of the above named corporation is amended in accordance with Section 173(1)(a) of the *Business Corporations Act* (Alberta) by changing the name of the corporation from "Denison Oil Corporation" to "Forte Resources Inc.".

BURNET, DUCKWORTH & PALMER LLP
MAR 0 9 2004
FILED ____

Douglas N. Baker
Name of Person Authorizing (please print)

Signature

Director
Title (please print)

March 9, 2004
Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330

G:\056208\0006\Articles of Amendment.DOC



FOR IMMEDIATE RELEASE March 22, 2005

Forte Resources Announces 2004 Results

CALGARY, ALBERTA - Forte Resources Inc. (TSX:FRZ) ("Forte") is pleased to announce its results for the year and quarter ended December 31, 2004.

Financial
Revenue for 2004 was $38,482,351 which represented an increase of 107% compared to revenue in 2003. Cash flow from operations was $16,176,396 ($0.59 per share) compared to $7,670,408 ($0.48 per share) in 2003. The net income reported for the year was $58,334 ($0.00 per share) compared to net income in 2003 of $230,667 ($0.01 per share).

Cash flow from operations for the fourth quarter was $4,356,000 ($0.13 per share) compared to $1,907,000 ($0.12 per share) in 2003. The net loss for the fourth quarter was $312,000 ($0.01 per share) compared to net income of $125,000 (0.01 per share) in 2003.

Operations
During 2004 the Company drilled 26 wells (4.0 net) resulting in 6 wells (3.5 net) cased for oil production, ten wells (4.0 net) cased for natural gas production and 10 wells (4.8 net) dry and abandoned. Since the end of 2004, 13 additional wells have been drilled (6.85 net) resulting in 7 gas wells (3.56 net), 5 oil wells (2.89 net) and 1 well (0.4 net) abandoned. Activity in the Company's major areas is summarized as follows:

Leaman, Alberta – Since December, 2004 the Company has drilled four Paleozoic test wells at working interests from 94 to 100%. The discovery well has produced at rates in excess of 180 boe/d net to the Company since being placed on production. The second well at Leaman has been completed as a potential Paleozoic oil well. A third well has been recently drilled and completed and flowed oil at a rate of 200 bbls/d and natural gas at a rate of 1.0 mmcf/d on test. A fourth well has been cased pending completion and testing while one well is currently drilling. The Company expects to continue drilling after break up with two wells planned. The Company can produce these wells at full capability for the first four production months, after which they become subject to the allowable production rates as set by the Energy and Utilities Board. Ultimately the Company believes this pool may be a candidate for waterflood to increase allowable production rates and reserves recovery.

Redwater, Alberta – Three horizontal wells (1.5 net) were drilled, completed and tied in during the first two months of 2005. Production from the Redwater area net to the Company increased to 750 boe/d in February 2005 primarily due to these wells. The Company anticipates drilling three more horizontal wells and two vertical wells at working interests ranging from 30% to 50% in the second and third quarters, targeting the Basal Quartz and Bruderheim zones. The three recent horizontal wells started production at rates of 450-700 bbls/d gross and after two months are producing in excess of 300-500 bbls/d. Eventually the wells are expected to stabilize at 75 bbls/d per well.

Laprise/Sojer, British Columbia – Forte has drilled a total of 14 (5.4 net wells) in the area this winter with 9 wells (3.4 net) completed as gas wells, 2 wells (0.8 net) completed as oil wells and 3 (1.2 net) dry holes. To date 6 wells have been placed on production and 2 wells that tested at combined initial flow rates in excess of 250 boe/d net to Forte's interest are yet to be tied in. A 50 square mile 3D seismic program is nearing completion over Forte's lands or lands under control in the area to evaluate Slave Point and Baldonnel potential. Forte has participated in a well targeting the Slave Point formation. This well is currently being evaluated. Forte has also participated in a Bluesky discovery, which tested at 1.8 mmcf/d of natural gas, with numerous follow up locations identified on the Company's acreage.

Webster, Alberta – Forte completed the drilling of this potential high impact exploratory gas well to test for production from the Wabamun formation in December, 2004. Log analysis shows potential for natural gas, with a pay zone of 5 metres above a one metre zone that indicates the potential for water production. Forte will be completing this well in the second quarter of 2005 to determine its productive potential. Should the well test gas the Company intends to conduct a seismic survey prior to drilling additional wells on this prospect.

West Central, Alberta – Forte and its partner have drilled and completed a dual zone lower cretaceous natural gas discovery which tested natural gas at a combined rate of 3 mmcf/d (1.5 mmcf/d). Forte plans to drill 2 offset wells immediately after break up. Forte and its partner continue to accumulate acreage in this prospect area.

Production
Average production for 2004 was 2,370 boe/d compared to 1,351 boe/d in 2003 Production during the fourth quarter averaged 2,458 boe/d compared to 1,615 in 2003. With new wells tied in at Leaman and Laprise, the production entering January, 2005 was approximately 3,000 boe/d.

Production for the month of February 2005 averaged 3,425 boe/d. In March, 2005 the Company expects to tie in three additional wells with initial production rates of 275 boe/d. In addition, there is approximately 400 boe/d of production that has been tested and which is anticipated to be tied in during the second quarter of 2005.

Reserves
The Company's reserves are evaluated annually by Sproule Associates Ltd. The report indicates proved plus probable reserves of 6.454 million boes and a net present value of $87.545 million discounted at 5%. (See the M,D & A – Reserves for a more detailed discussion).

In March 2005 the Company entered into a binding letter of intent to sell properties for $8.1 million. These properties which were estimated to contain 123,000 boes of proven plus probable reserves with an NPV at 5% of $1.84 million were included in the above reserves. The transaction is expected to close prior to March 31, 2005.

Liquidity
The Company will have a strong balance sheet as it enters 2005. While it had net debt of $33.0 million at December 31, 2005 two transactions in the first quarter of 2005 will strengthen the Company's financial position significantly. On February 24, 2004 Forte raised approximately $14.8 million of equity capital net of share issue costs. Additionally during the first quarter Forte entered into a binding letter of intent to sell certain properties for $8.1 million. These transactions will reduce the Company's net debt to less than one-half of one year's estimated future cash flow.

Outlook
For 2005 the Board of Directors has approved a capital expenditure budget of $35.5 million to be expended on exploration and development activities. The budget includes drilling approximately 50 gross (26.5 net) wells. Forte's 2005 capital program will focus on the following areas:

- Evaluation of the 3D seismic program at Laprise/Sojer and identification of potential future locations targeting the Baldonnel, Bluesky, Coplin and Slave Point locations.
- Continue the development of the Redwater property with additional horizontal wells targeting the Basal Quartz formation and vertical wells to obtain production from the Bruderheim formation.
- Continued drilling and extensions to our West Central, Alberta discovery.
- Additional drilling and development of the Leaman area Paleozoic oil pool.
- Completion of the Webster well in the Wabamun formation and evaluation of future drilling opportunities on the prospect. We will also continue to drill for new pools in the Peace River Arch area where we have scheduled wells targeting the Montney, Banff and Halfway formations.

HIGHLIGHTS	Three months ended December 31, 2004	2003	% Change	Year ended December 31, 2004	2003	% Change
FINANCIAL						
($ Thousands except per share data)						
Oil and gas sales	12,019	5,154	133	38,483	18,630	107
Cash flow from operations	4,355	1,907	128	16,177	7,670	111
Per share – basic			21	0.59	0.47	26
Net income (loss)	(312)	125	(350)	58	231	(75)
Per share – basic				0.00	0.01	(100)
Capital expenditures (excl. acquisitions)	13,178	2,044	545	22,518	20,923	8
Net debt	33,047	13,081	153	33,047	13,081	153
Average shares outstanding - basic				27,642	16,143	
Shares, end of period - basic	37,117	16,399		37,117	16,399	
OPERATIONS						
Daily production						
Oil and NGL's (bbls/d)	1,811	1,336	36	1,735	1,161	49
Natural gas (mcf/d)	3,877	1,671	132	3,811	1,137	235
Barrels of oil equivalent (boe/d)	2,458	1,615	52	2,370	1,351	75
Average sales prices						
Oil and NGL's ($/bbl)	57.73	32.53	78	46.12	37.53	23
Natural gas ($/mcf)	6.72	7.52	(11)	6.67	6.56	2

Barrels of oil equivalent are reported with a 6:1 conversion with six mcf = one barrel

(1) See Non-GAAP measurements

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis was prepared as at March 15, 2004 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months and year ended December 31, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Forte at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The Management's Discussion and Analysis contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Operating results

Forte's operating results in dollar terms and on a boe basis for the three months ended December 31, 2004 and 2003 are provided below:

(unaudited)	Three months ended December 31, 2004		Three months ended December 31, 2003		Difference	
	$000's	$ boe$0	00's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	9,621	57.73	3,998	32.53	5,623	25.21
Natural gas	2,398	40.34	1,156	45.11	1,242	(4.77)
	12,019	53.16	5,154	34.70	6,865	18.46
Royalties	2,709	11.98	651	4.38	2,058	7.60
Operating	3,538	15.65	2,148	14.46	1,390	1.19
General and administrative	880	3.89	290	1.95	590	1.94
Interest	338	1.49	140	0.94	198	0.55
	4,554	20.15	1,925	12.97	2,629	7.18
Stock option expense	114	0.51	9	0.06	105	0.45
Depletion, depreciation and accretion	5,172	22.88	1,767	11.90	3,405	10.98
Income and capital taxes	(420)	(1.86)	24	0.16	(444)	(2.02)
Net income (loss)	(312)	(1.38)	125	0.85	(437)	(2.23)

Forte's operating results in dollar terms and on a boe basis for the year ended December 31, 2004 and 2003 are provided below:

(unaudited)	Year ended December 31, 2004 $000's	Year ended December 31, 2004 $ boe	Year ended December 31, 2003 $000's	Year ended December 31, 2003 $ boe	Difference $000's	Difference $ boe
Revenue						
Oil and liquids	29,209	46.12	15,906	37.53	13,303	8.59
Natural gas	9,274	40.00	2,724	39.38	6,550	0.62
	38,483	44.48	18,630	37.79	19,853	6.69
Expenses						
Royalties	7,392	8.54	3,330	6.76	4,062	1.78
Operating	11,496	13.29	6,400	12.99	5,096	0.30
General and administrative	2,125	2.46	876	1.78	1,249	0.68
Interest	972	1.12	336	0.68	636	0.44
	16,498	19.07	7,688	15.58	8,810	3.49
Stock option expense	332	0.38	9	0.02	323	0.36
Depletion, depreciation and accretion	15,924	18.41	6,973	14.15	8,951	4.26
Income and capital taxes	184	0.21	475	0.96	(291)	(0.75)
Net Income (loss)	58	0.07	231	0.45	(173)	(0.38)

Revenue increased by 107% in 2004 and 133% in the fourth quarter compared with the same periods of 2003. Production was 75% higher for the year and 52% higher in the fourth quarter compared to the same 2003 periods. Although higher production volumes were the primary contributor to higher revenues, the Company also benefited from higher commodity prices. Oil revenue was impacted by hedging losses of $2.36 million ($3.73 per bbl) in 2004 and $1,495,000 ($3.53 per bbl) in 2003. The following tables show the change in components of revenue:

Revenue ($000's)	Oil and Liquids	Natural Gas	(unaudited) Total
Three months ended December 31, 2003	3,998	1,156	5,154
Effect of change in prices	3,098	(122)	2,976
Effect of change in production	2,525	1,364	3,889
Three months ended December 31, 2004	9,621	2,398	12,019

Revenue ($000's)	Oil and Liquids	Natural Gas	(unaudited) Total
Year ended December 31, 2003	15,906	2,724	18,630
Effect of change in prices	3,640	43	3,683
Effect of change in production	9,663	6,507	16,170
Year ended December 31, 2004	29,209	9,274	38,483

Production increased by 1,019 boe/d or 75% for the year and 843 boe/d or 52% for the fourth quarter. The following table shows the production for each product:

Production	Three months ended December 31, 2004	2003	Year ended December 31, 2004	2003
Crude oil (bbls/d)	1,705	1,200	1,638	1,099
Liquids (bbls/d)	106	136	97	62
	1,811	1,336	1,735	1,161
Natural gas (mcf/d)	3,877	1,671	3,811	1,137
BOE (boe/d)	2,458	1,615	2,370	1,351

Royalties averaged 19.2% of revenue for 2004 compared to 17.9% in 2003. Average royalty rates for the fourth quarter were 22.5% compared to 23.3% in 2003. Royalty rates as a percentage of revenue calculated before consideration of hedging losses were 18.1% for 2004 compared to 16.5% in 2003.

Operating costs increased by $0.30 per boe to in 2004 and $4.43 per boe for the fourth quarter compared to the same 2003 periods. Forte's northern oil properties still experience higher than average operating costs due to water handling, power usage and servicing related to the wells. Costs for repairs and maintenance and workovers exceeded estimates and contributed $3.24 per boe to the incremental operating costs.

General and administrative expenses in 2004 increased 140% on and absolute basis and 37% on a boe basis. Costs increased in 2004 for several reasons:

- As a result of increased production staffing levels increased from 11 employees at the end of 2003 to 20 employees at the end of 2004. Associated costs for rent and office supplies also increased proportionately.
- In 2004 Forte became a public company, resulting in a significant increase in costs such as listing fees, corporate trust services, investor relations, legal and accounting. These costs were significantly less in 2003 when Forte was a private company.

General and administrative costs are reduced by amounts charged to joint venture partners on a cost recovery basis and by capitalized costs. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the Company's exploration program and are therefore capitalized as part of the cost of oil and gas property and deducted from general and administrative expense. The impact of cost recoveries and capitalized amounts is summarized as follows:

General and Administrative (unaudited) ($000's)	Three months ended December 31, 2004	2003	Year ended December 31, 2004	2003
Gross expenditures	1,223	515	3,340	1,846
Recoveries from partners	155	120	445	447
	1,068	395	2,895	1,399
Capitalized portion	188	105	770	523
	880	290	2,125	876

Interest expense, including bank charges, increased by $636,000 in 2004 primarily to higher loan balances and loan fees attributed to new credit facilities incurred in the Denison and Oiltec acquisitions Forte's interest rate on its revolving loan is the bank prime rate plus .4%.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The D,D & A rate per boe of $18.41 for the year and $22.88 for the fourth quarter was $4.26 and $10.98 higher per boe, respectively, than the comparable periods of 2003. The DD&A rate increased due to the high acquisition costs ascribed to the reserves acquired from Oiltec Resources Ltd., which were acquired at a cost of $23.59 per boe.

The provision for income taxes is greater than would be expected because of stock based compensation, which is not deductible for income tax purposes and hedging losses, which are not deductible in calculating the resource allowance for income tax purposes. In 2004 this was offset by rate reductions as the future tax rate was reduced to 37.5%. The impact of each factor is illustrated in the following table:

Provision for taxes (unaudited) ($000's)	Three months ended December 31, 2004	2003	Year ended December 31, 2004	2003
Net Income (loss)	(732)	149	242	705
Tax rate	39.5%	40.75%	39.5%	40.75%
Expected provision	(289)	61	96	287
Increase from				
Stock option expense	43	3	124	4
Hedging impact	-	17	166	137
Rate changes and other	(374)	(74)	(523)	29
	(620)	7	(137)	457

Capital expenditures excluding corporate acquisitions are indicated below:

Capital Expenditures (unaudited) ($000's)	Three months ended December 31, 2004	2003	Year ended December 31, 2004	2003
Acquisitions	422	129	1,191	11,085
Exploration, land and seismic	1,694	392	3,866	2,269
Drilling, completion and workovers	9,319	767	14,217	4,571
Equipping	1,568	792	3,025	2,957
Other	175	(36)	216	40
	13,178	2,044	22,515	20,922

Reserves

The crude oil, liquids and natural gas reserves of the Company were evaluated by the independent engineering firm of Sproule Associates Limited ("Sproule"). All of the Company's properties were evaluated by Sproule and each property where proved or probable reserves were assigned, was evaluated individually with respect to geology, reservoir characteristics, production history and economic factors influencing the future revenue obtainable from the remaining reserves.

The reserve evaluation was reported to the Reserve Committee of the Board of Directors for its review.

The Board of Directors through the Reserves Committee conducted certain due diligence and was satisfied with the process that had been used in the preparation of the reserve report. Presented below are summary tables of the Company's reserves as at December 31, 2004 based on Sproule's January 1, 2005 price forecast. All reserves are defined as the total remaining recoverable reserves owned by the Company before the deduction of royalties. Reserve values are based on forecasted product prices of Sproule effective January 1, 2005.

	Reserves					
	Crude Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	**Gross (Mbbls)**	**Net (Mbbls)**	**Gross (MMcf)**	**Net (MMcf)**	**Gross (Mbbls)**	**Net (Mbbls)**
Proved						
Developed producing	2,717.0	2,385.8	7,429	5,58713	2.8	92.0
Developed non-producing	16.5	15.7	262	200	2.8	2.2
Undeveloped	65.9	48.5	943	688	0.0	0.0
Total proved	2,799.4	2,450.0	8,634	6,47513	5.6	94.2
Probable	1,242.4	1,093.3	4,598	3,518	71.3	50.4
Total proved plus probable	4,041.8	3,543.3	13,232	9,99320	6.9	144.6

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year) At (%/year)			
Reserves Category	**0 ($M)**	**5 ($M)**	**10 ($M)**	**15 ($M)**
Proved				
Developed producing	72,987	65,079	59,136	54,479
Developed non-producing	1,253	1,190	1,135	1,086
Undeveloped	3,639	3,103	2,718	2,412
Total Proved	77,879	69,372	62,989	57,977
Probable	25,721	18,173	13,749	10,909
Total proved plus probable	103,600	87,545	76,738	68,886

Reserve addition costs for drilling, completion and acquisition operations including corporate acquisitions were $21.36 per boe. Reserve addition costs related to exploration, development and drilling activities were $21.37 per boe. Much of the Company's exploration program occurred in the fourth quarter. Reserves for recent drilling without an extensive production history are conservatively estimated. Management believes that reserves assigned to the recently drilled wells, which do not have extensive production history, have been conservatively estimated as production from these wells becomes more established there will be positive reserve additions in future years.

	Finding and Development Costs			
	2004	2003	2002	Total
Proven + probable reserves added (mboe)	4,353	1,418	1,440	7,005
Capital expenditures ($000's)	92,986	20,985	16,739	130,710
Costs per boe	21.36	14.80	11.62	18.66

The detailed components of finding costs for 2004 were as follows:

	Proven + Probable Reserves (Mboe)	Costs Incurred ($000's)	$/boe
Denison acquisition	956	10,486	$10.96
Oiltec acquisition	2,288	59,981	$26.21
Leaman acquisition	95	850	$8.94
Drilling, extensions and revisions	1,014	21,669	$21.37
	4,353	92,986	$21.36

The Oiltec acquisition closed on June 23, 2004 by way of Plan of Arrangement. Pursuant to the arrangement, Forte issued 10,515,935 common shares and paid $11,864,000 for 100% of the outstanding shares of Oiltec. In addition, Forte assumed Oiltec bank debt of $13,963,000. A value of $59,400,000 was assigned to the petroleum and natural gas properties acquired net of asset retirement obligations. The metrics of this acquisition are summarized below:

Reserve value assigned net of land ($000's):	53,380
Proven and probable reserves (mboe):	2,288
Daily production (boe/d):	1,100
$/boe reserves:	23.59
$/boe/d production:	48,527

At December 31, 2004 the reserves acquired from Oiltec Resources Ltd. were evaluated for the first time by Sproule. Following the acquisition, production from key properties in the Redwater and Laprise areas declined at a greater rate than anticipated. This was reflected in the reserves assigned by Sproule, which were 1.8 million boes less than had been assigned by Oiltec at their previous year end, December 31, 2003.

Liquidity – Forte has a $34.5 million revolving line of credit of which $28.0 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. The borrowing base calculation is subject to review at least annually with the next review scheduled for April 2005. The loans have certain covenants including quarterly tests of the working capital ratio, debt to equity ratio and debt to cash flow ratio.

On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. In April 2004, 1,341,000 preferred shares, Series I, were converted to common shares

when the share price performance target of 20 consecutive trading days above $2.23 per share was met. On July 20, 2004 the Company issued 2.0 million flow-through common shares at $3.85 per share to raise $7.7 million before consideration of share issue costs. On December 16, 2004 the Company issued 1,500,000 flow-through shares at $4.30 per share to raise $6.45 million before consideration of share issue costs.

Management believes that the un-drawn credit line, cash flow from operations and working capital is sufficient to fund the Company's capital expenditure budget for 2005. In addition, the Company issued 4.0 million common shares at $3.90 for gross proceeds of $15.6 million on February 24, 2005. Additionally, the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.0 million. The effect of these transactions on the Company's liquidity is as follows:

	($000's)
Net debt and working capital deficit at December 31, 2004	(33,047)
Proceeds of February 24, 2005 financing, net of issue costs	14,800
Proceeds of property sale	8,000
Pro-forma net debt and working capital deficit	(10,247)

The pro-forma net debt and working capital is $24.25 million less than the authorized credit line and with cash flow there should be sufficient capital to fund the 2005 capital budget of $35.5 million. At December 31, 2004 there were 37,117,208 (March 15, 2005 – 41,153,708) common shares outstanding.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $9.386 million at December 31, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($000's)	**As reported**	**Change**	**As Restated**
Capital assets	32,111	1,932	34,043
Asset retirement obligation	-	2,878	2,878
Site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	200	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	388	87	475
Net income	92	139	231

Financial Instruments

In October 2004 the Company entered into a forward sales contract for 500 bbls/d in the 2005 calendar year at a price of $58.30 Cdn. This contract has been entered into with the company that purchases Forte's crude oil and is settled monthly in conjunction with payment for crude oil delivered under the Company's marketing agreement. A similar arrangement was entered into on February 24, 2005 for 200 bbls/d for the period from March 1, 2005 to December 31, 2005 at a price of $61.67 Cdn. In December

2004 the Company entered into a similar contract with its gas marketer to sell 500 mcf/d of its gas production at a price of $7.00 at AECO for the period from April 1, 2005 to October 31, 2005

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($000's)	2005	2006	2007	2008	2009	Total
(unaudited)	298	298	298	298	99	1,291

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions other than hedges or into any related party transactions. In addition, Forte has assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. The Oiltec office lease has been sublet for no net cost to the Company for the remaining term of the lease.

Selected Quarterly Information (1)

	2004				2003			
($000's except per share)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties	9,310	10,835	6,430	4,516	4,503	4,389	3,271	3,137
Cash flow from								
Operations	4,355	6,208	3,259	2,354	1,908	2,364	1,574	1,825
Per share – basic	0.13	0.17	0.14	0.15	0.12	0.14	0.10	0.11
Per share – diluted	0.15	0.16	0.13	0.12	0.10	0.12	0.08	0.09
Net earnings	(312)	408	(70)	32	124	(453)	173	386
Per share - basic	(0.01)	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02
Per share - diluted	(0.01)	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02
Total Assets	129,424	126,359	121,568	50,114	37,688	35,603	36,507	24,801
Bank Debt	28,005	33,796	35,765	8,324	11,077	11,149	13,927	351

(1) Unaudited and restated for changes in accounting policy related to Asset Retirement Obligations.

Selected Annual Information (1)

($000's except per share)	2004	2003	2002
Revenue, net of royalties	31,091	15,300	3,687
Cash flow from operations	16,177	7,671	1,936
Per share - basic	0.59	0.48	0.13
Per share - diluted	0.56	0.39	0.10
Net earnings	58	231	467
Per share - basic	0.00	0.01	0.03
Per share - diluted	0.00	0.01	0.03
Total Assets	129,424	37,688	21,263
Bank Debt	28,005	11,077	823

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 % evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production

levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downward revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at September 30, 2004.

(d) Asset *retirement obligation*

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs is based on estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Outlook

Forte is a junior exploration and development company that historically has focused on building a strong asset base through a strategy based upon accretive acquisitions followed by production enhancement and optimization operations combined with a grass roots exploration program. Beginning in the fourth quarter of 2004 the Company increased its emphasis on exploration and development activities to provide growth for the Company.

For 2005 the Board of Directors has approved a capital expenditure budget of $35.5 million to be expended on exploration and development activities. The budget includes approximately 50 gross (26.5 net) wells. Forte's 2005 capital program will focus on the following areas:

- Evaluation of the 3D seismic program at Laprise/Sojer and identification of potential future locations targeting the Baldonnel, Bluesky, Coplin and Slave Point locations.
- Continue the development of the Redwater property with additional horizontal wells targeting the Basal Quartz formation and vertical wells to obtain production from the Bruderheim formation.
- Continued drilling and extensions to our West Central, Alberta discovery.
- Additional drilling and development of the Leaman area Paleozoic oil pool.
- Completion of the Webster well in the Wabamun formation and evaluation of future drilling opportunities on the prospect. We will also continue to drill for new pools in the Peace River Arch area where we have scheduled wells targeting the Montney, Banff and Halfway formations.

The oil and gas industry is experiencing a period of very strong world oil prices and North American natural gas prices. Among analysts, economists and experts of geo-political forces there seems to be an emerging consensus that conditions should continue to remain favorable for commodity prices for the near term. Although prices may soften somewhat from current peak levels they may be susceptible to supply disruptions in producing regions, which could result in price spikes from time to time. Forte believes that the longer term outlook for oil and gas prices is very favorable, reflecting the tight world supply and demand balance, the growth in demand from China, India and the rest of the world and the increasing costs to explore for and produce reserves.

Forte Resources Inc. Consolidated Balance Sheet ($000's) Unaudited	December 31, 2004	December 31, 2003
		(restated Note 1 and 2)
Assets		
Current		
Accounts receivables	9,309	3,645
Capital assets	111,488	34,043
Goodwill (Note 4)	8,627	-
	129,424	37,688
Liabilities and shareholders' equity		
Current		
Accounts payable and accrued liabilities	14,351	5,648
Bank loans (Note 3)	28,005	11,077
	42,356	16,725
Asset retirement obligations (Note 2)	4,707	2,878
Future income taxes	4,961	1,339
	52,024	20,942
Shareholders' equity		
Share capital (Note 5)	76,329	16,065
Contributed surplus	341	9
Retained earnings	730	672
	77,400	16,746
	129,424	37,688

Signed on behalf of the Board

Doug N. Baker
"signed"

T. J. MacKay
"signed"

Forte Resources Inc.
Consolidated Statements of Income and Retained Earnings
($000's, except per share data)
unaudited

	Three months ended December 31, 2004	Three months ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2003
		Restated - see Notes 1 and 2		Restated - see Notes 1 and 2
Revenue				
Oil and gas	12,019	5,154	38,483	18,630
Expenses				
Royalties	2,709	651	7,392	3,330
Operating	3,538	2,148	11,496	6,400
General and administrative	880	290	2,125	876
Interest	338	140	972	336
Stock base compensation	114	9	332	9
Depletion, depreciation and accretion	5,172	1,767	15,924	6,974
	12,751	5,005	38,241	17,925
Income (Loss) Before Taxes	(732)	149	242	705
Provision for future Income taxes	(620)	7	(137)	457
Capital taxes	198	17	321	17
	(420)	24	184	474
Net Income (Loss) for the Period	(312)	125	58	231
Retained Earnings				
Beginning of period, as previously reported	1,042	363	452	360
Change in accounting policy related to asset retirement obligations (Note 2)	-	184	220	82
Beginning of period, as restated	1,042	547	672	442
Retained Earnings, end of period	730	672	730	672
Shares Outstanding (weighted average)				
Basic	35,839,522	16,398,700	27,641,590	16,143,144
Diluted	37,523,472	16,398,700	28,997,023	19,506,557
Net Income (Loss) Per Share				
Basic and diluted	(0.01)	0.01	0.00	0.01

See accompanying notes

Forte Resources Inc. **Consolidated Statements of Cash Flow** **unaudited** **($000's)**	**Three months ended December 31,**		**Year ended December 31,**	
	2004	**2003**	**2004**	**2003**
		Restated - see Notes 1 and 2		Restated - see Notes 1 and 2
Operating Activities				
Net Income (Loss) for the period	(312)	125	58	231
Add items not requiring cash:				
Depletion, depreciation and accretion	5,172	1,767	15,924	6,973
Future income taxes	(620)	7	(137)	457
Stock based compensation	115	8	332	9
Cash flow from operations	4,355	1,907	16,177	7,670
Site restoration expenditures	(222)	(62)	(283)	(62)
Changes in non-cash working capital related to operating activities	7,304	(929)	214	1,329
Cash provided by operating activities	11,437	917	16,108	8,937
Financing Activities				
Issue of common shares, net of issue costs	6,131	-	20,869	397
Increase (decrease) in bank loans	(5,792)	(206)	(210)	10,254
Cash provided by financing activities	339	(206)	20,659	10,651
Investing Activities				
Expenditures on property and equipment	(13,178)	(2,044)	(22,515)	(20,922)
Acquisition of Oiltec Resources Ltd. (Note 4)	-	-	(11,864)	-
Changes in non-cash working capital	1,402	1,334	(2,388)	1,334
Cash used in investing activities	(11,776)	(710)	(36,767)	(19,588)
Net change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	-	-	-	-
Supplementary Information				
Interest paid	261	122	768	318
Taxes paid	-	22	90	22

Selected Notes to the Consolidated Financial Statements
(unaudited)

1. Significant in Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and as disclosed in the Company's December 31, 2003 consolidated statements except for changes in accounting policies noted below. The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly owned. Certain information and note disclosure normally included in the financial statements have been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes for the year ended December 31, 2003 The preparation of the consolidated financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates. Changes in accounting policies in 2004 were as follows:

(a) Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. Note 2 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b) Property and Equipment – Oil and Gas

The Company capitalized general and administrative costs of $188,100 and $104,570 for the three months ended December 31, 2004 and 2003 respectively and $770,100 and $522,570 for the year ended December 31, 2004 and 2003 relating to exploration and development activity.

Effective January 1, 2004 the Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry", AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than the amount the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk free rate of 5%. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004 and December 31, 2004.The test for impairment of the Company's petroleum and natural gas carrying value was calculated at December 31, 2004 using the following product price assumptions, which were based upon an average of the current price assumptions of the Company's independent engineers and the forward strip pricing of the New York Mercantile Exchange:

Year	Oil WTI US $	Natural Gas AECO Cdn $
2005	47.72	6.97
2006	45.57	6.66
2007	41.19	6.21
2008	38.73	5.73
2009	37.42	5.37
Thereafter	36.40 – 37.45	5.47 – 5.98

(c) Hedging Relationships

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

(d) Goodwill

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its net assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

2. Asset Retirement Obligations

Effective January 1, 2004 the Company retroactively adopted the new recommendations related to Asset Retirement Obligations as stated in Note 1. As a result, year end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet - as at December 31, 2003 (000's)	As Reported	Change	As Restated
Assets			
Capital assets	32,111	1,932	34,043
Liabilities and shareholders' equity			
Asset retirement obligation	-	2,878	2,878
Provision for site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672

Consolidated Statement of Income & Retained Earnings Three Months ended December 31, 2003 ($000's)	As Reported	Change	As Restated
Depletion, depreciation and accretion	1,823	(56)	1,767
Provision for income taxes	(14)	21	7
Net income (loss)	89	35	125
Year ended December 31, 2003			
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	371	86	457
Net income	92	138	231

At December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $9.4 million. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of 8% and an inflation rate of 1.5%.

Changes to asset retirement obligations were as follows: (000's)	Three months ended December 31, 2004	Year ended December 31, 2004
Asset retirement obligations, beginning	4,847	2,878
Liabilities incurred on acquisitions	-	1,726
Liabilities incurred	41	330
Liabilities settled	(222)	(283)
Accretion	95	249
Changes in assumed costs	(54)	(193)
Asset retirement obligations, ending	4,707	4,707

3. Bank Loans

On June 23, 2004 the Company entered into new banking arrangements. The total credit facility pursuant to these arrangements has three components:

Revolving production loan:
- $34.0 million
- prime + 0.4%
- borrowing base review scheduled for April, 2005

Compressor loan facility:
- $450,000
- prime plus 2% repayable at $30,000 per month

The loans are secured by a General Security Agreement and a $60.0 million debenture secured by a first floating charge on all the Company's assets.

4. Acquisitions

On March 9, 2004 the Company completed an Arrangement Agreement with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80%) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,733,886 shares of the Company (representing approximately 20%). The values assigned to the net assets acquired are as follows:

	$ 000's
Net assets acquired	
Current assets	1,070
Capital assets	10,486
Current liabilities	(959)
Asset retirement obligation	(1,125)
Bank loan	(3,175)
	6,297
Consideration	
Common shares (3,733,886 shares)	6,297

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by the Company. The values assigned to the net assets acquired are as follows:

	$ 000's
Net assets acquired	
Current assets	3,295
Capital assets	59,981
Goodwill	8,627
Current liabilities	(8,618)
Future tax liability	(4,258)
Asset retirement obligation	(601)
Bank debt	(13,963)
	44,463
Consideration	
Common shares (10,515,935 shares)	32,599
Cash	11,864
	44,463

5. Share Capital

Common Shares	Number	$ 000's
Balance, December 31, 2002	15,998,700	15,667
Issued		
For cash	400,000	400
Share issue cost		(2)
Balance, December 31, 2003	16,398,700	16,065
Issued		
Conversion of Preferred, Series I shares	1,341,000	-
Acquisition of Oiltec (Note 4)	10,515,935	32,599
Acquisition of Denison assets	3,733,886	6,297
For cash	6,700,029	22,150
Share issue costs		(1,467)
Related tax benefit of share issue costs		499
Exercise of stock options	165,920	186
Reduction resulting from Plan of Arrangement (Note 4)	(1,738,262)	
Balance, December 31, 2004	37,117,208	76,329

Preferred Series I	Number of Shares	$ 000's
Balance, December 31, 2003 and 2002	3,000,000	-
Reduction resulting from Plan of Arrangement (Note 4)	(318,000)	-
Conversion to common shares	(1,341,000)	-
Balance, December 31, 2004	1,341,000	-

Stock Options	Number of Shares	Exercise Price
Balance, December 31, 2003	885,000	$1.08
Granted	1,016,000	$3.02
Exercised	(165,920)	$1.12
Cancelled	(127,050)	$2.05
Reduction resulting form Plan of Arrangement (Note 4)	(93,810)	
Balance, December 31, 2004	1,514,220	$2.36

The fair value of stock options granted in 2004 was calculated using the Black-Scholes pricing model assuming a 4% risk free interest rate, a five-year expected life, 60% volatility and no dividend payments. The fair value is recorded as stock option expense over the three-year vesting period of the options.

In April 2004 the Company's common shares traded for 20 consecutive days at a weighted average price exceeding $2.23 per share. Pursuant to the terms of the preferred shares, Series I, 1,341,000 preferred shares were automatically converted to common shares of the Company.

In July 2004 the Company issued 2 million common shares on a flow through basis at a price of $3.85 per share for a total consideration of $7.7 million. In December 2004 the Company issued 1.5 million shares on a flow through basis at a price of $4.30 per share for a total consideration of $6.45 million. At December 31, 2004 the Company renounced eligible expenditures of $14.15 million. At December 31, 2004 the Company had incurred $9.4 million of eligible expenditures. The remainder will be incurred prior to December 31, 2005.

6. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current year.

7. Commitments

Forte assumed the office lease of Oiltec, which has approximately 4 years remaining at an annual cost of $135,000. In September 2004 the Company entered into sublet arrangements for this space sufficient to cover the annual obligation for the remainder of the lease term.

In October 2004 the Company entered into a contract to sell 500 bbls/d of its crude oil production at a price of $58.30 per bbl for the 2005 year. In December 2004 the Company entered into a contract to sell 500 mcf/d of its natural gas production at a price of $7.00 at AECO for the period from April 1, 2005 to October 31, 2005. In February 2005 the Company entered into a contract to sell 200 bbls/d of its crude oil production at a price of $61.57 per bbl for the period from March 1, 2005 to December 31, 2005.

8. Subsequent Events

On February 24, 2005 the Company issued 4.0 million common shares at $3.90 for gross proceeds of $15,600,000. In March 2005 the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.1 million. The transaction is expected to close prior to March 31, 2005.

Directors		**Officers**
T.J. MacKay	D.N. Baker	T.J. MacKay, Chairman & Chief Executive Officer
R.B. Hammond	J.S. Blair	D.N. Baker, President & Chief Financial Officer
G.S. Fletcher	D.V. Richards	R.B. Hammond, Senior Vice President & Chief Operating Officer
W. P. Comber	G. D. Roane	

Forte Resources is a Calgary-based oil and natural gas production company with operations primarily in Alberta, Canada. The company has a record of successful growth through a combination of acquisitions, exploration and development. Forte's common shares are listed on the Toronto Stock Exchange under the symbol FRZ.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas N. Baker
President and Chief Financial Officer

Forte Resources Inc.
2450, 500 - 4th Avenue SW

Calgary, AB T2P 2V6
Telephone: 403-237-5163
Email: info@forteresources.ca
Website: www.forteresources.ca

This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry. (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projects relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from the potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect Forte's operations or financial results are included in Forte's reports on file with Canadian securities regulatory authorities.

FORTE RESOURCES INC.
Notice of Annual Meeting of Shareholders



TO: THE SHAREHOLDERS OF FORTE RESOURCES INC.

TAKE NOTICE that an Annual Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Forte Resources Inc. (the "Corporation") will be held in the Viking Room, Calgary Petroleum Club at 319 - 5th Ave. S.W., Calgary, Alberta, on Wednesday, the 27th day of April, 2005, at 10:00 a.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Corporation for the year ended December 31, 2004 and the auditors' report thereon;
2. to fix the number of directors of the Corporation at eight (8);
3. to elect eight (8) directors for the ensuing year;
4. to appoint auditors of the Corporation and to authorize the directors to fix their remuneration as such; and
5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment thereof.

The record date for the Meeting has been set as at the close of business on March 8, 2005 (the "Record Date"). Shareholders of record will be entitled to vote those Common Shares included in the list of Shareholders prepared as at the Record Date at the Meeting. No Shareholder who became a Shareholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 8th day of March, 2005.

FORTE RESOURCES INC.

(signed) Thomas J. MacKay
Chairman and Chief Executive Officer



FORTE RESOURCES INC.

Information Circular - Proxy Statement
dated March 8, 2005

For the Annual Meeting
of the Shareholders to be held on April 27, 2005

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies by or on behalf of the management of Forte Resources Inc. ("Forte" or the "Corporation") for use at the annual meeting (the "**Meeting**") of the shareholders to be held in the Viking Room, Calgary Petroleum Club at 319 - 5th Ave. S.W., Calgary, Alberta, on April 27, 2005 at 10:00 am, local time, and any adjournment of the meeting for the purposes set forth in the accompanying Notice of Meeting. Only shareholders of record on March 8, 2005 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed instrument of proxy are officers. **As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the instrument of proxy furnished by Forte. To exercise this right you should insert the name of the desired representative in the blank space provided in the instrument of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be mailed so as to be deposited at the office of Forte's transfer agent, Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 4:30 p.m. (Calgary time) on the second last business day preceding the date of the Meeting or any adjournment thereof. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date of its execution.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on Forte's records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on Forte's records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (formerly Independent Investor Communications Corporation). If you receive a voting instruction form from ADP Investor Communications it

cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) to ADP Investor Communications well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person with your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either with Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time prior to 4:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of management. Forte will bear the costs incurred in the preparation and mailing of the form of proxy, Notice of Meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees of Forte who will not be remunerated therefore.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with your instructions. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in this circular.** The persons appointed under the form of proxy which Forte has furnished have discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, Forte knew of no such amendment, variation or other matter.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Management of Forte is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since January 1, 2004, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors, and except for as set forth in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Forte is authorized to issue an unlimited number of Common Shares, without nominal or par value. As of March 8, 2005 there were 42,494,483 Common Shares issued and outstanding. The holders of Common Shares are entitled to one vote for each share held. The record date as of which shareholders entitled to vote at the meeting will be determined is March 8, 2005.

To the best of the knowledge of Forte's directors and senior officers, no person beneficially owns directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares. The information as to the Common Shares beneficially owned, not being within the knowledge of Forte, has been derived from sources available to Forte.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Directors will be elected at the meeting.

Action is to be taken at the Meeting with respect to the election of directors. The board of directors of Forte (the "Board") presently consists of eight members. It is proposed that the Board will be fixed at eight members and the under mentioned persons will be nominated at the Meeting. Each director elected will hold office until the next Annual Meeting, or until his successor is duly elected or appointed, unless his office be earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on Forte's records and partly on information received from the nominees, and sets forth the name and municipality of residence of each of the persons proposed to be nominated for election as a director, his principal occupation, all other positions and offices with Forte held by him, the year in which he was first elected a director, and the number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Nominees as Directors	Position Presently Held and Time as a Director	Principal Occupation	Common Shares Beneficially Owned or Controlled as of March 8, 2005[5]
Thomas J. MacKay[7] Millarville, Alberta	Chairman, Chief Executive Officer Director since March 9, 2004	Chairman and Chief Executive Officer of the Corporation since March 9, 2004. Prior to that, the Chairman and Chief Executive Officer of Forte Oil Corporation since June 2001. Prior thereto, Chairman and Chief Executive Officer of Forte Energy Ltd. from 1997 to April 2001.	1,356,151 (3.19%)
Douglas N. Baker[7] Calgary, Alberta	President, Chief Financial Officer Director since March 9, 2004	President and Chief Financial Officer of the Corporation since March 9, 2004. Prior to that, the President and Chief Financial Officer of Forte Oil Corporation since June 2001. Prior thereto, President and Chief Financial Officer of Forte Energy Ltd. from 1997 to April 2001.	1,355,751 (3.19%)
W. Peter Comber[1][3][7] Toronto, Ontario	Director since March 9, 2004	Mr. Comber has been a Managing Director of Barrantagh Investment Management Inc. (formerly McCutcheon Comber Investment Management Inc.), an investment counselling firm, since August 1999.	57,050 (0.13%)
David V. Richards[3][4][7] Calgary, Alberta	Director since March 9, 2004	Mr. Richards has been the Managing Director of Network Capital Inc., an investment management company, since 1998.	70,700 (0.17%)

Nominees as Directors	Position Presently Held and Time as a Director	Principal Occupation	Common Shares Beneficially Owned or Controlled as of March 8, 2005[5]
R. Bruce Hammond[8] Calgary, Alberta	Senior Vice-President and Chief Operating Officer Director since March 25, 2004	Senior Vice-President and Chief Operating Officer of the Corporation since March 9, 2004. Prior to that, the Senior Vice-President and Chief Operating Officer of Forte Oil Corporation since June 2001. Prior thereto, Vice-President and Chief Operating Officer of Forte Energy Ltd. from 1997 to April 2001.	1,355,751 (3.19%)
James S. Blair[2][3][6] Calgary, Alberta	Director since March 9, 2004	Mr. Blair is the President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Prior thereto, Mr. Blair was Senior Vice-President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy–related company until January 2002.	43,857 (0.10%)
Gregory S. Fletcher[1][2][6] Calgary, Alberta	Director since March 9, 2004	Mr. Fletcher is an independent businessman involved in the oil and gas industry in Western Canada. He is currently the President of Sierra Energy Inc., a private oil and gas company that he founded in 1997.	16,750 (0.04%)
Glen Roane[1][2][9] Calgary, Alberta	Director since July 2, 2004	Mr. Roane is a business man and corporate director whose principal business activity is real estate development in Colorado. He is currently a director of Enerplus Resources Fund, Badger Income Fund, Destiny Resource Services Corp., Morpheus Energy Corporation, and Chairman of Flexpipe Systems Inc. Until 1997, Mr. Roane held various positions in the investment banking industry including as Managing Director of Lancaster Financial Inc. and as Vice President and Director of TD Asset Management Inc.	26,620 (0.06%)

Notes:

(1) Members of the Audit Committee.
(2) Members of the Reserves, Safety and Environmental Committee.
(3) Members of the Compensation and Governance Committee
(4) Lead Director
(5) Includes shares held by spouses of the respective directors and officers.
(6) Messrs. Blair and Fletcher were appointed as directors of Forte on March 9, 2004.
(7) Messrs. MacKay, Baker, Comber and Richards were appointed as directors of Forte on March 9, 2004.
(8) Mr.. Hammond was appointed as a director of Forte on March 25, 2004.
(9) Mr.. Roane was appointed as a director of Forte on July 2, 2004.

No director has had a cease trade order or similar regulatory orders or bankruptcy or similar proceedings against directors or companies which they have been directors or officers of within 10 years.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying instrument of proxy in favour of Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta, as auditors, to hold office until the

next Annual Meeting of shareholders and to authorize the directors to fix their remuneration as such. Deloitte & Touche LLP were first appointed as auditors on March 9, 2004.

The Audit and Reserves Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation.

Certain information regarding Forte's audit committee, including the fees paid to Forte's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in Forte's renewal annual information form for the year ended December 31, 2004, an electronic copy of which is available on the internet on Forte's SEDAR profile at www.sedar.com.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation earned during the prior three fiscal years, of the Corporation and its predecessor Forte Oil Corporation by the Chief Executive Officer and the Chief Financial Officer of Forte (collectively the "named executive officers"). There were no other executive officers of Forte whose salary plus bonus in the year ended December 31, 2004 was in excess of $150,000.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year[2]	Salary	Bonus	Other Annual Compensation[1]	Securities Under Options/SARS Granted[3]	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensa-tion
		($)	($)	($)	(#)	($)	($)	($)
Thomas J. MacKay	2004	100,000	nil	nil	nil	nil	nil[4]	nil
Chairman and Chief	2003	100,000	nil	nil	nil	nil	nil	nil
Executive Officer	2002	75,000	nil	nil	nil	nil	nil	nil
Douglas N. Baker	2004	100,000	nil	nil	nil	nil	nil[4]	nil
President and Chief	2003	100,000	nil	nil	nil	nil	nil	nil
Financial Officer	2002	75,000	nil	nil	nil	nil	nil	nil

Notes:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of any of the named executive officers for any of the years indicated.

(2) Totals for 2003 and 2002 are with respect to compensation earned with Forte Oil Corporation.

(3) The named executive officers have to date, not received options to purchase Common Shares.

(4) On formation of the Corporation, the named executive officers were each issued 894,000 first preferred shares, series 1 of the Corporation (the "Performance Shares"). During 2004, each named executive officer received 447,000 Common Shares upon the conversion of 447,000 Performance Shares. Effective March 3, 2005 each named executive officer converted an additional 447,000 Performance Shares into 447,000 Common Shares.

(5) During 2004, there were four executive officers of the Corporation. In respect of the financial year ended December 31, 2004, the four executive officers received, in the aggregate, cash remuneration of $450,834.42.

Employment Contracts and Termination of Employment

Each of the Corporation's named executive officers has an employment contract with the Corporation. Each of such contracts provides that the named executive officer is entitled to eighteen months salary in the event of a change of control or termination of such executives employment without cause.

Compensation of Directors

Prior to January, 2005, the Corporation's outside directors received cash compensation of $1,000 for attending meetings of the Board, an annual retainer of $4,000, for a committee of the Board an annual retainer of $2,000 and $500 to chair a committee, and reimbursement for out-of-pocket expenses for attendance at meetings of the Board and committees of the Board. Effective January 1, 2005, outside directors of the Corporation are entitled to receive $1,000 per director for each meeting of the Board or committee thereof at which the director attends and an annual retainer of $10,000 plus an additional $5,000 annual retainer for each member of the Audit Committee, for the lead director, and for each Chair of the various Committees of the Board. The directors are also entitled to participate in the share option plan. During 2004, the five outside directors were granted options to acquire an aggregate of 150,000 Common Shares at an exercise price of $3.10 per share.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2004. The only such plan in existence is the Corporation's share option plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by securityholders	1,514,220 Common Shares	$2.31	2,201,173 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,514,220 Common Shares	$2.31	2,201,173 Common Shares

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on Common Shares since March 12, 2004, being the first day of trading of the Common Shares on the Toronto Stock Exchange (closing trading price on March 12, 2004 was $2.85) to December 31, 2004, with the cumulative total shareholder return on the each of the S&P/TSX Composite Index (formerly the Toronto Stock Exchange 300 Index) and the Toronto Stock Exchange Oil and Gas Producer Sub-Group Index, assuming the reinvestment of dividends, where applicable, for a comparable period.


150
140
130
120
110
100
90
March 12, 2004
December 31, 2004
Forte
S&P/TSX Composite Index
TSX O&G Exploration and Production Index

	March 12, 2004	December 31, 2004
Forte	100	114
S&P/TSX Composite Index	100	109
TSX O&G Exploration and Production Index	100	128

REPORT ON EXECUTIVE COMPENSATION

Report on Compensation

The Compensation and Corporate Governance Committee is charged with the periodic review of and recommendation to the Board with respect of specific compensation of executive officers, general recommendations with respect of non-executive employees and to review and make recommendations with respect to corporate governance. The Compensation and Corporate Governance Committee consists of Messrs. Comber, Richards, and Blair. Mr. Blair is the Chair of the Committee. The Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer are charged with establishing compensation for Forte's other employees.

Compensation Policies for 2004

The Corporation's philosophy is to provide compensation which will: 1) attract and retain a competent management team; 2) focus management's attention on the creation of shareholder value; and, 3) reward successful completion of performance objectives.

The committee annually reviews the salaries of the Corporation's executive officers. To the extent possible, comparisons are made with salaries for similar positions in companies of similar size in the Canadian oil and gas industry. The committee positions the base compensation of the management group at, or near, the median for corresponding positions. Forte does not have a pension plan or any other form of retirement compensation for the named executive officers described under the heading "Executive Compensation". The Corporation's compensation plan includes a combination of near term and long term compensation and incentives. The Corporation's current compensation plan consists of the following items:

- a base salary;
- a discretionary bonus plan;

- share option plan; and
- Performance Shares.

Starting in 2005, the bonus program is designed to consider of a combination of personal and corporate goals and targets for each non-executive employee. For each member of the executive, the bonus program is determined by the achievement of certain corporate goals and targets. The compensation for all executive officers in 2004 consisted solely of a base salary. A description of the criteria used in each element of compensation is set forth below:

Base Salaries

Executive officers' salaries are reviewed annually and set by comparing individual salaries to those paid to executives in other companies of comparable size within the oil and gas industry. Such information may be provided from time to time by an internal review of reported compensation levels of industry peer group companies and by independent consultants who regularly review compensation practices in Canada.

Bonuses

Forte has a discretionary bonus program. The Compensation and Corporate Governance Committee is responsible for setting the bonus for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. To date, no bonuses have been paid to the named executive officers.

Chief Executive Officer Compensation

Mr. MacKay's responsibility is to provide direction and leadership in setting and achieving goals which will create value for the Corporation's shareholders in the short term and the long term. More specifically, the goals in 2004 for the Chief Executive Officer were to:

- develop and execute the corporate strategy, balancing short-term growth while positioning the Corporation for continued future growth;

- achieve the targets for cash flow, production, net asset value, earnings per share, cash flow per share and reserve replacement as set out in the annual budget;

- maintain financial flexibility and liquidity to support business strategies without undue financial risks for shareholders;

- achieve operating, finding and development and general administrative cost performance targets as set out in the annual budget;

- achieve high performance in safety, environmental performance and social responsibility.

During 2004, the Corporation's Chief Executive Officer was compensated with a base salary of $100,000, which salary was approved by the committee. The salary level was reviewed during 2004 and compared against published data in respect of chief executive officer salaries of public junior oil and gas companies with a comparable level of oil and gas production and market capitalization as the Corporation. As the result of such review, the Chief Executive Officer's salary has been increased to $150,000, effective January 1, 2005, and will be maintained at such level for the balance of 2005.

On the formation of the Corporation's predecessor, Forte Oil Corporation, the Chief Executive Officer was issued 894,000 Performance Shares, 447,000 of which were converted into Common Shares during 2004. The remaining 447,000 Performance Shares owned by the Chief Executive Officer were converted into Common Shares effective March 3, 2005 as the Corporation met the first of the following thresholds for conversion: (a) the Corporation achieving cash flow per fully diluted Common Share for four consecutive prior fiscal quarters in one year of $1.23

per share; or (b) the weighted average trading price of the Common Shares being greater than $3.36 per Common Share for twenty consecutive trading days.

The intent of the Performance Shares was to provide the Chief Executive Officer with incentive to strategically grow the Corporation with such growth to be reflected in the cash flow and market price of the Corporation's Common Shares, thereby benefiting both the Chief Executive Officer and the shareholders of the Corporation.

To date, the Chief Executive Officer has not received any options to purchase Common Shares of the Corporation.

Share Option Plan

At an annual and special meeting of shareholders held on March 5, 2004, the Corporation's share option plan was approved by the shareholders of the Corporation. The share option plan provides that the number of Common Shares that may be optioned under the plan may not at anytime exceed the greater of (i) 2,000,000 Common Shares and (ii) 10% of the number of Common Shares outstanding from time to time (collectively the "Common Share Maximum"). The variable Common Share Maximum was put in place pending the proposed amendments to the TSX Company Manual to allow for "rolling maximum" option plans. Effective January 1, 2005 the TSX implemented the proposed amendments to the TSX Company Manual to allow for TSX listed issuers to adopt "rolling maximum" plans. The Corporation has now moved forward with the implementation of the "10% rolling plan" feature of the share option plan such that the number of Common Shares issuable pursuant to the share option plan shall be a "rolling maximum" equal to 10% of the outstanding Common Shares at the relevant time. An increase in the issued and outstanding Common Shares will thus result in an increase in the available number of Common Shares issuable under the share option plan, and any exercise of options will make new grants available under the share option plan.

Other features of the share option plan are as follows:

1. the vesting of options shall be in sole discretion of the board of directors or a committee of directors provided that, in the absence of any determination by the board of directors or a committee thereof, the vesting shall be as to one-third of the number of options granted on January 1 of the year following the grant and thereafter on January 1 as to one-third of the number of options granted per year over the following two years..

2. the exercise price of the options shall be fixed by the board of directors or a committee thereof, and shall not be less the then current market price (the "Current Market Price") of the Common Shares, which means the closing trading price per Common Shares on the stock exchange upon which they are traded on the last day immediately prior to the date of grant; provided that if the board of directors or the committee thereof, in their sole discretion, determines that such closing trading price would not be representative of the market price of the Common Shares then the Current Market Price shall mean the weighted average price per share for the Common Shares for the five consecutive trading days ending on the last trading day preceding the date of grant;

3. no option may be exercised beyond five years from the date of grant and upon the death of an optionee, the option shall terminate on the date determined by the board of directors or committee thereof which shall not be more than twelve months from the date of death and the absence of any determination by the board of directors of a committee thereof, will be the date that is six months following the date of death;

4. if the optionee shall no longer be a director of officer of or an employee of or is no longer providing ongoing management or consulting services to the Corporation, the option shall terminate on the expiry of the period (the "Termination Date") not in excess of six months prescribed by the board of directors or committee thereof, at the time of grant following the date that such optionee ceases to be a director, officer, employee or consultant of the Corporation, as the case may be and in the absence of any determination by the board of directors or a committee thereof, will be 90 days following the Termination Date;

5. each option granted shall be personal to the optionee and the option shall not be assignable; and

6. the board of directors or Committee thereof may amend or discontinue the share option plan at any time, provided that no such amendment may, without the consent of the optionee, alter or impair any option previously granted to the optionee under the share option plan and provided further that any amendment to the share option plan will be subject to receipt of all necessary regulatory approvals.

Directors, officers, employees and consultants are eligible to participate in the share option plan. Awards of options are made from time to time to participants at varying levels consistent with the individual's level of responsibility within the Corporation.

The share option plan provides the potential for long-term rewards and above-average total compensation, provided the financial and operating results achieved by the Corporation are above-average in terms of enhancement of shareholder value.

Performance Shares

Each of the named executive officers as well as R. Bruce Hammond, Chief Operating Officer, received Performance Shares upon the formation of the Corporation's predecessor, Forte Oil Corporation on August 28, 2001. The purpose of the Performance Shares is to provide management with incentive to strategically grow the Corporation and thereby increase shareholder value. The terms the Performance Shares provide that the indicia being utilized to measure the success of the Corporation are its cash flow per share and the weighted average trading price of the Common Shares on the TSX. One half of the originally issued Performance Shares were converted into Common Shares during 2004 and the remaining half were converted into Common Shares effective March 3, 2005. The Compensation and Corporate Governance Committee believes that the use of the Performance Shares has assisted in aligning the interest of senior management of the Corporation with those of other shareholders.

Summary

Forte's compensation policies are reviewed by the Compensation and Corporate Governance Committee to ensure that they remain competitive with those companies in the oil and gas industry with which the Corporation competes.

Submitted on behalf of the Compensation and
Corporate Governance Committee:

James S. Blair
W. Peter Comber
David V. Richards

CORPORATE GOVERNANCE

The Forte Board of Directors has overall responsibility for the management of the business and affairs of Forte. At regularly scheduled meetings, the Board of Directors, the Audit Committee, the Reserves, Safety and Environmental Committee and the Compensation and Corporate Governance Committee of the Board of Directors receive and discuss reports prepared by management which address strategic and operating issues, assess actual performance against planned performance, and assess the overall financial position of Forte. The Board of Directors, the Audit Committee, the Reserves, Safety and Environmental Committee and the Compensation and Corporate Governance Committee meetings are convened as necessary.

The rules and policies of the TSX require corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "**Corporate Governance Guidelines**") adopted by the TSX.

Forte's alignment to the Corporate Governance Guidelines is discussed in Schedule A to this information circular.

Responsibilities of the Board

The Board has the statutory responsibility to oversee the conduct of the business of the Corporation and to supervise management, which is responsible for the day-to-day conduct of the business of the Corporation. The Board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure the Corporation meets its obligations on an ongoing basis. While the Board has delegated the responsibility for day-to-day management of the Corporation to the Chief Executive Officer, the Board has acknowledged its responsibility for the stewardship of the Corporation, including the responsibility for: (i) the appointment of the Chief Executive Officer and succession planning; (ii) in consultation with the Chief Executive Officer, the identification of the principal risks of the Corporation's business and review of management's implementation of appropriate systems to manage these risks; (iii) the approval of all financings and significant acquisitions or dispositions by the Corporation; (iv) reviewing the implementation and integrity of the Corporation's internal control and management information systems; (v) in consultation with the Chief Executive Officer, developing and monitoring the Corporation's strategic planning; and (vi) reviewing the Corporation's system for timely and accurate reporting to shareholders of financial and other matters in accordance with applicable law, including the approval of all of the Corporation's major compliance and communication documents, including annual and quarterly reports, financial documents, press releases and other significant disclosure documents.

Committees of the Board

The Board presently has three committees, a Compensation and Corporate Governance Committee, an Audit Committee and a Reserves, Safety and Environmental Committee.

Compensation and Corporate Governance Committee

The mandate of the Compensation and Corporate Governance Committee is to develop the approach of the Corporation to matters concerning corporate compensation and governance and to review and make recommendations to the Board as to such matters. Specifically, to fulfill this responsibility, the Corporate Governance Committee endeavours to, among other things: (i) assess annually the performance of the Corporation's officers against the objectives established for such officers by the Corporation; (ii) approve the salary and remuneration of the Chief Executive Officer and other senior officers; (iii) approve and administer shareholder compensation arrangements, including the Plan, and approve stock options and grants in accordance with such Plan; and (iv) review the composition of the Board in an effort to have the appropriate number of effective and independent directors sit on the Board.

Audit Committee

The mandate of the Audit Committee is to assist the Board in ensuring that financial statements issued by the Corporation are fair, accurate, and in conformity with statutory and other requirements, and that management has implemented an effective system of internal controls.

To fulfil this responsibility, the Audit Committee endeavours to, among other things: (i) review with management, annually or quarterly, as the case may be, the Corporation's financial statements and management's discussion and analysis of the Corporation's financial performance and similar statements and recommend them to the Board for adoption; (ii) review with the Corporation's auditors and with management the Corporation's accounting principles, policies and practices; (iii) review the audit plan for the Corporation; (iv) review the Corporation's unaudited and audited consolidated financial statements with the auditors prior to their submission to the Board for approval; (v) review with the auditors the adequacy of the Corporation's accounting, financial and operating controls and reports to the Board concerning the same and the Corporation's continuing compliance with generally accepted accounting principles; and (vi) recommend to the Board the appointment, terms of reference and compensation of the external auditors.

Reserves, Safety and Environmental Committee

The mandate of the Reserves, Safety and Environmental Committee is: (i) to assist the Board of Directors in ensuring that the independent evaluation of the Corporation's petroleum and natural gas reserves presented by the Corporation are fair, accurate and in conformity with statutory and other requirements; (ii) to assist the Board of Directors in ensuring that the Corporation's operations and practices comply with existing safety regulations; and (iii) to assist the Board of Directors in ensuring that the Corporation's operations are conducted in an environmentally responsible manner..

To fill this responsibility with respect to the Corporation's reserves, the Reserves, Safety and Environmental Committee endeavours to, among other things: (i) assist the board of directors and when consider appropriate make recommendations in respect of the independent evaluation and review of the Corporation's petroleum and natural gas reserves, reserves data and related information and the subsequent report on the Corporation's reserves data, the disclosure of information with respect to oil and gas activities, and discharging the obligations imposed on the Corporation and its board of directors under applicable securities legislation, regulations and related requirements; (ii) consider and review procedures relating to the disclosure of information with respect to oil and gas activities, including procedures for complying with applicable disclosure requirements and restrictions; (iii) appoint independent and qualified reserves evaluators or auditors (as may be applicable) to report to the board of directors in respect of the evaluation and review of the Corporation's petroleum and natural gas reserves, reserves data and related information and related compensation.

To fulfil this responsibility with respect to safety in the Corporation's activities, the Reserves, Safety and Environment Committee endeavours to, among other things: (i) ensure that the Corporation has in place an adequate safety program and emergency response plan and that the safety program and emergency response plan are adhered to by all personnel engaged in activities on the Corporation's behalf at field locations of the Corporation; (ii) ensure that the Corporation's personnel and representatives have adequate training for the tasks assigned to them with respect to safety issues; and (iii) ensure that the Corporation remains current with advances in safe operating practices through by accessing qualified experts in the area of safety operations..

To fulfil this responsibility with respect to environmental protection in the Corporation's activities the Reserves, Safety and Environment Committee endeavours to, among other things: (i) ensure that the Corporation has in place policies and procedures to reduce the risk of deleterious environmental impact as a result of the Corporation's operations and (ii) ensure that the Corporation has in place a system to comply with environmental regulatory requirements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the most recently completed fiscal period was there any indebtedness of any director or officer, or any associate of any such director or officer to Forte or to any other entity which is, or at any time since the beginning of the most recently completed financial period, been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

ADDITIONAL INFORMATION

The Corporation will provide, without charge to a security holder, a copy of Forte's latest annual information form and any documents incorporated therein by reference, the 2004 annual report to shareholders containing comparative financial statements for 2004 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular upon request to the Chief Financial Officer, Forte Resources Inc., 2450, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6. If you wish, this information may also be accessed on Forte's website (www.forteresources.ca) or on SEDAR at www.sedar.com.

SCHEDULE "A"
Forte Guideline Compliance Table

GUIDELINES		COMPLIANCE	COMMENTS
1.	The Board should explicitly assume responsibility for the stewardship of the Corporation, including:		
	(a) the adoption of a strategic planning process;	Yes	At least once per year, Management presents and the board reviews a strategic business plan, including capital budgeting.
	(b) the identification of the principal risks of the Corporation's business and the implementation of appropriate systems to manage these risks;	Yes	The principal risks faced by Forte are identified by Management and then discussed and monitored by the Board.
	(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Compensation and Corporate Governance Committee is responsible for succession planning in regard to the Chief Executive Officer and has delegated to the Chief Executive Officer training and monitoring of other executive officers, which is periodically reported to the Board.
	(d) the Corporation's communications policy; and	Yes	Forte has adopted a disclosure, confidentiality and trading policy (the "Disclosure Policy") which is intended to, among other things, establish procedures which (i) permit disclosure of information about Forte to the public in a timely manner; (ii) ensure that non publicly disclosed information remains confidential; (iii) address how Forte interacts with analysts and the public; and (iv) contains measures for Forte to avoid selective disclosure. The adoption of such Disclosure Policy and procedures was implemented for the purposes of requiring sound disclosure practices and maintaining investor confidence as well as complying with National Policy 51-201 "Disclosure Standards", securities laws and the Toronto Stock Exchange's rules on disclosure and trading. The Disclosure Policy provides that such policy is to be reviewed annually and based on the results of the review may be revised accordingly. In addition, although direct shareholder communications are generally handled by the Chief Executive Officer and the Chief Financial Officer, all press releases are reviewed by the Board prior to dissemination.

GUIDELINES	COMPLIANCE	COMMENTS
(e) the integrity of the Corporation's internal control and management information systems.	Yes	The Audit Committee (the "Audit Committee") supports the Board's stewardship responsibilities by reviewing the systems in place to ensure the integrity of internal controls. Management reports regularly to the Audit Committee with respect to internal control and management information systems. The Audit Committee meets independently with management and the independent auditors.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Five of the eight current directors are unrelated. Three of the eight current directors, being Messrs. MacKay, Baker and Hammond are related directors.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	Of the eight directors, three are members of management. The remaining five members of the Board are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with such directors' ability to act in the best interests of the Corporation.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Compensation and Corporate Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs. Such committee is comprised of outside, unrelated directors.
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Compensation and Corporate Governance Committee has been assigned the responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board. Furthermore, the Board monitors the effectiveness of individual directors and committees of the Board by addressing any concerns at Board meetings. Board members are free to raise effectiveness issues. In addition, the Board has recently implemented the use of an annual evaluation process whereby members of the Board review the effectiveness of the Board as a whole, its committee and its individual members.

GUIDELINES		COMPLIANCE	COMMENTS
6.	The existence of an orientation and education program for new recruits to the Board.	See Comments	The annual strategic planning session of the Corporation is used as an education and orientation program for new Board members. All current members of the Board have experience serving on boards of public entities. Management of the Corporation are available to the Board members if specific information is requested.
7.	The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Compensation and Corporate Governance Committee reviews the size of the Board to determine if the size is appropriate for effective decision-making and makes recommendations to the Board in that regard. All of the current directors of the Corporation have experience in the oil and gas industry.
8.	The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	The Compensation and Corporate Governance Committee is delegated the responsibility of reviewing compensation of directors. Outside directors receive meeting fees on a "per meeting attended" basis as well as an annual retainer. Directors are also eligible to participate in the Corporation's stock option plan. Directors compensation was last reviewed in October, 2004.
9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	All committees of the Board are comprised exclusively of outside, unrelated directors. Each chair of each committee is an outside, unrelated director.
10.	The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's approach to governance issues.	Yes	The Compensation and Corporate Governance Committee is responsible for developing Forte's approach to governance issues.
11.	The Board has developed:		
	(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	See Comments	The Board has approved a position description for the Chief Executive Officer and for the Board. Currently, various limits on management's responsibilities and authority have been developed and the Chief Executive Officer has been provided with objective criteria expected for job performance, principally related to entitlement to bonuses. For example, a capital budget is presented by management and reviewed by the Board at least annually.

GUIDELINES		COMPLIANCE	COMMENTS
	(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	Corporate objectives for the Chief Executive Officer are currently developed from the operating plan and the capital budgeting process and communicated to the Chief Executive Officer.
12.	The appropriate structures and procedures to ensure that the Board can function independently of management.	Yes	The Board has implemented appropriate structures and procedures to ensure that it, and its committees, functions independently of management. Each committee of the Board is exclusively comprised of outside, unrelated directors, and the chair of each committee is an outside, unrelated director.
13.	(a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee is composed exclusively of outside, unrelated directors.
	(b) The roles and responsibilities of the Audit Committee should be specifically defined.	Yes	The Audit Committee is responsible for, among other things: • reviewing all interim and annual financial statements and related management discussion and analysis. • reviewing the adequacy and effectiveness of internal controls over Forte's accounting and financial reporting. • reviewing and recommending the retainer of external auditors.
	(c) The Audit Committee should have direct communication channels with the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee has direct access to external auditors and now meets at least quarterly with the external auditors without any members of management present.
	(d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Audit Committee reviews and endorses the scope and adequacy of management's internal controls and reporting, and the results of the internal control activities.

GUIDELINES		COMPLIANCE	COMMENTS
14.	The existence of a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances, subject to the approval of an appropriate committee of the Board.	Yes	Individual members of the Board have the opportunity to engage independent counsel at the Corporation's expense, subject to approval by the Compensation and Corporate Governance Committee.

Instrument of Proxy

FOR THE ANNUAL MEETING OF SHAREHOLDERS

FORTE RESOURCES INC.
to be held on April 27, 2005 at 10:00 a.m. (Calgary time) in the
Viking Room, Calgary Petroleum Club at 319 - 5th Ave. S.W., Calgary, Alberta
Calgary, Alberta

The undersigned shareholder of Forte Resources Inc. (the "Corporation") hereby appoints, Thomas J. MacKay, of the City of Calgary, in the Province of Alberta, Chairman and Chief Executive Officer of the Corporation, or, failing him, Douglas N. Baker, of the City of Calgary, in the Province of Alberta, President and Chief Financial Officer of the Corporation, or instead of either of the foregoing,____________________ ____________________, as proxyholder of the undersigned with full power of substitution to attend, act and vote for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation (the "Meeting"), to be held on April 27, 2005 and at every adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

THIS PROXY MUST BE SIGNED AND DATED
SEE IMPORTANT INSTRUCTIONS ON REVERSE

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Fixing the number of directors of the Corporation at eight (8);			N/A
2. Electing eight directors as specified in the Information Circular;		N/A	
3. The appointment of Deloitte & Touche LLP as auditors of the Corporation and authorizing the directors to fix their remuneration as such;		N/A	
4. Transacting such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.			N/A



G:\060192\0010\Instrument of Proxy 03.doc

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Computer of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "Computershare Trust Company of Canada" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

Mailing address: Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Forte Resources Inc.**

Financial Year Ending, used in calculating the participation fee: **December 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		37,117,208	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	2.56	
Market value of class or series	=	95,020	
			95,020 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			0 (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):**see attached** **[Provide details of how determination was made.]**			2,575 (B)
(Repeat for each class or series of corporate debt or preferred shares)			0 (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			97,595
Total fee payable in accordance with Appendix A of the Rule			7,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			______

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FORTE RESOURCES INC.

PREFERRED SHARES, SERIES I
DECEMBER 31, 2004
MARKET VALUE

Number of Shares Outstanding	15
Common share conversion rights	1,341,000
Simple average of common shares for the last trading day of each month of the prior year	2.56
Amount:	$3,432,960
Reduction for risk of net meeting "earning targets" and therefore not triggering conversion (25%)	(858,240)
Estimated Market Value	$2,574,720
$000's	2,575



MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following discussion and analysis was prepared as at March 15, 2005 and is management's assessment of Forte's historical financial and operating results and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2004, and the audited financial statements and MD&A for the year ended December 31, 2003 together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance. Where converted to a barrel of oil equivalent basis, all natural gas production results have been converted at the rate of six thousand cubic feet to one barrel of oil equivalent ("boe").

Non-GAAP Measurements

The MD&A contains the terms cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Forte's determination of cash flow from operations may not be comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flow in the consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Forward Looking Statements

Statements throughout this report that are not historical facts may be considered "forward looking statements." These forward looking statements sometimes include words to the effect that management believes or expects a stated condition or result. All estimates and statements that describe the Company's objectives, goals or future plans are forward looking statements. Since forward looking statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding recoverable reserves, changes in demand for and commodity prices of crude oil and natural gas, legislative, environmental and other regulatory or political changes, completion in areas where the Company operates and other factors.

2004 Overview

Major events

The 2004 year and the results for the Company were impacted by several factors and key transactions:

Denison acquisition - In March 2004 the Company acquired the oil and gas operations of Denison Energy Inc. ("Denison") through a restructuring whereby Denison's oil and gas operations were merged with Forte and Forte became a public company.

Oiltec acquisition - In June, 2004 Forte completed a major corporate acquisition when it acquired Oiltec Resources Ltd. ("Oiltec") for $11.864 million cash, 10.516 million shares and the assumption of net debt and working capital of $19.3 million. The Oiltec acquisition increased proved plus probable reserves by 2.29 million boes and provided 1,100 boes/d of initial production.

Product prices – Oil and gas prices were strong in 2004. Crude oil, in particular, began the year with the benchmark WTI crude at $34.14 US and ended with a December price of $43.47 US. The consistent rise in price may be an indication that we are entering a period of a higher ~~target~~ price band. In 2003 Forte had locked in the price for much of its 2004 oil production, so while increased prices were a net benefit, the ~~c~~Company's revenue in 2004 was $2.36 million less than it would have otherwise been.

Costs and services – During 2004 the costs for land, acquisitions and generally all services increased as the demand for these services intensified. Operating costs, finding costs and general and administrative costs increased during the year.

Financial results

The above factors contributed to the 2004 financial results which demonstrated growth in most categories, including production, revenue and costs. Oil and gas revenue increased by 107% for the year to $38.5 million compared to $18.6 million in 2003. Revenue benefited from higher product prices as well as increased production, which averaged 2,370 boe/d compared to 1,351 boe/d in 2003. By December 31, 20043 production had increased to approximately 3,000 boe/d. Cash flow from operations increased by 111% for 2004 to $16.21 million ($0.59 per share) compared to $7.7 million ($0.48 per share) in 2003. As a result of higher depletion charges in 2004 the Company's income remained relatively unchanged from the net profit of $2301,667000 ($0.01 per share) in 2003 to a net profit of $208,334 ($0.01 per share) in 2004.

Acquisitions versusrs drilling

Historically, the Company has grown primarily through acquisitions. The acquisition of Oiltec, with a large component of undeveloped land and drilling locations, provided the impetus to shift the Company's growth focus from acquisitions to exploration and development. Late in 2004 the Company initiated a drilling program of approximately 80 locations with over $45 million in drilling expenditures to be incurred in 2004 and 2005. The results of this program are expected to have a have a significant impact on 2005 performance.

In the current environment, Forte believes that the most effective means of creating value for shareholders is a combination of exploration and development drilling, combined with strategic acquisitions in the Company's core areas that bring stable production and additional growth opportunities.

Risk factors

The oil and gas business has many uncertainties including both reserve and price risks that can occur over the extended cycle required to fully develop and exploit reserves. Management believes that there are several aspects to the effective management of the various risks:

- Application of technology increases the efficiency of finding and developing reserves;
- Maintaining debt levels at less than one year's forward cash flow provides financial flexibility to respond to changing business conditions;:
- Effective use of hedges can increase the reliability of future cash flows; and
- Maintaining costs as low as possible also increases financial flexibility; and.
- Maintaining a diversified portfolio of drilling prospects.

Operating results

Forte's operating results in dollar terms and on a boe basis for the fiscal years ended December 31, 2004, 2003 and 2002 are provided below:

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002	
	$000's	$ boe	$000's	$ boe	$000's	$ boe
Revenue						
Oil and liquids	29,209	46.12	15,906	37.53	3,792	40.27
Natural gas	9,274	40.00	2,724	39.38	365	28.71
	38,483	44.48	18,630	37.79	4,157	38.89
Royalties	7,392	8.54	3,330	6.76	647	6.05
Operating	11,496	13.29	6,400	12.99	1,111	10.39
General and administrative	2,125	2.46	876	1.78	611	5.71
Interest	972	1.12	336	0.68	(177)	(1.66)
Capital taxes	321	0.37	0	0.00	0	0.00
	16,177	18.70	7,688	15.58	1,965	18.40
Stock option expense	332	0.38	9	0.02	-	-
Depletion, depreciation and site restoration	15,924	18.41	6,973	14.15	1,055	11.12
Income tax (recovery)	(287)	(0.33)	475	0.96	443	3.67
Net income	208	0.24	231	0.45	467	3.61

Revenue increased by 107% in 2004 compared with 2003. Increased production volumes were the primary contributor to higher revenue, with 81% of the increased revenue attributed to higher production volumes. Higher prices, particularly for crude oil, also contributed to increased revenue, however, oil revenue was impacted by hedging losses of $2.36 million ($3.73 per bbl) in 2004 and $1.~~,~~495~~,000~~ million ($3.53 per bbl) in 2003. The following table shows the changes in components of revenue from year to year.

Revenue ($000's)	Oil and Natural Liquids	Gas	Total
Year ended December 31, 2002	3,792	365	4,157
Effect of change in prices	(257)	136	(121)
Effect of change in production	12,371	2,223	14,594
Year ended December 31, 2003	15,906	2,724	18,630
Effect of changes in prices	3,640	43	3,682
Effect of changes in production	9,663	6,507	16,171
Year ended December 31, 2004	29,209	9,274	38,483

Production increased by 1,019 boe/d, or 75% in 2004 compared to 2003. The increased production was primarily due to acquisitions. In March 2004 Forte acquired the oil and gas assets of Denison Energy Inc. and in June 2004 Forte acquired Oiltec Resources Ltd. Production from the properties acquired in these acquisitions averaged 885 boe/d in 2004. The following table shows the production for each product:

Production	Year ended December 31, 2004	2003	2002
Crude oil (bbls/d)	1,638	1,099	250
Liquids (bbls/d)	97	62	8
	1,735	1,161	258
Natural gas (mcf/d)	3,811	1,137	209
BOE (boe/d)	2,370	1,351	293

Marketing of Forte's oil and gas production is conducted through aggregators, who sell to major markets in Canada and the United States. Crude oil and liquids are sold on a spot basis at various delivery points in Western Canada. Prices received are determined by the quality of the oil compared to the benchmark price for light sweet oil, which is 40 degrees API delivered to Edmonton, Alberta. Natural gas is generally sold on the spot market. The following table shows the prices realized by Forte from the sale of its crude oil, liquids and natural gas:

Price Realization	Year ended December 31, 2004	2003	2002
Oil and liquids (\$/bbl)			
Forte realized price	49.85	41.06	40.87
Hedging (losses)	(3.73)	(3.53)	(0.60)
Net price	46.12	37.53	40.27
Benchmark, Edmonton light	52.92	43.66	40.33
Differential	6.80~~3~~	6.13	0.06
Differential before hedging	3.07~~10~~	2.60	(0.54)
Natural gas (\$/mcf)			
Forte realized price	6.67	6.56	4.79
Benchmark	6.88	6.66	4.04
Differential	0.21	0.10	(0.75)

Royalties averaged 19.2% of revenue for 2004 compared to 17.9% in 2003. Royalty rates as a percentage of revenue calculated before consideration of hedging losses were 18.1% for 2004 compared to 16.5% in 2003. Increased royalty rates represent a change in the mix of Forte's production profile.

Operating costs increased by \$0.30 per boe for 2004 compared to 2003. Forte's northern oil properties experience higher than average operating costs due to water handling, power usage and servicing related to the wells. A breakdown of operating costs on a boe basis is provided in the following table:

Cost categories ($/boe)	Year ended December 31, 2004	2003	2002
Fuel and power	1.69	2.81	1.25
Contract operating	1.77	1.98	1.43
Treating and processing	1.25	2.97	1.12
Repairs and servicing	3.24	1.75	3.77
Other	5.34	3.47	2.82
Total per boe	13.29	12.99	10.39

General and administrative expenses increased 140% on an absolute basis and 37% on a boe basis. Costs increased in 2004 for several reasons:

- As a result of increased production, staffing levels climbed from 11 employees at the end of 2003 to 20 employees at the end of 2004. Associated costs for rent and office supplies also increased proportionately.
- In 2004 Forte became a public company, resulting in a significant increase in costs such as listing fees, corporate trust services, investor relations, legal and accounting. These costs were significantly less in 2003 when Fore was a private company.

General and administrative costs are reduced by amounts charged to joint venture partners on a cost recovery basis and by capitalized costs. Capitalized general and administrative costs represent the direct cost of geological salaries and services that are related to the Company's exploration program, which are therefore capitalized as part of the cost of oil and gas property and deducted from general and administrative expense. The impact of cost recoveries and capitalized amounts is summarized as follows:

General and Administrative ($000's)	Year ended December 31, 2004	2003	2002
Gross expenditures	3,340	1,846	1,285
Recoveries from partners	(445)	(447)	(126)
	2,895	1,399	1,159
Capitalized portion	(770)	(523)	(549)
	2,125	876	610
$/boe	2.46	1.78	5.71

Interest expense, including bank charges, increased by $6356,448000 in 2004 primarily as a result of higher loan balances and loan fees attributed to new credit facilities incurred on the Denison and Oiltec acquisitions. Forte's interest rate on its revolving loan is the bank prime rate plus 0.4%.

Depletion, depreciation and accretion (DD&A) expense increased in 2004. The DD&A rate per boe was $18.41 for 2004 compared to $14.15 in 2003. The DD&A rate increased due to the high acquisition cost ascribed to the reserves acquired from Oiltec Resources Ltd. The reserve acquisition cost associated with the Oiltec properties was $23.59 per boe.

The provision for income taxes is greater than would be expected because of stock option expense, which is not deductible for income tax purposes and hedging losses, which are not deductible in calculating the resource allowance for income tax purposes. In 2004 this was offset by rate reductions as the future tax rate was reduced to 347.5%. The impact of each factor is illustrated in the following table:

Provision for taxes ($000's)	Year ended December 31, 2004	2003	2002
Net income (loss)	242	705	910
Tax rate	39.5%	40.75%	42.12%
Expected provision	96	287	383
Increase from			
Stock option expense	124	4	0
Hedging impact	166	137	6
Rate reductions and other	(673)	29	24
	(287)	457	413

Capital expenditures excluding the Denison and Oiltec ~~corporate~~ acquisitions are indicated below:

Capital Expenditures ($000's)	Year ended December 31, 2004	2003	2002
Acquisitions	1,191	11,085	12,468
Exploration, land and seismic	3,866	2,269	1,376
Drilling, completion and workovers	14,221	4,572~~634~~	1,871
Equipping	3,025	2,957	970
Other	212	40	54
	22,515	20,923~~85~~	16,739

Forte completed an acquisition in the Leaman area in December of 2004 for a cash consideration of $850,000. The largest capital expenditure was drilling, completion and workover costs. Forte drilled 26 wells (12.3 net) during the year of which 62% (61% net) were cased for production. The following table summarizes the drilling results:

	2004		2003		2002	
	Gross	Net	Gross	Net	Gross	Net
Natural gas wells	10	4.0		-	-	-
Oil wells	6	3.5	2.0	1.6	-	-
Dry holes	10	4.8	4.0	2.4	-	-
Total wells	26	12.3	6.0	4.0	-	-

Forte increased its undeveloped land holdings in 2004 through purchases at crown land sales and through ~~corporate~~ acquisitions. The following table sets out Forte's developed and undeveloped land holdings at December 31, 2004:

Acres	Developed		Undeveloped		Total	
	Gross	Net	Gross	Net	Gross	Net
Alberta	76,170	37,725	132,642	84,657	208,812	122,382
Saskatchewan	5,969	5,468	17,805	12,905	23,774	18,373
British Columbia	9,393	3,202	81,971	16,727	91,364	19,929
Total	91,532	46,395	232,418	114,289	323,950	160,684

Reserves

The crude oil, liquids and natural gas reserves of the Company were evaluated by the independent engineering firm of Sproule Associates Limited ("Sproule"). All of the Company's properties were evaluated by Sproule and each property, where proved or probable reserves were assigned, was evaluated with respect to geology, reservoir characteristics, production history and economic factors influencing the future revenue obtainable from the remaining reserves.

The reserve evaluation was reported to the Reserve Committee of the Board of Directors for its review. The Board of Directors through the Reserves Committee conducted certain due diligence and was satisfied with the process that had been used in the preparation of the reserve report. Presented below are summary tables of the Company's reserves as at December 31, 2004 based on Sproule's January 1, 2005 price forecast. All gross reserves are defined as the total remaining recoverable reserves owned by the Company before the deduction of royalties.

	Reserves					
	Crude Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	**Gross (Mbbls)**	**Net (Mbbls)**	**Gross (MMcf)**	**Net (MMcf)**	**Gross (Mbbls)**	**Net (Mbbls)**
Proved						
Developed producing	2,717.0	2,385.8	7,429	5,587	132.8	92.0
Developed non-producing	16.5	15.7	262	200	2.8	2.2
Undeveloped	65.9	48.5	943	688	0.0	0.0
Total proved	2,799.4	2,450.0	8,634	6,475	135.6	94.2
Probable	1,242.4	1,093.3	4,598	3,518	71.3	50.4
Total proved plus probable	4,041.8	3,543.3	13,232	9,993	206.9	144.6

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year) At (%/year)			
Reserves Category	**0 ($M)**	**5 ($M)**	**10 ($M)**	**15 ($M)**
Proved				
Developed producing	72,987	65,079	59,136	54,479
Developed non-producing	1,253	1,190	1,135	1,086
Undeveloped	3,639	3,103	2,718	2,412
Total Proved	77,879	69,372	62,989	57,977
Probable	25,721	18,173	13,749	10,909
Total proved plus probable	103,600	87,545	76,738	68,886

Forte did not have an independent reserve evaluation as at December 31, 2003. The reserve evaluation closest to that date was performed as at October 1, 2003. The following table reconciles reserves from October 1, 2003 to December 31, 2003 and then forward to December 31, 2004:

	Crude Oil Proven + Probable (Mbbls)	Natural Gas Proven + Probable (MMcf)	BOE Proven + Probable (Mboe)
Balance, October 1, 2003	2,526	3,293	3,075
Production	(119)	(176)	(148)
Discoveries, extensions	34	49	42
Revisions			
Balance, December 31, 2003	2,441	3,166	2,969
Production	(635)	(1,395)	(868)
Discoveries, extensions	281	1,805	582
Leaman acquisition	13	493	95
Oiltec acquisition	1,291	5,986	2,288
Denison acquisition	508	2,686	956
Revisions	350	491	432
Balance, December 31, 2004	4,249	13,232	6,454

Reserve addition costs for drilling, completion and acquisition operations, including corporate acquisitions, were $21.36 per boe. Reserve addition costs related to exploration, development and drilling activities were $21.37 per boe. Much of the Company's exploration program occurred in the fourth quarter. Management believes that reserves assigned to its recently drilled wells, which do not have an extensive production history, have been conservatively estimated and as production from these wells becomes more established there will be positive reserve revisions~~additions~~ in future years.

	Finding, ~~and~~ Development and Acquisition Costs			
	2004	2003	2002	Total
Proven + probable reserves added (mboe)	4,353	1,418	1,440	7,005
Capital expenditures ($000's)	92,986	20,985	16,739	130,710
Costs per boe ($)	21.36	14.80	11.62	18.66

The detailed components of finding costs for 2004 were as follows:

	Proven + Probable Reserves (Mboe)	Costs Incurred ($000's)	$/boe
Denison acquisition	956	10,486	$10.96
Oiltec acquisition	2,288	59,981	$26.21
Leaman acquisition	95	850	$8.94
Drilling, extensions and revisions	1,014	21,669	$21.37

	4,353	92,986	$21.36

The Oiltec acquisition closed on June 23, 2004 by way of Plan of Arrangement. Pursuant to the arrangement, Forte issued 10,515,935 common shares and paid $11,864,000 cash for 100% of the outstanding shares of Oiltec. In addition, Forte assumed Oiltec's bank debt of $13,963,000. A value of $59,400,000 was assigned to the petroleum and natural gas properties acquired net of asset retirement obligations. This included $6 million of land value. The metrics of this acquisition are summarized below:

Reserve value assigned net of land ($000's):	53,380
Proven and probable reserves (mboe):	2,288
Daily production (boe/d):	1,100
$/boe for reserves net of land:	23.59
$/boe/d of production:	48,527

At December 31, 2004 the reserves acquired from Oiltec were evaluated for the Company for the first time by Sproule. Following the acquisition, production from key properties in the Redwater and Laprise areas declined at a greater rate than anticipated. This was reflected in the reserves assigned by Sproule, which were 1.8 million boes less than had been assigned by Oiltec's independent engineers at Oiltec's ~~their~~ previous year end, December 31, 2003.

Liquidity – Forte has a $34.5 million revolving line of credit of which $28.0 million is currently drawn. The revolving loan is demand in nature, however, the credit limits are based on a borrowing base calculation as determined by estimates of future cash flow from the Company's assets. The borrowing base calculation is subject to review at least annually with the next review scheduled for April 2005. The loans have certain covenants including quarterly tests of the working capital ratio, debt to equity ratio and debt to cash flow ratio.

On March 25, 2004 the Company issued 3.2 million shares at $2.50 per share to raise $7.45 million net of share issue costs. In April 2004, 1,341,000 preferred shares, Series I, were converted to common shares when the share price performance target of 20 consecutive trading days above $2.23 per share was met. On July 20, 2004 the Company issued 2.0 million flow-through common shares at $3.85 per share to raise $7.7 million before consideration of share issue costs. On December 16, 2004 the Company issued 1,500,000 flow-through shares at $4.30 per share to raise $6.45 million before consideration of share issue costs.
Management believes that the un-drawn credit line, cash flow from operations and working capital is sufficient to fund the Company's capital expenditure program ~~budget~~ for 2005. In addition, the Company issued 4.0 million common shares at $3.90 per share for gross proceeds of $15.6 million on February 24, 2005. Additionally in February 2005, the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.0 million. The effect of these transactions on the Company's liquidity is as follows:

	($000's)
Net debt and working capital deficit at December 31, 2004	(33,0247)
Proceeds from~~of~~ February 24, 2005 financing, net of issue costs	14,800
Proceeds from~~of~~ property sale	8,000
Pro-forma net debt and working capital deficit	(10,2247)

The pro-forma net debt and working capital is $24.25 million less than the authorized credit line and with cash flow there should be sufficient capital to fund the 2005 capital program~~budget~~ of $35.5 million. At December 31, 2004 there were 37,117,208 (March 15, 2005 – 41,153,708) common shares outstanding. The performance targets for the outstanding Preferred Shares, Series I have been met and it is expected

they will be converted to 1,341,000 common shares prior to March 31, 2005.

Asset retirement obligations – A new Canadian accounting standard for asset retirement obligations is effective for fiscal years beginning on or after January 1, 2004. As a result of the implementation of this new standard, the present value of the liability for future abandonment costs has been recorded at $9.386 million at December 31, 2004. The transitional provisions require that this standard be applied retroactively with restatement of prior periods. As a result, 2003 comparative numbers have been restated as follows:

Financial Statements at December 31, 2003 ($000's)	**As Reported**	**Change**	**As Restated**
Capital assets	32,111	1,922	34,033
Asset retirement obligation	-	2,878	2,878
Provision for site restoration and abandonment	1,304	(1,304)	-
Future income taxes	1,201	138	1,339
Retained earnings	452	220	672
Depletion, depreciation and accretion	7,198	(225)	6,973
Provision for income taxes	37188	867	45775
Net Income	92	139	231

Financial Instruments

In October 2004 the Company entered into a forward sales contract for 500 bbls/d in the 2005 calendar year at a price of $58.30 Cdn. per bbl. This contract has been entered into with the company that purchases Forte's crude oil and is settled monthly in conjunction with payment for crude oil delivered under the Company's marketing agreement. A similar arrangement was entered into on February 24, 2005 for 200 bbls/d for the period from March 1, 2005 to December 31, 2005 at a price of $61.67 Cdn. per bbl. .In December 2004 the Company entered into a similar contract with its gas marketer to sell 500 mcf/d of its gas production at a price of $7.00 per mcf at AECO for the period from April 1, 2005 to October 31, 2005

Contractual Obligations

The Company has entered into various commitments related to the Calgary office lease. The following table summarizes the outstanding contractual obligations of the Company for its office lease for the next five years and thereafter:

($000's)	**2005**	**2006**	**2007**	**2008**	**2009**	**Total**
(unaudited)	298	298	298	298	99	1,291

Off-Balance Sheet Arrangements and Related Party Transactions

The Company has not entered into any off-balance sheet transactions or any related party transactions. Forte has assumed the office lease of Oiltec, which has approximately four years remaining at an annual cost of $135,000. The Oiltec office lease has been sublet at no net cost to the Company for the remaining term of the lease.

Selected Quarterly Information (1)

($000's, except per share)	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Revenue, net of royalties	9,310	10,835	6,430	4,516	4,503	4,389	3,271	3,137
Cash flow from								
Operations	4,355	6,208	3,259	2,354	1,908	2,364	1,574	1,825
Per share – basic	0.13	0.17	0.14	0.15	0.12	0.14	0.10	0.11
Per share – diluted	0.15	0.16	0.13	0.12	0.10	0.12	0.08	0.09
Net earnings	(162)	408	(70)	(18)	124	(453)	173	386
Per share - basic	(0.01)	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02
Per share - diluted	(0.01)	0.01	0.00	0.00	0.01	(0.03)	0.01	0.02
Total Assets	129,574	126,359	121,568	50,199	37,688	35,603	36,507	24,801
Bank Debt	28,005	33,796	35,765	8,324	11,077	11,149	13,927	351

(1) Unaudited and restated for changes in accounting policy related to Asset Retirement Obligations

Selected Annual Information (1)

($000's except per share data)	2004	2003	2002
Revenue, net of royalties	31,091	15,300	3,687
Cash flow from operations	16,176	7,6701	1,936
Per share - basic	0.59	0.48	0.13
Per share - diluted	0.56	0.39	0.10
Net earnings	208	231	467
Per share - basic	0.01	0.01	0.03
Per share - diluted	0.01	0.01	0.03
Total Assets	129,574	37,688	21,263
Bank Debt	28,005	11,077	823

(1) Restated for changes in accounting policy related to Asset Retirement Obligations.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that may have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the annual consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

(a) Full cost accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproven properties, and estimated future development costs are amortized using the unit-of-production method based on estimated proven reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Certain costs related to unproven properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they should be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expenses.

The alternative method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment.

(b) Oil and natural gas reserves

The Company's proved oil and gas reserves are 100 % evaluated and reported on by an independent petroleum engineering consultant. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to a number of uncertainties and various interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and depreciation. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downward revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

(c) Full cost accounting ceiling test

The carrying value of property, plant and equipment is reviewed for impairment. Impairment is determined by the carrying amount of the property, plant and equipment exceeding the sum of the undiscounted cash flows expected to result from the Company's proved reserves. Cash flows are calculated based on third party quoted forward prices and adjusted for the Company's contract prices and quality differentials. If there is impairment, the magnitude of such impairment would be calculated by comparing the carrying value of property, plant and equipment to the estimated net present value of future cash flow from proved plus risked probable reserves. A risk free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of future cash flow would be recorded as a permanent impairment and charged as additional depletion expense in the consolidated statement of earnings. No write-down is required at December 31, 2004.

(d) Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the

passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs is based on estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(e) Future income tax

The Company follows the liability method of accounting for income taxes. Under this method income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. In June 2003, the Federal Government introduced a gradual reduction in the general corporate income tax rate over a five year period starting January 1, 2003. The impact of the new legislation requires the Company to schedule out all existing temporary differences, identify the accounting and tax values during the five year phase-in period for the declining tax rates and recalculate the future income tax balance using tax rates in effect when temporary differences reverse. The above noted forecasts of estimated net revenue streams are utilized to calculate the future tax provision and, as such, are subject to revisions, both upwards and downwards, that are not known at this time. In addition to these revisions, future capital activities can impact the timing of the reversal of any temporary differences. These differences can have an impact on the amount of future taxes determined at a point in time, and to the extent that these differences are created, they can impact the charge against earnings for future taxes.

(f) Stock-based compensation

The Company's Stock Option Plan provides for granting of options to directors, officers and employees and consultants. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Business Risks

The business of exploration, development and acquisition of oil and gas reserves involves a number of uncertainties and as a result Forte is exposed to certain business risks inherent in the oil and gas industry which maywith impact Forte's results. These business risks can be generally grouped into two major areas: operational risks, which includes environmental risks, and financial risks.

Operationally, the Company faces risks associated with finding, developing and producing oil and gas reserves. The Company attempts to control operating risks by maintaining a disciplined approach to implementation of the exploration and development program. Exploration risks are managed by hiring experienced technical staff and by concentrating the exploration activity on specific core regions where the Company has experience and expertise. The Company also attempts to operate associated projects where its level of ownership is sufficient to justify same. Operational control allows the Company to manage the costs, timing and sales of production.

Estimates of economically recoverable reserves and the future net cash flow they will generate are based on a number of factors and assumptions, such as commodity prices, projected production and future

operating costs. All of these estimates may vary from actual results. The Company has its reserves evaluated annually by an independent engineering firm and reviews their findings with the Board of Directors.

Environmental risks are also associated with field operations. The Company has health and safety programs and procedures, and an environmental standards policy. These policies and procedures are designed to protect and maintain the environment with respect to all Company operations on behalf of the shareholders, employees and public. Forte also carries environmental liability, property, drilling and general liability insurance.

The Company is also exposed to financial risks in the form of commodity prices, interest rates, the Canadian to U.S. dollar exchange rate and inflation. Forte manages commodity price risks by focusing its capital program on areas that will generate attractive rates of return even at substantially lower commodity prices than the industry is currently receiving. The Company also conducts a price-hedging program designed to mitigate large downward movements in commodity prices.

OUTLOOK

Forte enters 2005 in the early stages of development of its extensive prospect inventory. For 2005 the Board of Directors has approved a capital expenditure budget of $35.5 million to be used for exploration and development activities. The budget includes the drilling of approximately 50 gross (26.5 net) wells. The Company's market guidance for production and cash flow for 2005 is anticipated to fall within the following ranges:

Average 2005 production rate:	3,800 – 4,200 boe/d
Exit 2005 production rate:	4,500 – 4,800 boe/d
Cash flow (000's)	$30,000 - $34,000
Cash flow per share - basic	$0.81 - $0.91

A complete summary of the assumptions and estimates used in the market guidance is as follows:

	Year Ended 2005
Crude oil and liquids	
Production (bbls/d)	2,367 - 2,600
Price ($U.S. WTI)	$38.00
Exchange rate (Cdn/US)	$0.82
Natural gas	
Production (Mmcf/d)	8,600 - 9,600
Price ($Cdn/Mcf)	$6.50
Boe/d	3,800 - 4,200
Operating costs ($/Boe)	$9.90
Royalty rate	20%
Cash flow (000's)	$30,000 - $34,000
per basic share	$0.81 - $0.91
per diluted share	$0.75 - $0.85

Cash Flow Sensitivity	**2005 ($000's)**
$1 WTI per Bbl	640
$0.10 per Mcf	375
1% interest	275
$0.01 Cdn $ vs U.S. $	300

Forte's 2005 capital program will focus on the following areas:

- Evaluation of the 3D seismic program and identification of potential future locations targeting the Baldonneal, Bluesky, Coplin and Slave Point locations at Laprise.
- Continue the development of the Redwater property with additional horizontal wells targeting the Basal Quartz formation and vertical wells to obtain production from the Bruderheim formation.
- Continued drilling and extensions to our West Central, Alberta discovery.
- Continued drilling in and development of the Leaman area Paleozoic oil pool.
- Completion of the Webster well in the Wabamun formation as well as drilling additional wells in the Peace River Arch targeting the Halfway, Montney and Banff formations.



FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, DOUGLAS BAKER, President and Chief Financial Officer of Forte Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Forte Resources Inc., (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 21, 2005

"Douglas N. Baker"

Douglas N. Baker
President and Chief Financial Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, THOMAS J. MACKAY, Chairman and Chief Executive Officer of Forte Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Forte Resources Inc., (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 21, 2005

"Thomas J. MacKay"

Thomas J. MacKay
Chairman and Chief Executive Officer


FORTE
RESOURCES INC.

FOR IMMEDIATE RELEASE

MARCH 31, 2005

FORTE RESOURCES ANNOUNCES FILING OF ITS 2004 YEAR END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA - Forte Resources Inc. (TSX:FRZ) ("Forte") today filed its Initial Annual Information Form, which includes Forte's reserves data and other oil and gas information for the period ended December 31, 2004 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

As Forte intends to rely on the Initial Annual Information Form for the purposes of National Instrument 44-101 – Short Form Prospectus Distributions, it is required to be reviewed by Canadian securities regulatory authorities of one or more jurisdictions and, accordingly, the information contained therein may be subject to change.

Copies of Forte's 2004 AIF and disclosure documents may be obtained at www.sedar.com.

Forte Resources is a Calgary-based oil and natural gas production company with operations primarily in Alberta, Canada. The company has a record of successful growth through a combination of acquisitions, exploration and development. Forte's common shares are listed on the Toronto Stock Exchange under the symbol FRZ.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas N. Baker
President and Chief Financial Officer

Forte Resources Inc.
2450, 500 - 4th Avenue SW
Calgary, AB T2P 2V6
Telephone: 403-237-5163
Email: info@forteresources.ca
Website: www.forteresources.ca



FORTE RESOURCES INC.

INITIAL ANNUAL INFORMATION FORM

Year Ended December 31, 2004

March 29, 2005

G:\060192\0007\AIF 2005 (FINAL).doc

TABLE OF CONTENTS

YOU SHOULD NOT RELY ON FORWARD LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN

This initial annual information form ("**Annual Information Form**") and the documents incorporated by reference herein contain forward looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- treatment under governmental regulatory regimes; and
- capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- oil and natural gas demand fluctuations;
- exchange rate and interest rate fluctuations;
- uncertainty of the cost of expanding our property holdings;
- availability of services, equipment and supplies;
- the impact of market competition;
- the timing of development expenditures;
- production levels and timing of achieving such levels;
- our ability to replace and expand oil and gas reserves;
- the availability, sources and adequacy of funding for capital investments;
- the availability of future growth prospects and our expected financial requirements;
- the cost of future dismantlement and site restoration;
- our ability to enter into or renew leases;
- the availability and prices of alternative products;
- changes in customer demand;
- unpredictable weather conditions;
- our ability to secure adequate product transportation;
- changes in environmental and other regulations;
- uncertainty regarding aboriginal land claims and co-existing with local populations;
- loss of services of any of our executive officers or key employees;
- our ability to extend its debt on an ongoing basis;
- the failure of conditions to our acquisition of oil and natural gas assets in western Canada to be met;

- general economic conditions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. We undertake no obligation to publicly update or revise any forward-looking statements.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		Natural Gas	
bbls	barrels	Mcf	thousand cubic feet
bbls/d	barrels per day	MMcf	million cubic feet
Mbbls	thousand barrels	bcf	billion cubic feet
bopd	barrels of oil per day	Mcf/d	thousand cubic feet per day
NGL	natural gas liquids	MMcf/d	million cubic feet per day
MMbtu	million British thermal units	gj	gigajoule
stb	stock tank barrel		
Mstb	thousand stock tank barrels		

Other

M	thousand
MM	million
boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 bbl of crude oil for 6 mcf of natural gas, unless otherwise indicated
Mboe	thousand barrels of oil equivalent
boe/d	barrel of oil equivalent per day
API	American Petroleum Institute (provides crude oil density measurement)
ARTC	Alberta Royalty Tax Credit
OPEC	Organization of Petroleum Exporting Countries
U.S.	United States of America

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres ("m^3")	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls oil	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated. Financial tables are denoted in thousands of dollars unless otherwise stated.

FORTE RESOURCES INC.

General

Forte Resources Inc. ("**Forte**", the "**Corporation**", "**us**", "**we**" or "**our**" and, where the context requires, also includes our subsidiaries) was incorporated as Denison Oil Corporation ("**Denison Oil**") pursuant to the provisions of the *Business Corporations Act* (Alberta) (the "**ABCA**") on January 21, 2004 in order to take part in the Denison Energy Arrangement and the Forte Oil Arrangement (each defined below). On March 9, 2004, Denison Oil filed Articles of Amendment to change its name to Forte Resources Inc. At the effective time of the Forte Oil Arrangement, Forte Oil Corporation ("**Forte Oil**") amalgamated with Forte's wholly-owned subsidiary, 1087215 Alberta Ltd., and the continuing corporation, "Forte Oil Corporation", became a wholly-owned subsidiary of Forte. At the effective time of the Oiltec Arrangement (as defined below), all of the issued and outstanding shares of Oiltec Resources Ltd. ("**Oiltec**") were acquired by Forte. Immediately thereafter Oiltec amalgamated with Forte Oil, continuing under the name "Forte Oil Corporation".

Our head office is located at 2450, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6 and our registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships



Forte Resources Inc. (formerly Denison Oil Corporation)
100%
100%
Denison Resources Inc.
Forte Oil Corporation
99.9%
100%
0.1%
Denison Resources Partnership
Denison Resources Holding Corporation
Forte Oil and Gas Assets
Denison Oil and Gas Assets

Forte Oil, Denison Resources Inc. and Denison Resources Corporation were each incorporated pursuant to the ABCA and are extra-provincially registered to carry on business in the Province of Saskatchewan. Forte Oil is also extra-provincially registered to carry on business in British Columbia and Nova Scotia.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

Our business is the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. Our current operations are in the provinces of British Columbia, Alberta and Saskatchewan.

Forte Oil, one of our subsidiaries, has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Alberta since it was incorporated as 933181 Alberta Ltd. under the ABCA on May 8, 2001.

In August 2001, Forte Oil completed the private placement of 15,000,000 common shares at $1.00 per share for gross proceeds of $15,000,000. Concurrent with this placement Forte Oil also issued 3,000,000 first preferred shares, series 1 to management (the "**Performance Shares**"). These shares were issued for an aggregate of $30 and were convertible into common shares on a one to one basis providing certain corporate financial targets were achieved. On December 21, 2001, Forte Oil closed the acquisition of a 45% working interest in the Pembina Keystone Cardium Unit #1 for a purchase price of approximately $1,200,000, at which time production was approximately 50 boe/d net to Forte Oil. For detailed information on the property acquired, see "Description of the Business and Operations – Principal Properties".

Acquisitions represented the core activity undertaken by Forte Oil in 2002 as it completed eight separate acquisitions in various areas, including the Kidney/Red Earth, Pembina, Gift, Chip Lake, and Evi areas of Alberta, for aggregate acquisition costs of approximately $12,456,000. At the time of the respective acquisitions, an aggregate of approximately 906 boe/d of production was acquired. For detailed information on the properties acquired, see "Description of the Business and Operations – Principal Properties". Forte Oil acquired over 75,000 net acres of undeveloped land in conjunction with the production acquisitions. Forte Oil was also active at crown land sales in 2002, acquiring 12,800 net acres of land at a total cost of $563,000. In December 2002, Forte Oil completed the private placement of 998,700 common shares issued on a "flow-through" basis pursuant to the *Income Tax Act* ("**Flow-Through Shares**") at $2.25 per share for gross proceeds of $2,247,075.

In June 2003, Forte Oil acquired producing properties in the greater Carson Creek and Red Earth areas for an acquisition cost of approximately $10,500,000. At the time of the acquisition, approximately 450 boe/d of production was acquired. For detailed information on the properties acquired, see "Description of the Business and Operations – Principal Properties". In August 2003, broker warrants that were initially issued in August 2001 in connection with Forte Oil's initial private placement were exercised and 400,000 common shares were issued at $1.00 per share for aggregate gross proceeds of $400,000.

On December 30, 2003, Forte Oil entered into an arrangement agreement, as amended and restated on January 26, 2004 and January 28, 2004, among Denison Energy Inc. ("**Denison Energy**"), Denison Oil, Tenwest Uranium Limited, Denison Mines Inc., Denison Mine Holding Corporation, Denison Resources Inc., Denison Resources Partnership and E. Peter Farmer providing for an arrangement (the "**Denison Energy Arrangement**") pursuant to which, among other things, Denison Energy transferred its Canadian petroleum and natural gas assets to Denison Resources Inc., a wholly owned subsidiary of Denison Oil.

On January 28, 2004, immediately following the Denison Energy Arrangement, Forte Oil entered into an arrangement agreement among Denison Energy, Denison Oil, Denison Resources Inc., Denison Resources Partnership, 1087215 Alberta Ltd. and Denison Mines Inc. providing for an arrangement (the "**Forte Oil Arrangement**") which involved a business combination with Denison Oil pursuant to which, among other things, Forte Oil amalgamated with 1087215 Alberta Ltd. and the resulting entity, continuing under the name "Forte Oil Corporation", became a wholly-owned subsidiary of Denison Oil.

Immediately following the Forte Oil Arrangement, Denison Oil filed Articles of Amendment to change its name to Forte Resources Inc. Pursuant to the Denison Energy Arrangement, previous shareholders of Denison Energy received, for each outstanding common share of Denison Energy held by them, 1/5 of one common share of Forte. Pursuant to the Forte Oil Arrangement, all of the securities of Forte Oil were transferred to Forte. The previous shareholders of Forte Oil received, for each outstanding common share of Forte Oil held by them, 0.894 common shares of Forte.

In March 2004, we completed a private placement of 3,200,000 common shares ("**Common Shares**") at $2.50 per Common Share for gross proceeds of $8,000,000. In July 2004, we completed a private placement of 2,000,000 Flow-Through Shares at $3.85 per Flow-Through Share for gross proceeds of $7,700,000. In December 2004, we completed a private placement of 1,500,000 Flow-Through Shares at $4.30 per Flow-Through Share for gross proceeds of $6,450,000. In April 2004, 1,341,000 Performance Shares were converted to Common Shares.

Anticipated Changes in the Business

As at the date hereof, we do not anticipate any material change in our business during the balance of the 2005 financial year.

Significant Acquisitions

Effective June 23, 2004, we acquired all of the issued and outstanding shares of Oiltec pursuant to a Plan of Arrangement under the *Business Corporations Act* (Alberta) (the "**Oiltec Arrangement**"). Pursuant to the Oiltec Arrangement, shareholders of Oiltec received 10,515,935 Common Shares and $11.864 million cash in total for their Oiltec shares. Immediately following the Oiltec Arrangement, Oiltec amalgamated with Forte Oil, continuing under the name "Forte Oil Corporation". The Information Circular and Proxy Statement with respect to the Oiltec Arrangement, dated May 21, 2004, was filed in accordance with Part 8 of National Instrument 51-102 *Continuous Disclosure Obligations* ("**NI 51-102**") and is incorporated herein by reference.

RECENT DEVELOPMENTS

On February 24, 2005, we announced that we closed our previously announced private placement of 3,900,000 Common Shares priced at $3.90 per Common Share for gross proceeds of $15.6 million. Proceeds from the offering will be used to fund our ongoing exploration and development activities and for general corporate purposes. Upon closing of the offering, we had approximately 41,153,483 Common Shares outstanding. Since closing of the offering, 1,341,000 Performance Shares were converted to Common Shares, resulting in 42,494,483 Common Shares outstanding.

On February 23, 2005, we announced that we entered into an agreement to sell the Sukunka property, acquired in the Oiltec Acquisition, for proceeds of $8.0 million, effective March 1, 2005. The Sukunka property is located in northeast British Columbia approximately 100 kilometers southwest of Fort St. John, British Columbia. Our production for February 2005 averaged 284 Mcf of gas per day. The Sukunka property consists of 1,657 gross (165 net) acres of developed land and 45,346 gross (5,476 net) acres of undeveloped land. The Sproule Report attributes proved plus probable reserves of 735 MMcf of gas to our working interest in the Sukunka area.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

We are engaged in the exploration for, and the development and production of, natural gas and crude oil in western Canada.

Principal Properties

The following is a description of our principal oil and natural gas properties and minor properties as at December 31, 2004. The term "net", when used to describe our share of production, means the total of our working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004. Reserve amounts are stated, before deduction of royalties, as at December 31, 2004 based on escalating costs and price assumptions as evaluated in the independent engineering evaluation of our petroleum and natural gas reserves prepared by Sproule Associates Limited (see "Statement of Reserves Data and Other Oil & Gas Information").

Trout, Alberta

The Trout property is located in the Red Earth area of Alberta approximately 350 kilometres north of Edmonton, Alberta. Our interests in Trout consist of working interests ranging from 27% to 100% and averaging 65% (reserves volume weighted). We have an interest in 21 producing wells (14.8 net), 3 water disposal wells (2.2 net) and 15 suspended wells (13 net). Our average working interest production from the property was 286 bopd for the month of February 2005. We operate all 40 wells associated with this property. In addition, we have an average 93% working interest in two oil batteries. Approximately 98% of our production is gathered in flow lines connecting wells to central batteries. Produced oil and water is separated at the central batteries. Of the 286 bbls/d of

production, 250 bbls is pipeline connected while the remaining 36 bbls delivered to Red Earth for shipping. Water is disposed of in water disposal wells that we operate and have sufficient working interest in to dispose of our share of produced water. The Trout property consists of 4,320 gross (3,261 net) acres of developed land and 2,560 gross (2,225 net) acres of undeveloped land.

We continue to optimize production and reduce the operating costs of certain wells in the Trout property. Optimization efforts consist of well stimulations, chemical treatments, and casing repairs. Operating costs have been reduced considerably with the installation of electrical power to several area wells.

The Sproule Report attributes proved plus probable reserves of 798.2 Mstb of oil to our working interest in the Trout area. We have no drilling plans for the Trout property in 2005.

Senex, Alberta

The Senex property is located in the Red Earth area of Alberta approximately 400 kilometres north of Edmonton, Alberta. Our interest in Senex consists of working interests ranging from 13.2% to 50% and averaging 29% (reserves volume weighted). We have an interest in 12 producing wells (4.3 net) and 4 suspended wells (0.9 net). Our average working interest production from the property was 42 bopd for the month of February 2005. We operate one well associated with this property. We do not have a working interest in any of the central oil batteries and water disposal wells. All production from non-operated wells is pipeline connected to central batteries owned by the operating partner in the well. These batteries consist of a treater and water disposal facility. Produced oil from the property is pipeline connected and transferred by means of LACT units. Water is disposed of in third party disposal wells. The Senex property consists of 800 gross (105 net) acres of developed land and 4,160 gross (522 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 501.7 Mstb of oil and 51 MMcf of natural gas to Forte's working interest in the Senex area. We have no drilling plans for the Senex property in 2005.

Kidney, Alberta

The Kidney property is located in the Red Earth area of Alberta approximately 375 kilometres north of Edmonton, Alberta. Our interests in Kidney consist of working interests ranging from 20% to 100% and averaging 38% (reserves volume weighted). We have an interest in 16 producing wells (6.4 net), three active water disposal wells (1.4 net) and 13 suspended wells (5.2 net). Our average working interest production from the property was 59 bopd and 23 Mcf of gas per day for the month of February 2005. We operate 10 wells associated with this property. In addition, we have working interests in three separate central oil batteries varying from 7% to 100%. We have 8 boe/d of low water cut production that is trucked to a Forte-owned battery for treating and all other production is pipeline connected to central batteries. With all three batteries we have sufficient capacity to treat our share of production. Produced oil and water is separated at the central batteries. Oil from the property is delivered to the Keyspan pipeline system by means of LACT units. Water is disposed of in water disposal wells in which we have working interests. The Kidney property consists of 5,920 gross (2501 net) acres of developed land and 19,520 gross (10,367 net) acres of undeveloped land.

We have plans to optimize production and reduce the operating costs of several wells in the Kidney property. We will also continue its optimization efforts at the central facilities.

The Sproule Report attributes proved plus probable reserves of 305.8 Mstb of oil and 63 MMcf of natural gas to our working interest in the Kidney area. We have no drilling plans for the Kidney property in 2005.

Carson Creek, Alberta

The Carson Creek property is located in Central Alberta approximately 150 kilometres northwest of Edmonton, Alberta. Our interest in Carson Creek consists of a working interest of 4.883% of the Carson Creek Beaverhill Lake Unit #1. We have an interest in 19 producing wells (0.9 net) and 3 suspended wells (0.10 net). Our average working interest production from the property was 458 Mcf/d and 54 bbls/d of natural gas liquids for the month of

February 2005. In addition, we have working interests of 4.883% in the central gas processing plant and gathering system. Sales gas is delivered into the TransCanada Pipeline system while water is disposed of in a Unit owned water disposal well. The Carson Creek property consists of 2,880 gross (2,580 net) acres of developed land and 320 gross (112 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 541 MMcf of gas and 61 Mbbls of natural gas liquids to our working interest in the Carson Creek area. There are no drilling plans for the Carson Creek property in 2005.

Chip Lake/Niton, Alberta

The Chip Lake/Niton property is located in Central Alberta approximately 100 kilometres northwest of Edmonton, Alberta. Our interests in Chip Lake/Niton consist of working interests ranging from 25% to 100% and averaging 86% (reserves volume weighted). We have an interest in 5 producing wells (3.1 net), 3 cased wells (2.9 net) and 3 suspended wells (1.4 net). Our average working interest production from the property was 249 bopd, 324 Mcf/d of natural gas and 10 bbls/d of natural gas liquids for the month of February 2005. We operate 9 wells associated with this property. In addition, we have a working interest of 85% in a central compression facility. Production is either gathered in pipelines connecting wells to central batteries or trucked from wells to third party batteries. The Chip Lake/Niton property consists of 5,920 gross (3,212 net) acres of developed land and 14,560 gross (13,056 net) acres of undeveloped land.

Production began in January 2005 from the Leaman 02/9-36-57-10W5 W5 well, which we drilled in the fourth quarter of 2004. So far in 2005 we have drilled and cased an additional 3 wells (2.9 net), with production expected to commence in the second quarter, 2005.

The Sproule Report attributes proved plus probable reserves of 168.2 Mstb of oil, 1,209 MMcf of natural gas and 30.9 Mstb of natural gas liquids to our working interest in the Chip Lake/Niton area.

Evi, Alberta

The Evi property is located in the Red Earth area of Alberta approximately 300 kilometres north of Edmonton, Alberta. Our interest in Evi consists of working interests ranging from 13.5% to 100% and averaging 58% (reserves volume weighted). We also have overriding royalty interests ranging from 0.625% to 15% in the area. We have an interest in 20 producing wells (14.4 net), 2 water disposal wells (2.0 net) and 21 suspended wells (15.6 net). Our average working interest production from the property was 76 bopd for the month of February 2005. We operate 26 wells associated with this property. In addition, we have a 100% working interest in 2 central batteries and a 71% working interest in a third central oil battery. All batteries include water disposal wells. Production is either pipeline connected to central batteries or trucked from wells to central batteries. The Evi property consists of 3,200 gross (2,141 net) acres of developed land and 2,080 gross (1,085 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 102 Mstb of oil to our working interest in the Evi area. There are no drilling plans for the Evi property in 2005.

Gift, Alberta

The Gift property is located approximately 200 kilometres north of Edmonton, Alberta. Our interest in Gift consists of working interests and overriding royalty interests ranging from 1.76% to 80.47% and averaging 22.7% (reserves volume weighted). We have an interest in 25 producing wells (4 net) and 6 suspended wells (3.26 net). Our average working interest production from the property was 59 bopd for the month of February 2005. The Gift property consists of 2,240 gross (1,211 net) acres of developed land and 800 gross (309 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 102.6 Mstb of oil to our working interest in the Gift area. There are no drilling plans for the Gift property in 2005.

Gibos/Webster, Alberta

The Gibos/Webster property is located in northern Alberta approximately 20 kilometres northwest of Grande Prairie, Alberta. Our interest in Gibos/Webster consists of working interests and overriding royalty interests ranging from 10% to 100% and averaging 30% (reserves volume weighted). We have an interest in 6 producing wells (2.0 net), 1 cased well (0.55 net) and 1 suspended well. Our average working interest production from the property was 33 bopd and 11 Mcf/d of natural gas for the month of February 2005. We operate 2 wells associated with this property. Production is either gathered in pipelines connecting wells to central batteries or trucked from wells to third party batteries. The Gibos/Webster property consists of 1.120 gross (464 net) acres of developed land and 23,040 gross (16,523 net) acres of undeveloped land.

Oil production began in late 2004 on the Webster 2-1-74-6W6 well, with solution gas gathering and sales to occur in the second quarter of 2005. So far in 2005 we have drilled and cased an additional well (0.55 net), with completion expected to commence in the second quarter of 2005.

The Sproule Report attributes proved plus probable reserves of 81.6 Mstb of oil and 17 MMcf of natural gas to our working interest in the Gibos/Webster area.

Panny, Alberta

The Panny property is located in the Red Earth area of Alberta approximately 500 kilometres north of Edmonton, Alberta. Our interest in Panny consists of working interests ranging from 50% to 100% and averaging 66% (reserves volume weighted). We have an interest in 8 producing wells (5.7 net) and 4 suspended wells (2.6 net). Our average working interest production from the property was 116 bopd for the month of February 2005. We operate 10 wells associated with this property. We do not have a working interest in any of the central oil batteries and water disposal wells. Produced oil from the property is pipeline connected and transferred by means of LACT units. Water is disposed of in third party disposal wells. The Panny property consists of 1,760 gross (1,048 net) acres of developed land and 9,920 gross (3,644 net) acres of undeveloped land.

We have plans to optimize production and reduce the operating costs of certain wells in the Panny property. Optimization efforts will consist of well stimulations while operating cost reductions have been realized with the installation of a Scada system to improve production monitoring while reducing contract operating fees. We also have plans to install a water disposal system in the area to reduce water handling costs.

The Sproule Report attributes proved plus probable reserves of 186.6 Mstb of oil to our working interest in the Panny area. We have no drilling plans for the Panny property in 2005.

Countess, Alberta

The Countess property is located in southern Alberta approximately 100 kilometres east of Calgary. We have a 100% interest in all Countess area wells and facilities. We have an interest in 6 producing wells, 2 water injection wells and 1 suspended well. Our production for February 2005 from the property averaged 102 bopd and 163 Mcf/d of gas. We have a 100% working interest in an oil battery complete with solution gas compression and water injection equipment. All production is gathered in flow lines to the central battery. Clean oil is trucked to the Rimbey pipeline terminal. Water is re-injected into the reservoir. The Countess property consists of 316 gross (316 net) acres of developed land and 158 gross (158 net) acres of undeveloped land.

The Sproule Report attributes proved plus probable reserves of 201 Mstb of oil, 398 MMcf of gas and 1.5 Mbbls of liquids to our working interest in the Countess area. We intend to drill 2 wells (2 net) within the Countess pool during 2005.

Skiff (Conrad), Alberta

The Skiff property is located in southern Alberta approximately 250 kilometres southeast of Calgary. Our interest in the area includes a 74% working interest and operatorship of the Skiff Sawtooth Unit No. 1 as well as various non-

unit interests. We have an interest in 23 (16.7 net) producing wells, 2 (1.6 net) water injection wells, 1 (0.8 net) water source well and 6 (4.3 net) suspended wells. We have a 73% working interest in two separate oil batteries. Approximately 70% of our production is gathered in flow lines connecting wells to the central batteries. At the central batteries, produced oil and water is separated. Water is re-injected into the reservoir. Clean oil is trucked to the Milk River oil pipeline terminal. The Skiff property consists of 4,240 gross (2,443 net) acres of developed land and 2,480 gross (948 net) acres of undeveloped land.

Our production for February 2005 from the property averaged 98 bopd and 66 Mcf/d of gas. In early 2005 we drilled a Second White Specs formation gas well which has recently been placed on production at a restricted rate of 100 Mcf/d.

The Sproule Report attributes proven reserves of 198 Mstb of heavy oil and 248 MMcf of gas to our working interest in the Skiff area.

Knappen, Alberta

The Knappen property is located in southern Alberta approximately 300 kilometres southeast of Calgary. We have an average 38.5% working interest in Knappen area wells, a 100% working interest in a gas sweetening, compression and dehydration facility and a 38.5% working interest in second compression facility. We have an interest in 2 (0.8 net) producing wells, and 6 (4.2 net) suspended wells. The Knappen property consists of 3,840 gross (2,187 net) acres of developed land and 640 gross (640 net) acres of undeveloped land.

Our production for February 2005 from the property averaged 255 Mcf/d of gas. Sales gas is delivered into a third party gathering system and transported south directly into the USA. We are negotiating the consolidation of the two facilities with one of its joint interest partners. We plan to participate in the drilling of an additional well (0.4 net) in the Knappen property in 2005.

The Sproule Report attributes proved plus probable reserves of 992 MMcf of gas to our working interest in the Knappen area.

Pembina, Alberta

The Pembina property is located in central Alberta approximately 80 kilometres southwest of Edmonton. We have an average 45% working interest (reserve volume weighted) in Pembina area wells, a 45% working interest in a central oil treating and gas compression facility and various working interests in oil and gas flow lines connecting wells to the central treating facility. We have an interest in 20 (9.1 net) producing wells and 8 (3.6 net) suspended wells and 1 (0.15 net) cased gas wells. The Pembina property consists of 3,680 gross (2,061 net) acres of developed land and 3,040 gross (742 net) acres of undeveloped land.

Our production for February 2005 from the property averaged 32 bopd and 85 Mcf/d of gas. Raw gas is delivered into a third party gathering system and transported to a gas plant for custom processing. We plan to participate in the tie-in of a cased gas well in the Pembina property in 2005.

The Sproule Report attributes proved plus probable reserves of 85.9 Mbbl of oil, 9.4 Mbbl of natural gas liquids and 251 MMcf of gas to our working interest in the Pembina area.

Redwater, Alberta

The Redwater property is located in central Alberta approximately 20 kilometres east of Edmonton. We have an average 43% working interest (reserve volume weighted) in Redwater area wells, a 30% working interest in a central oil treating and gas compression facility and various working interests in oil and gas flow lines connecting wells to the central treating facility. We have an interest in 13 (5.5 net) producing wells. The Redwater property consists of 1,066 gross (451 net) acres of developed land and 1,161 gross (381 net) acres of undeveloped land.

Our production for February 2005 from the property averaged 692 bopd and 374 Mcf of gas per day. Raw gas is delivered into a third party gathering system and transported to a gas plant for custom processing. We plan to participate in the drilling of an additional 3 wells (1.1 net) in the Redwater property in 2005.

The Sproule Report attributes proved plus probable reserves of 234.5 Mbbl of oil and 346 MMcf of gas to our working interest in the Redwater area.

Wolf South, Alberta

The Wolf South property is located in Central Alberta approximately 80 kilometres northwest of Edmonton, Alberta. Our interests in Wolf South consist of working interests averaging 18% (reserves volume weighted). We have an interest in 3 producing wells (0.5 net) and 1 suspended well (0.2 net). The Wolf South property consists of 1,920 gross (245 net) acres of developed land and no undeveloped land.

Our average working interest production from the property was 140 Mcf/d of gas per day for the month of February 2005.

The Sproule Report attributes proved plus probable reserves of 552 MMcf of natural gas and 9.6 Mstb of natural gas liquids to our working interest in the Wolf South area.

Laprise/ Sojer, British Columbia

The Laprise property, acquired in the Oiltec Acquisition, is located in northeast B.C. approximately 100 kilometres north of Ft. St. John, B.C. We have an average 40% working interest (reserve volume weighted) in Laprise area wells and flow lines. We have an interest in 11 (4.4 net) producing wells and 4 (1.6 net) non-producing wells. The Laprise property consists of 6,430 gross (2,196 net) acres of developed land and 26,240 gross (8,564 net) acres of undeveloped land.

Our production for February 2005 from the property averaged 2,297 Mcf/d of gas. Raw gas is delivered into a third party gathering system and transported to a gas plant for custom processing.

In March 2003, Oiltec and its joint interest operating partner entered into a contractual agreement with Duke Energy Gas Transmission ("**Duke Energy**") for gathering, processing and compression of natural gas and liquids volumes from Laprise. Firm RGT (Received Gas Transmission) service has been contracted on the Duke Energy gathering system from the Laprise receipt point through the McMahon gas plant. The firm service contract started May 1, 2003 and expires October 31, 2005. Installation of a new 13 MMcf/d compressor was completed in April 2004. Forte and its joint interest partner are currently conducting two extensive 3-D seismic surveys in the Laprise/ Sojer area to delineate new Baldonnel and Slave Point prospects. Forte expects to participate in additional drilling for Baldonnel, Bluesky and Coplin formation wells during 2005.

The Sproule Report attributes proved plus probable reserves of 21.3 Mbbl of oil, 4,402 MMcf of gas, and 51.1 Mbbl of natural gas liquids to our working interest in the Laprise area.

Smiley, Saskatchewan

The Smiley property is located in western Saskatchewan approximately 300 kilometres northwest of Regina. We have a 100% working interest in one Smiley area well. The Smiley property consists of 640 gross (640 net) acres of developed land.

Our production from the well averaged 350 Mcf/d of gas during February 2005. We also have a 100% working interest in two suspended wells. The producing well is equipped with a dehydration and sweetening system and is tied into a third party compression facility. The sales gas from the facility is tied into the Transgas system.

The Sproule Report attributes proven reserves of 1,333 MMcf of gas to our working interest in the Smiley area. We have no drilling plans for the Smiley property in 2005.

Mansur, Saskatchewan

The Mansur property is located in southeast Saskatchewan approximately 20 kilometres east of Weyburn. We have an average 74% working interest (reserve volume weighted) in Mansur area wells, as well as working interests in three oil batteries and oil flowlines. We have an interest in 11 (7.1 net) producing wells. The Mansur property consists of 320 gross (115 net) acres of developed land and no undeveloped land.

Our production for February 2005 from the property averaged 253 bopd.

The Sproule Report attributes proved plus probable reserves of 502.6 Mbbl of oil to our working interest in the Mansur area. We have no drilling plans for additional wells in the Mansur property in 2005.

Willmar, Saskatchewan

The Willmar property is located in southeast Saskatchewan approximately 40 kilometers northeast of Estevan. We have a 100% working interest (reserve volume weighted) in Willmar area wells, as well as related oil handling facilities. We have an interest in 4 (4.0 net) producing wells. The Willmar property consists of 960 gross (960 net) acres of developed land and 971 gross (971 net) acres of undeveloped land.

Our production for February 2005 from the property averaged 59 bopd.

The Sproule Report attributes proved plus probable reserves of 314 Mbbl of oil to our working interest in the Willmar area. We have no drilling plans for additional wells in the Willmar property in 2005.

Workman, Saskatchewan

The Workman property is located in southeast Saskatchewan approximately 80 kilometres east of Estevan. We have a 58% working interest (reserve volume weighted) in Workman area wells. We have an interest in 8 (5.5 net) producing wells. The Workman property consists of 803 gross (408 net) acres of developed land and 2,084 gross (2,084 net) acres of undeveloped land.

Our production for February 2005 from the property averaged 40 bopd.

The Sproule Report attributes proved plus probable reserves of 139.4 Mbbl of oil to our working interest in the Workman area. We have no drilling plans for additional wells in the Workman property in 2005.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The report of management and directors on oil and gas disclosure in Form 51-101F3 and the report on reserves data by Sproule Associates Limited ("**Sproule**") in Form 51-101F2 are attached as Schedules "A" and "B", to this Annual Information Form, which forms are incorporated herein by reference.

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated February 23, 2005. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is February 23, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by Sproule with an effective date of December 31, 2004 contained in a report of Sproule dated February 23, 2005 (the "**Sproule Report**") based on constant and escalated price assumptions. The Reserves Data summarizes our oil, liquids and natural gas reserves and the net present values of future net revenue of these reserves using constant prices and costs and forecast prices. The Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is

important to the readers of this information. We engaged Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of our reserves are in Canada and, specifically, in the provinces of British Columbia, Alberta and Saskatchewan.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of our crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

	Reserves									
	Light And Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids	
Reserves Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved										
Developed Producing	2,727.6	2,385.4	95.7	93.8	6,758	5,184	922	611	136.4	94.5
Developed Non-Producing	17.6	16.8	0.0	0.0	257	198	22	16	3.0	2.4
Undeveloped	65.9	48.2	0.0	0.0	940	686	3	2	0.0	0.0
Total Proved	2,811.1	2,450.4	95.7	93.8	7,955	6,068	948	629	139.4	96.9
Probable	1,305.2	1,136.5	60.7	59.5	4,418	3,453	514	335	75.0	53.0
Total Proved Plus Probable	4,116.3	3,586.8	156.4	153.3	12,373	9,521	1,462	964	214.5	149.9

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted At (%/Year)					After Income Taxes Discounted At (%/Year)				
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	84,717	72,954	64,513	58,145	53,159	83,575	72,005	63,693	57,415	52,495
Developed Non-Producing	1,455	1,359	1,277	1,206	1,145	950	950	942	930	914
Undeveloped	5,289	4,498	3,910	3,459	3,103	3,702	3,171	2,788	2,501	2,278
Total Proved	91,461	78,811	69,700	62,810	57,408	88,227	76,126	67,423	60,846	55,687
Probable	45,614	32,231	24,339	19,240	15,728	31,678	21,922	16,371	12,871	10,501
Total Proved Plus Probable	137,074	111,042	94,039	82,051	73,135	119,904	98,048	83,794	73,717	66,188

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
CONSTANT PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (1) (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	188,654	35,789	56,305	708	4,390	91,461	3,234	88,227
Proved Plus Probable Reserves	283,904	52,912	86,967	2,489	4,461	137,074	17,170	119,904

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	46,155
	Heavy Oil (including solution gas and other by-products)	255
	Natural Gas (including by-products but excluding solution gas from oil wells)	23,028
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	61,239
	Heavy Oil (including solution gas and other by-products)	527
	Natural Gas (including by-products but excluding solution gas from oil wells)	31,687

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS

	Reserves									
	Light And Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids	
Reserves Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved										
Developed Producing	2,594.2	2,266.4	122.8	119.4	6,527	4,989	902	598	132.8	92.0
Developed Non-Producing	16.5	15.7	0.0	0.0	240	184	22	16	2.8	2.2
Undeveloped	65.9	48.5	0.0	0.0	940	686	3	2	0.0	0.0
Total Proved	2,676.7	2,330.6	122.8	119.4	7,708	5,859	927	615	135.6	94.2
Probable	1,167.0	1,019.9	75.4	73.4	4,142	3,220	456	298	71.3	50.4
Total Proved Plus Probable	3,843.7	3,350.5	198.2	192.8	11,849	9,079	1,383	913	207.0	144.5

Reserves Category	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted At (%/Year)					After Income Taxes Discounted At (%/Year)				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	73,752	65,765	59,771	55,076	51,279	72,987	65,079	59,136	54,476	50,704
Developed Non-Producing	1,334	1,264	1,203	1,149	1,102	1,253	1,190	1,135	1,086	1,043
Undeveloped	4,681	4,041	3,559	3,185	2,886	3,639	3,103	2,710	2,412	2,180
Total Proved	79,767	71,070	64,533	59,410	55,267	77,879	69,372	62,981	57,974	53,928
Probable	32,923	24,035	18,656	15,105	12,611	25,721	18,173	13,749	10,909	8,962
Total Proved Plus Probable	112,690	95,106	83,190	74,516	67,878	103,599	87,545	76,730	68,884	62,890

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
FORECAST PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs(1) (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	173,759	33,148	55,079	723	5,041	79,767	1,888	77,879
Proved Plus Probable Reserves	251,718	46,919	84,307	2,543	5,259	112,690	9,090	103,599

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	42,972
	Heavy Oil (including solution gas and other by-products)	919
	Natural Gas (including by-products but excluding solution gas from oil wells)	20,469
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	54,066
	Heavy Oil (including solution gas and other by-products)	1,381
	Natural Gas (including by-products but excluding solution gas from oil wells)	27,245

Pricing Assumptions

The following sets for the benchmark reference prices, as at December 31, 2004, reflected in the Reserves Data. These price assumptions were provided to us by Sproule, and were Sproule's then current forecasts at the date of the Sproule Report.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004
CONSTANT PRICES AND COSTS

	Oil						
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMbtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn.bbl)	Exchange Rate ($US/$Cdn)
2004	44.04	46.51	32.10	6.78	51.80	39.78	0.832

Notes:
(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer.*
(2) The exchange rate used to generate the benchmark reference prices in this table.
(3) As at December 31.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2004
FORECAST PRICES AND COSTS

	Oil							
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Price ($Cdn/MMbtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/Bbl)	Inflation Rates[2] %/Year	Exchange Rate[3] ($US/$Cdn)
Forecast								
2005	44.29	51.25	44.53	6.97	52.49	38.20	2.5	0.840
2006	41.60	48.03	41.87	6.66	49.19	34.01	2.5	0.840
2007	37.09	42.64	37.27	6.21	43.67	30.20	2.5	0.840
2008	33.46	38.31	33.43	5.73	39.23	27.13	2.5	0.840
2009	31.84	36.36	31.70	5.37	37.24	25.75	1.5	0.840
Thereafter				Various Escalation Rates				

Notes:
(1) This summary table identifies benchmark reference pricing schedules that might apply to a *reporting issuer.*
(2) Inflation rates for forecasting prices and costs.
(3) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by us for the year ended December 31, 2004, were $6.65/Mcf for natural gas, $46.61/bbl for crude oil, $38.17/bbl for natural gas liquids and $37.73/bbl for heavy oil.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	Light And Medium Oil			Heavy Oil			Gas			NGLs		
Factors	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
April 30, 2004	1545.00	796.80	2341.80	174.60	51.00	225.60	3024.00	1299.00	4823.00	65.90	43.90	109.80
Acquisitions												
Oiltec June 30	833.60	264.90	1098.50	-	-	-	2856.40	1612.00	4468.40	31.20	13.15	44.35
Rife Dec 21	-	-	-			-	136.00	267.00	403.00	3.10	6.00	9.10
Total Acquisitions	833.60	264.90	1098.50	-	-	-	2992.40	1879.00	4871.40	34.30	19.15	53.45
Dispositions	-	-	0.00	-	-	-	-	-	-	-	-	-
Discoveries	138.72	58.50	197.22	-	-	-	698.00	181.00	879.00	0.20	0.10	0.30
Extensions	20.60	7.50	28.10	-	-	-	363.20	105.00	468.20	4.36	1.26	5.62
Improved Recovery		-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	129.14	(107.80)	21.34	(32.82)	22.40	(10.42)	394.42	54.00	448.42	0.24	(14.01)	(13.77)
Production	(336.47)	-	(336.47)	(22.38)	-	(22.38)	(998.02)	-	(998.02)	(10.80)	-	(10.80)
December 31, 2004	2330.60	1019.90	3350.50	119.40	73.40	192.80	6474.00	3518.00	9992.00	94.20	50.40	144.60

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

Period And Factor	2004 (M$)
Estimated Future Net Revenue at Beginning of Year	45,521
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(10,096)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(143)
Changes in Previously Estimated Development Costs Incurred During the Period	805
Changes in Estimated Future Development Costs	(470)
Extensions and Improved Recovery	1,192
Discoveries	1,543
Acquisitions of Reserves	22,373
Dispositions of Reserves	0
Net Change Resulting from Revisions in Quantity Estimates	3,312
Accretion of Discount	2,525
Net Change in Income Taxes for Current Period	215
Net Change in Income Taxes for Future Forecast	6,285
Miscellaneous Changes	(6,640)
Estimated Future Net Revenue at End of Year	67,423

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to our properties in the most recent five financial years and, in the aggregate, before that time.

Proved Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	BOE
October 2003	135.9	-	8	-	137.2
April 2004	-	-	-	-	-
December 31 2004	30.0	-	943	-	187.2

Total proved undeveloped reserves at December 31, 2004 are 223.1 Mboe. Of these, 157 Mboe are attributed to a well which has been completed and is awaiting tie-in at time of writing. 30.5 Mboe are attributed to a well which was drilled in early 2005 and is currently on production. Timing of the remaining 35.6 Mboe is dependent on the Operator of a Unit in which Forte has a minor working interest.

Probable Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	BOE
October 2003	50.0	-	4	-	50.7
April 2004	-	-	-	-	-
December 31, 2004	59.9	-	278	4.9	111.1

Total probable undeveloped reserves at December 31, 2004 are 161.3 Mboe. Of these, 112 Mboe are attributable to drilling in the next two calendar years. The capital requirements are not material compared to our total cash flow and the total reserves are not material compared to our total reserves. The remaining 49.3 Mboe are attributable to improved performance on the proved undeveloped locations discussed above.

Significant Factors or Uncertainties

High operating costs substantially reduce our netback, which in turn reduces the amount of cash available for reinvestment in drilling opportunities. This becomes most relevant during periods of low commodity prices when profits are more significantly impacted by high costs.

Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs				Constant Prices and Costs	
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2005	245	245	947	901	245	245
2006	395	342	1,394	1,208	385	334
2007	12	9	18	14	11	9
2008	63	45	12	9	58	42
additional years	9	6	163	106	8	5
Total	723	650	2,534	2,233	708	637

The source of funding for development is expected to be a combination of property cash flow and bank debt, both of which are considered to be adequate for expected future development costs. Our cost of capital is in line with that of our industry peers and is not expected to negatively affect our development plans.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which we had a working interest as at December 31, 2004.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
British Columbia	0	0.0	1	0.4	14	5.3	13	3.2
Alberta	202	106.9	111	52.2	51	16.6	45	19.5
Saskatchewan	22	14.5	12	7.4	1	1.0	2	2.0
Total	224	121.4	124	65.8	66	22.9	60	24.7

Properties with no Attributable Reserves

The following table sets out our developed and undeveloped land holdings as at February 23, 2005.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
British Columbia	9,393	3,202	81,970	16,726	91,363	19,928
Alberta	62,173	29,347	70,282	70,282	177,656	99,629
Saskatchewan	4,689	3,187	10,505	10,505	17,694	13,692
Total	76,255	35,736	97,513	97,513	286,713	133,249

We expect that rights to explore, develop and exploit approximately 12,978 net acres of our undeveloped land holdings will expire by December 31, 2005.

Forward Contracts and Future Commitments

As at the date hereof, we have following material commitments to buy, sell, exchange or transport crude oil and natural gas.

Type of Commitment	Aggregate Price ($)	Price per Unit ($)	Volume	Term of Commitment
Crude Oil Hedge	10,639,750	58.30	500 bbl/d	January 1 – December 31, 2005
Crude Oil Hedge	3,774,204	61.67	200 bbl/d	March 1 – December 31, 2005
Natural Gas Hedge	749,000	7.00	500 Mcf/d	April 1 – October 31, 2005

Additional Information Concerning Abandonment and Reclamation Costs

As at December 31, 2004, we had a working interest in 183.7 net wells, of which 108.3 were producing, 59.5 were non-producing and 15.9 were service wells. Our cost of abandoning and reclaiming the leases, net of salvage value, on the above wells and related facilities is estimated in the Sproule Report to be $5,259,000 undiscounted and will be incurred over the life of the reserves which, based on 2005 initial production, is 5.9 years. The cost is $2,857,000 using a 10% discount rate.

The estimated costs for future site restoration and abandonments are provided for in the financial statements on a unit-of-production basis. The annual charge is recorded as a site restoration expense and the actual site restoration costs are charged to the site restoration provision as incurred. As at December 31, 2004, we had expensed a total of $278,897, being 5.32% of the total expected cost. Over the next three fiscal years, we expect to incur approximately $1.1 million to abandon wells and reclaim leases.

Tax Horizon

In 2004, the Corporation did not pay any income taxes. To offset future income taxes payable, we have the following tax pools as at December 31, 2004.

	($000's)
Canadian exploration expense	20,000
Canadian development expense	24,000
Canadian oil and gas property expense	28,000
Undepreciated capital cost	20,000
Total	92,000

We do not expect to pay income taxes in the near future assuming the Corporation incurs further Canadian exploration expense and Canadian development expense and utilizes such tax pools available to protect future revenue.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and including capitalized general and administrative expenses) related to our activities for the year ended December 31, 2004.

	($000's)
Property acquisition costs	
Proved properties	1,191
Undeveloped properties	-
Exploration costs	3,866
Development costs	14,221
Total	19,278

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which we participated during the year ended December 31, 2004.

	Development		Exploratory	
	Gross	Net	Gross	Net
Light and Medium Oil	4.0	2.9	1.0	0.4
Natural Gas	7.0	3.1625	4.0	1.0
Service	-	-	-	-
Dry	5.0	2.65	5.0	2.133

Production Estimates

The following table sets out the volume of our production estimated for the year ended December 31, 2004, which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil (Bbls/d)	Heavy Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
2004	1524	114	3811	97	2370

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2004			
	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	1623.00	1840.00	1464.00	1240.00
Heavy Oil (Bbls/d)	121.00	104.00	120.00	-
Gas (Mcf/d)	3916.00	5891.00	3207.00	2204.00
NGL (Bbls/d)	88.00	127.00	116.00	92.00
Combined (boe/d)	2485.00	3053.00	2236.00	1699.00
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	58.13	49.14	40.13	35.11
Heavy Oil (Bbls/d)	35.35	41.30	37.03	-
Gas ($/Mcf)	6.66	6.71	6.52	6.68
NGL ($/Bbl)	50.72	38.38	32.04	33.43
Combined ($/boe)	52.57	46.15	38.95	36.06
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	10.05	7.67	7.70	4.89
Heavy Oil (Bbls/d)	1.59	1.80	1.54	-
Gas ($/Mcf)	2.66	1.14	1.21	2.05
NGL ($/Bbl)	9.50	8.98	8.65	9.91
Combined ($/boe)	11.85	7.57	7.35	6.85
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbl)	19.94	15.09	13.82	11.24
Heavy Oil (Bbls/d)	12.12	12.78	12.75	-
Gas ($/Mcf)	2.55	1.18	2.25	1.77
NGL ($/Bbl)	12.74	10.94	11.05	8.88
Combined ($/boe)	15.47	12.59	13.42	10.94

	Quarter Ended			
	2004			
	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Netback Received ($/BOE)[2]				
Light and Medium Crude Oil ($/Bbl)	28.14	26.38	18.61	18.98
Heavy Oil (Bbls/d)	21.64	26.72	22.74	-
Gas ($/Mcf)	1.45	4.39	3.06	2.86
NGL ($/Bbl)	28.48	18.41	12.34	14.64
Combined ($/boe)	25.24	25.99	18.18	18.27

Notes:
(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates our average daily production from its important fields for the year ended December 31, 2004:

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Gas (Mcf/d)	NGL (Bbls/d)	BOE (BOE/d)
British Columbia	-	-	949	29	187
Alberta	1231	86	2466	76	1804
Saskatchewan	313	-	396	-	379
Total	1544	86	3811	105	2370

Our crude oil production for the year ended December 31, 2004 was 65.2% light and medium quality crude oil, 3.6% heavy quality crude oil and 31.2% natural gas and liquids.

For the twelve months ended December 31, 2004, approximately 75.9% of our gross revenue was derived from crude oil production and 24.1% was derived from natural gas production.

Undeveloped Land

The following table summarizes our interest in our undeveloped land holdings as at February 23, 2005.

Area	Gross[1]	Net[2]
	(acres)	
Alberta	115,483	70,282
British Columbia	81,970	16,726
Saskatchewan	13,005	10,505
Total	210,458	97,513

Notes:
(1) "**Gross**" refers to the total acres in which we have an interest.
(2) "**Net**" refers to the total acres in which we have an interest, multiplied by the percentage working interest therein owned by us.

Definitions and Other Notes

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**Gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Net**" means:

(a) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(c) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Marketing

Our crude oil and natural gas production is sold through marketing companies, with the exception of small quantities of non-operated properties which are marketed by the operator. These contracts are generally for less than a year and are cancellable on 30 days notice.

Cyclical and Seasonal Impact of Industry

Our operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on our financial condition.

Renegotiation or Termination of Contracts

As at the date hereof, we do not anticipate that any aspect of our business will be materially affected in the remainder of 2005 by the renegotiation or termination of contracts or subcontracts.

Environmental Considerations

We are pro-active in our approach to environment concerns. Procedures are in place to ensure that the utmost care is taken in the day-to-day management of our oil and gas properties. All government regulations and procedures are followed in strict adherence to the law. We believe in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to us.

Competitive Conditions

We are a member of the petroleum industry, which is highly competitive at all levels. We compete with other companies for all of our business inputs, including exploration and development prospects, access to commodity markets, and available capital.

We strive to be competitive by maintaining a strong financial condition and by utilizing current technologies to enhance exploration, development and operational activities. We recognize that we are a small player in the industry and, as such, seek profitable joint venture relationships in order to access the technical and industry expertise of other companies.

Human Resources

As at December 31, 2004, we employed 20 full-time employees, four full time consultants and three part time consultants all of which are located in the head office.

RISK FACTORS

We are engaged in the exploration, development, production and acquisition of crude oil and natural gas. These activities involve a number of risks and uncertainties inherent in the industry, some of which are summarized below. Additional risks and uncertainties that our management may be unaware of, or that they determine to be immaterial may also become important factors which affect us.

Volatility of Oil and Natural Gas Prices

Our results of operations and financial condition are dependent on the prices received for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and other factors that are beyond our control. These factors include, but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. Any decline in oil or natural gas prices could have a material adverse effect on our operations, financial condition, proved reserves and the level of expenditures for the development of its oil and natural gas reserves. No assurance can be given that oil and natural gas prices will be at levels which will generate profits for us. To attempt to mitigate this risk, we periodically enter into short-term financial derivatives for hedging purposes. These derivatives include contracts related to oil and gas prices.

In addition, we regularly assess the carrying value of our assets in accordance with Canadian generally accepted accounting principles under the full cost method. If oil and natural gas prices become depressed or decline, the carrying value of our assets could be subject to downward revision.

Need to Replace Reserves

Our future oil and natural gas reserves and production and, therefore, our cash flows, are highly dependent upon our success in exploring our current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are exploited. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired. In addition, there can be no assurance that we will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Operating Hazards and Other Uncertainties

Acquiring, developing and exploring for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Although we maintain insurance in accordance with customary industry practice, we are not fully insured against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on us. Like other oil and natural gas companies, we attempt to conduct our business and financial affairs so as to protect against political and economic risks applicable to operations in the jurisdictions where we operate but there can be no assurance that we will be successful in so protecting the Corporation.

We are also subject to deliverability uncertainties related to the proximity of our reserves to pipeline and processing facilities and the possible inability to secure space on pipelines which deliver oil and natural gas to commercial markets.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control. The reserve data included in this Annual Information Form represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows from them are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from such estimates, and such variances could be material.

Estimates with respect to probable reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, as interpreted by the securities regulatory authorities in Canada, we have used constant prices and costs as well as escalated prices and costs in calculating reserve quantities described in this Annual Information Form. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with our past and current operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Although our management believes that we are in substantial compliance with all existing material environmental regulations, there can be no assurance that future environmental costs will not have a material adverse effect on our financial condition or results of operations.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires participating nations, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in late 2002. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those proposed in Alberta's Bill 37: Climate Change and Emissions Management, may require the reduction of emissions or emissions

intensity produced by our operations and facilities. The direct or indirect costs of these regulations may adversely affect our business.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the "**APEA**"), which came into force on September 1, 1993 and the Oil and Gas Conservation Act (Alberta) (the "**OGCA**"). The APEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations and significantly increase penalties. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("**Protocol**"). The Protocol calls for Canada to reduce its greenhouse gas emissions, during the period between 2008 and 2012. When the Government of Canada implements the Protocol, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of implementation of this Protocol have yet to be announced, the affect on our operations cannot be determined at this time.

The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation may require reductions of emissions or emissions intensity produced by our operations and facilities. Provincial legislation currently requires energy industries to follow a mandatory emissions reporting scheme, in advance of further regulations targeting emissions output and improving energy efficiency standards of our operations. The direct or indirect costs of these enactments and proposals may adversely affect our business.

Competition

The oil and natural gas industry is highly competitive particularly as it pertains to the exploration for and development of new sources of crude oil and natural gas reserves. The industry also competes with other industries in supplying non-petroleum energy products. We actively compete for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than us. Our competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. Our ability to increase reserves in the future will depend not only on its ability to explore and develop the properties to be acquired with the proceeds of this offering but also on its ability to select and acquire suitable oil and natural gas include price and methods and reliability of delivery.

Marketability

The marketability and price of oil and natural gas which may be acquired or discovered by us will be affected by numerous factors beyond its control. We may be affected by the differential between the price paid by refiners for

light quality oil and the grades of oil produced by the Corporation. Our ability to market our natural gas may depend upon our ability to acquire space on pipelines which deliver natural gas to commercial markets. We may also likely be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase our costs and have a material adverse impact on us. We closely follow all government regulations and we have an up-to-date emergency response plan that has been communicated to all field operators by management.

Reliance on Management and Operators

Holders of Common Shares must rely upon the experience and expertise of our management. Our continued success is largely dependent on the performance of our key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon our growth and profitability.

In addition, to the extent we are not the operator of our oil and gas properties, we will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.

Conflicts of Interest

Circumstances may arise where members of the board of directors or officers of the Corporation are directors or officers of corporations which are in competition to our interests. No assurances can be given that opportunities identified by such board members or officers will be provided to us. Pursuant to the ABCA, directors who have an interest in a proposed transaction upon which the board of directors of the Corporation (the "**Board of Directors**") is voting are required to disclose their interests and refrain from voting on the transaction.

As at February 28, 2005, we are not aware of any existing or potential material conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or of a subsidiary of the Corporation.

Permits and Licenses

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

Additional Funding Requirements

Our cash flow from our properties may not be sufficient to fund our ongoing activities and implement our business plan. From time to time, we may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations. If our future revenues from our future reserves decrease as a result of lower oil and natural gas prices or otherwise, it

will affect our ability to expend the necessary capital to replace our reserves or to maintain our production. If our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

Issuance of Debt

Our activities may be financed partially or wholly with debt, which may increase our debt levels above industry standards. Neither our articles nor our by-laws limit the amount of indebtedness that the Corporation may incur. The level of our indebtedness from time to time could impair our ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Availability of Drilling Equipment and Access Restrictions

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities.

Title Defects

Although title reviews will generally be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews may not discover unforeseen title defects that could adversely affect our title to the property or entitlement to revenue from the property.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity,

geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "**Technical Paper**"). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that the Corporation will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24-month, 8,000 m^3 exemption is available to production from a reactivated well that has not produced for: (i) a 12-month period, if resuming production in October, November or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993 or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not

be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude the Corporation from being eligible for the ARTC program.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of the Crown Leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil) between October 31, 1975 and June 1, 1998 (new oil) or after June 1, 1998 (third-tier oil). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer, and a prescribed minimum price. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the

production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/ tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

- A modified system of incentive volumes and maximum royalty/ tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re-entry and short section horizontal oil well royalty/ tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and up and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Capital Requirements

The industry is capital intensive, and therefore we must consider the risk associated with the cost of capital required to continue operations. We have maintained financial flexibility through a balance of debt and equity and by maintaining good standing with equity holders and creditors. We manage timing and amounts of capital investment in response to internal and external conditions.

DIVIDEND POLICY

We have not declared or paid any dividends on any of our shares since incorporation. It is intended that we will not pay any dividends in the near future and that future earnings will be retained to finance further expansion of our business and operations. Any decision to pay dividends on our common shares will be made by the Board of Directors on the basis of our earnings, financial requirements and other conditions existing at such future time.

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares ("**First Preferred Shares**"), an unlimited number of second preferred shares ("**Second Preferred Shares**") and 3,500,000 Performance Shares. As at December 31, 2004, there were 37,117,433 Common Shares, 1,341,000 Performance Shares and no Second Preferred Shares issued and outstanding. In addition, as at such date, there were an aggregate of 1,364,220 Common Shares reserved for issuance upon the exercise of Forte options.

In March 2005, 1,341,000 Performance Shares were converted to Common Shares, resulting in 42,494,483 Common Shares and no Preferred Shares outstanding as of the date hereof.

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of our shares. Documents affecting the rights of security holders including our articles, have been filed in accordance with NI 51-102 and are available on our SEDAR profile at www.sedar.com.

Common Shares

The holders of Common Shares are entitled to notice of, to attend and to vote at any meeting of our shareholders except at meetings of which only holders of a specified class are entitled to vote. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Forte ranking in priority to the Common Shares in respect of dividends.

In the event of any liquidation, dissolution or winding-up of Forte, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of our shares ranking in priority to the Common Shares in respect of return of capital on dissolution, the holders of Common Shares are entitled to share rateably, together with the holders of shares of any class of our shares ranking equally with the Common Shares in respect of return of capital, in such assets of Forte as are available for distribution.

First Preferred Shares

The Board of Directors may at any time and from time to time issue First Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Holders of First Preferred Shares are entitled to receive dividends as declared by us in priority to the holders of Common Shares, and to receive a specified repayment of capital upon liquidation, in priority to the holders of Common Shares.

The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as specified in our articles.

Performance Shares

The holders of the Performance Shares are not entitled (except as expressly provided in the ABCA) to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at such meeting. The holders of the Performance Shares are not entitled to dividends and in the event of a liquidation, dissolution or winding up of Forte or any other distribution by way of repayment of capital, the holders of the Performance Shares are entitled to receive an amount equal to the Redemption Amount (as defined in our articles) per share prior to any payment or distribution to any other class of our shares. The Performance Shares are not entitled to share any further in the distribution of our property or assets except to the extent described above.

Second Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class are in all respects the same as the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, provided, however, that the First Preferred Shares are accorded the preferences over the Second Preferred Shares described above under the heading "First Preferred Shares".

TRADING PRICE AND VOLUME OF FORTE COMMON SHARES

The Common Shares are listed and posted for trading on the TSX and trade under the symbol "FRZ". The following table sets out the monthly high and low closing prices and the total monthly trading volumes for the indicated periods:

	High	Low	Volume
2004			
March	$3.22	$2.18	1,964,386
April	$3.36	$2.55	951,101
May	$3.42	$2.85	975,612
June	$3.34	$2.90	1,477,792
July	$3.25	$2.85	1,493,378
August	$3.25	$2.85	1,468,489
September	$3.10	$2.78	1,991,173
October	$3.40	$2.53	987,046
November	$3.60	$2.66	1,078,229
December	$3.58	$2.98	779,777
2005			
January	$3.68	$3.05	4,398,162
February	$4.25	$3.60	3,651,886

Note:
(1) Our Common Shares were listed and posted for trading on March 12, 2004.

ESCROWED SECURITIES

As at the date hereof, none of our securities are subject to escrow.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with us, principal occupations during the past five years and the number of Common Shares and the percentage of the total issued and outstanding Common Shares that will be owned by them, directly or indirectly, or over which control or direction is exercised by them of the directors and officers of Forte are set out below, and in the case of directors, the period each has served as a director of Forte. Directors serve until the next meeting of shareholders or until a successor is elected or appointed.

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of Forte Shares Beneficially Owned or Controlled[5]
Thomas J. MacKay[7] Millarville, Alberta	Chairman, Chief Executive Officer and a Director	Mr. MacKay has been the Chairman and Chief Executive Officer of Pre-Amalgamation Forte Oil since June 2001. Prior thereto, he was the Chairman and Chief Executive Officer of Forte Energy Ltd. from 1997 to April 2001.	1,356,151 (3.19%)
Douglas N. Baker[7] Calgary, Alberta	President, Chief Financial Officer and a Director	Mr. Baker has been the President and Chief Financial Officer of Pre-Amalgamation Forte Oil since June 2001. Prior thereto, he was the President and Chief Financial Officer of Forte Energy Ltd. from 1997 to April 2001.	1,355,751 (3.19%)
W. Peter Comber[1][3][7] Toronto, Ontario	Director	Mr. Comber has been a Managing Director of Barrantagh Investment Management Inc. (formerly McCutcheon Comber Investment Management Inc.), an investment counselling firm, since August 1999.	57,050 (0.13%)

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of Forte Shares Beneficially Owned or Controlled[5]
David V. Richards [3][4][7] Calgary, Alberta	Director	Mr. Richards has been the Managing Director of Network Capital Inc., an investment management company, since 1998.	70,700 (0.13%)
R. Bruce Hammond[8] Calgary, Alberta	Senior Vice-President and Chief Operating Officer and Director	Mr. Hammond has been the Senior Vice-President and Chief Operating Officer of Pre-Amalgamation Forte Oil since June 2001. Prior thereto, he was the Vice-President and Chief Operating Officer of Forte Energy Ltd. from 1997 to April 2001.	1,355.751 (3.19%)
James S. Blair[2][3][6] Calgary, Alberta	Director	Mr. Blair is the President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Prior thereto, Mr. Blair was Senior Vice-President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy–related company until January 2002.	43,857 (0.10%)
Gregory S. Fletcher[1][2][6] Calgary, Alberta	Director	Mr. Fletcher is an independent businessman involved in the oil and gas industry in Western Canada. He is currently the President of Sierra Energy Inc., a private oil and gas company that he founded in 1997.	16,750 (0.04%)
Glen Roane[1][2][8] Calgary, Alberta	Director	Mr. Roane is a businessman and corporate director whose principal business activity is real estate development in Colorado. He is currently a director of Enerplus Resources Fund, Badger Income Fund, Destiny Resource Services Corp., Morpheus Energy Corporation and Chairman of Flexpipe Systems inc. Until 1997 Mr. Roane held various positions in the investment banking industry including as Managing Director of Lancaster Financial Inc. and as Vice President and Director of TD Asset Management Inc.	26,620 (0.06%)
Jay P. Reid Calgary, Alberta	Corporate Secretary	Mr. Reid is a Partner at Burnet, Duckworth & Palmer LLP, a Calgary based law firm.	14,360 (0.043%)

Notes:
(1) Members of the Audit Committee.
(2) Members of the Reserves, Safety and Environmental Committee.
(3) Members of the Compensation and Governance Committee
(4) Lead Director
(5) Includes shares held by spouses of the respective directors and officers.
(6) Messrs. Blair and Fletcher were appointed as directors of Forte on January 21, 2004.
(7) Messrs. MacKay, Baker, Comber and Richards were appointed as directors of Forte on March 9, 2004.
(8) Mr. Hammond was appointed as a director of Forte on March 25, 2004.
(9) Mr. Roane was appointed as a director of Forte on July 2, 2004.

As at December 31, 2004, the directors and officers of Forte, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 2,912,630 Common Shares or approximately 7.85% of the issued and outstanding Common Shares. In addition, Messrs. MacKay, Baker and Hammond owned an aggregate of 1,341,000

Forte Performance Shares, and Messrs. Comber, Fletcher, Blair, Roane and Richards owned an aggregate of 473,180 Forte Options.

Cease Trade orders, Bankruptcies, Penalties or Sanctions

No director or officer of Forte, or a shareholder holding a sufficient number of securities of Forte to affect materially the control of Forte is, or within the last ten years has been, a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied us access to any statutory exemption for a period of more than 30 consecutive days or, within a year of such person ceasing to act in that capacity or within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No director or officer of Forte, or a shareholder holding a sufficient number of securities of Forte to affect materially the control of Forte, has been subject to any penalties or sanctions under securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

The directors and officers of the Corporation may, from time to time, be involved in the business and operations of other issuers, in which case a conflict may arise. See "Risk Factors".

The ABCA provides that in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interests arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

PROMOTERS

Messrs. MacKay, Baker and Hammond may be considered to be promoters of us pursuant to applicable securities laws because they took the initiative in founding and organizing our business. Messrs. MacKay, Baker and Hammond own, directly or indirectly, or exercise control or direction over 909,151, 908,751 and 908,751 Common Shares, respectively, each representing 2.45% of our issued and outstanding Common Shares. In addition, each of Messrs. MacKay, Baker and Hammond own 447,000 Performance Shares, which in the aggregate represent all of the outstanding Performance Shares.

Other than as disclosed elsewhere in this Annual Information Form, nothing of value, including money, property, contracts, options or rights of any kind, has been received or is presently intended to be received by Messrs. MacKay, Baker and Hammond directly or indirectly from us. In addition, no assets have been acquired within the two years prior to the date hereof, or are presently intended to be acquired, by us from Messrs. MacKay, Baker or Hammond.

LEGAL PROCEEDINGS

To the knowledge of the management of Forte, it is not a party to any legal proceedings. However, in connection with the completion of the Denison Energy Arrangement, we provided certain indemnities in favour of Denison Energy in connection with the transfer of Denison Energy's petroleum and natural gas business. One matter for which we provided an indemnity to Denison Energy is an ongoing claim before the Alberta Court of Queen's Bench in which Denison Energy is a defendant for damages claimed by Oilhawk Resources Ltd. At the time of the acquisition of the assets from Denison Energy, Denison's view of the claim was that it was groundless and immaterial and accordingly, Denison Energy was of the view that it had no exposure for damages, costs or legal fees with respect to such action. The claim is fully insured.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of Forte, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction since the incorporation of Forte or in any proposed transaction which has materially affected or will materially affect us.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or related to, our most recently completed financial year other than Sproule Associates Limited, our independent engineering evaluator and Deloitte & Touche LLP, our auditors. As at the date hereof, none of the aforementioned persons or companies, or principals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of us or our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation except for Mr. Jay Reid, the Corporate Secretary of the Corporation, who is a partner of Burnet, Duckworth & Palmer LLP, which law firm provides us with legal services.

MATERIAL CONTRACTS

Except for contracts we enter into in the ordinary course of business or otherwise disclosed herein, the only material contracts we entered into were in relation to the Oiltec Arrangement as described herein under the heading "General Development of the Business". The Information Circular and Proxy Statement with respect to the Oiltec Arrangement, dated May 21, 2004, was filed in accordance with Part 8 of NI 51-102 and is available on our SEDAR profile at www.sedar.com.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar of the Common Shares.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The audit committee of the Company (the "**Audit Committee**") is comprised of Messrs. Robert Halpin, Geoffrey Chase and Fred Dyment. The following chart sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
W. Peter Comber Toronto, Ontario	Yes	Yes	Mr. Comber is a Chartered Accountant and has in excess of thirty years experience in the financial services sector in a number of senior roles in corporate banking, investing banking, the management of

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
			investments in marketable securities and the management of oil and gas companies. He has been a Managing Director of Barrantagh Investment Management Inc., an investment management counselling firm, since August 1999.
Gregory S. Fletcher Calgary, Alberta	Yes	Yes	Mr. Fletcher is President of Sierra Energy Inc., a private oil and gas company, and is a member of the audit committee of Calfrac Well Services Ltd. Mr. Fletcher is a past member of the audit committee of Denison Energy, prior to the Forte Oil Arrangement.
Glen Roane Calgary, Alberta	Yes	Yes	Mr. Roane has in excess of 25 years experience in the financial services sector in a number of senior roles in corporate banking, investment banking, the management of investments in the marketable securities and the management of oil and gas companies. Mr. Roane chairs the audit committee of Badger Income Trust and is a member of the audit committees of Destiny Resource Services and Enerplus Resources Fund. Mr. Roane is a past member of the audit committees of Maxx Petroleum Ltd. and NQL Drilling Tools Inc.

Pre-Approval of Policies and Procedures

We have adopted polices and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte & Touche as set forth in item 9 *External Auditors* of the Audit Committee charter, which is reproduced below. The Audit Committee has approved the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by Deloitte & Touche during the current fiscal year. The list of services is sufficiently detailed as to the particular services to be provided to ensure that the Audit Committee knows precisely what services it is being asked to pre-approve and it is not necessary for any member of management to make a judgment as to whether a proposed service fits within pre-approved services. The Audit Committee has pre-approved management to retain Deloitte & Touche to review its tax forms and filings for the 2004 fiscal year. The compensation is not expected to exceed $5,000.

Further, the Audit Committee determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to the Company by Deloitte & Touche and in such case, only with the prior approval of the Audit Committee.

Audit Committee Charter

Purpose

The primary function of the Audit Committee is to assist the Board of Directors of Forte Resources Inc. in fulfilling its responsibilities by reviewing: the financial reports and other financial information provided by us to any governmental body or the public; our systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board of Directors have established; and our auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, our policies, procedures and practices at all levels. The Audit Committee's primary objectives are:

1. To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of us and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

Composition

The Audit Committee shall be comprised of three or more directors as determined by the Board of Directors, none of whom are members of management of Forte and all of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("**MI 52-110**"). All of the members of the Audit Committee shall be "**financially literate**". The Board of Directors has adopted the definition for "financial literacy" used in MI 52-110, which means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors and remain as members of the Audit Committee until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee should meet at least annually with management and the external auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. The Audit Committee or at least its Chair should meet with the external auditors and management quarterly to review our financials consistent with Item 4 below.

A quorum for meetings of the Audit Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing the Board.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

1. Review and update this Charter at least annually, as conditions dictate.

2. Review the organization's annual and interim financial statements, MD&A, earnings press releases and any reports or other financial information submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors.

3. Review the reports to management prepared by the external auditors and management's responses.

4. Review with financial management and the external auditors the quarterly financial statements prior to their filing or prior to the release of earnings. The Chair of the Audit Committee may represent the entire Audit Committee for purposes of this review.

5. Review of significant findings during the year, including the status of previous audit recommendations.

6. Be satisfied with and periodically assess the adequacy of procedures for the review of corporate disclosure that is derived or extracted from the financial statements.

External Auditors

1. Recommend to the Board the external auditors to be nominated for appointment by the shareholders.

2. Recommend to the Board the compensation of the external auditors.

3. On an annual basis, the Audit Committee should review and discuss with the auditors all significant relationships the auditors have with us to determine the auditors' independence.

4. Review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant.

5. When there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

6. Periodically consult with the external auditors, without the presence of management, about internal controls and the fullness and accuracy of the organization's financial statements.

7. Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

8. Be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the auditors.

9. Pre-approve the completion of any non-audit services by the external auditors and determine which non-audit services the external auditor is prohibited from providing.

Financial Reporting Processes

1. In consultation with the external auditors, review the integrity of the organization's financial reporting processes, both internal and external.

2. Consider the independent judgments about the quality and appropriateness of our accounting principles as applied in our financial reporting.

3. Consider and approve, if appropriate, major changes to our auditing and accounting principles and practices as suggested by the external auditors or management.

4. Review our risk management policies and procedures (i.e., litigation and insurance).

5. Establish a procedure for:

    - the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters; and

    - the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

6. Review and approve our hiring policies regarding employees and former employees of our present and former external auditors.

Process Improvement

1. Establish regular and separate systems of reporting to the Audit Committee by management and the external auditors regarding any significant judgments made in the management's preparation of the financial statements and the view of each group as to appropriateness of such judgments.

2. Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

3. Review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.)

4. Conduct and authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain independent counsel and other professionals to assist in the conduct of any investigation.

5. Review the systems that identify and manage principal business risks.

Ethical and Legal Compliance

1. Ensure that management has the proper review system in place to ensure that our financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

2. On at least an annual basis, review with our counsel any legal matters that could have a significant impact on the organization's financial statements, our compliance with applicable laws and regulations and inquiries received from regulators or government agencies.

3. Review with the organization's counsel legal compliance matters including the trading policies of securities.

4. Conduct and authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain, and to set and pay compensation for any independent counsel and other professionals to assist in the conduct of any investigation.

5. Perform any other activities consistent with this Charter, our by-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

Audit Service Fees

The following table sets forth the audit service fees paid by us to Deloitte & Touche LLP for the periods indicated:

Type of Service Provided	2004
Audit Fees	$ 45,000
Audit-Related Fees:	28,500
Tax Fees: These services included review/completion of tax returns	2,000
All Other Fees:	38,500
	$106,000

The audit related fees paid in fiscal 2004 related to the Plan of Arrangements with Dension Energy Inc. dated March 9, 2004 and Oilted Resources Ltd. dated June 23, 2004 and various common share equity issues in 2004. The Audit Committee of the Company considered these fees and determined that they were reasonable and do not impact the independence of the auditors.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans is contained in our information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our financial statements and managements discussion and analysis for the year ended December 31, 2004, which are set forth in our 2004 Annual Report. Documents affecting the rights of security holders, along with additional information relating to us, may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER OIL AND GAS INFORMATION ON FORM 51-101F3

Management of Forte Resources Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves, Safety and Environment Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves, Safety and Environment Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves, Safety and Environment Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Thomas J. Mackay"
Thomas J. Mackay
Chairman and Chief Executive Officer

(signed) "Douglas N. Baker"
Douglas N. Baker
President and Chief Financial Officer

(signed) "James S. Blair"
James S. Blair
Director and Member of the Reserves, Safety and Environment Committee
March 18, 2005

(signed) "Gregory S. Fletcher"
Gregory S. Fletcher
Director and Member of the Reserves, Safety and Environment Committee

SCHEDULE "B"

REPORT ON RESERVES DATA

To the board of directors of Forte Resources Inc. (the "Company"):

1. We have evaluated the Company's Reserves Data as at December 31, 2004. The Reserves Data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10%, included in the Reserves Data of the Company evaluated by us for the year ended December 31,2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Review Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	Evaluation of the PSNG Reserves of Forte Resources Inc., as of December 31, 2004, prepared October 2004 to February 2005	Canada	$Nil	$83.19 million	$Nil	$83.19 million

5. In our opinion, the Reserves Data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the Reserves Data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) "*Sproule Associates Limited*"
Calgary, Alberta
February 23, 2005



FOR IMMEDIATE RELEASE April 8, 2005.

Forte Resources Updates Operations

CALGARY, ALBERTA - Forte Resources Inc. (TSX:FRZ) ("Forte") is pleased to announce an update of the results of recent activity in the Webster prospect - Alberta.

The 02/4-8-74-5W6M well, which was drilled and cased as part of Forte's winter drilling program, was completed and tested in the Wabamun formation during March, 2005. The well was flow tested at rates up to 2.0 mmcfd on restricted choke settings. Forte had a 15 % drilling interest, a 32 % completion interest, and has a 55 % tie-in/equip and production interest in the 02/4-8 well. Tie-in of the well to a third party gas gathering system is expected to commence near the end of the second quarter.

Forte Resources is a Calgary-based oil and natural gas production company with operations primarily in Alberta, Canada. The company has a record of successful growth through a combination of acquisitions, exploration and development. Forte's common shares are listed on the Toronto Stock Exchange under the symbol FRZ.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tom MacKay
Chairman and Chief Executive Officer

Forte Resources Inc.
2450, 500 - 4th Avenue SW
Calgary, AB T2P 2V6
Telephone: 403-237-5163
Email: info@forteresources.ca
Website: www.forteresources.ca

This news release may contain information set forth in this document, including management's assessment of Forte's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Forte's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward-looking statements. Forte's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Forte will derive therefrom. Forte disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


FORTÉ
RESOURCES INC.

FOR IMMEDIATE RELEASE April 8, 2005

Forte Resources Updates Operations

CALGARY, ALBERTA - Forte Resources Inc. (TSX:FRZ) ("Forte") is pleased to announce an update of the results of recent activity in the Webster prospect - Alberta.

The 02/4-8-74-5W6M well, which was drilled and cased as part of Forte's winter drilling program, was completed and tested in the Wabamun formation during March, 2005. The well was flow tested at rates up to 2.0 mmcfd on restricted choke settings. Forte had a 15 % drilling interest, a 32 % completion interest, and has a 55 % tie-in/equip and production interest in the 02/4-8 well. Tie-in of the well to a third party gas gathering system is expected to commence near the end of the second quarter.

Forte Resources is a Calgary-based oil and natural gas production company with operations primarily in Alberta, Canada. The company has a record of successful growth through a combination of acquisitions, exploration and development. Forte's common shares are listed on the Toronto Stock Exchange under the symbol FRZ.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tom MacKay
Chairman and Chief Executive Officer

Forte Resources Inc.
2450, 500 - 4th Avenue SW
Calgary, AB T2P 2V6
Telephone: 403-237-5163
Email: info@forteresources.ca
Website: www.forteresources.ca

This news release may contain information set forth in this document, including management's assessment of Forte's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Forte's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward-looking statements. Forte's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Forte will derive therefrom. Forte disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



LETTER OF CONFIRMATION

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530 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

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April 8, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Securities Registry, Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
TSX

Dear Sirs:

Subject: Forte Resources Inc. (the "Corporation")

We confirm on April 1, 2005 copies of items 1, 2, 3 and 6 were sent by pre-paid mail to the registered holders and copies of items 2, 4 and 6 were sent to the non-objecting beneficial owners of Common Shares of the Corporation:

1. Annual Report 2004
2. Information Circular / Proxy Statement
3. Proxy
4. Voting Information Form
5. Supplemental Mailing List Return Card
6. Return Envelope

We further confirm that copies of items 1, 2, 3, 5 and 6 were sent by courier to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We further confirm that copies of item 1 were sent to those beneficial shareholders of the corporation who had requested them.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Robyn Hall
Mailing Professional
ClientServicesMailings@Computershare.com

AUDITORS' REPORT

To the Shareholders of **Forte Resources Inc.:**

We have audited the consolidated balance sheets of **Forte Resources Inc.** as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta
March 15, 2005

FORTE RESOURCES INC.

Consolidated Balance Sheets

As at December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
ASSETS		
CURRENT		
Accounts receivable	**9,309,152**	3,645,149
Capital assets (Note 5)	**111,487,618**	34,043,122
Goodwill (Note 4)	**8,776,915**	—
	129,573,685	37,688,271
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**14,351,052**	5,648,362
Revolving bank loan (Note 6)	**28,004,793**	11,077,300
	42,355,845	16,725,662
Asset retirement obligation (Note 3)	**4,707,191**	2,877,975
Future income taxes (Note 8)	**4,960,768**	1,338,567
	52,023,804	20,942,204
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**76,328,512**	16,064,682
Contributed surplus	**340,633**	8,983
Retained earnings	**880,736**	672,402
	77,549,881	16,746,067
	129,573,685	37,688,271

APPROVED BY THE BOARD,

Doug N. Baker
President & CFO, Director

Thomas J. MacKay
Chairman & CEO, Director

Consolidated Statements of Income and Retained Earnings

Years Ended December 31, 2004 and 2003

	2004 $	2003 $
		(Restated - Notes 2 and 3)
REVENUE		
Oil and gas	**38,482,351**	18,630,163
EXPENSES		
Royalties	**7,392,321**	3,330,094
Operating	**11,496,055**	6,399,962
General and administrative (Note 5)	**2,124,756**	876,137
Interest	**971,526**	336,078
Stock based compensation	**331,650**	8,983
Depletion, depreciation and accretion (Note 5)	**15,923,555**	6,973,416
	38,239,863	17,924,670
INCOME BEFORE INCOME TAXES	**242,488**	705,493
PROVISION FOR INCOME TAXES		
Future (Note 8)	**(287,143)**	457,342
Capital	**321,297**	17,484
	34,154	474,826
NET INCOME	**208,334**	230,667
RETAINED EARNINGS, BEGINNING OF YEAR		
Beginning of year, as previously reported	**452,217**	359,740
Change in accounting policy related to asset retirement obligations (Notes 2 and 3)	**220,185**	81,995
Beginning of year, as restated	**672,402**	441,735
RETAINED EARNINGS, END OF YEAR	**880,736**	672,402
Net income per common share (Note 2)		
Basic and Diluted	**0.01**	0.01
Weighted average number of common shares outstanding (Note 2)		
Basic	**27,641,412**	16,143,144
Diluted	**28,996,845**	19,506,557

FORTE RESOURCES INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	**208,334**	230,667
Adjustments for:		
Depletion, depreciation and accretion	**15,923,555**	6,973,416
Future income taxes	**(287,143)**	457,342
Stock-based compensation	**331,650**	8,983
	16,176,396	7,670,408
Asset retirement expenditures	**(282,784)**	(62,203)
Changes in non-cash working capital (Note 11)	**214,348**	1,328,896
	16,107,960	8,937,101
FINANCING		
Revolving bank loan	**(210,230)**	10,254,136
Issuance of common shares, net of issue costs	**20,868,841**	397,278
	20,658,611	10,651,414
INVESTING		
Capital expenditures	**(22,514,883)**	(20,922,630)
Acquisition of Oiltec Resources Ltd. (Note 4)	**(11,864,000)**	—
Changes in non cash working capital (Note 11)	**(2,387,688)**	1,334,115
	(36,766,571)	(19,588,515)
NET CHANGE IN CASH	—	—
CASH, BEGINNING AND END OF YEAR	—	—
SUPPLEMENTARY INFORMATION		
Interest received	—	—
Interest paid	**768,111**	317,708
Taxes paid	**89,968**	22,484

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1. ORGANIZATION

Forte Resources Inc. ("Forte" or the "Company") was incorporated under the laws of the Province of Alberta by Articles of Incorporation. The Company is engaged in the exploration and development of petroleum and natural gas properties through its wholly-owned subsidiaries.Forte Oil Corporation and Denison Resources Inc., which were acquired in 2004 in two separate corporate reorganizations effected by Plans of Arrangement.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the Company and its wholly owned subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles, including the changes in accounting policies adopted January 1, 2004 as outlined in Note 3. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results can differ from those estimates.

CAPITAL ASSETS

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenditures, well equipment and certain other overhead expenditures related to exploration.

Capitalized costs, including tangible well equipment, are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties. Unproven properties are excluded from the depletion calculation until quantities of proven reserves or impairment can be determined. Depreciation of office equipment is computed using the diminishing-balance method at an annual rate of 25 percent.

Gains or losses on the sale or disposition of petroleum and natural gas properties are not recognized except under circumstances, which result in a major revision of the depletion rate.

The Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted prices, adjusted for transportation and quality differentials. Should the ceiling test result in excess carrying value, the Company would then measure the amount of the impairment by comparing the carrying amounts of property and equipment to an amount equal to the net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. The Company's risk-free interest rate is used to arrive at net present value of future cash flows, any excess carrying amount would be recorded as a permanent impairment.

JOINT VENTURES

Substantially, all of the Company's exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

FLOW-THROUGH SHARES

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. Share capital is reduced and future income tax liability is increased by the estimated cost of the renounced tax deductions at the time expenditures are renounced.



REVENUE RECOGNITION

Revenue from the sale of oil and gas is recognized based on volume delivered at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

FINANCIAL INSTRUMENTS

The Company may enter into financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction. If the hedge of an anticipated future transaction is terminated or if a hedge ceases to be effective, the gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in the value of the financial instrument are reflected in income. Any financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

STOCK-BASED COMPENSATION EXPENSE

The Company has adopted the fair value method of accounting for stock options granted to employees and directors during 2003. Stock-based compensation expense is recorded for all options granted after January 1, 2004, with a corresponding increase recorded as contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant and is recognized over the vesting period of the option. For options granted between January 1, 2002 and January 1, 2003, the Company continues to disclose the pro forma earnings impact of related stock-based compensation expense as if this fair value method had been adopted at the beginning of that period (see Note 7). When stock options are exercised, the amounts previously accumulated as contributed surplus are credited to share capital at that time.

PER SHARE AMOUNTS

Per share amounts are calculated using the total weighted average number of common shares outstanding during the year. Diluted per share calculations reflect the exercise or conversion of potentially dilutive securities at the later of the date of grant of such securities or the beginning of the year. The Company computes diluted earnings per share using the treasury stock method to determine the dilutive effect of stock options.

GOODWILL

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

The following policies were adopted effective January 1, 2004:

ASSET RETIREMENT OBLIGATIONS

The Company adopted CICA section 3110, "Asset Retirement Obligations" which requires that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. The impact of the adoption of CICA section 3110, which has been applied retroactively, is disclosed in Note 3 of the consolidated financial statements.

PROPERTY AND EQUIPMENT - OIL AND GAS

The Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying

value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than this amount the costs centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk-free rate of five percent. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004.

The test for impairment of the Company's oil and gas carrying value was calculated at December 31, 2004 using the following product price assumptions, which were based upon the average of the current price assumptions of the Company's independent engineers and the forward strip of the New York Mercantile Exchange:

Year	Oil WTI US$	Natural Gas AECO Cdn$
2005	47.72	6.97
2006	45.57	6.66
2007	41.19	6.21
2008	38.73	5.73
2009	37.42	5.37
Thereafter	36.40 – 37.45	5.47 – 5.98

HEDGING RELATIONSHIPS

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or a liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

3. ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the Company adopted new recommendations related to Asset Retirement Obligations as stated in Note 2 and as a result year-end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet as at December 31, 2003	As Reported $	Change $	As Restated $
Capital assets	32,110,822	1,932,300	34,043,122
Asset retirement obligation	—	2,877,975	2,877,975
Provision for site restoration and abandonment	1,303,700	(1,303,700)	—
Future income taxes	1,200,727	137,840	1,338,567
Retained earnings, end of year	452,217	220,185	672,402

Consolidated Statement of Income and Retained Earnings for the Year Ended December 31, 2003	As Reported $	Change $	As Restated $
Depletion, depreciation and accretion	7,198,116	(224,700)	6,973,416
Provision for income taxes	370,832	86,510	457,342
Net income	92,477	138,190	230,667

At December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $9,386,000. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of eight percent and an inflation rate of 1.5 percent.

Changes to asset retirement obligations were as follows:

	2004 $	2003 $
Asset retirement obligations, beginning of the year	2,877,975	2,067,178
Liabilities incurred on acquisitions	1,726,000	
Liabilities incurred through operations	330,000	756,000
Liabilities settled	(282,784)	(62,203)
Accretion	249,000	117,000
Change in estimates	(193,000)	
Asset retirement obligations, end of year	4,707,191	2,877,975

4. ACQUISITIONS

On March 9, 2004 the Company completed an Arrangement Agreement (the "Denison Arrangement") with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80 percent) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,733,886 shares of the Company (representing approximately 20 percent of the outstanding shares). The values assigned to the net assets acquired are as follows:

	$
Net assets acquired	1,069,656
Current assets	10,486,169
Capital assets	(958,963)
Current liabilities	(1,125,000)
Asset retirement obligation	(3,175,000)
Bank loan	6,296,862
Consideration	
Common shares (3,733,886 shares)	6,296,862

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte and Oiltec was amalgamated with Forte Oil Corporation, a wholly owned subsidiary of the Company. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by Forte and the values assigned to the net assets acquired are as follows:

	$
Net assets acquired	
Current assets	3,294,809
Capital assets	59,981,000
Goodwill	8,776,915
Current liabilities	(8,617,530)
Future tax liability	(4,408,072)
Asset retirement obligation	(601,000)
Bank debt	(13,962,723)
	44,463,399
Consideration	
Common shares (10,515,935 shares)	32,599,399
Cash	11,864,000
	44,463,399

5. CAPITAL ASSETS

	2004 $	2003 $
Petroleum and natural gas properties	134,747,649	41,831,263
Office furniture and equipment	310,680	95,015
	135,058,329	41,926,278
Accumulated depletion and depreciation	(23,570,711)	(7,883,156)
	111,487,618	34,043,122

The Company capitalized general and administrative costs of $770,100 for the year ended December 31, 2004 (2003 - $522,570) relating to exploration and development activity. Costs attributed to undeveloped land of $11,007,612 for the year ended December 31, 2004 (2003 - $4,164,546) have been excluded from the calculation of depletion and depreciation. At December 31, 2004, the asset retirement obligation expense of $814,000 (2003 - $1,107,600) was included in depletion and depreciation expense. Accretion expense of 249,000 was included in depletion and depreciation for the year ended December 31, 2004 (December 31, 2003- 117,000). The total asset retirement obligation at December 31, 2004 was $9,386,000 (2003 - $5,747,000) and these costs are expected to be incurred over the next 10 to 15 years. The Company incurred site restoration costs of $282,784 during the year ended December 31, 2004 (2003 - $62,203).

6. REVOLVING BANK LOAN

The Company had a demand revolving credit facility with a limit of $34.0 million at December 31, 2004, of which $28.0 million had been drawn down (2003 - $11.08 million). The facility is secured by a general security agreement and a $60.0 million first floating charge debenture covering all of the Company's assets. Interest is payable at the bank prime rate plus 0.4 percent. The Company also has a fixed term compressor loan facility of $450,000, with interest at the prime rate plus two percent and monthly principle repayments of $30,000.

7. SHARE CAPITAL

AUTHORIZED

The Company is authorized to issue an unlimited number of common shares. The Company is also authorized to issue an unlimited number of First preferred shares and Second preferred shares as well as 3,500,000 First preferred shares, Series I.

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Issued				
Common shares				
Beginning of the year	16,398,700	16,064,652	15,998,700	15,667,374
Issued on acquisition of Denison assets (note 4)	3,733,886	6,296,862	—	—
Issued on acquisition of Oiltec (note 4)	10,515,935	32,599,399	—	—
Issued for cash	6,865,949	22,335,687	400,000	400,000
Share issue costs	—	(1,466,846)	—	(2,722)
Tax benefit of share issue costs	—	498,728	—	—
Conversion of Preferred, Series I shares	1,341,000	15	—	—
Reduction resulting from the Denison Arrangement	(1,738,262)	—	—	—
End of year	37,117,208	76,328,497	16,398,700	16,064,652

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
First preferred, Series I shares				
Beginning of year	3,000,000	30	3,000,000	30
Reduction resulting from the Denison Arrangement	(318,000)	—	—	—
Conversion to common shares	(1,341,000)	(15)	—	—
End of year	1,341,000	15	3,000,000	30
		76,328,512		16,064,682

The First preferred, Series I shares are convertible on a one-for-one basis into common shares of the Company if certain performance targets are met. These performance targets include measures of cash flow per share, share price or rate of return in the event of a sale of the Company. The performance targets are measured over a three and five year term. If the targets are not met prior to August 28, 2006, the conversion rights attached to the First preferred, Series I shares will expire. Performance targets for the three year period were met and 1,341,000 performance shares were converted to common shares in April 2004. Performance targets for the five year period were met in February 2005 and the remaining 1,341,000 performance shares will be converted to common shares in March 2005.

In March 2004, the Company issued 3.2 million common shares at $2.50 per share for gross proceeds of $8.0 million. In July 2004, the Company issued 2.0 million flow-through shares at $3.85 per share for gross proceeds of $7.7 million. In December 2004, the Company issued 1.5 million flow through shares at $4.30 per share for gross proceeds of $6.45 million. The Company renounced eligible expenditures of $14.2 million for the 2004 taxation year. At December 31, 2004 $9.4 million of eligible expenditures had been incurred and the Company will incur the remaining expenses prior to December 31, 2005. In 2002, 998,700 flow-through common shares were issued at $2.25 per share. As at December 31, 2003, all expenditures required to be expended under the 2002 flow-through agreement had been made.

Under the Company's stock option plan, the Company may grant options to directors and employees up to 10 percent of the issued and outstanding common shares. Under the plan, options vest 1/3 annually over a three year period and an option's maximum term is five years.

A summary of the status of the stock option plan as of December 31, 2004 and 2003, and changes during the years then ended, is presented below:

	2004		2003	
	Number of Shares	Exercise Price $	Number of Shares	Exercise Price $
Outstanding, beginning of year	885,000	1.08	885,000	1.00
Reduction resulting from Plan of Arrangement (Note 4)	(93,810)	—	—	—
Granted	1,016,000	3.02	125,000	1.60
Exercised	(165,920)	1.12	—	—
Cancelled	(127,050)	2.05	(125,000)	1.00
Outstanding, end of year	1,514,220	2.36	885,000	1.08
Exercisable, end of year	383,891	1.19	320,000	1.16

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.12	446,470	1.83 — 3.83	346,641
1.79	111,750	3.25	37,250
2.75 — 3.19	956,000	4.23 — 4.99	—
	1,514,220		383,891

The following table summarizes information about stock options outstanding at December 31, 2003.

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	2.83	133,332
1.00	150,000	3.58	50,000
1.00	410,000	3.83	136,668
1.60	125,000	4.25	—
	885,000		320,000

During 2002, the Company issued Agent's Options to purchase 400,000 common shares at a price of $1 per share. These options were exercised August 28, 2003.

In 2003, the Company adopted the fair value based method of accounting for its stock based compensation plan whereby the fair value of stock options granted after January 1, 2003 is recognized as general and administrative expense and as contributed surplus. The stock based compensation expense for 2004 is $331,650 (2003 - $8,983). Had compensation expense associated with the Company's stock option plan been recognized using the fair value based method for all option grants prior to January 1, 2003, the pro forma effect would have been as follows:

	2004 $	2003 $
Compensation costs	40,022	45,511
Net income:		
As reported - restated (Notes 2 and 3)	208,334	230,667
Pro forma	168,312	185,156
Net income per share:		
As reported - Basic and Diluted	0.01	0.01
Pro forma - Basic and Diluted	0.01	0.00

The weighted average fair value of stock options granted during the year ended December 31, 2004 was $3.02 (2003 - $1.11) per stock option. The fair value of each stock option granted during the year ended December 31, 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Risk free interest rate	4.0%	4.0%
Expected lives (years)	5.0	5.0
Dividend per share	$Nil	$Nil
Expected volatility	60%	-

8. PROVISION FOR INCOME TAXES

The provision for future income taxes varies from the amounts that would be computed by applying the effective Canadian federal and provincial income tax rates to the income before income taxes as follows:

	2004 $	2003 $
Income before income taxes	242,488	705,493
Corporate income tax rate	39.25%	40.75%
	95,177	287,488
Increase from		
Non-deductible crown charges	(99,910)	346,440
Other non-deductible expenses	123,259	5,727
Rate reductions	(405,669)	(182,313)
Future income tax expense (recovery)	(287,143)	457,342

The major components of the future income tax liability at December 31, 2004, using a combined federal and provincial rate of 34.5 percent (2003 – 38.5 percent), are as follows:

	2004		2003	
	Amount $	Future Income Taxes $	Amount $	Future Income Taxes $
Temporary differences:				
Future income tax liability				
Carrying value of capital assets in excess of tax basis	15,956,293	5,601,722	4,010,147	1,543,907
Future income tax assets				
Share issue costs	(1,818,196)	(640,954)	(533,350)	(205,340)
Net future income tax liability	14,138,097	4,960,768	3,476,797	1,338,567

9. FINANCIAL INSTRUMENTS

The Company's accounts receivable, accounts payable and accrued liabilities and revolving bank loan constitute financial instruments. The fair values of these financial instruments approximate their carrying amount due to the short-term maturity of these financial instruments.

The Company is exposed to credit related losses, in the event of default by counterparties to financial instruments. The Company does not expect the counterparty to its forward sales contracts to fail to meet its obligations because of its investment grade credit quality. The Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the price the Company receives for its sale of crude oil, natural gas and natural gas liquids.

The Company's revolving bank loan bears interest at bank prime plus 0.4 percent. The interest rate risk is the risk that the bank prime rate may fluctuate in the future.

The Company's revenues are generated from the sale of crude oil, natural gas and natural gas liquids. The prices for these commodities are subject to considerable risk of fluctuation due to various factors, including changes to world supply and demand, local supply and demand and geopolitical issues.

FORWARD SALES CONTRACTS

The Company entered into, as at December 31, 2004, the following sales contracts with the marketers of its crude oil and natural gas products to hedge its oil and gas price risk.

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

The above contracts are physical contracts that are intended to be settled financially each month as part of the process by which the Company is paid for its production and sales. Any gain or loss is included in revenue received for the Company's crude oil sales for the corresponding month.

10. COMMITMENT, GUARANTEES AND CONTINGENCIES

Principal repayments under the Company's office lease are required as follows:

	$
2005	298,000
2006	298,000
2007	298,000
2008	298,000
2009	99,000

In addition, the Company has assumed the office lease of Oiltec Resources Ltd., which has approximately four years remaining at an annual cost of $135,000. This lease has been sublet at no net cost to the Company for the remaining term of the lease.

The Company has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant impact on the Company's financial statements or operations.

11. CHANGES IN NON-CASH WORKING CAPITAL

	Investing	Operating	Total
December 31, 2003			
Accounts payable and accrued liabilities	1,869,440	3,778,922	5,648,362
Accounts receivable	454,018	3,191,131	3,645,149
	1,415,422	587,791	2,003,213
December 31, 2004			
Accounts payable and accrued liabilities	6,102,068	8,248,984	14,351,052
Accounts receivable	2,899,334	6,409,817	9,309,151
	3,202,734	1,839,167	5,041,901
Net change	1,787,312	1,251,376	3,038,688
Denison working capital acquired	—	110,693	110,693
Oiltec working capital acquired	(4,175,000)	(1,147,721)	(5,322,721)
Change in non-cash working capital	(2,387,688)	214,348	(2,173,340)

12. SUBSEQUENT EVENTS

On February 24, 2005 the Company issued 4,000,000 common shares at $3.90 for gross proceeds of $15,600,000. In March, 2005 the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.0 million. The transaction is expected to close prior to March 31, 2005.

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual Meeting of holders of common shares of Forte Resources Inc. (the "Corporation") held April 27, 2005 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

	Description of Matter	**Outcome of Vote**
1.	Ordinary resolution fixing the number of directors to be elected at the Meeting at eight (8)	Resolution approved
2.	Ordinary resolution approving the election of the eight (8) nominees to be elected to serve as directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated March 8, 2005 (the "Information Circular")	Resolution approved
3.	Ordinary resolution approving the appointment of Deloitte & Touche Calgary LLP, Chartered Accountants as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such	Resolution approved

Dated at Calgary, Alberta this 27th day of April, 2005.

FORTE RESOURCES INC.

Per: (signed) "Jay P. Reid"
Jay P. Reid
Corporate Secretary



2450, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403)237-5163
Fax: (403)237-5256

April 27, 2005

Autorité des Marchés Financiers
800, square Victoria, 22e étage
C.P. 246, tour de la Bourse
Montréal (Québec)
H4Z 1G3

Attention: Sylvia Nastasi
Direction du marché des capitaux

Re: Continuous disclosure requirements of the Quebec Securities Act
File No.: 22603

Dear Ms. Nastasi;

As per your request dated April 12, 2005 please find attached the signed Auditor's Report and Financial Statements for the year ended December 31, 2004. When looking on S.E.D.A.R, you will see that there is an original filing and two amendments. The original filing of the Auditor's Report and Financial Statements for the year ended December 31, 2004 was filed without signatures. The first amendment filing of the Auditor's Report and Financial Statements for the year ended December 31, 2004 was filed as two separate documents. Finally this third amendment will be the required filing of both documents as one file. I apologize for the confusion of this. If you have any questions, please feel free to contact me at (403) 237-5163.

Yours truly,

FORTE RESOURCES INC.

(signed) "M. Foltinek"

M. Foltinek
Office Manger

/mmf
Encls.

AUDITORS' REPORT

To the Shareholders of **Forte Resources Inc.**:

We have audited the consolidated balance sheets of **Forte Resources Inc.** as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta
March 15, 2005

Consolidated Balance Sheets

As at December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
ASSETS		
CURRENT		
Accounts receivable	**9,309,152**	3,645,149
Capital assets (Note 5)	**111,487,618**	34,043,122
Goodwill (Note 4)	**8,776,915**	—
	129,573,685	37,688,271
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**14,351,052**	5,648,362
Revolving bank loan (Note 6)	**28,004,793**	11,077,300
	42,355,845	16,725,662
Asset retirement obligation (Note 3)	**4,707,191**	2,877,975
Future income taxes (Note 8)	**4,960,768**	1,338,567
	52,023,804	20,942,204
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**76,328,512**	16,064,682
Contributed surplus	**340,633**	8,983
Retained earnings	**880,736**	672,402
	77,549,881	16,746,067
	129,573,685	37,688,271

APPROVED BY THE BOARD,

Doug N. Baker
President & CFO, Director

Thomas J. MacKay
Chairman & CEO, Director

Consolidated Statements of Income and Retained Earnings

Years Ended December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
REVENUE		
Oil and gas	**38,482,351**	18,630,163
EXPENSES		
Royalties	**7,392,321**	3,330,094
Operating	**11,496,055**	6,399,962
General and administrative (Note 5)	**2,124,756**	876,137
Interest	**971,526**	336,078
Stock based compensation	**331,650**	8,983
Depletion, depreciation and accretion (Note 5)	**15,923,555**	6,973,416
	38,239,863	17,924,670
INCOME BEFORE INCOME TAXES	**242,488**	705,493
PROVISION FOR INCOME TAXES		
Future (Note 8)	**(287,143)**	457,342
Capital	**321,297**	17,484
	34,154	474,826
NET INCOME	**208,334**	230,667
RETAINED EARNINGS, BEGINNING OF YEAR		
Beginning of year, as previously reported	**452,217**	359,740
Change in accounting policy related to asset retirement obligations (Notes 2 and 3)	**220,185**	81,995
Beginning of year, as restated	**672,402**	441,735
RETAINED EARNINGS, END OF YEAR	**880,736**	672,402
Net income per common share (Note 2)		
Basic and Diluted	**0.01**	0.01
Weighted average number of common shares outstanding (Note 2)		
Basic	**27,641,412**	16,143,144
Diluted	**28,996,845**	19,506,557

FORTE RESOURCES INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004 $	2003 $ (Restated - Notes 2 and 3)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	**208,334**	230,667
Adjustments for:		
Depletion, depreciation and accretion	**15,923,555**	6,973,416
Future income taxes	**(287,143)**	457,342
Stock-based compensation	**331,650**	8,983
	16,176,396	7,670,408
Asset retirement expenditures	**(282,784)**	(62,203)
Changes in non-cash working capital (Note 11)	**214,348**	1,328,896
	16,107,960	8,937,101
FINANCING		
Revolving bank loan	**(210,230)**	10,254,136
Issuance of common shares, net of issue costs	**20,868,841**	397,278
	20,658,611	10,651,414
INVESTING		
Capital expenditures	**(22,514,883)**	(20,922,630)
Acquisition of Oiltec Resources Ltd. (Note 4)	**(11,864,000)**	—
Changes in non cash working capital (Note 11)	**(2,387,688)**	1,334,115
	(36,766,571)	(19,588,515)
NET CHANGE IN CASH	—	—
CASH, BEGINNING AND END OF YEAR	—	—
SUPPLEMENTARY INFORMATION		
Interest received	—	—
Interest paid	**768,111**	317,708
Taxes paid	**89,968**	22,484

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Forte Resources Inc. ("Forte" or the "Company") was incorporated under the laws of the Province of Alberta by Articles of Incorporation. The Company is engaged in the exploration and development of petroleum and natural gas properties through its wholly-owned subsidiaries.Forte Oil Corporation and Denison Resources Inc., which were acquired in 2004 in two separate corporate reorganizations effected by Plans of Arrangement.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the Company and its wholly owned subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles, including the changes in accounting policies adopted January 1, 2004 as outlined in Note 3. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results can differ from those estimates.

CAPITAL ASSETS

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenditures, well equipment and certain other overhead expenditures related to exploration.

Capitalized costs, including tangible well equipment, are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties. Unproven properties are excluded from the depletion calculation until quantities of proven reserves or impairment can be determined. Depreciation of office equipment is computed using the diminishing-balance method at an annual rate of 25 percent.

Gains or losses on the sale or disposition of petroleum and natural gas properties are not recognized except under circumstances, which result in a major revision of the depletion rate.

The Company calculates a ceiling test whereby the carrying value of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted prices, adjusted for transportation and quality differentials. Should the ceiling test result in excess carrying value, the Company would then measure the amount of the impairment by comparing the carrying amounts of property and equipment to an amount equal to the net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. The Company's risk-free interest rate is used to arrive at net present value of future cash flows, any excess carrying amount would be recorded as a permanent impairment.

JOINT VENTURES

Substantially, all of the Company's exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

FLOW-THROUGH SHARES

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. Share capital is reduced and future income tax liability is increased by the estimated cost of the renounced tax deductions at the time expenditures are renounced.



REVENUE RECOGNITION

Revenue from the sale of oil and gas is recognized based on volume delivered at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

FINANCIAL INSTRUMENTS

The Company may enter into financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction. If the hedge of an anticipated future transaction is terminated or if a hedge ceases to be effective, the gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in the value of the financial instrument are reflected in income. Any financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

STOCK-BASED COMPENSATION EXPENSE

The Company has adopted the fair value method of accounting for stock options granted to employees and directors during 2003. Stock-based compensation expense is recorded for all options granted after January 1, 2004, with a corresponding increase recorded as contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant and is recognized over the vesting period of the option. For options granted between January 1, 2002 and January 1, 2003, the Company continues to disclose the pro forma earnings impact of related stock-based compensation expense as if this fair value method had been adopted at the beginning of that period (see Note 7). When stock options are exercised, the amounts previously accumulated as contributed surplus are credited to share capital at that time.

PER SHARE AMOUNTS

Per share amounts are calculated using the total weighted average number of common shares outstanding during the year. Diluted per share calculations reflect the exercise or conversion of potentially dilutive securities at the later of the date of grant of such securities or the beginning of the year. The Company computes diluted earnings per share using the treasury stock method to determine the dilutive effect of stock options.

GOODWILL

Goodwill is the excess of the total purchase price over the fair value of the net identifiable assets acquired and the liabilities assumed in business acquisitions. Goodwill is assessed for impairment annually at year-end or as events occur that could result in impairment. Impairment is recognized based on the fair value of the reporting unit compared to the carrying value of its assets. If the fair value of the reporting unit is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the reporting unit had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting unit over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this impaired fair value is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

The following policies were adopted effective January 1, 2004:

ASSET RETIREMENT OBLIGATIONS

The Company adopted CICA section 3110, "Asset Retirement Obligations" which requires that the recognition of the fair value of obligations associated with the retirement of long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability with the accretion amount included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying assets. The impact of the adoption of CICA section 3110, which has been applied retroactively, is disclosed in Note 3 of the consolidated financial statements.

PROPERTY AND EQUIPMENT - OIL AND GAS

The Company adopted Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying

value of the cost centre to the sum of the undiscounted cash flows expected from the proved oil and gas reserves. If the carrying value is lower than this amount the costs centre is written down to its fair value using the expected present value approach. This approach incorporates risk and uncertainties in the expected future cash flows, which are discounted using a risk-free rate of five percent. The adoption of AcG-16 had no effect on the Company's financial results as at January 1, 2004.

The test for impairment of the Company's oil and gas carrying value was calculated at December 31, 2004 using the following product price assumptions, which were based upon the average of the current price assumptions of the Company's independent engineers and the forward strip of the New York Mercantile Exchange:

Year	Oil WTI US$	Natural Gas AECO Cdn$
2005	47.72	6.97
2006	45.57	6.66
2007	41.19	6.21
2008	38.73	5.73
2009	37.42	5.37
Thereafter	36.40 – 37.45	5.47 – 5.98

HEDGING RELATIONSHIPS

The CICA published an amended Accounting Guideline 13, "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. All derivative instruments that do not qualify as a hedge under the guideline, or are not properly designated as a hedge, will be recorded on the balance sheet as either an asset or a liability with changes in fair value recognized in earnings. The Company adopted the standard January 1, 2004 with no impact on the financial results as it continues to follow hedge accounting.

3. ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the Company adopted new recommendations related to Asset Retirement Obligations as stated in Note 2 and as a result year-end December 31, 2003 results were restated as follows:

Consolidated Balance Sheet as at December 31, 2003	As Reported $	Change $	As Restated $
Capital assets	32,110,822	1,932,300	34,043,122
Asset retirement obligation	—	2,877,975	2,877,975
Provision for site restoration and abandonment	1,303,700	(1,303,700)	—
Future income taxes	1,200,727	137,840	1,338,567
Retained earnings, end of year	452,217	220,185	672,402

Consolidated Statement of Income and Retained Earnings for the Year Ended December 31, 2003	As Reported $	Change $	As Restated $
Depletion, depreciation and accretion	7,198,116	(224,700)	6,973,416
Provision for income taxes	370,832	86,510	457,342
Net income	92,477	138,190	230,667

At December 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $9,386,000. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit adjusted interest rate of eight percent and an inflation rate of 1.5 percent.

Changes to asset retirement obligations were as follows:

	2004 $	2003 $
Asset retirement obligations, beginning of the year	2,877,975	2,067,178
Liabilities incurred on acquisitions	1,726,000	
Liabilities incurred through operations	330,000	756,000
Liabilities settled	(282,784)	(62,203)
Accretion	249,000	117,000
Change in estimates	(193,000)	
Asset retirement obligations, end of year	4,707,191	2,877,975

4. ACQUISITIONS

On March 9, 2004 the Company completed an Arrangement Agreement (the "Denison Arrangement") with Denison Energy Inc. ("Denison") and certain other parties, under which the oil and gas assets and a subsidiary of Denison were acquired by the Company. For each Forte Oil Corporation share owned, shareholders received 0.894 shares (representing approximately 80 percent) of a newly formed public company, created for this purpose. Shareholders of Denison received 3,733,886 shares of the Company (representing approximately 20 percent of the outstanding shares). The values assigned to the net assets acquired are as follows:

	$
Net assets acquired	1,069,656
Current assets	10,486,169
Capital assets	(958,963)
Current liabilities	(1,125,000)
Asset retirement obligation	(3,175,000)
Bank loan	6,296,862
Consideration	
Common shares (3,733,886 shares)	6,296,862

On June 23, 2004 the Company completed an Arrangement Agreement with Oiltec Resources Ltd. ("Oiltec") under which 100% of the shares of Oiltec were acquired by Forte and Oiltec was amalgamated with Forte Oil Corporation, a wholly owned subsidiary of the Company. Shareholders of Oiltec received 10,515,935 common shares and $11.864 million cash in total for their Oiltec shares. The transaction has been accounted for as a purchase of Oiltec by Forte and the values assigned to the net assets acquired are as follows:

	$
Net assets acquired	
Current assets	3,294,809
Capital assets	59,981,000
Goodwill	8,776,915
Current liabilities	(8,617,530)
Future tax liability	(4,408,072)
Asset retirement obligation	(601,000)
Bank debt	(13,962,723)
	44,463,399
Consideration	
Common shares (10,515,935 shares)	32,599,399
Cash	11,864,000
	44,463,399

5. CAPITAL ASSETS

	2004 $	2003 $
Petroleum and natural gas properties	134,747,649	41,831,263
Office furniture and equipment	310,680	95,015
	135,058,329	41,926,278
Accumulated depletion and depreciation	(23,570,711)	(7,883,156)
	111,487,618	34,043,122

The Company capitalized general and administrative costs of $770,100 for the year ended December 31, 2004 (2003 - $522,570) relating to exploration and development activity. Costs attributed to undeveloped land of $11,007,612 for the year ended December 31, 2004 (2003 - $4,164,546) have been excluded from the calculation of depletion and depreciation. At December 31, 2004, the asset retirement obligation expense of $814,000 (2003 - $1,107,600) was included in depletion and depreciation expense. Accretion expense of 249,000 was included in depletion and depreciation for the year ended December 31, 2004 (December 31, 2003- 117,000). The total asset retirement obligation at December 31, 2004 was $9,386,000 (2003 - $5,747,000) and these costs are expected to be incurred over the next 10 to 15 years. The Company incurred site restoration costs of $282,784 during the year ended December 31, 2004 (2003 - $62,203).

6. REVOLVING BANK LOAN

The Company had a demand revolving credit facility with a limit of $34.0 million at December 31, 2004, of which $28.0 million had been drawn down (2003 - $11.08 million). The facility is secured by a general security agreement and a $60.0 million first floating charge debenture covering all of the Company's assets. Interest is payable at the bank prime rate plus 0.4 percent. The Company also has a fixed term compressor loan facility of $450,000, with interest at the prime rate plus two percent and monthly principle repayments of $30,000.

7. SHARE CAPITAL

AUTHORIZED

The Company is authorized to issue an unlimited number of common shares. The Company is also authorized to issue an unlimited number of First preferred shares and Second preferred shares as well as 3,500,000 First preferred shares, Series I.

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Issued				
Common shares				
Beginning of the year	16,398,700	16,064,652	15,998,700	15,667,374
Issued on acquisition of Denison assets (note 4)	3,733,886	6,296,862	—	—
Issued on acquisition of Oiltec (note 4)	10,515,935	32,599,399	—	—
Issued for cash	6,865,949	22,335,687	400,000	400,000
Share issue costs	—	(1,466,846)	—	(2,722)
Tax benefit of share issue costs	—	498,728	—	—
Conversion of Preferred, Series I shares	1,341,000	15	—	—
Reduction resulting from the Denison Arrangement	(1,738,262)	—	—	—
End of year	37,117,208	76,328,497	16,398,700	16,064,652

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
First preferred, Series I shares				
Beginning of year	3,000,000	30	3,000,000	30
Reduction resulting from the Denison Arrangement	(318,000)	—	—	—
Conversion to common shares	(1,341,000)	(15)	—	—
End of year	1,341,000	15	3,000,000	30
		76,328,512		16,064,682

The First preferred, Series I shares are convertible on a one-for-one basis into common shares of the Company if certain performance targets are met. These performance targets include measures of cash flow per share, share price or rate of return in the event of a sale of the Company. The performance targets are measured over a three and five year term. If the targets are not met prior to August 28, 2006, the conversion rights attached to the First preferred, Series I shares will expire. Performance targets for the three year period were met and 1,341,000 performance shares were converted to common shares in April 2004. Performance targets for the five year period were met in February 2005 and the remaining 1,341,000 performance shares will be converted to common shares in March 2005.

In March 2004, the Company issued 3.2 million common shares at $2.50 per share for gross proceeds of $8.0 million. In July 2004, the Company issued 2.0 million flow-through shares at $3.85 per share for gross proceeds of $7.7 million. In December 2004, the Company issued 1.5 million flow through shares at $4.30 per share for gross proceeds of $6.45 million. The Company renounced eligible expenditures of $14.2 million for the 2004 taxation year. At December 31, 2004 $9.4 million of eligible expenditures had been incurred and the Company will incur the remaining expenses prior to December 31, 2005. In 2002, 998,700 flow-through common shares were issued at $2.25 per share. As at December 31, 2003, all expenditures required to be expended under the 2002 flow-through agreement had been made.

Under the Company's stock option plan, the Company may grant options to directors and employees up to 10 percent of the issued and outstanding common shares. Under the plan, options vest 1/3 annually over a three year period and an option's maximum term is five years.

A summary of the status of the stock option plan as of December 31, 2004 and 2003, and changes during the years then ended, is presented below:

	2004		2003	
	Number of Shares	Exercise Price $	Number of Shares	Exercise Price $
Outstanding, beginning of year	885,000	1.08	885,000	1.00
Reduction resulting from Plan of Arrangement (Note 4)	(93,810)	—	—	—
Granted	1,016,000	3.02	125,000	1.60
Exercised	(165,920)	1.12	—	—
Cancelled	(127,050)	2.05	(125,000)	1.00
Outstanding, end of year	1,514,220	2.36	885,000	1.08
Exercisable, end of year	383,891	1.19	320,000	1.16

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.12	446,470	1.83 — 3.83	346,641
1.79	111,750	3.25	37,250
2.75 — 3.19	956,000	4.23 — 4.99	—
	1,514,220		383,891

The following table summarizes information about stock options outstanding at December 31, 2003.

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	2.83	133,332
1.00	150,000	3.58	50,000
1.00	410,000	3.83	136,668
1.60	125,000	4.25	—
	885,000		320,000

During 2002, the Company issued Agent's Options to purchase 400,000 common shares at a price of $1 per share. These options were exercised August 28, 2003.

In 2003, the Company adopted the fair value based method of accounting for its stock based compensation plan whereby the fair value of stock options granted after January 1, 2003 is recognized as general and administrative expense and as contributed surplus. The stock based compensation expense for 2004 is $331,650 (2003 - $8,983). Had compensation expense associated with the Company's stock option plan been recognized using the fair value based method for all option grants prior to January 1, 2003, the pro forma effect would have been as follows:

	2004 $	2003 $
Compensation costs	40,022	45,511
Net income:		
As reported - restated (Notes 2 and 3)	208,334	230,667
Pro forma	168,312	185,156
Net income per share:		
As reported - Basic and Diluted	0.01	0.01
Pro forma - Basic and Diluted	0.01	0.00

The weighted average fair value of stock options granted during the year ended December 31, 2004 was $3.02 (2003 - $1.11) per stock option. The fair value of each stock option granted during the year ended December 31, 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Risk free interest rate	4.0%	4.0%
Expected lives (years)	5.0	5.0
Dividend per share	$Nil	$Nil
Expected volatility	60%	-

8. PROVISION FOR INCOME TAXES

The provision for future income taxes varies from the amounts that would be computed by applying the effective Canadian federal and provincial income tax rates to the income before income taxes as follows:

	2004 $	2003 $
Income before income taxes	242,488	705,493
Corporate income tax rate	39.25%	40.75%
	95,177	287,488
Increase from		
Non-deductible crown charges	(99,910)	346,440
Other non-deductible expenses	123,259	5,727
Rate reductions	(405,669)	(182,313)
Future income tax expense (recovery)	(287,143)	457,342

The major components of the future income tax liability at December 31, 2004, using a combined federal and provincial rate of 34.5 percent (2003 – 38.5 percent), are as follows:

	2004		2003	
	Amount $	Future Income Taxes $	Amount $	Future Income Taxes $
Temporary differences:				
Future income tax liability				
Carrying value of capital assets in excess of tax basis	15,956,293	5,601,722	4,010,147	1,543,907
Future income tax assets				
Share issue costs	(1,818,196)	(640,954)	(533,350)	(205,340)
Net future income tax liability	14,138,097	4,960,768	3,476,797	1,338,567

9. FINANCIAL INSTRUMENTS

The Company's accounts receivable, accounts payable and accrued liabilities and revolving bank loan constitute financial instruments. The fair values of these financial instruments approximate their carrying amount due to the short-term maturity of these financial instruments.

The Company is exposed to credit related losses, in the event of default by counterparties to financial instruments. The Company does not expect the counterparty to its forward sales contracts to fail to meet its obligations because of its investment grade credit quality. The Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the price the Company receives for its sale of crude oil, natural gas and natural gas liquids.

The Company's revolving bank loan bears interest at bank prime plus 0.4 percent. The interest rate risk is the risk that the bank prime rate may fluctuate in the future.

The Company's revenues are generated from the sale of crude oil, natural gas and natural gas liquids. The prices for these commodities are subject to considerable risk of fluctuation due to various factors, including changes to world supply and demand, local supply and demand and geopolitical issues.

FORWARD SALES CONTRACTS

The Company entered into, as at December 31, 2004, the following sales contracts with the marketers of its crude oil and natural gas products to hedge its oil and gas price risk.

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

The above contracts are physical contracts that are intended to be settled financially each month as part of the process by which the Company is paid for its production and sales. Any gain or loss is included in revenue received for the Company's crude oil sales for the corresponding month.

10. COMMITMENT, GUARANTEES AND CONTINGENCIES

Principal repayments under the Company's office lease are required as follows:

	$
2005	298,000
2006	298,000
2007	298,000
2008	298,000
2009	99,000

In addition, the Company has assumed the office lease of Oiltec Resources Ltd., which has approximately four years remaining at an annual cost of $135,000. This lease has been sublet at no net cost to the Company for the remaining term of the lease.

The Company has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant impact on the Company's financial statements or operations.

11. CHANGES IN NON-CASH WORKING CAPITAL

	Investing	Operating	Total
December 31, 2003			
Accounts payable and accrued liabilities	1,869,440	3,778,922	5,648,362
Accounts receivable	454,018	3,191,131	3,645,149
	1,415,422	587,791	2,003,213
December 31, 2004			
Accounts payable and accrued liabilities	6,102,068	8,248,984	14,351,052
Accounts receivable	2,899,334	6,409,817	9,309,151
	3,202,734	1,839,167	5,041,901
Net change	1,787,312	1,251,376	3,038,688
Denison working capital acquired	—	110,693	110,693
Oiltec working capital acquired	(4,175,000)	(1,147,721)	(5,322,721)
Change in non-cash working capital	(2,387,688)	214,348	(2,173,340)

12. SUBSEQUENT EVENTS

On February 24, 2005 the Company issued 4,000,000 common shares at $3.90 for gross proceeds of $15,600,000. In March, 2005 the Company entered into a binding letter of intent to sell properties producing approximately 50 boe/d for $8.0 million. The transaction is expected to close prior to March 31, 2005.